Form 20-F
period 2003-12-31
MAG SILVER CORP
filed 2004-06-30
CIK 1230992

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended DECEMBER 31, 2003

Commission file number    0-50437

MAG Silver Corp. (formerly Mega Capital Investments Inc.)

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant's name into English)

British Columbia

(Jurisdiction of incorporation or organization)

Suite 800, 409 Granville Street, Vancouver, British Columbia, Canada, V6C 1T2

 (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class

Name of each exchange on which registered

None

N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares Without Par Value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

23,093,995 Common Shares at December 31, 2003

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

  [X]  Yes     [  ]  No

Indicate by check mark which financial statement item the registrant has elected to follow.

[X]    Item 17  [  ]    Item 18

TABLE OF CONTENTS

GLOSSARY

INTRODUCTION AND USE OF CERTAIN TERMS

MAG Silver Corp. is a company incorporated under the Company Act (British Columbia) on April 21, 1999.  As used herein, except as the context otherwise requires, the terms "Company" or "MAG" refer to MAG Silver Corp.  Our financial statements are prepared in accordance with Canadian generally accepted accounting principles with a reconciliation to United States Generally Accepted Accounting Principles and are presented in Canadian dollars.  All monetary amounts contained in this Annual Report are in Canadian dollars unless otherwise indicated.

Our North American office and principal place of business is located at Suite 800, 409 Granville Street, Vancouver, British Columbia, Canada, V6C 1T2. Our registered office is located at Suite 1400, 1055 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2E9.

FORWARD-LOOKING STATEMENTS

The following discussion contains forward-looking statements regarding events and financial trends, which may affect our future operating results and financial position.  Such statements are subject to risks and uncertainties that could cause our actual results and financial position to differ materially from those anticipated in forward-looking statements.  These factors include, but are not limited to, the fact that we will need additional financing to fully execute our business plan and will be subject to certain risks, all of which factors are set forth in more detail in Item 3. Key Information - Risk Factors and Item 5. Operating and Financial Review and Prospects.

When used in this Annual Report, the words "estimate," "intend," "expect," "anticipate" and similar expressions are intended to identify forward-looking statements.  Readers are cautioned not to place undue reliance on these statements, which speak only as of the date of this Annual Report.  These statements are subject to risks and uncertainties that could cause results to differ materially from those contemplated in such forward-looking statements.

GLOSSARY

The following is a glossary of terms that appear in this Annual Report.

Ag	The elemental symbol for silver.
alteration	Usually referring to chemical reactions in a rock mass resulting from the passage of hydrothermal fluids.
alunite	A potassium-aluminum sulfate mineral, a common component of hydrothermal alteration assemblages.
andesite	Volcanic rock, low in quartz content, generally fine grained and moderately dark coloured.
anomalous	A value, or values, in which the amplitude is statistically between that of a low contrast anomaly and a high contrast anomaly in a given data set.
basalt	Volcanic rock, low in quartz content, generally fine grained and dark coloured.
calcite	Calcium carbonate mineral. It is a common constituent of many rock types as well as occurring in veins and alteration assemblages.
carbonate	Minerals which have the formula "X"CO3. Calcite is the most common carbonate mineral.
Cascabel	Minera Cascabel, S.A. de C.V., a company incorporated pursuant to the laws of the Mexican Republic.
Common Shares	Common Shares without par value in the capital stock of the Company.
Company	MAG Silver Corp.
Cretaceous	The geological period extending from 135 million to 63 million years ago.
diorites	Medium-coloured intrusive igneous rocks of intermediate composition.
Don Fippi Property	The Don Fippi Property as defined in Item 4. Information on the Company – Description of the Business - Don Fippi.
Don Fippi Shares

Up to 2,000,000 Common Shares which may be issued by the Company in connection with its acquisition of the Don Fippi Property as described in Item 4. Information on the Company - Business Overview – The Don Fippi Property.

Exchange	TSX Venture Exchange.
exploration concession	A defined area for which mineral tenure has been granted by the Mexican government for a period of six years to allow exploration. The concession may subsequently be upgraded to exploitation status.
fault	A fracture in rock where there has been displacement of the two sides.
First Special Warrants

The special warrants issued by the Company on September 9, 2002 granting the holders thereof the right to acquire, without additional cost, up to an aggregate of 1,500,000 units of the Company, each unit consisting of one Common Share of the Company and one First SW Warrant, all of which were exercised on April 3, 2003.

First SW Warrants	Share purchase warrants of the Company that entitle the holder to purchase one First SW Warrant Share at a price of $0.20 until September 9, 2004.
First SW Warrant Shares	The Common Shares of the Company to be acquired upon exercise of the First SW Warrants.
flow	Volcanic rock comprised of flow lava.

fracture	Breaks in a rock, usually due to intensive folding or faulting.
g/T	Grams per tonne (31.1 g/T = 1.0 troy ounce/tonne).
gangue	Minerals incorporated in an orebody other than those of economic interest.
grade

The concentration of each ore metal in a rock sample, usually given as weight percent.  Where extremely low concentrations are involved, the concentration may be given in grams per tonne (g/T) or ounces per ton (oz/T).  The grade of an ore deposit is calculated, often using sophisticated statistical procedures, as an average of the grades of a very large number of samples collected from throughout the deposit.

Guigui Property	The Guigui Property as defined in Item 4. Information on the Company – Description of the Business – Guigui.
Guigui Shares

Up to 2,000,000 Common Shares which may be issued by the Company in connection with its acquisition of the Guigui Property as described in Item 4. Information on the Company - Business Overview - The Guigui Property.

hydrothermal	Hot fluids, usually mainly water, in the earth's crust which may carry metals and other compounds in solution to the site of ore deposition or wall rock alteration.
igneous	A rock formed by the cooling of molten silicate material.
intrusive	A rock mass formed below the earth's surface from magma which has intruded into a pre-existing rock mass.
Juanicipio Property	The Juanicipio Property as defined in Item 4. Information on the Company – Description of the Business – Juanicipio.
kaolinite	An aluminum-silicate clay mineral. It is a common component of hydrothermal alteration of siliceous rocks.
Lagartos	Minera Los Lagartos, S.A. de C.V., a company incorporated pursuant to the laws of the Mexican Republic, the principal of which is the Company.
magma	Molten rock formed within the crust or upper mantle of the earth.
Mexico or Mexican Republic	United Mexican States
mill	A facility for processing ore to concentrate and recover valuable minerals.
mineral reserve

That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. The economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study.  The study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

mineral resource

A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Industry Guide 7 does not provide for the disclosure of "mineral resource estimates".

mineralization	Usually implies minerals of value occurring in rocks.
monzonite	An intermediate intrusive rock related to granite.

net smelter returns royalty or NSR	Payment of a percentage of mining revenues after deducting applicable smelter charges.
ore	A natural aggregate of one or more minerals which may be mined and sold at a profit, or from which some part may be profitably separated.
outcrop	An exposure of rock at the earth's surface.
oz/T	Troy ounces per tonne.
Policy 2.4

The Policy of the Exchange entitled "Capital Pool Companies" which sets forth the steps for listing a company on the Exchange as a "capital pool company" (which is essentially a blind pool) and the steps that company must take, including its Qualifying Transaction, to qualify for a regular listing on the Exchange.

porphyry	Rock type with mixed crystal sizes, i.e., containing larger crystals of one or more minerals.
portal	Entrance from surface into an underground development.
Property Shares	The Don Fippi Shares and the Guigui Shares.
Public Offering Warrant Shares

5,750,000 Common Shares which the holders of 5,750,000 warrants issued by the Company pursuant to its prospectus dated March 31, 2003 are entitled to purchase at the price of $0.75 per share until April 15, 2005.

pyrite	Iron sulfide mineral.
Qualifying Transaction

The transaction conducted pursuant to Policy 2.4 whereby the Company acquired significant assets, other than cash, by way of purchase, amalgamation, merger or arrangement with another company or by other means and then qualified for a regular listing on the Exchange.

quartz	Si02, a common constituent of veins, especially those containing gold and silver mineralization.
Recently Acquired Properties	The properties described in Item 2. Information on the Company – Business Overview – Recently Acquired Properties.
rhyolite	Volcanic rock high in quartz content, generally fine grained and light coloured.
Second Special Warrants

The special warrants issued by the Company on December 20, 2002 granting the holders thereof the right to acquire, without additional cost, up to an aggregate of 900,000 units of the Company, each unit consisting of one Common Share of the Company and one-half of one Second SW Warrant, all of which were exercised on April 3, 2003.

Second SW Warrants	Share Purchase Warrants of the Company that entitle the holder to purchase one Second SW Warrant Share at a price of $0.40 until December 20, 2004.
Second SW Warrant Shares	The Common Shares of the Company to be acquired upon exercise of the Second SW Warrants.
serpentinite	A rock composed of serpentine, typically formed from the alteration of mafic igneous rocks.
silicification	Replacement of the constituents of a rock by quartz.
tailings	material rejected from a mill after recoverable valuable minerals have been extracted.
Tertiary	The geological period extending from 63 million to 2 million years ago.
tonne or "T"	Metric ton = 1,000 kilograms or 1,000,000 grams.

VAT

An acronym for "Value Added Tax" which, in Mexico, is charged on all goods and services at a rate of 15%.  Proprietors selling goods or services must collect VAT on behalf of the government.  Goods or services purchased incur a credit for VAT paid.  The resulting net VAT is then remitted to, or collected from the Government of Mexico through a formalized filing process.

veinlets	Small veins, generally measuring only a few millimetres in thickness, filling fractures in rocks.
veins	The mineral deposits that are found filling openings in rocks created by faults or replacing rocks on either side of faults.
volcaniclastic	Coarse-grained sedimentary rocks (sandstone or conglomerate) composed of fragments of volcanic rocks.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.   KEY INFORMATION

Selected Financial Data

The following table sets forth our selected consolidated financial information, which has been derived from our consolidated financial statements included in this Annual Report prepared in accordance with Canadian Generally Accepted Accounting Principles.  Information for the 12 months ended December 31, 2003, 2002 and 2001 are derived from audited financial statements which are included elsewhere in this Report. Information for the year ended December 31, 2000 and the period from April 21, 1999 to December 31, 1999 are derived from audited financial statements that are not included in this Report.  The financial data should be read in conjunction with our consolidated financial statements and notes thereto and Item 5. Operating and Financial Review and Prospects.

	12 months ended Dec. 31, 2003	12 months ended Dec. 31, 2002	12 months ended Dec. 31, 2001	12 months ended Dec. 31, 2000	Apr. 21/99 to Dec. 31, 1999
Revenue	$Nil	$Nil	$Nil	$Nil	$Nil
Total Expenses	$915,007	$123,536	$288,449	$19,066	$8,521
Net Loss	$(837,539)	$(122,631)	$(279,639)	$(5,641)	$(8,066)
Basic and Diluted Loss per Share	$(0.06)	$(0.08)	$(0.19)	$(0.00)	$(0.00)
Weighted Average Common Shares Outstanding	14,455,369	1,500,000	1,500,000	1,304,066	Nil
Consolidated Balance Sheet
Total Assets	$8,534,794	$408,125	$110,904	$386,192	$150,000
Total Liabilities	$208,018	$58,880	$14,028	$9,677	$8,066
Working Capital	$4,920,182	$108,472	$76,876	$376,515	$141,934
Shareholders' Equity	$8,326,776	$349,245	$96,876	$376,515	$141,934

Under U.S. GAAP, all amounts in the foregoing table remain the same except the following:

Net Loss	$(4,058,279)	$(160,433)	$(279,639)	$(5,641)	$(8,066)
Basic and Diluted Loss per Share	$(0.28)	$(0.11)	$(0.19)	$(0.00)	$(0.00)
Total Assets	$5,876,252	$370,323	$110,904	$386,192	$150,000
Shareholders' Equity	$5,668,234	$311,443	$96,876	$376,515	$141,934

On May 31, 2004, the Interbank rate of exchange for converting Canadian dollars into United States dollars equalled 1.36 Canadian dollars for one United States dollar.  The following table presents a history of the high and low exchange rates of Canadian dollars into United States dollars for the previous six months.

Month	High	Low
May 2004	1.3968	1.3577
April 2004	1.3707	1.3093
March 2004	1.348	1.308
February 2004	1.3442	1.3102
January 2004	1.334	1.269
December 2003	1.3405	1.2923

The following table presents a five-year history of the average annual exchange rates of Canadian dollars into United States dollars, calculated by using the average of the exchange rates on the last day of each month during the given year.

Year	Average Exchange Rate
2003	1.4012
2002	1.5705
2001	1.5490
2000	1.4855
1999	1.4858

Capitalization

Not applicable.

Risk Factors

The following is an overview of the risk factors to be considered in relation to our business. Specific risk factors to be considered are as follows:

1.

Values attributed to the Company's assets may not be realizable, the Company has no proven history and its ability to continue as a going concern depends upon a number of significant variables. The amounts attributed to the Company's exploration concessions in its financial statements represent acquisition and exploration costs and should not be taken to represent realizable value. Further, the Company has no proven history of performance, revenues, earnings or success. As such, the Company's ability to continue as a going concern is dependent upon the existence of economically recoverable resources, the ability of the Company to obtain the necessary financing to complete the development of its interests and future profitable production or alternatively, upon the Company's ability to dispose of its interests on a profitable basis.

2.

The Company is dependent on its key personnel, who have not entered into written agreements with the Company and whom are not insured by the Company. The Company is dependent upon the continued availability and commitment of its key management and consultants, whose contributions to immediate and future operations of the Company are of central importance.  The Company relies on its President, George Young, and its other officers, none of whom has entered into a written employment agreement with the Company, for the day-to-day operation of the Company, its projects and the execution of the Company's business plan.  The Company also relies heavily on Dr. Peter Megaw for the planning, execution and assessment of the Company's exploration programs.  Dr. Megaw is an arm's length consultant to the Company and he is paid a fee for his services based on fair market rates and his submission of invoices for services rendered. The Company has not obtained "key man" insurance for any of its management or consultants. The loss of either George Young or Dr. Megaw may have a temporary negative impact on the Company until they were replaced.

3.

The Company does not pay dividends. Payment of dividends on the Company's shares is within the discretion of the Company's Board and will depend upon the Company's future earnings, its capital requirements and financial condition, and other relevant factors.  The Company does not currently intend to declare any dividends for the foreseeable future.

4.

The Company's directors and officers may have conflicts of interest which may not be resolved in favour of the Company, which in turn may adversely affect the Company. None of the Company's directors or officers devote their full time to the affairs of the Company. All of the directors and officers of the Company are also directors, officers and shareholders of other natural resource or public companies, as a result of which they may find themselves in a position where their duty to another company conflicts with their duty to the Company.  None of the Company's constating documents or any of its other agreements contain any provisions mandating a procedure for addressing such conflicts of interest. There is no assurance that any such conflicts will be resolved in favour of the Company. If any of such conflicts are not resolved in favour of the Company, the Company may be adversely affected. See Item 6. Directors, Senior Management and Employees for details of other companies that the Company's officers and directors are involved with.

Risk Factors Relating to Title

5.

Title to the properties in which the Company has an interest may be in doubt and any challenge to the title to any of such properties may have a negative impact on the Company.  A full investigation of legal title to the Company's property interests has not been carried out at this time.  Accordingly, title to these property interests may be in doubt.  Other parties may dispute title to the properties in which the Company has an interest.  The Company's property interests may also be subject to prior unregistered agreements or transfers or land claims and title may be affected by undetected defects.  Any challenge to the title to any of the properties in which the Company has an interest may have a negative impact on the Company as the Company will incur expenses in defending such challenge and, if the challenge is successful, the Company will lose any interest it may have in the subject property.  In addition, the Company's ability to explore and exploit the property interests is subject to ongoing approval of local governments.

6.

Title opinions provide no guarantee of title and any challenge to the title to any of such properties may have a negative impact on the Company.  Although the Company has or will receive title opinions for any concessions in which it has or will acquire a material interest, there is no guarantee that title to such concessions will not be challenged or impugned.  In Mexico, a title opinion does not provide absolute comfort that the holder has unconditional or absolute title.  Any challenge to the title to any of the properties in which the Company has an interest may have a negative impact on the Company as the Company will incur expenses in defending such challenge and, if the challenge is successful, the Company will lose any interest it may have in the subject property.

7.

Titles to the properties in which the Company has an interest are not registered in the name of the Company, which may result in potential title disputes having a negative impact on the Company. Except for the Sierra de Ramirez Agreement and the Cinco de Mayo Agreement (as such agreements are defined below), all of the agreements under which the Company may earn interests in properties have either been registered or been submitted for registration with the Mexican Public Registry of Mining, but title relating to the properties in which the Company may earn its interests are held in the names of parties other than the Company. Furthermore, in the case of the Adargas Agreement (as defined below), the parties thereto will need to execute an addendum and subsequently file such Agreement and addendum with the Mexican Public Registry of Mining for its recordation. Any of such properties may become the subject of an agreement which conflicts with the agreement pursuant to which the Company may earn its interest, in which case the Company may incur expenses in resolving any dispute relating to its interest in such property and such a dispute could result in the delay or indefinite postponement of further exploration and development of properties with the possible loss of such properties.

Risk Factors Relating to the Company's Property Interests

8.

The properties in which the Company has an interest are in the exploration stage and most exploration projects do not result in the discovery of commercially mineable deposits.  All of the Company's property interests are at the exploration stage only (even when some of the mining concession titles covering such property interests were issued as exploitation concessions) and there are no known commercial quantities of minerals or precious gems on such properties.  Most exploration projects do not result in the discovery of commercially mineable deposits of ores or gems. Because the probability of an individual prospect ever having reserves is extremely remote, in all probability the Company's properties do not contain any reserves, and any funds spent on exploration will be lost. The failure of the Company to find an economic mineral deposit on any of its exploration concessions will have a negative effect on the Company.

9.

The properties in which the Company has an interest are in Mexico.  The Company's property interests are located in Mexico.  Any changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability in Mexico are beyond the control of the Company and may adversely affect its business. See Item 4. Information on the Company – Business Overview – Carrying on Business in Mexico.

10.

There is no guarantee licenses and permits required by the Company will be obtained which may result in the Company losing its interest in the subject property.  The operations of the Company may require licenses and permits from various governmental authorities.  The Company may not be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects.  Failure to obtain such licenses and permits may adversely affect the Company's business as the Company would be unable to legally conduct its intended exploration work, which may result in it losing its interest in the subject property.

11.

Environmental regulations are becoming more onerous to comply with and the cost of compliance with environmental regulations and changes in such regulations may reduce the profitability of the Company's operations.  The Company's operations are subject to environmental regulations promulgated by government agencies from time to time.  Environmental legislation provides for restrictions and prohibitions of spills, release or emission of various substances produced in association with certain mining industry operations, such as seepage from tailing disposal areas, which could result in environmental pollution.  Failure to comply with such legislation may result in the imposition of fines and penalties.  In addition, certain types of operations require submissions to and approval of environmental impact assessments.  Environmental legislation is evolving in a manner which means stricter standards and enforcement, fines and penalties for non-compliance are more stringent.  Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees.  The cost of compliance with environmental regulations and changes in such regulations may reduce the profitability of the Company's operations. See Item 4. Information on the Company – Business Overview – Carrying on Business in Mexico – Environmental Regulation.

12.

Mexican  Foreign Investment and Income Tax Laws apply to the Company.  Under the Foreign Investment Law of Mexico, there is presently no limitation on foreign capital participation in mining operations; however, the applicable laws may change in a way which may adversely impact the Company and its ability to repatriate profits.  Under Mexican Income Tax Law, dividends paid out of "previously taxed net earnings" are not subject to Mexican taxes if paid to a foreign investor.  Otherwise, such dividends paid to a foreign resident corporation are subject to the Mexican corporate tax rate, which presently is 33 percent over a gross up basis (amount of the dividend times 1.4925), payable by the Mexican company.  Currently, there is no withholding tax on dividends paid by a Mexican company to a foreign shareholder.

13.

Foreign currency fluctuations and inflationary pressures may have a negative impact on the Company's financial position and results.  The Company's property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the

Company's financial position and results.  As the Company maintains its accounts in Canadian and US dollars, any appreciation in Mexican currency against the Canadian or US dollar will increase our costs of carrying out operations in Mexico.  Further, any decrease in the US dollar against the Canadian dollar will result in a loss on our books to the extent we hold funds in US dollars.  The steps taken by management to address foreign currency fluctuations may not eliminate all adverse effects and, accordingly, the Company may suffer losses due to adverse foreign currency fluctuations. The Company also bears the risk of incurring losses occasioned as a result of inflation in Mexico.

14.

None of the properties in which the Company has an interest has any reserves. Currently, there are no reserves on any of the properties in which the Company has an interest.

Risk Factors Relating to Mining Generally

15.

Mining exploration is a speculative business and most exploration projects do not result in the discovery of commercially mineable deposits.  Exploration for minerals or precious gems is a speculative venture necessarily involving substantial risk. The expenditures made by the Company described herein may not result in discoveries of commercial quantities of minerals or precious gems. The failure to find an economic mineral deposit on any of the Company's exploration concessions will have a negative effect on the Company.

16.

Mining operations generally involve a high degree of risk and potential liability.  Hazards such as unusual or unexpected formations and other conditions are involved in mining.  The Company may become subject to liability for pollution, fire, explosions, cave-ins or hazards against which it cannot insure or against which it may elect not to insure.  The incurrence of any such liabilities may have a material, adverse effect on the Company's financial position.

17.

Mineral prices and marketability fluctuate and any decline in mineral prices may have a negative effect on the Company.  Mineral prices, particularly gold and silver prices, have fluctuated widely in recent years.  The marketability and price of minerals and precious gems which may be acquired by the Company will be affected by numerous factors beyond the control of the Company.  These other factors include delivery uncertainties related to the proximity of its reserves to processing facilities and extensive government regulation relating to price, taxes, royalties, allowable production land tenure, the import and export of minerals and precious gems and many other aspects of the mining business.  Declines in mineral prices may have a negative effect on the Company.

18.

Mining is a highly competitive industry.  The mining industry is intensely competitive and the Company must compete in all aspects of its operations with a substantial number of large established mining companies with substantial capabilities and greater financial and technical resources than the Company.  The Company may be unable to acquire additional attractive mining properties on terms it considers to be acceptable.  The inability of the Company to acquire attractive mining properties would result in difficulties in it obtaining future financing and profitable operations.

Risk Factors Relating to Financing

19.

Adequate funding may not be available, resulting in the possible loss of the Company's interests in its properties.  Sufficient funding may not be available to the Company for further exploration and development of its property interests or to fulfil its obligations under applicable agreements.  The Company may not be able to obtain adequate financing in the future or the terms of such financing may not be favourable.  Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of properties with the possible loss of such properties.  The Company will require new capital to continue to operate its business and to continue with exploration on its properties, and additional capital may not be available when needed, if at all.

20.

Funding and property commitments will result in dilution to the Company's shareholders. It is likely any additional capital required by the Company as described in Risk Factor #19 above will be raised through the issuance of additional equity which will result in dilution to the Company's shareholders. Further, as described in Item 4. Information on the Company – Business Overview, the Company is required to issue common shares in order for Lagartos to earn its interests in properties. Such property share issuances will also result in dilution to the Company's shareholders.

21.

Substantial expenditures are required for commercial operations and if financing for such expenditures is not available on acceptable terms, the Company may not be able to justify commercial operations.  If mineable deposits are discovered, substantial expenditures are required to establish reserves through drilling, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction.  Although substantial benefits may be derived from the discovery of a major deposit, resources may not be discovered in sufficient quantities to justify commercial operations or the funds required for development may not be obtained at all or on terms acceptable to the Company.

22.

Lack of funding to satisfy contractual obligations may result in the Company's loss of property interests.  The Company may, in the future, be unable to meet its share of costs incurred under agreements to which it is a party and the Company may have its property interests subject to such agreements reduced as a result or even face termination of such agreements.  The Company has acquired options to acquire interests in six properties in Mexico and in order to obtain ownership of each of such properties, it must make payments to the current owners and incur certain exploration expenditures on those properties. In order to secure ownership of these properties, additional financing will be required. Failure of the Company to make the requisite payments in the prescribed time periods will result in the Company losing its entire interest in the subject property and the Company will no longer be able to conduct its business as described in this Annual Report. The Company may not have sufficient funds to: (a) satisfy the minimum expenditures or the option payment required to be made in 2004 in relation to the Don Fippi Property; (b) satisfy the option payment required to be made in 2004 in relation to the Guigui Property; (c) make the minimum expenditures to maintain the Don Fippi Property in good standing under Mexican law; and (d) make the minimum expenditures to earn its interest in any of the Recently Acquired Properties.  In such event, in respect of any of the properties, the Company may seek to enter into a joint venture or sell the subject property or elect to terminate its option. The Company will have to raise further financing to fund the required exploration on the Don Fippi Property. See Item 4. Information on the Company - Business Overview and Item 5. Operating and Financial Review and Prospects – Tabular Disclosure of Contractual Obligations for details of the property payments the Company is required to make to earn its interests.

Miscellaneous Risk Factors

23.

The price of the Company's shares is volatile.  Publicly quoted securities are subject to a relatively high degree of price volatility.  It may be anticipated that the quoted market for the shares of the Company will be subject to market trends generally, notwithstanding any potential success of the Company in creating sales and revenues.

24.

There is an absence of a liquid trading market for the Company's shares.  Shareholders of the Company may be unable to sell significant quantities of shares into the public trading markets without a significant reduction in the price of their shares, if at all.  The Company may not continue to meet the listing requirements of the Exchange or achieve listing on any other public listing exchange.

25.

The Penny-Stock Rule may limit trading in the Company's shares.  In October 1990, Congress enacted the "Penny Stock Reform Act of 1990." "Penny Stock" is generally any equity security other than a security (a) that is registered or approved for registration and traded on a national securities exchange or an equity security for which quotation information is disseminated by The National Association of Securities Dealers Automated Quotation ("NASDAQ") System on a real-time basis pursuant to an effective transaction reporting plan, or which has been authorized or approved for authorization upon notice of issuance for quotation in the NASDAQ System, (b) that is issued by an investment company registered under the Investment Company Act of 1940, (c) that is a put or call option issued by Options Clearing Corporation, (d) that has a price of five dollars (US) or more, or (e) whose issuer has net tangible assets in excess of $2,000,000(US), if the issuer has been in continuous operation for at least three years, or $5,000,000(US) if the issuer has been in continuous operation for less than three years, or average revenue of at least $6,000,000(US) for the last three years.

The Company's Common Shares are presently considered "penny stock" under these criteria. Therefore, the Common Shares are subject to Rules 15g-2 through 15g-9 (the "Penny Stock Rules") under the Exchange Act. The "penny stock" trading rules impose duties and responsibilities upon broker-dealers and salespersons effecting purchase and sale transactions in the Company's shares, including determination of the purchaser's investment suitability, delivery of certain information and disclosures to the purchaser, and receipt of a specific purchase agreement from the purchaser prior to effecting the purchase transaction.  Compliance with the "penny stock" trading rules affect or will affect the ability to resell the Company's shares by a holder principally because of the additional duties and responsibilities imposed upon the broker-dealers and salespersons recommending and effecting sale and purchase transactions in such securities.  In addition, many broker-dealers will not effect transactions in penny stocks, except on an unsolicited basis, in order to avoid compliance with the "penny stock" trading rules.  Consequently, the "penny stock" trading rules may materially limit or restrict the number of potential purchasers of the Company's shares and the ability of a holder to resell our stock.

So long as the Common Shares are within the definition of "Penny Stock" as defined in Rule 3a51-1 of the Exchange Act, the Penny Stock Rules will continue to be applicable to the Common Shares. Unless and until the price per share of Common Shares is equal to or greater than $5.00(US), or an exemption from the rule is otherwise available, the Common Shares may be subject to substantial additional risk disclosures and document and information delivery requirements on the part of brokers and dealers effecting transactions in the Common Shares. Such additional risk disclosures and document and information delivery requirements on the part of such brokers and dealers may have an adverse effect on the market for and/or valuation of the Common Shares.

26.

Classification as a Passive Foreign Investment Company has adverse income tax consequences for United States shareholders. The Company believes it is a Passive Foreign Investment Company ("PFIC"), as that term is defined in Section 1297 of the Internal Revenue Code of 1986, as amended, and believes it will be a PFIC in the foreseeable future. Consequently, this classification will result in adverse tax consequences for U.S. holders of the Company's shares. For an explanation of these effects on taxation, see Item 10. Additional Information – United States Federal Income Tax Consequences. U.S. shareholders and prospective holders of the Company's shares are also encouraged to consult their own tax advisers.

27.

The Company and its principals and assets are located outside of the United States which makes it difficult to effect service of process or enforce within the United States any judgments obtained against the Company or its officers or directors.  Substantially all of the Company's assets are located outside of the United States and the Company does not currently maintain a permanent place of business within the United States.  In addition, most of the directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons' assets are located outside the United States.  As a result, it may be difficult for investors to effect service of process or enforce within the United States any judgments obtained against the Company or its officers or directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.  In addition, there is uncertainty as to whether the courts of Canada, Mexico and other jurisdictions would recognize or enforce judgments of United States courts obtained against the Company or its directors and officers predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in Canada, Mexico or other jurisdictions against the Company or its directors and officers predicated upon the securities laws of the United States or any state thereof. Further, any payments as a result of judgments obtained in Mexico should be in pesos and service of process in Mexico must be effectuated personally and not by mail.

ITEM 4.   INFORMATION ON THE COMPANY

History and Development of the Company

The Company was originally incorporated under the Company Act (British Columbia) on April 21, 1999 under the name "583882 B.C. Ltd.".  On June 28, 1999, the Company changed its name to "Mega Capital Investments Inc.".  On April 22, 2003, the Company changed its name to "MAG Silver Corp." to reflect its new business consequent upon the completion of its Qualifying Transaction.  Effective March 29, 2004, the Company Act (British Columbia) was replaced by the Business Corporations Act (British Columbia). Our North American office and principal place of business is located at Suite 800, 409 Granville, Vancouver, British Columbia, Canada, V6C 1T2 (phone:  604-630-1399).

The Company is a "reporting" company in the Provinces of British Columbia, Alberta and Ontario.

The Company's Common Shares were listed and posted for trading on the Exchange (TSX VN: MGA) on April 19, 2000.  Concurrent with the Company's name change to MAG Silver Corp. on April 22, 2003, the trading symbol was changed to "MAG".

The Company does not have an agent in the United States.

The Qualifying Transaction

On April 5, 2001, the Company entered into a letter of intent to acquire all of the issued and outstanding share capital of Advanced Disc Manufacturing Corporation ("ADMC"), a private British Columbia start-up company engaged in the manufacture of injection moulded compact discs.  Effective May 2, 2001, a formal share exchange agreement was entered into among the Company, ADMC and the shareholders of ADMC in which the terms of the acquisition were set forth (the "ADMC Agreement").  This proposed acquisition was intended to serve as the Company's Qualifying Transaction.  In contemplation of the closing of this transaction, the Company advanced ADMC a total of $268,758 to finance its operations.  On September 26, 2001, the Company issued a press release to announce that it would not be proceeding with its intended purchase of the share capital of ADMC as a result of certain breaches of the ADMC Agreement by the vendors of the ADMC shares.  Of the amounts advanced by the Company to ADMC, only $16,338 was returned.  As a result, the Company wrote off to expense the outstanding advances to ADMC in the amount of $252,420.

Subsequent to the termination of the ADMC Agreement, the Company was introduced to Dr. Peter Megaw who directed the Company to consider what appeared to be favourable opportunities involving the acquisition and exploration of silver properties in Mexico.  After reviewing these new opportunities, the Company felt the proposal represented a favourable business concept for the Company.  Management was of the opinion that the Company was well equipped to pursue the opportunities and therefore proceeded with the concept.

In August 2002, the Company entered into an arms' length agreement dated August 8, 2002 (the "Lagartos Agreement") with Ing. Porfirio Cesar Augusto Padilla Lara, Dr. Peter Megaw and Dr. Carl Kuehn (collectively, the "Vendors") pursuant to which the Company agreed to acquire (the "Acquisition") 98% (later amended to include 99% registered ownership and beneficial ownership of the remaining 1%) of the issued and outstanding common shares of Lagartos.  Lagartos is a private company incorporated under the laws of the Mexican Republic in the mineral exploration business, as described below.  As consideration for the Acquisition, the Company agreed to pay the Vendors the sum of US$5,000, and to further pay the sum of US$50,000 for the reimbursement of funds advanced to secure the Juanicipio Option (described below under "The Juanicipio Property"), plus applicable purchase and transfer costs. The Acquisition of beneficial ownership of 100% of Lagartos was completed on January 15, 2003. The Company's Qualifying Transaction was completed on April 15, 2003, with a concurrent financing, which raised gross proceeds of $5,750,000.

As at December 31, 2003, $2,364,339 has been advanced by the Company as an intercorporate loan to Lagartos, with no fixed terms of repayment, for the purposes of repaying the US$50,000 in respect of the Juanicipio Option, making payments of mining taxes totalling $62,560 and the balance for exploration expenditures.

Business Overview

The Company is in the mineral exploration and development business. The Company is an exploration stage company and there is no assurance that a commercially viable mineral deposit exists on any of our properties. Further exploration will be required before a final evaluation as to the economic and legal feasibility of any of the Company's properties is determined. Even if the Company completes its exploration program and is successful in identifying a mineral deposit, it will have to spend substantial funds on further drilling and engineering studies before it will know if it has a commercially viable mineral deposit or reserve.

Carrying on Business in Mexico

The Company's property interests are located in Mexico.  A summary of the regulatory regime material to the business and affairs of the Company is provided below.

Mining Regulation

The exploration and exploitation of minerals in Mexico may be carried out by Mexican citizens or Mexican companies incorporated under Mexican law by means of obtaining exploration and exploitation concessions.  Exploration concessions are granted by the Mexican federal government for a period of six years from the date of their recording in the Public Registry of Mining and are not renewable.  Holders of exploration concessions may, prior to the expiration of such exploration concessions, apply for one or more exploitation concessions covering all or part of the area covered by one exploration concession.  Failure to apply prior to the expiration of the term of the exploration concession will result in termination of the concession.  An exploitation concession has a term of 50 years, generally renewable for a further 50 years upon application within five years prior to the expiration of such concession.  Both exploration and exploitation concessions are subject to annual work requirements and payment of surface taxes which are assessed and levied on a semiannual basis.  Such concessions may be transferred or assigned by their holders, but such transfers or assignments must comply with the requirements established by the Mexican Mining Law and be registered before the Public Registry of Mining in order to be valid against third parties.

Mineral exploration and exploitation concessions may also be obtained by foreign citizens or foreign corporations, in this latter case, through the establishment of a branch or subsidiary in Mexico, and in the case of foreign citizens, provided that they comply with certain requirements set forth in the Foreign Investment Law.  Foreign citizens are required to apply for the corresponding authorization before the Ministry of Foreign Affairs and register their investment in the National Registry of Foreign Investment.  In the case of a branch of foreign corporations, in addition to registration in the National Registry of Foreign Investment, additional authorization from the Ministry of Economy is required in order to obtain subsequent registration in the corresponding local Public Registry of Commerce.

Mexican mining law does not require payment of finder's fees or royalties to the Government, except for a discovery premium in connection with national mineral reserves, concessions in marine zones and claims or allotments contracted directly from the Council of Mineral Resources.  None of the property interests held by Lagartos are under such fee regime.  However, holders of exploration and exploitation concessions are required to pay surface taxes which are assessed and levied on a semi-annual basis.

Foreign Investment Regulation

Foreign investment regulation in Mexico is basically governed by the Law of Foreign Investment and its Regulations.  Foreign investment of up to 100% in Mexican mining companies is freely permitted.  Foreign companies or companies with foreign investment in their capital stock must be registered with the National Registry of Foreign Investment which is maintained by the Ministry of Economy.

Environmental Regulation

Mexico has federal and state laws and regulations relating to the protection of the environment, including regulations concerning water pollution, air pollution, noise pollution and hazardous substances.  The principal environmental legislation in Mexico is the Ley General del Equilibrio Ecológico y la Protección al Ambiente (the "General Law of Ecological Balance and Environmental Protection" or the "General Law"), which provides for general environmental rules and policies, with specific requirements set forth in regulations on air pollution, hazardous substances, environmental impact and others (the "Environmental Regulations").  Additionally, there are a series of "Mexican Official Norms" that establish ecological and technical standards and requirements on various environmental related matters (the "Ecological Standards").

The Secretaría de Medio Ambiente y Recursos Naturales (the "Ministry of the Environment and Natural Resources" or "SEMARNAT" for its initials in Spanish) is the federal agency in charge of monitoring compliance with and enforcing the General Law, the Environmental Regulations and the Ecological Standards (collectively the "Environmental Laws").  On enforcement matters the SEMARNAT acts mainly through the Procuraduría Federal de Protección al Ambiente (the "Federal Bureau of Environmental Protection" or "PROFEPA" for its initials in Spanish) and in certain cases through other governmental entities under its control.

Environmental Laws also regulate environmental protection in the mining industry in Mexico.  In order to comply with these laws, a series of permits, licences and authorizations must be obtained by a concession holder during the exploration and exploitation stages of a mining project.  Generally, these permits and authorizations are issued on a timely basis after the completion of an application by a concession holder.  To the best of the Company's knowledge, all of the Company's property interests are currently in compliance with the Environmental Laws.

In the exploration stage, the cost of complying with such Environmental Laws is included in the exploration budget. Until such time as the Company conducts larger more invasive procedures, such as trenching or bulk sampling, there is only nominal cost associated with compliance with the Environmental Laws. The Company's programs are not yet sufficiently advanced to allow an estimate of the future cost of such environmental compliance.

Currency

The official monetary unit of Mexico is the peso. The currency exchange rate freely floats and the country has no currency exchange restrictions.  Nevertheless, following the devaluation of the Mexican peso in December, 1994, uncertainties continue with respect to the financial situation of Mexico.  See Item 3. Key Information - Risk Factors, specifically those risk factors dealing with currency fluctuation and inflation.

The following table presents a five-year history of the average annual exchange rates of Canadian dollars into Mexican pesos, calculated by using the average of the exchange rates on the last day of each month during the given year.

Year	Average Exchange Rate
2003	7.73190
2002	6.15751
2001	6.03241
2000	6.36996
1999	6.43512

Value Added Tax

In Mexico, VAT is charged on all goods and services at a rate of 15% percent.  Proprietors selling goods or services must collect VAT on behalf of the government.  Goods or services purchased incur a credit for VAT paid.  The resulting net VAT is then remitted to, or collected from the Government of Mexico through a formalized filing process.

The Juanicipio Property

Pursuant to an agreement dated July 18, 2002 as amended December 19, 2002 between Lagartos and Ing. Martin Bernardo Sutti Courtade I ("Sutti"), of Zacatecas, Mexico (the "Juanicipio Agreement"), Sutti granted to Lagartos an option (the "Juanicipio Option") to acquire a 100% interest in the Juanicipio Property.  Sutti subsequently assigned his interest to Minera Venus, S.A. de C.V.  In order to exercise the Juanicipio Option, Lagartos was required to:

(a)

drill a minimum of 3,500m of diamond core, reverse circulation or a combination of the two methods within 12 months following the date of ratification of the Juanicipio Agreement by all parties in the presence of a notary public (the "Ratification Date"), which was July 18, 2002 (which work was completed);

(b)

pay 1,000 pesos plus applicable taxes and pay the Mexican Treasury one payment of approximately 200,000 pesos (approximately $32,629) representing mining taxes owed for the first half of 2002 (which amount was paid);

(c)

make payments aggregating US$1,225,000 plus VAT on the following basis:

(i)

US$75,000 plus VAT on or before January 18, 2003 (which amount was paid);

(ii)

US$100,000 plus VAT on or before July 18, 2003;

(iii)

US$100,000 plus VAT on or before January 18, 2004;

(iv)

US$150,000 plus VAT on or before July 18, 2004;

(v)

US$150,000 plus VAT on or before January 18, 2005;

(vi)

US$200,000 plus VAT on or before July 18, 2005;

(vii)

US$200,000 plus VAT on or before January 18, 2006; and

(viii)

US$250,000 plus VAT on or before July 18, 2006 and during each semester subsequently until the Juanicipio Property commences production;

(d)

incur expenditures on the Juanicipio Property in the amount of at least US$2,500,000 on the following basis:

(i)

US$750,000 (including amounts incurred in subparagraph (a) above) by July 18, 2004;

(ii)

the cumulative amount of US$1,500,000 by July 18, 2005; and

(iii)

the cumulative amount of US $2,500,000 by July 18, 2006; and

(e)

pay a NSR on the following basis:

(i)

3.5% for silver priced up to US $5.50/troy ounce;

(ii)

3.75% for silver priced greater than US $5.50/troy ounce and up to US $6.50/troy ounce;

(iii)

4.0% for silver priced greater than US $6.50/troy ounce and up to US $7.50/troy ounce;

(iv)

4.25% for silver priced greater than US $7.50/troy ounce and up to US $10/troy ounce; and

(v)

5% for silver priced greater than US $10/troy ounce.

Royalties on other precious metals were to be paid at the same percentage rate then in effect for silver. Royalties on base metals recovered would be paid at half the then prevailing percentage rate for silver.

Minera Venus, S.A. de C.V., the optionor of the Juanicipio Property, is owned as to 99% by Lexington Capital Group Inc. and as to 1% by Jose Ruiz Lopez. Lexington Capital Group Inc. was owned as to 100%

by Strategic Investments Resources Ltd.  Pursuant to a stock purchase agreement dated May 29, 2003 between the Company and Strategic Investments Resources Ltd., on July 16, 2003, for consideration of US$250,000 and 200,000 common shares of the Company at a price of $0.90 per share for a deemed value of $180,000, the Company acquired 100% of the issued shares of Lexington Capital Group Inc., thereby acquiring 99% ownership of the Juanicipio Property (with the remaining 1% held by Jose Ruiz Lopez).  The Company intends to terminate the Juanicipio Agreement, thereby eliminating its obligations (as described above) to make any further option payments, fulfill the above-described work commitments or pay any royalty.  As a result of the acquisition of Lexington by the Company on May 29, 2003, the Company will not have to incur any of the originally required option payments and work commitments to occur after May 29, 2003, as described above.

The Don Fippi Property

Pursuant to an arm's length agreement (the "Don Fippi Agreement") dated as of November 18, 2002 between the Company, Lagartos and Minera Bugambilias, S.A. de C.V. ("Bugambilias"), Bugambilias granted to Lagartos an option (the "Don Fippi Option") to acquire a 100% interest in the Don Fippi Property. In order to exercise the Don Fippi Option, Lagartos must:

(a)

pay to Bugambilias an aggregate of US$550,000 plus VAT (the "Don Fippi Payments") on the following basis:

(i)

US$50,000 plus VAT within five business days after the date the Don Fippi Agreement is accepted by the Exchange, which occurred on April 21, 2003 (the " DF Effective Date") (which amount has been paid);

(ii)

US$50,000 plus VAT on or before April 21, 2004 (which amount has been paid);

(iii)

US$100,000 plus VAT (the "Third DF Payment") on or before April 21, 2005, provided that if during the ten trading days prior to the date the Third DF Payment is due the average closing price of the Common Shares of the Company on the Exchange is more than US$0.50, the Third DF Payment is waived by Bugambilias and need not be made;

(iv)

US$150,000 plus VAT (the "Fourth DF Payment") on or before April 21, 2006, provided that if during the ten trading days prior to the date the Fourth DF Payment is due the average closing price of the Common Shares of the Company on the Exchange is more than US$0.50, the Fourth DF Payment is waived by Bugambilias and need not be made; and

(v)

US$200,000 plus VAT (the "Fifth DF Payment") on or before April 21, 2007, provided that if during the ten trading days prior to the date the Fifth DF Payment is due the average closing price of the Common Shares of the Company on the Exchange is more than US$0.50, the Fifth DF Payment is waived by Bugambilias and need not be made;

(b)

incur expenditures on the Don Fippi Property in the amount of at least US$4,000,000 (the "Don Fippi Expenditures") on the following basis:

(i)

US$250,000 by April 21, 2004, of which US$15,000 must be spent by December 31, 2002 (all of which has been spent);

(ii)

the cumulative amount of US$1,000,000 by April 21, 2005;

(iii)

the cumulative amount of US$2,000,000 by April 21, 2006;

(iv)

the cumulative amount of US$3,000,000 by April 21, 2007; and

(v)

the cumulative amount of US$4,000,000 by April 21, 2008;

(c)

allot and issue to Bugambilias an aggregate of up to 2,100,000 Common Shares of the Company (the "Don Fippi Shares") on the following basis:

(i)

100,000 Common Shares within five business days of April 21, 2003 (which have been issued at $0.50 per share); and

(ii)

commencing December 21, 2003, one Common Share for each US dollar expended by Lagartos as described in paragraph (b) above, up to a maximum of 2,000,000 Common Shares.

Provided that Lagartos has expended a cumulative minimum of US$1,000,000 of Don Fippi Expenditures by April 21, 2005, Lagartos may elect to not incur any further Don Fippi Expenditures or make any further Don Fippi Payments or issue any further Don Fippi Shares under the Don Fippi Agreement and to enter into a joint venture with Bugambilias in respect of the Don Fippi Property in which Lagartos is immediately vested with a 50% interest and Bugambilias will hold a 50% interest and Bugambilias will be the initial operator of the Don Fippi Property under the joint venture. Lagartos and Bugambilias have agreed to enter into a joint venture agreement setting out the terms of such joint venture and including such other terms as are standard in the industry.

Provided that Lagartos has expended a cumulative minimum of US$2,000,000 of Don Fippi Expenditures by April 21, 2006, Lagartos may elect to not incur any further Don Fippi Expenditures or make any further Don Fippi Payments or issue any further Don Fippi Shares under the Don Fippi Agreement and to enter into a joint venture with Bugambilias in respect of the Don Fippi Property in which Lagartos is immediately vested with a 60% interest and Bugambilias will hold a 40% interest and Lagartos will have the option to be the initial operator of the Don Fippi Property under the joint venture. Lagartos and Bugambilias have agreed to enter into a joint venture agreement setting out the terms of such joint venture and including such other terms as are standard in the industry. In the event that Lagartos elects to be the operator of the Don Fippi Property, but fails for a period of at least six months to advance any exploration or development of the Don Fippi Property, Bugambilias has the option to become the operator of the Don Fippi Property.

Lagartos also agreed to pay to Bugambilias a 4.5% NSR.  In the event that a joint venture between the parties is entered into, this NSR may be re-negotiated.

Alternatively, the Don Fippi Option may be exercised at any time by Lagartos by paying such amount as is required to make the total payments to Bugambilias aggregate US$550,000, and by issuing to Bugambilias an aggregate of 2,100,000 Don Fippi Shares.

All properties acquired by Lagartos, Bugambilias or any of their affiliates within the borders of the Don Fippi Property will become part of the Don Fippi Property and be included under the Don Fippi Agreement.

Lagartos may terminate the Don Fippi Agreement at any time by providing Bugambilias with 60 days notice and failing to make any payment or incur any Don Fippi Expenditure when due, but must pay the applicable taxes for the following semester.

Lagartos has a right of first refusal in the event that Bugambilias wishes to dispose of its interest in the Don Fippi Agreement or NSR, except for transfers of interests in the NSR to Bugambilias' shareholders or heirs which are permitted without restriction.

Bugambilias has a right of first refusal in the event that Lagartos wishes to dispose of its interest in the Don Fippi Agreement.

The Guigui Property

Pursuant to an arm's length agreement (the "Guigui Agreement") dated as of November 18, 2002 between the Company, Lagartos and Minera Coralillo, S.A. de C.V. ("Coralillo"), Coralillo granted to Lagartos an option (the "Guigui Option") to acquire a 100% interest in the Guigui Property.  In order to exercise the Guigui Option, Lagartos must:

(a)

pay to Coralillo an aggregate of US$550,000 plus VAT (the "Guigui Payments") on the following basis:

(i)

US$50,000 plus VAT within five business days after the date the Guigui Agreement is accepted by the Exchange, which occurred on April 21, 2003 (the "GG Effective Date") and which amount has been paid;

(ii)

US$50,000 plus VAT on or before June 20, 2004 (which has not been paid);

(iii)

US$100,000 plus VAT (the "Third Guigui Payment") on or before April 21, 2005, provided that if during the ten trading days prior to the date the Third Guigui Payment is due the average closing price of the Common Shares of the Company on the Exchange is more than US$0.50, the Third Guigui Payment is waived by Coralillo and need not be made;

(iv)

US$150,000 plus VAT (the "Fourth Guigui Payment") on or before April 21, 2006, provided that if during the ten trading days prior to the date the Fourth Guigui Payment is due the average closing price of the Common Shares of the Company on the Exchange is more than US$0.50, the Fourth Guigui Payment is waived by Coralillo and need not be made; and

(v)

US$200,000 plus VAT (the "Fifth Guigui Payment') on or before April 21, 2007, provided that if during the ten trading days prior to the date the Fifth Guigui Payment is due the average closing price of the Common Shares of the Company on the Exchange is more than US$0.50, the Fifth Guigui Payment is waived by Coralillo and need not be made;

(b)

incur expenditures on the Guigui Property in the amount of at least US$2,500,000 (the "Guigui Expenditures") on the following basis:

(i)

US$100,000 by April 21, 2004 (which has been spent);

(ii)

the cumulative amount of US $750,000 by April 21, 2005;

(iii)

the cumulative amount of US $1,500,000 by April 21, 2006; and

(iv)

the cumulative amount of US $2,500,000 by April 21, 2007; and

(c)

allot and issue to Coralillo an aggregate of 2,100,000 Common Shares of the Company (the "Guigui Shares") on the following basis:

(i)

100,000 Guigui Shares within five business days of the GG Effective Date (which have been issued at $0.50 per share); and

(ii)

commencing December 21, 2003, one Guigui Share for each US dollar expended by Lagartos as described in paragraph (b) above, up to a maximum of 2,000,000 Guigui Shares.

Provided that Lagartos has expended a cumulative minimum of US$750,000 of Guigui Expenditures by April 21, 2005, Lagartos may elect to not incur any further Guigui Expenditures or make any further Guigui Payments or issue any further Guigui Shares under the Guigui Agreement and to enter into a joint venture with Coralillo in respect of the Guigui Property in which Lagartos is immediately vested with a 50% interest and Coralillo will hold a 50% interest and Coralillo will be the initial operator of the Guigui Property under the joint venture. Lagartos and Coralillo have agreed to enter into a joint venture agreement setting out the terms of such joint venture and including such other terms as are standard in the industry.

Provided that Lagartos has expended a cumulative minimum of US$1,500,000 of Guigui Expenditures by April 21, 2006, Lagartos may elect to not incur any further Guigui Expenditures or make any further Guigui Payments or issue any further Guigui Shares under the Guigui Agreement and to enter into a joint venture with Coralillo in respect of the Guigui Property in which Lagartos is immediately vested with a 60% interest and Coralillo will hold a 40% interest and Lagartos will have the option to be the initial operator of the Guigui Property under the joint venture. Lagartos and Coralillo have agreed to enter into a joint venture agreement setting out the terms of such joint venture and including such other terms as are standard in the industry. In the event that Lagartos elects to be the operator of the Guigui Property, but fails for a period of at least six months to advance any exploration or development of the Guigui Property, Coralillo has the option to become the operator of the Guigui Property.

Lagartos also agreed to pay to Coralillo a 2.5% NSR.  In the event that a joint venture between the parties is entered into, this NSR may be re-negotiated.

Alternatively, the Guigui Option may be exercised at any time by Lagartos by paying such amount as is required to make the total Guigui Payments to Coralillo aggregate US$550,000, and by issuing to Coralillo an aggregate of 2,100,000 Guigui Shares of the Company.

All properties acquired by Lagartos, Coralillo or any of their affiliates within the borders of the Guigui Property will become part of the Guigui Property and be included under the Guigui Agreement.

Lagartos may terminate the Guigui Agreement at any time by providing Coralillo with 60 days notice and failing to make any payment or incur any Guigui Expenditures when due, but must pay the applicable taxes for the following semester.

Lagartos has a right of first refusal in the event that the optionor wishes to dispose of its interest in the Guigui Agreement or NSR, except for transfers of interests in the NSR to Coralillo's shareholders or heirs which are permitted without restriction.

Coralillo has a right of first refusal in the event that Lagartos wishes to dispose of its interest in the Guigui Agreement.

The Company is currently in the process of renegotiating the terms of the Guigui Agreement.

Recently Acquired Properties

Pursuant to an arm's length agreement (the "Sierra de Ramirez Agreement") dated as of December 14, 2003 among the Company, Lagartos and Minera Rio Tinto, S.A. de C.V. ("Rio Tinto"), Rio Tinto granted to Lagartos an option (the "Sierra de Ramirez Option") to acquire a 100% interest in an exploration concession covering 4,443 hectares located in the Sierra de Ramirez district in Durango, Mexico (the "Sierra de Ramirez Property"), subject to a maximum 3% net smelter returns royalty.  In order to exercise the Sierra de Ramirez Option, Lagartos must:

(a)

pay US$30,000 to Rio Tinto and issue to Rio Tinto 20,000 Common Shares of the Company within five days after Exchange acceptance of the Sierra de Ramirez Agreement (the "RT Effective Date"), which acceptance has not yet been received;

(b)

make payments to Rio Tinto as follows:

(i)

US$50,000 12 months after the RT Effective Date;

(ii)

US$25,000 18 months after the RT Effective Date;

(iii)

US$100,000 24 months after the RT Effective Date;

(iv)

US$25,000 30 months after the RT Effective Date;

(v)

US$150,000 36 months after the RT Effective Date;

(vi)

US$25,000 42 months after the RT Effective Date;

(vii)

US$225,000 48 months after the RT Effective Date;

(viii)

US$25,000 54 months after the RT Effective Date; and

(ix)

US$850,000 60 months after the RT Effective Date, of which up to US$500,000 may be paid in Common Shares of the Company; and

(c)

incur exploration expenditures on the property as follows:

(i)

US$50,000 within 12 months after the RT Effective Date;

(ii)

US$100,000 within 24 months after the RT Effective Date;

(iii)

US$150,000 within 36 months after the RT Effective Date;

(iv)

US$200,000 within 48 months after the RT Effective Date; and

(v)

US$250,000 within 60 months after the RT Effective Date.

Pursuant to an arm's length agreement (the "Adargas Agreement") dated as of February 26, 2004 among the Company, Lagartos and Cascabel, Cascabel granted to Lagartos an option (the "Adargas Option") to acquire a 100% interest in the Adargas property (the "Adargas Property"), subject to a 2.5% net smelter returns royalty. In order to exercise the Adargas Option, Lagartos must:

(a)

pay US$25,000 to Cascabel and issue to Cascabel 75,000 Common Shares of the Company within five days after Exchange acceptance of the Adargas Agreement (the "AD Effective Date"), which acceptance has not yet been received;

(b)

make payments to Cascabel as follows:

(i)

US$75,000 12 months after the AD Effective Date;

(ii)

US$125,000 24 months after the AD Effective Date;

(iii)

US$175,000 36 months after the AD Effective Date;

(iv)

US$250,000 48 months after the AD Effective Date;

(v)

US$350,000 60 months after the AD Effective Date; and

(c)

incur exploration expenditures on the Adargas Property as follows:

(i)

US$100,000 within 12 months after the AD Effective Date;

(ii)

US$200,000 within 24 months after the AD Effective Date;

(iii)

US$200,000 within 36 months after the AD Effective Date;

(iv)

US$250,000 within 48 months after the AD Effective Date; and

(v)

US$250,000 within 60 months after the AD Effective Date.

Pursuant to an arm's length agreement (the "Cinco de Mayo Agreement") dated as of April 5, 2004 among the Company, Lagartos and Cascabel, Cascabel granted to Lagartos an option (the "Cinco de Mayo Option") to acquire a 100% interest in the Cinco de Mayo property (the "Cinco de Mayo Property"), subject to a 2.5% net smelter returns royalty. In order to exercise the Cinco de Mayo Option, Lagartos must:

(a)

pay US$25,000 to Cascabel and issue to Cascabel 75,000 Common Shares of the Company within five days after Exchange acceptance of the Cinco de Mayo Agreement (the "CM Effective Date"), which acceptance has not yet been received;

(b)

make payments to Cascabel as follows:

(i)

US$75,000 12 months after the CM Effective Date;

(ii)

US$125,000 24 months after the CM Effective Date;

(iii)

US$175,000 36 months after the CM Effective Date;

(iv)

US$250,000 48 months after the CM Effective Date;

(v)

US$350,000 60 months after the CM Effective Date; and

(c)

incur exploration expenditures on the Cinco de Mayo Property as follows:

(i)

US$100,000 within 12 months after the CM Effective Date;

(ii)

US$200,000 within 24 months after the CM Effective Date;

(iii)

US$200,000 within 36 months after the CM Effective Date;

(iv)

US$250,000 within 48 months after the CM Effective Date; and

(v)

US$250,000 within 60 months after the CM Effective Date.

The Sierra de Ramirez Property, the Adargas Property and the Cinco de Mayo Property are collectively referred to as the "Recently Acquired Properties".

Organizational Structure

The Company is the registered owner of 99% of the issued shares of Lagartos. The remaining 1% of Lagartos is held by Dave Pearce, a director of the Company, in trust for the Company. This results in the Company having 100% beneficial ownership of Lagartos. The registered and records office of Lagartos is located at Paseo de Los Tamarindos 60, Bosques de Las Lomas, 05120 Mexico, D.F., Mexico.

The Company is also the owner of 100% of the issued shares of Lexington Capital Group Inc., a British Virgin Islands company, which holds a 99% interest in the claims underlying the Juanicipio Property.

The following is a list of each subsidiary of the Company and the jurisdiction of incorporation and the direct or indirect percentage ownership by the Company of each subsidiary:

Name of Subsidiary	Jurisdiction of Organization	Percentage of Voting Securities Owned of Controlled
Minera Los Lagartos, S.A. de C.V.	Mexican Republic	100%*
Lexington Capital Group Inc.	British Virgin Islands	100%

*

The Company is the registered owner of 99% of the issued shares and the remaining 1% is registered to David Pearce, a director of the Company, who holds such interest in trust for the Company.

Property, Plants and Equipment

The Company's administrative offices are located in leased premises at Suite 800, 409 Granville Street, Vancouver, British Columbia, V6C 1T2. The Company has no significant plant or equipment for its operations.  Equipment used for exploration or drilling is rented or contracted as needed.

DESCRIPTION OF THE BUSINESS - JUANICIPIO

The disclosure in this section is based on a November 19, 2002 report entitled "The Geology and Exploration Potential of the Juanicipio Property, Fresnillo District, Zacatecas, Mexico" prepared by Clancy J. Wendt ("Wendt"), P.G., of Pincock, Allen and Holt, of Lakewood, Colorado.

Property Description and Location

The Juanicipio Property  (the "Juanicipio Property" or "Juanicipio") is located in the Fresnillo District, Zacatecas, Mexico, approximately 6 kilometres (km.) west of the city of Fresnillo and the Fresnillo Mine of Industrias Peñoles S.A., currently the world's largest silver mine.

The Juanicipio Property covers approximately 7,679 hectares (18,967 acres) and is in the northeastern part of the  Sierra Valdecañas, a 13 km. by 30 km. long mountain range that lies immediately west of Fresnillo.

The property lies on the western edge of the Mexican Altiplano or "Mesa Central".  The Altiplano is that portion of central northern Mexico lying north of the Trans-Mexico Volcanic Belt, between the Sierra Madre Oriental and Sierra Madre Occidental.

Water is abundant at depth and water rights for mine development should be part of the mineral rights. Power is located a few miles from the main part of the property and is available.

Accessibility

Paved highways on the eastern, northern and western sides surround the Sierra Valdecañas, with a good-quality unpaved road linking the paved roads across the southern end of the range.  This southern road is in the process of being paved.  Despite the ruggedness of the central part of the Sierra Valdecañas, access to the northeastern area, where the Juanicipio Property is located, is good.  A high quality dirt road runs about 1.5 km. up the Linares Canyon from the village of Presa Linares.  This provides access to the extreme northeastern corner of the Juanicipio Property.  A separate road proceeds from Fresnillo to the village of Valdecañas, and from there to a pass that allows access to Linares Canyon, some 4 km. south of the village of Presa Linares.  Despite this road access, principal access to the bulk of the area of maximum interest is by foot.  One major drill target should be accessible from existing roads; others will require road building up Linares Canyon.  The routes for these roads have already been approved by the Mexican environmental agency.

Ownership

The Juanicipio Property was originally titled to Juan Antonio Rosales of Zacatecas on August 9, 1999.  The Juanicipio Property was sold by Juan Antonio Rosales to Sutti. Pursuant to the Juanicipio Agreement, Sutti granted to Lagartos an option to acquire a 100% interest in the Juanicipio Property. Sutti then assigned his interest to Minera Venus, S.A. de C.V. As described above, the Company acquired ownership of Lexington Capital Group Inc., which in turn owns 99% of Minera Venus, S.A. de C. V., resulting in the Company indirectly owning 99% of the Juanicipio Property, with the remaining 1% owned by Jose Ruiz Lopez.

History

The Juanicipio Property has seen sporadic, small-scale prospecting by unknown individuals over the last several hundred years, but has seen no production.  Previous work by Sunshine Mining and the Consejo de Recursos Minerales (the Mexican Geologic Survey) has produced geologic maps, geochemical data bases, alteration and geologic maps, geophysical maps, Landsat images, topographic and structure maps.

Geological Setting

District Geology

The Fresnillo District section consists of the lower Cretaceous rocks composed of calcareous graywacke with interbedded shales and limestones.  The limestones are unconformably overlain (perhaps in overthrust contact) by the Chilitos Fm., composed of marine andesitic volcaniclastic sediments, andesite tuffs and flows, and mafic intrusive bodies.  The section is capped by the Tertiary basal conglomerates and volcaniclastics and overlying rhyolite ash-flow tuffs.  Everything older than the Fresnillo Fm. is intruded by andesite dikes and a quartz-monzonite porphyry. The pre-Tertiary section has been folded, tilted (N55W, 30SW) and complexly thrusted.

Juanicipio Geology

The stratigraphy of the Juanicipio area is very similar to that of the adjacent Fresnillo District. The (apparently) oldest rocks seen to date at Juanicipio are fragments of graywacke seen on dumps in the Cerro Colorado area.  These appear similar to the upper Valdecañas Graywackes of the Proaño Group seen in the main portion of the Fresnillo District.

The next oldest rocks are thinly bedded calcareous shales (lower) and andesitic volcaniclastic rocks. These rocks are poorly resistant to weathering and crop out sparingly beneath materials sloughed off the bold outcrops of volcanic rocks along Linares Canyon and at Piedras.  The uppermost surface of the Chilitos is an irregular unconformity, locally marked by deep weathering and paleo-calcrete.  This surface is buried by Tertiary volcaniclastic paleo-alluvium, surface debris, and a variety of tuffs welded and unwelded.

Environmental Surveys

The only environmental surveys done on the Juanicipio Property are those required for drill permitting.  These surveys involve preparing inventories of floral and faunal species and assessments of the impact of road building for drilling.  Drilling permits were granted to Sunshine by SEMARNAT on the basis of these studies.  The permits have been regenerated in the name of Lagartos.

The only surface disturbances on the Juanicipio are small prospect pits from which there has been no production.  Reconnaissance coverage indicates that there are no inherited environmental liabilities from these disturbances.

Mineral Resources and Reserves

The Juanicipio Property remains at an early exploration stage.  No data has yet been generated from which to estimate resources and reserves.

Interpretation and Conclusions

The geology, structure, geochemistry and geophysics at Juanicipio are similar enough to other productive systems that can be readily applied to Juanicipio to generate high quality, potentially high-grade, drilling targets.  The results of the initial mapping, geochemistry and geophysics include the following favourable comparisons:

1.

Similar structural environment with both parallel structures and structures aligned with previously drilled mineralized structures.

2.

A two-stage alteration history with early massive silicification cut by a later iron-oxide, pyrite, kaolinite and alunite stage.

3.

A geochemical signature that is anomalous in minerals that indicate potential mineralization at depth.

4.

Strong NSAMT response for the major structures shows persistence to depth.

5.

The major geologic, geochemical and geophysical features coincide:  It is the late N50-70W structures that have the pyrite, kaolinite, and alunite alteration, geochemical anomalies, and NSAMT responses.

Recommendations

Drill Targets

The following six major target structures have been identified as warranting drilling in a Phase I program, based upon their orientation, alteration history, geochemistry and geophysics: the Fe Oxide Pit Structure, Zonge Structure "A", Zonge Structure "B", Zonge Structure "C", South Target, and Zonge Structure "D".

Recommended Work Program and Budget

Estimated depths to the top of the high-grade mineralization, the most attractive target type, are on the order of 500 to 600 meters (Note that mining at these depths is undertaken routinely in this part of Mexico).  Given angle drilling, the total depths of these holes will average 750 m.  Testing the six proposed targets will require 4,500 m. of drilling at an estimated cost of $1,184,500.  Once the regenerated drilling permits are in place, work can commence immediately.  The following Phase I exploration budget is proposed:

Item	Amount
Logistics: miscellaneous support expenses	$5,000
Geochemical study of structures	5,000
Drilling road work	40,000
Drilling and support for 4,500 meters of drilling @ $200 per m.	900,000
Assaying	20,000
Environmental remediation and review	50,000
Final report	10,000
Sub-Total	$1,030,000
VAT (15%)	154,500
Total	$1,184,500

The Company is proceeding with the proposed work program. To December 31, 2003, approximately $1,145,332 has been spent on the Juanicipio Property.

DESCRIPTION OF THE BUSINESS - DON FIPPI

The disclosure in this section is based on a November 19, 2002 report entitled "The Geology and Exploration Potential of the Don Fippi Property, Batopilas District, Chihuahua, Mexico" prepared for the Company by Wendt.

Property Description and Location

The Don Fippi Property comprises seven exploration claims covering approximately 3,511 ha. in the Batopilas Mining District in southwestern Chihuahua State of Mexico (the "Don Fippi Property" or "Don Fippi").

Don Fippi lies in the topographically rugged central spine of the Sierra Madre. The Don Fippi project area is roughly centred on the town of Batopilas which lies at the bottom of the deep canyon of the Rio Batopilas at about 600 meters elevation.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

There is a good quality 70 km. unpaved road connecting Batopilas to the paved highway that leads to Creel and thence to the cities of La Junta, Cuauhtemoc and Chihuahua 300 km. to the east.  The main road runs along the river and is in very good condition through the town of Batopilas.  Conditions deteriorate south of the town, but the road is passable south to Satevo and west to Camuchin.  A few spur roads run from the main road to the area above the Porfirio Diaz Tunnel.  Access to the balance of the area is by foot or horseback.  Underground access is extensive through the Santo Domingo, San Miguel, Peñasquito and Pastrana mines.  The Porfirio Diaz Tunnel is caved about 1.5 km. from the portal, leaving the back 2.5 km. accessible only through stopes leading from the Peñasquito Level. Locals note that the tunnel has caved in the same place before and that past rehabilitation efforts have taken only a few days.

Both water and power are available at the property.

Ownership

On October 24, 1997, title to the Don Fippi Property vested with Bugambilias.  The Internal Property were acquired by the holders thereof as older claims expired and were liberated under Mexican mining law.  On November 18, 2002, Bugambilias granted to Lagartos an option on the Don Fippi Property.

History

High-grade native silver outcrops in the Batopilas district were discovered around 1630 and production records begin in 1632.  The district contains between 65 and 300 mines and an estimated 200,000,000 to 300,000,000 ounces of silver have been produced from the district.

Geological Setting

Regional Geology

The Batopilas District lies in the heart of the Sierra Madre Occidental magmatic province.  Geologically, this province consists of two thick Tertiary volcanic sequences deposited on a basement of Mesozoic sediments, metasediments, and intrusive rocks.  The two sequences are referred to as the lower volcanic complex and the upper volcanic complex.

Batopilas District Geology

Batopilas District mineralization is hosted entirely within the lower volcanic complex which here consists of intermediate composition intrusive rocks, dominantly dacites and diorites, and extrusive rocks, dominantly andesite tuffs, flows and volcaniclastic sediments.  Rhyolite ash-flows of the upper volcanic supergroup form the prominent mesas that rim the canyon several hundreds to thousands of meters above the vein system.

Mineralization and Alteration

Batopilas District Silver Mineralization

Mineralization in the silver zone dominantly occurs in the Pastrana Dacite, but some occurs in the Tahonas Granodiorite and Dolores Microdiorite.  Pre-mineral quartz-porphyry and post-intra-mineral basalt dikes in veins are mineralized and locally altered to serpentinite.  Mineralization throughout the silver zone overwhelmingly consists of crystallized native silver in calcite gangue.  The silver ores were high grade: ranging from the Batopilas Mining Company's 1880-1913 average direct-smelting grade of 8,000 g/T (257 oz/T) to extremely high-grade pods carrying up to 75% Ag.  The Batopilas Mining Company also produced a significant tonnage of "milling ore" grading 265 g/T (8.5 oz/T).  Oreshoots typically are 15 - 80 m. long, 0.5 - 4.6 m. wide (1 m. average) and up to 350 m. down plunge.  Shoots are connected by up to 90 m. of barren calcite veinlets, often only .1-.3 mm. wide.

Exploration

Exploration by Bugambilias

Bugambilias began its exploration with a comprehensive literature search and data acquisition phase.  The resulting data have been compiled, digitized and registered to a common UTM grid and elevation model.

Much of the historic data was incorporated into a mapping project conducted by Cascabel for the Mexican Mineral Resources Council (COREMI) in 2000.

Very little in the way of geochemistry and geophysics have been done in the past and much of the future work will be to complete these efforts to define targets for future work.

Environmental Surveys

Old workings and prospect pits dot the surface of the Don Fippi Property.  Most dumps, and all tailings were originally deposited on the banks of the Rio Batopilas, and 80 years of flooding have long since carried them away.

No environmental surveys have been done in the district by Bugambilias.

Mineral Resource and Mineral Reserves

The Don Fippi Property remains at an early exploration stage.  No data has yet been generated from which to estimate resources and reserves.

Exploration Program and Techniques

In general, the proposed exploration program has the principal goal of determining whether new geologic information and modern remote sensing techniques can locate blind high-grade native silver pods.  The old system of blind mining should not be necessary, although some of the mentioned targets could be tested by direct mining regardless of the geophysical results.

A two-stage pre-drilling exploration program should be undertaken:  Phase I should begin with continued acquisition and compilation of available data for the district.  This should include careful structural analysis.  This should be followed by detailed surface and underground geologic mapping and analysis.  The field priorities are:

(a)

accurately locate as many old workings as possible with GPS and underground surveying for integration into a district-scale GIS database;

(b)

complete detailed surface mapping of the area above the Roncesvalles Fault to get a better idea of its offset;

(c)

map and sample the quartz-pyrite breccia pipes and evaluate the gold potential;

(d)

map the surface expression of the New Nevada breccia pipe and its possible analogs to the east; and

(e)

visit the Camuchin and Descubridora areas to determine the level of interest and priorities for acquisition and work in those areas.

The surface work should be complemented by underground mapping and sampling.  Some areas in the district will require some minor mine rehabilitation and mucking out of minor caved areas to ensure access.  The Porforio Diaz Tunnel ("PDT") should be cleaned up and re-opened back to the Roncesvalles Fault zone to re-establish flow-through ventilation and allow the mine to "breathe" before underground work commences.  This will be especially important because much subsequent exploration will be underground from the PDT by either drilling or direct heading.  Examination of the upper levels along the Roncesvalles to evaluate the difficulty of rehabilitation should be done once the PDT is reopened.

Recommendations

A Phase I work program should result in definition and refinement of major exploration targets in the district.  These should then be tested with orientation geophysical surveys, followed by more intensive geophysical investigation of the best anomalies developed by the orientation work.  Following is a proposed budget for a Phase I exploration program:

Item	Amount
Logistics: miscellaneous support expenses and equipment (including two metal detectors)	$15,000
Mine rehabilitation	37,500
Geologic mapping (four-man teams for 100 days @ $1,200/day)	120,000
Air photo acquisition	37,500
Geochemical sampling	25,000
Orientation geophysical survey	165,000
Final report and ongoing qualifying reports	20,000
Sub-Total	420,000
VAT (15%)	63,000
Total	$483,000

The Company has commenced this proposed work program. To December 31, 2003, approximately $335,793 has been spent on the Don Fippi Property.

DESCRIPTION OF THE BUSINESS - GUIGUI

The disclosure in this section is based on a November 19, 2002 report entitled "The Geology and Exploration Potential of the Guigui Silver, Lead, Zinc Project, Santa Eulalia District, Chihuahua, Mexico" prepared for the Company by Wendt.

Property Description and Location

The Guigui Property comprises four exploration and three exploitation claims, as defined by the Mexican mining law, covering approximately 4,553 ha. of land between and south of the East and West Camps of Santa Eulalia Mining District in central Chihuahua State of Mexico (the "Guigui Property" or "Guigui").

It is located 23 kilometers east of Chihuahua City and three kilometers by improved dirt road.  The district occupies the approximate center of the north-northwest elongate, fault-bounded Sierra Santa Eulalia (also called Sierra Santo Domingo) whose peaks rise up to 700 m. above the surrounding plains. Water and power are available locally and are near the property boundary.

The Santa Eulalia District is divided into two portions called the West and East Camps, based on a combination of geography, production, and style of mineralization.  The West Camp lies on the western flank of the range and the East Camp lies on the eastern fringe of the range.  The 2.5 km. wide intervening zone is known as the Middle Camp.  The Middle Camp has numerous mineralized showings and small mines, but has not been systematically explored.  The Guigui Property covers the entire area south of the East and West Camps and a significant portion of the southeastern Middle Camp.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Mexican Highway 15, connecting Chihuahua City to Mexico City, runs along the west side of the range, within about 4 km. of the western side of the Guigui Property.  A two-lane paved road cuts off Highway 15 and leads to the town of Santa Eulalia (also known as Aquiles Serdan).  Good quality paved and hard surfaced roads lead north and east from Santa Eulalia to the Buena Tierra, Potosi, and San Antonio Mines, or south into Guigui, which is crossed by a series of well-maintained ranch roads.

Ownership

Cascabel initially filed for the Guigui claims in 1992 and all such claims were subsequently transferred to Coralillo in 2000.  On November 18, 2002, Coralillo granted to Lagartos an option in respect of the Guigui Property.

History

There appears to have been little work done in the Guigui area prior to 1986, except for minor prospecting by unknown individuals.

Work completed between 1991 and 2002 included:

  detailed geologic mapping of the Guigui Property, with emphasis on mapping volcanic stratigraphy, structures cutting the volcanics and alteration.  Geochemical samples were taken of all structures and mineralized outcrops.  This was accomplished via Landsat image analysis, 1:40,000 black and white air-photo analysis, and 1:10,000 scale geologic outcrop mapping.

  geophysical surveys to locate the intrusive centre and to determine the thickness of the volcanic cover.  The surveys included: gravimetrics, ground magnetics, CSAMT (Controlled Source Audio Magneto Tellurics) and NSAMT (Natural Source Audio Magneto Tellurics).

  defining and permitting of drilling targets based on geology, geochemistry and geophysics.  SEMARNAT (Secretaria de Medio Ambiente and Recursos Naturales which is the Secretary of the Environment and Natural Resources) approved 44 drilling sites, with permission for an initial 12-hole program in 1998.  These permits have been renewed annually and remain in effect.

Geological Setting

Geologic work that has been performed on the property consists of detailed geology mapping, geochemical sampling of outcrops, structures, and mineralized areas, geophysical surveys, and permitting of drill targets.

The Santa Eulalia District contains continuous, zoned mineralization and alteration concentrated on the east and west flanks of a southerly-plunging anticline.  Mineralization occurs in the same stratigraphic interval in close temporal and spatial relationship to distinctive felsite sills and dikes.

Exploration efforts to test the mineralized zones have included reconnaissance and detailed geologic and alteration mapping, geochemical sampling, and Gravity, Magnetics and Audio Magneto Tellurics (CSAMT and NSAMT) surveys.

These geologic and geophysical results were the basis for permitting a 6-12 hole-drilling program in 1998.  However, a significant additional area (>400 hectares in the Guigui 2, 3 and 4 claims) has been recently added to the claim package and it is recommended to advance the newly acquired ground to the same level of knowledge prior to drilling.  This should include detailed geologic outcrop mapping with particular attention paid to the areas between Guigui and known mineralization and the approximately 1 km long portion of the San Antonio Graben that lies within Guigui 2.  This mapping should be accompanied by geochemical sampling of all mineralized and altered outcrops.  Additional NSAMT and/or CSAMT geophysical lines should be run over targets identified by the above geologic mapping and consideration should be given to geophysically refining the previously identified targets within Guigui prior to drilling.

Environmental Surveys

The only environmental surveys done on the Guigui Property to date are those required for drill permitting.  These include inventories of floral and faunal species and an assessment of the impact of road building for drilling.

The only surface disturbances in the claim are small prospect pits from which there has been no production and three old fluorite workings.  There are no inherited environmental liabilities from these disturbances.

Drilling

No drilling has been done within Guigui proper.  However, the 12 initial targets permitted for Advanced Projects remain to be drilled.  The permits are in the name of Cascabel and have been renewed annually since 1998.

Recommendations

Existing Guigui Drill Targets

Six major targets have been identified and permitted within the Guigui Property.  The overall program is based on projection into Guigui of the mineralization vectors from the known mining areas, the AMT data, and alteration distribution.  The CSAMT data indicate that the tops of the conductors are not more than 350 m. deep, but they should be drilled to a depth of 450 - 500 m.  Further, if the CSAMT data do not reflect the depth to the tops of the conceptual targets (or if they are altogether misleading), either hole 1 or 2 should be drilled to a 800 - 1000 m. depth to determine if intrusive rocks with associated skarn exist in this geologically indicated target area.  The hole locations are based on a combination of geology, CSAMT/AMT, magnetics, gravity.  The targets lie greater than 300 m. below the surface and are controlled by high angle features, which, combined with topography, means angle holes are required to test the targets effectively.  Many appear to reflect multiple parallel structures so the exploration program was designed so that the holes will cut several of these structures, lengthening the drill hole depth.   Sections for each hole have been generated.  Total of the exploration drilling needed to test the known targets is 4,250 meters.

Recommended Work Program and Budget

Following the above considerations, it is recommended that the first exploration phase focus on mapping, sampling and geophysics in the Guigui 2, 3 and 4 claims and adjoining portions of Guigui.  Drilling the best targets in the combined areas should follow this.  The following Phase I exploration budget is proposed:

Item	Amount
Logistics and support	$5,000
Field Mapping (2 man teams for 60 days)	35,000
Sampling	10,000
Geophysical line preparation	10,000
Geophysics	165,000
Final report and ongoing quality reporting	20,000
Sub-Total	$245,000

Value Added Tax (VAT) @15%	$36,750
Total	$281,750

The Company has commenced the mapping portion of this program. To December 31, 2003, approximately $558,456 has been spent on the Guigui Property. A Phase II program will build on the work done during Phase I. The Phase I data will direct the exploration for Phase II.

Testing the six proposed targets will require 4,250 m. of drilling at an estimated cost of $850,000.  Drilling can commence immediately within Guigui.  Minor permit expansion and refiling will be necessary for Guigui 2, 3, and 4.  The following general drilling budget is proposed for Phase II:

Item	Amount
Logistics and support	$5,000
Road work	20,000
Drilling and support for 4,250 meters of drilling @ $200 per meter	850,000
Assaying	20,000
Environmental remediation and review	40,000
Final report and ongoing quality reporting	20,000
Sub-Total	955,000
Value Added Tax (VAT) @15%	143,250
Total	$1,098,250 (1)

Note: (1)

 In order to incur all of the expenditures recommended in Phase II, the Company will have to raise further financing.

NONE OF THE EXPLORATION CONCESSIONS IN WHICH THE COMPANY HOLDS AN INTEREST ARE KNOWN TO CONTAIN COMMERCIAL QUANTITIES OF MINERALS OR PRECIOUS GEMS. ALL EXPLORATION PROGRAMS PROPOSED FOR ANY EXPLORATION CONCESSIONS IN WHICH THE COMPANY HAS AN INTEREST ARE EXPLORATORY IN NATURE.

Management reviews the carrying value, for accounting purposes, of mineral rights and deferred exploration costs as described in Item 5. Operating and Financial Review and Prospects.

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The Company's main objective is to acquire mineral properties, finance their exploration and, if warranted, develop and bring them into commercial production either directly or by way of joint venture or option agreements or through a combination of the foregoing.  The Company is aiming to develop its exploration concessions to a stage where they could be exploited at a profit.  At that stage, its operations would to some extent be dependent upon the world market price of any minerals mined.

The Company had total deferred exploration costs of $2,057,542 at December 31, 2003 compared to $78,750 at December 31, 2002 and $Nil at December 31, 2001.  During Fiscal 2001 and most of 2002, the Company focused on the identification and completion of a Qualifying Transaction in industries other than mineral exploration and development  (See Item 4. Information on the Company).  In August 2002, the Company entered into an agreement to acquire interests in exploration concessions and an operating subsidiary in Mexico.  During 2003, the Company commenced the exploration of its exploration concessions in Mexico.  This commencement of business in Mexico resulted in the Company incurring the deferred exploration costs described above.  The recoverability of the deferred exploration costs is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability to obtain the necessary financing to meet its obligations under various option agreements and the completion of the development of its properties, future profitable production, or alternatively, upon its ability to dispose of its interests on an advantageous basis.  As a result, there is substantial doubt about the ability of the Company to continue as a going concern.

Future write-downs of properties are dependent on many factors, including general and specific assessments of mineral resources, the likelihood of increasing or decreasing the resources, land costs, estimates of future mineral prices, potential extraction methods and costs, the likelihood of positive or negative changes to the environment, taxation, labour and capital costs.  We cannot assess the monetary impact of these factors at the current stage of our properties.  The dollar amounts shown as exploration concession interests are direct costs of maintaining and exploring properties.  These amounts do not necessarily reflect present or future values.

Additional financing will be required for further exploration and development of our properties.  Although we have been successful in the past in raising funds, there is no assurance that we will be able to raise the necessary funds to meet our funding obligations.

The Company has not been required to make any material expenditure for environmental compliance to date.  The operations of the Company may in the future be affected from time to time in varying degrees by changes in the environmental regulations.  Both the likelihood of new regulations and their overall affect upon the Company vary greatly and are not predictable.  See Item 3. Key Information - Risk Factors.

Operating Results

The discussion and analysis in this section compares the operating results of the year ended December 31, 2003 to the year ended December 31, 2002, and the year ended December 31, 2002 to the year ended December 31, 2001 and should be read in conjunction with the Consolidated Financial Statements and the related Notes thereto provided at Item 17. Financial Statements.  At the present time, the Company's expenditures consist of primarily exploration costs, professional fees, listing and sustaining fees, and general and administrative expenditures.   The Company presently has no production from its interests in exploration concessions and has no significant revenue items.

Year Ended December 31, 2003 Compared to the Year Ended December 31, 2002

Interest income for the year ended December 31, 2003 amounted to $77,468 as compared to $905 in 2002.  Cash on hand during 2002 was low and as a result, interest income was likewise low.  During the first quarter of 2003, the Company was actively pursuing the completion of a Qualifying Transaction and a financing by way of a public offering in Canada.  The acquisition of Lagartos was completed on January 15, 2003 and commencing on this date, the Company has consolidated Lagartos' financial position and results of operations in its financial statements. The main assets held in Lagartos are its interests in the Juanicipio, Don Fippi and Guigui properties located in Mexico.  Expenses for the year ended December 31, 2003 totalled $915,007, compared to $123,536 in 2002.  The Company was not very active in the first half of 2002.  Increased activity levels combined with the filing of the Company's Qualifying Transaction and Prospectus in April 2003 caused the Company to incur higher costs in 2003.  In particular, accounting, legal and filing fees were much higher than in prior periods.  Significant expense items in 2003 were Accounting and Audit - $142,437 (2002 - $24,849); Legal - $108,517 (2002 - $58,849); Travel - $130,732 (2002 - nil); Filing Fees paid to the Exchange and the British Columbia Securities Commission - $54,924 (2002 - $29,166); Management and Consulting fees - $259,220 (2002 - nil) and Shareholder Relations - $61,359 (2002 - nil).  Other items related to general and administrative categories totalled an aggregate amount of $157,818 (2002 - $10,672).  Of the $259,220 incurred for Management and Consulting fees during 2003, $97,325 was paid to the Company's President.  His duties include the management of corporate affairs, legal matters, property acquisitions, fundraising and financing, shareholder relations, and administrative and filing responsibilities.  A further $1,362 was paid to a director for consulting services.  The balance of $160,533 was paid to arm's length consultants for services related to legal contract completions, project management, corporate administration and geological services. The legal fees incurred during the year related primarily to the completion of the Company's Qualifying Transaction and Prospectus and the travel expenses primarily related to visiting the Company's properties in Mexico.

The commencement of business activities in Mexico during 2003 resulted in the Company incurring resource property expenditures for acquisitions and exploration programs.  Exploration expenditures for 2003 totalled $2,019,740 as compared to $37,802 in 2002.  Exploration concession acquisition costs of $1,235,928 were incurred in 2003 as compared to $78,750 in 2002.  Of the acquisition costs incurred in 2003, $530,000 was incurred by the issuance of 700,000 shares at a price of $0.50 per share and 200,000 shares at the price of $0.90 per share, while the balance was paid in cash.  During most of 2002, the Company was not actively exploring any mineral property.

On July 16, 2003, the Company acquired 100% of the issued and outstanding shares of Lexington Capital Group Inc. whose main asset is its indirect interest in the Juanicipio 1 claim that encompasses the Juanicipio Property.  Under the terms of the acquisition agreement, MAG paid the vendor US $250,000 and issued 200,000 shares of its common stock at a price of $0.90 per share.  By making this acquisition, the Company is now in a position to eliminate the future option payment and work commitments relating to the Juanicipio Property.  (See Item 4. Information on the Company - Description of the Business – The Juanicipio Property).

Year Ended December 31, 2002 Compared to the Year Ended December 31, 2001

Interest income earned for the year has been reduced to $905 (2001 – $8,810) due to a substantial reduction in cash for most of the fiscal year.

Accounting fees were higher than in the prior year as a result of the Company's reporting issuer status as a result of its initial public offering and its preparation for the completion of a Qualifying Transaction and  public offering in 2003.  Likewise, higher filing and transfer agent fees of $29,166 (2001 – $7,925) also relate to the Qualifying Transaction and public offering.  Filing fees of $6,486 were paid in 2002 to the Exchange regarding the Lagartos transaction.  Finance and due diligence fees in the amount of $17,113 were paid to Raymond James Ltd. which had agreed to act as Agent for the Offering.  A further $936 was paid to the Exchange as a private placement filing fee.

Legal fees in the amount of $58,849 (2001 – $16,100) have been incurred during the year, $6,014 of which was unpaid and owing at year-end.  The increased legal activity relates primarily to the Lagartos transaction and the Qualifying Transaction and public offering that was completed in 2003.

The Company has now concluded its involvement with its proposed investment in ADMC and has written off the remaining balance of $3,662 (2001 – $248,758) after receiving $16,338 in proceeds from the disposition of the ADMC assets.  The Company had originally estimated receiving $20,000 from the ADMC assets and this amount was reflected in the financial statements for the year ended December 31, 2001.

During the year ended December 31, 2002 the Company incurred a loss of $122,631 ($0.08 per share) compared to the 2001 loss of $279,639 ($0.19 per share).  As discussed above, the most significant influence on the 2001 loss was attributable to the write off of $248,758 in operational advances to ADMC.

Expenditures for resource property interests in the year 2002 totalled $116,252 as compared to $Nil for 2001 and related principally to an initial option payment in the amount of US$50,000 (CDN$78,750) funded by the Company on behalf of Lagartos in connection with the Juanicipio Property.  The Company also advanced Lagartos $113,139 in working capital in 2002.

Liquidity and Capital Resources

Year Ended December 31, 2003 Compared to the Year Ended December 31, 2002

Cash and cash equivalents at December 31, 2003 amounted to $4,795,822, as compared to $167,276 at December 31, 2002.  The increase from December 31, 2002 is primarily the result of the issuance in April 2003 of 11,500,000 units of the Company for gross proceeds of $5,750,000 and the subsequent exercise of share purchase warrants.  Cash expenditures during the year ended December 31, 2003 resulted primarily from ongoing general and administrative expenses and costs related to the Qualifying Transaction and

Prospectus offering completed in April 2003, the acquisition of Lagartos, and exploration concession acquisition and exploration expenditures.

Accounts payable and accrued liabilities relating to legal fees, finance fees, agency fees and exploration concession expenditures totalled $208,108 at December 31, 2003.

On April 15, 2003, concurrent with the completion of its Qualifying Transaction, the Company raised gross proceeds of $5,750,000 from its public offering of 11,500,000 units at a price of $0.50 per unit.  Each unit consists of one common share and one-half of one share purchase warrant, with each whole warrant entitling the holder to purchase one share at a price of $0.75 per share for a period of two years from closing.  The Agents for the offering, Raymond James Ltd. and Pacific International Securities Inc., were granted warrants to purchase up to 1,150,000 shares of the Company at a price of $0.50 exercisable for a period of two years from the date of closing.  Commissions on the offering were paid to the Agents consisting of 10,000 shares and $460,000.  Corporate finance fees, legal fees and disbursements related to the offering totalled $175,234.  Net proceeds to the Company from this financing were $5,109,766.  Subsequent to the completion of this financing the Company has sufficient free working capital to meet present requirements and execute its business plan.  However, there is no assurance that additional funding will be available to the Company and the Company may again become dependent upon the efforts and resources of its directors and officers for future working capital.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Cash at December 31, 2002 amounted to $167,276, an increase of approximately $76,300 over the prior year's balance of $90,904.  Cash had been depleted during 2002 in part due to ongoing general and administrative expenses.  Cash increased as a result of two private placements that occurred in September and December of 2002.

Deferred financing fees at December 31, 2002 relate to amounts paid to Raymond James Ltd. pursuant to its agreement to act as Agent for the Company's public offering in April 2003.  A pre-payment in the amount of $7,500 was made towards Raymond James Ltd.'s internal costs and legal costs.  Management encourages the reader to refer to the description of its business above for information relating to transactions by the Company in relation to Lagartos.

The Company paid $78,750 (US$50,000) in connection with its acquisition of Lagartos during the fiscal year ending December 31, 2002.  Subsequent to the year-end, the Company paid the remaining $7,500 (US$5,000) owing to acquire a 99% registered and 100% beneficial interest in Lagartos.  During the year ended December 31, 2003, the Company made $65,635 (US$47,509) in payments to the government of Mexico toward mining taxes owed in respect of properties held under option by Lagartos.  Further, as at December 31, 2002 the Company has paid fees totalling $37,802 to mining consultants and geologists to prepare technical reports on the Mexican mineral properties.  These technical reports provide a detailed review and analysis of the properties in question prepared by a recognized "Qualified Person" in a form compliant with Canadian Securities Administrator's National Policy 43-101 and the requirements of the British Columbia Securities Commission.  The primary purpose for reports of this nature is to utilize the skills and experience of a Qualified Person to provide comfort and certification that the properties in question are fairly and accurately disclosed and represented in the public domain by an issuer based on a formalized and stringent set of technical requirements.  The Qualified Person is also required to provide an opinion as to whether or not further work is recommended to be carried out on the property.  The technical reports prepared for the Company were filed with the Exchange and the British Columbia Securities Commission in relation to the Company's April 2003 Qualifying Transaction and public offering in Canada.

Current liabilities of the Company at December 31, 2002 consisted of amounts owing for legal services, consulting services, transfer agent fees and some office expenses.  The largest amount owing was for legal services provided during the period from October to the end of December in the aggregate amount of $22,124.

The Company issued 2,400,000 special warrants in consideration for cash of $375,000 during the year ended December 31, 2002, which give the holders the right to convert them into common shares and common share purchase warrants for no additional consideration. Each common share purchase warrant is exercisable into one common share of the Company at exercise prices between $0.20 and $0.40 expiring between September 2004 and December 2004.

Option payments, exploration expenditures, taxes and maintenance expenditures for the Company's Juanicipio Property are estimated at $1,202,872 (after the acquisition of Lexington Capital Group Inc. in July 2003 eliminated the requirement to make option payments to Minera Venus, S.A. de C.V.) to the end of 2004.  Option payments, exploration expenditures, taxes and maintenance expenditures for the Company's Don Fippi Property are estimated at $661,000 to the end of 2004.  Option payments, exploration expenditures, taxes and maintenance expenditures for the Company's Guigui Property are estimated at up to $467,674 to the end of 2004.  General and administrative expenditures to April 2004 are estimated at $275,000 and to the end of 2004 are estimated at $482,000.  These estimated expenditures to the end of 2004 total $2,813,546.  After the April 15, 2003 public offering, and accounting for outstanding costs and the working capital deficiency at the time of closing, a balance of unallocated working capital amounting to $2,127,909 remains to partially satisfy the Company's ongoing financial commitments.  The Company estimates that its existing working capital is sufficient to satisfy the Company's cash requirements until the end of 2005.

The Company has no plans for further financings or offerings at the present time.  In the event that the Company requires additional working capital and/or to fully execute its business plan, it intends to issue equity to raise those funds.  Should the Company require additional financing, and should it fail to raise those funds, the Company might then fail to meet its ongoing option payment, tax and exploration expenditure commitments, resulting in jeopardy to the Company's tenure and title to or interests in its properties.  In the event the Company should face such a situation, the Company would seek to option its exploration concessions to third parties on favourable terms, or liquidate its assets in an orderly fashion.

Research and Development, Patents and Licenses

This section is not applicable to the Company.

Trend Information

Other than the obligations under the Company's property option agreements set out in Item 4. Information on the Company – Business Overview and Item 5. Operating and Financial Review and Prospects – Tabular Disclosure of Contractual Obligations, there are no identifiable trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Company's liquidity either increasing or decreasing at present or in the foreseeable future.  The Company will require sufficient capital in the future to meet its acquisition payments and other obligations under property option agreements for those properties it considers worthy to incur continued holding and exploration costs upon.  The need to make such payments is a "Trend" as it is unlikely that all such obligations will be eliminated from the Company's future business activities.  The Company intends to utilize cash on hand in order to meet its obligations under property option agreements until at least December 31, 2004. It is unlikely that the Company will generate sufficient operating cash flow to meet these ongoing obligations in the foreseeable future. Accordingly, subsequent to December 31, 2004, the Company may need to raise additional capital by issuance of equity.  At this time the Company has no plan or intention to issue any debt in order to raise capital for future requirements.

At the time of filing there is a noted favourable trend with regard to the market for metal commodities and related companies, however, it is the opinion of the Company that its own liquidity will be most affected by the results of its exploration activities.  The discovery of an economic mineral deposit on one of its exploration concessions may have a favourable effect on the Company's liquidity, and conversely, the failure to find one may have a negative effect.

Off-Balance Sheet Arrangements

This section is not applicable to the Company.

Tabular Disclosure of Contractual Obligations

                                                Payments due by period

Contractual Obligations*	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Don Fippi Property	US$4,500,000	US$300,000	US$2,000,000	US$2,200,000	Nil
Guigui Property	US$3,000,000	US$150,000	US$1,650,000	US$1,200,000	Nil
Sierra de Ramirez Property	US$2,255,000	US$130,000	US$550,000	US$1,575,000	Nil
Adargas Property	US$2,000,000	US$200,000	US$700,000	US$1,100,000	Nil
Cinco de Mayo Property	US$2,000,000	US$200,000	US$700,000	US$1,100,000	Nil
TOTAL	US$13,755,000	US$980,000	US$5,600,000	US$7,175,000	Nil

* A description of the written agreements pursuant to which these obligations arise is contained in Item 4. Information on the Company – Business Overview.

Lagartos

Lagartos was incorporated in September 2001 and commenced operations in June 2002 when negotiations commenced leading to the Juanicipio Agreement.  Lagartos then entered into the Don Fippi Agreement and the Guigui Agreement.  The results of operations of Lagartos are consolidated into the financial statements of the Company commencing January 15, 2003.

Critical Accounting Policies

The Company's accounting policies are set out in Note 2 of the accompanying Consolidated Financial Statements.  There are two policies that, due to the nature of the mining business, are more significant to the financial results of the Company.  These policies relate to the capitalizing of mineral exploration expenditures and the use of estimates.

Under Canadian GAAP, the Company deferred all costs relating to the acquisition and exploration of its exploration concessions.  Any revenues received from exploration of these concessions are credited against the costs of the concession.  When commercial production commences on any of the Company's properties, any previously capitalized costs would be charged to operations using a unit-of-production method. The Company regularly reviews deferred exploration costs to assess their recoverability and when the carrying value of an exploration concession exceeds the estimated net recoverable amount, provision is made for impairment in value.

The issuance of CICA Handbook Section 1581, Business Combinations, ("CICA 1581"), and CICA Handbook Section 3062, Goodwill and Other Intangible Assets, ("CICA 3062"), resulted in an apparent conflict between previously issued accounting standards found in CICA Handbook Section 3061, Property, Plant and Equipment ("CICA 3061"), and EIC-126, Accounting by Mining Enterprises for Exploration Costs ("EIC-126").

Appendix 31 to CICA 1581 describes a mineral use right as an example of a contract-based intangible that is subject to amortization over its estimated useful life as recommended by CICA 3062.  CICA 3061, however, states that mining properties represented by capitalized costs of acquired mineral rights and the costs associated with exploration for and development of mineral reserves may be considered as items of property, plant and equipment.  Furthermore, EIC-126 concluded that a mining enterprise that has not commenced operations or objectively established mineral reserves is not precluded from considering exploration costs to have the characteristics of property, plant and equipment.

The Company has determined that, under Canadian GAAP, it is appropriate to consider the costs associated with acquiring the rights to explore a mining property as items of property, plant and equipment.  Under this interpretation, the Company has concluded that it is appropriate to capitalize all such costs until commercial production commences or until the property is abandoned as described above.  A view that is different from this interpretation is that the costs associated with acquiring the rights to explore a mining property are considered intangible assets and would be amortized over its estimated useful life.  Additional guidance may be provided in the future that would require accounting for these costs in a manner different from the Company's current method of accounting.  If the Company had considered the costs associated with acquiring the rights to explore a mining property an intangible asset and amortized them over the expected period in which exploration would be performed, Mineral Rights would have been $601,000 lower at December 31, 2003 (2002 - $Nil) and Amortization expenses would have been $601,000 higher for the year ended December 31, 2003 (2002 - $Nil; 2001 - $Nil; period from April 21, 1999 to December 31, 2003 - $601,000).

Management reviews the carrying value, for accounting purposes, of mineral rights and deferred exploration costs on at least a quarterly basis for evidence of impairment.  This review is generally made with reference to the project economics, including the timing of the exploration work, work programs proposed, exploration results achieved by the Company and others in the related area of interest and any changes in the status of the property.  When the results of this review indicate that a condition of impairment exists, the Company estimates the net recoverable amount of the deferred exploration costs and related mining rights by reference to the potential for success of further exploration activity and the likely proceeds to be received from a sale or assignment of rights.  When the carrying values of mineral rights or deferred exploration costs are estimated to exceed their net recoverable amounts, a provision is made for the decline in the value.

When assessing for evidence of impairment, the Company also refers to the other factors relevant for companies in the extractive industries.  These factors include unfavourable changes in the property (including disputes as to title), inability to access the site, environmental restrictions on exploration or development and political instability in the region in which the property is located.  Furthermore, the Company concludes an event of impairment has occurred when any of the following conditions exist:

a.

the Company's work program on a property has significantly changed such that previously-identified resource targets or work programs are no longer being pursued;

b.

exploration results are not promising and no more work is being planned in the foreseeable future; or

c.

remaining lease terms are insufficient to conduct necessary exploration work.

The existence of uncertainties during the exploration stage and the lack of definitive empirical evidence with respect to the feasibility of successful commercial development of any exploration property does create measurement uncertainty concerning the calculation of the amount of impairment.  The Company relies on its own or independent estimates of further geological prospects of a particular property and also considers the likely proceeds from a sale or assignment of the rights.  The latter will often be indicated by offers that the Company or others have received for exploration rights in the same or similar geological area.  In many cases, the identified condition of impairment will result in a determination that no further exploration activity be performed and the amount of the writedown is the entire carrying value of the interest.

Under U.S. GAAP, the Company expensed all costs relating to the exploration of its exploration concessions prior to the establishment of proven and probable reserves.  After that point, these costs are capitalized as exploration costs.  When commercial production commences on any of the Company's properties, any previously capitalized costs would be charged to operations using a unit-of-production method.  Furthermore, under recent SEC guidance, the costs of acquisition of exploration concession rights are considered intangible assets and should be amortized over their useful life, which in the case of a mineral right on a property without proven and probable reserves is the lesser of the period to expiry of the right and the estimated period required to develop or further explore the mineral assets. As a result, under U.S. GAAP, the Company is amortizing the cost of the exploration concession rights acquired in the Lagartos transaction on a straight line basis over a period of 15 to 31 months.

Under US GAAP, the Financial Accounting Standards Board has recently concluded that mineral rights have the characteristics of tangible assets.  The effect of any transitional rules to implement this guidance is unknown at this time but may require revisions to the Company's accounting policies in the future.

The Company's financial statements are based on the selection and application of significant accounting policies, some of which require management to make estimates and assumptions.  Estimates are based on historical experience and on our future expectations that are believed to be reasonable; the combination of these factors forms the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results are likely to differ from our current estimates and those differences may be material.

Recent Accounting Pronouncements

In April 2003, SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, was issued.  In general, this statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contract, and for hedging activities under SFAS No. 133.  This statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003.  The adoption of SFAS No. 149 is not expected to have a material impact on the Company's consolidated financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equities.  SFAS No. 150 requires certain financial instruments that were accounted for as equity under previous guidance to now be accounted for as liability.  SFAS No. 150 applies to mandatorily redeemable stock and certain financial instruments that require or may require settlement by transferring cash or other assets.  SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003.  The Company has not issued any financial instruments that fall under the scope of SFAS No. 150 and does not expect that the adoption of this statement will have a material impact on the Company's financial position or results of operations.

In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an interpretation of ARB 51". The primary objectives of this interpretation are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities") and how to determine when and which business enterprise (the "primary beneficiary") should consolidate the variable interest entity. This new model for consolidation applies to an entity in which either (i) the equity investors (if any) do not have a controlling financial interest; or (ii) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that the primary beneficiary, as well as all other enterprises with a significant variable interest in a variable interest entity, make additional disclosures. Certain disclosure requirements of FIN 46 were effective for financial statements issued after January 31, 2003. In December 2003, the FASB issued FIN 46 (revised December 2003), "Consolidation of Variable Interest Entities" ("FIN 46-R") to address certain FIN 46 implementation issues. The effective dates and impact of FIN 46 and FIN 46-R are as follows: (i) Special-purpose entities ("SPEs") created prior to February 1, 2003. The Company must apply either the provisions of FIN 46 or early adopt the provisions of FIN 46-R at the end of the first interim or annual reporting period ending after December 15, 2003. (ii) Non-SPEs created prior to February 1, 2003. The Company is required to adopt FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004. (iii) All entities, regardless of whether an SPE, that were created subsequent to January 31, 2003. The provisions of FIN 46 were applicable for variable interests in entities obtained after January 31, 2003. The adoption of the provisions applicable to SPEs and all other variable interests obtained after January 31, 2003 did not have a material impact on the Company's consolidated financial position, consolidated results of operations, or liquidity.

The Emerging Issues Task Force ("EITF") formed a committee ("Committee") to evaluate certain mining industry accounting issues, including issues arising from the application of SFAS No. 141, "Business Combinations" ("SFAS No. 141") and SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No.

142") that included whether mineral interests conveyed by leases represent tangible or intangible assets and the amortization of such assets. In March 2004, the EITF reached a consensus in EITF Issue No. 04-2 "Whether Mineral Rights Are Tangible or Intangible Assets" ("EITF No. 04-2"), subject to ratification by the Financial Accounting Standards Board ("FASB"), that mineral interests conveyed by leases should be considered tangible assets. On March 31, 2004, the FASB ratified the consensus of the EITF that mineral interests conveyed by leases should be considered tangible assets subject to the finalization of a FASB Staff Position ("FSP") in this regard. On April 30, 2004, the FASB issued a FSP amending SFAS No. 141 and SFAS No. 142 to provide that certain mineral use rights are considered tangible assets and that mineral use rights should be accounted for based on their substance. The FSP is effective for the first reporting period beginning after April 29, 2004, with early adoption permitted.  The Company will cease amortizing exploration stage mineral interests prior to the commencement of production when we adopt this EITF.

Differences between Canadian and United States Generally Accepted Accounting Principles

During the year ended December 31, 2003, net loss under Canadian GAAP was $837,539 compared to a net loss of $4,058,279 under US GAAP.  The difference relates to the expensing of exploration costs of $2,019,740 under US GAAP which are capitalized as part of resource property interests under Canadian GAAP, the recording of amortization expense of $601,000 related to exploration concession rights acquired from Lagartos and the recording of compensation of $600,000 relating to shares held in escrow for which the conditions of their release have been satisfied during the period.

During the year ended December 31, 2002, net loss under Canadian GAAP was $122,631 compared to a net loss of $160,433 under US GAAP. The difference relates to the expensing of exploration costs of $37,802 under US GAAP.

There were no differences in the Company's financial statements between Canadian GAAP and US GAAP for the year ended December 31, 2001.

Under Canadian GAAP, exploration costs are capitalized until such time as management determines that the value of the interests in resource properties are impaired or commercial production of the mineral resource properties commences. Under US GAAP, exploration costs are not capitalized until a feasibility study has been completed indicating the presence of economically mineable reserves.

Under US GAAP, costs of acquiring mineral property rights are considered intangible assets and are amortized over their estimated useful life which in the Company's case is the estimated period required to develop or further explore the mineral assets.

Under US GAAP, the satisfaction of conditions for the release of escrow shares is compensatory in nature.  Under Canadian GAAP, the Company's shares issued with escrow restrictions are recorded at their issue price and are not revalued upon their release from escrow.

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table sets forth all of our current directors and executive officers, with each position and office held by them.  Each director's term of office expires at the next annual general meeting of shareholders.

All of our directors and senior management own, as a group, 1,663,300 shares or 6.8% of all of the outstanding shares as at May 31, 2004.

Name, Age and Position Held	Director since	Principal Occupation During the Past Five Years
George Young, 52 Director, President and Chief Executive Officer	March 31, 2003

April 2003 to present, President of the Company; Attorney with Pruitt Gushee & Bachtell from March 1998 to November 2002; previously Chief Executive Officer of Oro Belle Resources Corporation from September 1996 to March 1998

David G.S. Pearce, 48 Secretary, Director and Audit Committee Member	June 11, 1999

1999 to April 2003, President of the Company; 1999 to present, director of the Company; June 1995 to present, President of Function Gate Hardware Ltd. and Function Gate Holdings Ltd.; 1992 to present, President of Mega Capital Corp.; 1992 to present, director of Kruger Capital Corp.; 1990 to present, President of Palmer Beach Properties

Eric H. Carlson, 45 Director and Audit Committee Member	June 11, 1999

1999 to present, a director of the Company; July 1994 to present, President and Chief Executive Officer, Anthem Properties (1993) Ltd.; July 1994 to present, President and Chief Executive Officer, Anthem Properties Corp.; 1992 to present, President of Kruger Capital Corp.

R. Michael Jones, 40 Director and Audit Committee Member	March 31, 2003	President of Platinum Group Metals Ltd. from February 2000 to present; previously Vice President of Corporate Development for Aber Resources Ltd. from September 1997 to September 1999.
Frank Hallam, 43 Chief Financial Officer	N/A

Chief Financial Officer of the Company since April 30, 2003; 2002 to present, Chief Financial Officer of Platinum Group Metals Ltd.; 1998 to present, Chief Financial Officer and Director of Derek Resources Corporation; previously Chartered Accountant with Coopers and Lybrand (now PricewaterhouseCoopers)

The business background and principal occupations of our officers, directors, and senior management for the preceding five years are as follows:

George S. Young (Age 52)

Mr. Young is the Company's President and Chief Executive Officer.  Mr. Young is an attorney and engineer by profession, formerly practicing law with the firm of Pruitt Gushee & Bachtell in Salt Lake City, Utah.  He also holds a B.Sc. in Metallurgical Engineering and a J.D. degree from the University of Utah and began his career at Kennecott Copper Corporation involved in the construction and start-up of a new copper smelter and later as general counsel and in management of major mining corporations and utilities.  Previous positions include the President, CEO and Director of Oro Belle Resources Corporation and General Counsel for Bond International Gold, Inc. Mr. Young is also currently a director of Bell Coast Capital Corp., an exploration company with properties in Mongolia, is a director and president of Palladon Ventures Ltd., an exploration company with properties in Southern Argentina and is a director and officer of Fellows Energy Limited.

Mr. Young will devote approximately 85% of his time towards the Company's affairs. He has not entered into a non-competition or non-disclosure agreement with the Company.

David G.S. Pearce (Age 48)

Since 1982, Mr. Pearce has been President of Mega Capital Corp., an investment holding company with real estate and equity holdings in the United States and Canada. Mr. Pearce co-founded, jointly with Robert C. Thornton, Mega Entertainment Corp., a subsidiary of Mega Capital Corp., which had video retail operations in 29 locations and was sold to Rogers Cable in June 1994. Mr. Pearce has also been President of Palmer Beach Properties Inc. since January 1990, which is an investment company with real estate, retail and equity holdings in Canada. Since June 1995, Mr. Pearce has been President of both Function Gate Hardware Ltd., which owns and operates a home hardware store in Whistler, British Columbia, and Function Gate Holdings Ltd., a real estate development company operating in Whistler, British Columbia.

Mr. Pearce has been a director of Kruger Capital Corp., a public company listed on the Exchange and involved in ownership and financing of commercial real estate since December 1992.

Mr. Pearce devotes approximately 10% of his time towards the Company's affairs. He has not entered into a non-competition or non-disclosure agreement with the Company.

Eric H. Carlson (Age 45)

Mr. Carlson has over 17 years of real estate investment, development, and management experience. Mr. Carlson has been President and Chief Executive Officer of Anthem Properties Corp. ("Anthem") since July 1994.  Anthem is an investment group that specializes in the acquisition and management of Class B retail, multi-family residential and office properties in high growth markets in Canada and the United States.  Mr. Carlson has also been President and a director of Kruger Capital Corp. since December 1992.  Mr. Carlson is a Chartered Accountant and holds a Bachelor of Commerce degree from the University of British Columbia.

Mr. Carlson devotes approximately 10% of his time towards the Company's affairs. He has not entered into a non-competition or non-disclosure agreement with the Company.

R. Michael Jones (Age 40)

Mr. Jones graduated from the University of Toronto in 1985 with a Bachelor of Applied Sciences Degree in Geological Engineering. He is a professional engineer licensed in Ontario, Canada. He has worked in the mining industry since 1985 and is currently the President of Platinum Group Metals Ltd. His experience includes exploration and mining development and production in public companies since 1985.

Mr. Jones devotes approximately 20% of his time towards the Company's affairs. He has not entered into a non-competition or non-disclosure agreement with the Company.

Frank R. Hallam (Age 43)

Mr. Hallam is a former auditor with Coopers and Lybrand (now PricewaterhouseCoopers). He has extensive experience at the senior management level with several publicly-listed resource companies.  Mr. Hallam is the former President, CEO and director of New Millennium Metals Corp. In addition to serving as Chief Financial Officer and director of the Company, Mr. Hallam serves as the Chief Financial Officer and director of Platinum Group Metals Ltd. and of Derek Resources Corporation.

Mr. Hallam devotes approximately 20% of his time towards the Company's affairs. He has not entered into a non-competition or non-disclosure agreement with the Company.

Compensation

The directors of the Company do not receive any cash compensation for services rendered in their capacity as directors of the Company.  Certain information about payments to particular officers and directors is set out in the following table:

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year Ended	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/ SARs(1) Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP(2) Payouts ($)	All Other Compen-sation ($)
George S. Young President and CEO	2003 2002 2001 2000 1999	$92,325 Nil Nil Nil Nil	$5,000 Nil Nil Nil Nil	Nil Nil Nil Nil Nil	225,000 (4) Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil
David G.S. Pearce Secretary and Director; Former President and CEO	2003 2002 2001 2000 1999	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	125,000 (5) Nil Nil Nil 100,000 (3)	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil
Eric H. Carlson Director; former CFO	2003 2002 2001 2000 1999	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	125,000(5) Nil Nil Nil 100,000 (3)	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil
R. Michael Jones Director	2003 2002 2001 2000 1999	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	$1,362 Nil Nil Nil Nil	225,000(4) Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil

Notes:

(1)

"SAR" or "stock appreciation right" means a right granted by the Company, as compensation for services rendered, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Company.  No SARs have been issued by the Company.

(2)

"LTIP" or "long term incentive plan" means any plan that provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.

(3)

These Options are exercisable at a price of $0.20 each until April 19, 2005.

(4)

Of these options, 175,000 are exercisable at a price of $0.50 each until April 15, 2008 and 50,000 are exercisable at a price of $0.70 each until May 12, 2008.

(5)

Of these options, 75,000 are exercisable at a price of $0.50 each until April 15, 2008 and 50,000 are exercisable at a price of $0.70 each until May 12, 2008.

George Young currently receives US$6,000 per month for services rendered in his capacity as the President of the Company.

Pension Plans

We do not provide pension, retirement or similar benefits for directors, senior management or employees.

Board Practices

The current directors were elected to their positions at the annual meeting of shareholders held on June 11, 2004.  Each of the directors continues to serve until the next meeting of shareholders to be held in 2005 unless his office is vacated earlier in accordance with the Articles of the Company or the provisions of the Business Corporations Act (British Columbia).  Our directors are appointed annually at the annual general meeting of shareholders.  Our officers are elected by the board and serve at the board's pleasure. We have not entered into service contracts with any of our directors.  We have not formed a compensation committee.  The Audit Committee, comprised of David Pearce, Eric Carlson and R. Michael Jones, meets once per quarter. The audit committee also meets periodically with management and the independent auditors to review financial reporting and control matters. It is responsible for reviewing with the independent auditor all financial statements of the Company to be submitted to an annual general meeting of our shareholders, prior to their consideration by the Board of Directors.

Employees

As of May 31, 2004, we had a total of one full-time and six part-time employees/contract employees/consultants located in the Vancouver office. None of the employees are unionized.

Share Ownership

Name and Title	Share Ownership (1)	% Share Ownership
George S. Young Director, President and Chief Executive Officer	595,000	2.44%
David G.S. Pearce Director, Secretary and Audit Committee Member	799,500	3.27%
Eric H. Carlson Director and Audit Committee Member	896,800	3.67%
R. Michael Jones Director and Audit Committee Member	412,500	1.69%
Frank Hallam Chief Financial Officer	75,000	0.31%
All Directors and Senior Management as a group	2,778,800	11.37%

Notes:
(1)

As of May 31, 2004, including options described in the table below as well as warrants to purchase 10,000 Common Shares at the price of $0.40 by December 20, 2004 for George S. Young; warrants to purchase 17,000 Common Shares at the price of $0.40 by December 20, 2004 and warrants to purchase 35,000 Common Shares at the price of $0.75 by April 15, 2005 for David G. S. Pearce; warrants to purchase 145,000 Common Shares at the price of $0.20 by September 9, 2004 and warrants to purchase 13,500 Common Shares at the price of $0.75 until April 15, 2005 for Eric H. Carlson; and warrants to purchase 20,000 common shares of the Company at the price of $0.20 by September 9, 2004 for R. Michael Jones.

Stock Options

At the Company's annual general meeting held on March 31, 2003, shareholders adopted the Company's 2003 Stock Option Plan (the "Stock Option Plan").  The effective date of the Stock Option Plan is February 24, 2003, being the date the Board approved the Stock Option Plan, and it will terminate February 24, 2013. The following is a summary of the Stock Option Plan.

The maximum number of Common Shares to be reserved for issuance under the Stock Option Plan will not exceed 10% of the number of Common Shares of the Company issued and outstanding on the applicable date of grant. The Stock Option Plan will be administered by a stock option committee (the "Committee") of the Company's Board consisting of not less than two of its members. The Stock Option Plan provides that options may be granted to any employee, officer, director or consultant of the Company or a subsidiary of the Company. The options issued pursuant to the Stock Option Plan will be exercisable at a price not less than the market value of the Company's Common Shares at the time the option is granted. Options under the Stock Option Plan will be granted for a term not to exceed five years from the date of their grant, provided that if the Company is then a "Tier 1" company listed on the TSX Venture Exchange, the term of the option will be not more than 10 years. Options granted under the Stock Option Plan will be subject to such vesting schedule as the Committee may determine.  In the event that an option is to be terminated prior to expiry of its term due to certain corporate events, all options then outstanding shall become immediately exercisable for 10 days after notice thereof, notwithstanding the original vesting schedule. Options will also be non-assignable and non-transferable, provided that they will be exercisable by an optionee's legal heirs, personal representatives or guardians for up to six months following the death or termination of an optionee due to disability, or up to six months following the death of an employee if the employee dies within 6 months of termination due to disability.  All such options will continue to vest in accordance with their original vesting schedule.

The following options of the Company are presently outstanding:

Name	Position with the Company	Number of Common Shares under Option	Exercise Price	Expiry Date
George S. Young	Director, President and Chief Executive Officer	175,000 50,000 225,000	$0.50 $0.70	April 22/08 May 12/08
David G.S. Pearce	Director, Secretary and Audit Committee Member	100,000 75,000 50,000 225,000	$0.20 $0.50 $0.70	April 19/05 April 22/08 May 12/08
Eric H. Carlson	Director and Audit Committee Member	75,000 50,000 125,000	$0.50 $0.70	April 22/08 May 12/08
R. Michael Jones	Director	175,000 50,000 225,000	$0.50 $0.70	April 22/08 May 12/08
Grace To	Consultant	75,000 50,000 125,000	$0.50 $0.70	April 22/08 May 12/08
Frank Hallam	Chief Financial Officer	75,000	$0.70	May 12/08
Marshall House	Consultant	30,000	$0.70	May 12/08

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth, as at May 31, 2004, certain information with respect to the beneficial ownership of our common shares by each shareholder known by us to be the beneficial owner of more than 5% of our outstanding common shares including the executive officers and directors as a group. Unless otherwise indicated by footnote, we believe that the beneficial owners of the common shares listed below, based on information furnished by such owners, have sole investment and voting power with respect to such common shares, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the United States Securities and Exchange Commission and generally includes voting or investment power with respect to securities. The shareholders below have identical voting rights to the other shareholders.

Title of Class	Identity of Holder	Date	Number of Common Shares	Percentage of Beneficially Owned
Common Shares	The Prudent Bear Fund, Inc.	May 31/04	3,000,000*	12.28%
*    Includes warrants to purchase 1,000,000 Common Shares at the price of $0.75 until April 15, 2005.

United States Shareholders

As of May 31, 2004 we had 18 registered shareholders with addresses in the United States representing 10.49% of the then issued and outstanding shares.  In addition, residents of the United States may beneficially own common shares registered in the names of non-residents of the United States.

Related Party Transactions

None of our directors or senior officers, and no associates or affiliates of any of them is or has been materially indebted to us or our subsidiaries at any time. None of our experts or counsel was employed on a contingent basis or owns any shares which is material to such person.

George Young received 250,000 common shares of the Company and R. Michael Jones received 50,000 common shares of the Company as finders fees in connection with the Company's acquisition of Lagartos, which shares are also held in escrow under an agreement dated April 8, 2003. These shares are released from escrow as to 10% on April 21, 2003 and 15% each six months thereafter so that all such shares will be released by April 21, 2006.  The Company priced these shares at $0.50 per share.

Included in accounts payable at December 31, 2003 is $2,582 (December 31, 2002 - $Nil; December 31, 2001 - $Nil) payable in respect of management services and expense reimbursement provided to Platinum Group Metals Ltd., a public company of which R. Michael Jones is an officer, director, employee and shareholder, and Frank Hallam is a director.

George Young is owed $2,000 by the Company at December 31, 2003 for travel expenses.

For the year ended December 31, 2003, George Young, the Company's President, received $97,325 in compensation for legal and management services, R. Michael Jones received $1,362 for consulting services, and Frank Hallam received $1,600 for consulting services.

During the year ended December 31, 2003, the Company borrowed $150,000 on a short-term loan from a shareholder of the Company, which loan has been fully repaid, as well as $12,500 related to interest.  The shareholder who made the loan was Brazfin Investments Ltd. of 520 Southborough Dr., West Vancouver, British Columbia, Canada V7S 1M1.  At the time the loan was made, Brazfin Investments Ltd. owned 500,000 shares of the Company as well as 400,000 share purchase warrants exercisable at $0.20 per share until September 9, 2004 and 50,000 share purchase warrants exercisable at $0.40 per share until December 20, 2004.

Interests of Experts and Counsel

Not Applicable.

ITEM 8.   FINANCIAL INFORMATION

Financial Statements

Our audited consolidated financial statements which comprises our consolidated balance sheets as at December 31, 2003 and 2002 and the consolidated statements of operations, of shareholders' equity and of cash flows for each of the years in the three year period ended December 31, 2003 and for the cumulative period from April 21, 1999 to December 31, 2003 and the notes to those statements and the report of independent registered chartered accountants thereon, are included in this Form 20-F.

Significant Changes

There have been no significant changes since December 31, 2003.

ITEM 9.  THE OFFER AND LISTING

Price History

Our common shares have been listed and posted for trading on the TSX Venture Exchange (symbol:  MAG) since April 19, 2000.  Since then, the high-low stock range has been between $0.04 and $2.65.  The closing price of our common shares on May 31, 2004 was $1.43.

The annual high-low ranges for our common shares on the Exchange since 2000 are set out below, as well as the quarterly high-low range for the last two financial years.

Year	High	Low
2003	$2.65	$0.48
2002	$0.17	$0.04
2001	$0.35	$0.05
2000	$0.70	$0.20
2004	High	Low
1st Quarter	$2.45	$1.95
2003	High	Low
1st Quarter	(1)	(1)
2nd Quarter	$0.77	$0.48
3rd Quarter	$1.75	$0.70
4th Quarter	$2.65	$1.39
2002	High	Low
1st Quarter	$0.17	$0.07
2nd Quarter	$0.15	$0.05
3rd Quarter	$0.16	$0.04
4th Quarter	(1)	(1)

(1)

The shares of the Company were halted from trading from August 2002 until April 2003 pending the completion of a Qualifying Transaction.

The monthly high-low ranges for our common shares on the Exchange since November 2003 is set out below.

Month	High	Low
May	$1.46	$1.17
April	$2.19	$1.20
March	$2.18	$1.95
February	$2.32	$2.00
January	$2.45	$2.00
December	$2.65	$1.68

At May 31, 2004, we had 24,429,150 common shares issued and outstanding and held by 32 owners of record.

The Company has not applied for listing on any U.S. stock exchange.

ITEM 10.  ADDITIONAL INFORMATION

Share capital

Not Applicable.

Memorandum and Articles of Association

Our Memorandum and Articles of Incorporation were filed with the Ministry of Finance and Corporate Relations, Registrar of Companies in the Province of British Columbia, Canada on April 21, 1999 under the name 583882 B.C. Ltd. with the Certificate of Incorporation No. 583882.  We were incorporated to conduct all lawful business pursuant to the laws of British Columbia and our Certificate of Incorporation and Articles do not describe a business object or purpose.

The Articles may be amended by a special resolution of the shareholders approved by not less than 75% of the votes cast and by filing thereafter with Registrar of Companies in the Province of British Columbia.

As at May 31, 2004 our authorized and issued capital is as follows:

Authorized:

1,000,000,000 common shares without par value

Issued:

24,429,150 common shares, of which 1,725,000 are held in escrow

Common Shares

All issued and outstanding Common Shares are fully paid and non-assessable.  Each holder of record of Common Shares is entitled to one vote for each Common Share so held on all matters requiring a vote of shareholders, including the election of directors.  The holders of Common Shares will be entitled to dividends on a pro-rata basis, if, as and when declared by the board of directors.  There are no preferences, conversion rights, pre-emptive rights, subscription rights, or restrictions or transfers attached to the Common Shares.  In the event of our liquidation, dissolution, or winding up, the holders of Common Shares are entitled to participate in our assets available for distribution after satisfaction of the claims of creditors. Provisions as to the creation, modification, amendment or variation of such rights or such provisions are contained in the Business Corporations Act (British Columbia) and the memorandum and articles of the Company do not contain any additional provisions which are more stringent than those contained in the Business Corporations Act (British Columbia). Generally, such variations require a special resolution of the shareholders approved by not less than 75% of the votes cast and by filing thereafter with Registrar of Companies in the Province of British Columbia.

The Business Corporations Act (British Columbia) does not impose any limitations on the rights to own securities of the Company.

There are no provisions in the Company's articles, charter or by-laws that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company or any of its subsidiaries.

There are no bylaw provisions governing the ownership threshold above which shareholder ownership must be disclosed. However, the Securities Act (British Columbia) requires such disclosure by a shareholder holding more than 10% of the issued voting securities of the Company.

Powers and Duties of Directors

The directors shall manage or supervise the management of our affairs and business and shall have authority to exercise all such powers that are not required to be exercised by our shareholders in a general meeting.

Questions to be determined at a directors meeting shall be determined by a majority vote.  The Chairman has no additional power for voting, and directors are not required to hold our shares.

A director's term of office expires immediately prior to the next annual general meeting.  In general, a director who is, in any way, directly interested in an existing or proposed contract or transaction with us, whereby a duty or interest might be created to conflict with his duty or interest as a director, shall declare the nature and extent of his interest in such contract or transaction or the conflict or potential conflict with his duty and interest as a director.  Generally, such director shall not vote in respect of any such contract or transaction and if he shall do so, his vote shall not be counted, but he shall be counted in the quorum presented at the meeting at which such vote is taken.  However, notwithstanding the foregoing, directors shall have the right to vote on determining the remuneration of the directors.

The directors may from time to time on our behalf (a) borrow money in such manner and amount from such sources and upon such terms and conditions as they think fit; (b) issue bonds, debentures and other debt obligation; or (c) mortgage, charge or give other security on the whole or any part of our property and assets.

Shareholders

An annual general meeting shall be held once in every calendar year and within 15 months of the last annual general meeting at such time and place as may be determined by the directors.  A quorum at an annual general meeting and special meeting shall be two members or two proxyholders representing members, or a combination thereof, holding not less then one-twentieth of the issued and outstanding shares entitled to be voted at the meeting. We believe there is no limitation imposed by the laws of British Columbia or by the memorandum or our other constituent documents on the right of a non-resident to hold or vote the Common Shares.

Material Contracts

We have entered into the following material contracts:

1.

Sponsorship and Agency Agreement among the Company, Raymond James Ltd. and Pacific International Securities Inc. relating to the Company's public offering in April 2003.

2.

Lagartos Agreement dated August 8, 2002 among the Company, Cesar Augusto Porfirio Padilla Lara, Dr. Peter Megaw and Dr. Carl Kuehn and stock purchase agreements dated January 15, 2003 between the Company and each of Cesar Augusto Porfirio Padilla Lara, Dr. Peter Megaw and Dr. Carl Kuehn. See Item 4. Information on the Company – History and Development of the Company – The Qualifying Transaction.

3.

Juanicipio Agreement dated July 18, 2002 as amended December 19, 2002 between Lagartos and Sutti.  See Item 4. Information on the Company – Business Overview – The Juanicipio Property.

4.

Don Fippi Agreement dated November 18, 2002 among the Company, Lagartos and Bugambilias.  See Item 4. Information on the Company – Business Overview – The Don Fippi Property.

5.

Guigui Agreement dated November 18, 2002 among the Company, Lagartos and Coralillo.  See Item 4. Information on the Company – Business Overview – The Guigui Property.

6.

Stock Purchase Agreement dated May 29, 2003 with Strategic Investments Resources Ltd.  See Item 4. Information on the Company – Business Overview – The Juanicipio Property.

7.

Escrow Agreement dated November 9, 1999 among certain shareholders and Pacific Corporate Trust Company.  See Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions.

8.

Escrow Agreement dated April 8, 2003 among certain shareholders and Pacific Corporate Trust Company.  See Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions.

9.

Incentive Stock Option Agreements dated November 9, 1999 between the Company and each of: Dave Pearce, Eric H. Carlson, Robert C. Thornton.  See Item 6. Directors, Senior Management and Employees – Stock Options.

10.

Stock Options dated April 15, 2003, May 22, 2003 and July 9, 2003 with George Young, R. Michael Jones, David Pearce, Eric Carlson, Gregory Dennie, Frank Hallam, Grace To, Marshall House, John Foulkes and Carrie Cojocari. See Item 6. Directors, Senior Management and Employees – Stock Options.

11.

Indemnity Agreements dated November 9, 1999 between the Company and each of: Dave Pearce, Eric H. Carlson, James Speakman and Robert C. Thornton pursuant to which the Company agrees to indemnify them against liability incurred while acting as a director or officer of the Company.

12.

Indemnity Agreements dated April 15, 2003 between the Company and each of George Young and R. Michael Jones pursuant to which the Company agrees to indemnify them against liability incurred while acting as a director or officer of the Company.

13.

Sierra de Ramirez Agreement dated December 14, 2003 among the Company, Lagartos and Rio Tinto. See Item 4. Information on the Company – Business Overview – Recently Acquired Properties.

14.

Adargas Agreement dated February 26, 2004 among the Company, Lagartos and Cascabel. See Item 4. Information on the Company – Business Overview – Recently Acquired Properties.

15.

Cinco de Mayo Agreement dated April 5, 2004 among the Company, Lagartos and Cascabel. See Item 4. Information on the Company – Business Overview – Recently Acquired Properties.

Exchange Controls

The Company does not believe there are any decrees or regulations under the laws of British Columbia or Canada applicable to it restricting the import or export of capital or affecting the remittance of dividends or other payments to non-resident holders of our Common Shares, other than for the withholding of taxes. There are no restrictions under our Memorandum or Articles that limits the right of non-resident owners to hold or vote our Common Shares or to receive dividends thereon. We are organized under the laws of British Columbia. There is uncertainty as to whether the Courts of British Columbia would (i) enforce judgments of United States Courts obtained against us or our directors and officers predicated upon the civil liability provisions of the federal securities laws of the United States or (ii) entertain original actions brought in British Columbia Courts against us or such persons predicated upon the federal securities laws of the United States.

There is no limitation imposed by the laws of Canada or our Memorandum or Articles on the right of a non-resident to hold or vote the Common Shares, other than as provided in the Investment Act (Canada) (the "Investment Act").  The following discussion summarizes the principal features of the Investment Act for a non-resident who proposes to acquire the Common Shares.

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless after review, the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada.  An investment in the Common Shares by a non-Canadian other than a "WTO Investor" (as that term is defined by the Investment Act, and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when we were not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire our control and the value of our assets, as determined in accordance with the regulations promulgated under the Investment Act, was $5,000,000 or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of our assets.  An investment in the Common Shares by a WTO Investor, or by a non-Canadian when we were controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire our control and the value of our assets, as determined in accordance with the regulations promulgated under the Investment Act was not less than a specified amount, which for 2000 was any amount in excess of $192 million.  A non-Canadian would acquire our control for the purposes of the Investment Act if the non-Canadian acquired a majority of the Common Shares.  The acquisition of one third or more, but less than a majority of the Common Shares would be presumed to be an acquisition of our control unless it could be established that, on the acquisition, we were not controlled in fact by the acquirer through the ownership of the Common Shares.

Certain transactions relating to the Common Shares would be exempt from the Investment Act, including: (a) an acquisition of the Common Shares by a person in the ordinary course of that person's business as a trader or dealer in securities; (b) an acquisition of our control in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act; and (c) an acquisition of our control by reason of an amalgamation, merger consolidation or corporate reorganization following which our ultimate direct or indirect control in fact, through the ownership of the Common Shares, remained unchanged.

Currently 20% of our operations are in Canadian dollars.

Canadian Federal Income Tax Consequences

The following is a summary of the material Canadian federal income tax considerations, as of the date hereof, generally applicable to security holders who deal at arm's length with us, who, for purposes of the Income Tax Act (Canada) (the "Canadian Tax Act") and any applicable tax treaty or convention, have not been and will not be resident or deemed to be resident in Canada at any time while they have held our Common Shares, to whom such Common Shares are capital property, and to whom such Common Shares are not "taxable Canadian property" (as defined in the Canadian Tax Act).  This summary does not apply to a non-resident insurer.

Generally, our Common Shares will be considered to be capital property to a holder thereof provided that the holder does not use such Common Shares in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure in the nature of trade.  All security holders should consult their own tax advisors as to whether, as a matter of fact, they hold our Common Shares as capital property for the purposes of the Canadian Tax Act.

This discussion is based on the current provisions of the Canadian Tax Act and the regulations thereunder, the current provisions of the Canada-United States Income Tax Convention (1980) (the "Tax Treaty") and current published administrative practices of the Canada Customs and Revenue Agency.  This discussion takes into account specific proposals to amend the Canadian Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and assumes that all such Proposed Amendments will be enacted in their present form.  No assurances can be given that the Proposed Amendments will be enacted in the form proposed, if at all.

Except for the foregoing, this discussion does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations described herein.

WHILE INTENDED TO ADDRESS ALL MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS, THIS SUMMARY IS OF A GENERAL NATURE ONLY.  THEREFORE, SECURITY HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES.

Generally, our Common Shares will not be "taxable Canadian property" at a particular time provided that such Common Shares are listed on a prescribed stock exchange (which proposed legislation includes the Exchange), the holder does not use or hold, and is not deemed to use or hold, our shares in connection with carrying on a business in Canada and the holder, persons with whom such holder does not deal at arm's length, or the holder and such persons, has not owned (or had under option) 25% or more of the issued shares of any class or series of our capital stock at any time within sixty months preceding the particular time.

Generally, a holder of our Common Shares that are not taxable Canadian property will not be subject to tax under the Canadian Tax Act on the sale or other disposition of shares.

Dividends paid or deemed to be paid on our Common Shares are subject to non-resident withholding tax under the Canadian Tax Act at the rate of 25%, although such rate may be reduced under the provisions of an applicable income tax treaty or convention.  For example, under the Tax Treaty, the rate is reduced to 5% in respect of dividends paid to a company that is the beneficial owner thereof, that is resident in the United States for purposes of the Tax Treaty and that owns at least 10% of our voting stock.  In all other cases, the rate is reduced to 15% in respect of dividends paid to the beneficial owner thereof that is resident in the United States for purposes of the Tax Treaty.

United States Federal Income Tax Consequences

The following is a general discussion of the material United States Federal income tax law for U.S. holders that hold such common shares as a capital asset, as defined under United States Federal income tax law and is limited to discussion of U.S. Holders that own less than 10% of the common stock.  This discussion does not address all potentially relevant Federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder.  In addition, this discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time.  In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any future legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.  The following discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made.  Accordingly, holders and prospective holders of common shares of the Company are urged to consult their own tax advisors about the Federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders

As used herein, a "U.S. Holder" is a holder of common shares of the Company who or which is a citizen or individual resident (or is treated as a citizen or individual resident) of the United States for federal income tax purposes, a corporation or partnership created or organized (or treated as created or organized for federal income tax purposes) in the United States, including only the States and District of Columbia, or under the law of the United States or any State or Territory or any political subdivision thereof, or a trust or estate the income of which is includable in its gross income for federal income tax purposes without regard to its source, if, (i) a court within the United States is able to exercise primary supervision over the administration of the trust and (ii) one or more United States trustees have the authority to control all substantial decisions of the trust.  For purposes of this discussion, a U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers and Holders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

Distributions on Common Shares of the Company

U.S. Holders, who do not fall under any of the provisions contained within the "Other Considerations for U.S. Holders" section, and receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States Federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States Federal taxable income by those who itemize deductions.  (See more detailed discussion at "Foreign Tax Credit" below).  To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the Common Shares and thereafter as gain from the sale or exchange of the Common Shares.  Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

Dividends paid on the Common Shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a "foreign personal holding company" or a "passive foreign investment company", as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company.  Because the Company expects that it will be classified as a "passive foreign investment company" as described below, this deduction will not be available to a U.S. Holder which is a corporation.

Foreign Tax Credit

A U.S. Holder, who does not fall under any of the provisions contained within the "Other Considerations for U.S. Holders" section, and who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year.  There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate shares of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source taxable income bears to his or its world-wide taxable income.  In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic (U.S.) sources.  Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income.  Dividends distributed by the Company will generally constitute foreign source "passive income" or, in the case of U.S. Holders, "financial services income" for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common shares of the Company are urged to consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

A U.S. Holder, who does not fall under any of the provisions contained within the "Other Considerations for U.S. Holders" section, and will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between the amount of cash plus the fair market value of any property received, and the Holder's tax basis in the common shares of the Company.  This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder unless the Company were to become a controlled foreign corporation.  For the effect on the Company of becoming a controlled corporation, see "Controlled Foreign Company Status" below.  Any capital gain will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.  For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations for U.S. Holders

In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of Common Shares of the Company:

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company's outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% (50% after the first year) or more of the Company's gross income for such year was derived from certain passive sources (e.g., from interest, dividends and certain rents), the Company would be treated as a "foreign personal holding company." In that event, U.S. Holders that hold Common Shares of the Company would be required to include in income for such year their allocable portion of the Company's passive income which would have been treated as a dividend had that passive income actually been distributed.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company's outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging Common Shares of the Company to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

As a foreign corporation with U.S. shareholders, the corporation could be treated as a passive foreign investment corporation ("PFIC").  Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes but is not limited to interest, dividends and certain rents and royalties or (ii) at least 50% of its assets held during the year produce or are held for the production of passive income.  The 50% test is based upon the value of the corporation's assets (or, the adjusted tax basis of its assets, if the company is not publicly traded and is a controlled foreign corporation or makes an election).  The Company believes that it has been a PFIC for each fiscal year since its incorporation, and expects to be characterized as a PFIC this fiscal year.

A U.S. Holder who holds stock in a PFIC is subject to U.S. federal income taxation of that foreign corporation under one of two alternative tax methods at the election of each such U.S. Holder.

As a PFIC, each U.S. Holder must determine under which of the alternative tax methods it wishes to be taxed.  Under one method, a U.S. Holder who elects in a timely manner to treat the Company as a Qualified Electing Fund ("QEF"), as defined in the Code, (an "Electing U.S. Holder") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Company qualifies as a PFIC on his pro-rata share of the Company's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the U.S. Holder's taxable year in which (or with which) the Company taxable year ends, regardless of whether such amounts are actually distributed.

A QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his common shares (or deemed to be realized on the pledge of his common shares) as capital gain; (ii) treat his share of the Company's net capital gain, if any, as long-term capital gain instead of ordinary income, and (iii) either avoid interest charges resulting from PFIC status altogether (see discussion of interest charge below), or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company's annual realized net capital gain and ordinary earnings subject, however, to an interest charge.  If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as non-deductible "personal interest."

The procedure a U.S. Holder must comply with in making a timely QEF election will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which the Company is a PFIC.  If the U.S. Holder makes a QEF election in such first year, (sometimes referred to as a "Pedigreed QEF Election"), then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files its tax return for such first year.  If, however, the Company qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder may also elect to recognize as an "excess distribution" (i) under the rules of Section 1291 (discussed below), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the application date or (ii) if the Company is a controlled foreign corporation ("CFC"), the Holder's pro rata share of the corporation's earnings and profits. (But see "Elimination of Overlap Between Subpart F Rules and PFIC Provisions").  Either the deemed sale election or the deemed dividend election will result in the U.S. Holder being deemed to have made a timely QEF election.

With respect to a situation in which a Pedigreed QEF election is made, if the Company no longer qualifies as a PFIC in a subsequent year, normal Code rules and not the PFIC rules will apply.

If a U.S. Holder has not made a QEF Election at any time (a "Non-electing U.S. Holder"), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of his Common Shares and (ii) certain "excess distributions", as specially defined, by the Company.

A Non-electing U.S. Holder generally would be required to pro-rate all gains realized on the disposition of his Common Shares and all excess distributions over the entire holding period for the Common Shares.  All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Company during such U.S. Holder's holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income.  The Non-electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year.  A Non-electing U.S. Holder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is wholly non-deductible.  The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Company is a PFIC for any taxable year during which a Non-electing U.S. Holder holds Common Shares, then the Company will continue to be treated as a PFIC with respect to such Common Shares, even if it is no longer by definition a PFIC.  A Non-electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such Common Shares had been sold on the last day of the last taxable year for which it was a PFIC.

Under Section 1291(f) of the Code, the Department of the Treasury has issued proposed regulations that would treat as taxable certain transfers of PFIC stock by Non-electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.

If a U.S. Holder makes a QEF Election that is not a Pedigreed Election (i.e., it is made after the first year during which the Company is a PFIC and the U.S. Holder holds shares of the Company) (a "Non-Pedigreed Election"), the QEF rules apply prospectively but do not apply to years prior to the year in which the QEF first becomes effective.  U.S. Holders are urged to consult their tax advisors regarding the specific consequences of making a Non-Pedigreed QEF Election.

Certain special, generally adverse, rules will apply with respect to the Common Shares while the Company is a PFIC whether or not it is treated as a QEF.  For example under Section 1298(b)(6) of the Code, a U.S.

Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such stock.

The foregoing discussion is based on currently effective provisions of the Code, existing and proposed regulations thereunder, and current administrative rulings and court decisions, all of which are subject to change.  Any such change could affect the validity of this discussion.  In addition, the implementation of certain aspects of the PFIC rules requires the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect.  There can be no assurance that any of these proposals will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion.  Accordingly, and due to the complexity of the PFIC rules, U.S. Holders of the Company are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment in the Company.

Mark-to-Market Election for PFIC Stock

A U.S. Holder of a PFIC may make a mark-to-market election with respect to the stock of the PFIC if such stock is marketable as defined below.  This provision is designed to provide a current inclusion provision for persons that are Non-Electing Holders.  Under the election, any excess of the fair market value of the PFIC stock at the close of the tax year over the Holder's adjusted basis in the stock is included in the Holder's income.  The Holder may deduct the lesser of any excess of the adjusted basis of the PFIC stock over its fair market value at the close of the tax year, or the "unreversed inclusions" with respect to the PFIC stock (the net mark-to-market gains on the stock that the Holder included in income in prior tax years).

For purposes of the election, PFIC stock is marketable if it is regularly traded on (1) a national securities exchange that is registered with the SEC, (2) the national market system established under Section 11A of the Securities Exchange Act of 1934, or (3) an exchange or market that the IRS determines has rules sufficient to ensure that the market price represents legitimate and sound fair market value.

A Holder's adjusted basis of PFIC stock is increased by the income recognized under the mark-to-market election and decreased by the deductions allowed under the election.  If a U.S. Holder owns PFIC stock indirectly through a foreign entity, the basis adjustments apply to the basis of the PFIC stock in the hands of the foreign entity for the purpose of applying the PFIC rules to the tax treatment of the U.S. owner.  Similar basis adjustments are made to the basis of the property through which the U.S. persons hold the PFIC stock.

Income recognized under the mark-to-market election and gain on the sale of PFIC stock with respect to which an election is made is treated as ordinary income.  Deductions allowed under the election and loss on the sale of PFIC with respect to which an election is made, to the extent that the amount of loss does not exceed the net mark-to-market gains previously included, are treated as ordinary losses.  The U.S. or foreign source of any income or losses is determined as if the amount were a gain or loss from the sale of stock in the PFIC.

If PFIC stock is owned by a CFC (discussed below), the CFC is treated as a U.S. person that may make the mark-to-market election. Amounts includable in the CFC's income under the election are treated as foreign personal holding company income, and deductions are allocable to foreign personal holding company income.

The rules of Code Section 1291 applicable to nonqualified funds generally do not apply to a U.S. Holder for tax years for which a mark-to-market election is in effect.  If Code Section 1291 is applied and a mark-to-market election was in effect for any prior tax year, the U.S. Holder's holding period for the PFIC stock is treated as beginning immediately after the last tax year of the election.  However, if a taxpayer makes a mark-to-market election for PFIC stock that is a nonqualified fund after the beginning of a taxpayer's holding period for such stock, a coordination rule applies to ensure that the taxpayer does not avoid the interest charge with respect to amounts attributable to periods before the election.

Controlled Foreign Company Status

If more than 50% of the voting power of all classes of stock or the total value of the stock of the Company is owned, directly or indirectly, by U.S. Holders, each of whom own 10% or more of the total combined voting power of all classes of stock of the Company, the Company would be treated as a "controlled foreign corporation" or "CFC" under Subpart F of the Code.  This classification would bring into effect many complex results including the required inclusion by such 10% U.S. Holders in income of their pro rata shares of "Subpart F income" (as defined by the Code) of the Company and the Company's earnings invested in "U.S. property" (as defined by the Code).  In addition, under Section 1248 of the Code, gain from the sale or exchange of common shares of the Company by such a 10% U.S. Holder of Company at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the Company attributable to the stock sold or exchanged.  Because of the complexity of Subpart F, and because the Company may never be a CFC, a more detailed review of these rules is beyond of the scope of this discussion.

Elimination of Overlap between Subpart F Rules and PFIC Provisions

Under the Taxpayer Relief Act of 1997, a PFIC that is also a CFC will not be treated as a PFIC with respect to certain 10% U.S. Holders.  For the exception to apply, (i) the corporation must be a CFC within the meaning of section 957(a) of the Code and (ii) the U.S. Holder must be subject to the current inclusion rules of Subpart F with respect to such corporation (i.e., the U.S. Holder is a "United States Shareholder," see "Controlled Foreign Corporation," above).  The exception only applies to that portion of a U.S. Holder's holding period beginning after December 31, 1997.  For that portion of a United States Holder before January 1, 1998, the ordinary PFIC and QEF rules continue to apply.

As a result of this provision, if the Company were ever to become a CFC, U.S. Holders who are currently taxed on their pro rata shares of Subpart F income of a PFIC which is also a CFC will not be subject to the PFIC provisions with respect to the same stock if they have previously made a Pedigreed QEF Election.  The PFIC provisions will however continue to apply to PFIC/CFC U.S. Holders for any periods in which they are not subject to Subpart F and to U.S. Holders that did not make a Pedigreed QEF Election unless the U.S. Holder elects to recognize gain on the PFIC shares held in the Company as if those shares had been sold.

Dividend and Paying Agents

Not Applicable.

Statement by Experts

Not Applicable.

Documents on Display

Documents concerning the Company which are referred to in this document may be inspected at the offices of MAG Silver Corp., Suite 800, 409 Granville Street, British Columbia, Canada  V6C 1T2.

Subsidiary Information

A list of subsidiaries of the Company is identified in Item 4 above and in note 10 of the notes to the consolidated financial statements in Item 17.

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Not applicable.

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.   DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS
OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15.   CONTROLS AND PROCEDURES

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company's disclosure controls and procedures (as defined in US Exchange Act Rule 13a-14(c)) as of the end of the period covered by this Form 20-F, have concluded that, as of such date, the Company's disclosure controls and procedures were effective to ensure that material information relating to the Company was made known to them by others within the Company particularly during the period in which this Form 20-F was being prepared.

There were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date our Chief Executive Officer and our Chief Financial Officer completed their evaluation, nor were there any significant deficiencies or material weaknesses in the Company's internal controls requiring corrective actions.

ITEM 16A.   AUDIT COMMITTEE FINANCIAL EXPERT

The Company's Board of Directors has determined that the Company has at least one audit committee financial expert serving on its audit committee.  The Company's audit committee financial expert as defined by Item 16A to Form 20-F is Eric H. Carlson.

ITEM 16B.   CODE OF ETHICS

The Company has adopted codes of ethics applicable to  principal executive officer, principal financial officer, and directors and officers. The codes are included as exhibits to this Report.

ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees for professional services rendered by the independent registered accountants, Deloitte & Touche LLP for the Company and for the years ending December 31, 2003 and December 31, 2002 totaled $136,830 and $10,700, respectively, as detailed in the following table.  All funds are in Canadian dollars:

	Year ended December 31, 2003	Year ended December 31, 2002
Audit Fees	$130,130	$10,700
Audit Related Fees	$-	$-
Tax Fees	$6,700	$-
All Other Fees	$-	$-
TOTAL	$136,830	$10,700

The nature of the services provided by Deloitte & Touche LLP under each of the categories indicated in the table is described below.

Audit Fees

Audit fees were for professional services rendered by Deloitte & Touche LLP for the audit of the Company's annual financial statements and services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

Audit-related fees were for assurance and related services reasonably related to the performance of the audit or review of the annual statements that are not reported under "Audit Fees" above.

Tax Fees

Tax fees were for tax compliance, tax advice and tax planning professional services.  These services consisted of: tax compliance including the review of tax returns, and tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax, payroll tax and value added tax).

All Other Fees

Fees disclosed in the table above under the item "all other fees" were incurred for services other than the audit fees, audit-related fees and tax fees described above.

PRE-APPROVAL POLICIES AND PROCEDURES

It is within the mandate of the Company's Audit Committee to approve all audit and non-audit related fees. The Audit Committee has preapproved specifically identified audit and non-audit related services, including tax compliance and review of tax returns, as submitted to the Audit Committee from time to time. The Audit Committee is in the process of developing a pre-approval policy for non-audit related services.

PART III

ITEM 17.   FINANCIAL STATEMENTS

The following Financial Statements are filed as part of this Annual Report, together with the Reports of the Independent Auditors:

(1)

Report of Independent Registered Chartered Accountants

(2)

Consolidated Balance Sheets as at December 31, 2003 and 2002

(3)

Consolidated Statements of Operations for each of the years in the three year period ended December 31, 2003 and for the cumulative period from April 21, 1999 to December 31, 2003

(4)

Consolidated Statements of Shareholders' Equity for each of the years in the three year period ended December 31, 2003 and for the cumulative period from April 21, 1999 to December 31, 2003

(5)

Consolidated Statements of Cash Flows for each of the years in the three year period ended December 31, 2003 and for the cumulative period from April 21, 1999 to December 31, 2003

(6)

Notes to the Consolidated Financial Statements

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

Year ended December 31, 2003, 2002 and 2001 and cumulative
from April 21, 1999 to December 31, 2003

Report of Independent Registered Chartered Accountants and Consolidated Financial Statements of

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

Report of Independent Registered Chartered Accountants

To the Board of Directors of
MAG Silver Corp.
(formerly Mega Capital Investments Inc.)
(an exploration stage company)

We have audited the consolidated balance sheets of MAG Silver Corp. (formerly Mega Capital Investments Inc.) (an exploration stage company) as at December 31, 2003 and 2002 and the consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2003 and the cumulative period from April 21, 1999 to December 31, 2003.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2003 and the cumulative period from April 21, 1999 to December 31, 2003 in accordance with Canadian generally accepted accounting principles.

(Signed) Deloitte & Touche LLP

Independent Registered Chartered Accountants
Vancouver, Canada
March 30, 2004

Comment by Independent Registered Chartered Accountants on Canada - United States of America Reporting Difference

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements.  Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Board of Directors dated March 30, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

(Signed) Deloitte & Touche LLP

Independent Registered Chartered Accountants
Vancouver, Canada
March 30, 2004

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

Consolidated Balance Sheets

	December 31,
	2003	2002
ASSETS
CURRENT
Cash and cash equivalents	$ 4,795,822	$ 167,276
Accounts receivable	259,501	76
Interest receivable	64,127	-
Prepaid expenses	8,750	-
TOTAL CURRENT ASSETS	5,128,200	167,352
ADVANCES TO MINERA LOS LAGARTOS SA de CV (Note 10)	-	113,139
MINERAL RIGHT ACQUISITION COSTS (Note 8)	1,314,678	78,750
DEFERRED EXPLORATION COSTS (Note 8)	2,057,542	37,802
EQUIPMENT (Note 4)	34,374	3,582
DEFERRED FINANCING FEES	-	7,500
TOTAL ASSETS	$ 8,534,794	$ 408,125
LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$ 208,018	$ 58,880
TOTAL LIABILITIES	208,018	58,880
SHAREHOLDERS' EQUITY

Share capital (Note 5)
Authorized - 1,000,000,000 common shares,
without par value
Issued and outstanding at December 31, 2003
- 23,093,995 common shares (December 31, 2002
- 3,000,000)	9,504,984	390,222
Special warrants (Note 6)	-	375,000
Contributed surplus (Note 5 (c))	75,308	-
Deficit	(1,253,516)	(415,977)
TOTAL SHAREHOLDERS' EQUITY	8,326,776	349,245
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 8,534,794	$ 408,125
NATURE OF BUSINESS (Note 1)
APPROVED BY
(Signed) George S. Young	(Signed) Frank Hallam
George S. Young, President	Frank Hallam, Chief Financial Officer

See accompanying Notes to the Consolidated Financial Statements.

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

Consolidated Statements of Operations

				Cumulative
				amount from
				April 21,
	Year ended	Year ended	Year ended	1999 to
	December 31,	December 31,	December 31,	December 31,
	2003	2002	2001	2003

REVENUE	$ -	$ -	$ -	$ -

EXPENSES
Audit and accounting	142,437	24,849	11,080	191,286
Amortization	1,861	-	-	1,861
Bank charges and interest	16,285	-	-	16,285
Filing and transfer agent fees	54,924	29,166	7,925	95,169
Foreign exchange	45,487	-	-	45,487
Legal	108,517	58,849	16,100	193,652
Management consulting fees	259,220	-	-	259,220
Shareholder relations	61,359	-	-	61,359
Telephone and office	94,185	7,010	1,913	104,435
Travel	130,732	-	-	130,732
Write-off of advances (Note 3)	-	3,662	248,758	252,420
Write-off of computer software	-	-	2,673	2,673
	915,007	123,536	288,449	1,354,579
LOSS BEFORE THE FOLLOWING	(915,007)	(123,536)	(288,449)	(1,354,579)
INTEREST INCOME	77,468	905	8,810	101,063
LOSS FOR THE PERIOD	$ (837,539)	$ (122,631)	$ (279,639)	$ (1,253,516)

BASIC AND DILUTED
LOSS PER SHARE	$ (0.06)	$ (0.08)	$ (0.19)

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING	14,455,369	1,500,000	1,500,000

See accompanying Notes to the Consolidated Financial Statements.

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

Consolidated Statements of Shareholders' Equity

						Deficit
						accumulated
	Common shares		Special			during the	Total
	without par value		warrants		Contributed	exploration	shareholders'
	Shares	Amount	Shares	Amount	Surplus	stage	equity

Issued for cash	1,500,000	$ 150,000	-	$ -	$ -	$ -	$ 150,000
Net loss	-	-	-	-	-	(4,279)	(4,279)
Balance, October 31, 1999	1,500,000	150,000	-	-	-	(4,279)	145,721
Net loss	-	-	-	-	-	(3,787)	(3,787)
Balance, December 31, 1999	1,500,000	150,000	-	-	-	(8,066)	141,934
Issued for cash	1,500,000	240,222	-	-	-	-	240,222
Net loss	-	-	-	-	-	(5,641)	(5,641)
Balance, December 31, 2000	3,000,000	390,222	-	-	-	(13,707)	376,515
Net loss	-	-	-	-	-	(279,639)	(279,639)
Balance, December 31, 2001	3,000,000	390,222	-	-	-	(293,346)	96,876
Issued for cash			2,400,000	375,000	-	-	375,000
Net loss	-	-	-	-	-	(122,631)	(122,631)
Balance, December 31, 2002	3,000,000	390,222	2,400,000	375,000	-	(415,977)	349,245
Issued for cash (Note 5)	11,500,000	5,109,766	-	-	-	-	5,109,766
Conversion of special warrants	2,400,000	375,000	(2,400,000)	(375,000)	-	-	-
Agent's Administration shares	10,000	5,000					5,000
Finders' fee shares (Note 10)	500,000	250,000	-	-	-	-	250,000
Issued to obtain mineral property
option rights	200,000	100,000	-	-	-	-	100,000
Issued on acquisition of
Lexington (Note 10)	200,000	180,000	-	-	-	-	180,000
Warrants exercised	5,183,995	3,068,996	-	-	-	-	3,068,996
Stock options exercised	100,000	26,000	-	-	-	-	26,000
Stock options granted to consultants	-	-	-	-	75,308	-	75,308
Net loss	-	-	-	-	-	(837,539)	(837,539)
Balance, December 31, 2003	23,093,995	$ 9,504,984	-	$ -	$ 75,308	$ (1,253,516)	$8,326,776

See accompanying Notes to the Consolidated Financial Statements.

				Cumulative
				amount from
				April 21,
	Year ended	Year ended	Year ended	1999 to
	December 31,	December 31,	December 31,	December 31,
	2003	2002	2001	2003

OPERATING ACTIVITIES
Loss for the period	$ (837,539)	$ (122,631)	$ (279,639)	$ (1,253,516)
Items not involving cash:
Write-off of computer software	-	-	2,673	2,673
Write-off of investment	-	3,662	248,758	252,420
Amortization	1,861	-	-	1,861
Non-cash compensation expense	75,308	-	-	75,308
Changes in operating assets and liabilities
Accounts receivable	(259,425)	(76)	-	(259,501)
Interest receivable	(64,127)	-	-	(64,127)
Prepaid expenses	(8,750)	-	-	(8,750)
Accounts payable and accrued liabilities	149,138	44,852	4,351	208,018
	(943,534)	(74,193)	(23,857)	(1,045,614)

INVESTING ACTIVITIES
Term deposit	-	-	380,296	-
Advances to Advance Disc Manufacturing Corporation	-	16,338	(268,758)	(252,420)
Purchase of equipment	(32,653)	(3,582)	(2,673)	(38,908)
Advances to Minera Los Lagartos, S.A. de C.V.	-	(113,139)	-	(113,139)
Acquisition of Minera Los Lagartos, S.A. de C.V.
(Note 10)	(7,500)	-	-	(7,500)
Acquisition of Lexington Capital Group Inc. (Note 10)	(350,000)	-	-	(350,000)
Mineral rights	(202,132)	(78,750)	-	(280,882)
Deferred exploration costs	(2,052,897)	(37,802)	-	(2,090,699)
	(2,645,182)	(216,935)	108,865	(3,133,548)

FINANCING ACTIVITIES
Issue of share capital	8,217,262	-	-	8,607,484
Issue of special warrants	-	375,000	-	375,000
Deferred financing costs	-	(7,500)	-	(7,500)
	8,217,262	367,500	-	8,974,984
INCREASE (DECREASE) IN CASH	4,628,546	76,372	85,008	4,795,822
CASH, BEGINNING OF PERIOD	167,276	90,904	5,896	-
CASH, END OF PERIOD	$ 4,795,822	$ 167,276	$ 90,904	$ 4,795,822

Income taxes paid	$ -	$ -	$ -	$ -
Interest paid	$ 12,500	$ -	$ -	$ 12,500

Issue of shares in connection with acquisition of Minera
Los Lagartos, S.A. de C.V. (Note 10)	$ 250,000	$ -	$ -	$ 250,000
Issue of shares in exchange for mineral property
option rights	$ 100,000	$ -	$ -	$ 100,000
Issue of shares in connection with acquisition of
Lexington Capital Group Inc. (Note 10)	$ 180,000	$ -	$ -	$ 180,000

See accompanying Notes to the Consolidated Financial Statements.

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

Year ended December 31, 2003, 2002 and 2001 and cumulative
   from April 21, 1999 to December 31, 2003

1.

NATURE OF BUSINESS

The Company was incorporated under the Company Act (British Columbia) on April 21, 1999 and was classified as a Venture Capital Pool Company as defined in the former Vancouver Stock Exchange (the "Exchange") Policy 30.  The Company's shares were listed on the TSX Venture Exchange on April 21, 2000.

The Company was originally required to complete its Qualifying Transaction within 18 months of listing on the Exchange.  This deadline was extended and subsequently the Qualifying Transaction was approved and completed on April 15, 2003 (Note 5 (a)).

The Company is an exploration company conducting work on exploration concessions it has staked or acquired by way of option agreement principally in Mexico.  The Company has not yet determined whether the properties on which it is conducting exploration contain any ore reserves that are economically recoverable.  The Company defers all acquisition and exploration costs related to the concessions on which it is conducting exploration.  The recoverability of these amounts is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of the interests, and future profitable production, or alternatively, upon the Company's ability to dispose of its interests on a profitable basis.

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assume that the Company will realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  The Company has incurred losses from inception and does not currently have the financial resources to sustain operations in the long-term.  The Company's ability to continue as a going concern is dependent upon its ability in the future to achieve profitable operations and, in the meantime, to obtain the necessary financing to meet its obligations and repay its liabilities when they become due.  External financing, predominantly by the issuance of equity to the public, will be sought to finance the operations of the Company.

Although the Company has taken steps to verify title to the concessions on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such concessions, these procedures do not guarantee the Company's title.  Concession title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

Year ended December 31, 2003, 2002 and 2001 and cumulative
   from April 21, 1999 to December 31, 2003

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and include the following significant policies outlined below.  These policies conform, in all material respects, with accounting principles generally accepted in the United States of America ("US GAAP"), except as described in Note 13.

(a)

Principles of consolidation

On January 15, 2003, the Company completed its acquisition of Minera Los Lagartos, SA de CV and on July 16, 2003, its acquisition of Lexington Capital Corp. (Note 10).  The consolidated financial statements include the accounts of the Company and its subsidiaries.  All significant intercompany balances and transactions have been eliminated on consolidation.

(b)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reported period.  Actual results may differ from those reported.

(c)

Financial instruments and foreign exchange risk

The Company's financial assets and liabilities are cash and cash equivalents, accounts receivable, interest receivable and accounts payable and accrued liabilities.  The fair values of these financial instruments are estimated to be their carrying values due to their short-term or demand nature.

Foreign exchange risk is the risk that a variation in exchange rates between the Canadian dollar and foreign currencies will affect the Company's operating and financial results. The Company has significant operations outside of Canada which are subject to these foreign exchange risks. The Company does not use derivative instruments to reduce its exposure to this foreign exchange risk.

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

Year ended December 31, 2003, 2002 and 2001 and cumulative
   from April 21, 1999 to December 31, 2003

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)

Mineral rights and deferred exploration costs

The Company is in the exploration stage with respect to its mining activity and accordingly follows the practice of capitalizing all costs relating to the acquisition of, exploration for and development of the interests and crediting all revenues received against the cost of the related interests.  At such time as commercial production commences, these costs will be charged to operations on a units-of-production method based on proven and probable reserves.  The aggregate costs related to abandoned interests are charged to operations at the time of any abandonment.

Mineral rights include costs to acquire options to acquire interests in exploration concessions on unproven mineral properties.

Deferred exploration costs include direct exploration costs incurred by the Company in its effort to determine the existence of economically mineable ore including the cost of feasibility studies.

Management reviews the carrying value of mineral rights and deferred exploration costs at least quarterly for evidence of impairment.  This review is generally made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company and by others in the related area of interest, and an assessment of the likely results to be achieved from performance of further exploration.  When the results of this review indicate that a condition of impairment exists the Company estimates the net recoverable amount of the deferred exploration costs and related mining rights by reference to the potential for success of further exploration activity and/or the likely proceeds to be received from sale or assignment of the rights.  When the carrying values of mining rights or deferred exploration costs are estimated to exceed their net recoverable amounts, a provision is made for the decline in the value.

The Company is in the process of exploring mineral properties and has not yet determined whether they contain ore reserves that are economically recoverable.  Accordingly, the recoverability of these capitalized costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete exploration and development and, ultimately, upon future profitable production.

The issuance of CICA Handbook Section 1581, Business Combinations, ("CICA 1581"), and CICA Handbook Section 3062, Goodwill and Other Intangible Assets, ("CICA 3062"), resulted in an apparent conflict between previously issued accounting standards found in CICA Handbook Section 3061, Property, Plant and Equipment ("CICA 3061"), and EIC-126, Accounting by Mining Enterprises for Exploration Costs ("EIC-126").

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

Year ended December 31, 2003, 2002 and 2001 and cumulative
   from April 21, 1999 to December 31, 2003

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)

Mineral rights and deferred exploration costs (continued)

Appendix 31 to CICA 1581 describes a mineral use right as an example of a contract-based intangible that is subject to amortization over its estimated useful life as recommended by CICA 3062.  CICA 3061, however, states that mining properties represented by capitalized costs of acquired mineral rights and the costs of associated with exploration for and development of mineral reserves may be considered as items of property, plant and equipment.  Furthermore, EIC-126 concluded that a mining enterprise that has not commenced operations or objectively established mineral reserves is not precluded from considering exploration costs to have the characteristics of property, plant and equipment.

The Company has determined that, under Canadian GAAP, it is appropriate to consider the costs associated with acquiring the rights to explore a mining property as items of property, plant and equipment.  Under this interpretation, the Company has concluded that it is appropriate to capitalize all such costs until commercial production commences or until the property is abandoned as described above.  A view that is different from this interpretation is that the costs associated with acquiring the rights to explore a mining property are considered intangible assets and would be amortized over its estimated useful life.  Additional guidance may be provided in the future that would require accounting for these costs in a manner different from the Company's current method of accounting.  If the Company had considered the costs associated with acquiring the rights to explore a mining property an intangible asset and amortized them over the expected period in which exploration would be performed, Mineral Rights would have been $601,000 lower at December 31, 2003 (2002 - $Nil) and Amortization expense would have been $601,000 higher for the year ended December 31, 2003 (2002 - $Nil;  2001 - $Nil;  period from April 21, 1999 to December 31, 2003 - $601,000).

(e)

Equipment

Equipment is recorded at cost.  Depreciation is provided on a straight-line basis to amortize the costs over a five year term.

(f)

Income taxes

The Company accounts for income taxes using the asset and liability method.  Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities.  These future taxes are measured based on substantially enacted tax rates.  Management believes that it is not sufficiently likely that the Company will generate sufficient taxable income for the realization of its future tax assets and therefore the Company has made a full valuation provision for these assets.

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

Year ended December 31, 2003, 2002 and 2001 and cumulative
   from April 21, 1999 to December 31, 2003

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g)

Stock-based compensation

All stock-based awards made to non-employees be measured and recognized using a fair value based method.  For stock options granted to employees and directors, the Company has adopted the disclosure-only provisions whereby pro forma net income and pro forma earnings per share are disclosed in the notes to the financial statements as if the fair value based method of accounting had been used.

Compensation expense is recognized when stock options are issued to employees and directors for the excess, if any, of the quoted market price at the date of grant over the exercise price.  Any consideration paid by employees and directors on the exercise of stock options is credited to share capital.

(h)

Foreign exchange translation

The accounts of the Company's foreign operations are considered to be integrated with the operations of the Company and are translated into Canadian dollars as follows:

  monetary assets and liabilities at the rate prevailing at the balance sheet date.

  non-monetary assets and liabilities at historical rates.

  income and expenses at the average rate in effect during the year.

The resulting translation adjustment is included on the statement of operations.

(i)

Loss per share

Basic earnings per share calculations are based on the weighted average number of common shares outstanding, after excluding the shares held in escrow for which the conditions for their release were not satisfied until April 15, 2003 (Note 5 (f)).

The Company uses the treasury stock method for the calculation of diluted earnings per share.  Diluted earnings per share is computed using the weighted average number of common and common equivalent shares outstanding during the year.  Common equivalent shares consist of the incremental common shares upon the assumed exercise of stock options and warrants, but are excluded from the computation if their effect is anti-dilutive.

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

Year ended December 31, 2003, 2002 and 2001 and cumulative
   from April 21, 1999 to December 31, 2003

3.

ADVANCES TO DISC MANUFACTURING CORPORATION

On May 2, 2001, the Company entered into a share exchange agreement with Advanced Disc Manufacturing Corporation ("ADMC") and the shareholders of ADMC.  The Company would purchase all of the issued and outstanding common shares of ADMC in exchange for the issuance of 3,000,000 common shares of the Company to ADMC's shareholders.  In contemplation of the closing of this agreement, the Company advanced ADMC a total of $268,758 to finance operations.

Due to the failure to complete the transaction, the Company wrote down its advance to $20,000 and took a $248,758 charge to operations in 2001.  Subsequently, the Company accepted $16,338 as full settlement of the obligation and therefore recognized a further charge to operations of $3,662 in 2002.

4.

EQUIPMENT

	December 31,			December 31,
	2003			2002
		Accumulated	Net Book	Net Book
	Cost	Depreciation	Value	Value

Computer equipment	$ 11,423	$ 1,271	$ 10,152	$ 3,582
and software
Field equipment	24,812	590	24,222	-
	$ 36,235	$ 1,861	$ 34,374	$ 3,582

5.

SHARE CAPITAL

(a)

Issued and outstanding

On April 15, 2003, the Company raised gross proceeds of $5,750,000 from the sale of 11,500,000 units at a price of $0.50 per unit.  Each unit consists of one common share and one-half of one share purchase warrant, with each whole warrant entitling the holder to purchase one share at a price of $0.75 per share for a period of two years from the closing.  The Agents were granted warrants to purchase up to 1,150,000 shares of the Company at the same price in partial payment of services rendered in connection with the financing.  The commission paid to the Agents was $460,000, equal to 8% of the gross proceeds of the Offering, they were also issued 10,000 shares of the Company (the "Administration Shares") as an administration fee in relation to the Offering, valued at $5,000. Corporate finance fees, legal fees and related disbursements totalled $175,234, of which $7,500 was incurred to December 31, 2002.  The net proceeds to the Company from the financing were $5,109,766.

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

Year ended December 31, 2003, 2002 and 2001 and cumulative
   from April 21, 1999 to December 31, 2003

5.

SHARE CAPITAL (Continued)

(b)

Issued and outstanding (outstanding)

The prospectus issued in respect of the financing also qualified 2,400,000 common shares and non-transferable share purchase warrants to purchase up to 1,950,000 common shares of the Company issuable upon the exercise of special warrants issued by the Company in September and December, 2002, which shares and warrants have now been issued (Note 6).  The prospectus also qualified 500,000 finders' fee shares issued in relation to the property acquisitions, of which 200,000 common shares have been issued and 300,000 have been issued in escrow.  These shares are to be released from escrow as follows:  10% on completion of the Company's Qualifying Transaction, which took place on April 15, 2003, and the balance to be released in equal tranches of 15% every six months, for a three year period.

(c)

Stock options

The Company has entered into Incentive Stock Option Agreements ("Agreements") with directors, officers and employees.

At the date the Agreements are entered into, the exercise price of each option is set at the fair value of the common shares at the date of grant.  The following table summarizes the Company's options:

		Weighted		Weighted
	Year ended	Average	Year ended	Average
	December 31,	Exercise	December 31,	Exercise
	2003	Price	2002	Price
Balance outstanding,
beginning of year	280,000	$ 0.20	280,000	$ 0.20
Activity during the year
Options granted	990,000	0.58	-	-
Options exercised	(100,000)	0.26	-	-
Balance outstanding,
end of year	1,170,000	$ 0.52	280,000	$ 0.20

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

Year ended December 31, 2003, 2002 and 2001 and cumulative
   from April 21, 1999 to December 31, 2003

5.

SHARE CAPITAL (Continued)

(c)

Stock options (continued)

The following table summarizes options outstanding and exercisable at December 31, 2003:

Options Outstanding and Exercisable
Range of Exercise Prices	Number Outstanding and Exercisable at December 31, 2003	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price

$0.20	200,000	1.30	$0.20
0.50	575,000	4.28	0.50
0.70	355,000	4.36	0.70
0.77	40,000	4.50	0.77
	1,170,000	4.21	$0.52

The Company granted 775,000 stock options to employees and 215,000 stock options to consultants during the year ending December 31, 2003.  The Company has recorded $75,308 of compensation expense relating to stock options granted to consultants in the year ended December 31, 2003 (2002 - $Nil).  The Company has elected to measure compensation costs for employee stock options whereby no compensation expense was recognized when the stock options are granted.  Had compensation costs been determined based on the fair value of the options granted using the Black-Scholes option pricing model, additional compensation expense would have been recorded as follows:

	Year ended	Year ended
	December 31,	December 31,
	2003	2002

Loss for the year as reported	$ (837,539)	$ (122,631)
Additional compensation expense	(248,128)	-
Pro forma loss	$ (1,085,667)	$ (122,631)

Pro forma basic and diluted loss per share	$ (0.08)	$ (0.08)

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

Year ended December 31, 2003, 2002 and 2001 and cumulative
   from April 21, 1999 to December 31, 2003

5.

SHARE CAPITAL (Continued)

(c)

Stock options (continued)

The following weighted-average assumptions were used for the Black-Scholes valuation of stock options granted during the year ended December 31, 2003:

Risk-free interest rate

3.76%

Expected life of options

5 years

Annualized volatility

63%

Dividend rate

0.00%

No options were granted in 2002.

(d)

Share purchase warrants

		Weighted-
	Number	Average
	of Warrants	Exercise Price

Balance at December 31, 2002	-	$ -
Issued on conversion of Special Warrants	1,500,000	0.20
Issued on conversion of Special Warrants	450,000	0.40
Issued in connection with issuance of common shares	5,750,000	0.75
Issued to agents in connection with issuance
of common shares	1,150,000	0.50
Exercised and converted to common shares	(5,183,995)	0.59
Balance at December 31, 2003	3,666,005	$ 0.63

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

Year ended December 31, 2003, 2002 and 2001 and cumulative
   from April 21, 1999 to December 31, 2003

5.

SHARE CAPITAL (Continued)

(e)

Agent's purchase warrants

Pursuant to an agency agreement dated January 6, 2000, the Company granted to the Agent 150,000 common share purchase warrants, exercisable at $0.20 per share, expiring 18 months from the date of listing (April 19, 2000).  These warrants expired unexercised in 2001.

(f)

Shares held in escrow

As a result of the completion and approval of the Company's Qualifying Transaction on April 15, 2003, the 1,500,000 of the Company's common shares held in escrow are to be released as to one-third on each of April 15, 2004, 2005 and 2006.

6.

SPECIAL WARRANTS

During the year ended December 31, 2002, the Company:

(i)

issued 1,500,000 special warrants for $0.10 per special warrant, which were convertible into one common share and one common share purchase warrant until the earlier of five business days following the date of the Company's final prospectus (April 3, 2003) or September 9, 2003.  Each common share purchase warrant is exercisable into one common share of the Company at $0.20 per share until September 9, 2004.

(ii)

issued 900,000 special warrants for $0.25 per special warrant, which were convertible into one common share and one-half of one common share purchase warrant until the earlier of five business days following the date of the Company's final prospectus (April 3, 2003) or December 20, 2003.  Each whole common share purchase warrant is exercisable into one common share of the Company at $0.40 per share until December 20, 2004.

In 2003, each of the special warrants were converted into one common share and one share purchase warrant, with exercise terms as described above.

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

Year ended December 31, 2003, 2002 and 2001 and cumulative
   from April 21, 1999 to December 31, 2003

7.

INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the pre-tax loss due to the following:

	2003	2002	2001

Statutory tax rate	37.60%	39.60%	45.60%
Recovery of income taxes computed at
standard rates	$ 314,915	$ 48,561	$ 127,515
Non-taxable portion of capital loss	-	(700)	(56,715)
Non-deductible expenses	(28,316)	-	-
Lower effective tax rate on loss in
foreign jurisdictions	(1,603)	-	-
Future tax benefits not recognized in
the period that the loss arose	(284,996)	(47,861)	(70,800)
	$ -	$ -	$ -

The approximate tax effect of each type of temporary difference that gives rise to the Company's future income tax assets are as follows:

	2003	2002

Operating loss carry forwards	$ 323,750	$ 64,768
Capital losses carried forward	44,100	49,979
Less valuation allowance	(367,850)	(114,747)
	$ -	$ -

At December 31, 2003, the Company has non-capital loss carry-forwards of $925,000, expiring between 2006 and 2010, available for tax purposes and capital loss carryforwards of $252,000 which are available only to offset future capital gains for tax purposes and may be carried forward indefinitely.

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

Year ended December 31, 2003, 2002 and 2001 and cumulative
   from April 21, 1999 to December 31, 2003

8.

MINERAL RIGHTS AND DEFERRED EXPLORATION COSTS

	Year ended December 31, 2003
	Juanicipio	Don Fippi	Guigui	Lagartos	Sierra de Ramirez	Total

Acquisition costs of mineral rights
Balance, beginning of year	$ 78,750	$ -	$ -	$ -	$ -	$ 78,750
Incurred during year	815,629	173,534	181,812	21,519	43,434	1,235,928
Balance, end of year	$ 894,379	$ 173,534	$ 181,812	$ 21,519	$ 43,434	$ 1,314,678

Deferred exploration costs
Camp costs	$ 82,078	$ 32,910	$ 27,223	$ -	$ -	$ 142,211
Drilling	734,648	-	345,485	-	-	1,080,133
Geochemical	16,611	702	-	-	-	17,313
Geological	158,333	181,403	132,041	-	-	471,778
Geophysical	3,238	46,060	-	-	-	49,298
Maps, fees and licenses	19,380	11,375	17,923	17,961	-	66,639
Research	4,522	4,522	4,522	-	-	13,566
Travel	40,690	23,497	9,658	-	-	73,845
Transport and shipping	7,265	-	60	-	-	7,325
Site administration	65,966	22,723	8,943	-	-	97,632
	1,132,731	323,192	545,856	17,961	-	2,019,740
Balance, beginning of year	12,601	12,601	12,600	-	-	37,802
Balance, end of year	$ 1,145,332	$ 335,793	$ 558,456	$ 17,961	$ -	$ 2,057,542

(a)

Juanicipio Property

The Company, through its subsidiary, Minera Los Lagartos, S.A. de C.V. ("Lagartos"), holds a 100% interest in an exploration concession on the Juanicipio property, located in the Fresnillo District, Zacatecas, Mexico.  This exploration concession enables Lagartos to explore the mining claim covered by the concession for the period to August 8, 2005.

Previously, as a condition to acquiring the concession, Lagartos was obligated to make payments totalling US$2,500,000 over a period of four years.

As a result of the Company's acquisition of Lexington Capital Group Inc. (Note 10 (b)), the indirect holder of this option agreement, this obligations was removed.

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

Year ended December 31, 2003, 2002 and 2001 and cumulative
   from April 21, 1999 to December 31, 2003

8.

MINERAL RIGHTS AND DEFERRED EXPLORATION COSTS (Continued)

(b)

Don Fippi Property

Lagartos has entered into an agreement which gives it the right to explore and acquire a 100% interest in mining concessions located in the Batapilas, Chihuahua district of Mexico.  Under the terms of the agreement, Lagartos is obligated to:

i)

make scheduled payments totalling US$550,000 plus applicable value added tax (of which US$50,000 has been paid) by April 21, 2007;

ii)

incur exploration expenditures totalling US$4,000,000 by April 21, 2008; and

iii)

issue an aggregate of 2,100,000 common shares of the Company, of which 100,000 common shares have been issued.

(c)

Guigui Property

Lagartos has entered into an agreement which gives it the right to explore and acquire a 100% interest in mining concessions located in the Santa Eulalia, Chihuahua district of Mexico.  Under the terms of the agreement, Lagartos is obligated to:

i)

make scheduled payments totalling US$550,000 plus applicable value added tax (of which US$50,000 has been paid) by April 21, 2007;

ii)

incur exploration expenditures totalling US$2,500,000 by April 21, 2007; and

iii)

issue an aggregate of 2,100,000 common shares of the Company, of which 100,000 common shares have been issued.

(d)

Sierra De Ramirez Property

Lagartos has entered into an agreement, which is subject to acceptance by the TSX Venture Exchange, which gives it the right to explore and acquire a 100% interest in mining concessions located in the Sierra de Ramirez district in Durango, Mexico.  Under the terms of the agreement, Lagartos is obligated to:

i)

make scheduled payments totalling US$1,505,000 within 60 months after the date of acceptance by the TSX Venture Exchange, of which US$30,000 has been paid;

ii)

issue 20,000 common shares of MAG Silver Corp. upon acceptance of the agreement by the TSX Venture Exchange; and

iii)

incur exploration expenditures totalling $750,000 within 60 months after the date of acceptance by the TSX Venture Exchange.

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

Year ended December 31, 2003, 2002 and 2001 and cumulative
   from April 21, 1999 to December 31, 2003

8.

MINERAL RIGHTS AND DEFERRED EXPLORATION COSTS (Continued)

(e)

Lagartos

Lagartos has acquired an exploration concession on mining claims which adjoin the Juanicipio property.  This exploration concession enables Lagartos to explore the mining claim covered by the concession to December 2009.

9.

RELATED PARTY TRANSACTIONS

For the year ended December 31, 2003 the Company's president received $97,325 in compensation for legal and management services (2002 and 2001 - $Nil).  Another director received $1,362 for consulting services during 2003 (2002 and 2001 - $Nil).  During the year ended December 31, 2003, the Company borrowed $150,000 on a short-term loan from a shareholder of the Company.  The loan has been fully repaid, as well as $12,500 related to interest. During 2003, the Company entered into a service agreement with Platinum Group Metals Ltd. ("PTM"), a company with a common director and common officer. During the year the Company paid PTM $89,131 under the common service agreement.

10.

ACQUISITIONS

(a)

Minera Los Lagartos, S.A. de C.V. ("Lagartos")

The Company announced on November 25, 2002 that it was proceeding with the acquisition of a 99% interest in the issued and outstanding common shares of Lagartos.  This acquisition was completed by the Company on January 15, 2003.  The remaining 1% of Lagartos is held, in trust for the Company, by a director and officer of the Company.  Upon acquisition by the Company, Lagartos held the interests in the Juanicipio concessions and the options to acquire interests in the Don Fippi and Guigui concessions.

The total purchase price of Lagartos and its allocation to the fair value of net assets acquired is as follows:

Cash advanced to Lagartos in respect of option on Juanicipio property (US$50,000) paid in 2002	$ 78,750
Cash paid for the 100% interest in the common shares of Lagartos (US$5,000)	7,500
Finders' fee shares	250,000
Advances to Lagartos prior to acquisition	113,139
$ 449,389

The fair value of net assets acquired
Mineral rights	$ 449,389

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

Year ended December 31, 2003, 2002 and 2001 and cumulative
   from April 21, 1999 to December 31, 2003

10.

ACQUISITIONS (Continued)

(a)

Minera Los Lagartos, S.A. de C.V. ("Lagartos") (continued)

The Company issued 500,000 common shares with a fair value of $0.50 per share in connection with the completion of the transaction as a finders' fee to two officers and a company with directors and officers in common.

The acquisition of Lagartos has been accounted for using the purchase method and the results of operations of Lagartos have been included in the Company's results of operations from January 15, 2003.

There were no other significant assets or liabilities acquired in this transaction.  As such, the total of the acquisition of Lagartos has been allocated to acquired mineral rights being the right or the underlying right to explore a mining property.

(b)

Lexington Capital Group Inc. ("Lexington")

On July 16, 2003, the Company completed the acquisition of Lexington whose main asset is its indirect interest in the Juanicipio I claim that encompasses the Company's Juanicipio Project near Fresnillo, Zacatecas, Mexico.  Under the terms of the agreement, MAG paid the vendor US$250,000 (Cdn.$350,000) and 200,000 common shares of the Company.  This acquisition reduced future required option payments and work commitments described in Note 8 (a).  This also eliminated a net smelter return royalty obligation.

The acquisition is accounted for using the purchase method.  An allocation of the purchase price is as follows:

Cash	$ 350,000
200,000 common shares	180,000
$ 530,000

Fair value of net assets acquired:

Cash	$ 4,219
Working capital deficiency	(13,196)
Mineral rights	538,977
$ 530,000

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

Year ended December 31, 2003, 2002 and 2001 and cumulative
   from April 21, 1999 to December 31, 2003

11.

SUBSEQUENT EVENTS

Subsequent to December 31, 2003, the Company:

(a)

issued 177,500 common shares at $0.20 per share on the exercise of warrants.

(b)

issued 32,000 common shares at $0.40 per share on the exercise of warrants.

(c)

issued 8,000 common shares at $0.50 per share on the exercise of warrants.

(d)

issued 93,250 common shares at $0.75 per share on the exercise of warrants.

(e)

issued 100,000 common shares at $0.20 per share on the exercise of options

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from US GAAP.  The material differences between Canadian and US GAAP affecting the Company's financial statements are summarized below.

Consolidated Balance Sheets

	December 31,
	2003	2002

Total assets under Canadian GAAP	$ 8,534,794	$ 408,125
Deferred exploration costs (a)	(2,057,542)	(37,802)
Amortization of mineral rights (a)	(601,000)	-
Total assets under US GAAP	$ 5,876,252	$ 370,323

Total liabilities under Canadian and US GAAP	$ 208,018	$ 58,880

Shareholders' equity under Canadian GAAP	8,326,776	349,245
Deferred exploration costs (a)	(2,057,542)	(37,802)
Amortization of mineral rights (a)	(601,000)	-
Shareholders' equity under US GAAP	5,668,234	311,443
Total liabilities and shareholders' equity under US GAAP	$ 5,876,252	$ 370,323

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

Year ended December 31, 2003, 2002 and 2001 and cumulative
   from April 21, 1999 to December 31, 2003

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Consolidated Statement of Operations and Deficit

				Cumulative
				amount from
				April 21,
	Year ended	Year ended	Year ended	1999 to
	December 31,	December 31,	December 31,	December 31,
	2003	2002	2001	2003

Net loss under Canadian GAAP	$ (837,539)	$ (122,631)	$ (279,639)	$ (1,253,516)
Deferred exploration costs (a)	(2,019,740)	(37,802)	-	(2,057,542)
Amortization of mineral rights (a)	(601,000)	-	-	(601,000)
Compensation expense (b)	(600,000)	-	-	(600,000)
Net loss under US GAAP	$ (4,058,279)	$ (160,433)	$ (279,639)	$ (4,512,058)

Basic and diluted loss per share
under US GAAP	$ (0.28)	$ (0.11)	$ (0.19)

Consolidated Statement of Cash Flows

Cumulative
amount from
April 21,
	Year ended	Year ended	Year ended	1999 to
	December 31,	December 31,	December 31,	December 31,
	2003	2002	2001	2003

Operating activities
Operating activities under
Canadian GAAP	$ (943,534)	$ (74,193)	$ (23,857)	$ (1,045,614)
Deferred exploration costs (a)	(2,019,740)	(37,802)	-	(2,090,699)
Operating activities under US GAAP	$ (2,963,274)	$ (111,995)	$ (23,857)	$ (3,174,115)

Investing activities
Investing activities under
Canadian GAAP	$ (2,645,182)	$ (216,935)	$ 108,865	$ (3,133,548)
Deferred exploration costs (a)	2,019,740	37,802	-	2,090,699
Investing activities under US GAAP	$ (625,442)	$ (179,133)	$ 108,865	$ (1,005,047)

Financing activities
Financing activities under
Canadian and US GAAP	$ 8,217,262	$ 367,500	$ -	$ 8,974,984

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

Year ended December 31, 2003, 2002 and 2001 and cumulative
   from April 21, 1999 to December 31, 2003

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(a)

Exploration expenditures and costs of acquired mineral rights

Canadian GAAP allows exploration costs and costs of acquiring mineral rights to be capitalized during the search for a commercially mineable body of ore.  Under US GAAP, exploration expenditures can only be deferred subsequent to the establishment of economically exploitable reserves.  For US GAAP purposes the Company therefore expensed its exploration expenditures.

Furthermore, under US GAAP, the costs of acquisition of exploration concession rights are generally classified as intangible assets and should be amortized over their useful life which in the case of an exploration concession on a property without proven and probable reserves, is the lesser of the period to expiry of the right and the estimated period required to develop or further explore the mineral assets.  Under Canadian GAAP, costs of acquiring mineral rights may be considered as tangible property.  As a result, for US GAAP purposes, the Company is amortizing the cost of the mining rights acquired in the Lagartos and Lexington transactions on a straight line basis over the period it is expected that further exploration will occur on the properties which varies from 15 months to 31 months.  Under US GAAP the Financial Accounting Standards Board has recently concluded that mineral rights have the characteristics of tangible assets.  The effect of any transitional rules to implement this guidance is unknown at this time but may require revisions to the Company's accounting policies in the future.

(b)

Accounting for stock-based compensation

Under Canadian GAAP, the Company's shares issued with escrow restrictions are recorded at their issue price and are not revalued upon their release from escrow.  Under U.S. GAAP, escrow shares which are released upon the Company meeting certain performance criteria are considered to be contingently issuable.  Under US GAAP, the Company would record compensation expense of $600,000 for the shares, which are held in escrow and are to be released as to one-third each year following the completion of the qualifying transaction, which occurred on April 15, 2003, based on the fair value of the shares on the date of satisfaction of the conditions for their release.

For US GAAP purposes the Company accounts for stock based compensation to employees and directors under Accounting Principles Board Opinion No 25, Accounting for Stock Issued to Employees, ("APB No. 25"), using the intrinsic value based method whereby compensation costs is recorded for the excess, if any, of the quoted market price of the Company's shares at the date granted over the exercise price.  As at June 30, 2003, no compensation cost has been recorded for any period under this method.

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

Year ended December 31, 2003, 2002 and 2001 and cumulative
   from April 21, 1999 to December 31, 2003

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(b)

Accounting for stock-based compensation (continued)

Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation, requires the use of the fair value based method of accounting for stock options.  Under this method, compensation cost is measured at the grant date based on the fair value of the options granted and is recognized over the vesting period.  SFAS No. 123 does, however, allow the Company to continue to measure the compensation cost in accordance with APB No. 25.  The Company has therefore adopted the disclosure-only provisions of SFAS No. 123.

The following pro forma financial information presents the net loss and the loss per share had the Company adopted SFAS 123 for all stock options issued to directors, officers and employees.

				Cumulative
				amount from
				April 21,
	Year ended	Year ended	Year ended	1999 to
	December 31,	December 31,	December 31,	December 31,
	2003	2002	2001	2002

Net loss for the period under
US GAAP	$ (4,058,279)	$ (160,433)	$ (279,639)	$(4,364,215)
Stock based compensation
costs	(248,128)	(6,126)	(6,126)	(264,660)
Pro forma net loss	$ (4,306,407)	$ (166,559)	$ (285,765)	$(4,628,875)
Pro forma basic and diluted
loss per share	$ (0.30)	$ (0.11)	$ (0.19)

The additional amounts for pro forma stock-based compensation have been determined using an option pricing model assuming no dividends are to be paid, vesting occurring on the date of the grant, a weighted average volatility of the Company's share price of 63% an annual risk free interest rate of 3.76% and expected lives of five years.

(c)

Recent accounting pronouncements

In April 2003, SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, was issued.  In general, this statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contract, and for hedging activities under SFAS No. 133.  This statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003.  The adoption of SFAS No. 149 is not expected to have a material impact on the Company's consolidated financial position or results of operations.

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

Year ended December 31, 2003, 2002 and 2001 and cumulative
   from April 21, 1999 to December 31, 2003

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(c)

Recent accounting pronouncements (continued)

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equities.  SFAS No. 150 requires certain financial instruments that were accounted for as equity under previous guidance to now be accounted for as liability.  SFAS No. 150 applies to mandatorily redeemable stock and certain financial instruments that require or may require settlement by transferring cash or other assets.  SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003.  The Company has not issued any financial instruments that fall under the scope of SFAS No. 150 and does not expect that the adoption of this statement will have a material impact on the Company's financial position or results of operations.

In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.  FIN No. 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.  FIN No. 46 is effective for all new variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN No. 46 must be applied for the first interim or annual period beginning after June 15, 2003.  It is not expected that the adoption of FIN No. 46 will have a material effect on the Company's financial position or results of operations.

ITEM 18.   FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to Item 17. Financial Statements.

ITEM 19.   EXHIBITS

The following Exhibits are filed with this Annual Report:

Exhibit Reference #	Name
1 (a)	*Memorandum
1 (b)	*Articles
4 (a)	*Sponsorship and Agency Agreement among the Company, Raymond James Ltd. and Pacific International Securities Inc.
4 (b)

*Lagartos Agreement dated August 8, 2002 among the Company, Cesar Augusto Porfirio Padilla Lara, Dr. Peter Megaw and Dr. Carl Kuehn and stock purchase agreement dated January 15, 2003 between the Company and each of Cesar Augusto Porfirio Padilla Lara, Dr. Peter Megaw and Dr. Carl Kuehn

4 (c)	*Juanicipio Agreement dated July 18, 2002 as amended December 19, 2002 between Lagartos and Sutti
4 (d)	*Don Fippi Agreement dated November 18, 2002 among the Company, Lagartos and Bugambilias
4 (e)	*Guigui Agreement dated November 18, 2002 among the Company, Lagartos and Coralillo
4 (f)	*Stock Purchase Agreement dated May 29, 2003 with Strategic Investments Resources Ltd.
4 (g)	*Escrow Agreement dated November 9, 1999 among certain shareholders and Pacific Corporate Trust Company
4 (h)	*Escrow Agreement dated April 8, 2003 among certain shareholders and Pacific Corporate Trust Company
4 (i)	*Incentive Stock Option Agreements dated November 9, 1999 between the Company and each of: Dave Pearce, Eric H. Carlson, James Speakman and Robert C. Thornton
4 (j)

*Stock Options dated April 15, 2003, May 22, 2003 and July 9, 2003 with George Young, R. Michael Jones, David Pearce, Eric Carlson, Gregory Dennie, Frank Hallam, Grace To, Marshall House, John Foulkes and Carrie Cojocari

4 (k)	*Indemnity Agreements dated November 9, 1999 between the Company and each of Dave Pearce, Eric H. Carlson, James Speakman and Robert C. Thornton
4 (l)	*Indemnity Agreements dated April 15, 2003 between the Company and each of George Young and R. Michael Jones
4 (m)	***Sierra de Ramirez Agreement dated December 14, 2003 among the Company, Lagartos and Rio Tinto
4(n)	***Adargas Agreement dated February 26, 2004 among the Company, Lagartos and Cascabel
4(o)	***Cinco de Mayo Agreement dated April 5, 2004 among the Company, Lagartos and Cascabel
4(p)	***Stock Option Plan
8	*List of Subsidiaries
11 (a)	Code of Ethics for Chief Executive Officer
11(b)	Code of ethics for Chief Financial Officer
11(c)	Code of Ethics for Directors and Officers
12 (a)

*The Geology and Exploration Potential of the Juanicipio Property, Fresnillo District, Zacatecas, Mexico dated November 19, 2002 prepared for the Company by Clancy J. Wendt, P.G., of Pincock, Allen and Holt, of Lakewood, Colorado

12 (b)

*The Geology and Exploration Potential of the Don Fippi Property, Batopilas District, Chihuahua, Mexico dated November 19, 2002 prepared for the Company by Clancy J. Wendt, P.G., of Pincock, Allen and Holt, of Lakewood, Colorado

12 (c)

*The Geology and Exploration Potential of the Guigui Silver, Lead, Zinc Project, Santa Eulalia District, Chihuahua, Mexico dated November 19, 2002 prepared for the Company by Clancy J. Wendt, P.G., of Pincock, Allen and Holt, of Lakewood, Colorado

31	Certification of George S. Young, Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31	Certification of Frank Hallam, Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32	Certification of George S. Young, Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32	Certification of Frank Hallam, Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Indicates an exhibit incorporated by reference from the Registration Statement on Form 20-F previously submitted by the Company on October 23, 2003.

** Indicates an exhibit incorporated by reference from the Registration Statement on Form 20-F previously submitted by the Company on February 12, 2004.

*** Indicates an exhibit incorporated by reference from the Registration Statement on Form 20-F previously submitted by the Company on April 29, 2004.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated:

June 29, 2004

MAG Silver Corp.,

a British Columbia Company

"George S. Young"

George S. Young

President and Director

EXHIBIT A

CERTIFICATION UNDER SECTION 302 OF SARBANES-OXLEY

I, George S. Young, certify that:

1.

I have reviewed this annual report on Form 20-F of MAG Silver Corp.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

4.

The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the issuer and have:

a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

Evaluated the effectiveness of the issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)

Disclosed in this report any change in the issuer's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting; and

5.

The issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer's auditors and the audit committee of the issuer's board of directors (or persons performing the equivalent functions):

a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer's ability to record, process, summarize and report financial information; and

b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer's internal control over financial reporting.

Date:

June 29, 2004

"George S. Young"

George S. Young.

President & Chief Executive Officer

*

Provide a separate certification for each principal executive officer and principal financial officer of the registrant. See Rules 13a-14 and 15d-14. The required certification must be in the exact form set forth above.

EXHIBIT B

CERTIFICATIONS UNDER SECTION 906 OF SARBANES-OXLEY

In connection with the annual report of MAG Silver Corp. (the "Company") on Form 20-F for the fiscal year ending December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, George S. Young, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.

The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

"George S. Young"

Name: George S. Young

Title: President & Chief Executive Officer

June 29, 2004

* Provide a separate certification for each principal executive officer and principal financial officer of the registrant.

EXHIBIT A

CERTIFICATION UNDER SECTION 302 OF SARBANES-OXLEY

I, Frank Hallam, certify that:

1.

I have reviewed this annual report on Form 20-F of MAG Silver Corp.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

4.

The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the issuer and have:

a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

Evaluated the effectiveness of the issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)

Disclosed in this report any change in the issuer's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting; and

5.

The issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer's auditors and the audit committee of the issuer's board of directors (or persons performing the equivalent functions):

a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer's ability to record, process, summarize and report financial information; and

b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer's internal control over financial reporting.

Date:

June 29, 2004

"Frank Hallam"

Frank Hallam

Chief Financial Officer

*

Provide a separate certification for each principal executive officer and principal financial officer of the registrant. See Rules 13a-14 and 15d-14. The required certification must be in the exact form set forth above.

EXHIBIT B

CERTIFICATIONS UNDER SECTION 906 OF SARBANES-OXLEY

In connection with the annual report of MAG Silver Corp. (the "Company") on Form 20-F for the fiscal year ending December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Frank Hallam, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.

The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

"Frank Hallam"

Name: Frank Hallam

Title: Chief Financial Officer

June 29, 2004

* Provide a separate certification for each principal executive officer and principal financial officer of the registrant.