Form 20-F
period 2004-12-31
MAG SILVER CORP
filed 2005-06-29
CIK 1230992

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

Commission file number  0 50437

MAG Silver Corp. (formerly Mega Capital Investments Inc.)

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

British Columbia

(Jurisdiction of incorporation or organization)

Suite 328, 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 2B5

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

25,829,538 Common Shares at December 31, 2004

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

  X     Yes             No

Indicate by check mark which financial statement item the registrant has elected to follow.

 X      Item 17           Item 18

TABLE OF CONTENTS

GLOSSARY

PART I

                                                                                        7

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

                                                                                        7

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

                                                                                        7

ITEM 3.

KEY INFORMATION

                                                                                        7

ITEM 4.

INFORMATION ON THE COMPANY

13

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

32

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

39

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

44

ITEM 8.

FINANCIAL INFORMATION

45

ITEM 9.

THE OFFER AND LISTING

45

ITEM 10.

ADDITIONAL INFORMATION

46

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

56

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

56

PART II

56

ITEM 13.

DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

AND USE OF PROCEEDS                                                                                                                                               56

ITEM 15.

CONTROLS AND PROCEDURES

56

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

56

ITEM 16B.

CODE OF ETHICS

57

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

57

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

58

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

58

PART III

58

ITEM 17.

FINANCIAL STATEMENTS

58

ITEM 18.

FINANCIAL STATEMENTS

86

ITEM 19.

EXHIBITS

86

INTRODUCTION AND USE OF CERTAIN TERMS

MAG Silver Corp. is a company incorporated on April 21, 1999 under the Company Act (British Columbia), which has been superseded by the Business Corporations Act (British Columbia).  As used herein, except as the context otherwise requires, the terms “Company” or “MAG” refer to MAG Silver Corp.  Our financial statements are prepared in accordance with Canadian generally accepted accounting principles with a reconciliation to United States Generally Accepted Accounting Principles and are presented in Canadian dollars.  All monetary amounts contained in this Annual Report are in Canadian dollars unless otherwise indicated.

Our North American office and principal place of business is located at Suite 328, 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 2B5. Our registered office is located at Suite 1400, 1055 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2E9.

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

When used in this Annual Report, the words “estimate,” “intend,” “expect,” “anticipate” and similar expressions are intended to identify forward-looking statements.  Readers are cautioned not to place undue reliance on these statements, which speak only as of the date of this Annual Report.  These statements are subject to risks and uncertainties that could cause results to differ materially from those contemplated in such forward-looking statements.

GLOSSARY

The following is a glossary of terms that appear in this Annual Report.

Ag	The elemental symbol for silver.
alteration	Usually referring to chemical reactions in a rock mass resulting from the passage of hydrothermal fluids.
alunite	A potassium-aluminum sulfate mineral, a common component of hydrothermal alteration assemblages.
andesite	Volcanic rock, low in quartz content, generally fine grained and moderately dark coloured.
anomalous	A value, or values, in which the amplitude is statistically between that of a low contrast anomaly and a high contrast anomaly in a given data set.
basalt	Volcanic rock, low in quartz content, generally fine grained and dark coloured.
calcite	Calcium carbonate mineral. It is a common constituent of many rock types as well as occurring in veins and alteration assemblages.
carbonate	Minerals which have the formula “X”CO3. Calcite is the most common carbonate mineral.
Cascabel	Minera Cascabel, S.A. de C.V., a company incorporated pursuant to the laws of the Mexican Republic.
Common Shares	Common Shares without par value in the capital stock of the Company.
Company	MAG Silver Corp.
Cretaceous	The geological period extending from 135 million to 63 million years ago.
diorites	Medium-coloured intrusive igneous rocks of intermediate composition.
Don Fippi Property	The Don Fippi Property as defined in Item 4. Information on the Company – Description of the Business - Don Fippi.
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

hydrothermal	Hot fluids, usually mainly water, in the earth’s crust which may carry metals and other compounds in solution to the site of ore deposition or wall rock alteration.
igneous	A rock formed by the cooling of molten silicate material.
intrusive	A rock mass formed below the earth’s surface from magma which has intruded into a pre-existing rock mass.
Juanicipio Property	The Juanicipio Property as defined in Item 4. Information on the Company – Description of the Business – Juanicipio.
kaolinite	An aluminum-silicate clay mineral. It is a common component of hydrothermal alteration of siliceous rocks.
Lagartos	Minera Los Lagartos, S.A. de C.V., a company incorporated pursuant to the laws of the Mexican Republic, the principal of which is the Company.
magma	Molten rock formed within the crust or upper mantle of the earth.
Mexico or Mexican Republic	United Mexican States
mill	A facility for processing ore to concentrate and recover valuable minerals.
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

mineral resource

A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Industry Guide 7 does not provide for the disclosure of “mineral resource estimates”.

mineralization	Usually implies minerals of value occurring in rocks.
monzonite	An intermediate intrusive rock related to granite.
net smelter returns royalty or NSR	Payment of a percentage of mining revenues after deducting applicable smelter charges.
ore	A natural aggregate of one or more minerals which may be mined and sold at a profit, or from which some part may be profitably separated.
outcrop	An exposure of rock at the earth’s surface.
oz/T	Troy ounces per tonne.
Policy 2.4

The Policy of the Exchange entitled “Capital Pool Companies” which sets forth the steps for listing a company on the Exchange as a “capital pool company” (which is essentially a blind pool) and the steps that company must take, including its Qualifying Transaction, to qualify for a regular listing on the Exchange.

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

quartz	Si02, a common constituent of veins, especially those containing gold and silver mineralization.
Recently Acquired Properties	The properties described in Item 2. Information on the Company – Business Overview – Recently Acquired Properties.
rhyolite	Volcanic rock high in quartz content, generally fine grained and light coloured.
serpentinite	A rock composed of serpentine, typically formed from the alteration of mafic igneous rocks.
silicification	Replacement of the constituents of a rock by quartz.
tailings	material rejected from a mill after recoverable valuable minerals have been extracted.
Tertiary	The geological period extending from 63 million to 2 million years ago.
tonne or “T”	Metric ton = 1,000 kilograms or 1,000,000 grams.
VAT

An acronym for “Value Added Tax” which, in Mexico, is charged on all goods and services at a rate of 15%.  Proprietors selling goods or services must collect VAT on behalf of the government.  Goods or services purchased incur a credit for VAT paid.  The resulting net VAT is then remitted to, or collected from the Government of Mexico through a formalized filing process.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Selected Financial Data

The following table sets forth our selected consolidated financial information, which has been derived from our consolidated financial statements included in this Annual Report prepared in accordance with Canadian Generally Accepted Accounting Principles.  Information for the 12 months ended December 31, 2004, 2003 and 2002 are derived from audited financial statements which are included elsewhere in this Report. Information for the years ended December 31, 2001 and December 31, 2000 are derived from audited financial statements that are not included in this Report.  The financial data should be read in conjunction with our consolidated financial statements and notes thereto and Item 5. Operating and Financial Review and Prospects.

	12 months ended Dec. 31, 2004	12 months ended Dec. 31, 2003	12 months ended Dec. 31, 2002	12 months ended Dec. 31, 2001	12 months ended Dec. 31, 2000
Revenue	$Nil	$Nil	$Nil	$Nil	$Nil
Total Expenses	$800,896	$915,007	$123,536	$288,449	$19,066
Net Loss	$(733,897)	$(837,539)	$(122,631)	$(279,639)	$(5,641)
Basic and Diluted Loss per Share	$(0.03)	$(0.06)	$(0.08)	$(0.19)	$(0.00)
Weighted Average Common Shares Outstanding	24,578,037	14,455,369	1,500,000	1,500,000	1,304,066
Consolidated Balance Sheet
Total Assets	$9,774,297	$8,534,794	$408,125	$110,904	$386,192
Total Liabilities	$61,837	$208,018	$58,880	$14,028	$9,677
Working Capital	$2,360,343	$4,920,182	$108,472	$76,876	$376,515
Shareholders’ Equity	$9,712,460	$8,326,776	$349,245	$96,876	$376,515

Under U.S. GAAP, all amounts in the foregoing table remain the same except the following:

Net Loss	$2,710,519	$(4,091,436)	$(160,433)	$(279,639)	$(5,641)
Basic and Diluted Loss per Share	$(0.11)	$(0.28)	$(0.11)	$(0.19)	$(0.00)
Total Assets	$5,740,133	$5,876,252	$370,323	$110,904	$386,192
Shareholders’ Equity	$5,678,296	$5,668,234	$311,443	$96,876	$376,515

On May 31, 2005, the Interbank rate of exchange for converting Canadian dollars into United States dollars equalled 0.7994 Canadian dollars for one United States dollar.  The following table presents a history of the high and low exchange rates of Canadian dollars into United States dollars for the previous six months.

Month	High	Low
May 2005	1.2703	1.2373
April 2005	1.2568	1.2146
March 2005	1.2463	1.2017
February 2005	1.2562	1.2294
January 2005	1.2422	1.1982
December 2004	1.2401	1.1899

The following table presents a five-year history of the average annual exchange rates of Canadian dollars into United States dollars, calculated by using the average of the exchange rates on the last day of each month during the given year.

Year	Average Exchange Rate
2004	1.3016
2003	1.4012
2002	1.5705
2001	1.5490
2000	1.4855

Risk Factors

The following is an overview of the risk factors to be considered in relation to our business. Specific risk factors to be considered are as follows:

1.

Values attributed to the Company’s assets may not be realizable, the Company has no proven history and its ability to continue as a going concern depends upon a number of significant variables. The amounts attributed to the Company’s exploration concessions in its financial statements represent acquisition and exploration costs and should not be taken to represent realizable value. Further, the Company has no proven history of performance, revenues, earnings or success. As such, the Company’s ability to continue as a going concern is dependent upon the existence of economically recoverable resources, the ability of the Company to obtain the necessary financing to complete the development of its interests and future profitable production or alternatively, upon the Company’s ability to dispose of its interests on a profitable basis.

2.

The Company is dependent on its key personnel, who have not entered into written agreements with the Company and whom are not insured by the Company. The Company is dependent upon the continued availability and commitment of its key management and consultants, whose contributions to immediate and future operations of the Company are of central importance.  The Company relies on its President, Dan MacInnis, and its other officers, none of whom has entered into a written employment agreement with the Company, for the day-to-day operation of the Company, its projects and the execution of the Company’s business plan.  The Company also relies heavily on Dr. Peter Megaw for the planning, execution and assessment of the Company’s exploration programs.  Dr. Megaw is an arm’s length consultant to the Company and he is paid a fee for his services based on fair market rates and his submission of invoices for services rendered. The Company has not obtained “key man” insurance for any of its management or consultants. The loss of either Dan MacInnis or Dr. Megaw may have a temporary negative impact on the Company until they were replaced.

3.

The Company does not pay dividends. Payment of dividends on the Company’s shares is within the discretion of the Company’s Board and will depend upon the Company’s future earnings, its capital requirements and financial condition, and other relevant factors.  The Company does not currently intend to declare any dividends for the foreseeable future.

4.

The Company’s directors and officers may have conflicts of interest which may not be resolved in favour of the Company, which in turn may adversely affect the Company. None of the Company’s directors or officers devote their full time to the affairs of the Company. All of the directors and officers of the Company are also directors, officers and shareholders of other natural resource or public companies, as a result of which they may find themselves in a position where their duty to another company conflicts with their duty to the Company.  None of the Company’s constating documents or any of its other agreements contain any provisions mandating a procedure for addressing such conflicts of interest. There is no assurance that any such conflicts will be resolved in favour of the Company.  If any of such conflicts are not resolved in favour of the Company, the Company may be adversely affected. See Item 6. Directors, Senior Management and Employees for details of other companies that the Company’s officers and directors are involved with.

Risk Factors Relating to Title

5.

Title to the properties in which the Company has an interest may be in doubt and any challenge to the title to any of such properties may have a negative impact on the Company.  A full investigation of legal title to the Company’s property interests has not been carried out at this time.  Accordingly, title to these property interests may be in doubt.  Other parties may dispute title to the properties in which the Company has an interest.  The Company’s property interests may also be subject to prior unregistered agreements or transfers or land claims and title may be affected by undetected defects.  Any challenge to the title to any of the properties in which the Company has an interest may have a negative impact on the Company as the Company will incur delay and expenses in defending such challenge and, if the challenge is successful, the Company will lose any interest it may have in the subject property.  In addition, the Company’s ability to explore and exploit the property interests is subject to ongoing approval of local governments.

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

Risk Factors Relating to the Company’s Property Interests

8.

The properties in which the Company has an interest are in the exploration stage and most exploration projects do not result in the discovery of commercially mineable deposits.  All of the Company’s property interests are at the exploration stage only (even when some of the mining concession titles covering such property interests were issued as exploitation concessions) and there are no known commercial quantities of minerals or precious gems on such properties.  Most exploration projects do not result in the discovery of commercially mineable deposits of ores or gems. Estimates of reserves, mineral deposits and production costs can be affected by such factors as environmental permit regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of precious metals ultimately discovered may differ from that indicated by drilling results. There can be no assurance that precious metals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale. Because the probability of an individual prospect ever having reserves is extremely remote, in all probability the Company’s properties do not contain any reserves, and any funds spent on exploration will be lost. The failure of the Company to find an economic mineral deposit on any of its exploration concessions will have a negative effect on the Company.

9.

The properties in which the Company has an interest are in Mexico.  The Company’s property interests are located in Mexico.  Any changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability in Mexico are beyond the control of the Company and may adversely affect its business. See Item 4. Information on the Company – Business Overview – Carrying on Business in Mexico.

10.

There is no guarantee licenses and permits required by the Company will be obtained which may result in the Company losing its interest in the subject property.  The operations of the Company may require licenses and permits from various governmental authorities.  The Company may not be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects.  Failure to obtain such licenses and permits may adversely affect the Company’s business as the Company would be unable to legally conduct its intended exploration work, which may result in it losing its interest in the subject property.

11.

Environmental regulations are becoming more onerous to comply with and the cost of compliance with environmental regulations and changes in such regulations may reduce the profitability of the Company’s operations.  The Company’s operations are subject to environmental regulations promulgated by government agencies from time to time.  Environmental legislation provides for restrictions and prohibitions of spills, release or emission of various substances produced in association with certain mining industry operations, such as seepage from tailing disposal areas, which could result in environmental pollution.  Failure to comply with such legislation may result in the imposition of fines and penalties.  In addition, certain types of operations require submissions to and approval of environmental impact assessments.  Environmental legislation is evolving in a manner which means stricter standards and enforcement, fines and penalties for non-compliance are more stringent.  Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees.  The cost of compliance with environmental regulations and changes in such regulations may reduce the profitability of the Company’s operations. See Item 4. Information on the Company – Business Overview – Carrying on Business in Mexico – Environmental Regulation.

12.

Mexican Foreign Investment and Income Tax Laws apply to the Company.  Under the Foreign Investment Law of Mexico, there is presently no limitation on foreign capital participation in mining operations; however, the applicable laws may change in a way which may adversely impact the Company and its ability to repatriate profits.  Under Mexican Income Tax Law, dividends paid out of “previously taxed net earnings” are not subject to Mexican taxes if paid to a foreign investor.  Otherwise, such dividends paid to a foreign resident corporation are subject to the Mexican corporate tax rate, which presently is 30 percent over a gross up basis (amount of the dividend times 1.4286), payable by the Mexican company.  Currently, there is no withholding tax on dividends paid by a Mexican company to a foreign shareholder.

13.

Foreign currency fluctuations and inflationary pressures may have a negative impact on the Company’s financial position and results.  The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position and results. Several of the Company’s options to acquire properties in Mexico may result in option payments by the Company denominated in Mexican Pesos or in US dollars over the next few years. Exploration and development programs to be conducted by the Company in Mexico will also be funded in Mexican Pesos or in US dollars. As the Company maintains its accounts in Canadian and US dollars, any appreciation in Mexican currency against the Canadian or US dollar will increase our costs of carrying out operations in Mexico.  Further, any decrease in the US dollar against the Canadian dollar will result in a loss on our books to the extent we hold funds in US dollars.  The steps taken by management to address foreign currency fluctuations may not eliminate all adverse effects and, accordingly, the Company may suffer losses due to adverse foreign currency fluctuations. The Company also bears the risk of incurring losses occasioned as a result of inflation in Mexico.

14.

None of the properties in which the Company has an interest has any reserves. Currently, there are no reserves on any of the properties in which the Company has an interest.

Risk Factors Relating to Mining Generally

15.

Mining exploration is a speculative business and most exploration projects do not result in the discovery of commercially mineable deposits.  Exploration for minerals or precious gems is a speculative venture necessarily involving substantial risk. The expenditures made by the Company described herein may not result in discoveries of commercial quantities of minerals or precious gems. The failure to find an economic mineral deposit on any of the Company’s exploration concessions will have a negative effect on the Company.

16.

Mining operations generally involve a high degree of risk and potential liability.  Hazards such as unusual or unexpected formations and other conditions are involved in mining.  The Company may become subject to liability for pollution, fire, explosions, cave-ins or hazards against which it cannot insure or against which it may elect not to insure.  The incurrence of any such liabilities may have a material, adverse effect on the Company’s financial position.

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

Risk Factors Relating to Financing

19.

Adequate funding may not be available, resulting in the possible loss of the Company’s interests in its properties.  Sufficient funding may not be available to the Company for further exploration and development of its property interests or to fulfil its obligations under applicable agreements.  The Company may not be able to obtain adequate financing in the future or the terms of such financing may not be favourable.  Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of properties with the possible loss of such properties.  The Company will require new capital to continue to operate its business and to continue with exploration on its properties, and additional capital may not be available when needed, if at all.

20.

Funding and property commitments will result in dilution to the Company’s shareholders. It is likely any additional capital required by the Company as described in Risk Factor #19 above will be raised through the issuance of additional equity which will result in dilution to the Company’s shareholders. Further, as described in Item 4. Information on the Company – Business Overview, the Company is required to issue common shares in order for Lagartos to earn its interests in properties. Such property share issuances will also result in dilution to the Company’s shareholders.

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

22.

Lack of funding to satisfy contractual obligations may result in the Company’s loss of property interests.  The Company may, in the future, be unable to meet its share of costs incurred under agreements to which it is a party and the Company may have its property interests subject to such agreements reduced as a result or even face termination of such agreements.  The Company has acquired options to acquire interests in six properties in Mexico and in order to obtain ownership of each of such properties, it must make payments to the current owners and incur certain exploration expenditures on those properties. In order to secure ownership of these properties, additional financing will be required. Failure of the Company to make the requisite payments in the prescribed time periods will result in the Company losing its entire interest in the subject property and the Company will no longer be able to conduct its business as described in this Annual Report. The Company may not have sufficient funds to: (a) make the minimum expenditures to maintain the Don Fippi Property in good standing under Mexican law; and (b) make the minimum expenditures to earn its interest in any of the Recently Acquired Properties.  In such event, in respect of any of the properties, the Company may seek to enter into a joint venture or sell the subject property or elect to terminate its option. The Company will have to raise further financing to fund the required exploration on the Don Fippi Property. See Item 4. Information on the Company - Business Overview and Item 5. Operating and Financial Review and Prospects – Tabular Disclosure of Contractual Obligations for details of the property payments the Company is required to make to earn its interests.

Miscellaneous Risk Factors

23.

The price of the Company’s shares is volatile.  Publicly quoted securities are subject to a relatively high degree of price volatility.  It may be anticipated that the quoted market for the shares of the Company will be subject to market trends generally, notwithstanding any potential success of the Company in creating sales and revenues.

24.

There is an absence of a liquid trading market for the Company’s shares.  Shareholders of the Company may be unable to sell significant quantities of shares into the public trading markets without a significant reduction in the price of their shares, if at all.  The Company may not continue to meet the listing requirements of the Exchange or achieve listing on any other public listing exchange.

25.

The Penny-Stock Rule may limit trading in the Company’s shares.  In October 1990, Congress enacted the “Penny Stock Reform Act of 1990.” “Penny Stock” is generally any equity security other than a security (a) that is registered or approved for registration and traded on a national securities exchange or an equity security for which quotation information is disseminated by The National Association of Securities Dealers Automated Quotation (“NASDAQ”) System on a real-time basis pursuant to an effective transaction reporting plan, or which has been authorized or approved for authorization upon notice of issuance for quotation in the NASDAQ System, (b) that is issued by an investment company registered under the Investment Company Act of 1940, (c) that is a put or call option issued by Options Clearing Corporation, (d) that has a price of five dollars (US) or more, or (e) whose issuer has net tangible assets in excess of $2,000,000(US), if the issuer has been in continuous operation for at least three years, or $5,000,000(US) if the issuer has been in continuous operation for less than three years, or average revenue of at least $6,000,000(US) for the last three years.

The Company’s Common Shares are presently considered “penny stock” under these criteria. Therefore, the Common Shares are subject to Rules 15g-2 through 15g-9 (the “Penny Stock Rules”) under the Exchange Act. The “penny stock” trading rules impose duties and responsibilities upon broker-dealers and salespersons effecting purchase and sale transactions in the Company’s shares, including determination of the purchaser’s investment suitability, delivery of certain information and disclosures to the purchaser, and receipt of a specific purchase agreement from the purchaser prior to effecting the purchase transaction.  Compliance with the “penny stock” trading rules affect or will affect the ability to resell the Company’s shares by a holder principally because of the additional duties and responsibilities imposed upon the broker-dealers and salespersons recommending and effecting sale and purchase transactions in such securities.  In addition, many broker-dealers will not effect transactions in penny stocks, except on an unsolicited basis, in order to avoid compliance with the “penny stock” trading rules.  Consequently, the “penny stock” trading rules may materially limit or restrict the number of potential purchasers of the Company’s shares and the ability of a holder to resell our stock.

So long as the Common Shares are within the definition of “Penny Stock” as defined in Rule 3a51-1 of the Exchange Act, the Penny Stock Rules will continue to be applicable to the Common Shares. Unless and until the price per share of Common Shares is equal to or greater than $5.00(US), or an exemption from the rule is otherwise available, the Common Shares may be subject to substantial additional risk disclosures and document and information delivery requirements on the part of brokers and dealers effecting transactions in the Common Shares. Such additional risk disclosures and document and information delivery requirements on the part of such brokers and dealers may have an adverse effect on the market for and/or valuation of the Common Shares.

26.

Classification as a Passive Foreign Investment Company has adverse income tax consequences for United States shareholders. The Company believes it is a Passive Foreign Investment Company (“PFIC”), as that term is defined in Section 1297 of the Internal Revenue Code of 1986, as amended, and believes it will be a PFIC in the foreseeable future. Consequently, this classification will result in adverse tax consequences for U.S. holders of the Company’s shares. For an explanation of these effects on taxation, see Item 10. Additional Information – United States Federal Income Tax Consequences. U.S. shareholders and prospective holders of the Company’s shares are also encouraged to consult their own tax advisers.

27.

The Company and its principals and assets are located outside of the United States which makes it difficult to effect service of process or enforce within the United States any judgments obtained against the Company or its officers or directors.  Substantially all of the Company’s assets are located outside of the United States and the Company does not currently maintain a permanent place of business within the United States.  In addition, most of the directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States.  As a result, it may be difficult for investors to effect service of process or enforce within the United States any judgments obtained against the Company or its officers or directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.  In addition, there is uncertainty as to whether the courts of Canada, Mexico and other jurisdictions would recognize or enforce judgments of United States courts obtained against the Company or its directors and officers predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in Canada, Mexico or other jurisdictions against the Company or its directors and officers predicated upon the securities laws of the United States or any state thereof. Further, any payments as a result of judgments obtained in Mexico should be in pesos and service of process in Mexico must be effectuated personally and not by mail.

ITEM 4. INFORMATION ON THE COMPANY

History and Development of the Company

The Company was originally incorporated under the Company Act (British Columbia) on April 21, 1999 under the name “583882 B.C. Ltd.”.  On June 28, 1999, the Company changed its name to “Mega Capital Investments Inc.”.  On April 22, 2003, the Company changed its name to “MAG Silver Corp.” to reflect its new business consequent upon the completion of its Qualifying Transaction.  Effective March 29, 2004, the Company Act (British Columbia) was replaced by the Business Corporations Act (British Columbia). Our North American office and principal place of business is located at Suite 328, 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 2B5 (phone:  604-630-1399).

The Company is a “reporting” company in the Provinces of British Columbia, Alberta and Ontario.

The Company’s Common Shares were listed and posted for trading on the Exchange (TSX VN: MGA) on April 19, 2000.  Concurrent with the Company’s name change to MAG Silver Corp. on April 22, 2003, the trading symbol was changed to "MAG".

The Company does not have an agent in the United States.

The Qualifying Transaction

On April 5, 2001, the Company entered into a letter of intent to acquire all of the issued and outstanding share capital of Advanced Disc Manufacturing Corporation (“ADMC”), a private British Columbia start-up company engaged in the manufacture of injection moulded compact discs.  Effective May 2, 2001, a formal share exchange agreement was entered into among the Company, ADMC and the shareholders of ADMC in which the terms of the acquisition were set forth (the “ADMC Agreement”).  This proposed acquisition was intended to serve as the Company’s Qualifying Transaction.  In contemplation of the closing of this transaction, the Company advanced ADMC a total of $268,758 to finance its operations.  On September 26, 2001, the Company issued a press release to announce that it would not be proceeding with its intended purchase of the share capital of ADMC as a result of certain breaches of the ADMC Agreement by the vendors of the ADMC shares.  Of the amounts advanced by the Company to ADMC, only $16,338 was returned.  As a result, the Company wrote off to expense the outstanding advances to ADMC in the amount of $252,420.

Subsequent to the termination of the ADMC Agreement, the Company was introduced to Dr. Peter Megaw who presented to the Company to consider what appeared to be favourable opportunities involving the acquisition and exploration of silver properties in Mexico.  After reviewing these new opportunities, the Company felt the proposal represented a favourable business concept for the Company.  Management was of the opinion that the Company was well equipped to pursue the opportunities and therefore proceeded with the concept.

In August 2002, the Company entered into an arms’ length agreement dated August 8, 2002 (the “Lagartos Agreement”) with Ing. Porfirio Cesar Augusto Padilla Lara, Dr. Peter Megaw and Dr. Carl Kuehn (collectively, the “Vendors”) pursuant to which the Company agreed to acquire (the “Acquisition”) 98% (later amended to include 99% registered ownership and beneficial ownership of the remaining 1%) of the issued and outstanding common shares of Lagartos.  Lagartos is a private company incorporated under the laws of the Mexican Republic in the mineral exploration business, as described below.  As consideration for the Acquisition, the Company agreed to pay the Vendors the sum of US$5,000, and to further pay the sum of US$50,000 for the reimbursement of funds advanced to secure the Juanicipio Option (described below under “The Juanicipio Property”), plus applicable purchase and transfer costs. The Acquisition of beneficial ownership of 100% of Lagartos was completed on January 15, 2003. The Company’s Qualifying Transaction was completed on April 15, 2003, with a concurrent financing, which raised gross proceeds of $5,750,000.

As at June 15, 2005, $5,147,925 has been advanced by the Company as an intercorporate loan to Lagartos, with no fixed terms of repayment, for acquisition costs of mineral rights of $717,582 and exploration expenditures of $3,789,197. The balance, $641,146, is made up of cash, receivables, and other operating and administration activities.

Business Overview

The Company is in the mineral exploration and development business. The Company is an exploration stage company and there is no assurance that a commercially viable mineral deposit exists on any of our properties. Further exploration will be required before a final evaluation as to the economic and legal feasibility of any of the Company’s properties is determined. Even if the Company completes its exploration program and is successful in identifying a mineral deposit, it will have to spend substantial funds on further drilling and engineering studies before it will know if it has a commercially viable mineral deposit or reserve.

Carrying on Business in Mexico

The Company’s property interests are located in Mexico.  A summary of the regulatory regime material to the business and affairs of the Company is provided below.

Mining Regulation

The exploration and exploitation of minerals in Mexico may be carried out by Mexican citizens or Mexican companies incorporated under Mexican law by means of obtaining exploration and exploitation concessions.  Exploration concessions are granted by the Mexican federal government for a period of six years from the date of their recording in the Public Registry of Mining and are not renewable.  Holders of exploration concessions may, prior to the expiration of such exploration concessions, apply for one or more exploitation concessions covering all or part of the area covered by one exploration concession.  Failure to apply prior to the expiration of the term of the exploration concession will result in termination of the concession.  An exploitation concession has a term of 50 years, generally renewable for a further 50 years upon application within five years prior to the expiration of such concession.  Both exploration and exploitation concessions are subject to annual work requirements and payment of surface taxes which are assessed and levied on a semi-annual basis.  Such concessions may be transferred or assigned by their holders, but such transfers or assignments must comply with the requirements established by the Mexican Mining Law and be registered before the Public Registry of Mining in order to be valid against third parties.

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

Mexican mining law does not require payment of finder’s fees or royalties to the Government, except for a discovery premium in connection with national mineral reserves, concessions in marine zones and claims or allotments contracted directly from the Mexican Geological Service.  None of the property interests held by Lagartos are under such fee regime.  However, holders of exploration and exploitation concessions are required to pay surface taxes which are assessed and levied on a semi-annual basis.

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

Environmental Regulation

Mexico has federal and state laws and regulations relating to the protection of the environment, including regulations concerning water pollution, air pollution, noise pollution and hazardous substances.  The principal environmental legislation in Mexico is the Ley General del Equilibrio Ecológico y la Protección al Ambiente (the “General Law of Ecological Balance and Environmental Protection” or the “General Law”), which provides for general environmental rules and policies, with specific requirements set forth in regulations on air pollution, hazardous substances, environmental impact and others (the “Environmental Regulations”).  Additionally, there are a series of “Mexican Official Norms” that establish ecological and technical standards and requirements on various environmental related matters (the “Ecological Standards”).

The Secretaría de Medio Ambiente y Recursos Naturales (the “Ministry of the Environment and Natural Resources” or “SEMARNAT” for its initials in Spanish) is the federal agency in charge of monitoring compliance with and enforcing the General Law, the Environmental Regulations and the Ecological Standards (collectively the “Environmental Laws”).  On enforcement matters the SEMARNAT acts mainly through the Procuraduría Federal de Protección al Ambiente (the “Federal Bureau of Environmental Protection” or “PROFEPA” for its initials in Spanish) and in certain cases through other governmental entities under its control.

Environmental Laws also regulate environmental protection in the mining industry in Mexico.  In order to comply with these laws, a series of permits, licences and authorizations must be obtained by a concession holder during the exploration and exploitation stages of a mining project.  Generally, these permits and authorizations are issued on a timely basis after the completion of an application by a concession holder.  To the best of the Company’s knowledge, all of the Company’s property interests are currently in compliance with the Environmental Laws.

In the exploration stage, the cost of complying with such Environmental Laws is included in the exploration budget. Until such time as the Company conducts larger more invasive procedures, such as trenching or bulk sampling, there is only nominal cost associated with compliance with the Environmental Laws. The Company’s programs are not yet sufficiently advanced to allow an estimate of the future cost of such environmental compliance.

Currency

The official monetary unit of Mexico is the peso. The currency exchange rate freely floats and the country has no currency exchange restrictions.  Nevertheless, following the devaluation of the Mexican peso in December, 1994, uncertainties continue with respect to the financial situation of Mexico.  See Item 3. Key Information – Risk Factors, specifically those risk factors dealing with currency fluctuation and inflation.

The following table presents a five-year history of the average annual exchange rates to convert one Canadian dollar into Mexican pesos, calculated by using the average of the exchange rates on the last day of each month during the given year.

Year	Average Exchange Rate
2004	8.68913
2003	7.73190
2002	6.15751
2001	6.03241
2000	6.36996

Value Added Tax

In Mexico, VAT is charged on all goods and services at a rate of 15% percent.  Proprietors selling goods or services must collect VAT on behalf of the government.  Goods or services purchased incur a credit for VAT paid.  The resulting net VAT is then remitted to, or collected from the Government of Mexico through a formalized filing process.

The Juanicipio Property

Pursuant to an agreement dated July 18, 2002 as amended December 19, 2002 between Lagartos and Ing. Martin Bernardo Sutti Courtade I (“Sutti”), of Zacatecas, Mexico (the “Juanicipio Agreement”), Sutti granted to Lagartos an option (the “Juanicipio Option”) to acquire a 100% interest in the Juanicipio Property.  Sutti subsequently assigned his interest to Minera Venus, S.A. de C.V.  In order to exercise the Juanicipio Option, Lagartos was required to:

(a)

drill a minimum of 3,500m of diamond core, reverse circulation or a combination of the two methods within 12 months following the date of ratification of the Juanicipio Agreement by all parties in the presence of a notary public (the “Ratification Date”), which was July 18, 2002 (which work was completed);

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

Minera Venus, S.A. de C.V., the optionor of the Juanicipio Property, was owned as to 99% by Lexington Capital Group Inc. and as to 1% by Jose Ruiz Lopez. Lexington Capital Group Inc. was owned as to 100% by Strategic Investments Resources Ltd.  Pursuant to a stock purchase agreement dated May 29, 2003 between the Company and Strategic Investments Resources Ltd., on July 16, 2003, for consideration of US$250,000 and 200,000 common shares of the Company at a price of $0.90 per share for a deemed value of $180,000, the Company acquired 100% of the issued shares of Lexington Capital Group Inc., thereby acquiring 99% ownership of the Juanicipio Property (with the remaining 1% held by Jose Ruiz Lopez). As a result of the acquisition of Lexington Capital Group Inc. by the Company, the Company did not have to incur any of the originally required option payments and work commitments as described above to occur after such acquisition.  Subsequent to year end, the Company merged and amalgamated Minera Venus, S.A. de C.V. into Lagartos and terminated the Juanicipio Agreement, thereby eliminating its obligations (as described above) to make any further option payments, fulfill the above-described work commitments or pay any royalty.

Pursuant to an agreement dated March 17, 2005 (the “LOI”) with Industrias Peñoles, S.A. de C.V. (“Peñoles”), the Company and Lagartos have granted to Peñoles or any of its subsidiaries an option to earn a 56% interest in the Juanicipio Property in Mexico in consideration for Peñoles: (a) conducting US$5,000,000 (minimum US$750,000) of exploration on the property over the next five years as follows: (i) US$750,000 in year 1; (ii) US$1,000,000 in year 2; (iii) US$1,250,000 in year 3; and (iv) US$2,000,000 in year 4; and (b) Peñoles purchasing US$500,000 of Common Shares of the Company within 30 business days after the LOI becomes effective at a price calculated based on the average closing price of the Company’s Common Shares for the 10 trading days prior to the purchase (which has been done); and (c) Peñoles purchasing US$500,000 of Common Shares of the Company within 30 business days after the first anniversary of the execution of the LOI, taking into account the average closing price of the Company’s Common Shares for the 10 trading days prior to such purchase.

The Don Fippi Property

Pursuant to an arm’s length agreement (the “Don Fippi Agreement”) dated as of November 18, 2002 between the Company, Lagartos and Minera Bugambilias, S.A. de C.V. (“Bugambilias”), Bugambilias granted to Lagartos an option (the “Don Fippi Option”) to acquire a 100% interest in the Don Fippi Property. In order to exercise the Don Fippi Option, Lagartos must:

(a)

pay to Bugambilias an aggregate of US$550,000 plus VAT (the “Don Fippi Payments”) on the following basis:

(i)

US$50,000 plus VAT within five business days after the date the Don Fippi Agreement is accepted by the Exchange, which occurred on April 21, 2003 (the “DF Effective Date”) (which amount has been paid);

(ii)

US$50,000 plus VAT on or before April 21, 2004 (which amount has been paid);

(iii)

US$100,000 plus VAT (the “Third DF Payment”) on or before April 21, 2005, provided that if during the ten trading days prior to the date the Third DF Payment is due the average closing price of the Common Shares of the Company on the Exchange is more than US$0.50, the Third DF Payment is waived by Bugambilias and need not be made;

(iv)

US$150,000 plus VAT (the “Fourth DF Payment”) on or before April 21, 2006, provided that if during the ten trading days prior to the date the Fourth DF Payment is due the average closing price of the Common Shares of the Company on the Exchange is more than US$0.50, the Fourth DF Payment is waived by Bugambilias and need not be made; and

(v)

US$200,000 plus VAT (the “Fifth DF Payment”) on or before April 21, 2007, provided that if during the ten trading days prior to the date the Fifth DF Payment is due the average closing price of the Common Shares of the Company on the Exchange is more than US$0.50, the Fifth DF Payment is waived by Bugambilias and need not be made;

(b)

incur expenditures on the Don Fippi Property in the amount of at least US$4,000,000 (the “Don Fippi Expenditures”) on the following basis:

(i)

US$250,000 by April 21, 2004, of which US$15,000 must be spent by December 31, 2002 (all of which has been spent);

(ii)

the cumulative amount of US$1,000,000 by April 21, 2005;

(iii)

the cumulative amount of US$2,000,000 by April 21, 2006;

(iv)

the cumulative amount of US$3,000,000 by April 21, 2007; and

(v)

the cumulative amount of US$4,000,000 by April 21, 2008;

(c)

allot and issue to Bugambilias an aggregate of up to 2,100,000 Common Shares of the Company (the “Don Fippi Shares”) on the following basis:

(i)

100,000 Common Shares within five business days of April 21, 2003 (which have been issued at $0.50 per share); and

(ii)

commencing December 21, 2003, one Common Share for each US dollar expended by Lagartos as described in paragraph (b) above, up to a maximum of 2,000,000 Common Shares.

Pursuant to an amendment dated as of April 20, 2005 which is subject to the approval of the Exchange, the Don Fippi Agreement has been amended to delete the Don Fippi Payments due April 21, 2005, April 21, 2006 and April 21, 2007, to delete the Don Fippi Expenditures due to be incurred by April 21, 2005, April 21, 2006, April 21, 2007 and April 21, 2008, and to reduce the number of Don Fippi Shares to be issued under (c)(ii) above to the issuance of a final 750,000 Common Shares.

Lagartos also agreed to pay to Bugambilias a 4.5% NSR.

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

Lagartos has a right of first refusal in the event that Bugambilias wishes to dispose of its interest in the Don Fippi Agreement or NSR, except for transfers of interests in the NSR to Bugambilias’ shareholders or heirs which are permitted without restriction.

Bugambilias has a right of first refusal in the event that Lagartos wishes to dispose of its interest in the Don Fippi Agreement.

The Guigui Property

Pursuant to an arm’s length agreement (the “Guigui Agreement”) dated as of November 18, 2002 between the Company, Lagartos and Minera Coralillo, S.A. de C.V. (“Coralillo”), Coralillo granted to Lagartos an option (the “Guigui Option”) to acquire a 100% interest in the Guigui Property.  In order to exercise the Guigui Option, Lagartos must:

(a)

pay to Coralillo an aggregate of US$550,000 plus VAT (the “Guigui Payments”) on the following basis:

(i)

US$50,000 plus VAT within five business days after the date the Guigui Agreement is accepted by the Exchange, which occurred on April 21, 2003 (the “GG Effective Date”) and which amount has been paid;

(ii)

US$50,000 plus VAT on or before June 20, 2004 (which has been paid);

 (iii)

US$100,000 plus VAT (the “Third Guigui Payment”) on or before April 21, 2005, provided that if during the ten trading days prior to the date the Third Guigui Payment is due the average closing price of the Common Shares of the Company on the Exchange is more than US$0.50, the Third Guigui Payment is waived by Coralillo and need not be made;

(iv)

US$150,000 plus VAT (the “Fourth Guigui Payment”) on or before April 21, 2006, provided that if during the ten trading days prior to the date the Fourth Guigui Payment is due the average closing price of the Common Shares of the Company on the Exchange is more than US$0.50, the Fourth Guigui Payment is waived by Coralillo and need not be made; and

(v)

US$200,000 plus VAT (the “Fifth Guigui Payment”) on or before April 21, 2007, provided that if during the ten trading days prior to the date the Fifth Guigui Payment is due the average closing price of the Common Shares of the Company on the Exchange is more than US$0.50, the Fifth Guigui Payment is waived by Coralillo and need not be made;

(b)

incur expenditures on the Guigui Property in the amount of at least US$2,500,000 (the “Guigui Expenditures”) on the following basis:

(i)

US$100,000 by April 21, 2004 (which has been spent);

(ii)

the cumulative amount of US $750,000 by April 21, 2005;

(iii)

the cumulative amount of US $1,500,000 by April 21, 2006; and

(iv)

the cumulative amount of US $2,500,000 by April 21, 2007; and

(c)

allot and issue to Coralillo an aggregate of 2,100,000 Common Shares of the Company (the “Guigui Shares”) on the following basis:

(i)

100,000 Guigui Shares within five business days of the GG Effective Date (which have been issued at $0.50 per share); and

(ii)

commencing December 21, 2003, one Guigui Share for each US dollar expended by Lagartos as described in paragraph (b) above, up to a maximum of 2,000,000 Guigui Shares.

Pursuant to an amendment dated as of April 20, 2005 which is subject to the approval of the Exchange, the Guigui Agreement has been amended to delete the Guigui Payments due April 21, 2005, April 21, 2006 and April 21, 2007, to delete the Guigui Expenditures due to be incurred by April 21, 2005, April 21, 2006 and April 21, 2007, and to reduce the number of Guigui Shares to be issued under (c)(ii) above to the issuance of a final 750,000 Common Shares.

Lagartos also agreed to pay to Coralillo a 2.5% NSR.

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

Lagartos has a right of first refusal in the event that the optionor wishes to dispose of its interest in the Guigui Agreement or NSR, except for transfers of interests in the NSR to Coralillo’s shareholders or heirs which are permitted without restriction.

Coralillo has a right of first refusal in the event that Lagartos wishes to dispose of its interest in the Guigui Agreement.

Recently Acquired Properties

Pursuant to an arm’s length agreement (the “Sierra de Ramirez Agreement”) dated as of December 14, 2003 among the Company, Lagartos and Minera Rio Tinto, S.A. de C.V. (“Rio Tinto”), Rio Tinto granted to Lagartos an option (the “Sierra de Ramirez Option”) to acquire a 100% interest in an exploration concession covering 4,443 hectares located in the Sierra de Ramirez district in Durango, Mexico (the “Sierra de Ramirez Property”), subject to a maximum 3% net smelter returns royalty.  In order to exercise the Sierra de Ramirez Option, Lagartos must:

(a)

pay US$55,000 to Rio Tinto within five days after Exchange acceptance of the Sierra de Ramirez Agreement, which occurred on July 26, 2004 (the “RT Effective Date”, which was changed to December 14, 2003 subsequent to year end), which was done;

(b)

make payments to Rio Tinto as follows:

(i)

US$50,000 on or before December 14, 2004 (Paid);

(ii)

US$25,000 on or before June 14, 2005 (Paid);

(iii)

US$100,000 on or before December 14, 2005;

(iv)

US$25,000 on or before June 14, 2006;

(v)

US$150,000 on or before December 14, 2006;

(vi)

US$25,000 on or before June 14, 2007;

(vii)

US$225,000 on or before December 14, 2007;

(viii)

US$25,000 on or before June 14, 2008;

(ix)

US$850,000 on or before December 14, 2008, of which up to US$500,000 may be paid in Common Shares of the Company; and

(c)

incur exploration expenditures on the property as follows:

(i)

US$50,000 by December 14, 2004 (done);

(ii)

an additional US$100,000 by December 14, 2005;

(iii)

an additional US$150,000 by December 14, 2006;

(iv)

an additional US$200,000 by December 14, 2007; and

(v)

an additional US$250,000 by December 14, 2008.

Pursuant to an arm’s length agreement (the “Adargas Agreement”) dated as of February 26, 2004 among the Company, Lagartos and Cascabel, Cascabel granted to Lagartos an option (the “Adargas Option”) to acquire a 100% interest in the Adargas property (the “Adargas Property”), subject to a 2.5% net smelter returns royalty. In order to exercise the Adargas Option, Lagartos must:

(a)

pay US$25,000 plus VAT to Cascabel and issue to Cascabel 75,000 Common Shares of the Company within five days after Exchange acceptance of the Adargas Agreement, which occurred on July 26, 2004 (the “AD Effective Date”), which was done;

(b)

make payments to Cascabel as follows:

(i)

US$75,000 plus VAT on or before July 26, 2005;

(ii)

US$125,000 plus VAT on or before July 26, 2006;

(iii)

US$175,000 plus VAT on or before July 26, 2007;

(iv)

US$250,000 plus VAT on or before July 26, 2008;

(v)

US$350,000 plus VAT on or before July 26, 2009; and

(c)

incur exploration expenditures on the Adargas Property as follows:

(i)

US$100,000 by July 26, 2005;

(ii)

an additional US$200,000 by July 26, 2006;

(iii)

an additional US$200,000 by July 26, 2007;

(iv)

an additional US$250,000 by July 26, 2008; and

(v)

an additional US$250,000 by July 26, 2009.

Pursuant to an arm’s length agreement (the “Cinco de Mayo Agreement”) dated as of April 5, 2004 among the Company, Lagartos and Cascabel, Cascabel granted to Lagartos an option (the “Cinco de Mayo Option”) to acquire a 100% interest in the Cinco de Mayo property (the “Cinco de Mayo Property”), subject to a 2.5% net smelter returns royalty.  In order to exercise the Cinco de Mayo Option, Lagartos must:

(a)

pay US$25,000 plus VAT to Cascabel and issue to Cascabel 75,000 Common Shares of the Company within five days after Exchange acceptance of the Cinco de Mayo Agreement which occurred on July 26, 2004 (the “CM Effective Date”), which was done;

(b)

make payments to Cascabel as follows:

(i)

US$75,000 plus VAT on or before July 26, 2005;

(ii)

US$125,000 plus VAT on or before July 26, 2006;

(iii)

US$175,000 plus VAT on or before July 26, 2007;

(iv)

US$250,000 plus VAT on or before July 26, 2008;

(v)

US$350,000 plus VAT on or before July 26, 2009; and

(c)

incur exploration expenditures on the Cinco de Mayo Property as follows:

(i)

US$100,000 by July 26, 2005;

(ii)

an additional US$200,000 by July 26, 2006;

(iii)

an additional US$200,000 by July 26, 2007;

(iv)

an additional US$250,000 by July 26, 2008; and

(v)

an additional US$250,000 by July 26, 2009.

The Sierra de Ramirez Property, the Adargas Property and the Cinco de Mayo Property are collectively referred to as the “Recently Acquired Properties”.

Organizational Structure

The Company is the registered owner of 99% of the issued Class I shares of Lagartos. The remaining 1% of the issued Class I shares of Lagartos is held by Dave Pearce, a director of the Company, in trust for the Company. Lexington Capital Group Inc., the 100% owned subsidiary of the Company, owns 99% of the issued Class II shares of Lagartos and Jose Ruiz holds the remaining 1% of the issued Class II shares of Lagartos. This results in the Company effectively having 100% beneficial ownership of Lagartos. The registered and records office of Lagartos is located at Paseo de Los Tamarindos 60, Bosques de Las Lomas, 05120 Mexico, D.F., Mexico.

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

*

The Company is the registered owner of 99% of the issued Class I shares of Lagartos. The remaining 1% of the issued Class I shares of Lagartos is held by Dave Pearce, a director of the Company, in trust for the Company. Lexington Capital Group Inc., the 100% owned subsidiary of the Company, owns 99% of the issued Class II shares of Lagartos and Jose Ruiz holds the remaining 1% of the issued Class II shares of Lagartos. This results in the Company effectively having 100% beneficial ownership of Lagartos.

Property, Plants and Equipment

The Company’s administrative offices are located in leased premises at Suite 328, 550 Burrard Street, Vancouver, British Columbia, V6C 2B5. The Company has no significant plant or equipment for its operations.  Equipment used for exploration or drilling is rented or contracted as needed.

DESCRIPTION OF THE BUSINESS - JUANICIPIO

Some of the disclosure in this section is based on a November 19, 2002 report entitled “The Geology and Exploration Potential of the Juanicipio Property, Fresnillo District, Zacatecas, Mexico” prepared by Clancy J. Wendt (“Wendt”), P.G., of Pincock, Allen and Holt, of Lakewood, Colorado.

Property Description and Location

The Juanicipio Property (the “Juanicipio Property” or “Juanicipio”) is located in the Fresnillo District, Zacatecas, Mexico, approximately 6 kilometres (km.) west of the city of Fresnillo and the Fresnillo Mine of Peñoles, currently the world’s largest silver mine.

The Juanicipio Property covers approximately 7,679 hectares (18,967 acres) and is in the northeastern part of the Sierra Valdecañas, a 13 km. by 30 km. long mountain range that lies immediately west of Fresnillo.

The property lies on the western edge of the Mexican Altiplano or “Mesa Central”.  The Altiplano is that portion of central northern Mexico lying north of the Trans-Mexico Volcanic Belt, between the Sierra Madre Oriental and Sierra Madre Occidental.

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

Work Program

Drill Targets

Six major target structures have been identified and were drilled in a Phase I program, based upon their orientation, alteration history, geochemistry and geophysics: the Fe Oxide Pit Structure, Zonge Structure “A”, Zonge Structure “B”, Zonge Structure “C”, South Target, and Zonge Structure “D”.

In 2004, MAG drilled two additional diamond drill holes on targets generated by the 2003 drilling results.  The previous seven diamond drill holes targeted major structures selected for their orientation, alteration history, geochemistry, geophysical anomalies and Fresnillo-style and grade of mineralization (up to 730 g/T Ag and 10.8 g/t Au was intersected in five of the seven holes).  The 2003 drilling results confirmed that Fresnillo style silver and gold rich mineralization continued into Juanicipio and indicated that the exploration techniques and exploration model being used was indeed correct.

The 2004 drilling was designed to test the intersection of two of the structures drilled in 2003 and made a third pass to test a major structure that was previously incompletely tested. Neither 2004 hole was designed to offset successful 2003 holes and the drilling intersected no more than trace mineralization.

The 2004 drilling was accompanied by a detailed Short-Wave Infrared (SWIR) survey and a detailed structural analysis.  These studies revealed several new targets, and target refining possibilities.

Plans are also underway to design a drill program for 2005 to follow up on the significant drill intercepts from the previous drill programs and to test several newly discovered structures.

In late 2004 MAG was approached by Peñoles who have expressed a keen interest in the formation of a joint venture with the Company on the Juanicipio Property. MAG elected to pursue this proposal with Peñoles because of their strong interest and valuable understanding of the Fresnillo Silver Camp. Working closely with Peñoles would be a great boost to MAG and its property holdings in the district (see “Description of the Business – Lagartos”).

Exploration over the past six years by Peñoles has focused on tracing the discovery of a series of new silver-rich veins to the west of the mine area. Peñoles has also been expanding production at the Fresnillo mine with the recent development of the high-grade silver San Carlos vein system. Peñoles’ current exploration campaign resulted in the recently announced “Saucito” silver-gold vein discovery lying near the eastern boundary of the Juanicipio Property. MAG’s 2003-2004 exploration drilling intersected several vein structures with significant silver and gold values lying along the projection of the Saucito vein group. The initial joint venture exploration effort will focus on linking MAG’s discoveries to the Saucito veins.

The principal features of the agreement are:

1.

Peñoles can earn a 56% interest in Juanicipio upon completion of a US$5,000,000 exploration program on or before the end of year 4 of the agreement.

2.

During the first year, Peñoles shall incur an obligatory work commitment expenditure of US$750,000.  Year 1 expenditures must include a minimum of 3,000 metres of diamond drilling.

3.

A flexible and staged exploration program is included in the contract.  Exploration work will be supervised by a technical committee comprised of three representatives from Peñoles and two from MAG.  Peñoles and MAG are obliged to share their information in the district.  Part of the geological and exploration work will be conducted by MAG consultants and in-house personnel.

4.

Exploration results from Juanicipio will be published as appropriate on an ongoing basis, with both companies to agree on the content.

5.

Peñoles will subscribe for US$500,000 in MAG Common Shares, at a market based price on signing (which has been done) and an additional US$500,000 in MAG Common Shares, at a market based price, if the contract continues into the second year.

The Company is proceeding with the proposed work program. To December 31, 2004, approximately $1,775,609 has been spent on the Juanicipio Property.

DESCRIPTION OF THE BUSINESS - DON FIPPI

Some of the disclosure in this section is based on a November 19, 2002 report entitled “The Geology and Exploration Potential of the Don Fippi Property, Batopilas District, Chihuahua, Mexico” prepared for the Company by Wendt.

Property Description and Location

The Don Fippi Property comprises seven exploration claims covering approximately 3,511 ha. in the Batopilas Mining District in southwestern Chihuahua State of Mexico (the “Don Fippi Property” or “Don Fippi”).

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

Mineralization and Alteration

Batopilas District Silver Mineralization

Mineralization in the silver zone dominantly occurs in the Pastrana Dacite, but some occurs in the Tahonas Granodiorite and Dolores Microdiorite.  Pre-mineral quartz-porphyry and post-intra-mineral basalt dikes in veins are mineralized and locally altered to serpentinite.  Mineralization throughout the silver zone overwhelmingly consists of crystallized native silver in calcite gangue.  The silver ores were high grade: ranging from the Batopilas Mining Company’s 1880-1913 average direct-smelting grade of 8,000 g/T (257 oz/T) to extremely high-grade pods carrying up to 75% Ag.  The Batopilas Mining Company also produced a significant tonnage of “milling ore” grading 265 g/T (8.5 oz/T).  Oreshoots typically are 15 - 80 m. long, 0.5 - 4.6 m. wide (1 m. average) and up to 350 m. down plunge.  Shoots are connected by up to 90 m. of barren calcite veinlets, often only .1-.3 mm. wide.

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

The surface work should be complemented by underground mapping and sampling.  Some areas in the district will require some minor mine rehabilitation and mucking out of minor caved areas to ensure access.  The Porforio Diaz Tunnel (“PDT”) should be cleaned up and re-opened back to the Roncesvalles Fault zone to re-establish flow-through ventilation and allow the mine to “breathe” before underground work commences.  This will be especially important because much subsequent exploration will be underground from the PDT by either drilling or direct heading.  Examination of the upper levels along the Roncesvalles to evaluate the difficulty of rehabilitation should be done once the PDT is reopened.

Work Program

Because of the necessity of developing an effective set of exploration techniques for this large and topographically challenging district, MAG in 2004 selected a limited area in the central part of the district for initial exploration based on a combination of favorable geology, surface and underground access.  The area lies in a largely unexplored area across a major fault (the “Roncesvalles Fault”) and near a heavily mined area with excellent underground access via the 2.4 km long PDT.  The area is also accessible via one of the district’s few surface roads.

The Roncesvalles Fault was considered to have been a barrier to mineralizing fluids (several major veins were mined to it and stopped) despite the fact that numerous shallow Spanish colonial era workings occur beyond the structure.  In 2003 and 2004, MAG reopened and rehabilitated the PDT, performed extensive underground mapping and sampling and used the PDT for underground geophysical studies.  A simultaneous surface based mapping, sampling and NSAMT geophysical program was also executed and used as the basis for a district and detailed structural analysis of the area.

The combined results have indicated several zones within the “focus area” where structures are favorably oriented and strong NSAMT anomalies coincide with the most favorable structures.  Preliminary drilling targets were indicated by these studies, and drilling permits have been obtained.  Detailed NSAMT work is underway in early 2005 to refine these anomalies prior to drilling.  The realities of road building in the area indicates that helicopter supported drilling is the most time and cost effective method. It is important to note that Batopilas served as the base of operations for Francisco Gold’s helicopter-supported drilling of the nearby El Sauzal Mine, so many of the logistical realities of using the technique in this region have already been addressed.

The Company has commenced this proposed work program. To December 31, 2004, approximately $795,074 has been spent on the Don Fippi Property.

DESCRIPTION OF THE BUSINESS - GUIGUI

Some of the disclosure in this section is based on a November 19, 2002 report entitled “The Geology and Exploration Potential of the Guigui Silver, Lead, Zinc Project, Santa Eulalia District, Chihuahua, Mexico” prepared for the Company by Wendt.

Property Description and Location

The Guigui Property comprises four exploration and three exploitation claims, as defined by the Mexican mining law, covering approximately 4,553 ha. of land between and south of the East and West Camps of Santa Eulalia Mining District in central Chihuahua State of Mexico (the “Guigui Property” or “Guigui”).

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

●

detailed geologic mapping of the Guigui Property, with emphasis on mapping volcanic stratigraphy, structures cutting the volcanics and alteration.  Geochemical samples were taken of all structures and mineralized outcrops.  This was accomplished via Landsat image analysis, 1:40,000 black and white air-photo analysis, and 1:10,000 scale geologic outcrop mapping.

●

geophysical surveys to locate the intrusive centre and to determine the thickness of the volcanic cover.  The surveys included: gravimetrics, ground magnetics, CSAMT (Controlled Source Audio Magneto Tellurics) and NSAMT (Natural Source Audio Magneto Tellurics).

●

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

Work Program

A six hole, 4,500 metre program was initiated in 2003 and continued into 2004.  In four holes, a range of intrusions, breccias, and visually distinctive alteration were intersected under the volcanic capping in the central Guigui area, but no significant mineralization was encountered. The presence of intrusive rocks is however, considered to be significant and will require further follow-up.

Significantly, two holes drilled 1,200 meters south and along the major graben structure that hosts the San Antonio Mine to the east of the district, cut 30-100 meters of manganoan-calcite cemented breccia in turn cut by narrow sulphide veinlets. Hole 5 returned a narrow intercept that assayed 3.5 ounces per ton of silver and 5.60% lead and 4.3 % zinc over 0.40 meters.  More significantly, Hole 6 returned with an 8.3 meter intercept of 4.2 ounces per ton silver. Most telling is that these intersections were within a 30 to 100 meter wide zone of manganoan-calcite (alteration) brecciation containing abundant veinlets and stringers of silver, lead and zinc minerals. The presence of base metal and silver mineralization within a broad alteration halo, not unlike the upper reaches of the East Camp deposits, is considered to be a most important development. It is management’s contention that these mineralized intersections demonstrate that mineralization similar to the rich deposits of the San Antonio Mine and East Camp can be traced to the south and onto MAG’s Guigui property. Three holes are planned in 2005.

It is important to note that Grupo Mexico, the largest Mexican mining company, has just restarted mining operations at the San Antonio Mine.

MAG now controls all of the ground to the immediate south and between the East and West Camps of the Santa Eulalia Mining District making us a significant player in any future developments in this historically silver rich district.

The Company has commenced the mapping portion of this program. To December 31, 2004, approximately $882,183 has been spent on the Guigui Property. A Phase II program will build on the work done during Phase I. The Phase I data will direct the exploration for Phase II.

DESCRIPTION OF THE BUSINESS - ADARGAS

The Adargas District is an under-explored 850 hectare Au, Ag, Pb, Zn, Cu Carbonate Replacement Deposit (CRD) target that lies at the intersection of two exceptionally productive regional ore deposit trends.  Adargas mineralization consists of a series of irregular dike-contact replacement chimneys that plunge generally north and widen with depth.  Historic data indicate that pre-1924 production from Adargas was roughly 350,000 T of oxide ores grading 9-27 g/T (.25-.9 oz/T) Au, 1000 g/T (34 oz/T) Ag, and 24-36% Pb.  High zinc grades are also present, but zinc was not recovered from the oxide ores.  High gold grades were encountered throughout the mine, with the highest in the deeper oxidized parts of the mine.

Adargas closely resembles the famous Naica deposit, which lies 120m to the NNW along one of the major regional trends.  Naica was “rediscovered” in the mid-1950’s by following dike contact mineralization to depth changing it from an obscure occurrence to one of Mexico’s major Pb-Ag-Zn mines. The exploration concept for Adargas is virtually identical. This is accomplished by working outwards from the old mine area and moving towards showings of similar mineralization that occur for several kilometers along strike.

The surface geology of the district can be generally described as a four km long, E-W-trending, northerly-convex arcuate anticline of Cretaceous limestone and shale. This stratigraphy is cut by E-W and N-S structures that host widespread silicification and distinctive rhyolite dikes that are closely related to replacement mineralization.  A rhyolite flow dome complex occupies the center of the anticline. The main Adargas Dike trends roughly NS and has a large central bulge around which pervasive silicification and replacement mineralization are focused. The dike is also known to carry anomalous gold.  The Ridge Dikes trend NW and occupy axial structures running the length of the anticline.  Mineralization occurs sporadically along these dikes as well, but has never been systematically explored.

MAG acquired the property from Cascabel who worked the property under contract from 1991 to 1998.  Over $250,000 was spent in surface and underground mapping, geophysics and drilling.  One of two diamond drill holes recorded 0.30 m of Zn-Pb-Ag bearing massive sulfides at the intersection of a strong CSAMT anomaly. This anomaly was also interpreted to be the inferred 200 m down-plunge projection of the principal Adargas Dike-contact chimney orebody.  With the industry downturn, interest in the property faded and it was subsequently abandoned. Cascabel reacquired the property in 2002 and MAG has unrestricted use of all existing core and data.

MAG drilled four diamond core holes in 2004, centered proximal to the known 0.30 m sulfide intercept.  All four holes intersected dikes, garnet-epidote skarn and variable amounts of sulfide mineralization.  The best hole returned 1.20 m of massive galena and sphalerite grading 300 ppb Au, 55 ppm Ag, 9.0% Pb and 5.8% Zn.

Subsequent borehole geophysics has identified a promising off-hole response indicative of a conductive source probably located below hole two and consistent with the geological model for Adargas. This target will most likely be drill tested early in the next exploration program.

Although these results are not overly promising in terms of grade they nonetheless do support the exploration model.  This has in turn attracted the interest of a major mining company in forming a joint venture on the Adargas property. MAG has elected to pursue this interest further and feels that the deeper targets, modeled on treating the surface mineralization as leakages from a larger system trapped beneath a relatively impermeable unit, remain untested and attractive.

The Company has commenced this proposed work program. To December 31, 2004, approximately $283,468 has been spent on the Adargas Property.

DESCRIPTION OF THE BUSINESS - CINCO DE MAYO

Cinco de Mayo is a 2,500 hectare Carbonate Replacement Deposit (CRD) prospect located in north-central Chihuahua, Mexico.  The acquisition of this property evolved from a review of data collected during 15 years of systematic exploration and a study of the geologic characteristics of the CRDs prospects in Chihuahua by Dr. Peter Megaw and Cascabel. This compilation revealed key features that set the important CRD systems like Santa Eulalia, Naica, Bismark, and San Pedro Corralitos apart from the numerous small CRD showings and Mississippi Valley Deposits that occur elsewhere in the region.  Cinco de Mayo lies directly along the same major deep crustal break that underlies these important CRD/skarn systems and shares many of the key features of the distal parts of Santa Eulalia, indicating that the potential for finding a large CRD system is excellent.

The Sierra Cinco de Mayo is an elongate limestone ridge, about 1 km wide and 4.5 km long flanked by broad alluvium mantled valleys. PEMEX data and outcrop reconnaissance indicate that the alluvial cover is very thin and that a very thick section of favorable carbonate host rocks lies immediately beneath the cover. The ridge is cut by NE-SW and NW-SE structures that host both mineralization and metal-bearing jasperoid alteration.  Little is known of the historic mining at Cinco de Mayo, but there are two old mines on the property that probably produced small amounts of high-grade silver and base metal ores.  The jasperoids were the focus of a systematic mapping and sampling program for a competitor in 1998. This program revealed a number of geochemical “hot-spots” along certain structural corridors leading towards the adjacent covered areas that are in turn underlain by highly favorable host rocks.

Exploration work in the covered areas will be largely “blind” and will necessitate using geochemical and geophysical techniques to trace mineralization beneath this thin cover.  The mineralization is known to contain magnetic pyrrhotite, indicating that airborne or ground magnetics may be useful.  NSAMT geophysics may also be useful in delineating deeper structure and various soil-geochemical prospecting tools will be employed to locate mineralization centers.  Drill targets can be developed quickly for drilling in 6-8 months.

MAG began preliminary regional geologic mapping and sampling at Cinco de Mayo in mid-2004.  Unfortunately, unusually heavy summer and fall rains deluged the region, washing out dams and cutting road access to the property.  The work program designed for 2004 will be carried out in 2005

The Company has commenced this proposed work program. To December 31, 2004, approximately $15,615 has been spent on the Cinco de Mayo Property.

DESCRIPTION OF THE BUSINESS - LAGARTOS

Consistently elevated gold values from MAG’s 2003 Juanicipio drilling have suggested that a larger scale zoning may be in place than had previously been considered for the Fresnillo/Juanicipio/Lagartos district. MAG subsequently examined surrounding areas for possible extensions to the system(s), both in outcrop and under cover.  Satellite image and structural analysis of the region indicated areas of strong alteration similar to that drilled at Juanicipio. This alteration is also coincident with a very prominent regional structure that hosts at least three, one billion-plus ounce silver deposits.  In response, MAG acquired over 125,000 hectares of new claims, the “Lagartos Property Package”, on the most promising of areas using the Fresnillo/Juanicipio model. Preliminary work involved regional mapping and an orientation NSAMT geophysical survey as a possible first pass reconnaissance tool.

In 2004, the areas with the strongest alteration and NSAMT responses were mapped in detail and sampled. In addition, detailed NSAMT, SWIR (Short-Wave Infrared) surveying and an in-depth structural analysis were carried out.   The most promising area was identified about 35 km from Juanicipio (Lagartos NW) and two holes were drilled through covered terrain and targeted on the combined results of geophysics and geology. The best hole intersected 65 meters of strong advanced argillic alteration followed by 700 meters of strong silicification with abundant pyrite.  The drilling also significantly encountered several narrow mineralized structures, the best of which ran 1.3 g/T Au over nearly 1.5 meters.

The results strongly indicate that we are within a high-level portion of a major epithermal system (i.e. Fresnillo) only 30 kilometres along the structural trend from the Fresnillo silver district. Anomalous values of Gold (up to 1.3 g/t), Silver, Mercury, Antimony, and Arsenic are found throughout the holes and add to the significance that an epithermal system is in place.

Having confirmed that MAG has located a heretofore unidentified “buried” epithermal system within highly prospective terrain, our next step will be to quickly identify areas and/or vectors to where we can best concentrate our exploration efforts. We will accomplish this through ongoing and planned programs of geochemistry (bio-geochemistry) and geophysics planned for 2005.

We will be launching similar exploration programs to those we have applied at Juanicipio and Lagartos NW in due course.

The Company has commenced this proposed work program. To December 31, 2004, approximately $220,977 has been spent on the Lagartos Property.

DESCRIPTION OF THE BUSINESS - SIERRA RAMIREZ

The Sierra Ramirez District lies in eastern Durango State, approximately 80 km west of the famous Providencia-Concepcion del Oro, Zacatecas District.  Sierra Ramirez is a typical Mexican Carbonate

Replacement Deposit (CRD) target that produced an estimated 750,000 - 1,000,000 tons of very high grade (1000-3000 g/T Ag) Ag-Pb-Zn ores from Spanish Colonial times until the mid 1960s.  Until recently the land status was high fractionated.  MAG has acquired over 80% of the district under option from Minera Rio Tinto of Chihuahua, Mexico.  Significant geotechnical work was conducted by a major company in the 1990s, but they abandoned the property during the downturn in the mineral industry and prior to drilling.

The Sierra Ramirez is a 7 by 15 km E-W oriented anticlinal fold composed of Jurassic Zuloaga Limestone cut by at least 2 rhyolitic plugs. Mineralization consists of Ag-Pb-Zn replacement veins in the western part of the area and mantos hosted in distinct carbonate strata in the central and eastern portions.  Small amounts of skarn are known to exist proximal to the rhyolite areas. Exploration of the district will involve the unraveling of the overall controls and metal zoning to best define the most favorable areas for further exploration.

To that end MAG executed district-scale mapping and sampling in 2004, with a focus on determining the size of the mineralized zone(s) and confirming existing concepts of district metal zoning.  The resulting district-scale metal ratio zoning patterns revealed three principal mineralization centers. On a positive note, two of them were found to extend well outside the limits of MAG Silver’s original 4,443 hectare land position.  MAG subsequently filed to claim to an additional 11,167 hectares of land, including a vacated claim internal to their original holding, bringing our holdings in the district to over 15,500 hectares.

Heavy summer and fall rains hampered access to the property until December, but detailed mapping and sampling of the two principal mineralization centers controlled by MAG will resume early in 2005.

The Company has commenced this proposed work program. To December 31, 2004, approximately $61,238 has been spent on the Sierra Ramirez Property.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The Company’s main objective is to acquire mineral properties, finance their exploration and, if warranted, develop and bring them into commercial production either directly or by way of joint venture or option agreements or through a combination of the foregoing.  The Company is aiming to develop its exploration concessions to a stage where they could be exploited at a profit.  At that stage, its operations would to some extent be dependent upon the world market price of any minerals mined.

The Company had total deferred exploration costs and mineral rights of $7,310,714 at December 31, 2004 compared to $3,372,220 at December 31, 2003, $116,552 at December 31, 2002 and $Nil at December 31, 2001.  During Fiscal 2001 and most of 2002, the Company focused on the identification and completion of a Qualifying Transaction in industries other than mineral exploration and development (See Item 4. Information on the Company).  In August 2002, the Company entered into an agreement to acquire interests in exploration concessions and an operating subsidiary in Mexico.  During 2003, the Company commenced the exploration of its exploration concessions in Mexico.  This commencement of business in Mexico resulted in the Company incurring the deferred exploration costs described above.  The recoverability of deferred exploration costs and mineral rights is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability to obtain the necessary financing to meet its obligations under various option agreements and the completion of the development of its properties, future profitable production, or alternatively, upon its ability to dispose of its interests on an advantageous basis.  As a result, there is substantial doubt about the ability of the Company to continue as a going concern.

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

Operating Results

The discussion and analysis in this section compares the operating results of the year ended December 31, 2004 to the year ended December 31, 2003, and the year ended December 31, 2003 to the year ended December 31, 2002 and should be read in conjunction with the Consolidated Financial Statements and the related Notes thereto provided at Item 17. Financial Statements.  At the present time, the Company’s expenditures consist of primarily exploration costs, professional fees, listing and sustaining fees, and general and administrative expenditures.   The Company presently has no production from its interests in exploration concessions and has no significant revenue items.

Year Ended December 31, 2004 Compared to the Year Ended December 31, 2003

Interest income for the year ended December 31, 2004 amounted to $66,999 as compared to $77,468 in 2003.  Cash on hand during 2004 on average was lower than in 2003 and as a result, interest income was also lower in 2004.

During 2004 the Company continued to focus its acquisition and exploration efforts in Mexico.  The Company conducted exploration programs on seven projects for $1,976,622 in 2004, while $2,019,740 was spent on four properties in 2003.  Exploration concession acquisition costs of $1,961,872 were incurred in 2004 as compared to $1,235,928 in 2003.  Of the acquisition costs incurred in 2004, $880,467 was incurred by the issuance of 628,905 shares at a price of $1.40 per share, $300,000 was incurred by the issuance of 150,000 shares at a price of $2.00 per share, $88,812 was incurred by the issuance of 80,738 shares at a price of $1.10 per share, and $309,473 was incurred by the issuance of 499,150 shares at a price of $0.62 per share, while the balance was paid in cash.

Expenses for the year ended December 31, 2004 totalled $800,896, compared to $915,007 in 2003.  The Company was very active in both 2003 and 2004 and the amount of exploration expense in each year was similar.  Accounting and legal fees in 2004 amounted to $198,330 versus $250,954 in 2003.  During 2003 these professional fees were higher than in 2004 as the Company was actively pursuing the completion of a Qualifying Transaction and a financing by way of a public offering in Canada.  The Company also completed the 100% acquisitions of Minera Los Lagartos, S.A. de CV and Lexington Capital Group Inc.  The Lagartos acquisition was completed on January 15, 2003.  The main assets held in Lagartos are its interests in the Juanicipio, Don Fippi and Guigui properties located in Mexico.  The Lexington acquisition was completed on July 16, 2003.  Lexington’s sole asset is its indirect interest in the Juanicipio I claim.  The Company has consolidated the financial position and results of operations in its financial statements for both Lagartos and Lexington since their acquisition in 2003.

Telephone and Office expense increased to $190,910 in 2004 from $94,185 in 2003.  The Company operated and occupied full time office premises, with administrative services, for the whole year in 2004 for the first time.  Management and Consulting fees totalled $173,444 in 2004 (2003 - $259,220), of which $93,870 was paid to the Company’s President (2003 - $97,325).  The balance was paid to arm’s length individuals for services related to legal contract completions, project management, corporate administration and geological services.

Other significant expense items in 2004 were Travel – $52,839 (2003 - $130,732); Filing Fees paid to the Exchange and the British Columbia Securities Commission - $41,163 (2003 - $54,924); and Shareholder Relations - $81,277 (2003 – 61,359).  Other items related to general and administrative categories totalled an aggregate amount of $62,933 (2002 - $63,633).  Travel expenses related to visiting the Company’s properties and business contacts in Mexico, to the attendance of trade shows, and general broker and financier meetings.

Year Ended December 31, 2003 Compared to the Year Ended December 31, 2002

Interest income for the year ended December 31, 2003 amounted to $77,468 as compared to $905 in 2002.  Cash on hand during 2002 was low and as a result, interest income was likewise low.  During the first quarter of 2003, the Company was actively pursuing the completion of a Qualifying Transaction and a financing by way of a public offering in Canada.  The acquisition of Lagartos was completed on January 15, 2003 and commencing on this date, the Company has consolidated Lagartos’ financial position and results of operations in its financial statements. The main assets held in Lagartos are its interests in the Juanicipio, Don Fippi and Guigui properties located in Mexico.  Expenses for the year ended December 31, 2003 totalled $915,007, compared to $123,536 in 2002.  The Company was not very active in the first half of 2002.  Increased activity levels combined with the filing of the Company’s Qualifying Transaction and Prospectus in April 2003 caused the Company to incur higher costs in 2003.  In particular, accounting, legal and filing fees were much higher than in prior periods.  Significant expense items in 2003 were Accounting and Audit - $142,437 (2002 - $24,849); Legal - $108,517 (2002 - $58,849); Travel - $130,732 (2002 - nil); Filing Fees paid to the Exchange and the British Columbia Securities Commission - $54,924 (2002 - $29,166); Management and Consulting fees - $259,220 (2002 - nil) and Shareholder Relations - $61,359 (2002 - nil).  Other items related to general and administrative categories totalled an aggregate amount of $157,818 (2002 - $10,672).  Of the $259,220 incurred for Management and Consulting fees during 2003, $97,325 (2002 – nil) was paid to the Company’s President.  His duties include the management of corporate affairs, legal matters, property acquisitions, fundraising and financing, shareholder relations, and administrative and filing responsibilities.  A further $1,362 (2002 – nil) was paid to a director for consulting services.  The balance of $160,533 was paid to arm’s length consultants for services related to legal contract completions, project management, corporate administration and geological services. The legal fees incurred during the year related primarily to the completion of the Company’s Qualifying Transaction and Prospectus and the travel expenses primarily related to visiting the Company’s properties in Mexico.

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

On July 16, 2003, the Company acquired 100% of the issued and outstanding shares of Lexington Capital Group Inc. whose main asset is its indirect interest in the Juanicipio 1 claim that encompasses the Juanicipio Property.  Under the terms of the acquisition agreement, MAG paid the vendor US $250,000 and issued 200,000 shares of its common stock at a price of $0.90 per share.  By making this acquisition, the Company is now in a position to eliminate the future option payment and work commitments relating to the Juanicipio Property.  (See Item 4. Information on the Company – Description of the Business – The Juanicipio Property).

Critical Accounting Policies

The Company’s accounting policies are set out in Note 2 of the accompanying Consolidated Financial Statements.  There are two policies that, due to the nature of the mining business, are more significant to the financial results of the Company.  These policies relate to the capitalizing of mineral exploration expenditures and the use of estimates.

Under Canadian GAAP, the Company defers all costs relating to the acquisition and exploration of its exploration concessions.  Any revenues received from exploration of these concessions are credited against the costs of the concession.  When commercial production commences on any of the Company’s properties, any previously capitalized costs would be charged to operations using a unit-of-production method.

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

a.

the Company’s work program on a property has significantly changed such that previously-identified resource targets or work programs are no longer being pursued;

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

Under U.S. GAAP, the Company expenses all costs relating to the exploration of its exploration concessions prior to the establishment of proven and probable reserves.  After that point, these costs are capitalized as exploration costs.  When commercial production commences on any of the Company’s properties, any previously capitalized costs would be charged to operations using a unit-of-production method.  Furthermore, effective in 2004, the costs of acquisition of exploration concession rights are considered to have the characteristics of tangible assets as specified in EITF 04-2: “Whether Mineral Rights are Tangible or Intangible Assets.” As a result, under U.S. GAAP, the Company is capitalizing the cost of the exploration concession rights acquired until there is either evidence that they have become impaired, or commercial production is achieved.

The Company’s financial statements are based on the selection and application of significant accounting policies, some of which require management to make estimates and assumptions.  Estimates are based on historical experience and on our future expectations that are believed to be reasonable; the combination of these factors forms the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results are likely to differ from our current estimates and those differences may be material.

Liquidity and Capital Resources

Year Ended December 31, 2004 Compared to the Year Ended December 31, 2003

Cash and cash equivalents at December 31, 2004 amounted to $1,866,360 as compared to $4,795,822 at December 31, 2003.  Cash expenditures during the year ended December 31, 2004 related primarily to exploration on the Company projects in Mexico ($1,976,622; 2003 - $2,052,897), cash acquisition costs ($373,653; 2003 – $202,132), general and administrative expenses ($800,896; 2003 – $915,007) and networking capital expenditures ($369,623; 2003 - $183,164). Funds received during the year were primarily from the issue of equity related to warrant exercises ($480,562; 2003 - $3,068,996), stock option exercises ($50,800; 2003 - $26,000) and interest income ($66,999; 2003 – $77,468).  Accounts payable and accrued liabilities relating to legal fees, finance fees, agency fees and exploration expenditures totalled $61,837 at December 31, 2004 (2003 - $208,018).

During 2003 the Company took steps to acquire 100% of Lexington Capital Group Inc.  Lexington’s sole asset is its indirect interest in the Juanicipio I claim.  In 2003 the Company also acquired 100% of Minera Los Lagartos, S.A. de CV.  The main assets held in Lagartos are its interests in the Juanicipio, Don Fippi and Guigui properties located in Mexico.  As a result of these acquisitions in 2003, the Company effectively acquired 100% of the Juanicipio property and therefore extinguished all of the originally required option payments and work commitments to occur after such acquisition.  (See Item 4. Information on the Company – Description of the Business – The Juanicipio Property)

Subsequent to year-end, on March 17, 2005, the Company and its subsidiary Lagartos entered into an agreement (the “LOI”) with Industrias Peñoles, S.A. de C.V. (“Peñoles”) whereby Peñoles or any of its subsidiaries have acquired an option to earn a 56% interest in the Juanicipio Property in Mexico in consideration for Peñoles: (a) conducting US$5,000,000 (minimum US$750,000) of exploration on the property over the next five years as follows: (i) US$750,000 in year 1; (ii) US$1,000,000 in year 2; (iii) US$1,250,000 in year 3; and (iv) US$2,000,000 in year 4; and (b) Peñoles purchasing US$500,000 of Common Shares of the Company within 30 business days after the LOI becomes effective at a price calculated based on the average closing price of the Company’s Common Shares for the 10 trading days prior to the purchase (which has been done); and (c) Peñoles purchasing US$500,000 of Common Shares of the Company within 30 business days after the first anniversary of the execution of the LOI, taking into account the average closing price of the Company’s Common Shares for the 10 trading days prior to such purchase.  This agreement with Peñoles both provides the Company with additional working capital and funds further exploration and development of the Juanicipio property.

The Company has sufficient free working capital to meet present requirements and execute its business plan.  The Company expects to it will need to raise additional funding by way of the issuance of equity in the next twelve to eighteen months.  However, there is no assurance that additional funding will be available to the Company and the Company may again become dependent upon the efforts and resources of its directors and officers for future working capital.

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

Accounts payable and accrued liabilities relating to legal fees, finance fees, agency fees and exploration concession expenditures totalled $208,018 (2002 - $58,880) at December 31, 2003.

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

Trend Information

Other than the obligations under the Company’s property option agreements set out in Item 4. Information on the Company – Business Overview and Item 5. Operating and Financial Review and Prospects – Tabular Disclosure of Contractual Obligations, there are no identifiable trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Company’s liquidity either increasing or decreasing at present or in the foreseeable future.  The Company will require sufficient capital in the future to meet its acquisition payments and other obligations under property option agreements for those properties it considers worthy to incur continued holding and exploration costs upon.  The need to make such payments is a “Trend” as it is unlikely that all such obligations will be eliminated from the Company’s future business activities.  The Company intends to utilize cash on hand in order to meet its obligations under property option agreements until at least December 31, 2005. It is unlikely that the Company will generate sufficient operating cash flow to meet these ongoing obligations in the foreseeable future. Accordingly, subsequent to December 31, 2005, the Company may need to raise additional capital by issuance of equity.  At this time the Company has no plan or intention to issue any debt in order to raise capital for future requirements.

At the time of filing there is a noted favourable trend with regard to the market for metal commodities and related companies, however, it is the opinion of the Company that its own liquidity will be most affected by the results of its exploration activities.  The discovery of an economic mineral deposit on one of its exploration concessions may have a favourable effect on the Company’s liquidity, and conversely, the failure to find one may have a negative effect.

Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

Payments due by period

Contractual Obligations*	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Sierra de Ramirez Property	US$1,625,000	US$175,000	US$525,000	US$925,000	Nil
Adargas Property	US$1,761,000	US$75,000	US$586,000	US$1,100,000	Nil
Cinco de Mayo Property	US$1,955,138	US$155,138	US$700,000	US$1,100,000	Nil
TOTAL	US$5,341,138	US$405,138	US$1,811,000	US$3,125,000	Nil

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

Recent Accounting Pronouncements

In December 2003, the FASB issued Interpretation No. 46-Revised  (“FIN 46-R”), Consolidation of Variable Interest Entities, an  interpretation of ARB 51 (revised December 2003), which replaces  FIN 46. FIN 46-R incorporates certain modifications of FIN 46  adopted by the FASB subsequent to the issuance of FIN 46,  including modifications to the scope of FIN 46. For all non-special purpose entities (“SPE”) created prior to February 1, 2003, public entities will be required to adopt FIN 46-R at  the end of the first interim or annual reporting period ending  after March 15, 2004. For all entities (regardless of whether the entity is an SPE) that were created subsequent to January 31, 2003, public entities are already required to apply the provisions of FIN 46, and should continue doing so unless they elect to adopt the provisions of FIN 46-R early as of the first interim or annual reporting period ending after December 15, 2003. If they do not elect to adopt FIN 46-R early, public entites would be required to apply FIN 46-R to those post-January 31, 2003 entities as of the end of the first interim or annual reporting period ending after March 15, 2004.  The adoption of this standard had no effect on the financial position or results of operations of the Company.

In March 2004, the EITF reached a consensus, based upon the Committee's deliberations and ratified by the FASB, that mineral interests conveyed by leases should be considered tangible assets. On April 30, 2004, the FASB issued a FASB Staff Position  (“FSP”) amending SFAS No. 141 and SFAS No. 142 to provide that certain mineral use rights are considered tangible assets and that mineral use rights should be accounted for based on their substance. The FSP is effective for the first reporting period beginning after April 29, 2004, with early adoption permitted. The Company does not expect that the adoption of this statement will have a material impact on the Company's financial position or results of operation.

The EITF published Issue No. 04-03, “Mining Assets: Impairment and Business Combinations”. The consensus provided guidance with respect to commodity prices and value attributable to mineral resources other than proven and probable reserves to be used in the conduct of impairment tests and in the allocation of purchase price arising from a business combination. The Company has applied EITF Issue No. 04-03 for impairment tests conducted at December 31, 2004.

During 2004, the Emerging Issues Task Force began deliberations on Issue No. 04-6. In the mining industry, companies may be required to remove overburden and other mine waste materials to access mineral deposits.  The costs of removing overburden and waste materials are often referred to as “stripping costs.”  During the development of a mine (before production begins), it is generally accepted in practice that stripping costs are capitalized as part of the depreciable cost of building, developing, and constructing the mine. Those capitalized costs are typically amortized over the productive life of the mine using the units-of-production method.  A mining company may continue to remove overburden and waste materials, and therefore incur stripping costs, during the production phase of the mine.  Questions have been raised about the appropriate accounting for stripping costs incurred during the production phase, and diversity in practice exists.  In response to these questions, the EITF formed a task force to develop an Abstract to address the questions and clarify the appropriate accounting treatment for stripping costs under US GAAP.  In March 2005, the EITF issued EITF 04-6. The task force reached a consensus that stripping costs incurred during the production phase of a mine are variable costs that should be included in the costs of the inventory produced during the period that striping costs are incurred. EITF is effective for the first reporting period in fiscal years beginning after December 15, 2005, with an early adoption permitted. This EITF will be applied retroactively by restating its prior-period financial statements through retrospective application.

During 2004, EITF Issue No. 03-01, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, was issued and establishes guidance to be used in determining when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. The Company does not expect that the adoption of this statement will have a material impact on the Company's financial position or results of operation.

Differences between Canadian and United States Generally Accepted Accounting Principles

During the year ended December 31, 2004, net loss under Canadian GAAP was $733,897 compared to a net loss of $2,710,519 under US GAAP.  The difference relates principally to the expensing of exploration costs of $1,976,622 under US GAAP which are capitalized as part of deferred exploration costs under Canadian GAAP.

During the year ended December 31, 2003, net loss under Canadian GAAP was $837,539 compared to a net loss of $4,091,436 under US GAAP.  The difference relates to the expensing of exploration costs of $2,052,897 under US GAAP which are capitalized as part of resource property interests under Canadian GAAP, the recording of amortization expense of $601,000 related to exploration concession rights acquired from Lagartos and the recording of compensation of $600,000 relating to shares held in escrow for which the conditions of their release have been satisfied during the period.

During the year ended December 31, 2002, net loss under Canadian GAAP was $122,631 compared to a net loss of $160,433 under US GAAP. The difference relates to the expensing of exploration costs of $37,802 under US GAAP.

There were no differences in the Company’s financial statements between Canadian GAAP and US GAAP for the year ended December 31, 2001.

Under Canadian GAAP, exploration costs are capitalized until such time as management determines that the value of the interests in resource properties are impaired or commercial production of the mineral resource properties commences. Under US GAAP, exploration costs are not capitalized until a feasibility study has been completed indicating the presence of economically mineable reserves.

Under US GAAP, the satisfaction of conditions for the release of escrow shares is compensatory in nature.  Under Canadian GAAP, the Company’s shares issued with escrow restrictions are recorded at their issue price and are not revalued upon their release from escrow.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table sets forth all of our current directors and executive officers, with each position and office held by them.  Each director’s term of office expires at the next annual general meeting of shareholders.

All of our directors and senior management own, as a group, 3,170,502 shares or 11.33% of all of the outstanding shares as at May 31, 2005.

Name, Age and Position Held and Place of Residence	Director since	Principal Occupation During the Past Five Years
Daniel T. MacInnis, 53 Director, President and Chief Executive Officer British Columbia, Canada	February 1, 2005

February 2005, President of the Company; October 2003 to February 2005, VP Exploration, Sargold Resources Corp. Sardinia, Italy; from 1999 to October 2003, Mr. MacInnis ran D. MacInnis Exploration and Consulting in Reno, Nevada.

George S. Young, 53 Director Colorado, USA	March 31, 2003

April 2003 to February 2005, President of the Company; Attorney with Pruitt Gushee & Bachtell from March 1998 to November 2002; previously Chief Executive Officer of Oro Belle Resources Corporation from September 1996 to March 1998

David G.S. Pearce, 49 Secretary, Director and Audit Committee Member British Columbia, Canada	June 11, 1999

1999 to April 2003, President of the Company; 1999 to present, director of the Company; June 1995 to present, President of Function Gate Hardware Ltd. and Function Gate Holdings Ltd.; 1992 to present, President of Mega Capital Corp.; 1992 to present, director of Kruger Capital Corp.; 1990 to present, President of Palmer Beach Properties

Eric H. Carlson, 46 Director and Audit Committee Member British Columbia, Canada	June 11, 1999

1999 to present, a director of the Company; July 1994 to present, President and Chief Executive Officer, Anthem Properties (1993) Ltd.; July 1994 to present, President and Chief Executive Officer, Anthem Properties Corp.; 1992 to present, President of Kruger Capital Corp.

R. Michael Jones, 41 Director and Audit Committee Member British Columbia, Canada	March 31, 2003	President of Platinum Group Metals Ltd. from February 2000 to present; previously Vice President of Corporate Development for Aber Resources Ltd. from September 1997 to September 1999.
Frank Hallam, 44 Chief Financial Officer British Columbia, Canada	N/A

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

Daniel T. MacInnis (Age 53)

Mr. MacInnis is currently the Company’s President and CEO. Mr. MacInnis is a registered professional geoscientist (P.Geo.) with almost thirty years of global experience in the exploration industry.  Working within the Noranda/Hemlo and Battle Mountain Gold organizations he held a number of senior management positions in Saudi Arabia, Ireland, Canada and the United States. This included Director of Exploration for North and Central America for Battle Mountain Gold. Most recently he was Vice President of Exploration for Sargold Resources Corporation in Italy. Mr. MacInnis has extensive global experience in property acquisitions and joint venture negotiations and exploration. A number of significant mineral discoveries have been made under the guidance of Mr. MacInnis. Discoveries include gold and base metal deposits in the US, Canada, Ireland and Mexico. Mr. MacInnis is a graduate of Saint Francis Xavier University with a BSc. in Geology.

George S. Young (Age 53)

Mr. Young is currently a director of the Company and was the Company’s former President and Chief Executive Officer.  Mr. Young is an attorney and engineer by profession, formerly practicing law with the firm of Pruitt Gushee & Bachtell in Salt Lake City, Utah.  He also holds a B.Sc. in Metallurgical Engineering and a J.D. degree from the University of Utah and began his career at Kennecott Copper Corporation involved in the construction and start-up of a new copper smelter and later as general counsel and in management of major mining corporations and utilities.  Previous positions include the President, CEO and Director of Oro Belle Resources Corporation and General Counsel for Bond International Gold, Inc. Mr. Young is also currently a director of Bell Coast Capital Corp., an exploration company with properties in Mongolia, is a director and president of Palladon Ventures Ltd., an exploration company with properties in Southern Argentina and is a director and officer of Fellows Energy Limited.

Mr. Young will devote approximately 10% of his time towards the Company’s affairs. He has not entered into a non-competition or non-disclosure agreement with the Company.

David G.S. Pearce (Age 49)

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

Mr. Pearce devotes approximately 10% of his time towards the Company’s affairs. He has not entered into a non-competition or non-disclosure agreement with the Company.

Eric H. Carlson (Age 46)

Mr. Carlson has over 17 years of real estate investment, development, and management experience. Mr. Carlson has been President and Chief Executive Officer of Anthem Properties Corp. (“Anthem”) since July 1994.  Anthem is an investment group that specializes in the acquisition and management of Class B retail, multi-family residential and office properties in high growth markets in Canada and the United States.  Mr. Carlson has also been President and a director of Kruger Capital Corp. since December 1992.  Mr. Carlson is a Chartered Accountant and holds a Bachelor of Commerce degree from the University of British Columbia.

Mr. Carlson devotes approximately 10% of his time towards the Company’s affairs. He has not entered into a non-competition or non-disclosure agreement with the Company.

R. Michael Jones (Age 41)

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

Mr. Jones devotes approximately 20% of his time towards the Company’s affairs. He has not entered into a non-competition or non-disclosure agreement with the Company.

Frank R. Hallam (Age 44)

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

Mr. Hallam devotes approximately 20% of his time towards the Company’s affairs. He has not entered into a non-competition or non-disclosure agreement with the Company.

Compensation

The directors of the Company do not receive any cash compensation for services rendered in their capacity as directors of the Company.  Certain information about payments to particular officers and directors is set out in the following table:

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year Ended	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/ SARs(1) Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP(2) Payouts ($)	All Other Compen-sation ($)
George S. Young(5) Former President and CEO	2004 2003 2002 2001 2000	$93,870 $90,325 Nil Nil Nil	Nil $7,000 Nil Nil Nil	Nil Nil Nil Nil Nil	Nil 225,000 (3) Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil
David G.S. Pearce Secretary and Director; Former President and CEO	2004 2003 2002 2001 2000	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil 125,000 (4) Nil Nil Nil)	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil
Eric H. Carlson Director; former CFO	2004 2003 2002 2001 2000	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil 125,000(4) Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil
R. Michael Jones Director	2004 2003 2002 2001 2000	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil $1,362 Nil Nil Nil	Nil 225,000(3) Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil

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

(4)

Of these options, 75,000 are exercisable at a price of $0.50 each until April 15, 2008 and 50,000 are exercisable at a price of $0.70 each until May 12, 2008.

(5)

Mr. Young was appointed the Company's President and CEO on April 15, 2003 and resigned such offices on February 1, 2005 but remains a Director of the Company. Daniel MacInnis became the President and CEO of the Company on February 1, 2005.

Dan MacInnis currently receives $10,900 per month for services rendered in his capacity as the President of the Company.

George Young received US$6,000 per month for services rendered in his capacity as the President of the Company to December 31, 2004.

Pension Plans

We do not provide pension, retirement or similar benefits for directors, senior management or employees.

Board Practices

The current directors were elected to their positions at the annual meeting of shareholders held on June 15, 2005.  Each of the directors continues to serve until the next meeting of shareholders unless his office is vacated earlier in accordance with the Articles of the Company or the provisions of the Business Corporations Act (British Columbia).  Our directors are appointed annually at the annual general meeting of shareholders.  Our officers are appointed by the board and serve at the board's pleasure. We have not entered into service contracts with any of our directors.  We have not formed a compensation committee.  The Audit Committee, comprised of David Pearce, Eric Carlson and R. Michael Jones, meets once per quarter. The audit committee also meets periodically with management and the independent auditors to review financial reporting and control matters. It is responsible for reviewing with the independent auditor all financial statements of the Company to be submitted to an annual general meeting of our shareholders, prior to their consideration by the Board of Directors.

Employees

As of May 31, 2005, we had a total of one (1) full-time and one (1) part-time employees/contract employees/consultants located in the Vancouver office. None of the employees are unionized.

Share Ownership

Name and Title	Share Ownership (1)	% Share Ownership
Daniel T. MacInnis Director, President and Chief Executive Officer	270,000	0.97%
George S. Young Director, former President and Chief Executive Officer	650,000	2.32%
David G.S. Pearce Director, Secretary and Audit Committee Member	687,200	2.46%
Eric H. Carlson Director and Audit Committee Member	976,800	3.49%
R. Michael Jones Director and Audit Committee Member	411,502	1.47%
Frank Hallam Chief Financial Officer	175,000	0.63%
All Directors and Senior Management as a group	3,170,502	11.33%

Notes:
(1)

As of May 31, 2005, including options described in the table below.

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

The following options of the Company are presently outstanding:

Name	Position with the Company	Number of Common Shares under Option	Exercise Price	Expiry Date
Daniel T. MacInnis	Director, President and Chief Executive Officer	250,000	$1.06	Feb 1/10
George S. Young	Director	75,000 175,000 50,000 300,000	$1.06 $0.50 $0.70	Jan 21/10 April 22/08 May 12/08
David G.S. Pearce	Director, Secretary and Audit Committee Member	75,000 75,000 50,000 200,000	$1.06 $0.50 $0.70	Jan 12/10 April 22/08 May 12/08
Eric H. Carlson	Director and Audit Committee Member	75,000 75,000 50,000 200,000	$1.06 $0.50 $0.70	Jan 12/10 April 22/08 May 12/08
R. Michael Jones	Director	100,000 175,000 50,000 325,000	$1.06 $0.50 $0.70	Jan 21/10 April 22/08 May 12/08
Grace To	Consultant	75,000 75,000 50,000 125,000	$1.06 $0.50 $0.70	Jan 12/10 April 22/08 May 12/08
Frank Hallam	Chief Financial Officer	100,000 75,000 175,000	$1.06 $0.70	Jan 12/10 May 12/08
Marshall House	Consultant	30,000 30,000 60,000	$1.06 $0.70	Jan 12/10 May 12/08

John Foulkes	Consultant	15,000	$1.06	Jan 12/10
Carrie Cojocari	Consultant	15,000	$1.06	Jan 12/10
Peter Megaw	Consultant	50,000	$1.06	Jan 12/10
Gordon Neal	Consultant	100,000	$1.06	Jan 12/10

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth, as at May 31, 2005, certain information with respect to the beneficial ownership of our common shares by each shareholder known by us to be the beneficial owner of more than 5% of our outstanding common shares including the executive officers and directors. Unless otherwise indicated by footnote, we believe that the beneficial owners of the common shares listed below, based on information furnished by such owners, have sole investment and voting power with respect to such common shares, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the United States Securities and Exchange Commission and generally includes voting or investment power with respect to securities. The shareholders below have identical voting rights to the other shareholders.

Title of Class	Identity of Holder	Date	Number of Common Shares	Percentage of Beneficially Owned
Common Shares	The Prudent Bear Fund, Inc.	May 31, 2005	2,000,000	6.7%

United States Shareholders

As of May 31, 2005 we had 16 registered shareholders with addresses in the United States representing 8.92% of the then issued and outstanding shares. In addition, residents of the United States may beneficially own common shares registered in the names of non-residents of the United States.

Related Party Transactions

None of our directors or senior officers, and no associates or affiliates of any of them is or has been materially indebted to us or our subsidiaries at any time. None of our experts or counsel was employed on a contingent basis or owns any shares, which is material to such person.

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

Included in accounts payable at December 31, 2004 is $16,244 payable in respect of management services and expense reimbursement provided to Platinum Group Metals Ltd., a public company of which R. Michael Jones is an officer, director, employee and shareholder, and Frank Hallam is a director.

For the year ended December 31, 2004, George Young, the Company's former President, received $93,870 in compensation for legal and management services, R. Michael Jones received Nil for consulting services, and Frank Hallam received Nil for consulting services.

Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

Financial Statements

Our audited consolidated financial statements which comprises our consolidated balance sheets as at December 31, 2004 and 2003 and the consolidated statements of operations, of shareholders' equity and of cash flows for each of the years in the three year period ended December 31, 2004 and the notes to those statements and the report of independent registered chartered accountants thereon, are included in this Form 20-F.

Significant Changes

There have been no significant changes since December 31, 2004.

ITEM 9. THE OFFER AND LISTING

Markets and Price History

Our common shares have been listed and posted for trading on the TSX Venture Exchange (symbol:  MAG) since April 19, 2000.  Since then, the high-low stock range has been between $0.04 and $2.45.  The closing price of our common shares on May 31, 2005 was $0.85.

The annual high-low ranges for our common shares on the Exchange since 2001 are set out below, as well as the quarterly high-low range for the last two financial years.

Year	High	Low
2004	$2.45	$0.54
2003	$2.65	$0.48
2002	$0.17	$0.04
2001	$0.35	$0.05
2000	$0.70	$0.20
2005	High	Low
1st Quarter	$1.10	$0.88
2004	High	Low
1st Quarter	$2.45	$1.95
2nd Quarter	$2.19	$1.15
3rd Quarter	$1.40	$0.54
4th Quarter	$1.32	$0.95
2003	High	Low
1st Quarter	(1)	(1)
2nd Quarter	$0.77	$0.48
3rd Quarter	$1.75	$0.70
4th Quarter	$2.65	$1.39

(1)

The shares of the Company were halted from trading from August 2002 until April 2003 pending the completion of a Qualifying Transaction.

The monthly high-low ranges for our common shares on the Exchange since November 2004 is set out below.

Month	High	Low
May	$1.05	$0.73
April	$1.29	$0.84
March	$1.09	$0.88
February	$1.07	$0.90
January	$1.10	$1.0
December	$1.16	$0.95

At May 31, 2005, we had 27,974,443 common shares issued and outstanding and held by 32 owners of record.

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

The Articles may be amended by a special resolution of the shareholders approved by not less than 75% of the votes cast and by filing thereafter with Registrar of Companies in the Province of British Columbia. At the Company's annual meeting of shareholders held on June 15, 2005, the Company obtained the approval of its shareholders to new articles (the "New Articles") for the Company. The new Articles will become effective upon certain filings being made by the Company with the Registrar of Companies in the Province of British Columbia, expected to occur within 60 days of filing this Annual Report. Once effective, further revisions to the New Articles may be made by a resolution of the shareholders approved by not less than 66 2/3% of the votes cast and such Articles will be maintained at the registered office of the Company.

As at May 31, 2005 our authorized and issued capital is as follows:

Authorized:

1,000,000,000 common shares without par value

Issued:

27,974,443 common shares, of which 540,005 are held in escrow

At the Company's annual meeting of shareholders held on June 15, 2005, the Company obtained the approval of its shareholders to increase its share capital to an unlimited number of Common Shares without par value and an unlimited number of preferred shares without par value. This alteration of capital will become effective upon certain filings being made by the Company with the Registrar of Companies in the Province of British Columbia, expected to occur within 60 days of filing this Annual Report.

Common Shares

All issued and outstanding Common Shares are fully paid and non-assessable.  Each holder of record of Common Shares is entitled to one vote for each Common Share so held on all matters requiring a vote of shareholders, including the election of directors.  The holders of Common Shares will be entitled to dividends on a pro-rata basis, if, as and when declared by the board of directors.  There are no preferences, conversion rights, pre-emptive rights, subscription rights, or restrictions on transfers attached to the Common Shares.  In the event of our liquidation, dissolution, or winding up, the holders of Common Shares are entitled to participate in our assets available for distribution after satisfaction of the claims of creditors. Provisions as to the creation, modification, amendment or variation of such rights or such provisions are contained in the Business Corporations Act (British Columbia) and the memorandum and articles of the Company do not contain any additional provisions which are more stringent than those contained in the Business Corporations Act (British Columbia). Generally, such variations require a special resolution of the shareholders approved by not less than 75% of the votes cast and by filing thereafter with Registrar of Companies in the Province of British Columbia. Once the New Articles become effective, expected to occur within 60 days of the filing of this Annual Report, such variations will require a resolution of the shareholders approved by not less than 50% of the votes cast.

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

A director's term of office expires immediately prior to the next annual general meeting.  In general, a director who is, in any way, directly interested in an existing or proposed contract or transaction with us, whereby a duty or interest might be created to conflict with his duty or interest as a director, shall declare the nature and extent of his interest in such contract or transaction or the conflict or potential conflict with his duty and interest as a director.  Generally, such director shall not vote in respect of any such contract or transaction and if he shall do so, his vote shall not be counted, but he shall be counted in the quorum present at the meeting at which such vote is taken.  However, notwithstanding the foregoing, directors shall have the right to vote on determining the remuneration of the directors.

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

2.

Lagartos Agreement dated August 8, 2002 among the Company, Cesar Augusto Porfirio Padilla Lara, Dr. Peter Megaw and Dr. Carl Kuehn and stock purchase agreements dated January 15, 2003 between the Company and each of Cesar Augusto Porfirio Padilla Lara, Dr. Peter Megaw and Dr. Carl Kuehn. See Item 4. Information on the Company - History and Development of the Company - The Qualifying Transaction.

3.

Juanicipio Agreement dated July 18, 2002 as amended December 19, 2002 between Lagartos and Sutti.  See Item 4. Information on the Company - Business Overview - The Juanicipio Property.

4.

Don Fippi Agreement dated November 18, 2002 as amended April 20, 2005 among the Company, Lagartos and Bugambilias.  See Item 4. Information on the Company - Business Overview - The Don Fippi Property.

5.

Guigui Agreement dated November 18, 2002 as amended April 20, 2005 among the Company, Lagartos and Coralillo.  See Item 4. Information on the Company - Business Overview - The Guigui Property.

6.

Stock Purchase Agreement dated May 29, 2003 with Strategic Investments Resources Ltd.  See Item 4. Information on the Company - Business Overview - The Juanicipio Property.

7.

Escrow Agreement dated November 9, 1999 among certain shareholders and Pacific Corporate Trust Company.  See Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions.

8.

Escrow Agreement dated April 8, 2003 among certain shareholders and Pacific Corporate Trust Company.  See Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions.

9.

Incentive Stock Option Agreements dated November 9, 1999 between the Company and each of: Dave Pearce, Eric H. Carlson, Robert C. Thornton.  See Item 6. Directors, Senior Management and Employees - Stock Options.

10.

Stock Options dated April 15, 2003, May 22, 2003 and July 9, 2003 with George Young, R. Michael Jones, David Pearce, Eric Carlson, Gregory Dennie, Frank Hallam, Grace To, Marshall House, John Foulkes and Carrie Cojocari. See Item 6. Directors, Senior Management and Employees - Stock Options.

11.

Stock Options dated January 12, 2005, January 21, 2005 and February 1, 2005 with Frank Hallam, Eric Carlson, David Pearce, Dan MacInnis, Grace To, John Foulkes, Marshall House, Carrie Cojocari, Lori Phillips, Peter Megaw, Gordon Neal, George Young and R. Michael Jones.

12.

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

14.

Sierra de Ramirez Agreement dated December 14, 2003 among the Company, Lagartos and Rio Tinto. See Item 4. Information on the Company - Business Overview - Recently Acquired Properties.

15.

Adargas Agreement dated February 26, 2004 among the Company, Lagartos and Cascabel. See Item 4. Information on the Company - Business Overview - Recently Acquired Properties.

16.

Cinco de Mayo Agreement dated April 5, 2004 among the Company, Lagartos and Cascabel. See Item 4. Information on the Company - Business Overview - Recently Acquired Properties.

17.

Agreement dated March 17, 2005 among the Company, Lagartos and Penoles. See Item 4. Information on the Company - Business Overview - The Juanicipio Property.

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

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless after review, the Director of.   Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada.  An investment in the Common Shares by a non-Canadian other than a "WTO Investor" (as that term is defined by the Investment Act, and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when we were not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire our control and the value of our assets, as determined in accordance with the regulations promulgated under the Investment Act, was $5,000,000 or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of our assets.  An investment in the Common Shares by a WTO Investor, or by a non-Canadian when we were controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire our control and the value of our assets, as determined in accordance with the regulations promulgated under the Investment Act was not less than a specified amount, which for 2000 was any amount in excess of $192 million.  A non-Canadian would acquire our control for the purposes of the Investment Act if the non-Canadian acquired a majority of the Common Shares.  The acquisition of one-third or more, but less than a majority of the Common Shares would be presumed to be an acquisition of our control unless it could be established that, on the acquisition, we were not controlled in fact by the acquirer through the ownership of the Common Shares.

Certain transactions relating to the Common Shares would be exempt from the Investment Act, including: (a) an acquisition of the Common Shares by a person in the ordinary course of that person's business as a trader or dealer in securities; (b) an acquisition of our control in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act; and (c) an acquisition of our control by reason of an amalgamation, merger, consolidation or corporate reorganization following which our ultimate direct or indirect control in fact, through the ownership of the Common Shares, remained unchanged.

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

Generally, our Common Shares will not be "taxable Canadian property" at a particular time provided that such Common Shares are listed on a prescribed stock exchange, the holder does not use or hold, and is not deemed to use or hold, our shares in connection with carrying on a business in Canada and the holder, persons with whom such holder does not deal at arm's length, or the holder and such persons, has not owned (or had under option) 25% or more of the issued shares of any class or series of our capital stock at any time within sixty months preceding the particular time.

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

Material United States Federal Income Tax Consequences

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

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company's outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(30) and 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging Common Shares of the Company to be treated as ordinary income rather than capital gains.

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

Dividend and Paying Agents

Not Applicable.

Statement by Experts

Not Applicable.

Documents on Display

Documents concerning the Company which are referred to in this document may be inspected at the offices of MAG Silver Corp., Suite 328, 550 Burrard Street, British Columbia, Canada  V6C 2B5.

Subsidiary Information

A list of subsidiaries of the Company is identified in Item 4 above and in note 9 of the notes to the consolidated financial statements in Item 17.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Not applicable.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS
OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures

As of December 31, 2004, the Company, under the supervision and with the participation of its management, including the Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of the Company's disclosure controls and procedures (as defined in U.S. Exchange Act Rule 13a-14(c)). The Company's management necessarily applied its judgment in assessing such controls and procedures, which by their nature can provide only a reasonable assurance regarding management's control objectives. Based on this evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of such date, the Company's disclosure controls and procedures were effective at the reasonable assurance level for gathering, analyzing and disclosing the information the Company is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC's rules and forms.

Changes in internal control over financial reporting

There has been no change in the Company's internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Company's Board of Directors has determined that the Company has at least one audit committee financial expert serving on its audit committee.  The Company's audit committee financial expert as defined by Item 16A to Form 20-F is Eric H. Carlson, a chartered accountant. Mr. Carlson is not an officer or employee of the Company, and therefore is considered an independent member of the committee.

ITEM 16B. CODE OF ETHICS

The Company has adopted codes of ethics applicable to principal executive officer, principal financial officer, and directors and officers. The codes are included as exhibits to this Report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees for professional services rendered by the independent registered accountants, Deloitte & Touche LLP, for the Company and for the years ending December 31, 2004 and December 31, 2003 totaled $40,759 and $138,630, respectively, as detailed in the following table.  All funds are in Canadian dollars:

	Year ended December 31, 2004	Year ended December 31, 2003
Audit Fees	$40,759	$131,930
Audit Related Fees	$	$-
Tax Fees		$$6,700
All Other Fees	$	$-
TOTAL	$40,759	$138,630

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

PRE-APPROVAL POLICIES AND PROCEDURES

It is within the mandate of the Company's Audit Committee to approve all audit and non-audit related fees. The Audit Committee has pre-approved specifically identified audit and non-audit related services, including tax compliance and review of tax returns, as submitted to the Audit Committee from time to time. The Audit Committee is in the process of developing a pre-approval policy for non-audit related services.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

The following Financial Statements are filed as part of this Annual Report, together with the Reports of the Independent Auditors:

(1)

Report of Independent Registered Chartered Accountants

(2)

Consolidated Balance Sheets as at December 31, 2004 and 2003

(3)

Consolidated Statements of Operations for each of the years in the three year period ended December 31, 2004 and for the cumulative period from April 21, 2000 to December 31, 2003

(4)

Consolidated Statements of Shareholders' Equity for each of the years in the three year period ended December 31, 2004 and for the cumulative period from April 21, 2000 to December 31, 2003

(5)

Consolidated Statements of Cash Flows for each of the years in the three year period ended December 31, 2004 and for the cumulative period from April 21, 2000 to December 31, 2003

(6)

Notes to the Consolidated Financial Statements

Independent Auditors' Report

MAG SILVER CORP.

(An exploration stage company)

Independent Auditors' Report

To the Shareholders of
MAG Silver Corp.
(an exploration stage company)

We have audited the consolidated balance sheets of MAG Silver Corp. (an exploration stage company) as at December 31, 2004 and 2003 and the consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2004 and the cumulative period from April 21, 1999 to December 31, 2004.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the United States Public Company Accounting Oversight Board.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2004 and the cumulative period from April 21, 1999 to December 31, 2004 in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly we express no such opinion.

Chartered Accountants
Vancouver, British Columbia
February 18, 2005

Comment by Independent Auditors on Canada - United States of America Reporting Difference

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements.

Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America, our report to the Shareholders dated February 18, 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company's financial statements, such as the change described in Notes 2 (h) and 2 (k) to the financial statements.  Our report to the shareholders dated February 18, 2005 is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

Chartered Accountants
Vancouver, British Columbia
February 18, 2005

MAG SILVER CORP.
(An exploration stage company)
Consolidated Balance Sheets

	December 31,
	2004	2003
ASSETS

CURRENT
Cash and cash equivalents	$1,866,360	$4,795,822
Accounts receivable	520,776	259,501
Interest receivable	22,194	64,127
Prepaid expenses	12,850	8,750
TOTAL CURRENT ASSETS	2,422,180	5,128,200
MINERAL RIGHT ACQUISITION COSTS (Note 7)	3,276,550	1,314,678
DEFERRED EXPLORATION COSTS (Note 7)	4,034,164	2,057,542
FIXED ASSETS AND LEASEHOLDS (Note 3)	41,403	34,374
TOTAL ASSETS	$9,774,297	$8,534,794

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$61,837	$208,018
TOTAL LIABILITIES	61,837	208,018

SHAREHOLDERS' EQUITY

Share capital (Note 4)
Authorized - 1,000,000,000 common shares,
without par value
Issued and outstanding at December 31, 2004
- 25,829,538 common shares (December 31, 2003 -
23,093,995)	11,615,098	9,504,984
Common shares allotted - not issued (9,191 common
shares) (Note 7 (d) and Note 11 (b))	9,467	-
Contributed surplus (Note 4 (b))	323,436	75,308
Deficit	(2,235,541)	(1,253,516)
TOTAL SHAREHOLDERS' EQUITY	9,712,460	8,326,776
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$9,774,297	$8,534,794

CONTINUING OPERATIONS (Note 1)

ON BEHALF OF THE BOARD

__"Dan MacInnis"_____________________

_"Frank Hallam"____________________

      Director

    Chief Financial Officer

MAG SILVER CORP.
(An exploration stage company)
Consolidated Statements of Operations

Cumulative
amount from
April 21,
Year ended		Year ended	Year ended	1999 to
December 31,		December 31,	December 31,	December 31,
2004		2003	2002	2004

EXPENSES
Accounting and audit	$126,837	$142,437	$24,849	$318,123
Amortization	11,563	1,861	-	13,424
Bank charges and interest	3,021	16,285	-	19,306
Filing and transfer agent fees	41,163	54,924	29,166	136,332
Foreign exchange	48,349	45,487	-	93,836
Legal	71,493	108,517	58,849	265,145
Management and consulting fees	173,444	259,220	-	432,664
Shareholder relations	81,277	61,359	-	142,636
Telephone and office	190,910	94,185	7,010	295,345
Travel	52,839	130,732	-	183,571
Write-off of advances	-	-	3,662	252,420
Write-off of computer software	-	-	-	2,673
	800,896	915,007	123,536	2,155,475
LOSS BEFORE THE FOLLOWING	(800,896)	(915,007)	(123,536)	(2,155,475)
INTEREST INCOME	66,999	77,468	905	168,062
LOSS FOR THE PERIOD	$(733,897)	$(837,539)	$(122,631)	$(1,987,413)

BASIC AND DILUTED
LOSS PER SHARE	$(0.03)	$(0.06)	$(0.08)

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING	24,578,037	14,455,369	1,500,000

MAG SILVER CORP.
(An exploration stage company)
Consolidated Statements of Shareholders' Equity

							Deficit
							accumulated
	Common shares		Shares	Special			during the	Total
	without par value		allotted but	warrants		Contributed	exploration	shareholders'
	Shares	Amount	not issued	Shares	Amount	Surplus	stage	equity

Issued for cash	1,500,000	$150,000	$-	-	$-	$-	$-	$150,000
Net loss	-	-	-	-	-	-	(4,279)	(4,279)
Balance, October 31, 1999	1,500,000	150,000	-	-	-	-	(4,279)	145,721
Net loss	-	-	-	-	-	-	(3,787)	(3,787)
Balance, December 31, 1999	1,500,000	150,000	-	-	-	-	(8,066)	141,934
Issued for cash	1,500,000	240,222	-	-	-	-	-	240,222
Net loss	-	-	-	-	-	-	(5,641)	(5,641)
Balance, December 31, 2000	3,000,000	390,222	-	-	-	-	(13,707)	376,515
Net loss	-	-	-	-	-	-	(279,639)	(279,639)
Balance, December 31, 2001	3,000,000	390,222	-	-	-	-	(293,346)	96,876
Issued for cash			-	2,400,000	375,000	-	-	375,000
Net loss	-	-	-	-	-	-	(122,631)	(122,631)
Balance, December 31, 2002	3,000,000	390,222	-	2,400,000	375,000	-	(415,977)	349,245
Issued for cash (Note 4 (a))	11,500,000	5,109,766	-	-	-	-	-	5,109,766
Conversion of special warrants	2,400,000	375,000	-	(2,400,000)	(375,000)	-	-	-
Agent's administration
shares (Note 4 (a))	10,000	5,000	-	-	-	-	-	5,000
Finders' fee shares (Note 9)	500,000	250,000	-	-	-	-	-	250,000
Issued to obtain mineral property
option rights	200,000	100,000	-	-	-	-	-	100,000
Issued on acquisition of
Lexington (Note 9)	200,000	180,000	-	-	-	-	-	180,000
Warrants exercised	5,183,995	3,068,996	-	-	-	-	-	3,068,996
Stock options exercised	100,000	26,000	-	-	-	-	-	26,000
Stock options granted to
consultants	-	-	-	-	-	75,308	-	75,308
Net loss	-	-	-	-	-	-	(837,539)	(837,539)
Balance, December 31, 2003	23,093,995	9,504,984	-	-	-	75,308	(1,253,516)	8,326,776
Cumulative effect of change in
accounting policy (Note 2 (h))	-	-	-	-	-	248,128	(248,128)	-
Issued to obtain mineral property
option rights	1,358,793	1,578,752	-	-	-	-	-	1,578,752
Warrants exercised	1,236,750	480,562	-	-	-	-	-	480,562
Stock options exercised	140,000	50,800	-	-	-	-	-	50,800
Shares allotted to acquire mineral
property option rights	-	-	9,467	-	-	-	-	9,467
Net loss	-	-	-	-	-	-	(733,897)	(733,897)
Balance, December 31, 2004	25,829,538	$11,615,098	$9,467	-	$-	$323,436	$(2,235,541)	$9,712,460

MAG SILVER CORP.
(An exploration stage company)
Consolidated Statements of Cash Flows

				Cumulative
				amount from
				April 21,
	Year ended	Year ended	Year ended	1999 to
	December 31,	December 31,	December 31,	December 31,
	2004	2003	2002	2004
OPERATING ACTIVITIES
Loss for the period	$(733,897)	$(837,539)	$(122,631)	$(1,987,413)
Items not involving cash:
Write-off of computer software	-	-	-	2,673
Write-off of investment	-	-	3,662	252,420
Amortization	11,563	1,861	-	13,424
Non-cash compensation expense	-	75,308	-	75,308

Changes in operating assets and liabilities
Accounts receivable	(261,275)	(259,425)	(76)	(520,776)
Interest receivable	41,933	(64,127)	-	(22,194)
Prepaid expenses	(4,100)	(8,750)	-	(12,850)
Accounts payable and accrued liabilities	(146,181)	149,138	44,852	61,837
	(1,091,957)	(943,534)	(74,193)	(2,137,571)

INVESTING ACTIVITIES
Advances to Advance Disc Manufacturing Corporation	-	-	16,338	(252,420)
Purchase of equipment and leasehold improvements	(18,592)	(32,653)	(3,582)	(57,500)
Advances to Minera Los Lagartos, S.A. de C.V.	-	-	(113,139)	(113,139)
Acquisition of Minera Los Lagartos, S.A. de C.V.
(Note 9)	-	(7,500)	-	(7,500)
Acquisition of Lexington Capital Group Inc. (Note 9)	-	(350,000)	-	(350,000)
Mineral rights	(373,653)	(202,132)	(78,750)	(654,535)
Deferred exploration costs	(1,976,622)	(2,052,897)	(37,802)	(4,067,321)
	(2,368,867)	(2,645,182)	(216,935)	(5,502,415)

FINANCING ACTIVITIES
Issue of share capital	531,362	8,217,262	-	9,131,346
Issue of special warrants	-	-	375,000	375,000
Deferred financing costs	-	-	(7,500)	-
	531,362	8,217,262	367,500	9,506,346
(DECREASE) INCREASE IN CASH	(2,929,462)	4,628,546	76,372	1,866,360
CASH AND EQUIVALENTS, BEGINNING OF PERIOD	4,795,822	167,276	90,904	-
CASH AND EQUIVALENTS, END OF PERIOD
(Note 2 (d))	$1,866,360	$4,795,822	$167,276	$1,866,360

Interest paid	$-	$12,500	$-	$12,500

Non-cash investing and financing activities:
Issue of shares in connection with acquisition of Minera
Los Lagartos, S.A. de C.V. (Note 9)	$-	$250,000	$-	$250,000
Issue of shares in exchange for mineral property
option rights	$1,578,752	$100,000	$-	$1,678,752
Issue of shares in connection with acquisition of
Lexington Capital Group Inc. (Note 9)	$-	$180,000	$-	$180,000

MAG SILVER CORP.

(An exploration stage company)

Year ended December 31, 2004, 2003 and 2002 and cumulative
   from April 21, 1999 to December 31, 2004

1.

CONTINUING OPERATIONS

The Company was incorporated under the Company Act (British Columbia) on April 21, 1999 and its shares were listed on the TSX Venture Exchange on April 21, 2000.

The Company is an exploration company conducting work on mineral properties it has staked or acquired by way of option agreement principally in Mexico. The Company has not yet determined whether the properties on which it is conducting exploration contain any ore reserves that are economically recoverable. The Company defers all acquisition, exploration and development costs related to the properties on which it is conducting exploration. The recoverability of these amounts is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of the interests, and future profitable production, or alternatively, upon the Company's ability to dispose of its interests on a profitable basis.

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

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and include the following significant policies outlined below. These policies conform, in all material respects, with accounting principles generally accepted in the United States of America ("US GAAP"), except as described in Note 12.

(a)

Principles of consolidation

On January 15, 2003, the Company completed its acquisition of Minera Los Lagartos, SA de CV and on July 16, 2003, its acquisition of Lexington Capital Corp. (Note 9 (b)). The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated on consolidation.

MAG SILVER CORP.

(An exploration stage company)

Year ended December 31, 2004, 2003 and 2002 and cumulative
   from April 21, 1999 to December 31, 2004

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reported period. Actual results may differ from those estimated.

(c)

Financial instruments

The carrying values of cash and cash equivalents, accounts receivable, interest receivable and accounts payable and accrued liabilities reflected in the balance sheet approximate their respective fair values.

Price risk is the risk that the value of the Company's financial instruments will vary from fluctuations in foreign exchange rates and the degree of volatility of these rates.  Certain of the Company's accounts receivable and accounts payable and accrued liabilities are denominated in Mexican pesos.  The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign exchange rates.

(d)

Cash and cash equivalents

Cash and cash equivalents consist of cash and short-term money market instruments which are readily convertible to cash and have original maturities of 90 days or less.

Details of cash and cash equivalents are as follows:

2004		2003	2002

Cash	$ 66,360	$ 495,822	$ 167,276
Short-term deposits	1,800,000	4,300,000	-
	$ 1,866,360	$ 4,795,822	$ 167,276

(e)

Mineral rights and deferred exploration costs

The Company is in the exploration stage with respect to its mining activity and accordingly follows the practice of capitalizing all costs relating to the acquisition, exploration and development of the interests and crediting all revenues received against the cost of the related interests. At such time as commercial production commences, these costs will be charged to operations on a units-of-production method based on proven and probable reserves. The aggregate costs related to abandoned interests are charged to operations at the time of any abandonment.

MAG SILVER CORP.

(An exploration stage company)

Year ended December 31, 2004, 2003 and 2002 and cumulative
   from April 21, 1999 to December 31, 2004

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)

Mineral rights and deferred exploration costs (continued)

Mineral rights include costs to acquire options to acquire interests in unproven mineral properties.

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

(f)

Fixed assets and leaseholds

Fixed assets are recorded at cost and are amortized on the declining balance basis at the following annual rates:

Computer equipment

30%

Computer software

30%

Office furniture and equipment

20%

The leasehold is depreciated on a straight-line basis to amortize the costs over the three year term.

MAG SILVER CORP.

(An exploration stage company)

Year ended December 31, 2004, 2003 and 2002 and cumulative
   from April 21, 1999 to December 31, 2004

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g)

Income taxes

Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values.  Future tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized.  Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

(h)

Stock-based compensation

Effective January 1, 2004, the Company adopted the amended recommendations of the CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments.  Under the amended standards of this Section, the fair value of all stock-based awards granted are estimated using the Black-Scholes model and are recorded in operations over their vesting periods.  The compensation cost related to stock options granted after January 1, 2004 is recorded in operations.

Previously, the Company provided note disclosure of pro forma net earnings and pro forma earnings per share as if the fair value based method had been used to account for share purchase options granted to employees, directors and officers after January 1, 2002.  The amended recommendations have been applied retroactively from January 1, 2002 without restatement of prior periods.  As a result, as of January 1, 2004, the deficit was increased by $248,128, and contributed surplus was increased by $248,128.

The total compensation expense recognized in the statement of operations for share purchase options granted in 2004 amount to $Nil.  Had the same basis been applied to share purchase options granted in 2003 and 2002, net earnings would have been as follows:

2003		2002

Net loss	$ 837,539	$ 122,631
Additional compensation expense	248,128	-
Pro forma net loss	$ 1,085,667	$ 122,631

Pro forma basic and diluted loss per share	$ (0.07)	$ (0.08)

For the year ended December 31, 2003, stock-based compensation expense was determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company's share price of 63%, an annual risk free interest rate of 3.76% and expected lives of five years.

No stock options were issued in the years ended December 31, 2004 and 2002.

MAG SILVER CORP.

(An exploration stage company)

Year ended December 31, 2004, 2003 and 2002 and cumulative
   from April 21, 1999 to December 31, 2004

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i)

Foreign exchange translation

The accounts of the Company's foreign operations are considered to be integrated with the operations of the Company and are translated into Canadian dollars as follows:

- monetary assets and liabilities at the rate prevailing at the balance sheet date.

- non-monetary assets and liabilities at historical rates.

- income and expenses at the average rate in effect during the year.

The resulting translation adjustment is included as a component of foreign exchange (gain) loss on the statement of operations.

(j)

Earnings (loss) per common share

Basic earnings per share calculations are based on the weighted average number of common shares outstanding, after excluding the shares held in escrow for which the conditions for their release were not satisfied until April 15, 2003 (Note 4 (d)).

The Company uses the treasury stock method for the calculation of diluted earnings per share. Diluted earnings per share are computed using the weighted average number of common and common equivalent shares outstanding during the year. Common equivalent shares consist of the incremental common shares upon the assumed exercise of stock options and warrants, but are excluded from the computation if their effect is anti-dilutive.

(k)

Asset retirement obligations

Effective January 1, 2004, the Company adopted CICA Handbook Section 3110, "Asset Retirement Obligations."  Under this new standard, the present value of future mine closure obligations is determined when the obligation is incurred and recorded as a liability with a corresponding increase in the carrying value of the related mining assets.  The carrying value is amortized over the life of the related mining asset on a units-of-production basis commencing with initial commercialization of the asset.  The liability is accreted to the actual liability on settlement through charges each period in the statement of operations.

The retroactive adoption of this new standard had no material effect on the financial position or results of operations of the Company.

MAG SILVER CORP.

(An exploration stage company)

Year ended December 31, 2004, 2003 and 2002 and cumulative
   from April 21, 1999 to December 31, 2004

3.

FIXED ASSETS AND LEASEHOLDS

	December 31,			December 31,
	2004			2003
		Accumulated	Net Book	Net Book
	Cost	Depreciation	Value	Value
Computer equipment
and software	$ 15,015	$ 4,317	$ 10,698	$ 10,152
Field equipment	24,812	7,857	16,955	24,222
Leasehold improvements	15,000	1,250	13,750	-
	$ 54,827	$ 13,424	$ 41,403	$ 34,374

4.

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

The prospectus issued in respect of the financing also qualified 2,400,000 common shares and non-transferable share purchase warrants to purchase up to 1,950,000 common shares of the Company issuable upon the exercise of special warrants issued by the Company in September and December, 2002, which shares and warrants have now been issued (Note 5). The prospectus also qualified 500,000 finders' fee shares issued in relation to the property acquisitions, of which 200,000 common shares have been issued and 300,000 have been issued in escrow. These shares are to be released from escrow as follows:  10% on completion of the Company's Qualifying Transaction, which took place on April 15, 2003, and the balance to be released in equal tranches of 15% every six months, for a three year period.

MAG SILVER CORP.

(An exploration stage company)

Year ended December 31, 2004, 2003 and 2002 and cumulative
   from April 21, 1999 to December 31, 2004

4.

SHARE CAPITAL (Continued)

(b)

Stock options

The Company has entered into Incentive Stock Option Agreements ("Agreements") with directors, officers and employees.

At the date the Agreements are entered into, the exercise price of each option is set at the fair value of the common shares at the date of grant. The following table summarizes the Company's options:

		Weighted		Weighted
	Year ended	Average	Year ended	Average
	December 31,	Exercise	December 31,	Exercise
	2004	Price	2003	Price
Balance outstanding,
beginning of year	1,170,000	$ 0.52	280,000	$ 0.20
Activity during the year
Options granted	-	-	990,000	0.58
Options exercised	(140,000)	0.36	(100,000)	0.26
Balance outstanding,
end of year	1,030,000	$ 0.54	1,170,000	$ 0.52

The following table summarizes options outstanding and exercisable at December 31, 2004:

Options Outstanding and Exercisable
Range of Exercise Prices	Number Outstanding and Exercisable at December 31, 2004	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price

$ 0.20	100,000	0.30	$ 0.20
0.50	575,000	3.28	0.50
0.70	355,000	3.36	0.70
	1,030,000	3.15	$ 0.54

During the current year no stock options have been granted. During the year ending December 31, 2003 the Company granted 775,000 stock options to employees and 215,000 stock options to consultants. The Company has recorded $Nil (2003 - $75,308) of compensation expense relating to stock options granted to consultants in the year ended December 31, 2004.

MAG SILVER CORP.

(An exploration stage company)

Year ended December 31, 2004, 2003 and 2002 and cumulative
   from April 21, 1999 to December 31, 2004

4.

SHARE CAPITAL (Continued)

(c)

Share purchase warrants

		Weighted-
	Number	Average
	of Warrants	Exercise Price

Balance at December 31, 2002	-	$ -
Issued on conversion of Special Warrants	1,500,000	0.20
Issued on conversion of Special Warrants	450,000	0.40
Issued in connection with issuance of common
shares	5,750,000	0.75
Issued to agents in connection with issuance
of common shares	1,150,000	0.50
Exercised and converted to common shares	(5,183,995)	0.59
Balance at December 31, 2003	3,666,005	0.63
Exercised and converted to common shares	(1,236,750)	0.39
Balance at December 31, 2004	2,429,255	$ 0.75

(d)

Shares held in escrow

As a result of the completion and approval of the Company's unit offering on April 15, 2003, 1,500,000 of the Company's common shares previously held in escrow are to be released as to one-third on each of April 15, 2004 (released), 2005 and 2006.

MAG SILVER CORP.

(An exploration stage company)

Year ended December 31, 2004, 2003 and 2002 and cumulative
   from April 21, 1999 to December 31, 2004

5.

SPECIAL WARRANTS

During the year ended December 31, 2002, the Company:

(i)

issued 1,500,000 special warrants for $0.10 per special warrant, which were convertible into one common share and one common share purchase warrant until April 3, 2003. Each common share purchase warrant was exercisable into one common share of the Company at $0.20 per share until September 9, 2004.  All of these warrants were exercised prior to expiring; and

(ii)

issued 900,000 special warrants for $0.25 per special warrant, which were convertible into one common share and one-half of one common share purchase warrant until April 3, 2003. Each whole common share purchase warrant is exercisable into one common share of the Company at $0.40 per share until December 20, 2004.  All of these warrants were exercised prior to expiring.

In 2003, each of the special warrants were converted into one common share and one share purchase warrant, with exercise terms as described above.

6.

INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the pre-tax loss due to the following:

	2004	2003	2002

Statutory tax rate	35.60%	37.60%	39.60%
Recovery of income taxes computed at
standard rates	$ 261,267	$ 314,915	$ 48,561
Non-taxable portion of capital loss	-	-	(700)
Non-deductible expenses	(4,116)	(28,316)	-
Lower effective tax rate on loss in
foreign jurisdictions	(1,973)	(1,603)	-
Future tax benefits not recognized in
the period that the loss arose	(255,178)	(284,996)	(47,861)
	$ -	$ -	$ -

MAG SILVER CORP.

(An exploration stage company)

Year ended December 31, 2004, 2003 and 2002 and cumulative
   from April 21, 1999 to December 31, 2004

6.

INCOME TAXES (Continued)

The approximate tax effect of each type of temporary difference that gives rise to the Company's future income tax assets are as follows:

2004		2003

Operating loss carryforwards	$ 625,025	$ 323,750
Capital losses carried forward	44,100	44,100
Less valuation allowance	(669,125)	(367,850)
	$ -	$ -

At December 31, 2004, the Company has non-capital loss carry-forwards of $1,740,000, expiring between 2006 and 2011, available for tax purposes and capital loss carryforwards of $252,000 which are available only to offset future capital gains for tax purposes and may be carried forward indefinitely.

7.

MINERAL RIGHTS AND DEFERRED EXPLORATION COSTS

	Year ended December 31, 2004
					Sierra de		Cinco de
	Juanicipio	Don Fippi	Guigui	Lagartos	Ramirez	Adargas	Mayo	Total
Acquisition costs
of mineral rights
Balance, beginning of year	$894,379	$173,534	$181,812	$21,519	$43,434	$-	$-	$1,314,678
Incurred during year	18,278	627,534	780,469	18,110	127,741	198,613	191,127	1,961,872
Balance, end of year	$912,657	$801,068	$962,281	$39,629	$171,175	$198,613	$191,127	$3,276,550

Deferred exploration costs
Camp costs	$48,262	$55,355	$15,436	$-	$9,887	$13,232	$1,245	$143,417
Drilling	274,172	-	178,499	183,402	-	221,695	-	857,768
Geochemical	2,243	11,472	21,249	9,373	9,897	2,987	284	57,505
Geological	195,829	320,168	67,703	1,686	30,310	30,174	4,099	649,969
Maps, fees and licenses	51,530	22,479	34,889	8,555	4,408	4,958	249	127,068
Travel	24,907	29,347	58	-	1,509	5,185	9,738	70,744
Transport and shipping	216	-	-	-	36	11	-	263
Site administration	33,118	20,460	5,893	-	5,191	5,226	-	69,888
	630,277	459,281	323,727	203,016	61,238	283,468	15,615	1,976,622
Balance, beginning of year	1,145,332	335,793	558,456	17,961	-	-	-	2,057,542
Balance, end of year	$1,775,609	$795,074	$882,183	$220,977	$61,238	$283,468	$15,615	$4,034,164

MAG SILVER CORP.

(An exploration stage company)

Year ended December 31, 2004, 2003 and 2002 and cumulative
   from April 21, 1999 to December 31, 2004

7.

MINERAL RIGHTS AND DEFERRED EXPLORATION COSTS (Continued)

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

As a result of the Company's acquisition of Lexington Capital Group Inc. (Note 9 (b)), this obligation, as well as any future royalty payments, were removed.

(b)

Don Fippi Property

Lagartos has entered into an agreement which gives it the right to explore and acquire a 100% interest in mining concessions located in the Batapilas, Chihuahua district of Mexico. Under the terms of the agreement, Lagartos is obligated to:

i)

make scheduled payments totalling US$550,000 plus applicable value added tax (of which US$100,000 has been paid) by April 21, 2007;

ii)

incur exploration expenditures totalling US$4,000,000 by April 21, 2008; and

iii)

issue an aggregate of 2,100,000 common shares of the Company, of which 662,796 common shares have been issued to December 31, 2004.  Subsequent to year end the Company issued 13,382 additional common shares in connection with this agreement.

(c)

Guigui Property

Lagartos has entered into an agreement which gives it the right to explore and acquire a 100% interest in mining concessions located in the Santa Eulalia, Chihuahua district of Mexico. Under the terms of the agreement, Lagartos is obligated to:

i)

make scheduled payments totalling US$550,000 plus applicable value added tax (of which US$100,000 has been paid) by April 21, 2007;

ii)

incur exploration expenditures totalling US$2,500,000 by April 21, 2007; and

iii)

issue an aggregate of 2,100,000 common shares of the Company, of which 745,997 common shares have been issued to December 31, 2004.

MAG SILVER CORP.

(An exploration stage company)

Year ended December 31, 2004, 2003 and 2002 and cumulative
   from April 21, 1999 to December 31, 2004

7.

MINERAL RIGHTS AND DEFERRED EXPLORATION COSTS (Continued)

(d)

Sierra Ramirez Property

Lagartos has entered into an agreement which gives it the right to explore and acquire a 100% interest in mining concessions located in the Sierra Ramirez district in Durango, Mexico. Under the terms of the agreement, Lagartos is obligated to:

i)

make scheduled payments totalling US$1,505,000 plus applicable value added tax (of which US$105,000 has been paid) by July 26, 2009;

ii)

incur exploration expenditures totalling US$750,000 by July 26, 2009; and

iii)

issue a finder's fee of 25,000 common shares of the Company, of which the Company has, subsequent to year end, issued 9,191 common shares as per the agreement approved by the TSX Venture exchange.

(e)

Lagartos Property

Lagartos has acquired an exploration concession on mining claims on the Fresnillo trend to the northwest and southeast of the Juanicipio property. This exploration concession enables Lagartos to explore the mining claim covered by the concession to December 2009.

(f)

Adargas Property

Lagartos has entered into an agreement, which gives it the right to explore and acquire a 100% interest in the Adargas property (the "Adargas Property"), subject to a 2.5% net smelter returns royalty. Under the terms of the agreement, Lagartos is obligated to:

i)

make scheduled payments totalling US$1,000,000 plus applicable value added tax (of which US$25,000 has been paid) by July 26, 2009;

ii)

issue 75,000 common shares of the Company, (all have been issued); and

iii)

incur exploration expenditures totalling US$1,000,000 by July 26, 2009.

MAG SILVER CORP.

(An exploration stage company)

Year ended December 31, 2004, 2003 and 2002 and cumulative
   from April 21, 1999 to December 31, 2004

7.

MINERAL RIGHTS AND DEFERRED EXPLORATION COSTS (Continued)

(g)

Cinco de Mayo Property

Lagartos has entered into an agreement which gives it the right to explore and acquire a 100% interest in the Cinco de Mayo property (the "Cinco de Mayo Property"), subject to a 2.5% net smelter returns royalty. Under the terms of the agreement, Lagartos is obligated to:

i)

make scheduled payments totalling US$1,000,000 plus applicable value added tax (of which US$25,000 has been paid) by July 26, 2009;

ii)

issue 75,000 common shares of the Company, (all have been issued); and

iii)

incur exploration expenditures totalling US$1,000,000 by July 26, 2009.

8.

RELATED PARTY TRANSACTIONS

For the year ended December 31, 2004 the Company's president received $93,870 in compensation for legal and management services (2003 - $97,325).

During the year ended December 31, 2003, the Company borrowed $150,000 on a short-term loan from a shareholder of the Company. The loan has been fully repaid, as well as $12,500 related to interest.

During 2003, the Company entered into an office rental and services agreement with Platinum Group Metals Ltd. ("PTM"), a company with a common director and common officer. During the year ended December 31, 2004 the Company accrued or paid PTM $147,437 under the common service agreement (2003 - $89,131).

These transactions were incurred in the normal course of business and are measured at the exchange amount which is the consideration established and agreed to by the noted parties.

MAG SILVER CORP.

(An exploration stage company)

Year ended December 31, 2004, 2003 and 2002 and cumulative
   from April 21, 1999 to December 31, 2004

9.

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

The total purchase price of Lagartos and its allocation to the fair value of net assets acquired is as follows:

Cash advanced to Lagartos in respect of option on Juanicipio property
(US$50,000) paid in 2002	$78,750
Cash paid for the 100% interest in the common shares of Lagartos
(US$5,000)	7,500
Finders* fee shares	250,000
Advances to Lagartos prior to acquisition	113,139
$449,389

The fair value of net assets acquired
Mineral rights	$449,389

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

MAG SILVER CORP.

(An exploration stage company)

Year ended December 31, 2004, 2003 and 2002 and cumulative
   from April 21, 1999 to December 31, 2004

9.

ACQUISITIONS (Continued)

(b)

Lexington Capital Group Inc. ("Lexington")

On July 16, 2003, the Company completed the acquisition of Lexington whose main asset is its indirect interest in the Juanicipio I claim that encompasses the Company's Juanicipio Project near Fresnillo, Zacatecas, Mexico. Under the terms of the agreement, MAG paid the vendor US$250,000 (Cdn$350,000) and 200,000 common shares of the Company. This acquisition reduced future required option payments and work commitments described in Note 7 (a). This also eliminated a net smelter return royalty obligation.

The acquisition is accounted for using the purchase method. An allocation of the purchase price is as follows:

Cash	$350,000
200,000 common shares	180,000
$530,000

Fair value of net assets acquired:

Cash	$4,219
Working capital deficiency	(13,196)
Mineral property interests	538,977
$530,000

10.

CONTINGENCIES AND COMMITMENTS

The Company's minimum payments under its office lease agreement which were entered into during the year ended December 31, 2004, is as follows:

2005	$62,333
2006	62,333
2007	46,750
$171,416

MAG SILVER CORP.

(An exploration stage company)

Year ended December 31, 2004, 2003 and 2002 and cumulative
   from April 21, 1999 to December 31, 2004

11.

SUBSEQUENT EVENTS

Subsequent to December 31, 2004, the Company:

(a)

issued 13,382 common shares at $1.03 to the optioner of the Don Fippi property to fulfill its obligation to December 31, 2004, in regards to the option agreement;

(b)

issued 9,191 common shares at $1.03 as a finders fee to the finder of the Sierra Ramirez property as per the agreement approved by the TSX Venture exchange;

(c)

issued a total of  35,000 common shares at $0.75 per share on the exercise of warrants; and

(d)

granted 970,000 stock options at a price of $1.06 to directors, officers, employees and consultants in two different grants.

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from US GAAP.  The material differences between Canadian and US GAAP affecting the Company's financial statements are summarized as follows:

Consolidated Balance Sheets

	December 31,
2004		2003

Total assets under Canadian GAAP	$9,774,297	$8,534,794
Deferred exploration costs (a)	(4,034,164)	(2,057,542)
Amortization of mineral rights (a)	-	(601,000)
Total assets under US GAAP	$5,740,133	$5,876,252

Total liabilities under Canadian and US GAAP	$61,837	$208,018

Shareholders' equity under Canadian GAAP	9,712,460	8,326,776
Deferred exploration costs (a)	(4,034,164)	(2,057,542)
Amortization of mineral rights (a)	-	(601,000)
Shareholders' equity under US GAAP	5,678,296	5,668,234
Total liabilities and shareholders' equity under
US GAAP	$5,740,133	$5,876,252

MAG SILVER CORP.

(An exploration stage company)

Year ended December 31, 2004, 2003 and 2002 and cumulative
   from April 21, 1999 to December 31, 2004

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Consolidated Statement of Operations and Deficit

Cumulative
amount from
April 21,
Year ended		Year ended	Year ended	1999 to
December 31,		December 31,	December 31,	December 31,
2004		2003	2002	2004

Net loss under Canadian GAAP	$(733,897)	$(837,539)	$(122,631)	$(1,987,413)
Deferred exploration costs (a)	(1,976,622)	(2,019,740)	(37,802)	(4,067,321)
Amortization of mineral rights (a)	-	(601,000)	-	(601,000)
Compensation expense (b)	-	(600,000)	-	(600,000)
Net loss under US GAAP	$(2,710,519)	$(4,058,279)	$(160,433)	$(7,255,734)

Basic and diluted loss per share under
US GAAP	$(0.11)	$(0.28)	$(0.11)

Consolidated Statement of Cash Flows

Cumulative
amount from
April 21,
Year ended		Year ended	Year ended	1999 to
December 31,		December 31,	December 31,	December 31,
2004		2003	2002	2004
Operating activities
Operating activities under
Canadian GAAP	$(1,091,957)	$(943,534)	$(74,193)	$(2,137,571)
Deferred exploration costs (a)	(1,976,622)	(2,019,740)	(37,802)	(4,067,321)
Operating activities under US GAAP	$(3,068,579)	$(2,963,274)	$(111,995)	$(6,204,892)

Investing activities
Investing activities under
Canadian GAAP	$2,368,867	$(2,645,182)	$(216,935)	$(5,502,415)
Deferred exploration costs (a)	1,976,622	2,019,740	37,802	4,067,321
Investing activities under US GAAP	$4,345,489	$(625,442)	$(179,133)	$(1,435,094)

Financing activity
Financing activity under
Canadian and US GAAP	$531,362	$8,217,262	$367,500	$9,506,346

MAG SILVER CORP.

(An exploration stage company)

Year ended December 31, 2004, 2003 and 2002 and cumulative
   from April 21, 1999 to December 31, 2004

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

Previously, under US GAAP, the costs of acquisition of mineral property rights were generally classified as intangible assets and were amortized over their useful life which in the case of a mineral right on a property without proven and probable reserves, is the lesser of the period to expiry of the right and the estimated period required to develop or further explore the mineral assets.  Under Canadian GAAP, costs of acquiring mineral rights may be considered as tangible property.  As a result, for US GAAP purposes, the Company had previously amortized the cost of the mining rights acquired in the Lagartos and Lexington transactions on a straight line basis over the period that further exploration was expected to occur on the properties which varied from 15 months to 31 months.  Under US GAAP the Financial Accounting Standards Board has recently concluded that mineral rights have the characteristics of tangible assets and issued EITF 04-02, Whether Mineral Rights are Tangible or Intangible Assets.  The effect of this new standard is that mineral rights would no longer be required to be amortized to the extent they are considered tangible assets until such date as they are commercially exploited.  The Company adopted this standard effective January 1, 2004 on a prospective basis and is therefore no longer amortizing the cost of acquiring mineral property rights.

(b)

Accounting for stock-based compensation

Under Canadian GAAP, the Company's shares issued with escrow restrictions are recorded at their issue price and are not revalued upon their release from escrow.  Under U.S. GAAP, escrow shares which are released upon the Company meeting certain performance criteria are considered to be contingently issuable.  Under US GAAP, the Company would record compensation expense of $Nil (2003 - $600,000) for the shares, which are held in escrow and are to be released as to one-third each year following the completion of the qualifying transaction, which occurred on April 15, 2003, based on the fair value of the shares on the date of satisfaction of the conditions for their release.

For US GAAP purposes the Company accounts for stock based compensation to employees and directors under Accounting Principles Board Opinion No 25, Accounting for Stock Issued to Employees, ("APB No. 25"), using the intrinsic value based method whereby compensation costs is recorded for the excess, if any, of the quoted market price of the Company's shares at the date granted over the exercise price.  As at December 31, 2004, no compensation cost has been recorded for any period under this method.

MAG SILVER CORP.

(An exploration stage company)

Year ended December 31, 2004, 2003 and 2002 and cumulative
   from April 21, 1999 to December 31, 2004

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

Cumulative
amount from
April 21,
	Year ended	Year ended	Year ended	1999 to
	December 31,	December 31,	December 31,	December 31,
	2004	2003	2002	2004

Net loss for the period under
US GAAP	$ (2,710,519)	$ (4,058,279)	$ (160,433)	$ (7,255,734)
Stock based compensation
costs	-	(248,128)	(6,126)	(264,000)
Pro forma net loss	$ (2,710,519)	$ (4,306,407)	$ (166,559)	$ (7,519,734)
Pro forma basic and diluted
loss per share	$ (0.11)	$ (0.30)	$ (0.11)

The additional amounts for pro forma stock-based compensation have been determined using an option pricing model assuming no dividends are to be paid, vesting occurring on the date of the grant, a weighted average volatility of the Company's share price of 63% an annual risk free interest rate of 3.76% and expected lives of five years.

(c)

Accounting for derivative instruments and hedging activities

In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which standardizes the accounting for derivative instruments.  SFAS No. 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999.  The Company does not engage in hedging activities or invest in derivative instruments.  Therefore, adoption of SFAS No. 133 has no significant financial impact.

MAG SILVER CORP.

(An exploration stage company)

Year ended December 31, 2004, 2003 and 2002 and cumulative
   from April 21, 1999 to December 31, 2004

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(d)

Recent accounting pronouncements

In April 2003, SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, was issued.  In general, this statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contract, and for hedging activities under SFAS No. 133.  This statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003.  The Company adopted this standard on July 1, 2003. Adoption of this standard did not have a material impact on the Company's financial position or disclosure.

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

MAG SILVER CORP.

(An exploration stage company)

Year ended December 31, 2004, 2003 and 2002 and cumulative
   from April 21, 1999 to December 31, 2004

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(d)

Recent accounting pronouncements (continued)

In March 2004, the Emerging Issues Task Force issued EITF 04-2, Whether Mineral Rights are Tangible or Intangible Assets ("EITF 04-2").  The Task Force reached a consensus that mineral rights are tangible assets.  In  April 2004, the FASB issued proposed FASB Staff Positions ("FSPs") FAS 141-1 and FAS 142-1, Interaction of FASB Statements No. 141, Business Combinations ("SFAS 141"), and No. 142, Goodwill and Other Intangible Assets ("SFAS 142") , and EITF Issue No. 04-2, Whether Mineral Rights are Tangible or Intangible Assets.  The proposed FSPs amend SFAS 141 and 142 to conform them to the Task Force consensus.  The FSPs are effective for the first reporting period beginning after April 29, 2004.  The Company does not anticipate that the adoption of EITF 04-2 and FSPs 141-1 and 142-1 will have a material impact on the Company's results of operations, financial position or disclosures.

In March 2004, the EITF issued EITF 04-3, Mining Assets:  Impairment and Business Combinations.  EITF 04-3 requires mining companies to consider cash flows related to the economic value of mining assets (including mineral properties and rights) beyond those assets' proven and probable reserves, as well as anticipated market price fluctuations, when assigning value in a business combination in accordance with SFAS 141 and when testing the mining assets for impairment in accordance with SFAS 144.  The consensus is effective for fiscal periods beginning after March 31, 2004.

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

4 (k)	*Indemnity Agreements dated November 9, 1999 between the Company and each of Dave Pearce, Eric H. Carlson, James Speakman and Robert C. Thornton
4 (l)	*Indemnity Agreements dated April 15, 2003 between the Company and each of George Young and R. Michael Jones
4 (m)	***Sierra de Ramirez Agreement dated December 14, 2003 among the Company, Lagartos and Rio Tinto
4(n)	***Adargas Agreement dated February 26, 2004 among the Company, Lagartos and Cascabel
4(o)	***Cinco de Mayo Agreement dated April 5, 2004 among the Company, Lagartos and Cascabel
4(p)	Agreement dated March 17, 2005 among the Company, Lagartos and Penoles
4(q)	***Stock Option Plan
8	*List of Subsidiaries
11 (a)	****Code of Ethics for Chief Executive Officer

11(b)	****Code of ethics for Chief Financial Officer
11(c)	****Code of Ethics for Directors and Officers
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

12.1	Certification of Daniel T. MacInnis, Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Frank Hallam, Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Daniel T. MacInnis, Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Frank Hallam, Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15	Audit Committee Charter

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

**** Indicates an exhibit incorporated by reference from the Registration Statement on Form 20-F previously submitted by the Company on June 30, 2004.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated:

June 28, 2005

MAG Silver Corp.,

a British Columbia Company

"Daniel T. MacInnis"

Daniel T. MacInnis

President and Director

EXHIBIT 12.1

SECTION 302 CERTIFICATION

I, Daniel T. MacInnis, certify that:

1. I have reviewed this annual report on Form 20-F of MAG Silver Corp.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(c) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: June 30, 2005

"Daniel T. MacInnis"

Daniel T. MacInnis

Chief Executive Officer

EXHIBIT 12.1

SECTION 302 CERTIFICATION

I, Frank R. Hallam, certify that:

1. I have reviewed this annual report on Form 20-F of MAG Silver Corp.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(c) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: June 30th, 2005

"Frank R. Hallam"

Frank R. Hallam

Chief Financial Officer

EXHIBIT 13.1

SECTION 906 CERTIFICATION

In connection with the annual report of MAG Silver Corp. (the "Company") on Form 20-F for the fiscal year ending December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Frank R. Hallam, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.  The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.  The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

---/s/ Frank R. Hallam

Name: Frank R. Hallam

Title: Chief Financial Officer

June 30, 2005

A signed original of this written statement required by Rule 13a-14(b) of the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350 has been provided to the Registrant and will be retained by the Registrant and furnished to the Securities and Exchange Commission or its staff upon request.

This certification accompanies the Form 20-F to which it relates, is not deemed filed with the Securities and Exchange Commission and is not to be incorporated by reference into any filing of the Registrant under the Securities Act of 1933 or the Securities Exchange Act of 1934 (whether made before or after the date of the Form 20-F), irrespective of any general incorporation language contained in such filing.

EXHIBIT 13.1

SECTION 906 CERTIFICATION

In connection with the annual report of MAG Silver Corp. (the "Company") on Form 20-F for the fiscal year ending December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Daniel T. MacInnis, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.  The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.  The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

----/s/ Daniel T. MacInnis

Name: Daniel T. MacInnis

Title: Chief Executive Officer

June 30, 2005

A signed original of this written statement required by Rule 13a-14(b) of the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350 has been provided to the Registrant and will be retained by the Registrant and furnished to the Securities and Exchange Commission or its staff upon request.

This certification accompanies the Form 20-F to which it relates, is not deemed filed with the Securities and Exchange Commission and is not to be incorporated by reference into any filing of the Registrant under the Securities Act of 1933 or the Securities Exchange Act of 1934 (whether made before or after the date of the Form 20-F), irrespective of any general incorporation language contained in such filing.

Exhibit 4(p)

LETTER OF INTENT

November __, 2004.

INDUSTRIAS PENOLES, S.A. DE C.V.

Moliere 222 Torre de Oficinas Floor 4

Col. Los Morales Secc. Palmas

11540 Mexico, D.F.

Atn: Ing. Jaime Lomelin Guillen:

MAG SILVER CORPORATION, hereinafter "MAG", and MINERA LOS LAGARTOS, S.A. DE C.V., hereinafter "LAGARTOS" agree with INDUSTRIAS PENOLES, S.A. DE C.V., hereinafter "PENOLES", to formalize the agreements that are indicated as follows:

1)

"MAG" and "LAGARTOS" grant to "PENOLES" or to any of its subsidiaries, the right to explore the mining lot named JUANICIPIO I, title No. 218942, covered by the exploration mining concession located at Zacatecas, Zac., provided that PENOLES carries out the investment in the terms set forth below, entering into an exploration and promise of assignment of rights agreement regarding the mining concession that covers "THE LOT", hereinafter "THE AGREEMENT":

1.1.

During the first year, as of the execution of "THE AGREEMENT", the amount of USD $750,000.00 (SEVEN HUNDRED AND FIFTY THOUSAND DOLLARS, LAWFUL CURRENCY IN THE UNITED STATES OF AMERICA).

1.2.

During the second year, as of the date of execution of "THE AGREEMENT", the amount of USD $1,000,000.00 (ONE MILLION DOLLARS, LAWFUL CURRENCY IN THE UNITED STATES OF AMERICA).

1.3.

During the third year, as of the execution of "THE AGREEMENT", the amount of USD $1,250,000.00 (ONE MILLION TWO HUNDRED AND FIFTY THOUSAND DOLLARS, LAWFUL CURRENCY IN THE UNITED STATES OF AMERICA).

1.4.

During the fourth year, as of the execution of "THE AGREEMENT", the amount of USD $2,000,000.00 (TWO MILLION DOLLARS LAWFUL CURRENCY IN THE UNITED STATES OF AMERICA).

"PENOLES" obliges itself to invest a minimum amount of USD $750,000.00 (SEVEN HUNDRED AND FIFTY THOUSAND

DOLLARS LAWFUL CURRENCY IN THE UNITED STATES OF AMERICA), as indicated in section 1.1) and the rest of the investment shall be optional for "PENOLES", depending on the results obtained from the exploration. Within such investment, a diamond perforation within "THE LOT" of 3,000 meters must be included.

The investment referred to in this section is with the intention of obtaining a quality of pre-feasibility study that complies with the common requirements and rules of the mining industry.

The investment referred to in this section will include all the necessary exploration costs in "THE LOT", including but not limited to: perforation, personnel, trenching, road building, purchase or lease of surface ground, sampling, test work, geochemical and geological sampling, geophysical work, metallurgy work, and sample testing of "THE LOT" and the analysis and planning of the results of such works, among others.

2)

"PENOLES" obliges itself as of the execution of "THE AGREEMENT", to comply with each and all of the obligations established in the Mining Law and its Regulations, in order to maintain in full force the rights derived from the mining concession covering "THE LOT". With respect to the payment of the surface governmental duties, such duties shall be paid directly by "LAGARTOS", and "PENOLES" shall reimburse them. Such reimbursement shall be included within the investment referred to in section 1) above.

At the execution of "THE AGREEMENT", a Technical Committee will be formed, composed by five members, three of which shall be appointed by "PENOLES", and two shall be appointed by "MAG" and/or "LAGARTOS". "Such Technical Committee shall determine on the convenience of carrying out or not certain exploration works, the exploration program design and who will carry them out.

3)

In case that "PENOLES", after having carried out the established minimum investment of USD $750,000.00 (SEVEN HUNDRED AND FIFTY THOUSAND DOLLARS, LAWFUL CURRENCY IN THE UNITED STATES OF AMERICA), does not wishes to continue with the terms agreed in "THE AGREEMENT", may terminate it by delivering, with ten calendar days in advance, the correspondent notice to "LAGARTOS" which is the holder of "THE LOT" and "LAGARTOS" will not have the obligation to reimburse "PENOLES" any amount for the investment made by it.

4)

"MAG" and "LAGARTOS" will have access to all the information obtained by "PENOLES", in connection with the results obtained in the exploration of "THE LOT".

5)

After the investment established in section 1) above has been complied with, a Sociedad Anonima de Capital Variable (the NEW COMAPANY) will be incorporated, and its by-laws will be defined by the parties and will be attached to "THE AGREEMENT", being the 56% of the capital stock subscribed and paid by "PENOLES" or any of its subsidiaries, and the remaining 44% subscribed and paid by "MAG" or "LAGARTOS" or any of their subsidiaries. The by-laws of the NEW COMPANY will set forth that certain kind of resolutions shall require the affirmative vote of at least 60% of its shareholders, when addressing the following matters: i) entering into any loan, lease, purchase or sale agreement regarding any fixed asset of the NEW COMPANY which exceeds from USD $500,000.00 (FIVE HUNDRED THOUSAND DOLLARS, LAWFUL CURRENCY IN THE UNITED STATES OF AMERICA); ii) The sale or pledge of any assets of the NEW COMPANY in order to guarantee any own or third party obligations; iii) The authorization of any expense or investment not included in the approved budget that exceeds the 10% of the NEW COMPANY's total assets, except for those temporary transactions that may be approved by the Shareholders Meeting; iv) The acquisition of assets by Shareholders, by any legal mean, that may result in the control of the NEW COMPANY or of any subsidiary or affiliate; v) Any modification to the attendance or voting quorum requisites established by the By-laws; vi) Approval of exploration budgets; vii) For those resolutions that result in amendments to the Corporate By-laws or in the merger or transformation of the NEW COMPANY, the vote of 75% of the capital stock shall be required. Likewise "LAGARTOS" will assign to such NEW COMPANY, the rights and obligations with respect to the mining concession that covers "THE LOT" at the time of its incorporation or within fifteen calendar days after the incorporation of the NEW COMPANY. The parties agree that the price of such assignment of rights and obligations will be the amount of USD $1,000.00 (ONE THOUSAND DOLLARS, LEGAL CURRENCY IN THE UNITED STATES OF AMERICA) plus the corresponding Value Added Tax.

6)

Since the incorporation of the NEW COMPANY and in order to continue with the exploration and/or exploitation project, "THE PARTIES" will invest the necessary amounts for such, in a pro-rata basis of their shares participation, in the understanding that the participation of the party that does not contribute shall be diluted proportionally, in the understanding that no dilution will take place if the corresponding investments are not previously approved by the Shareholders Meeting of the NEW COMPANY and in the understanding that the dilution process mentioned herein shall be calculated on a basis of an assumed capital stock of USD $9,000,000.00 (NINE MILLION DOLLARS, LAWFUL CURRENCY OF THE UNITED STATES OF AMERICA) and the result will be reflected in the real capital stock percentages of the NEW COMPANY. The total amount to be annually invested shall not be less than USD $1,000,000.00 (ONE MILLION DOLLARS, LAWFUL CURRENCY IN THE UNITED STATES OF AMERICA) to aloud a dilution.

7)

"THE PARTIES" agree to enter into a Shareholders Agreement in which all the terms agreed in the foregoing letter of intent and everything related to the NEW COMPANY will be regulated.

8)

"PENOLES"; obliges itself, as consideration for the right to explore "THE LOT", to purchase shares issued by "MAG", in an amount equal to USD$500,000.00 (FIVE HUNDRED THOUSAND DOLLARS, LEGAL CURRENCY IN THE UNITED STATES OF AMERICA), appraised at the average closing price for the 10 (ten) trading days prior to the purchase, within the 30 (THIRTY) business days following the date of execution of this letter of intent, binding "MAG" itself to inform "PENOLES" the terms in which "MAG's" shares are regulated, if they are listed, and, as the case may be, the regulations that apply to them.

9)

"PENOLES" obliges itself to acquire additional shares issued by "MAG", in the amount of US$500,000.00 (FIVE HUNDRED THOUSAND DOLLARS, LEGAL CURRENCY IN THE UNITED STATES OF AMERICA), provided that, once "THE AGREEMENT" is executed, it wishes to continue with the investment referred to in section 1) above; in other words, once the first year as of the execution of "THE AGREEMENT" has concluded, and within a 30 (THIRTY) business days term following the abovementioned first anniversary, taking into account the closing average selling price of 10 (ten) trading days prior to such purchase.

10)

"THE PARTIES" oblige themselves to treat as confidential any oral or written information to which they have access or is acknowledged by them as a result of the foregoing letter. Likewise, they oblige themselves not to reveal, disclose or transmit it, to keep it in secret and not reproduce, copy or duplicate it without the previous express and written consent of any of the parties, and to adopt the necessary measures in order to keep the confidentiality of such information.

It shall be understood as confidential information: all such information in writing, graphic or contained in documents, electromagnetic media, optical discs, microfilms or other similar instruments, including but not limited to, the technical, engineering, administrative, financial and business information, reports, plans, projections, industrial secrets (all industrial or commercial application information kept by any of "THE PARTIES" as confidential which represents to any of "THE PARTIES" the obtaining or maintaining of a competitive or economic advantage from third parties in the performance of economical activities), formulas, technologies, data and any other information owned by any of "THE PARTIES", results obtained from the agreements set forth in this letter, investigations, as well as the analysis of working documents, compilations, comparisons, studies or other documents containing or reflecting such information.

It shall not be considered as confidential information: (i) the information that is of public knowledge; (ii) the information that one of "THE PARTIES" has to give in compliance with a court or competent authority order; and (iii) such information that any of "THE PARTIES" consent to be communicated to third parties or that becomes publicly known.

"THE PARTIES" oblige themselves to inform to the affected party about any circumstance that may affect the confidentiality of the information, in order that such party may take the measures it considers appropriate.

"THE PARTIES" recognize that breaching what is mentioned in the above paragraphs constitutes an offense in terms of the applicable Mexican Law, being obliged to pay to the affected party the damages and loss profits that such breaching causes, immediately and without a court resolution.

"THE PARTIES" recognize and accept that breaching the provisions set forth in this clause shall be a cause for the rescission of this letter, without any responsibility for the innocent party.

Notwithstanding the abovementioned, "THE PARTIES" agree that any of them may issue any kind of public announcements, provided that the text of any public announcement or statement, including press releases which either of "THE PARTIES" intends to make, becomes available to the other party prior to its publication, being necessary the approval of the other party, which may not be refused without a justified cause and shall be granted within a 15 (fifteen) business days term starting from the date in which the proposed communication's text is received.

11)

In the event of a claim, controversy or dispute in connection with, resulting form, or related with, the validity, interpretation, construction, infringement or execution of this letter of intent, the parties shall make their best efforts in order to solve, as soon as possible, in a friendly and good faith manner, such controversy, and if they fail in doing so within the thirty calendar days following the date in which the claim, controversy or dispute has raised, such claim, controversy or dispute shall be solved by arbitration.

The arbitration shall be solved in accordance with the Conciliation and Arbitration Rules of the International Chamber of Commerce of Paris, by an arbitral committee composed by three arbitrators appointed in accordance with such rules. The arbitration shall be carried out in Mexico City, Federal District, and in the arbitral acts shall be used the Spanish language, and the applicable provisions of the Commerce Code, the Federal Civil Code, the Mining Law and its Regulations, the General Law on Commercial Companies and/or any other applicable legal statute shall be used. The arbitral award shall be given in writing and shall be properly motivated. The arbitral decision will bind the parties and will be final and conclusive.

12)

If during the term in which this letter of intention is in force, any event preventing "THE PARTIES" from carrying out the purpose of this letter takes place, such as strikes, work stops, mutinies, revolutions, riots, earthquakes, fires, third party acts, intervention or confiscation of the properties by any legitimate or actual authority, or by any other cause beyond the domain or control of "THE PARTIES", they agree that the effects of this letter shall be suspended only for the affected acts, and will restart on the date in which such event is over, and the term established in section 14) below will be extended for a term equal to the duration of the interruption.  In any case, the parties oblige themselves to make the reasonable efforts in order to reduce the interruption or to resolve the problems.

The affected party shall give a notice to the other party within a 5 (five) calendar days term staring from the date in which the force majeure event takes place.  If no notice is given within the specified term, the notification shall be effective from the date the notice is given.

Once all the suspension causes are over, the affected party shall give a notice to the other party in order to resume the obligations subject matter of this letter.

If the suspension cause is not overcome within a 30 (thirty) business days term, the parties will agree in such regard.

13)

In the event any of "THE PARTIES" breaches its obligations pursuant to this letter, the affected party, before requesting the rescission of the contract, shall notify the other party in writing, clearly stating or mentioning the circumstances of the beach or failure, being obliged the other party, within a 30 (thirty) business days term starting from the date in which it receives the notice, to cure the breach, comply with the obligation or to prove that no breach has occurred.

14)

This letter will be in force for 4 (four) months, starting from the date in which you sign it in consent and, meanwhile, "THE AGREEMENT" and the SHAREHOLDERS AGREEMENT will also be executed.

If this letter of intent is acceptable for you, please be so kind to sign it, and send one counterpart of this letter of intent back to my attention in order to prepare "THE AGREEMENT" and the SHAREHOLDERS AGREEMENT.

Sincerely.	I agree.
MAG SILVER CORPORATION MINERA LOS LAGARTOS, S.A. DE C.V.	INDUSTRIAS PENOLES, S.A. DE C.V.
George S. Young President and Executive Director	Mr. Jaime Lomelin Guillen General Director

Exhibit 15

AUDIT COMMITTEE CHARTER OF MAG SILVER CORPORATION

The following is the text of the current Charter for the Audit Committee as adopted by the Board. Such Charter may be amended by the Board in the future in light of evolving corporate governance standards.

Overall Purpose / Objectives

The Audit Committee will assist the board of directors (the "Board") in fulfilling its responsibilities.  The Audit Committee will review the financial reporting process, the system of internal control and management of financial risks, the audit process, and the Company's process for monitoring compliance with laws and regulations and its own code of business conduct.  In performing its duties, the committee will maintain effective working relationships with the Board of Directors, management, and the external auditors and monitor the independence of those auditors. To perform his or her role effectively, each committee member will obtain an understanding of the responsibilities of committee membership as well as the Company's business, operations and risks.

Authority

The Board authorizes the audit committee, within the scope of its responsibilities, to seek any information it requires from any employee and from external parties, to obtain outside legal or professional advice and to ensure the attendance of Company officers at meetings as appropriate.

Organization

Membership

The Audit Committee will be comprised of at least three members, a majority of which are not officers or employees of the Company, at least one of whom will have accounting or related financial management expertise

The chairman of the Audit Committee will be nominated by the committee from time to time.

A quorum for any meeting will be two members.

The secretary of the Audit Committee will be the Secretary of the Company, or other such person as may be nominated by the Chairman of, and approved by, the Audit Committee.

Attendance at Meetings

The Audit Committee may invite such other persons (e.g. the President or Chief Financial Officer) to its meetings, as it deems appropriate.

Meetings shall be held not less than four times a year. Special meetings shall be convened as required.  External auditors may convene a meeting of the Audit Committee if they consider that it is necessary.

The proceedings of all meetings will be minuted.

MAG Silver Corporation

Audit Committee Charter

Roles and Responsibilities

The Audit Committee will:

-

Gain an understanding of whether internal control recommendations made by external auditors have been implemented by management.

-

Gain an understanding of the current areas of greatest financial risk and whether management is managing these effectively.

-

Review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the financial statements.

-

Review any legal matters which could significantly impact the financial statements as reported on by the Company's counsel and meet with outside independent counsel whenever deemed appropriate.

-

Review the annual and quarterly financial statements, including Management's Discussion and Analysis with respect thereto, and all annual and interim earnings press releases, prior to public dissemination, including any certification, report, opinion or review rendered by the external auditors and determine whether they are complete and consistent with the information known to committee members; determine that the auditors are satisfied that the financial statements have been prepared in accordance with generally accepted accounting principles.

-

Pay particular attention to complex and/or unusual transactions such as those involving derivative instruments and consider the adequacy of disclosure thereof.

-

Focus on judgmental areas, for example those involving valuation of assets and liabilities and other commitments and contingencies.

-

Review audit issues related to the Company's material associated and affiliated companies that may have a significant impact on the Company's equity investment.

-

Meet with management and the external auditors to review the annual financial statements and the results of the audit.

-

Evaluate the fairness of the interim financial statements and related disclosures including the associated Management's Discussion and Analysis, and obtain explanations from management on whether:

(a)

actual financial results for the interim period varied significantly from budgeted or projected results;

(b)

generally accepted accounting principles have been consistently applied;

(c)

there are any actual or proposed changes in accounting or financial reporting practices; or

(d)

there are any significant or unusual events or transactions which require disclosure and, if so, consider the adequacy of that disclosure.

-

Review the external auditors' proposed audit scope and approach and ensure no unjustifiable restriction or limitations have been placed on the scope.

MAG Silver Corporation

Audit Committee Charter

-

Review the performance of the external auditors and approve in advance provision of services other than auditing. Consider the independence of the external auditors, including reviewing the range of services provided in the context of all consulting services bought by the company. The Board authorizes the Chairman of the Audit Committee to approve any non-audit or additional audit work which the Chairman deems as necessary and to notify the other members of the Audit Committee of such non-audit or additional work.

-

Make recommendations to the Board regarding the reappointment of the external auditors and the compensation to be paid to the external auditor.

-

Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

-

Review and approve the Company's hiring policies regarding partners, employers and former partners and employees of the present and former external auditors of the Company.

-

Establish a procedure for:

(a)

the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters; and

(b)

the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters.

-

Meet separately with the external auditors to discuss any matters that the committee or auditors believe should be discussed privately in the absence of management.

-

Endeavour to cause the receipt and discussion on a timely basis of any significant findings and recommendations made by the external auditors.

-

Ensure that the Board is aware of matters which may significantly impact the financial condition or affairs of the business.

-

Perform other functions as requested by the full Board.

-

If necessary, institute special investigations and, if appropriate, hire special counsel or experts to assist, and set the compensation to be paid to such special counsel or other experts.

-

Review and recommend updates to the charter; receive approval of changes from the Board.

-

With regard to the Company's internal control procedures, the Audit Committee is responsible to:

(a)

review the appropriateness and effectiveness of the Company's policies and business practices which impact on the financial integrity of the Company, including those related to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting and risk management; and

(b)

review compliance under the Company's business conduct and ethics policies and to periodically review these policies and recommend to the Board changes which the Audit Committee may deem appropriate; and

(c)

review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Company; and

MAG Silver Corporation

Audit Committee Charter

(d)

periodically review the Company's financial and auditing procedures and the extent to which recommendations made by the internal audit staff or by the external auditors have been implemented.

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of MI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee is authorized by the Board to review the performance of the Company's external auditors and approve in advance provision of services other than auditing and to consider the independence of the external auditors, including reviewing the range of services provided in the context of all consulting services bought by the Company. The Chairman of the Audit Committee is authorized to approve any non-audit services or additional work which the Chairman deems as necessary and is required to notify the other members of the Audit Committee of such non-audit or additional work.

Exemption

The Company is relying upon the exemption in section 6.1 of the MI 52-110 - Audit Committees.