Form 20-F
period 2005-12-31
MAG SILVER CORP
filed 2006-06-30
CIK 1230992

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

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

36,191,648 Common Shares at December 31, 2005

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

  [   ] Yes     [X]   No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

  [X] Yes     [   ]   No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

  [X] Yes     [   ]   No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

[   ]  Large accelerated filer              [   ] Accelerated filer              [X]   Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow.

[X]  Item 17    [   ]  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

  [   ] Yes     [X]   No

TABLE OF CONTENTS

PART I

8

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

8

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

8

ITEM 3.

KEY INFORMATION

8

ITEM 4.

INFORMATION ON THE COMPANY

14

ITEM 4A.

UNRESOLVED STAFF COMMENTS

35

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

35

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

43

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

52

ITEM 8.

FINANCIAL INFORMATION

53

ITEM 9.

THE OFFER AND LISTING

53

ITEM 10.

ADDITIONAL INFORMATION

54

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

64

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

64

PART II

64

ITEM 13.

DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

64

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

64

ITEM 15.

CONTROLS AND PROCEDURES

64

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

64

ITEM 16B.

CODE OF ETHICS

65

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

65

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

65

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

66

PART III

66

ITEM 17.

FINANCIAL STATEMENTS

66

ITEM 18.

FINANCIAL STATEMENTS

27

ITEM 19.

EXHIBITS

27

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

Our North American office and principal place of business is located at Suite 328, 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 2B5. Our registered office is located at Suite 2100, 1075 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3G2.

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

quartz	Si02, a common constituent of veins, especially those containing gold and silver mineralization.
Recently Acquired Properties	The properties described in Item 2. Information on the Company – Business Overview – Recently Acquired Properties.
rhyolite	Volcanic rock high in quartz content, generally fine grained and light coloured.
SEC	Securities and Exchange Commission of the United States of America
serpentinite	A rock composed of serpentine, typically formed from the alteration of mafic igneous rocks.
silicification	Replacement of the constituents of a rock by quartz.
tailings	Material rejected from a mill after recoverable valuable minerals have been extracted.
Tertiary	The geological period extending from 63 million to 2 million years ago.
tonne or “T”	Metric ton = 1,000 kilograms or 1,000,000 grams.
VAT

An acronym for “Value Added Tax” which, in Mexico, is charged on all goods and services at a rate of 15%.  Proprietors selling goods or services must collect VAT on behalf of the government.  Goods or services purchased incur a credit for VAT paid.  The resulting net VAT is then remitted to, or collected from the Government of Mexico through a formalized filing process. (In Mexico it is referred to as “IVA”)

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Selected Financial Data

The following table sets forth our selected consolidated financial information, which has been derived from our consolidated financial statements included in this Annual Report prepared in accordance with Canadian Generally Accepted Accounting Principles.  Information for the 12 months ended December 31, 2005, 2004 and 2003 are derived from audited financial statements which are included elsewhere in this Report. Information for the years ended December 31, 2002 and December 31, 2001 are derived from audited financial statements that are not included in this Report.  The financial data should be read in conjunction with our consolidated financial statements and notes thereto and Item 5. Operating and Financial Review and Prospects.

	12 months ended Dec. 31, 2005	12 months ended Dec. 31, 2004	12 months ended Dec. 31, 2003	12 months ended Dec. 31, 2002	12 months ended Dec. 31, 2001
Revenue	$Nil	$Nil	$Nil	$Nil	$Nil
Total Expenses	$1,891,270	$800,896	$915,007	$123,536	$288,449
Net Loss	$(1,810,838)	$(733,897)	$(837,539)	$(122,631)	$(279,639)
Basic and Diluted Loss per Share	$(0.06)	$(0.03)	$(0.06)	$(0.08)	$(0.19)
Weighted Average Common Shares Outstanding	28,353,901	24,578,037	14,455,369	1,500,000	1,500,000
Consolidated Balance Sheet
Total Assets	$18,075,406	$9,774,297	$8,534,794	$408,125	$110,904
Total Liabilities	$393,621	$61,837	$208,018	$58,880	$14,028
Working Capital	$7,320,292	$2,360,343	$4,920,182	$108,472	$76,876
Shareholders’ Equity	$17,681,785	$9,712,460	$8,326,776	$349,245	$96,876

Under U.S. GAAP, all amounts in the foregoing table remain the same except the following:

Net Loss	$(2,757,486)	$(2,710,519)	$(4,058,279)	$(160,433)	$(279,639)
Basic and Diluted Loss per Share	$(0.10)	$(0.11)	$(0.28)	$(0.11)	$(0.19)
Total Assets	$12,010,935	$5,139,133	$5,876,252	$370,323	$110,904
Shareholders’ Equity	$11,617,314	$5,077,296	$5,668,234	$311,443	$96,876

On June 26, 2006, the Interbank rate of exchange for converting Canadian dollars into United States dollars equalled 0.8896 Canadian dollars for one United States dollar.  The following table presents a history of the high and low exchange rates of Canadian dollars into United States dollars for the previous six months.

Month	High	Low
May 2006	1.1233	1.0990
April 2006	1.1718	1.1203
March 2006	1.1722	1.1322
February 2006	1.1577	1.1379
January 2006	1.1726	1.1436
December 2005	1.1736	1.1507

The following table presents a five-year history of the average annual exchange rates of Canadian dollars into United States dollars, calculated by using the average of the exchange rates on the last day of each month during the given year.

Year	Average Exchange Rate
2005	1.2116
2004	1.3016
2003	1.4012
2002	1.5705
2001	1.5490

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

2.

The Company is dependent on its key personnel, some of whom have not entered into written agreements with the Company and whom are not insured by the Company. The Company is dependent upon the continued availability and commitment of its key management and consultants, whose contributions to immediate and future operations of the Company are of central importance.  The Company relies on its President, Dan MacInnis, and its other officers, none of whom has entered into a written employment agreement with the Company, for the day-to-day operation of the Company, its projects and the execution of the Company’s business plan.  The Company also relies heavily on Dr. Peter Megaw for the planning, execution and assessment of the Company’s exploration programs.  Dr. Megaw was formerly an arm’s length consultant to and is currently a director of and consultant to the Company and he is paid a fee for his consulting services based on fair market rates and his submission of invoices for services rendered. The Company has not obtained “key man” insurance for any of its management or consultants. The loss of either Dan MacInnis or Dr. Megaw may have a temporary negative impact on the Company until they were replaced.

3.

The Company does not pay dividends. Payment of dividends on the Company’s shares is within the discretion of the Company’s Board and will depend upon the Company’s future earnings, its capital requirements and financial condition, and other relevant factors.  The Company does not currently intend to declare any dividends for the foreseeable future.

4.

The Company’s directors and officers may have conflicts of interest which may not be resolved in favour of the Company, which in turn may adversely affect the Company. None of the Company’s directors or officers devotes their full time to the affairs of the Company. All of the directors and officers of the Company are also directors, officers and shareholders of other natural resource or public companies, as a result of which they may find themselves in a position where their duty to another company conflicts with their duty to the Company.  None of the Company’s constating documents or any of its other agreements contains any provisions mandating a procedure for addressing such conflicts of interest. There is no assurance that any such conflicts will be resolved in favour of the Company.  If any of such conflicts are not resolved in favour of the Company, the Company may be adversely affected. See Item 6. Directors, Senior Management and Employees for details of other companies that the Company’s officers and directors are involved with.

Risk Factors Relating to Title

5.

Title to the properties in which the Company has an interest may be in doubt and any challenge to the title to any of such properties may have a negative impact on the Company.  A full investigation of legal title to the Company’s property interests has not been carried out at this time.  Accordingly, title to these property interests may be in doubt.  Other parties may dispute title or access to the properties in which the Company has an interest.  The Company’s property interests may also be subject to prior unregistered agreements or transfers or land claims and title may be affected by undetected defects.  Any challenge to the title or access to any of the properties in which the Company has an interest may have a negative impact on the Company as the Company will incur delay and expenses in defending such challenge and, if the challenge is successful, the Company may lose any interest it may have in the subject property.  In addition, the Company’s ability to explore and exploit the property interests is subject to ongoing approval of local governments.

6.

Title opinions provide no guarantee of title and any challenge to the title to any of such properties may have a negative impact on the Company.  Although the Company has or will receive title opinions for any concessions in which it has or will acquire a material interest, there is no guarantee that title to such concessions will not be challenged or impugned.  In Mexico, a title opinion does not provide absolute comfort that the holder has unconditional or absolute title.  Any challenge to the title or access to any of the properties in which the Company has an interest may have a negative impact on the Company as the Company will incur expenses in defending such challenge and, if the challenge is successful, the Company may lose any interest it may have in the subject property.

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

12.

Mexican Foreign Investment and Income Tax Laws apply to the Company.  Under the Foreign Investment Law of Mexico, there is presently no limitation on foreign capital participation in mining operations; however, the applicable laws may change in a way which may adversely impact the Company and its ability to repatriate profits.  Under Mexican Income Tax Law, dividends paid out of “previously taxed net earnings” are not subject to Mexican taxes if paid to a foreign investor.  Otherwise, such dividends paid to a foreign resident corporation are subject to the Mexican corporate tax rate, which presently is 29 percent over a gross up basis (amount of the dividend times 1.4085), payable by the Mexican company.  Currently, there is no withholding tax on dividends paid by a Mexican company to a foreign shareholder.

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

20.

Funding and property commitments will result in dilution to the Company’s shareholders.  It is likely any additional capital required by the Company as described in Risk Factor #19 above will be raised through the issuance of additional equity which will result in dilution to the Company’s shareholders. Further, as described in Item 4. Information on the Company – Business Overview, the Company, from time to time, is required to issue common shares to earn its interests in properties. Such property share issuances will also result in dilution to the Company’s shareholders.

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

The Company is a “reporting” company in the Provinces of British Columbia, Alberta and Ontario.

The Company’s Common Shares were listed and posted for trading on the Exchange (TSX VN: MGA) on April 19, 2000.  Concurrent with the Company’s name change to MAG Silver Corp. on April 22, 2003, the trading symbol was changed to “MAG”.

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

As at June 15, 2006, $7,564,740 has been advanced by the Company as an intercorporate loan to Lagartos, with no fixed terms of repayment, for acquisition costs of mineral rights of $937,331 and exploration expenditures of $6,019,373. The balance, $608,036, is made up of cash, receivables, and other operating and administration activities.

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

Mining Regulation

The exploration and exploitation of minerals in Mexico may be carried out by Mexican citizens or Mexican companies incorporated under Mexican law by means of obtaining concessions (currently covering exploration and exploitation).  Concessions are granted by the Mexican federal government for a period of fifty years from the date of their recording in the Public Registry of Mining.  The term of mining concessions previously issued by the Mexican federal government (for exploration and/or exploitation) was automatically extended by the enactment of the recent amendments to the Mexican mining law.  Holders of concessions may, within the five years prior to the expiration of such concessions, apply for their renewal for the same period of time.  Failure to apply prior to the expiration of the term of the concession will result in termination of the concession.  Concessions are subject to annual work requirements and payment of surface taxes which are assessed and levied on a semi-annual basis.  Such concessions may be transferred or assigned by their holders, but such transfers or assignments must comply with the requirements established by the Mexican Mining Law and be registered before the Public Registry of Mining in order to be valid against third parties.

Mineral concessions may also be obtained by foreign citizens or foreign corporations, in this latter case, through the establishment of a branch or subsidiary in Mexico, and in the case of foreign citizens, provided that they comply with certain requirements set forth in the Foreign Investment Law.  Foreign citizens are required to apply for the corresponding authorization before the Ministry of Foreign Affairs and register their investment in the National Registry of Foreign Investment.  In the case of a branch of foreign corporations, in addition to registration in the National Registry of Foreign Investment, additional authorization from the Ministry of Economy is required in order to obtain subsequent registration in the corresponding local Public Registry of Commerce.

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

Year	Average Exchange Rate
2005	8.9918
2004	8.68913
2003	7.73190
2002	6.15751
2001	6.03241

Value Added Tax

In Mexico, VAT is charged on all goods and services at a rate of 15% percent.  Proprietors selling goods or services must collect VAT on behalf of the government.  Goods or services purchased incur a credit for VAT paid.  The resulting net VAT is then remitted to, or collected from the Government of Mexico through a formalized filing process.

The Juanicipio Property

Pursuant to an agreement dated July 18, 2002 as amended December 19, 2002 between Lagartos and Ing. Martin Bernardo Sutti Courtade I (“Sutti”), of Zacatecas, Mexico (the “Juanicipio Agreement”), Sutti granted to Lagartos an option (the “Juanicipio Option”) to acquire a 100% interest in the Juanicipio Property.  Sutti subsequently assigned his interest to Minera Venus, S.A. de C.V.  In order to exercise the Juanicipio Option, Lagartos was originally required to:

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

(c)

make payments aggregating US$1,225,000 plus VAT by July 18, 2006 (of which US$75,000 plus VAT was paid);

(d)

incur expenditures on the Juanicipio Property in the amount of at least US$2,500,000 by July 18, 2006; and

(e)

pay an NSR of 3.5% to 5.0% based on prevailing silver prices.

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

Pursuant to a letter of intent dated March 17, 2005 and a formal agreement dated October 10, 2005 (the “LOI”) with Industrias Peñoles, S.A. de C.V. (“Peñoles”), the Company and Lagartos have granted to Peñoles or any of its subsidiaries an option to earn a 56% interest in the Juanicipio Property in Mexico in consideration for Peñoles: (a) conducting US$5,000,000 (minimum US$750,000) of exploration on the property over the next five years as follows: (i) US$750,000 in year 1; (ii) US$1,000,000 in year 2; (iii) US$1,250,000 in year 3; and (iv) US$2,000,000 in year 4; and (b) Peñoles purchasing US$500,000 of Common Shares of the Company within 30 business days after the LOI becomes effective at a price calculated based on the average closing price of the Company’s Common Shares for the 10 trading days prior to the purchase (which has been done); and (c) Peñoles purchasing US$500,000 of Common Shares of the Company within 30 business days after the first anniversary of the execution of the LOI, taking into account the average closing price of the Company’s Common Shares for the 10 trading days prior to such purchase (which has been done).

At December 31, 2005, Peñoles had spent US$622,440 and had completed 5,747 metres of diamond drilling. Peñoles invested US$500,000 in MAG by subscribing for a total of 621,577 MAG shares at a price of C$0.967 on signing, and on February 27, 2006 invested a further US$500,000 in MAG by subscribing for a total of 245,716 MAG shares at a price of C$2.35, to continue the contract into the second year. This second year includes a commitment for Peñoles to spend a minimum of US$1,000,000 on exploration on the Juanicipio Property. Drilling is expected to resume upon the issuance of revised drilling and surface access permits which are under negotiation.

The Don Fippi Property (Batopilas)

Pursuant to an arm’s length agreement (the “Don Fippi Agreement”) dated as of November 18, 2002 between the Company, Lagartos and Minera Bugambilias, S.A. de C.V. (“Bugambilias”), Bugambilias granted to Lagartos an option (the “Don Fippi Option”) to acquire a 100% interest in the Don Fippi Property. In order to exercise the Don Fippi Option, Lagartos was originally required to:

(a)

pay to Bugambilias an aggregate of US$550,000 plus VAT by April 21, 2007 (of which US$100,000 was paid);

 (b)

incur expenditures on the Don Fippi Property in the amount of at least US$4,000,000 by April 21, 2008 (of which US$806,000 was expended); and

 (c)

allot and issue to Bugambilias an aggregate of up to 2,100,000 Common Shares of the Company, being comprised of 100,000 shares outright (paid) plus 2,000,000 shares at a rate of one share for every US$1.00 in expenditure on the property by Lagartos.

Pursuant to an amendment dated as of April 20, 2005, the Don Fippi Agreement has been amended to delete the Don Fippi Payments due April 21, 2005, April 21, 2006 and April 21, 2007, to delete the Don Fippi Expenditures due to be incurred by April 21, 2005, April 21, 2006, April 21, 2007 and April 21, 2008, and to reduce the number of shares to be issued under (c) above to the issuance of a final 750,000 Common Shares (which shares have been issued). The effect of these amendments was the acquisition by the Company of a 100% interest in the Don Fippi

Property and the elimination of the Company’s prior obligations to make further cash payments of US$450,000, incur further work expenditures of approximately US$3,410,000 and issue 673,822 additional shares under the original Don Fippi Agreement.

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

The Guigui Property

Pursuant to an arm’s length agreement (the “Guigui Agreement”) dated as of November 18, 2002 between the Company, Lagartos and Minera Coralillo, S.A. de C.V. (“Coralillo”), Coralillo granted to Lagartos an option (the “Guigui Option”) to acquire a 100% interest in the Guigui Property.  In order to exercise the Guigui Option, Lagartos was originally required to:

(a)

pay to Coralillo an aggregate of US$550,000 plus VAT by April 21, 2007 (of which US$100,000 was paid);

 (b)

incur expenditures on the Guigui Property in the amount of at least US$2,500,000 by April 21, 2007 (of which US$905,000 was expended);

 (c)

allot and issue to Coralillo an aggregate of 2,100,000 Common Shares of the Company, being comprised of 100,000 shares outright (paid) plus 2,000,000 shares at a rate of one share for every US$1.00 in expenditure on the property by Lagartos.

Pursuant to an amendment dated as of April 20, 2005, the Guigui Agreement has been amended to delete the Guigui Payments due April 21, 2005, April 21, 2006 and April 21, 2007, to delete the Guigui Expenditures due to be incurred by April 21, 2005, April 21, 2006 and April 21, 2007, and to reduce the number of shares to be issued under (c) above to the issuance of a final 750,000 Common Shares (which shares have been issued). The effect of these amendments was the acquisition by the Company of a 100% interest in the Guigui Property and the elimination of the Company’s prior obligations to make further cash payments of US$450,000, incur further work expenditures of approximately US$1,840,000 and issue 604,003 additional shares under the original Guigui Agreement.

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

(i)

US$50,000 on or before December 14, 2004 (paid);

(ii)

an additional US$25,000 on or before June 14, 2005 (paid);

(iii)

an additional US$100,000 on or before December 14, 2005 (paid);

(iv)

an additional US$25,000 on or before June 14, 2006 (paid);

(v)

an additional US$150,000 on or before December 14, 2006;

(vi)

an additional US$25,000 on or before June 14, 2007;

(vii)

an additional US$225,000 on or before December 14, 2007;

(viii)

an additional US$25,000 on or before June 14, 2008;

(ix)

an additional US$850,000 on or before December 14, 2008, of which up to US$500,000 may be paid in Common Shares of the Company; and

(c)

incur exploration expenditures on the property as follows:

(i)

US$50,000 by July 26, 2005 (done);

(ii)

US$100,000 by July 26, 2006;

(iii)

US$150,000 by July 26, 2007;

(iv)

US$200,000 by July 26, 2008; and

(v)

US$250,000 by July 26, 2009.

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

(b)

make payments to Cascabel as follows:

(i)

US$75,000 plus VAT on or before July 26, 2005 (Paid);

(ii)

an additional US$125,000 plus VAT on or before July 26, 2006;

(iii)

an additional US$175,000 plus VAT on or before July 26, 2007;

(iv)

an additional US$250,000 plus VAT on or before July 26, 2008;

(v)

an additional US$350,000 plus VAT on or before July 26, 2009; and

(c)

incur exploration expenditures on the Adargas Property as follows:

(i)

US$100,000 by July 26, 2005 (done);

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

(b)

make payments to Cascabel as follows:

(i)

US$75,000 plus VAT on or before July 26, 2005 (paid);

(ii)

an additional US$125,000 plus VAT on or before July 26, 2006;

(iii)

an additional US$175,000 plus VAT on or before July 26, 2007;

(iv)

an additional US$250,000 plus VAT on or before July 26, 2008;

(v)

an additional US$350,000 plus VAT on or before July 26, 2009; and

(c)

incur exploration expenditures on the Cinco de Mayo Property as follows:

(i)

US$100,000 by July 26, 2005 (Done);

(ii)

an additional US$200,000 by July 26, 2006;

(iii)

an additional US$200,000 by July 26, 2007;

(iv)

an additional US$250,000 by July 26, 2008; and

(v)

an additional US$250,000 by July 26, 2009.

The Sierra de Ramirez Property, the Adargas Property and the Cinco de Mayo Property are collectively referred to as the “Recently Acquired Properties”.

Lagartos Property

With the success at Juanicipio, MAG has over the past several years acquired over 135,000 hectares of new claims (the “Lagartos Property Package”) on the most promising of areas of the “Fresnillo Silver Trend” using the Fresnillo/Juanicipio model.

These land holdings are in several large blocks located to the South East and Northwest of the Fresnillo – Juanicipio Silver District.

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

These new claims have all been acquired through staking and are subject only to annual filing fees under the Mexican Mining Act. MAG has a 100% interest in this substantial land package.

MAG also continued to enlarge its land position by claiming strategically located properties in 2005 as they became eligible for acquisition.  To that end MAG added an additional 12,534 hectares to its Lagartos SE land package east of the El Saucito discovery and West of the Zacatecas District.

MAG will continue to compete for ground through staking as claims in the region become open for acquisition.

MAG initiated a drill program in January of 2006 and expects to drill through to the end of the first half of 2006.

MAG will be launching throughout the large land holdings of Lagartos in 2006 similar exploration programs to those it has applied at Juanicipio and Lagartos NW.

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

* On October 9, 2005 the assets of Lexington Capital Group Inc., previously a subsidiary of the Company, were merged with Lagartos, so that all indirect interests in the Juanicipio claim are held by one company, being Lagartos.

Property, Plants and Equipment

The Company’s administrative offices are located in leased premises at Suite 328, 550 Burrard Street, Vancouver, British Columbia, Canada V6C 2B5. The Company has no significant plant or equipment for its operations.  Equipment used for exploration or drilling is rented or contracted as needed.

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

Ownership

The Juanicipio Property was originally titled to Juan Antonio Rosales of Zacatecas on August 9, 1999.  The Juanicipio Property was sold by Juan Antonio Rosales to Sutti. Pursuant to the Juanicipio Agreement, Sutti granted to Lagartos an option to acquire a 100% interest in the Juanicipio Property. Sutti then assigned his interest to Minera Venus, S.A. de C.V. As described above, the Company acquired ownership of Lexington Capital Group Inc., which in turn owned 99% of Minera Venus, S.A. de C. V., resulting in the Company indirectly owning 99% of the Juanicipio Property, with the remaining 1% owned by Jose Ruiz Lopez.

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

Work Program

Drill Targets

Six major target structures have been identified and were drilled in a Phase I program, based upon their orientation, alteration history, geochemistry and geophysics: the Fe Oxide Pit Structure, Zonge Structure “A”, Zonge Structure “B”, Zonge Structure “C”, South Target, and Zonge Structure “D”. From this, several drill targets were delineated and MAG merely continued this work by funding a seven hole, 6146.16 metre drill program in 2003 and a two hole, 1448.41 metre program in 2004.

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

In late 2004 MAG was approached by Peñoles who expressed a keen interest in the formation of a joint venture with the Company on the Juanicipio Property. MAG elected to pursue this proposal with Peñoles because of their strong interest and valuable understanding of the Fresnillo Silver Camp. Working closely with Peñoles would be a great boost to MAG and its property holdings in the district (see “Description of the Business – Lagartos”).

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

A formal agreement with Peñoles was signed and dated October 10, 2005.

Exploration work by Peñoles was initiated in August 2005 and as at December 31, 2005 Peñoles has been deemed to have completed its first year commitments and has committed to the second year terms of the agreement which include spending a minimum of US$1,000,000 on exploration work programs.

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

5.

Peñoles will subscribe for US$500,000 in MAG Common Shares, at a market based price on signing (which has been done) and an additional US$500,000 in MAG Common Shares, at a market based price, if the contract continues into the second year (which has been done).

Late in 2005 Peñoles, as part of a seven hole exploration drill program on the Juanicipio joint venture, intersected a new high grade silver/gold epithermal vein in two holes. Discovery hole 16 on the Valdecañas Vein returned 6.35 metres (20.8ft) of 1,798 grams per tonne silver (57.8oz), 2.91 grams per tonne gold, 3.43% lead and 5.51% zinc. This included 2.95 metres (9.6 ft) of 2,807 grams per tonne silver (90.3oz), 3.27 grams per tonne gold, 5.94% lead and 9.14% zinc. There is also a significant gold zone which returned 1.80 metres (5.9ft) averaging 9.24 grams per tonne gold, 1,222 grams per tonne silver (39.3oz), 2.16% lead and 3.15% zinc.

Peñoles is proceeding with an exploration work program. To December 31, 2005, Peñoles had spent US$622,440 and had completed 5,747 metres of diamond drilling.

To December 31, 2005, approximately $2,026,000 had been spent by the Company on the Juanicipio Property.

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

Don Fippi lies in the topographically rugged central spine of the Sierra Madre. The Don Fippi project area is roughly centred on the town of Batopilas which lies at the bottom of the deep canyon of the Rio Batopilas at about 600 metres elevation.

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

Ownership

On October 24, 1997, title to the Don Fippi Property vested with Bugambilias.  The Internal Property were acquired by the holders thereof as older claims expired and were liberated under Mexican mining law.  On November 18, 2002, Bugambilias granted to Lagartos an option on the Don Fippi Property. In 2005 the Company acquired a 100% interest in the Don Fippi (Batopilas) subject to royalties payable to Bugambilias.

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

Batopilas District Geology

Batopilas District mineralization is hosted entirely within the lower volcanic complex which here consists of intermediate composition intrusive rocks, dominantly dacites and diorites, and extrusive rocks, dominantly andesite tuffs, flows and volcaniclastic sediments.  Rhyolite ash-flows of the upper volcanic supergroup form the prominent mesas that rim the canyon several hundreds to thousands of metres above the vein system.

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

A two-stage pre-drilling exploration program was undertaken in 2004 and 2005:  Phase I began with continued acquisition and compilation of available data for the district.  This included detailed structural analysis.  This was followed by detailed surface and underground geologic mapping and structural analysis.  The field priorities were established as follows:

(a)

accurately locate as many old workings as possible with GPS and underground surveying for integration into a district-scale GIS database;

(b)

complete detailed surface mapping of the area above the Roncesvalles Fault to get a better idea of its offset;

(c)

map and sample the quartz-pyrite breccia pipes and evaluate the gold potential;

(d)

map the surface expression of the New Nevada breccia pipe and its possible analogs to the east; and

(e)

visit the Pastrana Camuchin and Descubridora areas to determine the level of interest and priorities for acquisition and work in those areas.

The surface work was complemented by underground mapping and sampling.  Some areas in the district required and will require some minor mine rehabilitation and mucking out of minor caved areas to ensure access.  The Porforio Diaz Tunnel (“PDT”) was re-opened back to the Roncesvalles Fault zone to re-establish flow-through ventilation and allow the mine to “breathe” during the mapping and sampling program in and along the main PDT level. Examination of the upper levels along the Roncesvalles is planned for 2006.

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

The combined results have indicated several zones within the “focus area” where structures are favorably oriented and strong NSAMT anomalies coincide with the most favorable structures.  Preliminary drilling targets were indicated by these studies, and drilling permits were obtained.  Detailed NSAMT work was completed in early 2005 to refine these anomalies prior to drilling.

A ten-hole 2500 metre drill program was initiated in the fall of 2005 to test preliminary drill targets and help refine the exploration methods MAG is developing to explore its land holdings at Batopilas.

MAG announced in January that significant high-grade silver mineralization had been intersected in initial drilling at its 100% owned Batopilas Silver Project in Chihuahua State, Mexico. Hole 02 intersected the Don Juan with 1.70 metres (5.6 feet) of 2,358 grams per tonne silver (75.8 ounces per ton). The intersection is also described as part of a 3.0 metre (9.8 feet) zone locally rich in the silver bearing mineral acanthite (argentite).

A second intercept, with visible native silver, was intersected approximately 22 metres (72 feet) deeper and assayed 132 grams per tonne silver (4.2 ounces) over 1.70 metres (5.6 feet).  This is a 3.0 metre wide breccia zone with visible native silver and lead and zinc sulphides. The richest native-silver bearing 0.20 metre of this intercept ran 721 grams per tonne silver (23 ounces).

Three holes were drilled in the vicinity of Hole 02. All four intercepts define a vein exhibiting a distinct geochemical signature containing Silver along with anomalous arsenic, molybdenum, cobalt, nickel, lead and zinc.

Although the high grade intercept was not repeated, the new vein remains open along strike in both directions and at depth.

This occurrence will be further evaluated during Phase Two drilling expected to start in the fall of 2006. The Don Juan zone is broadly coincident with the western limit of a well defined NSAMT geophysical anomaly and provides direct evidence to support using this same approach in other areas.

San Martin Nuevo Drilling

Two holes, 03 and 04, were designed to test the area around the San Martin Nuevo workings. These showed multiple intercepts of the signature Batopilas chemistry of arsenic, molybdenum, lead and zinc; however, the best intercepts encountered in this area were around 1.0 metre zones in the 11 to 40 gram per tonne Ag range. It is encouraging to recognize the signature geochemistry within a structural zone; however, more detailed work will be required in this area to investigate the extent of these mineralized zones.

Pastrana Drilling

The last five holes, 08 through 012, focused on the Pastrana Vein in order to evaluate the extensions of this historic past producing vein. Over 20 million ounces of silver were produced from the Pastrana Vein in the mid to late 1700’s. Drilling intersected the structural zone and associated calcite in each hole along a 100 metre strike length, but there was no obvious visible silver or silver-sulphides. Sampling is continuing and assays are pending from Holes BA06-08 through BA06-12.

These are the first surface holes ever drilled in the district and according to old reports, this style of high-grade acanthite-rich mineralization was found above the native silver rich ore shoots that yielded the bulk of Batopilas’ historic silver production of over 250 million ounces. The exploration program is targeting a combination of structural studies and electrical geophysical anomalies in areas previously not mined. The Company is continuing to drill at Batopilas and further results can be expected by the end of the first quarter of 2006.

Future Plans

MAG commenced Phase One of its Batopilas drilling program in mid November, 2005 and completed the last hole on April 2, 2006. The rig will be demobilized for the summer rainy season and is expected to return in the fall.  An airborne electromagnetic and magnetic program in conjunction with a regional geochemical silt sampling program is expected to be carried out prior to the fall drill program.

To December 31, 2005, approximately $1,240,889 has been spent on the Don Fippi Property.

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

Ownership

Cascabel initially filed for the Guigui claims in 1992 and all such claims were subsequently transferred to Coralillo in 2000.  On November 18, 2002, Coralillo granted to Lagartos an option in respect of the Guigui Property. In 2005 the Company acquired a 100% interest in the Don Fippi (Batopilas) subject to royalties payable to Coralillo.

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

Drilling

No drilling had been done within Guigui proper prior to 2003.  However, the 12 initial targets permitted for Advanced Projects remain to be drilled.  The permits are in the name of Cascabel and have been renewed annually since 1998.

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

Significantly, two holes drilled 1,200 metres south and along the major graben structure that hosts the San Antonio Mine to the east of the district, cut 30-100 metres of manganoan-calcite cemented breccia in turn cut by narrow sulphide veinlets. Hole 5 returned a narrow intercept that assayed 3.5 ounces per ton of silver and 5.60% lead and 4.3 % zinc over 0.40 metres.  More significantly, Hole 6 returned with an 8.3 metre intercept of 4.2 ounces per ton silver. Most telling is that these intersections were within a 30 to 100 metre wide zone of manganoan-calcite (alteration) brecciation containing abundant veinlets and stringers of silver, lead and zinc minerals. The presence of base metal and silver mineralization within a broad alteration halo, not unlike the upper reaches of the East Camp deposits, is considered to be a most important development.

MAG carried out a three hole (07, 08, 09) drill program along the San Antonio Graben in the eastern portion of Guigui in 2005.  The first two holes were designed to follow up on positive results from 2004 drilling (holes 05 and 06) in the West Fault of the graben.  Hole 07 cut the highest grade silver mineralization intersected to date within Guigui or 1.40 metres of 242 grams per tonne Silver (7.8 ounces).  The best values were associated with members of a felsite dike swarm that cores mineralization in Grupo Mexico’s San Antonio Mine approximately 1800 metres farther to the north along the same structure.

The results from Hole 08 indicate that the dikes cut in holes 06 and 07 are sourced farther to the west within the Guigui property.  MAG also drilled a single hole into the upper zones of the East Fault of the graben (hole 09) and cut four narrow felsite dikes with anomalous silver values.   This was a very shallow test of this target and the results are considered encouraging for subsequent drilling in this area.

We continue to cut strong indications of silver and base metal mineralization in the same structures and intrusions and within a broad alteration halo, not unlike the upper reaches of the East Camp deposits. This important development leads management to contend that these intersections demonstrate that mineralization similar to the rich deposits of the San Antonio Mine, just 1200 metres to the north of our drill area and East Camp can be traced to the south and onto MAG’s Guigui property.

The next drill phase is expected to begin once an airborne electromagnetic and magnetic program is completed and integrated into the data base in late 2006.

It is important to note that Grupo Mexico, the largest Mexican mining company, restarted mining operations at the San Antonio Mine in mid 2005.

MAG now controls all of the ground to the immediate south and between the East and West Camps of the Santa Eulalia Mining District, making it a significant player in any future developments in this historically silver rich district.

To December 31, 2005, approximately $1,265,194 has been spent on the Guigui Property.

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

MAG acquired its option to earn an interest in the Adargas property from Cascabel, who worked the property under contract from 1991 to 1998.  Over $250,000 was spent in surface and underground mapping, geophysics and drilling.  One of two diamond drill holes recorded 0.30 m of Zn-Pb-Ag bearing massive sulfides at the intersection of a strong CSAMT anomaly. This anomaly was also interpreted to be the inferred 200 m down-plunge projection of the principal Adargas Dike-contact chimney orebody.  With the industry downturn, interest in the property faded and it was subsequently abandoned. Cascabel reacquired the property in 2002 and MAG has unrestricted use of all existing core and data.

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

Although these results are not overly promising in terms of grade they nonetheless do support the exploration model.  MAG has elected to pursue possible joint venture opportunities and feels that the deeper targets, modeled on treating the surface mineralization as leakages from a larger system trapped beneath a relatively impermeable unit, remain untested and attractive.

MAG’s 2005 work was limited to two orientation lines of NSAMT geophysics to follow up on a 2004 down-hole geophysical survey that indicated a strong conductor beneath MAG’s first hole.  Preliminary analysis of the combined NSAMT and down-hole results indicates that drillable targets are present.  No additional work or permitting is required to test these targets.

A decision to drill is pending the integration of the results and the priority status of the targets.

To December 31, 2005, approximately $307,779 has been spent on the Adargas Property.

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

The work program continued in early 2005 with MAG executing an orientation biogeochemical survey that revealed strong linear zinc and copper anomalies along trend from strongly anomalous structures exposed in limited outcrop.  These results were encouraging enough to justify a 30 line-kilometer NSAMT geophysical survey testing historically exploited mineralization, geological features identified in nearby outcrop and through cover utilizing a biogeochemical survey.  Additional biogeochemical sampling, both expanding on the strongest anomalies revealed by the orientation survey and coincident with each NSAMT detector point, accompanied the NSAMT survey.   Results were pending at year end.

MAG also claimed approximately 2,500 hectares of open ground to the north of its original land package under option along a major regional fault zone revealed through detailed satellite image analysis.

A drill program is contemplated once the pending NSAMT data and a proposed airborne electromagnetic and magnetic survey has been integrated into the data base and drilling could begin in late 2006.

To December 31, 2005, approximately $135,787 has been spent on the Cinco de Mayo Property.

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

In 2004, the areas with the strongest alteration and NSAMT responses were mapped in detail and sampled. In addition, detailed NSAMT, SWIR (Short-Wave Infrared) surveying and an in-depth structural analysis were carried out.   The most promising area was identified about 35 km from Juanicipio (Lagartos NW) and two holes were drilled through covered terrain and targeted on the combined results of geophysics and geology. The best hole intersected 65 metres of strong advanced argillic alteration followed by 700 metres of strong silicification with abundant pyrite.  The drilling also significantly encountered several narrow mineralized structures, the best of which ran 1.3 g/T Au over nearly 1.5 metres.

The results strongly indicate that we are within a high-level portion of a major epithermal system (i.e. Fresnillo) only 30 kilometres along the structural trend from the Fresnillo silver district. Anomalous values of Gold (up to 1.3 g/t), Silver, Mercury, Antimony, and Arsenic are found throughout the holes and add to the significance that an epithermal system is in place.

Having confirmed that MAG has located a “buried” epithermal system (at Cerro Cacalote) within highly prospective terrain, our next step will be to quickly identify areas and/or vectors to where we can best concentrate our exploration efforts. We will accomplish this through ongoing and planned programs of geochemistry (bio-geochemistry) and geophysics.

At Cerro Cacalote, within the Lagartos NW land package, detailed biogeochemistry sampling carried out in 2005 has outlined three distinct silver, lead, zinc and copper biogeochemical anomalies. These are in the order of four to eight kilometres long and are coincident with similar structural vein controls of the adjoining Fresnillo silver mine district. The anomalies fall exactly on the targeted structures identified from the high resolution satellite images and geological mapping.  Given the position and intensity of the multi-element anomalies and their location on trend with the world’s largest silver mine, these areas are immediate drill targets.

Ground magnetics will be used to facilitate the drill program.

MAG initiated a drill program in January of 2006 and expects to drill through to the end of the first quarter.

MAG also continued to enlarge its land position by claiming strategically located properties in 2005 as they became eligible for acquisition.  To that end MAG added an additional 12,534 hectares to its Lagartos SE land package east of the El Saucito discovery and west of the Zacatecas District.

MAG will be launching throughout the large land holdings of Lagartos in 2006 similar exploration programs to those it has applied at Juanicipio and Lagartos NW.

To December 31, 2005, approximately $399,192 has been spent on the Lagartos Property.

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

To that end MAG executed district-scale mapping and sampling in 2004, with a focus on determining the size of the mineralized zone(s) and confirming existing concepts of district metal zoning.  The resulting district-scale metal ratio zoning patterns revealed three principal mineralization centers. On a positive note, two of them were found to extend well outside the limits of MAG’s original 4,443 hectare land position.  MAG subsequently filed claim to an additional 11,167 hectares of land, including a vacated claim internal to their original holding, bringing our holdings in the district to over 15,500 hectares.

Heavy summer and fall rains hampered access to the property until December 2004, but detailed mapping and sampling of the two principal mineralization centers controlled by MAG resumed in 2005.

MAG expanded on its 2003-2004 reconnaissance geologic work with focused mapping and sampling in the three principal mineralization centers located by previous work.  This resulted in the recognition that acquisition of additional land is desirable before higher profile exploration work can begin.  This acquisition was underway by year’s end.

To December 31, 2005, approximately $88,536 has been spent on the Sierra Ramirez Property.

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

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

The Company had total deferred exploration costs and mineral rights of $10,321,579 at December 31, 2005, compared to $7,310,714 at December 31, 2004, $3,372,220 at December 31, 2003, $116,552 at December 31, 2002 and $Nil at December 31, 2001.  During Fiscal 2001 and most of 2002, the Company focused on the identification and completion of a Qualifying Transaction in industries other than mineral exploration and development (See Item 4. Information on the Company).  In August 2002, the Company entered into an agreement to acquire interests in exploration concessions and an operating subsidiary in Mexico.  During 2003, the Company commenced the exploration of its exploration concessions in Mexico.  This commencement of business in Mexico resulted in the Company incurring the deferred exploration costs described above.  The recoverability of deferred exploration costs and mineral rights is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability to obtain the necessary financing to meet its obligations under various option agreements and the completion of the development of its properties, future profitable production, or alternatively, upon its ability to dispose of its interests on an advantageous basis.  As a result, there is substantial doubt about the ability of the Company to continue as a going concern.

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

Operating Results

The discussion and analysis in this section compares the operating results of the year ended December 31, 2005 to the year ended December 31, 2004, and the year ended December 31, 2004 to the year ended December 31, 2003 and should be read in conjunction with the Consolidated Financial Statements and the related Notes thereto provided at Item 17. Financial Statements.  At the present time, the Company’s expenditures consist of primarily exploration costs, professional fees, listing and sustaining fees, and general and administrative expenditures. The Company presently has no production from its interests in exploration concessions and has no significant revenue items.

Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004

Interest income for the year ended December 31, 2005 amounted to $80,432 as compared to $66,999 in 2004. Cash on hand during 2005 on average was higher that in 2004 and as a result, interest income was also higher in 2005.

During 2005 the Company again focused its exploration efforts in Mexico. The Company conducted exploration programs in seven projects for $1,429,307 in 2005, while $1,976,622 was spent on the same seven projects in 2004. Additional work was also completed and paid for by joint venture partner Peñoles on the Company’s Juanicipio project (see Financial Statement Note 6(a) Mineral Rights and Deferred Exploration Costs). Exploration concession acquisition costs of $1,581,558 were incurred in 2005 as compared to $1,961,872 in 2004. Of the acquisition costs incurred in 2005, $12,713 was incurred by the issuance of 13,382 shares at a price of $0.95 per share, $1,215,000 was incurred by the issuance of 1,500,000 shares at a price of $0.81 per share, $91,397 was incurred by the issuance of 119,660 shares at a price of $0.764 per share and $8,712 was incurred by the issuance of 12,446 shares at a price of $0.70 per share and $9,467 was incurred by shares allotted but not issued in 2004 that were issued in 2005 (9,191 shares at a price of $1.03 per share). The balance was paid in cash.

Expenses for the year ended December 31, 2005 totalled $1,891,270 compared to $800,896 in 2004.  The single largest variance year on year was a non-cash charge in 2005 of $611,353 for Stock Compensation Expense relating to the issuance of 1,240,000 incentive stock options.  In 2004 there were no incentive stock options issued and this expense was Nil.  Accounting and legal fees in 2005 amounted to $294,964 versus $198,330 in 2004.  During 2005 professional fees were higher than in 2004 as the Company was negotiating and preparing for the Peñoles joint venture transaction in Mexico as well as for other property option related contracts and settlements.

Telephone and Office expense increased to $252,257 in 2005 from $190,910 in 2004 as the Company conducted more business in 2005. Management and Consulting fees increased substantially in 2005 to $415,117 versus $173,444 in 2004.  The increase came as a result of the Company hiring a full-time President and a VP Corporate Development.  In 2005 the Company’s President was paid $149,900 in compensation (2004 - $93,870).  Arm’s length individuals were also paid for services related to legal contract completions, project management, corporate administration and geological services.

In 2005 Travel expenses totalled $169,993 (2004 - $52,839). Travel expenses related to visiting the Company’s properties and business contacts in Mexico, to the attendance of trade shows, and general broker and financier meetings.  Filing Fees paid to the Exchange and the British Columbia Securities Commission in 2005 were $42,254 (2004 - $41,163) while Shareholder Relations expense was $109,803 (2004 – $81,277).  The Company’s VP Corporate Development handled Shareholder Relations duties “in house” during 2005.  Other items related to general and administrative categories totalled an aggregate credit amount of $4,471, including a foreign currency exchange gain of $29,506. In 2004 these other expense items totalled $62,933 including a foreign currency exchange loss of $48,349.

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

Telephone and Office expense increased to $190,910 in 2004 from $94,185 in 2003.  The Company operated and occupied full time office premises, with administrative services, for the whole year in 2004 for the first time.  Management and Consulting fees totalled $173,444 in 2004 (2003 - $183,912), of which $93,870 was paid to the Company’s President (2003 - $97,325).  The balance was paid to arm’s length individuals for services related to legal contract completions, project management, corporate administration and geological services.

Other significant expense items in 2004 were Travel – $52,839 (2003 - $130,732); Filing Fees paid to the Exchange and the British Columbia Securities Commission - $41,163 (2003 - $54,924); and Shareholder Relations - $81,277 (2003 – $61,359).  Other items related to general and administrative categories totalled an aggregate amount of $62,933 (2003 - $63,633).  Travel expenses related to visiting the Company’s properties and business contacts in Mexico, to the attendance of trade shows, and general broker and financier meetings.

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

Differences between Canadian and United States Generally Accepted Accounting Principles

During the year ended December 31, 2005, net loss under Canadian GAAP was $1,810,838 compared to a net loss of $2,757,486 under US GAAP.  The difference relates principally to the expensing of exploration costs of $1,429,307 under US GAAP which are capitalized as part of deferred exploration costs under Canadian GAAP, net of the impact of the use of the fair value method to record stock compensation expense for employees and directors under Canadian GAAP.

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

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123R, Share-Based Payment, which revised SFAS No. 123, Accounting for Stock-Based Compensation.  SFAS No. 123R will supersede APB Opinion 25, Accounting for Stock Issued to Employees.  SFAS No. 123R requires measurement and recording to the financial statements of the costs of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award, recognized over the period during which an employee is required to provide services in exchange for such award.  Additionally, SFAS No. 123R requires the benefits of tax deductions different from recognized compensation expense to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature.  SFAS No. 123R will become effective for all registrants as of the first fiscal year beginning after June 15, 2005. Therefore, the required effective date is January 1, 2006.

In December 2004, the FASB issued SFAS 153, Exchanges of Non-Monetary Assets - An Amendment of APB Opinion No. 29.  The guidance in APB No. 29, Accounting for Non-Monetary Transactions, is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged.  The guidance in that Opinion, however, included certain exceptions to that principle.  This Statement amends APB No. 29 to eliminate the exception for exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance.  A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  This Statement will be effective for fiscal periods beginning after June 15, 2005.  Earlier application is permitted for non-monetary asset exchanges incurred during fiscal years beginning after the date this Statement is issued.  The Company believes this Statement will have no impact on the financial statements of the Company once adopted.

In March 2005, the SEC staff issued Staff Accounting Bulletin (“SAB”) No. 107, Share-Based Payment, which provides guidance on the interaction between SFAS No. 123R and certain SEC rules and regulations, as well as on the valuation of share-based payments. SAB No. 107 provides interpretive guidance related to valuation methods (including assumptions such as expected volatility and expected term), first time adoption of SFAS No. 123R in an interim period, the classification of compensation expense and disclosures subsequent to adoption of SFAS No. 123R.  We are currently evaluating the impact of SAB No. 107 on our consolidated financial statements.

In March 2005, the FASB ratified Emerging Issues Task Force Issue No. 04-6, Accounting for Stripping Costs Incurred during Production in the Mining Industry, (“EITF 04-6”) which addresses the accounting for stripping costs incurred during the production phase of a mine and refers to these costs as variable production costs that should be included as a component of inventory to be recognized in Costs Applicable to Sales in the same period as the revenue from the sale of inventory.  As a result, capitalization of stripping costs is appropriate only to the extent product inventory exists at the end of a reporting period and the carrying value is less than the net realizable value. Adoption of EITF 04-6 will have no impact on the consolidated financial statements of the Company once adopted.

In March 2005, the FASB issued Interpretation 47 (“FIN 47”), Accounting for Conditional Asset Retirement Obligations - an interpretation of FASB No. 143.  FIN 47 clarifies that the term “conditional asset retirement obligation” as used in SFAS No. 143 refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity.  The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. FIN 47 requires a liability to be recognized for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. FIN 47 was effective for fiscal years ending after December 15, 2005.  The adoption of FIN 47 did not have a material impact on our consolidated financial position, results of operations or cash flows.

In May 2005, the FASB issued SFAS Statement No. 154, Accounting Changes and Error Corrections (“SFAS 154”).  SFAS 154 is a replacement of Accounting Principles Board Opinion No. 20 (“APB 20”) and FASB Statement No. 3.  SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error.  SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 and we will adopt this standard on January 1, 2006.  We do not expect that the adoption of SFAS 154 will have a material impact on our consolidated results of operations, financial condition and cash flows.

In June 2005, the FASB issued Staff Position Paper (“FSP”) 115-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments, superseding EITF 03-1.  FSP 115-1 will replace the accounting guidance on the determination of whether an investment is other-than-temporarily impaired as set forth in EITF 03-1 with references to existing other-than-temporary impairment guidance.  FSP 115-1 is effective for reporting periods beginning after December 15, 2005.  Adoption of FSP 115-1 is not expected to have a material impact on our consolidated financial position, results of operations or cash flows.

On July 14, 2005, the FASB issued an exposure draft of a proposed Interpretation, Accounting for Uncertain Tax Positions - an Interpretation of FASB Statement No. 109.  The proposed interpretation would require companies to recognize the best estimate of an uncertain tax position only if it is probable of being sustained on audit by the taxation authorities.  Subsequently, the tax benefit would be derecognized (by either recording a tax liability or decreasing a tax asset) when the probable threshold is no longer met and it is more likely than not that the tax position will not be sustained.  The proposed Interpretation would be effective for years ending after December 15, 2005 and treated as a change in accounting policy.  It would require companies to assess all uncertain tax positions and only those meeting the probable threshold at the transition date would continue to be recognized.  The difference between the amount previously recognized and the amount recognized after applying the proposed Interpretation would be recorded as the cumulative-effect adjustment in the 2005 statement of earnings (restatement is not permitted).  The comment period ended September 12, 2005.  The Company does not expect the proposed Interpretation to have a material impact on its results.

In October 2005, the FASB issued FASB Staff Position FAS 123(R)-2, Practical Accommodation to the Application of Grant Date as Defined in FAS 123(R) (“FSP 123(R)-2”).  FSP 123(R)-2 provides guidance on the application of grant date as defined in SFAS No. 123(R).  In accordance with this standard a grant date of an award exists if (a) the award is a unilateral grant and (b) the key terms and conditions of the award are expected to be communicated to an individual recipient within a relatively short time period from the date of approval. We will adopt this standard when we adopt SFAS No. 123(R), and do not anticipate that the implementation of this Statement will have a significant impact on our results of operations.

Liquidity and Capital Resources

Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004

Cash and cash equivalents December 31, 2005 amounted to $7,560,193 as compared to $1,866,360 at December 31, 2004. Cash expenditures during the year ended December 31, 2005 related primarily to exploration on the Company’s projects in Mexico ($1,429,307: 2004 - $1,976,622), cash acquisition costs ($253,736: 2004 - $373,653), general and administrative expenses ($1,891,270: 2004 - $800,896) and networking capital expenditures ($733,884: 2004 – $369,623)). General and administrative expenses were higher in 2005 due to a non-cash charge. Funds received during the year were primarily from the issue of equity related to warrant exercises ($1,046,566: 2004 - $480,562), stock option exercises ($22,750: 2004 - $50,800),  interest income ($80,432: 2004 - $66,999) and the net proceeds from private placements of common shares ($6,771,672: 2004 - $Nil). Accounts payable and accrued liabilities relating to general corporate expenses and exploration expenditures totalled $393,621 at December 31, 2005 (2004 - $61,837). The Company was actively drilling in Mexico near the end of December 2005, resulting in higher payables at December 31, 2005 versus 2004.

The Company and its subsidiary Lagartos entered into a formal agreement (the “Agreement”) dated October 10, 2005 with Industrias Peñoles, S.A. de C.V. (“Peñoles”) whereby Peñoles or any of its subsidiaries have acquired an option to earn a 56% interest in the Juanicipio Property in Mexico in consideration for Peñoles: (a) conducting US$5,000,000 (minimum US$750,000) of exploration on the property over the next five years as follows: (i) US$750,000 in year 1 (completed); (ii) US$1,000,000 in year 2 (committed as of February 2006); (iii) US$1,250,000 in year 3; and (iv) US$2,000,000 in year 4; and (b) Peñoles purchasing US$500,000 of Common Shares of the Company within 30 business days after the signing of the initial letter of intent (the “LOI”) becomes effective at a price calculated based on the average closing price of the Company’s Common Shares for the 10 trading days prior to the purchase (which has been done); and (c) Peñoles purchasing US$500,000 of Common Shares of the Company within 30 business days after the first anniversary of the execution of the LOI, taking into account the average closing price of the Company’s Common Shares for the 10 trading days prior to such purchase (completed February 2006).  This agreement with Peñoles both provides the Company with additional working capital and funds further exploration and development of the Juanicipio property.

To the end of the 2005 year Peñoles had completed seven diamond drill holes for a total of about 5,747 metres of drilling and spent approximately US$622,440 in work on the Juanicipio property. In early 2006 the Company announced that a new, high grade silver/gold vein had been intersected in two holes at Juanicipio. On May 9, 2006, the Company announced that Peñoles was commencing further drilling on the project.

The Company has sufficient free working capital to meet present requirements and execute its business plan.  The Company expects it will need to raise additional funding by way of the issuance of equity in the next twelve to eighteen months.  However, there is no assurance that additional funding will be available to the Company and the Company may again become dependent upon the efforts and resources of its directors and officers for future working capital.

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

Trend Information

Other than the obligations under the Company’s property option agreements set out in Item 4. Information on the Company – Business Overview and Item 5. Operating and Financial Review and Prospects – Tabular Disclosure of Contractual Obligations, there are no identifiable trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Company’s liquidity either increasing or decreasing at present or in the foreseeable future.  The Company will require sufficient capital in the future to meet its acquisition payments and other obligations under property option agreements for those properties it considers worthy to incur continued holding and exploration costs upon.  The need to make such payments is a “Trend” as it is unlikely that all such obligations will be eliminated from the Company’s future business activities.  The Company intends to utilize cash on hand in order to meet its obligations under property option agreements until at least December 31, 2006. It is unlikely that the Company will generate sufficient operating cash flow to meet these ongoing obligations in the foreseeable future. Accordingly, subsequent to December 31, 2006, the Company may need to raise additional capital by issuance of equity.  At this time the Company has no plan or intention to issue any debt in order to raise capital for future requirements.

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

Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

Payments due by period

Contractual Obligations*	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Sierra de Ramirez Property	US$1,467,000	US$192,000	US$1,225,000	US$50,000	Nil
Adargas Property	US$1,647,700	US$172,700	US$875,000	US$600,000	Nil
Cinco de Mayo Property	US$1,750,000	US$275,000	US$875,000	US$600,000	Nil
TOTAL	US$4,864,700	US$639,700	US$2,975,000	US$1,250,000	Nil

* A description of the written agreements pursuant to which these obligations arise is contained in Item 4. Information on the Company – Business Overview.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table sets forth all of our current directors and executive officers, with each position and office held by them.  Each director’s term of office expires at the next annual general meeting of shareholders of the Company.

All of our directors and senior management own, as a group, 3,236,659 shares or 8.74% of all of the outstanding shares as at May 31, 2006.

Name, Age, Position Held and Place of Residence	Director since	Principal Occupation During the Past Five Years
Daniel T. MacInnis, 54 Director, President and Chief Executive Officer British Columbia, Canada	February 1, 2005

February 2005, President of the Company; October 2003 to February 2005, VP Exploration, Sargold Resources Corp. Sardinia, Italy; from 1999 to October 2003, Mr. MacInnis ran D. MacInnis Exploration and Consulting in Reno, Nevada.

Peter K. Megaw, 53 Director Tucson, Arizona, USA	February 6, 2006

Dr. Megaw has been the president of IMDEX/Cascabel and co-founder of Minera Cascabel S.A. de C.V. since their inception in 1988. He specializes in property evaluation and acquisition for clients through collaboration with his associates in Cascabel.

David G.S. Pearce, 50 Secretary, Director and Audit Committee Member British Columbia, Canada	June 11, 1999

1999 to April 2003, President of the Company; 1999 to present, director of the Company; June 1995 to present, President of Function Gate Hardware Ltd. and Function Gate Holdings Ltd.; 1992 to present, President of Mega Capital Corp.; 1992 to present, director of Kruger Capital Corp.; 1990 to present, President of Palmer Beach Properties

Eric H. Carlson, 47 Director and Audit Committee Member British Columbia, Canada	June 11, 1999

1999 to present, a director of the Company; July 1994 to present, President and Chief Executive Officer, Anthem Properties (1993) Ltd.; July 1994 to present, President and Chief Executive Officer, Anthem Properties Corp.; 1992 to present, President of Kruger Capital Corp.

R. Michael Jones, 42 Director and Audit Committee Member British Columbia, Canada	March 31, 2003	President of Platinum Group Metals Ltd. from February 2000 to present; previously Vice President of Corporate Development for Aber Resources Ltd. from September 1997 to September 1999.
Gordon Neal, 51 Vice President, Corporate Development British Columbia, Canada	N/A	December 1, 2003 to present, Vice-President, Corporate Development of the Company; previously President of Neal MacInerney Investor Relations
Frank Hallam, 45 Chief Financial Officer British Columbia, Canada	N/A

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

Daniel T. MacInnis (Age 54)

Mr. MacInnis is currently the Company’s President and CEO. Mr. MacInnis is a registered professional geoscientist (P.Geo.) with almost thirty years of global experience in the exploration industry.  Working within the Noranda/Hemlo and Battle Mountain Gold organizations, he held a number of senior management positions in Saudi Arabia, Ireland, Canada and the United States. This included Director of Exploration for North and Central America for Battle Mountain Gold. Most recently he was Vice President of Exploration for Sargold Resources Corporation in Italy. Mr. MacInnis has extensive global experience in property acquisitions and joint venture negotiations and exploration. A number of significant mineral discoveries have been made under the guidance of Mr. MacInnis. Discoveries include gold and base metal deposits in the US, Canada, Ireland and Mexico. Mr. MacInnis is a graduate of Saint Francis Xavier University with a BSc. in Geology.

Peter K. Megaw (Age 53)

Dr. Megaw was added to the board of directors in January 2006. His initial involvement in Mexican geology was through his MS research at the University of Texas at Austin, and later his Ph.D. work at the University of Arizona. The latter was an in-depth exploration-focused geological/geochemical study of the Santa Eulalia Ag-Pb-Zn District, Chihuahua and Carbonate Replacement Deposits (CRDs) in general. Peter has become a well-known individual in the Mexican mining industry. He has given seminars on the legal, logistical, and geological realities of mining exploration in Mexico to over 25 major and junior companies over the last 15 years. Peter’s primary exploration foci are CRDs, Vein Deposits and Porphyry Copper Deposits. He specializes in property evaluation and acquisition for clients through collaboration with his associates in Cascabel.  Dr. Megaw has been president of IMDEX/Cascabel and co-founder of Cascabel since their inception in 1988.

Dr. Megaw will devote approximately 10% of his time towards the Company’s affairs. He has not entered into a non-competition or non-disclosure agreement with the Company.

David G.S. Pearce (Age 50)

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

Eric H. Carlson (Age 47)

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

R. Michael Jones (Age 42)

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

Gordon K. Neal (Age 51)

Mr. Neal was the founder of Neal McInerney Investor Relations, which grew to be the second largest Investor Relations firm in Canada with international offices serving a Financial Post 500 and Forbes 100 client base. During his time as President of this firm he marketed more than $4 billion of debt and equity to institutional investors in Canada, the United States and Europe. Mr. Neal has been a consultant to TVX Gold, Glamis Gold, Santa Elina Gold and Hillsborough Resources.

Frank R. Hallam (Age 45)

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

Compensation

The directors of the Company do not receive any cash compensation for services rendered in their capacity as directors of the Company.  Certain information about payments to particular officers and directors is set out in the following table:

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year Ended	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options /SARs (1) Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP (2) Payouts ($)	All Other Compen-sation ($)
Daniel MacInnis(3) Director, President and CEO	2005 2004 2003 2002 2001	$119,000 Nil Nil Nil Nil	$30,000 Nil Nil Nil Nil	Nil Nil Nil Nil Nil	360,000 (4) Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil
David G.S. Pearce Secretary and Director; Former President and CEO	2005 2004 2003 2002 2001	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	75,000 (5) Nil 125,000 (7) Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil

Eric H. Carlson Director; former CFO	2005 2004 2003 2002 2001	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	75,000 (5) Nil 125,000 (7) Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil
R. Michael Jones Director	2005 2004 2003 2002 2001	Nil Nil Nil Nil Nil	$5,000 Nil Nil Nil Nil	Nil Nil $1,362 Nil Nil	100,000 (6) Nil 225,000(8) Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil
Peter Megaw Director	2005 2004 2003 2002 2001	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	$5,000 Nil Nil Nil Nil	50,000 (5) Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil
George S. Young (10) Former President and CEO	2005 2004 2003 2002 2001	Nil $93,870 $90,325 Nil Nil	Nil Nil $7,000 Nil Nil	Nil Nil Nil Nil	75,000 (6) Nil 225,000(8) Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil
Frank Hallam CFO	2005 2004 2003 2002 2001	Nil Nil $1,600 Nil Nil	$5,000 Nil Nil Nil Nil	Nil Nil Nil Nil Nil	100,000 (5) Nil 75,000 (9) Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil

Notes:

(1)

“SAR” or “stock appreciation right” means a right granted by the Company or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Company.  No SARs have been issued by the Company.

(2)

“LTIP” or “long term incentive plan” means any plan that provides compensation intended to motivate performance over a period greater than one financial year, but does not include option or stock appreciation right plans or plans for compensation through shares or units that are subject to restrictions on resale.

(3)

Daniel MacInnis became the President and Chief Executive Officer of the Company on February 1, 2005.

(4)

Of these options, 250,000 are exercisable at a price of $1.06 each until February 1, 2010 and 110,000 are exercisable at a price of $1.00 each until December 1, 2010.

 (5)

These options are exercisable at a price of $1.06 each until January 12, 2010.

 (6)

These options are exercisable at a price of $1.06 each until January 24, 2010.

 (7)

Of these options, 75,000 are exercisable at a price of $0.50 each until April 15, 2008 and 50,000 are exercisable at a price of $0.70 each until May 12, 2008.

 (8)

Of these options, 175,000 are exercisable at a price of $0.50 each until April 15, 2008 and 50,000 are exercisable at a price of $0.70 each until May 12, 2008.

 (9)

These options are exercisable at a price of $0.70 each until May 12, 2008.

 (10)

Mr. Young was appointed the Company’s President and CEO on April 15, 2003 and resigned such offices on February 1, 2005. He resigned as a director on January 1, 2006.

Dan MacInnis currently receives $10,900 per month for services rendered in his capacity as the President of the Company.

Peter Megaw also receives fees from IMDEX, a company controlled by him, for consulting services he provides to MAG. During the year ended December 31, 2005, MAG paid IMDEX $185,236. Dr. Megaw also controls Cascabel, which received fees of $538,886 during the year ended December 31, 2005 as property payments from MAG and for consulting services provided to MAG.

Pension Plans

We do not provide pension, retirement or similar benefits for directors, senior management or employees.

Board Practices

The current directors were elected to their positions at the annual meeting of shareholders held on June 13, 2006.  Each of the directors continues to serve until the next meeting of shareholders unless his office is vacated earlier in accordance with the Articles of the Company or the provisions of the Business Corporations Act (British Columbia).  Our directors are appointed annually at the annual general meeting of shareholders.  Our officers are appointed by the board and serve at the board’s pleasure. We have not entered into service contracts with any of our directors other than Daniel MacInnis.

Effective January 25, 2005, the Company entered into an employment agreement (the “Employment Agreement”) with Daniel MacInnis, the President, Chief Executive Officer and a director of the Company, pursuant to which Mr. MacInnis receives stock options and is paid a base salary of $10,900 per month to manage the day-to-day operations of the Company for an indefinite term. The Company may terminate the Employment Agreement on notice without cause upon payment of two months’ salary and provision of benefits for the earlier of two months or until Mr. MacInnis obtains comparable benefits from another source. Mr. MacInnis may terminate the Employment Agreement at any time by providing 90 days’ written notice to the Company.

We have not formed a compensation committee.

The Audit Committee, comprised of David Pearce, Eric Carlson and R. Michael Jones, meets once per quarter. The audit committee also meets periodically with management and the independent auditors to review financial reporting and control matters. It is responsible for reviewing with the independent auditor all financial statements of the Company to be submitted to an annual general meeting of our shareholders, prior to their consideration by the Board of Directors. The following is the text of the current Charter for the Audit Committee as adopted by the Board on March 28, 2006.  Such Charter may be amended by the Board in the future in light of evolving corporate governance standards.

Overall Purpose / Objectives

The Audit Committee will assist the board of directors (the “Board”) in fulfilling its responsibilities. The Audit Committee will review the financial reporting process, the system of internal control and management of financial risks, the audit process, and the Company’s process for monitoring compliance with laws and regulations and its own code of business conduct. In performing its duties, the committee will maintain effective working relationships with the Board of Directors, management, and the external auditors and monitor the independence of those auditors. To perform his or her role effectively, each committee member will obtain an understanding of the responsibilities of committee membership as well as the Company’s business, operations and risks.

Authority

The Board authorizes the audit committee, within the scope of its responsibilities, to seek any information it requires from any employee and from external parties, to obtain outside legal or professional advice and to ensure the attendance of Company officers at meetings as appropriate.

Organization

Membership

The Audit Committee will be comprised of at least three members, a majority of which are not officers or employees of the Company, at least one of whom will have accounting or related financial management expertise.

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

- Review any legal matters which could significantly impact the financial statements as reported on by the Company’s counsel and meet with outside independent counsel whenever deemed appropriate.

- Review the annual and quarterly financial statements, including Management’s Discussion and Analysis with respect thereto, and all annual and interim earnings press releases, prior to public dissemination, including any certification, report, opinion or review rendered by the external auditors and determine whether they are complete and consistent with the information known to committee members; determine that the auditors are satisfied that the financial statements have been prepared in accordance with generally accepted accounting principles.

- Pay particular attention to complex and/or unusual transactions such as those involving derivative instruments and consider the adequacy of disclosure thereof.

- Focus on judgmental areas, for example those involving valuation of assets and liabilities and other commitments and contingencies.

- Review audit issues related to the Company’s material associated and affiliated companies that may have a significant impact on the Company’s equity investment.

- Meet with management and the external auditors to review the annual financial statements and the results of the audit.

- Evaluate the fairness of the interim financial statements and related disclosures including the associated Management’s Discussion and Analysis, and obtain explanations from management on whether:

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

- Review the external auditors’ proposed audit scope and approach and ensure no unjustifiable restriction or limitations have been placed on the scope.

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

- Review and approve the Company’s hiring policies regarding partners, employers and former partners and employees of the present and former external auditors of the Company.

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

- With regard to the Company’s internal control procedures, the Audit Committee is responsible to:

(c)

review the appropriateness and effectiveness of the Company’s policies and business practices which impact on the financial integrity of the Company, including those related to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting and risk management; and

(d)

review compliance under the Company’s business conduct and ethics policies and to periodically review these policies and recommend to the Board changes which the Audit Committee may deem appropriate; and

(e)

review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Company; and

(f)

periodically review the Company’s financial and auditing procedures and the extent to which recommendations made by the internal audit staff or by the external auditors have been implemented.

Employees

As of May 31, 2006, we had a total of three (3) full-time and one (1) part-time employees/contract employees/consultants located in the Vancouver office. None of the employees are unionized.

Share Ownership

Name and Title	Share Ownership (1)	% Share Ownership
Daniel T. MacInnis Director, President and Chief Executive Officer	530,000	1.23%
David G.S. Pearce Director, Secretary and Audit Committee Member	682,500	1.58%
Eric H. Carlson Director and Audit Committee Member	981,800	2.28%
R. Michael Jones Director and Audit Committee Member	448,102	1.04%
Peter K. Megaw Director	916,157	2.13%
Frank Hallam Chief Financial Officer	200,000	0.46%
Gordon Neal Vice President, Corporate Development	288,000	0.67%
All Directors and Senior Management as a group	4,046,559	9.38%

Notes:

(1)

As of May 31, 2006, including options described in the table below.

Stock Options

At the Company’s annual general meeting held on March 31, 2003, shareholders adopted the Company’s 2003 Stock Option Plan (the “Stock Option Plan”).  The effective date of the Stock Option Plan is February 24, 2003, being the date the Board approved the Stock Option Plan, and it will terminate February 24, 2013. The following is a summary of the Stock Option Plan.

The maximum number of Common Shares to be reserved for issuance under the Stock Option Plan will not exceed 10% of the number of Common Shares of the Company issued and outstanding on the applicable date of grant. The Stock Option Plan will be administered by a stock option committee (the “Committee”) of the Company’s Board consisting of not less than two of its members. The Stock Option Plan provides that options may be granted to any employee, officer, director or consultant of the Company or a subsidiary of the Company. The options issued pursuant to the Stock Option Plan will be exercisable at a price not less than the market value of the Company’s Common Shares at the time the option is granted. Options under the Stock Option Plan will be granted for a term not to exceed five years from the date of their grant, provided that if the Company is then a “Tier 1” company listed on the TSX Venture Exchange, the term of the option will be not more than 10 years. Options granted under the Stock Option Plan will be subject to such vesting schedule as the Committee may determine.  In the event that an option is to be terminated prior to expiry of its term due to certain corporate events, all options then outstanding shall become immediately exercisable for 10 days after notice thereof, notwithstanding the original vesting schedule. Options will also be non-assignable and non-transferable, provided that they will be exercisable by an optionee’s legal heirs, personal representatives or guardians for up to six months following the death or termination of an optionee due to disability, or up to six months following the death of an employee if the employee dies within 6 months of termination due to disability.  All such options will continue to vest in accordance with their original vesting schedule.

The following options of the Company are presently outstanding:

Name	Position with the Company	Number of Common Shares under Option	Exercise Price	Expiry Date
Daniel T. MacInnis	Director, President and Chief Executive Officer	100,000 110,000 250,000 460,000	$3.00 $1.00 $1.06	Feb 6/11 Dec 1/10 Feb 1/10
David G.S. Pearce	Director, Secretary and Audit Committee Member	75,000 75,000 75,000 50,000 275,000	$3.00 $1.06 $0.50 $0.70	Feb 6/11 Jan 12/10 April 22/08 May 12/08
Eric H. Carlson	Director and Audit Committee Member	75,000 75,000 75,000 50,000 275,000	$3.00 $1.06 $0.50 $0.70	Feb 6/11 Jan 12/10 April 22/08 May 12/08
R. Michael Jones	Director	75,000 100,000 169,500 50,000 394,500	$3.00 $1.06 $0.50 $0.70	Feb 6/11 Jan 21/10 April 22/08 May 12/08
Peter Megaw	Director and Consultant	150,000 50,000 200,000	$3.00 $1.06	Feb 6/11 Jan 12/10
Frank Hallam	Chief Financial Officer	100,000 100,000 200,000	$3.00 $1.06	Feb 6/11 Jan 12/10
Gordon Neal	Consultant	75,000 80,000 100,000 255,000	$3.00 $0.75 $1.06	Feb 6/11 Aug 5/10 Jan 12/10
Grace To	Consultant	10,000 75,000 50,000 75,000 210,000	$4.04 $1.06 $0.70 $0.50	Mar 28/11 Jan 12/10 May 12/08 Apr 22/08
Marshal House	Consultant	20,000 30,000 20,000 70,000	$4.04 $1.06 $0.70	Mar 28/11 Jan 12/10 May 12/08
John Foulkes	Consultant	10,000 15,000 15,000 40,000	$4.04 $1.14 $1.06	Mar 28/11 Oct 3/10 Jan 12/10
Carrie Cojocari	Consultant	10,000 15,000 8,000 33,000	$4.04 $1.14 $1.06	Mar 28/11 Oct 3/10 Jan 12/10
Sarah Burns	Consultant	10,000 7,500 17,500	$4.04 $1.14	Mar 28/11 Oct 3/10
Erin Airton	Consultant	10,000 25,000 35,000	$4.04 $1.02	Mar 28/11 Dec 12/10
Kenneth Kuiper	Consultant	10,000 21,500 31,500	$4.04 $1.55	Mar 28/11 Jan 10/11
Rubilyn Lapiz	Employee	25,000	$3.56	Mar 20/11
Tyler Malden	Consultant	10,000	$4.04	Mar 28/11
Paz Pino	Consultant	10,000	$4.04	Mar 28/11
Darin Wagner	Consultant	10,000	$4.04	Mar 28/11
Carl A Kuehn	Consultant	50,000	$4.04	Mar 28/11
Porfirio Padilla	Consultant	50,000	$4.04	Mar 28/11

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth, as at May 31, 2006, certain information with respect to the beneficial ownership of our common shares by each shareholder known by us to be the beneficial owner of more than 5% of our outstanding common shares including the executive officers and directors. Unless otherwise indicated by footnote, we believe that the beneficial owners of the common shares listed below, based on information furnished by such owners, have sole investment and voting power with respect to such common shares, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the United States Securities and Exchange Commission and generally includes voting or investment power with respect to securities. The shareholders below have identical voting rights to the other shareholders.

Title of Class	Identity of Holder	Date	Number of Common Shares	Percentage of Beneficially Owned
Common Shares	N/A	N/A	N/A	N/A

United States Shareholders

As of May 31, 2006 we had 25 registered shareholders with addresses in the United States representing 8.91% of the then issued and outstanding shares. In addition, residents of the United States may beneficially own common shares registered in the names of non-residents of the United States.

Related Party Transactions

None of our directors or senior officers, and no associates or affiliates of any of them is or has been materially indebted to us or our subsidiaries at any time. None of our experts or counsel was employed on a contingent basis or owns any shares, which is material to such person.

George Young received 250,000 common shares of the Company and R. Michael Jones received 50,000 common shares of the Company as finders fees in connection with the Company’s acquisition of Lagartos, which shares were also held in escrow under an agreement dated April 8, 2003. These shares were released from escrow as to 10% on April 21, 2003 and 15% each six months thereafter so that all such shares were released by April 21, 2006.  The Company priced these shares at $0.50 per share.

Pursuant to an office lease agreement between the Company and Anthem Works Ltd. (“Anthem”), a company of which Eric Carlson is an officer and director, during the year ended December 31, 2005, the Company accrued or paid $62,333 to Anthem.

Pursuant to an office services agreement between the Company and Platinum Group Metals Ltd. (“PTM”), a public company of which R. Michael Jones is an officer, director, employee and shareholder, and Frank Hallam is a director, during the year ended December 31, 2005, the Company accrued or paid PTM $133,329 and included in accounts payable at December 31, 2005 is Nil payable in respect of management services and expense reimbursement provided to PTM.

For the year ended December 31, 2005, Dan MacInnis, the Company’s President, received $149,900 in compensation for legal and management services, R. Michael Jones received $5,000 for consulting services, and Frank Hallam received $5,000 for consulting services.

Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

Financial Statements

Our audited consolidated financial statements which comprises our consolidated balance sheets as at December 31, 2005 and 2004 and the consolidated statements of operations, of shareholders’ equity and of cash flows for each of the years in the three year period ended December 31, 2005 and the notes to those statements and the report of independent registered chartered accountants thereon, are included under Item 17 of this Form 20-F.

Dividend Policy

The Company has not declared any dividends and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Significant Changes

There have been no significant changes since December 31, 2005.

ITEM 9. THE OFFER AND LISTING

Markets and Price History

Our common shares have been listed and posted for trading on the TSX Venture Exchange (symbol:  MAG) since April 19, 2000.  Since then, the high-low stock range has been between $0.04 and $4.49.  The closing price of our common shares on May 31, 2006 was $2.34.

The annual high-low ranges for our common shares on the Exchange since 2001 are set out below, as well as the quarterly high-low range for the last two financial years.

Year	High	Low
2005	$1.53	$0.62
2004	$2.45	$0.54
2003	$2.65	$0.48
2002	$0.17	$0.04
2001	$0.35	$0.05
2006	High	Low
1st Quarter	$4.49	$1.34
2005	High	Low
1st Quarter	$1.10	$0.88
2nd Quarter	$1.29	$0.73
3rd Quarter	$1.25	$0.62
4th Quarter	$1.53	$0.91

2004	High	Low
1st Quarter	$2.45	$1.95
2nd Quarter	$2.19	$1.15
3rd Quarter	$1.40	$0.54
4th Quarter	$1.32	$0.95

The monthly high-low ranges for our common shares on the Exchange since November 2005 is set out below.

Month	High	Low
May	$3.50	$2.21
April	$4.48	$2.20
March	$4.49	$3.15
February	$3.75	$2.50
January	$3.57	$1.34
December	$1.53	$0.97

At May 31, 2006, we had 37,037,194 common shares issued and outstanding and held by 47 owners of record.

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

At the Company’s annual meeting of shareholders held on June 15, 2005, the Company obtained the approval of its shareholders to adopt new articles (the “New Articles”) for the Company. The new Articles became effective July 27, 2005. Generally, the New Articles may be amended by a special resolution of the shareholders approved by not less than 66 (2/3%) of the votes cast and by filing thereafter with the Registrar of Companies for the Province of British Columbia. The New Articles have been added to this report as Exhibit 3(a).

As at May 31, 2006 our authorized and issued capital is as follows:

Authorized:	Unlimited number of common shares without par value Unlimited number of preferred shares without par value
Issued:	37,037,194 common shares, of which Nil are held in escrow No preferred shares are outstanding

Common Shares

All issued and outstanding Common Shares are fully paid and non-assessable.  Each holder of record of Common Shares is entitled to one vote for each Common Share so held on all matters requiring a vote of shareholders, including the election of directors.  The holders of Common Shares will be entitled to dividends on a pro-rata basis, if, as and when declared by the board of directors.  There are no preferences, conversion rights, pre-emptive rights, subscription rights, or restrictions on transfers attached to the Common Shares.  In the event of our liquidation, dissolution, or winding up, the holders of Common Shares are entitled to participate in our assets available for distribution after satisfaction of the claims of creditors. Provisions as to the creation, modification, amendment or variation of such rights or such provisions are contained in the Business Corporations Act (British Columbia) and the Notice of Articles and Articles of the Company do not contain any additional provisions which are more stringent than those contained in the Business Corporations Act (British Columbia). Generally, such variations require a resolution of the shareholders approved by not less than 50% of the votes cast and by filing thereafter with Registrar of Companies in the Province of British Columbia.

The Business Corporations Act (British Columbia) does not impose any limitations on the rights to own securities of the Company.

There are no provisions in the Company’s articles, charter or by-laws that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company or any of its subsidiaries.

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

A director’s term of office expires immediately prior to the next annual general meeting.  In general, a director who is, in any way, directly interested in an existing or proposed contract or transaction with us, whereby a duty or interest might be created to conflict with his duty or interest as a director, shall declare the nature and extent of his interest in such contract or transaction or the conflict or potential conflict with his duty and interest as a director.  Generally, such director shall not vote in respect of any such contract or transaction and if he shall do so, his vote shall not be counted, but he shall be counted in the quorum present at the meeting at which such vote is taken.  However, notwithstanding the foregoing, directors shall have the right to vote on determining the remuneration of the directors.

The directors may from time to time on our behalf (a) borrow money in such manner and amount from such sources and upon such terms and conditions as they think fit; (b) issue bonds, debentures and other debt obligation; or (c) mortgage, charge or give other security on the whole or any part of our property and assets.

Shareholders

An annual general meeting shall be held once in every calendar year and within 15 months of the last annual general meeting at such time and place as may be determined by the directors.  A quorum at an annual general meeting and special meeting shall be two shareholders or two proxyholders representing shareholders, or a combination thereof, holding not less than one-twentieth of the issued and outstanding shares entitled to be voted at the meeting. We believe there is no limitation imposed by the laws of British Columbia or by the Notice of Articles or our other constituent documents on the right of a non-resident to hold or vote the Common Shares.

Material Contracts

We have entered into the following material contracts, which may be inspected at the head office of the Company, Suite 328 – 550 Burrard Street, Vancouver, British Columbia, V6C 2B5, during normal business hours:

1.

Sponsorship and Agency Agreement among the Company, Raymond James Ltd. and Pacific International Securities Inc. relating to the Company’s public offering in April 2003.

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

17.

Agreement dated March 17, 2005 among the Company, Lagartos and Peñoles. See Item 4. Information on the Company – Business Overview – The Juanicipio Property.

Exchange Controls

The Company does not believe there are any decrees or regulations under the laws of British Columbia or Canada applicable to it restricting the import or export of capital or affecting the remittance of dividends or other payments to non-resident holders of our Common Shares, other than for the withholding of taxes. There are no restrictions under our Notice of Articles or Articles that limits the right of non-Canadian owners to hold or vote our Common Shares or to receive dividends thereon. We are organized under the laws of British Columbia. There is uncertainty as to whether the Courts of British Columbia would (i) enforce judgments of United States Courts obtained against us or our directors and officers predicated upon the civil liability provisions of the federal securities laws of the United States or (ii) entertain original actions brought in British Columbia Courts against us or such persons predicated upon the federal securities laws of the United States.

There is no limitation imposed by the laws of Canada or our Notice of Articles or Articles on the right of a non-Canadian to hold or vote the Common Shares, other than as provided in the Investment Act (Canada) (the “Investment Act”).  The following discussion summarizes the principal features of the Investment Act for a non-Canadian who proposes to acquire the Common Shares.

The Investment Act generally requires non-Canadian persons or entities acquiring “control” (as defined in the Investment Act) of a corporation carrying on business in Canada to either notify, or file an application for review with, Investment Canada, the federal agency created by the Investment Act. The Investment Act is applicable to, and Investment Canada may review, transactions which result in the direct or indirect acquisition of control of a Canadian business where the gross value of corporate assets, calculated in the manner prescribed, exceeds certain thresholds (generally $5,000,000 in the case of direct acquisitions and $50,000,000 in the case of indirect acquisitions), such thresholds being favourably varied by the Minister each year for WTO investors (as that term is defined in the Investment Act, including the United States), except where the activity of the business is related to uranium production, financial services, transportation or culture. No change of voting control will be deemed to have occurred, for the purposes of the Investment Act, if less than one-third of the voting control of a Canadian corporation is acquired by an investor.

If an investment is reviewable under the Investment Act, an application for review in the form prescribed is normally required to be filed with Investment Canada prior to the investment taking place, and the investment may not be implemented until the review has been completed and the Minister responsible for Investment Canada is satisfied that the investment is likely to be of net benefit to Canada. If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian applicant must not implement the investment, or if the investment has been implemented, may be required to divest itself of control of the business that is the subject of the investment.

Currently 20% of our operations are in Canadian dollars.

Canadian Federal Income Tax Consequences

The following is a summary of the material Canadian federal income tax considerations, as of the date hereof, generally applicable to security holders who deal at arm’s length with us, who, for purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”) and any applicable tax treaty or convention, have not been and will not be resident or deemed to be resident in Canada at any time, and to whom such Common Shares are capital property.  Generally, our Common Shares will be considered to be capital property to a holder thereof provided that the holder does not use such Common Shares in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure in the nature of trade.  All security holders should consult their own tax advisors as to whether, as a matter of fact, they hold our Common Shares as capital property for the purposes of the Canadian Tax Act. This summary does not apply to a non-resident insurer.

This discussion is based on the current provisions of the Canadian Tax Act and the regulations thereunder, the current provisions of the Canada-United States Income Tax Convention (1980) (the “Tax Treaty”) and current published administrative practices of the Canada Revenue Agency.  This discussion takes into account specific proposals to amend the Canadian Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all such

Proposed Amendments will be enacted in their present form.  No assurances can be given that the Proposed Amendments will be enacted in the form proposed, if at all.

Except for the foregoing, this discussion does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations described herein.

THIS SUMMARY IS OF A GENERAL NATURE ONLY.  IT IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF THE CANADIAN INCOME TAX CONSEQUENCES AND SHOULD NOT BE INTERPRETED AS LEGAL OR TAX ADVICE TO ANY PARTICULAR SECURITY HOLDER.  EACH SECURITY HOLDER IS THEREFORE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES.

Generally, our Common Shares will not be “taxable Canadian property” at a particular time provided that such Common Shares are listed on a prescribed stock exchange and the holder, together with persons with whom such holder does not deal at arm’s length, has not owned (or had under option) 25% or more of the issued shares of any class or series of our capital stock at any time within sixty months preceding the particular time.

Generally, a holder of our Common Shares that are not taxable Canadian property will not be subject to tax under the Canadian Tax Act on the sale or other disposition of the Common Shares.

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

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended to the date hereof (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time.  In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any future legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

THE FOLLOWING DISCUSSION IS FOR GENERAL INFORMATION ONLY AND IT IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY HOLDER OR PROSPECTIVE HOLDER OF COMMON SHARES OF THE COMPANY AND NO OPINION OR REPRESENTATION WITH RESPECT TO THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO ANY SUCH HOLDER OR PROSPECTIVE HOLDER IS MADE.  IT WAS NOT WRITTEN AND IS NOT INTENDED TO BE USED, AND CANNOT BE USED, BY ANY PERSON FOR THE AVOIDANCE OF ANY PENALTIES WITH RESPECT TO TAXES THAT MAY BE IMPOSED ON SUCH PERSON.  ACCORDINGLY, HOLDERS AND PROSPECTIVE HOLDERS OF COMMON SHARES OF THE COMPANY ARE URGED TO CONSULT THEIR OWN TAX ADVISORS ABOUT THE FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF COMMON SHARES OF THE COMPANY.

U.S. Holders

As used herein, a “U.S. Holder” is a holder of common shares of the Company who or which is a citizen or individual resident (or is treated as a citizen or individual resident) of the United States for federal income tax purposes, a corporation or partnership created or organized (or treated as created or organized for federal income tax purposes) in the United States, including only the States and District of Columbia, or under the law of the United States or any State or Territory or any political subdivision thereof, or a trust or estate the income of which is includable in its gross income for federal income tax purposes without regard to its source, if, (i) a court within the United States is able to exercise primary supervision over the administration of the trust and (ii) one or more United States trustees have the authority to control all substantial decisions of the trust.  For purposes of this discussion, a U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers and Holders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

Distributions on Common Shares of the Company

U.S. Holders, who do not fall under any of the provisions contained within the “Other Considerations for U.S. Holders” section, and receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States Federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s United States Federal taxable income by those who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” below).  To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the Common Shares and thereafter as gain from the sale or exchange of the Common Shares.  Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

Dividends paid on the Common Shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company.  Because the Company expects that it will be classified as a “passive foreign investment company” as described below, this deduction will not be available to a U.S. Holder which is a corporation.  Since the Company believes it has been a Passive Foreign Investment Company in the preceding fiscal year and expects to be characterized as a Passive Foreign Investment Company in the current fiscal year, the Company will not be treated as a “qualified foreign corporation” for purposes of determining whether dividends paid to noncorporate U.S. Holders will be taxed at a maximum U.S. federal rate of 15%.

Foreign Tax Credit

A U.S. Holder, who does not fall under any of the provisions contained within the “Other Considerations for U.S. Holders” section, and who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year.  There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate shares of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source taxable income bears to his or its world-wide taxable income.  In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic (U.S.) sources.  Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income.  Dividends distributed by the Company will generally constitute foreign source “passive income” or, in the case of U.S. Holders, “financial services income” for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common shares of the Company are urged to consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

A U.S. Holder, who does not fall under any of the provisions contained within the “Other Considerations for U.S. Holders” section, and will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between the amount of cash plus the fair market value of any property received, and the Holder’s tax basis in the common shares of the Company.  This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder unless the Company were to become a controlled foreign corporation.  For the effect on the Company of becoming a controlled corporation, see “Controlled Foreign Company Status” below.  Any capital gain will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.  For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations for U.S. Holders

In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of Common Shares of the Company:

Passive Foreign Investment Company

As a foreign corporation with U.S. shareholders, the corporation could be treated as a passive foreign investment corporation (“PFIC”).  Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes but is not limited to interest, dividends and certain rents and royalties or (ii) at least 50% of its assets held during the year produce or are held for the production of passive income.  The 50% test is based upon the value of the corporation’s assets (or, the adjusted tax basis of its assets, if the company is not publicly traded and is a controlled foreign corporation or makes an election).  The Company believes that it has been a PFIC for each fiscal year since its incorporation, and expects to be characterized as a PFIC this fiscal year.

A U.S. Holder who holds stock in a PFIC is subject to U.S. federal income taxation of that foreign corporation under one of two alternative tax methods at the election of each such U.S. Holder.

As a PFIC, each U.S. Holder must determine under which of the alternative tax methods it wishes to be taxed.  Under one method, a U.S. Holder who elects in a timely manner to treat the Company as a Qualified Electing Fund (“QEF”), as defined in the Code, (an “Electing U.S. Holder”) will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Company qualifies as a PFIC on his pro-rata share of the Company’s (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the U.S. Holder’s taxable year in which (or with which) the Company taxable year ends, regardless of whether such amounts are actually distributed.

A QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his common shares (or deemed to be realized on the pledge of his common shares) as capital gain; (ii) treat his share of the Company’s net capital gain, if any, as long-term capital gain instead of ordinary income, and (iii) either avoid interest charges resulting from PFIC status altogether (see discussion of interest charge below), or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge.  If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as non-deductible “personal interest.”

The procedure a U.S. Holder must comply with in making a timely QEF election will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which the Company is a PFIC.  If the U.S. Holder makes a QEF election in such first year, (sometimes referred to as a “Pedigreed QEF Election”), then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files its tax return for such first year.  If, however, the Company qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder may also elect to recognize as an “excess distribution” (i) under the rules of Section 1291 (discussed below), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the application date or (ii) if the Company is a controlled foreign corporation (“CFC”), the Holder’s pro rata share of the corporation’s earnings and profits. (But see “Elimination of Overlap Between Subpart F Rules and PFIC Provisions”).  Either the deemed sale election or the deemed dividend election will result in the U.S. Holder being deemed to have made a timely QEF election.

With respect to a situation in which a Pedigreed QEF election is made, if the Company no longer qualifies as a PFIC in a subsequent year, normal Code rules and not the PFIC rules will apply.

If a U.S. Holder has not made a QEF Election at any time (a “Non-electing U.S. Holder”), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of his Common Shares and (ii) certain “excess distributions”, as specially defined, by the Company.

A Non-electing U.S. Holder generally would be required to pro-rate all gains realized on the disposition of his Common Shares and all excess distributions over the entire holding period for the Common Shares.  All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Company during such U.S. Holder’s holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income.  The Non-electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year.  A Non-electing U.S. Holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly non-deductible.  The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

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

If a U.S. Holder makes a QEF Election that is not a Pedigreed Election (i.e., it is made after the first year during which the Company is a PFIC and the U.S. Holder holds shares of the Company) (a “Non-Pedigreed Election”), the QEF rules apply prospectively but do not apply to years prior to the year in which the QEF first becomes effective.  U.S. Holders are urged to consult their tax advisors regarding the specific consequences of making a Non-Pedigreed QEF Election.

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

Mark-to-Market Election for PFIC Stock

A U.S. Holder of a PFIC may make a mark-to-market election with respect to the stock of the PFIC if such stock is marketable as defined below.  This provision is designed to provide a current inclusion provision for persons that are Non-Electing Holders.  Under the election, any excess of the fair market value of the PFIC stock at the close of the tax year over the Holder’s adjusted basis in the stock is included in the Holder’s income.  The Holder may deduct the lesser of any excess of the adjusted basis of the PFIC stock over its fair market value at the close of the tax year, or the “unreversed inclusions” with respect to the PFIC stock (the net mark-to-market gains on the stock that the Holder included in income in prior tax years).

For purposes of the election, PFIC stock is marketable if it is regularly traded on (1) a national securities exchange that is registered with the Securities and Exchange Commission (the “SEC”), (2) the national market system established under Section 11A of the Securities Exchange Act of 1934, or (3) an exchange or market that the IRS determines has rules sufficient to ensure that the market price represents legitimate and sound fair market value.

A Holder’s adjusted basis of PFIC stock is increased by the income recognized under the mark-to-market election and decreased by the deductions allowed under the election.  If a U.S. Holder owns PFIC stock indirectly through a foreign entity, the basis adjustments apply to the basis of the PFIC stock in the hands of the foreign entity for the purpose of applying the PFIC rules to the tax treatment of the U.S. owner.  Similar basis adjustments are made to the basis of the property through which the U.S. persons hold the PFIC stock.

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

If PFIC stock is owned by a CFC (discussed below), the CFC is treated as a U.S. person that may make the mark-to-market election. Amounts includable in the CFC’s income under the election are treated as foreign personal holding company income, and deductions are allocable to foreign personal holding company income.

The rules of Code Section 1291 applicable to nonqualified funds generally do not apply to a U.S. Holder for tax years for which a mark-to-market election is in effect.  If Code Section 1291 is applied and a mark-to-market election was in effect for any prior tax year, the U.S. Holder’s holding period for the PFIC stock is treated as beginning immediately after the last tax year of the election.  However, if a taxpayer makes a mark-to-market election for PFIC stock that is a nonqualified fund after the beginning of a taxpayer’s holding period for such stock, a coordination rule applies to ensure that the taxpayer does not avoid the interest charge with respect to amounts attributable to periods before the election.

Controlled Foreign Company Status

If more than 50% of the voting power of all classes of stock or the total value of the stock of the Company is owned, directly or indirectly, by U.S. Holders, each of whom own 10% or more of the total combined voting power of all classes of stock of the Company, the Company would be treated as a “controlled foreign corporation” or “CFC” under Subpart F of the Code.  This classification would bring into effect many complex results including the required inclusion by such 10% U.S. Holders in income of their pro rata shares of “Subpart F income” (as defined by the Code) of the Company and the Company’s earnings invested in “U.S. property” (as defined by the Code).  In addition, under Section 1248 of the Code, gain from the sale or exchange of common shares of the Company by such a 10% U.S. Holder of Company at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the Company attributable to the stock sold or exchanged.  Because of the complexity of Subpart F, and because the Company may never be a CFC, a more detailed review of these rules is beyond of the scope of this discussion.

Elimination of Overlap between Subpart F Rules and PFIC Provisions

A PFIC that is also a CFC will not be treated as a PFIC with respect to certain 10% U.S. Holders.  For the exception to apply, (i) the corporation must be a CFC within the meaning of section 957(a) of the Code and (ii) the U.S. Holder must be subject to the current inclusion rules of Subpart F with respect to such corporation (i.e., the U.S. Holder is a “United States Shareholder,” see “Controlled Foreign Corporation,” above).  The exception only applies to that portion of a U.S. Holder’s holding period beginning after December 31, 1997.  For that portion of a United States Holder before January 1, 1998, the ordinary PFIC and QEF rules continue to apply.

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

Information Reporting and Backup Withholding

U.S. Holders may be subject to information reporting and may be subject to backup withholding, currently at up to a 28% rate, on dividends or other distributions on the common shares of the Company.

Backup withholding will generally not apply, however, to a U.S. Holder who:

•

furnishes a correct taxpayer identification number and certifies that he, she or it is not subject to backup withholding on the substitute Form W-9 (or substitute form); or

•

is otherwise exempt from backup withholding.

Non-U.S. Holders generally will not be subject to U.S. information reporting or backup withholding.  However, such holders may be required to provide certification of non-U.S. status (generally, on IRS Form W-8BEN) in connection with payments received in the United States or through certain U.S.-related financial intermediaries.

Backup withholding is not an additional tax.  Any amounts withheld from a payment to a holder under the backup withholding rules may be credited against the holder’s U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information.

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

PART II

ITEM 13. DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS
OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2005, the Company, under the supervision and with the participation of its management, including the Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of the Company’s disclosure controls and procedures (as defined in U.S. Exchange Act Rule 13a-14(c)). The Company’s management necessarily applied its judgment in assessing such controls and procedures, which by their nature can provide only a reasonable assurance regarding management’s control objectives. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of such date, the Company’s disclosure controls and procedures were effective at the reasonable assurance level for gathering, analyzing and disclosing the information the Company is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms.

Changes in internal control over financial reporting

There has been no change in the Company’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that the Company has at least one audit committee financial expert serving on its audit committee.  The Company’s audit committee financial expert as defined by Item 16A to Form 20-F is Eric H. Carlson, a Chartered Accountant.  Mr. Carlson is “independent” as that term is defined by Section 803 of the American Stock Exchange (AMEX) Company Guide, in accordance with Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

ITEM 16B. CODE OF ETHICS

The Company has adopted codes of ethics applicable to principal executive officer, principal financial officer, and directors and officers. The codes are included as exhibits to this Report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees for professional services rendered by the independent registered accountants, Deloitte & Touche LLP, for the Company and for the years ending December 31, 2005 and December 31, 2004 totalled $70,000 and $42,849, respectively, as detailed in the following table.  All funds are in Canadian dollars:

	Year ended December 31, 2005	Year ended December 31, 2004
Audit Fees	$70,000	$42,849
Audit Related Fees	$Nil	$20,054
Tax Fees	$2,000	$7,700
All Other Fees	$Nil	$Nil
TOTAL	$72,000	$70,603

The nature of the services provided by Deloitte & Touche LLP under each of the categories indicated in the table is described below.

Audit Fees

Audit fees were for professional services rendered by Deloitte & Touche LLP for the audit of the Company’s annual financial statements and services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

Audit-related fees were for assurance and related services reasonably related to the performance of the audit or review of the annual statements that are not reported under “Audit Fees” above.

Tax Fees

Tax fees were for tax compliance, tax advice and tax planning professional services.  These services consisted of: tax compliance including the review of tax returns, and tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax, payroll tax and value added tax).

All Other Fees

Fees disclosed in the table above under the item “all other fees” were incurred for services other than the audit fees, audit-related fees and tax fees described above.

Pre-Approval Policies and Procedures

It is within the mandate of the Company’s Audit Committee to approve all audit and non-audit related fees. The Audit Committee has pre-approved specifically identified audit and non-audit related services, including tax compliance and review of tax returns, as submitted to the Audit Committee from time to time. The Audit Committee is in the process of developing a pre-approval policy for non-audit related services.

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

ITEM 17. FINANCIAL STATEMENTS

The following Financial Statements are filed as part of this Annual Report, together with the Reports of the Independent Auditors:

(1)

Report of Independent Registered Chartered Accountants

(2)

Consolidated Balance Sheets as at December 31, 2005 and 2004

(3)

Consolidated Statements of Operations for each of the years in the three year period ended December 31, 2005 and for the cumulative period from April 21, 21999 to December 31, 2005

(4)

Consolidated Statements of Shareholders’ Equity for each of the years in the three year period ended December 31, 2005 and for the cumulative period from April 21, 1999 to December 31, 2005

(5)

Consolidated Statements of Cash Flows for each of the years in the three year period ended December 31, 2005 and for the cumulative period from April 21, 1999 to December 31, 2005

(6)

Notes to the Consolidated Financial Statements

Report of Independent Registered Chartered Accountants

To the Shareholders of
MAG Silver Corp.
(an exploration stage company)

We have audited the consolidated balance sheets of MAG Silver Corp. (an exploration stage company) as at December 31, 2005 and 2004 and the consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2005 and the cumulative period from April 21, 1999 to December 31, 2005.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2005 and the cumulative period from April 21, 1999 to December 31, 2005 in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly we express no such opinion.

(Signed) Deloitte & Touche LLP

Chartered Accountants
Vancouver, British Columbia
March 20, 2006

Comment by Independent Registered Chartered Accountants on Canada - United States of America Reporting Difference

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements.

Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board, our report to the Shareholders dated March 20, 2006 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the financial statements.

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the change described in Note 2 (h) to the financial statements or there has been a restatement of the financial statements as described in Note 12 (a) to the consolidated financial statements.  Our report to the shareholders dated March 20, 2006 is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.

(Signed) Deloitte & Touche LLP

Chartered Accountants
Vancouver, British Columbia
March 20, 2006

MAG SILVER CORP.
(An exploration stage company)
Consolidated Balance Sheets
	December 31,
	2005	2004
ASSETS
CURRENT
Cash and cash equivalents	$7,560,193	$1,866,360
Accounts receivable (Note 10)	105,071	520,776
Interest receivable	26,412	22,194
Prepaid expenses	22,237	12,850
TOTAL CURRENT ASSETS	7,713,913	2,422,180
EQUIPMENT AND LEASEHOLDS (Note 3)	39,914	41,403
MINERAL RIGHTS (Note 6)	4,858,108	3,276,550
DEFERRED EXPLORATION COSTS (Note 6)	5,463,471	4,034,164
TOTAL ASSETS	$18,075,406	$9,774,297
LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$393,621	$61,837
TOTAL LIABILITIES	393,621	61,837
SHAREHOLDERS' EQUITY
Share capital (Note 4)
Authorized - 1,000,000,000 common shares,
without par value
Issued and outstanding at December 31, 2005
- 36,191,648 common shares (December 31, 2004 -
25,829,538)	20,812,185	11,632,368
Common shares allotted - not issued (9,191 common shares)
(Note 6 (d))	-	9,467
Contributed surplus	915,979	306,166
Deficit	(4,046,379)	(2,235,541)
TOTAL SHAREHOLDERS' EQUITY	17,681,785	9,712,460
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$18,075,406	$9,774,297
CONTINUING OPERATIONS (Note 1)
ON BEHALF OF THE BOARD
(Signed) Dan MacInnis
Dan MacInnis, Director
(Signed) Michael Jones
Michael Jones, Director

See accompanying notes to the consolidated financial statements.

MAG SILVER CORP.
(An exploration stage company)
Consolidated Statements of Operations
				Cumulative
				amount from
				April 21,
	Year ended	Year ended	Year ended	1999 to
	December 31,	December 31,	December 31,	December 31,
	2005	2004	2003	2005
EXPENSES
Accounting and audit	$127,959	$126,837	$142,437	$446,082
Amortization	18,357	11,563	1,861	31,781
Bank charges and interest	1,827	3,021	16,285	21,133
Filing and transfer agent fees	42,254	41,163	54,924	178,586
Foreign exchange (gain) loss	(29,506)	48,349	45,487	64,330
Legal	167,005	71,493	108,517	432,150
Management and consulting fees	415,117	173,444	183,912	772,473
Property investigation expense	4,851	-	-	4,851
Shareholder relations	109,803	81,277	61,359	252,439
Stock compensation expense	611,353	-	75,308	686,661
Telephone and office	252,257	190,910	94,185	547,602
Travel	169,993	52,839	130,732	353,564
Write-off of advances	-	-	-	252,420
Write-off of computer software	-	-	-	2,673
	1,891,270	800,896	915,007	4,046,745
LOSS BEFORE THE FOLLOWING	(1,891,270)	(800,896)	(915,007)	(4,046,745)
INTEREST INCOME	80,432	66,999	77,468	248,494
NET LOSS FOR THE PERIOD	$ (1,810,838)	$(733,897)	$(837,539)	$ (3,798,251)
BASIC AND DILUTED
LOSS PER SHARE	$(0.06)	$(0.03)	$(0.06)
WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING	28,353,901	24,578,037	14,455,369

See accompanying notes to the consolidated financial statements.

MAG SILVER CORP.
(An exploration stage company)
Consolidated Statements of Shareholders' Equity
							Deficit
							accumulated
	Common shares		Shares	Special			during the	Total
	without par value	allotted but		warrants		Contributed	exploration	shareholders'
	Shares	Amount	not issued	Number	Amount	Surplus	stage	equity
Issued for cash	1,500,000	$150,000	$-	-	$-	$-	$-	$ 150,000
Net loss	-	-	-	-	-	-	(4,279)	(4,279)
Balance, October 31, 1999	1,500,000	150,000	-	-	-	-	(4,279)	145,721
Net loss	-	-	-	-	-	-	(3,787)	(3,787)
Balance, December 31, 1999	1,500,000	150,000	-	-	-	-	(8,066)	141,934
Issued for cash	1,500,000	240,222	-	-	-	-	-	240,222
Net loss	-	-	-	-	-	-	(5,641)	(5,641)
Balance, December 31, 2000	3,000,000	390,222	-	-	-	-	(13,707)	376,515
Net loss	-	-	-	-	-	-	(279,639)	(279,639)
Balance, December 31, 2001	3,000,000	390,222	-	-	-	-	(293,346)	96,876
Issued for cash			-	2,400,000	375,000	-	-	375,000
Net loss	-	-	-	-	-	-	(122,631)	(122,631)
Balance, December 31, 2002	3,000,000	390,222	-	2,400,000	375,000	-	(415,977)	349,245
Issued for cash	11,500,000	5,109,766	-	-	-	-	-	5,109,766
Conversion of special warrants	2,400,000	375,000	-	(2,400,000)	(375,000)	-	-	-
Agent's administration
shares (Note 4 (a))	10,000	5,000	-	-	-	-	-	5,000
Finders' fee shares (Note 7 (a))	500,000	250,000	-	-	-	-	-	250,000
Issued to obtain mineral property
option rights	200,000	100,000	-	-	-	-	-	100,000
Issued on acquisition of
Lexington (Note 7 (b))	200,000	180,000	-	-	-	-	-	180,000
Warrants exercised	5,183,995	3,068,996	-	-	-	-	-	3,068,996
Stock options exercised	100,000	26,000	-	-	-	-	-	26,000
Stock options granted to
consultants	-	-	-	-	-	75,308	-	75,308
Net loss	-	-	-	-	-	-	(837,539)	(837,539)
Balance, December 31, 2003	23,093,995	9,504,984	-	-	-	75,308	(1,253,516)	8,326,776
Cumulative effect of change in
accounting policy (Note 2 (h))	-	-	-	-	-	248,128	(248,128)	-
Issued to obtain mineral property
option rights	1,358,793	1,578,752	-	-	-	-	-	1,578,752
Warrants exercised	1,236,750	480,562	-	-	-	-	-	480,562
Stock options exercised	140,000	68,070	-	-	-	(17,270)	-	50,800
Shares allotted to acquire mineral
property option rights	-	-	9,467	-	-	-	-	9,467
Net loss	-	-	-	-	-	-	(733,897)	(733,897)
Balance, December 31, 2004	25,829,538	11,632,368	9,467	-	-	306,166	(2,235,541)	9,712,460
Issued for cash (Note 4 (a))	7,201,176	6,771,672	-	-	-	-	-	6,771,672
Issued to obtain mineral property
option rights	1,654,679	1,337,289	(9,467)	-	-	-	-	1,327,822
Warrants exercised	1,400,755	1,046,566	-	-	-	-	-	1,046,566
Stock options exercised	105,500	24,290	-	-	-	(1,540)	-	22,750
Stock options granted	-	-	-	-	-	611,353	-	611,353
Net loss	-	-	-	-	-	-	(1,810,838)	(1,810,838)
Balance, December 31, 2005	36,191,648	$20,812,185	$-	-	$-	$915,979	$(4,046,379)	$ 17,681,785

See accompanying notes to the consolidated financial statements.

MAG SILVER CORP.
(An exploration stage company)
Consolidated Statements of Cash Flows
				Cumulative
				amount from
				April 21,
	Year ended	Year ended	Year ended	1999 to
	December 31,	December 31,	December 31,	December 31,
	2005	2004	2003	2005
OPERATING ACTIVITIES
Loss for the period	$ (1,810,838)	$(733,897)	$(837,539)	$ (3,798,251)
Items not involving cash:
Write-off of computer software	-	-	-	2,673
Write-off of advances	-	-	-	252,420
Amortization	18,357	11,563	1,861	31,781
Non-cash compensation expense	611,353	-	75,308	686,661
Changes in operating assets and liabilities
Accounts receivable	415,705	(261,275)	(259,425)	(105,071)
Interest receivable	(4,218)	41,933	(64,127)	(26,412)
Prepaid expenses	(9,387)	(4,100)	(8,750)	(22,237)
Accounts payable and accrued liabilities	331,784	(146,181)	149,138	393,621
	(447,244)	(1,091,957)	(943,534)	(2,584,815)
INVESTING ACTIVITIES
Purchase of equipment and leasehold improvements	(16,868)	(18,592)	(32,653)	(74,368)
Advances to Minera Los Lagartos, S.A. de C.V.	-	-	-	(113,139)
Acquisition of Minera Los Lagartos, S.A. de C.V.
(Note 7 (a))	-	-	(7,500)	(7,500)
Acquisition of Lexington Capital Group Inc. (Note 7 (b))	-	-	(350,000)	(350,000)
Mineral rights	(253,736)	(373,653)	(202,132)	(908,271)
Deferred exploration costs	(1,429,307)	(1,976,622)	(2,052,897)	(5,496,628)
Other advances	-	-	-	(252,420)
	(1,699,911)	(2,368,867)	(2,645,182)	(7,202,326)
FINANCING ACTIVITIES
Issue of share capital	7,840,988	531,362	8,217,262	16,972,334
Issue of special warrants	-	-	-	375,000
	7,840,988	531,362	8,217,262	17,347,334
INCREASE (DECREASE) IN CASH	5,693,833	(2,929,462)	4,628,546	7,560,193
CASH AND EQUIVALENTS, BEGINNING OF	1,866,360	4,795,822	167,276	-
CASH AND EQUIVALENTS, END OF PERIOD
(Note 2 (d))	$7,560,193	$1,866,360	$4,795,822	$7,560,193
Interest paid	$-	$-	$12,500	$12,500
Non-cash investing and financing activities:
Issue of shares in connection with acquisition of Minera
Los Lagartos, S.A. de C.V. (Note 7 (a))	$-	$-	$250,000	$250,000
Issue of shares in exchange for mineral property
option rights	$1,337,289	$1,578,752	$100,000	$3,016,041
Issue of shares in connection with acquisition of
Lexington Capital Group Inc. (Note 7 (b))	$-	$-	$180,000	$180,000

See accompanying notes to the consolidated financial statements.

MAG SILVER CORP.

(An exploration stage company)

Year ended December 31, 2005, 2004 and 2003 and cumulative

    from April 21, 1999 to December 31, 2005

1.

CONTINUING OPERATIONS

The Company was incorporated under the Company Act (British Columbia) on April 21, 1999 and its shares were listed on the TSX Venture Exchange on April 21, 2000.

The Company is an exploration company conducting work on mineral properties it has staked or acquired by way of option agreement principally in Mexico. The Company has not yet determined whether the properties on which it is conducting exploration contain any ore reserves that are economically recoverable. The Company defers all acquisition, exploration and development costs related to the properties on which it is conducting exploration. The recoverability of these amounts is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of the interests, and future profitable production, or alternatively, upon the Company’s ability to dispose of its interests on a profitable basis.

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assume that the Company will realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company has incurred losses from inception and does not currently have the financial resources to sustain operations in the long-term. The Company’s ability to continue as a going concern is dependent upon its ability in the future to achieve profitable operations and, in the meantime, to obtain the necessary financing to meet its obligations and repay its liabilities when they become due. External financing, predominantly by the issuance of equity to the public, will be sought to finance the operations of the Company.

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

MAG SILVER CORP.

(An exploration stage company)

Year ended December 31, 2005, 2004 and 2003 and cumulative

    from April 21, 1999 to December 31, 2005

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and include the following significant policies outlined below. These policies conform, in all material respects, with accounting principles generally accepted in the United States of America (“US GAAP”), except as described in Note 12.

(a)

Principles of consolidation

On January 15, 2003, the Company completed its acquisition of Minera Los Lagartos, SA de CV (Note 7 (a)) and on July 16, 2003, its acquisition of Lexington Capital Group Inc. (Note 7 (b)).  The financial statements of entities which are controlled by the Company through voting equity interests, referred to as subsidiaries, are consolidated.  Entities which are jointly controlled, referred to as joint ventures, are proportionately consolidated.  Variable interest entities (“VIEs”), which include, but are not limited to, special purpose entities, trusts, partnerships, and other legal structures, as defined by the Accounting Standards Board in Accounting Guideline (“AcG”) 15, Consolidation of Variable Interest Entities (“AcG 15”), are entities in which equity investors do not have the characteristics of a “controlling financial interest” or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support.  VIEs are subject to consolidation by the primary beneficiary who will absorb the majority of the entities’ expected losses and/or expected residual returns.  The Company does not believe that it has any VIEs subject to consolidation.  All significant intercompany balances and transactions have been eliminated upon consolidation.  The principal subsidiary at December 31, 2005 is Minera Los Lagartos, S.A. de C.V. which holds several properties in Mexico.

(b)

Measurement uncertainty

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reported period. Significant estimates used in preparation of these financial statements include estimates of the net realizable value of mineral properties and deferred exploration costs, asset retirement obligations, stock based compensation, income tax provisions and contingencies. Actual results may differ from those estimated.

MAG SILVER CORP.

(An exploration stage company)

Year ended December 31, 2005, 2004 and 2003 and cumulative

    from April 21, 1999 to December 31, 2005

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c)

Financial instruments

The carrying values of cash and cash equivalents, accounts receivable, interest receivable and accounts payable and accrued liabilities reflected in the balance sheet approximate their respective fair values.

Price risk is the risk that the value of the Company’s financial instruments will vary because of fluctuations in foreign exchange rates and the degree of volatility of these rates.  Certain of the Company’s accounts receivable, accounts payable and accrued liabilities are denominated in Mexican pesos.  The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign exchange rates.

(d)

Cash and cash equivalents

Cash and cash equivalents consist of cash and short-term money market instruments which are readily convertible into cash and have original maturities of 90 days or less.

Details of cash and cash equivalents are as follows:

	2005	2004	2003
Cash	$6,210,193	$66,360	$495,822
Short-term deposits	1,350,000	1,800,000	4,300,000
	$7,560,193	$1,866,360	$4,795,822

(e)

Mineral rights and deferred exploration costs

The Company is in the exploration stage with respect to its activities and accordingly follows the practice of capitalizing all costs relating to the acquisition, exploration and development of its mining rights and crediting all revenues received against the cost of the related interests. At such time as commercial production commences, these costs will be charged to operations on a units-of-production method based on proven and probable reserves. The carrying values related to abandoned interests are charged to operations at the time of any abandonment.

Mineral rights include costs to acquire options to acquire interests in unproven mineral properties.

Deferred exploration costs include direct exploration costs incurred by the Company in its effort to determine the existence of economically mineable ore including the cost of feasibility studies.

MAG SILVER CORP.

(An exploration stage company)

Year ended December 31, 2005, 2004 and 2003 and cumulative

    from April 21, 1999 to December 31, 2005

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)

Mineral rights and deferred exploration costs (continued)

Management reviews the carrying value of mineral rights and deferred exploration costs at least quarterly for evidence of impairment. This review is generally made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company and by others in the related area of interest, and an assessment of the likely results to be achieved from performance of further exploration. When the results of this review indicate that a condition of impairment exists, the Company estimates the net recoverable amount of the deferred exploration costs and related mining rights by reference to the potential for success of further exploration activity and/or the likely proceeds to be received from sale or assignment of the rights. When the carrying values of mining rights or deferred exploration costs are estimated to exceed their net recoverable amounts, a provision is made for the decline in value.

(f)

Equipment and leaseholds

Equipment and leaseholds are recorded at cost and are amortized on the declining balance basis at the following annual rates:

Computer equipment and software

30%

Field equipment

30%

The leasehold improvements are depreciated on a straight-line basis to amortize the costs over the three year term of the related lease.

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

MAG SILVER CORP.

(An exploration stage company)

Year ended December 31, 2005, 2004 and 2003 and cumulative

    from April 21, 1999 to December 31, 2005

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h)

Stock-based compensation

Effective January 1, 2004, the Company adopted the amended recommendations of the CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments.  Under the amended standards of this Section, the fair value of all stock-based awards granted are estimated using the Black-Scholes model and are recorded in operations over their vesting periods.  The compensation cost related to stock options granted after January 1, 2002 is recorded in operations.

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

The total compensation expense recognized in the statement of operations for share purchase options granted in 2005 amount to $611,353.  Had the same basis been applied to share purchase options granted in 2004 and 2003, net earnings would have been as follows:

	2004	2003
Net loss	$733,897	$837,539
Additional compensation expense	-	248,128
Pro forma net loss	$733,897	$1,085,667
Pro forma basic and diluted loss per share	$(0.03)	$(0.08)

For the year ended December 31, 2003, stock-based compensation expense was determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company’s share price of 63%, an annual risk free interest rate of 3.76% and expected lives of five years.  The weighted average fair value of share purchase options granted in 2003 was $0.25 per share.

No stock options were issued in the year ended December 31, 2004 and the fair value of the stock options issued in 2005 are described in Note 4 (b).

MAG SILVER CORP.

(An exploration stage company)

Year ended December 31, 2005, 2004 and 2003 and cumulative

    from April 21, 1999 to December 31, 2005

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i)

Foreign exchange translation

The accounts of the Company’s foreign operations are considered to be integrated with the operations of the Company and are translated into Canadian dollars as follows:

•

monetary assets and liabilities at the rate prevailing at the balance sheet date;

•

non-monetary assets and liabilities at historical rates; and

•

income and expenses at the average rate in effect during the year.

The resulting translation adjustment is included as a component of foreign exchange (gain) loss on the statement of operations.

(j)

Earnings (loss) per common share

Basic earnings (loss) per share calculations are based on the weighted average number of common shares outstanding, after excluding the shares held in escrow for which the conditions for their release were not satisfied (Note 4 (d)).

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

Potentially dilutive securities totalling 5,739,490 for the year ended December 31, 2005 (2,154,500 and 3,584,990 shares arising from outstanding and exercisable stock options and share purchase warrants, respectively) and 3,459,255 shares for the year ended December 31, 2004 (1,030,000 and 2,429,255 shares arising from outstanding exercisable stock options and share purchase warrants, respectively) were not included as their effect would be anti-dilutive.

(k)

Asset retirement obligations

The Company records the present value of asset retirement obligations including reclamation costs when the obligation is incurred and it is recorded as a liability with a corresponding increase in the carrying value of the related mining assets.  The carrying value is amortized over the life of the related mining asset on a units-of-production basis commencing with initial commercialization of the asset.  The liability is accreted to the actual liability on settlement through charges each period in the statement of operations.

MAG SILVER CORP.

(An exploration stage company)

Year ended December 31, 2005, 2004 and 2003 and cumulative

    from April 21, 1999 to December 31, 2005

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(l)

Comparative figures

Certain of the prior years’ comparative figures have been reclassified to conform with the classifications used in 2005.

3.

FIXED ASSETS AND LEASEHOLDS

		2005		2004
		Accumulated	Net book	Net book
	Cost	depreciation	value	value
Computer equipment
and software	$21,889	$9,589	$12,300	$10,698
Field equipment	34,806	15,942	18,864	16,955
Leasehold improvements	15,000	6,250	8,750	13,750
	$71,695	$31,781	$39,914	$41,403

4.

SHARE CAPITAL

(a)

Issued and outstanding

On December 22, 2005, the Company raised gross proceeds of $6,494,749 from the sale of 6,494,749 units at a price of $1.00 per unit in a brokered, non-brokered financing. Each unit consisted of one common share and one-half of one share purchase warrant, with each whole warrant entitling the holder to purchase one share at a price of $1.35 per share for a period of 18 months until June 21, 2007. The Agents were granted warrants to purchase up to 295,190 shares of the Company at a price of $1.35 in partial payment of services rendered in connection with their portion of the financing. The commission paid to the Agents was $295,190, equal to 7% of the gross proceeds of the Offering, comprising of $210,340 in cash and $84,850 in units of the offering.  Each unit consisted of one common share and one-half of one share purchase warrant.  Corporate finance fees, legal fees, TSX fees and related expenditures totalled $113,802. The net proceeds to the Company from the financing were $6,170,607.

On June 29, 2005, the Company issued 750,000 shares with a value of $607,500 to the former option holder of the Don Fippi property to complete the acquisition of the property.  See Note 6 (b).

On June 29, 2005, the Company issued 750,000 shares with a value of $607,500 to the former option holder of the Guigui property to complete the acquisition of the property.  See Note 6 (c).

MAG SILVER CORP.

(An exploration stage company)

Year ended December 31, 2005, 2004 and 2003 and cumulative

    from April 21, 1999 to December 31, 2005

4.

SHARE CAPITAL (Continued)

(a)

Issued and outstanding (continued)

On May 2, 2005 the Company closed the private placement subscribed to by Industrias Peñoles S.A. de C.V. (“Peñoles”) which consisted of 621,577 common shares of MAG Silver Corp. at $0.967. This equates to an investment of $601,065 (US$500,000). See Note 6 (a)(v).

On April 15, 2003, the Company raised gross proceeds of $5,750,000 from the sale of 11,500,000 units at a price of $0.50 per unit. Each unit consisted of one common share and one-half of one share purchase warrant, with each whole warrant entitling the holder to purchase one share at a price of $0.75 per share for a period of two years from the date of closing. The Agents were granted warrants to purchase up to 1,150,000 shares of the Company at the same price in partial payment of services rendered in connection with the financing. The commission paid to the Agents was $460,000, equal to 8% of the gross proceeds of the Offering, including the issue of 10,000 shares of the Company (the “Administration Shares”) as an administration fee in relation to the Offering, valued at $5,000. Corporate finance fees, legal fees and related expenditures totalled $175,234, of which $7,500 was incurred to December 31, 2002. The net proceeds to the Company from the financing were $5,109,766.

The prospectus issued in respect of the financing also qualified 2,400,000 common shares and non-transferable share purchase warrants to purchase up to 1,950,000 common shares of the Company issuable upon the exercise of special warrants issued by the Company in September and December, 2002, which shares and warrants have now been issued. The prospectus also qualified 500,000 finders’ fee shares issued in relation to property acquisitions, of which 200,000 common shares have been issued and 300,000 were initially issued in escrow.

(b)

Stock options

The Company has entered into Incentive Stock Option Agreements (“Agreements”) with directors, officers and employees. The maximum number of stock options which may be granted is limited to 10% of the issued and outstanding shares.

MAG SILVER CORP.

(An exploration stage company)

Year ended December 31, 2005, 2004 and 2003 and cumulative

    from April 21, 1999 to December 31, 2005

4.

SHARE CAPITAL (Continued)

(b)

Stock options (continued)

At the date the Agreements are entered into, the exercise price of each option is set at the fair value of the common shares at the date of grant.  The following table summarizes the Company’s options:

		Weighted		Weighted
	Year ended	average	Year ended	average
	December 31,	exercise	December 31,	exercise
	2005	price	2004	price
Balance outstanding,
beginning of year	1,030,000	$0.54	1,170,000	$0.52
Activity during the year
Options granted	1,240,000	1.03	-	-
Options cancelled	(10,000)	1.06	-	-
Options exercised	(105,500)	0.22	(140,000)	0.36
Balance outstanding,
end of year	2,154,500	$0.84	1,030,000	$0.54

The following table summarizes options outstanding and exercisable at December 31, 2005:

	Number outstanding	Weighted average	Weighted
	and exercisable at	remaining	average
Exercise	December 31,	contractual life	exercise
price	2005	(years)	price
$0.50	569,500	2.29	$0.50
0.70	355,000	2.36	0.70
0.75	90,000	4.60	0.75
1.00	110,000	4.92	1.00
1.02	25,000	4.95	1.02
1.06	960,000	4.05	1.06
1.14	45,000	4.76	1.14
	2,154,500	3.40	$0.84

During the current year the Company granted 1,240,000 stock options, and later cancelled 10,000 of these. During the year ended December 31, 2004 no stock options were granted. The Company has recorded $611,353 (2004 - $Nil) of compensation expense relating to stock options granted to employees and consultants in the year ended December 31, 2005.

MAG SILVER CORP.

(An exploration stage company)

Year ended December 31, 2005, 2004 and 2003 and cumulative

    from April 21, 1999 to December 31, 2005

4.

SHARE CAPITAL (Continued)

(b)

Stock options (continued)

For the year ended December 31, 2005, stock-based compensation expense was determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company’s share price of 80%, an annual risk free interest rate of 3.5% and expected lives of three years.

(c)

Share purchase warrants

		Weighted
		average
	Number	exercise
	of warrants	price
Balance at December 31, 2003	3,666,005	$0.63
Exercised and converted into common shares	(1,236,750)	0.39
Balance at December 31, 2004	2,429,255	0.75
Issued in connection with issuance of common
shares	3,584,990	1.35
Exercised and converted into common shares	(1,400,755)	0.75
Expired	(1,028,500)	0.75
Balance at December 31, 2005	3,584,990	$1.35

The following table summarizes information about the warrants outstanding at December 31, 2005:

Exercise	Warrants
price	outstanding	Expiry date
$1.35	3,584,990	June 21, 2007

(d)

Shares held in escrow

At December 31, 2005, 45,000 of the of the originally escrowed common shares issued in connection with the finders fee (Note 4 (a)) and 225,000 of the original 1,500,000 common shares issued to directors and officers of the company are still held in escrow and are scheduled to be released on April 21, 2006.

MAG SILVER CORP.

(An exploration stage company)

Year ended December 31, 2005, 2004 and 2003 and cumulative

    from April 21, 1999 to December 31, 2005

5.

INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the pre-tax loss due to the following:

	2005	2004	2003
Statutory tax rates	34.87%	35.60%	37.60%
Recovery of income taxes computed at
statutory rates	$631,439	$261,267	$314,915
Non-deductible expenses	(215,930)	(4,116)	(28,316)
Lower effective tax rate on loss in
foreign jurisdictions	(6,363)	(1,973)	(1,603)
Future tax benefits not recognized in
the period that the loss arose	(409,146)	(255,178)	(284,996)
	$-	$-	$-

The approximate tax effect of each type of temporary difference that gives rise to the Company’s future income tax assets are as follows:

	2005	2004
Canadian operating loss carryforwards	$1,023,908	$651,097
Mexican operating loss carryforwards	1,669,599	1,223,600
Canadian capital losses carried forward	41,649	44,100
Share issuance costs	192,478	136,750
Total future income tax assets	2,927,634	2,055,547
Less valuation allowance	(1,130,648)	(831,947)
Net future income tax assets	1,796,986	1,223,600
Future income tax liability
Excess of book value of mineral rights and deferred
exploration costs over tax values	(1,796,986)	(1,223,600)
Net future income tax assets	$-	$-

At December 31, 2005, the Company has Canadian non-capital loss carryforwards aggregating $3,103,000, expiring between 2006 and 2015, available to offset future taxable income and capital loss carryforwards of $252,000 which are available only to offset future capital gains for tax purposes and may be carried forward indefinitely.

At December 31, 2005, the Company has Mexican tax loss carryforwards aggregating $5,962,000, expiring between 2012 and 2015, available to offset future taxable income.

MAG SILVER CORP.

(An exploration stage company)

Year ended December 31, 2005, 2004 and 2003 and cumulative

    from April 21, 1999 to December 31, 2005

6.

MINERAL RIGHTS AND DEFERRED EXPLORATION COSTS

	Year ended December 31, 2005
					Sierra de		Cinco de
	Juanicipio	Don Fippi	Guigui	Lagartos	Ramirez	Adargas	Mayo	Total
Acquisition costs
of mineral rights
Balance, beginning of year	$912,657	$801,068	$962,281	$39,629	$171,175	$198,613	$191,127	$3,276,550
Incurred during year	6,801	621,604	608,891	-	158,679	90,774	94,809	1,581,558
Balance, end of year	$919,458	$1,422,672	$1,571,172	$39,629	$329,854	$289,387	$285,936	$4,858,108

Deferred exploration costs
Camp costs	$10,855	$63,793	$12,865	$16,009	$2,630	$2,672	$9,637	$118,461
Drilling	5,521	119,296	243,972	4,056	-	-	-	372,845
Geochemical	650	2,228	3,724	21,728	-	-	10,039	38,369
Geological	43,462	166,045	59,028	66,586	11,820	19,382	72,605	438,928
Maps, fees and licenses	133,397	49,121	46,607	56,725	12,185	1,079	25,072	324,186
Travel	6,217	18,989	5,332	3,108	-	-	1,182	34,828
Transport and shipping	6,701	4,509	779	6,466	-	-	71	18,526
Site administration	43,682	21,834	10,704	3,537	663	1,178	1,566	83,164
	250,485	445,815	383,011	178,215	27,298	24,311	120,172	1,429,307
Balance, beginning of year	1,775,609	795,074	882,183	220,977	61,238	283,468	15,615	4,034,164
Balance, end of year	$2,026,094	$1,240,889	$1,265,194	$399,192	$88,536	$307,779	$135,787	$5,463,471

	Year ended December 31, 2004
					Sierra de		Cinco de
	Juanicipio	Don Fippi	Guigui	Lagartos	Ramirez	Adargas	Mayo	Total
Acquisition costs
of mineral rights
Balance, beginning of year	$894,379	$173,534	$181,812	$21,519	$43,434	$-	$-	$1,314,678
Incurred during year	18,278	627,534	780,469	18,110	127,741	198,613	191,127	1,961,872
Balance, end of year	$912,657	$801,068	$962,281	$39,629	$171,175	$198,613	$191,127	$3,276,550

Deferred exploration costs
Camp costs	$48,262	$55,355	$15,436	$-	$9,887	$13,232	$1,245	$143,417
Drilling	274,172	-	178,499	183,402	-	221,695	-	857,768
Geochemical	2,243	11,472	21,249	9,373	9,897	2,987	284	57,505
Geological	195,829	320,168	67,703	1,686	30,310	30,174	4,099	649,969
Maps, fees and licenses	51,530	22,479	34,889	8,555	4,408	4,958	249	127,068
Travel	24,907	29,347	58	-	1,509	5,185	9,738	70,744
Transport and shipping	216	-	-	-	36	11	-	263
Site administration	33,118	20,460	5,893	-	5,191	5,226	-	69,888
	630,277	459,281	323,727	203,016	61,238	283,468	15,615	1,976,622
Balance, beginning of year	1,145,332	335,793	558,456	17,961	-	-	-	2,057,542
Balance, end of year	$1,775,609	$795,074	$882,183	$220,977	$61,238	$283,468	$15,615	$4,034,164

MAG SILVER CORP.

(An exploration stage company)

Year ended December 31, 2005, 2004 and 2003 and cumulative

    from April 21, 1999 to December 31, 2005

6.

MINERAL RIGHTS AND DEFERRED EXPLORATION COSTS (Continued)

(a)

Juanicipio Property

The Company, through its subsidiary, Minera Los Lagartos, S.A. de C.V. (“Lagartos”), holds a 100% interest in an exploration concession on the Juanicipio property, located in the Fresnillo District, Zacatecas, Mexico.

On April 4, 2005 the Company announced the signing of a binding letter of agreement for the establishment of an exploration Joint Venture covering MAG’s wholly-owned 7,679 hectare Juanicipio Property in Zacatecas, Mexico with Industrias Peñoles, S.A. de C.V. (“Peñoles”).

The principal features of the agreement are:

(i)

Peñoles can earn a 56% interest in Juanicipio upon completion of a US$5,000,000 exploration program on or before the end of year 4 of the agreement.

(ii)

During the first year, Peñoles shall incur an obligatory work commitment expenditure of  at least US$750,000.  Year 1 expenditures must include a minimum of 3,000 metres of diamond drilling.  At  December 31, 2005, Peñoles had spent US$622,440 and had completed 5,747 metres of diamond drilling.

(iii)

A flexible and staged exploration program is included in the contract.  Exploration work will be supervised by a technical committee comprised of three representatives from Peñoles and two from MAG Silver.  Peñoles and MAG Silver are obliged to share their information in the district.  Part of the geological and exploration work will be conducted by MAG consultants and in-house personnel.

(iv)

Exploration results from Juanicipio will be published as appropriate on an ongoing basis, with both companies to agree on the content.

(v)

Peñoles subscribed for US$500,000 for a total of 621,577 MAG shares, at a price of $0.967 on signing and in 2006 purchased an additional US$500,000 in MAG shares, at fair value, to continue the contract into the second year (Note 11 (d)).

MAG SILVER CORP.

(An exploration stage company)

Year ended December 31, 2005, 2004 and 2003 and cumulative

    from April 21, 1999 to December 31, 2005

6.

MINERAL RIGHTS AND DEFERRED EXPLORATION COSTS (Continued)

(b)

Don Fippi Property

Under the terms of an option agreement, the Company has the right to explore and acquire a 100% interest in mining concessions located in the Batapilas, Chihuahua district of Mexico.

In 2005, MAG negotiated a buyout of the original agreement. Under the terms of the buyout agreement MAG issued the underlying agreement holders a total of 750,000 common shares of MAG for the Don Fippi property. This purchase gives MAG an undivided 100% interest in the property and eliminates an obligation to make further cash payments of US$450,000, satisfy work expenditure commitments of approximately US$3.41 million, and issue 673,822 additional shares under the original terms of the option agreement. The property will remain subject to royalties and other terms of the original option agreement.

(c)

Guigui Property

Under the terms of an option agreement, the Company has the right to explore and acquire a 100% interest in mining concessions located in the Santa Eulalia, Chihuahua district of Mexico.

In 2005, MAG negotiated a buyout of the original agreement. Under the terms of the buyout agreement MAG issued the underlying agreement holders a total of 750,000 common shares of MAG for the Guigui property. This purchase gives MAG an undivided 100% interest in the property and eliminates an obligation to make further cash payments of US$450,000, satisfy work expenditure commitments of approximately US$1.84 million, and issue 604,003 additional shares under the original terms of the option agreement. The property will remain subject to royalties and other terms of the original option agreement.

(d)

Lagartos Property

The Company has acquired an exploration concession on mining claims on the Fresnillo trend to the northwest and southeast of the Juanicipio property. This exploration concession enables the Company to explore the mining claim covered by the concession to December 2009, subject to the Company paying any applicable annual tax or other regulatory charges.

MAG SILVER CORP.

(An exploration stage company)

Year ended December 31, 2005, 2004 and 2003 and cumulative

    from April 21, 1999 to December 31, 2005

6.

MINERAL RIGHTS AND DEFERRED EXPLORATION COSTS (Continued)

(e)

Sierra Ramirez Property

The Company has the right to explore and acquire a 100% interest in mining concessions located in the Sierra Ramirez district in Durango, Mexico. Under the terms of the related option agreement, the Company is obligated to:

(i)

make scheduled payments totalling US$1,505,000 plus applicable value added tax (of which US$230,000 has been paid) by December 14, 2008;

(ii)

incur exploration expenditures totalling US$750,000 by July 26, 2009 (of which US$70,000 has been incurred to December 31, 2005); and

(iii)

issue a finder’s fee of 25,000 common shares of the Company, of which the Company has issued a total of 21,637 common shares pursuant to the agreement approved by the TSX Venture exchange.

During the year ended December 31, 2004, the first tranche of 9,191 common shares were allotted and issued.  During the year ended December 31, 2005, the second tranche of 12,446 common shares were issued; and the third tranche of 3,363 shares will be issued during the year ended December 31, 2006.

(f)

Adargas Property

The Company has entered into an agreement which gives it the right to explore and acquire a 100% interest in the Adargas property (the “Adargas Property”), subject to a 2.5% net smelter returns royalty. Under the terms of the agreement, the Company is obligated to:

(i)

make scheduled payments totalling US$1,000,000 plus applicable value added tax (of which US$100,000 has been paid) by July 26, 2009;

(ii)

issue 75,000 common shares of the Company (all have been issued); and

(iii)

incur exploration expenditures totalling US$1,000,000 by July 26, 2009 (of which US$250,000 has been incurred to December 31, 2005).

During the year, MAG and Minera Los Lagartos, S.A. de C.V. and Minera Cascabel, S.A. de C.V. amended terms of an option agreement dated February 26, 2004 whereby MAG has an option to acquire a 100% interest in the Adargas property in Mexico. Under the terms, half of each of the remaining property payments totalling US$975,000 (on or before July 26, 2009) may be paid in shares at a deemed price per share equal to the average trading price of MAG for 30 calendar days prior to the date of payment. To that end MAG paid cash of US$37,500 and issued 59,830 shares for the property payment due July 26, 2005.

MAG SILVER CORP.

(An exploration stage company)

Year ended December 31, 2005, 2004 and 2003 and cumulative

    from April 21, 1999 to December 31, 2005

6.

MINERAL RIGHTS AND DEFERRED EXPLORATION COSTS (Continued)

(g)

Cinco de Mayo Property

The Company has entered into an agreement which gives it the right to explore and acquire a 100% interest in the Cinco de Mayo property (the “Cinco de Mayo Property”), subject to a 2.5% net smelter returns royalty. Under the terms of the agreement, the Company is obligated to:

(i)

make scheduled payments totalling US$1,000,000 plus applicable value added tax (of which US$100,000 has been paid) by July 26, 2009;

(ii)

issue 75,000 common shares of the Company (all have been issued); and

(iii)

incur exploration expenditures totalling US$1,000,000 by July 26, 2009 (of which US$110,000 has been incurred to December 31, 2005).

During the year, MAG and Minera Los Lagartos, S.A. de C.V. and Minera Cascabel, S.A. de C.V. amended terms of an option agreement dated February 26, 2004 whereby MAG has an option to acquire a 100% interest in the Cinco de Mayo property in Mexico. Under the terms, half of each of the remaining property payments totalling US$975,000 (on or before July 26, 2009) may be paid in shares at a deemed price per share equal to the average trading price of  MAG for 30 calendar days prior to the date of payment.  To that end MAG paid cash of US$37,500 and issued 59,830 shares for the property payment due July 26, 2005.

7.

ACQUISITIONS

(a)

Minera Los Lagartos, S.A. de C.V. (“Lagartos”)

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

The acquisition of Lagartos has been accounted for using the purchase method and the results of operations of Lagartos have been included in the Company’s results of operations from January 15, 2003.

MAG SILVER CORP.

(An exploration stage company)

Year ended December 31, 2005, 2004 and 2003 and cumulative

    from April 21, 1999 to December 31, 2005

7.

ACQUISITIONS (Continued)

(a)

Minera Los Lagartos, S.A. de C.V. (“Lagartos”) (continued)

The total purchase price of Lagartos and its allocation to the fair value of net assets acquired is as follows:

Cash advanced to Lagartos in respect of option on Juanicipio property
(US$50,000) paid in 2002	$78,750
Cash paid for the 100% interest in the common shares of Lagartos
(US$5,000)	7,500
Finders* fee	250,000
Advances to Lagartos prior to acquisition	113,139
$449,389

The fair value of net assets acquired
Mineral rights	$449,389

The Company issued 500,000 common shares with a fair value of $0.50 per share in connection with the completion of the transaction as a finders’ fee to two officers and a company with directors and officers in common.

There were no other significant assets or liabilities acquired in this transaction. As such, the total of the acquisition of Lagartos has been allocated to acquired mineral rights being the right or the underlying right to explore a mining property.

(b)

Lexington Capital Group Inc. (“Lexington”)

On October 9, 2005 the assets of Lexington were merged with Lagartos, so that all indirect interests in the Juanicipio I claim were held by one company.

On July 16, 2003, the Company completed the acquisition of Lexington whose main asset is its indirect interest in the Juanicipio I claim that encompasses the Company’s Juanicipio Project near Fresnillo, Zacatecas, Mexico. Under the terms of the agreement, the Company paid the vendor US$250,000 (Cdn$350,000) and 200,000 common shares of the Company.

The acquisition was accounted for using the purchase method.  The allocation of the purchase price was as follows:

Cash	$350,000
200,000 common shares	180,000
$530,000

MAG SILVER CORP.

(An exploration stage company)

Year ended December 31, 2005, 2004 and 2003 and cumulative

    from April 21, 1999 to December 31, 2005

7.

ACQUISITIONS (Continued)

(b)

Lexington Capital Group Inc. (“Lexington”) (continued)

Fair value of net assets acquired:

Cash	$4,219
Current liabilities	(13,196)
Mineral property interests	538,977
$530,000

8.

RELATED PARTY TRANSACTIONS

For the year ended December 31, 2005 the Company’s president received $149,900 in compensation for management services (2004 - $93,870; 2003 - $97,325).

During the year ended December 31, 2003, the Company entered into an office services agreement with Platinum Group Metals Ltd. (“PTM”), a company with a common director and common officer. During the year ended December 31, 2005 the Company accrued or paid PTM $133,329 under the common service agreement (2004 - $147,437; 2003 - $89,131).

During the year ended December 31, 2004, the Company entered into an office lease agreement with Anthem Works Ltd. (“Anthem”), a company with a common director.  During the year ended December 31, 2005 the Company accrued or paid Anthem $62,333 under the office lease agreement (2004 - $15,583).

These transactions were incurred in the normal course of business and are measured at the exchange amount which was the consideration established and agreed to by the noted parties.

9.

CONTINGENCIES AND COMMITMENTS

The Company’s minimum payments under its office lease agreement which was entered into during the year ended December 31, 2004, is as follows:

2006	$ 62,333
2007	46,750
$ 109,083

MAG SILVER CORP.

(An exploration stage company)

Year ended December 31, 2005, 2004 and 2003 and cumulative

    from April 21, 1999 to December 31, 2005

10.

AMOUNTS RECEIVABLE

	2005	2004
Goods and services tax recoverable	$26,706	$12,269
Mexican value added tax ("IVA") recoverable	75,499	508,507
Other	2,866	-
	$105,071	$520,776

11.

SUBSEQUENT EVENTS

Subsequent to December 31, 2005:

(a)

granted 25,000 stock options at a price of $1.55 to a consultant on January 10, 2006;

(b)

granted 650,000 stock options at a price of $3.00 to directors and officers on February 6, 2006;

(c)

the Company announced the appointment of Dr. Peter Megaw to its Board of Directors on February 6, 2006.  Dr. Megaw is a founder and partner in Cascabel/IMDEX, a mineral exploration consulting group in Mexico.  They are responsible for the generation and acquisition of several projects currently in MAG’s property portfolio and they also provide exploration services to MAG.  Cascabel/IMDEX is also a shareholder in the Company; and

(d)

on February 27, 2006 the Company closed the private placement subscribed to by Peñoles which consisted of 245,716 common shares of MAG at $2.35. This equates to an investment of $577,433 (US$500,000) (See Note 6 (a)(v)).

MAG SILVER CORP.

(An exploration stage company)

Year ended December 31, 2005, 2004 and 2003 and cumulative

    from April 21, 1999 to December 31, 2005

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY

ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from US GAAP.  The material differences between Canadian and US GAAP affecting the Company’s financial statements are summarized as follows:

Consolidated Balance Sheets

	December 31,
	2005	2004
		(Restated - See
		Note 12 (a))
Total assets under Canadian GAAP	$18,075,406	$9,774,297
Cumulative amortization of mineral rights (a), (b)	(601,000)	(601,000)
Deferred exploration costs (b)	(5,463,471)	(4,034,164)
Total assets under US GAAP	$12,010,935	$5,139,133
Total liabilities under Canadian and US GAAP	$393,621	$61,837
Shareholders' equity under Canadian GAAP	17,681,785	9,712,460
Cumulative amortization of mineral rights (a), (b)	(601,000)	(601,000)
Write-off of deferred exploration costs (b)	(5,463,471)	(4,034,164)
Shareholders' equity under US GAAP	11,617,314	5,077,296
Total liabilities and shareholders' equity under
US GAAP	$12,010,935	$5,139,133

MAG SILVER CORP.

(An exploration stage company)

Year ended December 31, 2005, 2004 and 2003 and cumulative

    from April 21, 1999 to December 31, 2005

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Consolidated Statements of Operations and Deficit

						Cumulative
						amount from
						April 21,
	Year ended		Year ended		Year ended	1999 to
	December 31,	December 31,		December 31,		December 31,
	2005		2004		2003	2005
Net loss under Canadian GAAP	$(1,810,838)		$(733,897)		$(837,539)	$(3,798,251)
Deferred exploration costs (b)	(1,429,307)		(1,976,622)		(2,019,740)	(5,463,471)
Amortization of mineral rights (b)	-		-		(601,000)	(601,000)
Compensation expense (c)	-		-		(600,000)	(600,000)
Stock-based compensation for
employees and directors (c)	482,659	-		-		482,659
Net loss under US GAAP	$(2,757,486)		$(2,710,519)		$(4,058,279)	$(9,980,063)
Basic and diluted loss per share under
US GAAP	$(0.10)		$(0.11)		$(0.28)

MAG SILVER CORP.

(An exploration stage company)

Year ended December 31, 2005, 2004 and 2003 and cumulative

    from April 21, 1999 to December 31, 2005

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Consolidated Statements of Cash Flows

				Cumulative
				amount from
				April 21,
	Year ended	Year ended	Year ended	1999 to
	December 31,	December 31,	December 31,	December 31,
	2005	2004	2003	2005
Operating activities
Operating activities under
Canadian GAAP	$(447,244)	$(1,091,957)	$(943,534)	$(2,584,815)
Write-off of deferred exploration
costs (b)	(1,429,307)	(1,976,622)	(2,019,740)	(5,496,628)
Operating activities under US GAAP	$(1,876,551)	$(3,068,579)	$(2,963,274)	$(8,081,443)
Investing activities
Investing activities under
Canadian GAAP	$(1,699,911)	$(2,368,867)	$(2,645,182)	$(7,202,326)
Reclassification of deferred
exploration costs (b)	1,429,307	1,976,622	2,019,740	5,496,628
Investing activities under US GAAP	$(270,604)	$(392,245)	$(625,442)	$(1,705,698)
Financing activity
Financing activity under
Canadian and US GAAP	$7,840,988	$531,362	$8,217,262	$ 17,347,334

(a)

In 2005 MAG Silver Corp. concluded that for US GAAP purposes the total assets as at December 31, 2004 should have been reduced by $601,000 representing the cumulative amortization of mineral rights recognized prior to the prospective adoption in 2004 of EITF 04-02, Whether Mineral Rights are Tangible or Intangible Assets, as described in Note 12 (b).  Consequently, total assets, and total liabilities and shareholders’ equity, under US GAAP as at December 31, 2004 have each been reduced by $601,000 with no change in prior years’ net loss or net loss per share.

(b)

Exploration expenditures and costs of acquired mineral rights

Canadian GAAP allows exploration costs to be capitalized during the search for a commercially mineable body of ore.  Under US GAAP, exploration expenditures can only be deferred subsequent to the establishment of economically exploitable reserves.  For US GAAP purposes the Company therefore expensed its exploration expenditures.

MAG SILVER CORP.

(An exploration stage company)

Year ended December 31, 2005, 2004 and 2003 and cumulative

    from April 21, 1999 to December 31, 2005

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(b)

Exploration expenditures and costs of acquired mineral rights (continued)

Previously, under US GAAP, the cost of acquisition of mineral property rights were generally classified as intangible assets and were amortized over their useful life, which in the case of a mineral right on a property without proven and probable reserves, was the lesser of the period to expiry of the right and the estimated period required to develop or further explore the mineral assets.  Under Canadian GAAP, costs of acquiring mineral rights are generally considered as tangible property.  As a result, for US GAAP purposes, the Company had previously amortized the cost of the mining rights acquired in the Lagartos and Lexington transactions on a straight line basis over the period that further exploration was expected to occur on the properties which varied from 15 months to 31 months.  In 2004 the Financial Accounting Standards Board in the U.S. concluded that mineral rights have the characteristics of tangible assets and issued EITF 04-02, Whether Mineral Rights are Tangible or Intangible Assets.  The effect of this new standard is that mineral rights are no longer required to be amortized to the extent they are considered tangible assets until such date as they are commercially exploited.  The Company adopted this standard effective January 1, 2004 on a prospective basis and is therefore no longer amortizing the cost of acquiring mineral property rights.

(c)

Accounting for stock-based compensation

Under Canadian GAAP, the Company’s shares issued with escrow restrictions are recorded at their issue price and are not revalued upon their release from escrow.  Under US GAAP, escrow shares which are released upon the Company meeting certain performance criteria are considered to be contingently issuable.  Under US GAAP, the Company recorded compensation expense of $Nil (2004 - $Nil; 2003 - $600,000) for the shares which are held in escrow based on completion of a qualifying transaction which satisfied the conditions for their release on April 15, 2003.  The compensation expense was determined based on the fair value of the shares on the date that they were no longer contingently issuable.

For US GAAP purposes, the Company accounts for stock based compensation to employees and directors under Accounting Principles Board Opinion No 25, Accounting for Stock Issued to Employees, (“APB No. 25”), using the intrinsic value based method whereby compensation costs was recorded for the excess, if any, of the quoted market price of the Company’s shares at the date granted over the exercise price.  As at December 31, 2005, no compensation cost has been recorded for any period under this method.

MAG SILVER CORP.

(An exploration stage company)

Year ended December 31, 2005, 2004 and 2003 and cumulative

    from April 21, 1999 to December 31, 2005

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(c)

Accounting for stock-based compensation (continued)

SFAS No. 123, Accounting for Stock-Based Compensation, requires the use of the fair value based method of accounting for stock options.  Under this method, compensation cost is measured at the grant date based on the fair value of the options granted and is recognized over the vesting period.  During the year ended December 31, 2005, the Company issued options to individuals other than employees and directors, which, under SFAS No. 123, resulted in $128,694 (2004 - $Nil; 2003 -  $75,308) of consulting expenses.

SFAS No. 123, however allows the Company to continue to measure the compensation cost of employees in accordance with APB No. 25.  The Company has adopted the disclosure-only provisions of SFAS No. 123.

The following pro forma financial information presents the net loss and the loss per share had the Company adopted SFAS No. 123 for all stock options issued to directors, officers and employees.

				Cumulative
				amount from
				April 21,
	Year ended	Year ended	Year ended	1999 to
	December 31,	December 31,	December 31,	December 31,
	2005	2004	2003	2005
Net loss for the period under
US GAAP	$(2,757,486)	$(2,710,519)	$(4,058,279)	$ (9,980,036)
Stock based compensation
costs	(482,659)	-	(248,128)	(730,787)
Pro forma net loss	$(3,240,145)	$(2,710,519)	$(4,306,407)	$ (10,710,823)
Pro forma basic and diluted
loss per share	$(0.11)	$(0.11)	$(0.30)

MAG SILVER CORP.

(An exploration stage company)

Year ended December 31, 2005, 2004 and 2003 and cumulative

    from April 21, 1999 to December 31, 2005

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(c)

Accounting for stock-based compensation (continued)

The additional amounts for pro forma stock-based compensation have been determined using an option pricing model assuming no dividends are to be paid, a volatility of the Company’s share price of 80% (2004 - N/A; 2003 - 63%) and an annual risk free interest rate of 3.50% (2004 - N/A; 2003 - 3.76%).

(d)

Recent U.S. accounting pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123R, Share-Based Payment, which revised SFAS No. 123, Accounting for Stock-Based Compensation.  SFAS No. 123R will supersede APB Opinion 25, Accounting for Stock Issued to Employees.  SFAS No. 123R requires measurement and recording to the financial statements of the costs of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award, recognized over the period during which an employee is required to provide services in exchange for such award.  Additionally, SFAS No. 123R requires the benefits of tax deductions different from recognized compensation expense to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature.  SFAS 123R will become effective for all registrants as of the first fiscal year beginning after June 15, 2005. Therefore, the required effective date is January 1, 2006.

In December 2004, the FASB issued SFAS 153, Exchanges of Non-Monetary Assets - An Amendment of APB Opinion No. 29.  The guidance in APB No. 29, Accounting for Non-Monetary Transactions, is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged.  The guidance in that Opinion, however, included certain exceptions to that principle.  This Statement amends APB No. 29 to eliminate the exception for exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance.  A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  This Statement will be effective for fiscal periods beginning after June 15, 2005.  Earlier application is permitted for non-monetary asset exchanges incurred during fiscal years beginning after the date this Statement is issued.  The Company believes this Statement will have no impact on the financial statements of the Company once adopted.

MAG SILVER CORP.

(An exploration stage company)

Year ended December 31, 2005, 2004 and 2003 and cumulative

    from April 21, 1999 to December 31, 2005

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(d)

Recent U.S. accounting pronouncements (continued)

In March 2005, the SEC staff issued Staff Accounting Bulletin (“SAB”) No. 107, Share-Based Payment, which provides guidance on the interaction between SFAS No. 123R and certain SEC rules and regulations, as well as on the valuation of share-based payments. SAB No. 107 provides interpretive guidance related to valuation methods (including assumptions such as expected volatility and expected term), first time adoption of SFAS No. 123R in an interim period, the classification of compensation expense and disclosures subsequent to adoption of SFAS No. 123R.  We are currently evaluating the impact of SAB No. 107 on our consolidated financial statements.

In March 2005, the FASB ratified Emerging Issues Task Force Issue No. 04-6, Accounting for Stripping Costs Incurred during Production in the Mining Industry, (EITF 04-6) which addresses the accounting for stripping costs incurred during the production phase of a mine and refers to these costs as variable production costs that should be included as a component of inventory to be recognized in Costs Applicable to Sales in the same period as the revenue from the sale of inventory.  As a result, capitalization of stripping costs is appropriate only to the extent product inventory exists at the end of a reporting period and the carrying value is less than the net realizable value. Adoption of EITF 04-6 will have no impact.

In March 2005, the FASB issued Interpretation 47 (“FIN 47”), Accounting for Conditional Asset Retirement Obligations - an interpretation of FASB No. 143.  FIN 47 clarifies that the term “conditional asset retirement obligation” as used in SFAS No. 143 refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity.  The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. FIN 47 requires a liability to be recognized for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. FIN 47 was effective for fiscal years ending after December 15, 2005.  The adoption of FIN 47 did not have a material impact on our consolidated financial position, results of operations or cash flows.

In May 2005, the FASB issued SFAS Statement No. 154, Accounting Changes and Error Corrections (“SFAS 154”).  SFAS 154 is a replacement of Accounting Principles Board Opinion No. 20 (“APB 20”) and FASB Statement No. 3.  SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error.  SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 and we will adopt this standard on January 1, 2006.  We do not expect that the adoption of SFAS 154 will have a material impact on our consolidated results of operations, financial condition and cash flows.

MAG SILVER CORP.

(An exploration stage company)

Year ended December 31, 2005, 2004 and 2003 and cumulative

    from April 21, 1999 to December 31, 2005

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(d)

Recent U.S. accounting pronouncements (continued)

In June 2005, the FASB issued Staff Position Paper (“FSP”) 115-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments, superseding EITF 03-1.  FSP 115-1 will replace the accounting guidance on the determination of whether an investment is other-than-temporarily impaired as set forth in EITF 03-1 with references to existing other-than-temporary impairment guidance.  FSP 115-1 is effective for reporting periods beginning after December 15, 2005.  Adoption of FSP 115-1 is not expected to have a material impact on our consolidated financial position, results of operations or cash flows.

On July 14, 2005, the FASB issued an exposure draft of a proposed Interpretation, Accounting for Uncertain Tax Positions - an Interpretation of FASB Statement No. 109.  The proposed interpretation would require companies to recognize the best estimate of an uncertain tax position only if it is probable of being sustained on audit by the taxation authorities.  Subsequently, the tax benefit would be derecognized (by either recording a tax liability or decreasing a tax asset) when the probable threshold is no longer met and it is more likely than not that the tax position will not be sustained.  The proposed Interpretation would be effective for years ending after December 15, 2005 and treated as a change in accounting policy.  It would require companies to assess all uncertain tax positions and only those meeting the probable threshold at the transition date would continue to be recognized.  The difference between the amount previously recognized and the amount recognized after applying the proposed Interpretation would be recorded as the cumulative-effect adjustment in the 2005 statement of earnings (restatement is not permitted).  The comment period ended September 12, 2005.  The Company does not expect the proposed Interpretation to have a material impact on its results.

In October 2005, the FASB issued FASB Staff Position FAS 123(R)-2, Practical Accommodation to the Application of Grant Date as Defined in FAS 123(R) (“FSP 123(R)-2”).  FSP 123(R)-2 provides guidance on the application of grant date as defined in SFAS No. 123(R).  In accordance with this standard a grant date of an award exists if (a) the award is a unilateral grant and (b) the key terms and conditions of the award are expected to be communicated to an individual recipient within a relatively short time period from the date of approval. We will adopt this standard when we adopt SFAS No. 123(R), and do not anticipate that the implementation of this Statement will have a significant impact on our results of operations.

MAG SILVER CORP.

(An exploration stage company)

Year ended December 31, 2005, 2004 and 2003 and cumulative

    from April 21, 1999 to December 31, 2005

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(d)

Recent U.S. accounting pronouncements (continued)

In November 2005, the FASB issued FASB Staff Position FAS 123(R)-3, Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards (“FSP 123(R)-3”). FSP 123(R)-3 provides an elective alternative method that establishes a computational component to arrive at the beginning balance of the accumulated paid-in capital pool related to employee compensation and a simplified method to determine the subsequent impact on the accumulated paid-in capital pool of employee awards that are fully vested and outstanding upon the adoption of SFAS No. 123(R).  We are currently evaluating this transition method.

ITEM 18. FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to Item 17. Financial Statements.

ITEM 19. EXHIBITS

The following Exhibits are filed with this Annual Report:

Exhibit Reference #	Name
1 (a)	*Memorandum
1 (b)	*Articles
3 (a)	New Articles of the Company effective July 27, 2005
4 (a)	*Sponsorship and Agency Agreement among the Company, Raymond James Ltd. and Pacific International Securities Inc.
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

See accompanying notes to the consolidated financial statements.

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

4 (k)	*Indemnity Agreements dated November 9, 1999 between the Company and each of Dave Pearce, Eric H. Carlson, James Speakman and Robert C. Thornton
4 (l)	*Indemnity Agreements dated April 15, 2003 between the Company and each of George Young and R. Michael Jones
4 (m)	***Sierra de Ramirez Agreement dated December 14, 2003 among the Company, Lagartos and Rio Tinto
4(n)	***Adargas Agreement dated February 26, 2004 among the Company, Lagartos and Cascabel
4(o)	***Cinco de Mayo Agreement dated April 5, 2004 among the Company, Lagartos and Cascabel
4(p)	*****Agreement dated March 17, 2005 among the Company, Lagartos and Peñoles
4(q)	***Stock Option Plan
8	*List of Subsidiaries
10 (a)	Juanicipio Agreement dated October 10, 2005 between the Company and Peñoles
10 (b)	Employment Agreement between the Company and Daniel MacInnis, signed January 25th, 2005
10 (c)	Employment Agreement between the Company and Gordon Neal, signed October 11th, 2005
11 (a)	****Code of Ethics for Chief Executive Officer
11(b)	****Code of ethics for Chief Financial Officer
11(c)	****Code of Ethics for Directors and Officers
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

31.1	Certification of Daniel T. MacInnis, Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Frank Hallam, Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Daniel T. MacInnis, Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Frank Hallam, Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15	*****Audit Committee Charter

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

***** Indicates an exhibit incorporated by reference from the Registration Statement on Form 20-F previously submitted by the Company on June 29, 2005.

Exhibits to be attached:

  3 (a)

New Articles of the Company effective July 27, 2005 [attached]

10 (a)

Juanicipio Agreement dated October 10, 2005 between the Company and Peñoles [sent earlier]

10 (b)

Employment Agreement between the Company and Daniel MacInnis, signed January 25th, 2005 [attached]

10 (c)

Employment Agreement between the Company and Gordon Neal, signed October 11th, 2005 [attached]

31.1

Certification of Daniel T. MacInnis, Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 [sent earlier]

31.2

Certification of Frank Hallam, Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 [sent earlier]

32.1

Certification of Daniel T. MacInnis, Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 [sent earlier]

32.2

Certification of Frank Hallam, Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 [sent earlier]

See accompanying notes to the consolidated financial statements.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated:

June 28, 2006

MAG Silver Corp.,

a British Columbia Company

“Daniel MacInnis”

Daniel T. MacInnis

President and Director

See accompanying notes to the consolidated financial statements.