Form 20-F
period 2006-12-31
MAG SILVER CORP
filed 2007-06-15
CIK 1230992

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

Commission file number  0 50437

MAG Silver Corp.

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

37,928,610 Common Shares at December 31, 2006

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

[   ]  Yes   [X]  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

[   ]  Yes   [X]  No

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

[   ]  Yes   [X]  No

TABLE OF CONTENTS

PART I

9

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

9

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

9

ITEM 3.

KEY INFORMATION

9

ITEM 4.

INFORMATION ON THE COMPANY

15

ITEM 4A.

UNRESOLVED STAFF COMMENTS

36

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

36

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

45

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

53

ITEM 8.

FINANCIAL INFORMATION

55

ITEM 9.

THE OFFER AND LISTING

55

ITEM 10.

ADDITIONAL INFORMATION

56

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

65

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

65

PART II

65

ITEM 13.

DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

65

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

AND USE OF PROCEEDS

65

ITEM 15.

CONTROLS AND PROCEDURES

65

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

66

ITEM 16B.

CODE OF ETHICS

66

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

66

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

67

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

67

PART III

67

ITEM 17.

FINANCIAL STATEMENTS

67

ITEM 18.

FINANCIAL STATEMENTS

93

ITEM 19.

EXHIBITS

93

INTRODUCTION AND USE OF CERTAIN TERMS

MAG Silver Corp. is a company incorporated on April 21, 1999 under the Company Act (British Columbia), which has been superseded by the Business Corporations Act (British Columbia).  As used herein, except as the context otherwise requires, the terms “Company” or “MAG” refer to MAG Silver Corp.  Our financial statements are prepared in accordance with Canadian generally accepted accounting principles with reconciliation to United States Generally Accepted Accounting Principles and are presented in Canadian dollars.  All monetary amounts contained in this Annual Report are in Canadian dollars unless otherwise indicated.

Our North American office and principal place of business is located at Suite 328, 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 2B5. Our registered office is located at Suite 2100, 1075 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3G2.

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements and information, within the meaning of Section 21E of the Exchange Act, relating to the Company that are based on the beliefs and estimates of management as well as assumptions made by and information currently available to the Company.

When used in this document, any statements that express or involve discussions with respect to predictions, beliefs, plans, projections, objectives, assumptions or future events of performance (often but not always using words or phrases such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan”, “strategy”, “goals”, “objectives”, “project”, “potential” or variations thereof or stating that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur, or be achieved, or the negative of any of these terms and similar expressions, as they relate to the Company or management, are intended to identify forward-looking statements.

Such statements reflect the Company’s current views with respect to future events and are subject to certain known and unknown risks, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others:

• risks relating to the Company’s ability to finance the exploration and development of its mineral properties;

• permitting risks relating to the Company’s exploration and development of its mineral properties and business activities;

• risks and uncertainties relating to the interpretation of exploration results, geology, grade and continuity of the Company’s mineral deposits;

• commodity price fluctuations (particularly gold and silver commodities);

• currency fluctuations;

• risks related to governmental regulations, including environmental regulations;

• risks related to possible reclamation activities on the Company’s properties;

• the Company’s ability to attract and retain qualified management and the Company’s dependence upon such management in the development of its mineral properties;

• increased competition in the exploration industry;

• the Company’s lack of infrastructure;

• the Company’s history of losses and expectation of future losses.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including without limitation, those referred to in this document, under the heading “Risk Factors” and elsewhere. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change.

For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements.

GLOSSARY

The following is a glossary of terms that appear in this Annual Report.

Ag	The elemental symbol for silver.
alluvium	Unconsolidated surficial sediments deposited by water.
alteration	Usually referring to chemical reactions in a rock mass resulting from the passage of hydrothermal fluids.
andesite	Volcanic rock, low in quartz content, generally fine grained and moderately dark coloured.
anomalous	A value, or values, in which the amplitude is statistically between that of a low contrast anomaly and a high contrast anomaly in a given data set.
basalt	Volcanic rock, low in quartz content, generally fine grained and dark coloured.
calcite	Calcium carbonate mineral. It is a common constituent of many rock types as well as occurring in veins and alteration assemblages.
carbonate	Minerals which have the formula “X”CO3. Calcite is the most common carbonate mineral. Also rocks composed dominantly of carbonate minerals such as calcite.
Cascabel	Minera Cascabel, S.A. de C.V., a company incorporated pursuant to the laws of the Mexican Republic.
Common Shares	Common Shares without par value in the capital stock of the Company.
Company	MAG Silver Corp., a company under the Business Corporations Act (British Columbia).
Conglomerate	Sedimentary rock composed of gravel and coarser fragments.
CRD	Carbonate Replacement Deposit.
Cretaceous	The geological period extending from 135 million to 63 million years ago.
CSAMT	Controlled Source Audio Magneto Tellurics.
diorites	Medium-coloured intrusive igneous rocks of intermediate composition.
Don Fippi Property	The Don Fippi Property as defined in Item 4 - Information on the Company – The Don Fippi Property.
Exchange	TSX Venture Exchange.
exploration concession	A defined area for which mineral tenure has been granted by the Mexican government for a period of six years to allow exploration. The concession may subsequently be upgraded to exploitation status.
fault	A fracture in rock where there has been displacement of the two sides.
flow	Volcanic rock comprised of flow lava.
fracture	Breaks in a rock, usually due to intensive folding or faulting.
g/T	Grams per tonne (31.1 g/T = 1.0 troy ounce/tonne).
gangue	Minerals incorporated in an orebody other than those of economic interest.
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

graywacke	Sandstone composed largely of sand-sized rock fragments.
Guigui Property	The Guigui Property as defined in Item 4 - Information on the Company – The Guigui Property.
hydrothermal	Hot fluids, usually mainly water, in the earth’s crust which may carry metals and other compounds in solution to the site of ore deposition or wall rock alteration.
igneous	A rock formed by the cooling of molten silicate material.
intrusive	A rock mass formed below the earth’s surface from magma which has intruded into a pre-existing rock mass.
Juanicipio Property	The Juanicipio Property as defined in Item 4 - Information on the Company – The Juanicipio Property.
kaolinite	An aluminum-silicate clay mineral. It is a common component of hydrothermal alteration of siliceous rocks.
Lagartos	Minera Los Lagartos, S.A. de C.V., a company incorporated pursuant to the laws of the Mexican Republic, the principal of which is the Company.
MAG	MAG Silver Corp., a company under the Business Corporations Act (British Columbia).
magma	Molten rock formed within the crust or upper mantle of the earth.
Mexico or Mexican Republic	United Mexican States
mill	A facility for processing ore to concentrate and recover valuable minerals.
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

mineralization	Usually implies minerals of value occurring in rocks.
monzonite	An intermediate intrusive rock related to granite.
net smelter returns royalty or NSR	Payment of a percentage of mining revenues after deducting applicable smelter charges.
NSAMT	Natural Source Audio-frequency Magneto Tellurics.
ore	A natural aggregate of one or more minerals which may be mined and sold at a profit, or from which some part may be profitably separated.
outcrop	An exposure of rock at the earth’s surface.
oz/T	Troy ounces per tonne.
Policy 2.4

The Policy of the Exchange entitled “Capital Pool Companies” which sets forth the steps for listing a company on the Exchange as a “capital pool company” (which is essentially a blind pool) and the steps that company must take, including its Qualifying Transaction, to qualify for a regular listing on the Exchange.

porphyry	Rock type with mixed crystal sizes, i.e., containing larger crystals of one or more minerals.
portal	Entrance from surface into an underground development.
pyrite	Iron sulphide mineral.
Qualifying Transaction

The transaction conducted pursuant to Policy 2.4 whereby the Company acquired significant assets, other than cash, by way of purchase, amalgamation, merger or arrangement with another company or by other means and then qualified for a regular listing on the Exchange.

quartz	Si02, a common constituent of veins, especially those containing gold and silver mineralization.
replacement	Process whereby one mineral is chemically substituted by a later mineral.
rhyolite	Volcanic rock high in quartz content, generally fine grained and light coloured.
SEC	Securities and Exchange Commission of the United States of America
serpentinite	A rock composed of serpentine, typically formed from the alteration of mafic igneous rocks.
silicification	Replacement of the constituents of a rock by quartz.
skarn	Alteration of carbonate rocks near an intrusion dominated by garnet and pyroxene minerals.
tailings	Material rejected from a mill after recoverable valuable minerals have been extracted.
Tertiary	The geological period extending from 63 million to 2 million years ago.
tonne or “T”	Metric ton = 1,000 kilograms or 1,000,000 grams.
tuffs	Volcanic rocks composed of ash, crystal and rock fragments ejected from a volcano. May become “welded” (tightly compacted and lithifiedl) during cooling.
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

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.

KEY INFORMATION

Selected Financial Data

The following table sets forth our selected consolidated financial information, which has been derived from our consolidated financial statements included in this Annual Report prepared in accordance with Canadian Generally Accepted Accounting Principles.  Information for the 12 months ended December 31, 2006, 2005 and 2004 are derived from audited financial statements which are included elsewhere in this Report. Information for the years ended December 31, 2003 and December 31, 2002 are derived from audited financial statements that are not included in this Report.  The financial data should be read in conjunction with our consolidated financial statements and notes thereto and Item 5 - Operating and Financial Review and Prospects.

	12 months ended Dec. 31, 2006	12 months ended Dec. 31, 2005	12 months ended Dec. 31, 2004	12 months ended Dec. 31, 2003	12 months ended Dec. 31, 2002
Revenue	$Nil	$Nil	$Nil	$Nil	$Nil
Total Expenses	$4,075,160	$1,891,270	$800,896	$915,007	$123,536
Net Loss	$(3,866,567)	$(1,810,838)	$(733,897)	$(837,539)	$(122,631)
Basic and Diluted Loss per Share	$(0.10)	$(0.06)	$(0.03)	$(0.06)	$(0.08)
Weighted Average Common Shares Outstanding	37,055,631	28,353,901	24,578,037	14,455,369	1,500,000
Consolidated Balance Sheet
Total Assets	$18,930,558	$18,075,406	$9,774,297	$8,534,794	$408,125
Total Liabilities	$350,368	$393,621	$61,837	$208,018	$58,880
Working Capital	$3,585,789	$7,320,292	$2,360,343	$4,920,182	$108,472
Shareholders’ Equity	$18,580,190	$17,681,785	$9,712,460	$8,326,776	$349,245

Under U.S. GAAP, all amounts in the foregoing table remain the same except the following:

Net Loss	$(7,862,028)	$(2,757,486)	$(2,710,519)	$(4,058,279)	$(160,433)
Basic and Diluted Loss per Share	$(0.21)	$(0.10)	$(0.11)	$(0.28)	$(0.11)
Total Assets	$8,870,626	$12,010,935	$5,139,133	$5,876,252	$370,323
Shareholders’ Equity	$8,520,258	$11,617,314	$5,077,296	$5,668,234	$311,443

On May 31, 2007, the Interbank rate of exchange for converting Canadian dollars into United States dollars equalled 1.0699 Canadian dollars for one United States dollar.  The following table presents a history of the high and low exchange rates of Canadian dollars into United States dollars for the previous six months.

Month	High	Low
May 2007	1.1135	1.0699
April 2007	1.1584	1.1067
March 2007	1.1811	1.1529
February 2007	1.1853	1.1585
January 2007	1.1824	1.1649
December 2006	1.1653	1.1417

The following table presents a five-year history of the average annual exchange rates of Canadian dollars into United States dollars, calculated by using the average of the exchange rates on the last day of each month during the given year.

Year	Average Exchange Rate
2006	1.1344
2005	1.2116
2004	1.3016
2003	1.4012
2002	1.5705

 Risk Factors

The following is an overview of the risk factors to be considered in relation to our business. Specific risk factors to be considered are as follows:

1.

The Company has a lack of cash flow, which may affect its ability to continue as a going concern.

2.

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

3.

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

4.

The Company does not pay dividends. Payment of dividends on the Company’s Common Shares is within the discretion of the Company’s Board and will depend upon the Company’s future earnings, its capital requirements and financial condition, and other relevant factors.  The Company does not currently intend to declare any dividends for the foreseeable future.

5.

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

6.

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

8.

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

9.

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

10.

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

11.

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

12.

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

13.

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

14.

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

15.

None of the properties in which the Company has an interest has any reserves. Currently, there are no reserves on any of the properties in which the Company has an interest.

Risk Factors Relating to Mining Generally

16.

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

17.

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

18.

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

19.

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

20.

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

21.

Funding and property commitments will result in dilution to the Company’s shareholders.  It is likely any additional capital required by the Company as described in Risk Factor #20 above will be raised through the issuance of additional equity which will result in dilution to the Company’s shareholders. Further, as described in Item 4. Information on the Company – Business Overview, the Company, from time to time, is required to issue Common Shares to earn its interests in properties. Such property share issuances will also result in dilution to the Company’s shareholders.

22.

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

23.

Lack of funding to satisfy contractual obligations may result in the Company’s loss of property interests.  The Company may, in the future, be unable to meet its share of costs incurred under agreements to which it is a party and the Company may have its property interests subject to such agreements reduced as a result or even face termination of such agreements.  The Company has options to acquire interests in properties in Mexico and in order to obtain ownership of such properties, it must make payments to the current owners and incur certain exploration expenditures on those properties. In order to secure ownership of these properties, additional financing will be required. Failure of the Company to make the requisite payments in the prescribed time periods will result in the Company losing its entire interest in the subject property and the Company will no longer be able to conduct certain aspects of its business as described in this Annual Report. The Company may not have sufficient funds to: (a) make the minimum expenditures to maintain its properties in good standing under Mexican law; and (b) make the minimum expenditures to earn its interest in such properties.  In such event, in respect of any of the properties, the Company may seek to enter into a joint venture or sell the subject property or elect to terminate its option. See Item 4 - Information on the Company - Business Overview and Item 5 - Operating and Financial Review and Prospects – Tabular Disclosure of Contractual Obligations for details of the property payments the Company is required to make to earn its interests.

Miscellaneous Risk Factors

24.

The price of the Company’s Common Shares is volatile.  Publicly quoted securities are subject to a relatively high degree of price volatility.  It may be anticipated that the quoted market for the Common Shares of the Company will be subject to market trends generally, notwithstanding any potential success of the Company in creating sales and revenues.

25.

There is an absence of a liquid trading market for the Company’s Common Shares.  Shareholders of the Company may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, if at all.  The Company may not continue to meet the listing requirements of the Exchange or achieve listing on any other public listing exchange.

26.

The Penny-Stock Rule may limit trading in the Company’s Common Shares.  In October 1990, Congress enacted the “Penny Stock Reform Act of 1990.” “Penny Stock” is generally any equity security other than a security (a) that is registered or approved for registration and traded on a national securities exchange or an equity security for which quotation information is disseminated by The National Association of Securities Dealers Automated Quotation (“NASDAQ”) System on a real-time basis pursuant to an effective transaction reporting plan, or which has been authorized or approved for authorization upon notice of issuance for quotation in the NASDAQ System, (b) that is issued by an investment company registered under the Investment Company Act of 1940, (c) that is a put or call option issued by Options Clearing Corporation, (d) that has a price of five dollars (US) or more, or (e) whose issuer has net tangible assets in excess of $2,000,000(US), if the issuer has been in continuous operation for at least three years, or $5,000,000(US) if the issuer has been in continuous operation for less than three years, or average revenue of at least $6,000,000(US) for the last three years.

The Company’s Common Shares are presently considered “penny stock” under these criteria. Therefore, the Common Shares are subject to Rules 15g-2 through 15g-9 (the “Penny Stock Rules”) under the Exchange Act. The “penny stock” trading rules impose duties and responsibilities upon broker-dealers and salespersons effecting purchase and sale transactions in the Company’s Common Shares, including determination of the purchaser’s investment suitability, delivery of certain information and disclosures to the purchaser, and receipt of a specific purchase agreement from the purchaser prior to effecting the purchase transaction.  Compliance with the “penny stock” trading rules affect or will affect the ability to resell the Company’s Common Shares by a holder principally because of the additional duties and responsibilities imposed upon the broker-dealers and salespersons recommending and effecting sale and purchase transactions in such securities.  In addition, many broker-dealers will not effect transactions in penny stocks, except on an unsolicited basis, in order to avoid compliance with the “penny stock” trading rules.  Consequently, the “penny stock” trading rules may materially limit or restrict the number of potential purchasers of the Company’s Common Shares and the ability of a holder to resell our stock.

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

27.

Classification as a Passive Foreign Investment Company has adverse income tax consequences for United States shareholders.  The Company believes it is a Passive Foreign Investment Company (“PFIC”), as that term is defined in Section 1297 of the Internal Revenue Code of 1986, as amended, and believes it will be a PFIC in the foreseeable future. Consequently, this classification will result in adverse tax consequences for U.S. holders of the Company’s Common Shares. For an explanation of these effects on taxation, see Item 10. Additional Information – United States Federal Income Tax Consequences. U.S. shareholders and prospective holders of the Company’s Common Shares are also encouraged to consult their own tax advisers.

28.

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

ITEM 4.

INFORMATION ON THE COMPANY

History and Development of the Company

The Company was originally incorporated under the Company Act (British Columbia) on April 21, 1999 under the name “583882 B.C. Ltd.”.  On June 28, 1999, in anticipation of becoming a capital pool company, the Company changed its name to “Mega Capital Investments Inc.”  On April 22, 2003, the Company changed its name to “MAG Silver Corp.” to reflect its new business upon the completion of its Qualifying Transaction.  Effective March 29, 2004, the Company Act (British Columbia) was replaced by the Business Corporations Act (British Columbia). Our North American office and principal place of business is located at Suite 328, 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 2B5 (phone:  604-630-1399).

The Company is a “reporting” company in the Provinces of British Columbia, Alberta and Ontario.

The Company’s Common Shares were listed and posted for trading on the Exchange on April 19, 2000 under the symbol “MGA”.  Concurrent with the Company’s name change to MAG Silver Corp. on April 22, 2003, the trading symbol was changed to “MAG”.

The Company’s reporting currency is the Canadian dollar and all amounts in this discussion and in the consolidated financial statements are expressed in Canadian dollars, unless identified otherwise.  The Company reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  The Company’s significant accounting policies are set out in Note 2 of the audited consolidated financial statements.

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

Subsequent to the termination of the ADMC Agreement, the Company was introduced to Dr. Peter Megaw who presented the Company with what appeared to be favourable opportunities involving the acquisition and exploration of silver properties in Mexico.  After reviewing these new opportunities, the Company felt the proposal represented a favourable business concept for the Company.  Management was of the opinion that the Company was well equipped to pursue the opportunities and therefore adopted the concept.

In August 2002, the Company entered into an arms’ length agreement dated August 8, 2002 (the “Lagartos Agreement”) with Ing. Porfirio Cesar Augusto Padilla Lara, Dr. Peter Megaw and Dr. Carl Kuehn (collectively, the “Vendors”) pursuant to which the Company agreed to acquire (the “Acquisition”) 98% (later amended to include 99% registered ownership and beneficial ownership of the remaining 1%) of the issued and outstanding common shares of Lagartos.  Lagartos is a private company incorporated under the laws of the Mexican Republic in the mineral exploration business, as described below.  As consideration for the Acquisition, the Company agreed to pay the Vendors the sum of US$5,000, and to further pay the sum of US$50,000 for the reimbursement of funds advanced to secure the Juanicipio Option (described below under “The Juanicipio Property”), plus applicable purchase and transfer costs. The Acquisition of beneficial ownership of 100% of Lagartos was completed on January 15, 2003. The Company’s Qualifying Transaction was completed on April 15, 2003, with a concurrent financing, which raised gross proceeds of $5,750,000.  See Item 4 – Information on the Company – Business Overview – The Juanicipio Property for further information.

Expenditures

To December 31, 2006, approximately $2,125,000 had been spent by the Company on the Juanicipio Property.

To December 31, 2006 the Company has incurred $2,082,845 in exploration costs on the Don Fippi Property.

To December 31, 2006 the Company has incurred $1,376,293 in exploration costs on the Guigui Property.

To December 31, 2006, approximately $149,000 has been spent on the Sierra de Ramirez Property.

To December 31, 2006 the Company has incurred exploration expenditures of $314,778 on the Adargas Property.

To December 31, 2006 the Company has incurred $1,213,475 in exploration expenditures on the Cinco de Mayo Property.

To December 31, 2006, approximately $2,197,360 has been spent on the Lagartos Property.

As at March 31, 2007, $11,196,134 has been advanced by the Company as an intercorporate loan to Lagartos, with no fixed terms of repayment, for acquisition costs of mineral rights of $2,339,765 and exploration expenditures of $8,192,256. The balance of $664,113 is made up of cash, receivables, and other operating and administration activities.

Apart from the advancement of intercorporate loans to Lagartos and property expenditures described above, the Company has completed no material capital expenditures or divestitures in the past three fiscal years.

Business Overview

The Company is in the mineral acquisition, exploration and development business. The Company is in the exploration stage and there is no assurance that a commercially viable mineral deposit exists on any of our properties. Further exploration will be required before a final evaluation as to the economic and legal feasibility of any of the Company’s properties is determined. Even if the Company completes its exploration program and is successful in identifying a mineral deposit, it will have to spend substantial funds on further drilling and engineering studies before it will know if it has a commercially viable mineral deposit or reserve.

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

Mineral concessions may also be obtained by foreign citizens or foreign corporations, in this latter case, through the establishment of a branch or subsidiary in Mexico, and in the case of foreign citizens, provided that they comply with certain requirements set forth in the Law of Foreign Investment.  Foreign citizens are required to apply for the corresponding authorization before the Ministry of Foreign Affairs and register their investment in the National Registry of Foreign Investment.  In the case of a branch of foreign corporations, in addition to registration in the National Registry of Foreign Investment, additional authorization from the Ministry of Economy is required in order to obtain subsequent registration in the corresponding local Public Registry of Commerce.

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

Currency

The official monetary unit of Mexico is the peso. The currency exchange rate freely floats and the country has no currency exchange restrictions.  Nevertheless, following the devaluation of the Mexican peso in December, 1994, uncertainties continue with respect to the financial situation of Mexico.  See Item 3 - Key Information – Risk Factors, specifically those risk factors dealing with currency fluctuation and inflation.

The following table presents a five-year history of the average annual exchange rates to convert one Canadian dollar into Mexican pesos, calculated by using the average of the exchange rates on the last day of each month during the given year.

Year	Average Exchange Rate
2006	9.6025
2005	8.9918
2004	8.68913
2003	7.73190
2002	6.15751

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

Minera Venus, S.A. de C.V. was owned as to 99% by Lexington Capital Group Inc. and as to 1% by Jose Ruiz Lopez. Lexington Capital Group Inc. was owned as to 100% by Strategic Investments Resources Ltd.  Pursuant to a stock purchase agreement dated May 29, 2003 between the Company and Strategic Investments Resources Ltd., on July 16, 2003, for consideration of US$250,000 and 200,000 Common Shares of the Company at a price of $0.90 per share for a deemed value of $180,000, the Company acquired 100% of the issued shares of Lexington Capital Group Inc., thereby acquiring 99% ownership of the Juanicipio Property (with the remaining 1% held by Jose Ruiz Lopez). As a result of the acquisition of Lexington Capital Group Inc. by the Company, the Company did not have to incur any more of the originally required option payments and work commitments.  The Company subsequently merged and amalgamated Minera Venus, S.A. de C.V. into Lagartos and terminated the Juanicipio Agreement, thereby eliminating its obligations under the original Juanicipio Agreement to make any further option payments, fulfill any further work commitments or pay any royalty.

Pursuant to a letter of intent dated March 17, 2005 and a formal agreement effective July 1, 2005 (the “Agreement”) with Industrias Peñoles, S.A. de C.V. (“Peñoles”), the Company and Lagartos have granted to Peñoles or any of its subsidiaries an option to earn a 56% interest in the Juanicipio Property in Mexico in consideration for Peñoles: (a) conducting US$5,000,000 of exploration on the property over four years as follows: (i) minimum US$750,000 in year 1, including a minimum of 3,000 metres of diamond drilling; (ii) US$1,000,000 in year 2; (iii) US$1,250,000 in year 3; and (iv) US$2,000,000 in year 4; and (b) Peñoles purchasing US$500,000 of Common Shares of the Company within 30 business days after the Agreement becomes effective at a price calculated based on the average closing price of the Company’s Common Shares for the 10 trading days prior to the purchase (which has been done); and (c) Peñoles purchasing US$500,000 of Common Shares of the Company within 30 business days after the first anniversary of the execution of the Agreement, taking into account the average closing price of the Company’s Common Shares for the 10 trading days prior to such purchase (which has been done).

At December 31, 2006, Peñoles had spent US$3,360,000 and had completed 18,320 metres of diamond drilling on the Juanicipio Property. Peñoles invested US$500,000 in MAG by subscribing for a total of 621,577 Common Shares at a price of C$0.967 on signing, and on February 27, 2006 invested a further US$500,000 in MAG by subscribing for a total of 245,716 Common Shares at a price of C$2.35, to continue the contract into the second year. This second year includes a commitment for Peñoles to spend a minimum of US$1,000,000 on exploration on the Juanicipio Property. Drilling was re-started in August 2006 on a series of holes located 1.8 km west of the discovery hole JI-05-16.  In August 2006 Peñoles and MAG announced that the surface rights to an area covering the east-west projection of the Valdecañas Vein had been purchased for approximately US$1.40M.  Drilling on the discovery resumed in October 2006 and is continuing into the first quarter of 2007 with four operating drill rigs.

The Don Fippi Property (Batopilas)

Under the terms of a November 18, 2002 option agreement (the “Don Fippi Agreement”) between the Company, Lagartos and Minera Bugambilias, S.A. de C.V. (“Bugambilias”), Bugambilias granted to Lagartos an option (the “Don Fippi Option”) to acquire a 100% interest in the Don Fippi Property.

On April 20, 2005 the Don Fippi Agreement was amended whereby the Company acquired a 100% interest in the Don Fippi Property through a one time final payment of 750,000 Common Shares.  The purchase eliminated the Company’s prior obligations to make further cash payments of US$450,000, incur further work expenditures of approximately US$3,410,000 and issue 673,822 additional Common Shares under the original Don Fippi Agreement.

Lagartos also agreed to pay to Bugambilias a 4.5% NSR.

To December 31, 2006 the Company has incurred $2,082,845 in exploration costs on the Don Fippi Property.

All properties acquired by Lagartos, Bugambilias or any of their affiliates within the borders of the Don Fippi Property will become part of the Don Fippi Property and be included under the Don Fippi Agreement.

The Guigui Property

Under the terms of a November 18, 2002 option agreement (the “Guigui Agreement”) between the Company, Lagartos and Minera Coralillo, S.A. de C.V. (“Coralillo”), Coralillo granted to Lagartos an option (the “Guigui Option”) to acquire a 100% interest in the Guigui Property.

On April 20, 2005 the Guigui Agreement was amended whereby the Company acquired a 100% interest in the Guigui Property through a one time final payment of 750,000 Common Shares.  The purchase eliminated the Company’s prior obligations to make further cash payments of US$450,000, incur further work expenditures of approximately US$1,840,000 and issue 604,003 additional Common Shares under the original Guigui Agreement.

Lagartos also agreed to pay to Coralillo a 2.5% NSR.

To December 31, 2006 the Company has incurred $1,376,293 in exploration costs on the Guigui Property.

All properties acquired by Lagartos, Coralillo or any of their affiliates within the borders of the Guigui Property will become part of the Guigui Property and be included under the Guigui Agreement.

Sierra de Ramirez  Property

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

During the period ended December 31, 2006, the Company and Rio Tinto amended the terms of the original Sierra de Ramirez Agreement.  Under the amended terms, the Company will issue to Rio Tinto 20,000 Common Shares of the Company (issued) and make scheduled cash payments totalling US$1,300,000 ($75,000 paid) to December 14, 2010, with a final payment of US$650,000 of which up to US$500,000 may be paid in Common Shares of the Company.  Under the amended terms, all exploration work commitments were also eliminated.

Adargas Property

Pursuant to an arm’s length agreement (the “Adargas Agreement”) dated as of February 26, 2004 among the Company, Lagartos and Cascabel, Cascabel granted to Lagartos an option (the “Adargas Option”) to acquire a 100% interest in the Adargas property (the “Adargas Property”), subject to a 2.5% net smelter returns royalty.

During the year ended December 31, 2005, the Company and Cascabel amended the terms of the original Adargas Agreement.  Under the amended terms, half of each of the remaining property payments totalling US$775,000 due on or before July 26, 2009 may be paid in Common Shares at a deemed price per share equal to the average trading price of the Company’s Common Shares for 30 calendar days prior to the date of the payment and exploration expenditures of approximately a further US$742,000.  To that end the Company paid cash of US$62,500 and issued 30,840 Common Shares (2005 – US$37,500 and issued 59,830 Common Shares) for the property payment due July 26, 2006.

To December 31, 2006, the Company had incurred $314,778 in exploration costs on the Adargas Property.

The Company terminated the Adargas Agreement in May 2007.

Cinco de Mayo Property

Pursuant to an arm’s length agreement (the “Cinco de Mayo Agreement”) dated as of April 15, 2004 among the Company, Lagartos and Cascabel, Cascabel granted to Lagartos an option (the “Cinco de Mayo Option”) to acquire a 100% interest in the Cinco de Mayo property (the “Cinco de Mayo Property”), subject to a 2.5% net smelter returns royalty.

During the year ended December 31, 2005, the Company and Cascabel amended the terms of the original Cinco de Mayo Agreement.  Under the amended terms, half of each of the remaining property payments totalling US$775,000 due on or before July 26, 2009 may be paid in Common Shares at a deemed price per share equal to the average trading price of the Company’s Common Shares for 30 calendar days prior to the date of the payment.  To that end the Company paid cash of US$62,500 and issued 30,840 Common Shares (2005 – US$37,500 and issued 59,830 Common Shares) for the property payment due July 26, 2006.

To December 31, 2006 the Company has incurred US$1,058,000 in exploration expenditures on the Cinco de Mayo Property.

Lagartos Property

The Company has acquired exploration concessions on mining claims (Lagartos) on the Fresnillo trend to the northwest and southeast of the Juanicipio Property.  These exploration concessions enable the Company to explore the mining claims covered by the concessions to December 2009, subject to the Company paying any applicable annual tax or other regulatory charges.

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

MAG Project Locations

UNITED STATES OF AMERICA
N
W
E
S
Cinco de Mayo
Guigui (Santa Eulalia)
Batopilas
Adargas
SIERRA MADRE OCCIDENTAL
MEXICAN FOLD THRUST BELT
Sierra Ramirez
Juanicipio / Lagartos (Valdecañas)
GULF OF MEXICO
PACIFIC OCEAN
TRANS-MEXICO VOLCANIC BELT
Mexico City
MAG
0 100 200 300 400 500
Kilometers

THE JUANICIPIO PROPERTY

Certain disclosure in this section is based on a November 19, 2002 report entitled “The Geology and Exploration Potential of the Juanicipio Property, Fresnillo District, Zacatecas, Mexico” prepared by Clancy J. Wendt (“Wendt”), P.G., of Pincock, Allen and Holt, of Lakewood, Colorado; a June 30, 2006 report entitled “Independent Technical Report, Juanicipio Silver Project, Zacatecas State, Mexico” prepared by Stephen Wetherup, B.Sc., P.Geo., of Caracle Creek International Consulting Inc. of Vancouver, British Columbia; and a February 16, 2007 report entitled “Comments on the Juanicipio joint venture exploration program, Zacatecas, Mexico” prepared by David Ross, M.Sc., P.Geo., of Scott Wilson RPA, of Toronto, Ontario.

Property Description and Location

The Juanicipio Property (the “Juanicipio Property” or “Juanicipio”) is located in the Fresnillo District, Zacatecas, Mexico, approximately 6 km west of the city of Fresnillo.

The Juanicipio Property covers approximately 7,679 hectares (18,967 acres) and is in the northeastern part of the Sierra Valdecañas, a 13 km by 30 km long mountain range that lies immediately west of Fresnillo.

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

Accessibility

Paved highways on the eastern, northern and western sides surround the Sierra Valdecañas, with a good-quality unpaved road linking the paved roads across the southern end of the range.  This southern road is in the process of being paved.  Despite the ruggedness of the central part of the Sierra Valdecañas, access to the northeastern area, where the Juanicipio Property is located, is good.  A high quality dirt road runs about 1.5 km up the Linares Canyon from the village of Presa Linares.  This provides access to the extreme northeastern corner of the Juanicipio Property.  A separate road proceeds from Fresnillo to the village of Valdecañas, and from there to a pass that allows access to Linares Canyon, some 4 km south of the village of Presa Linares.  Despite this road access, principal access to the bulk of the area of maximum interest is by foot.  One major drill target should be accessible from existing roads; others will require road building up Linares Canyon.  The routes for these roads have already been approved by the Mexican environmental agency.

Ownership

The Juanicipio Property was originally titled to Juan Antonio Rosales of Zacatecas on August 9, 1999.  The Juanicipio Property was sold by Juan Antonio Rosales to Sutti. Pursuant to the Juanicipio Agreement, Sutti granted to Lagartos an option to acquire a 100% interest in the Juanicipio Property. Sutti then assigned his interest to Minera Venus, S.A. de C.V. As described above, the Company acquired ownership of Lexington Capital Group Inc., which in turn owned 99% of Minera Venus, S.A. de C. V., with the remaining 1% owned by Jose Ruiz Lopez, resulting in the Company indirectly owning 100% of the Juanicipio Property (note: 1% of the issued Class I shares of Lagartos is held by Dave Pearce, a director of the Company, in trust for the Company according to Mexican statute).

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

The next oldest rocks are thinly bedded calcareous shales (lower) and andesitic volcaniclastic rocks. These rocks are poorly resistant to weathering and crop out sparingly beneath materials sloughed off the bold outcrops of volcanic rocks along Linares Canyon and at Piedras.  The uppermost surface of the Chilitos is an irregular unconformity, locally marked by deep weathering.  This surface is buried by Tertiary volcaniclastic paleo-alluvium, surface debris, and a variety of tuffs welded and unwelded.

Environmental Surveys

The only environmental surveys done on the Juanicipio Property are those required for drill permitting.  These surveys involve preparing inventories of floral and faunal species and assessments of the impact of road building for drilling.  Drilling permits were granted to Sunshine Mining by SEMARNAT on the basis of these studies.  The permits have been regenerated in the name of Lagartos. With the signing of the agreement with Peñoles, the permits are now issued and are under the review of Peñoles.

The only surface disturbances on the Juanicipio are small prospect pits from which there has been no production.  Reconnaissance coverage indicates that there are no inherited environmental liabilities from these disturbances.

At present the construction of drill roads and drill pads are the only disturbances found at Juanicipio and an active program of road reclamation is being conducted by the operator Peñoles under the auspices of SEMARNAT and the Mexican National permitting process.

Mineral Resources and Reserves

Prior to drilling in 2003 and 2004 no silver, gold or base metal mineralization had been documented on the Juanicipio Property, only the extensive advanced argillic alteration and silicification of the Tertiary volcanic and volcaniclastic rocks, which alluded to mineralization at depth. Drilling by the Company during its 2003 and 2004 drilling campaign directed toward NSAMT delineated structures changed this when it encountered significant high-grade Ag (Au) and Pb-Zn-Ag mineralization at depth.

Mineralization observed in the drill core consists of either base metal sphalerite-galena veins or precious metal, banded or brecciated quartz-pyrargyrite-acanthite-polybasite-galenasphalerite veins. Alteration in the shale or greywacke host rock is limited to silicification, weak pyritization, and weak clay alteration. Within a metre of the veins silicification and disseminated sulphide minerals increase significantly (generally pyrite-sphalerite-galena).

The silver rich veins encountered in holes JI03-01 and a wedge off of hole JI03-01 (JI03-01A) averaged approximately 6.9 g/t Au, 467 g/t Ag, 0.1% Zn over 2.99 m including 10.9 g/t Au and 689 g/t Ag over 2.00 m and 0.7 g/t Au, 401 g/t Ag, 0.1% Pb over 1.7 m respectively. These veins display several stages of brecciation and quartz sealing, local rhythmic microcrystalline quartz-pyrargyrite banding on the millimetre scale and open-space cox-comb textures and vugs. In hole JI03-01, the drill encountered a sizeable void probably about 1-1.5 m in width when it reached the mineralized vein which demonstrates the extensional nature of these structures. Of particular interest is the amount of gold contained in these intersections (6.8 g/t and 0.7 g/t) as well as in the Pb-Zn veins as gold is not common in the veins near Fresnillo and when present (Santo Niño Vein) is usually low (i.e. <0.5 g/t Au).

In late 2005, Peñoles discovered high-grade silver-gold mineralization in the Valdecañas Vein when Hole 16 intercepted 1,798 g/t Ag, 2.91 g/t Au, 3.43% Pb, and 5.51% Zn over 6.35 m. Since then, Peñoles obtained the permitting for definition drilling and road construction and has completed 10 diamond drill holes on the Valdecañas Vein discovery. The mineralization is now known to strike for more than 350 m, extend from 300m to 650 m below surface for an approximate down-dip distance of 450 m. Mineralized intercepts range from 1.0m to 12m  core length. True thickness is estimated to range between 0.7 and 10.0 metres. The amount of gold in the system appears to be higher than other mines in the district.

The Juanicipio Property remains at an early definition drilling stage.  No data has yet been generated from which to estimate resources and reserves.

Interpretation and Conclusions

Valdecañas lies 2.5 kilometres southwest from the principal production San Carlos Vein and 2.5 kilometres northwest from the Saucito Vein, currently undergoing preproduction development with construction of a 600m shaft and a 2,200 metre decline. Geologically and mineralogically the Valdecañas vein has affinities to the Santo Niño Vein, at one time the principal production vein at Fresnillo.

The drilling to date clearly demonstrates that Valdecañas is a low-sulphidation vein typical of the Fresnillo District. However, the Valdecañas and the Juanicipio Veins (discovered by MAG in 2003), contain significantly higher gold grades (2-4 grams gold per tonne) than the average veins (0.5 grams gold per tonne) in the principal production parts of the district. Mineralization observed in drill core consists of precious metal rich, banded or brecciated quartz-pyrargyrite-acanthite-polybasite-galena-sphalerite veins. The Valdecañas vein has undergone multiple mineralizing events as evidenced by various stages of brecciation and quartz sealing, local rhythmic microcrystalline quartz-pyrargyrite banding and open-space cox-comb textures and vuggy silica. The vein exhibits the characteristic metal zoning of the principal veins at Fresnillo, observed as a change from silver and gold rich zones at the top to increased base metals in the deeper intersections. Notably, the gold rich mineralization cuts across the silver rich zones, which in turn cut earlier base-metal dominant stage indicating complex multi-stage mineralization combining stages seen separately in other parts of the district.   Overall, the precious metals rich zone has an interval of 350 m in vertical height, which is typical of major producing veins in the district although it lies slightly lower in elevation than the comparable precious metals zones being mined elsewhere in the district. Within ten to twenty metres of the vein, the wall rocks are progressively pervasively silicified and cut by quartz veinlets carrying pyrite-sphalerite-galena sulphide minerals. Alteration in the volcanoclastic /sedimentary host rock farther away from the vein is characterized by weak pyritization, moderate clay alteration, and calcite veining.

Work Program

Drill Targets

Six major target structures were identified and were drilled in 2003 in a Phase I program, based upon their orientation, alteration history, geochemistry and geophysics: the Fe Oxide Pit Structure, Zonge Structure “A”, Zonge Structure “B”, Zonge Structure “C”, South Target, and Zonge Structure “D”. From this, several drill targets were delineated and MAG merely continued this work by funding a seven hole, 6146.16 metre drill program in 2003 and a two hole, 1448.41 metre program in 2004.

The 2003 drilling results confirmed that Fresnillo style silver and gold rich mineralization continued into Juanicipio and indicated that the exploration techniques and exploration model being used was indeed correct. In 2004, MAG drilled two additional diamond drill holes on targets generated by the 2003 drilling results.

In late 2004 MAG was approached by Peñoles who expressed a keen interest in the formation of a joint venture with the Company on the Juanicipio Property. MAG elected to pursue this proposal with Peñoles because of their strong interest and valuable understanding of the Fresnillo Silver Camp. Working closely with Peñoles would be a great boost to MAG and its property holdings in the district (see “Item 4 – Information on the Company - The Lagartos Property”).

Exploration over the previous six years by Peñoles in the Fresnillo District had focused on tracing the discovery of a series of new gold-silver-rich veins to the west of the mine area. Peñoles has also been expanding production at the Fresnillo mine with the recent development of the high-grade silver San Carlos vein system. Peñoles’ current exploration campaign resulted in the “Saucito” silver-gold vein discovery lying near the eastern boundary of the Juanicipio Property. MAG’s 2003-2004 exploration drilling intersected several vein structures with significant silver and gold values lying along the projection of the Saucito vein group. The initial joint venture exploration effort focused on testing the Juanicipio Property for new veins comparable to the new discoveries at Fresnillo/Saucito by Penoles.

A formal agreement with Peñoles was signed with an effective anniversary date of July 1, 2005.

Exploration work by Peñoles was initiated in August 2005 and by December 31, 2006 Peñoles was been deemed to have completed its commitments for year one and had committed to continue under the terms of the Agreement.

The principal features of the Agreement are:

1.

Peñoles can earn a 56% interest in Juanicipio upon completion of a US$5,000,000 exploration program on or before the end of year 4 of the Agreement.  To December 31, 2006 Peñoles has spent approximately US$3,360,000 and completed 18,320 metres of diamond drilling.

2.

Peñoles was obligated to incur exploration expenditures of at least US$750,000 in year one, including a minimum of 3,000 metres of diamond drilling and Peñoles fulfilled these obligations.

3.

A flexible and staged exploration program is included in the Agreement.  Exploration work will be supervised by a technical committee comprised of three representatives from Peñoles and two from MAG.

Peñoles and MAG are obliged to share their information in the district.  Part of the geological and exploration work will be conducted by MAG consultants and in-house personnel.

4.

Exploration results from Juanicipio will be published as appropriate on an ongoing basis, with both companies to agree on the content.

5.

On signing of the Agreement Peñoles subscribed for a required US$500,000 private placement for a total of 621,577 Common Shares of the Company at a price of C$0.967 per share.  Later, on February 27, 2006, Peñoles subscribed for a second required US$500,000 private placement for a total of 245,716 Common Shares at a price of C$2.35 per share.

6.

Peñoles was obligated to incur further exploration expenditures of at least US$1,000,000 in year two and Peñoles has completed this obligation.

At the end of 2005 Peñoles had completed 7 diamond drill holes for a total of about 7,562 metres of drilling.  In early 2006 the Company announced that a new, high grade silver/gold vein had been intersected in two holes at Juanicipio.  On May 9, 2006 the Company announced that Peñoles was commencing further exploration drilling on the Juanicipio project in an area 1.8 km west of the new discovery.  In August 2006 the Company announced that Peñoles had purchased the surface rights to an area covering the projection of the new discovery for approximately US$1.4 million.  Subsequent to the land purchase drilling commenced on the “Valdecañas Vein” in October and by year end 2006 Peñoles had drilled another 10,758 metres and completed a total of US$3.36 million in exploration expenditures.  Assay results released in November 2006 through early 2007 for this drilling have confirmed that the Valdecañas vein is a significant high grade silver-gold vein discovery.

By mid to year end 2007 Peñoles is expected to have completed sufficient drilling to provide the basis for a resource calculation measured in terms of tonnes and grade. Work planned for 2007 will also include preliminary metallurgical studies; rock mechanic studies; mineralogical and fluid inclusion work; a 400 line kilometre airborne magnetic and electromagnetic survey and 3D modeling of the Valdecañas vein.

To December 31, 2006, approximately $2,125,000 had been spent by the Company on the Juanicipio Property.

THE DON FIPPI PROPERTY

Certain disclosure in this section is based on a November 19, 2002 report entitled “The Geology and Exploration Potential of the Don Fippi Property, Batopilas District, Chihuahua, Mexico” prepared for the Company by Wendt.

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

Accessibility, Climate, Local Resources, Infrastructure and Physiography

There is a good quality 70 km unpaved road connecting Batopilas to the paved highway that leads to Creel and thence to the cities of La Junta, Cuauhtemoc and Chihuahua 300 km to the east.  The main road runs along the river and is in very good condition through the town of Batopilas.  Conditions deteriorate south of the town, but the road is passable south to Satevo and west to Camuchin.  A few spur roads run from the main road to the area above the Porfirio Diaz Tunnel.  Access to the balance of the area is by foot or horseback.  Underground access is extensive through the Santo Domingo, San Miguel, Peñasquito and Pastrana mines.  The Porfirio Diaz Tunnel is caved about 1.5 km from the portal, leaving the back 2.5 km accessible only through stopes leading from the Peñasquito Level. Locals note that the tunnel has caved in the same place before and that past rehabilitation efforts have taken only a few days.

Both water and power are available at the property.

Ownership

On October 24, 1997, title to the Don Fippi Property vested with Bugambilias.  The Internal Property was acquired by the holders thereof as older claims expired and were liberated under Mexican mining law.  On November 18, 2002, Bugambilias granted to Lagartos an option on the Don Fippi Property. In 2005 the Company acquired a 100% interest in the Don Fippi (Batopilas) subject to royalties payable to Bugambilias.

History

The Batopilas (Don Fippi) project area covers approximately 4,800 hectares and is centered on the historic Batopilas Silver District. High-grade native silver outcrops in the Batopilas district were discovered around 1630 and production records begin in 1632.  The Batopilas District is located deep within the famous Copper Canyon country of south western Chihuahua State. Batopilas produced an estimated 200-300,000,000 ounces of silver between 1632 and 1920 from ore shoots of very high grade crystalline native silver hosted in calcite veins.

The Company has generated the first modern detailed geological and structural map of the district and is combining it with a number of modern geophysical and geochemical exploration techniques to locate new ore shoots quickly and effectively.

Geological Setting

Regional Geology

The Batopilas District lies in the heart of the Sierra Madre Occidental magmatic province.  Geologically, this province consists of two thick Tertiary volcanic sequences deposited on a basement of Mesozoic sediments, metasediments, and intrusive rocks.  The two sequences are referred to as the lower volcanic complex and the upper volcanic complex.

The Batopilas veins are distinct from the other epithermal vein deposits of the region, which typically have a productive zone a few hundred metres high. The Batopilas silver veins were productive over a vertical interval of at least 700 metres and the bottom of the system has apparently never been reached.

Batopilas District Geology

Geologically, the Batopilas District lies in the Sierra Madre Occidental magmatic province, which is host to a multitude of epithermal gold-silver vein systems.

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

Mineralization and Alteration

Batopilas District Silver Mineralization

Mineralization in the silver zone dominantly occurs in the Pastrana Dacite, but some occurs in the Tahonas Granodiorite and Dolores Microdiorite.  Pre-mineral quartz-porphyry and post-intra-mineral basalt dikes in veins are mineralized and locally altered to serpentinite.  Mineralization throughout the silver zone overwhelmingly consists of crystallized native silver in calcite gangue.  The silver ores were high grade, ranging from the Batopilas Mining Company’s 1880-1913 average direct-smelting grade of 8,000 g/T (257 oz/T) to extremely high-grade pods carrying up to 75% Ag.  The Batopilas Mining Company also produced a significant tonnage of “milling ore” grading 265 g/T (8.5 oz/T).  Oreshoots typically are 15 - 80 m long, 0.5 - 4.6 m wide (1 m average) and up to 350 m down plunge.  Shoots are connected by up to 90 m of barren calcite veinlets, often only .1-.3 mm wide.

Exploration

Exploration by Bugambilias

Bugambilias began its exploration with a comprehensive literature search and data acquisition phase.  The resulting data have been compiled, digitized and registered to a common UTM grid and elevation model.

Much of the historic data was incorporated into a mapping project conducted by Cascabel for the Mexican Mineral Resources Council (COREMI), now known as the Servicio Geologico Mexicano (SGM) (Mexican Survey) in 2000.

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

Exploration Program and Techniques

In general, the proposed exploration program has the principal goal of determining whether new geologic information and modern geophysical, geochemical and remote sensing techniques can locate blind high-grade native silver pods.

A two-stage pre-drilling exploration program was undertaken in 2004 and 2005.  Phase I began with continued acquisition and compilation of available data for the district.  This included detailed structural analysis.  This was followed by detailed surface and underground geologic mapping and structural analysis.

The surface work was complemented by underground mapping and sampling.  Some areas in the district required and will require some minor mine rehabilitation and mucking out of minor caved areas to ensure access.  The Porforio Diaz Tunnel (“PDT”) was re-opened back to the Roncesvalles Fault zone to re-establish flow-through ventilation and allow the mine to “breathe” during the mapping and sampling program in and along the main PDT level. Examination of the upper levels along the Roncesvalles was carried out in 2006.

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

MAG announced in January, 2006 that significant high-grade silver mineralization had been intersected in initial drilling at its 100% owned Batopilas Silver Project in Chihuahua State, Mexico. Hole 02 intersected the Don Juan with 1.70 metres (5.6 feet) of 2,358 grams per tonne silver (75.8 ounces per ton). The intersection is also described as part of a 3.0 metre (9.8 feet) zone locally rich in the silver bearing mineral acanthite (argentite).

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

This occurrence will be further evaluated during Phase Two drilling expected to start in the spring of 2007. The Don Juan zone is broadly coincident with the western limit of a well defined NSAMT geophysical anomaly and provides direct evidence to support using this same approach in other areas.

MAG completed Phase One of its Batopilas drilling program in April, 2006 at which time the rig was demobilized.  The rig was remobilized for the next phase of drilling in mid February 2007. A total of 12 holes were drilled for 3,025 metres.

The primary objectives of this program were threefold: to test the NSAMT geophysical method; to identify new structures previously not recognized; and to evaluate any mineralized structures identified. An additional benefit of this first program was to develop a geochemical database on the multi-element signature of classic Batopilas style mineralization. Two areas were selected for this first-stage evaluation: west of Roncesvalles Fault Zone and south of the San Martin Mine; and the north end of the historic Pastrana Vein that has not been worked since the 1860’s.

The first seven holes focused in the area of detailed NSAMT geophysics. Five of the holes tested a well defined NSAMT low resistivity zone and two holes targeted a NW trending structure hosting the San Martin Nuevo adit, a prospect containing native silver that was briefly worked in the early 1970’s.

The second hole, BA05-02, intercepted 1.7 metres of 2,357 grams per tonne Ag (75.8 opt) as well as a second 1.7 metre intercept further down the hole containing 132 grams per tonne Ag (4.2 opt). An undercut hole BA06-05 encountered 1.8 m of 118 grams per tonne Ag (3.8 opt) forty metres below the high-grade intercept. Subsequently Hole BA06-06, located 40 metres to the north-northwest encountered 3.0 metres of 27 grams per tonne (0.9 ounces).  All three intercepts define a coherent north 07o  west striking, 78o southwest dipping vein that shows a distinct geochemical signature containing high silver along with anomalous arsenic, molybdenum and plus or minus anomalous cobalt and nickel.

The “Don Juan” vein has not been tested to the south-southeast and remains open along strike in both directions and at depth. It will be further evaluated during Phase Two drilling which was initiated in mid February 2007.

San Martin Nuevo Drilling

Two holes, BA05-03 and BA06-04 were designed to test the area around and beneath the San Martin Nuevo workings. These showed multiple intercepts of the signature Batopilas chemistry of Ag-As-Mo-Pb-Zn; however, the best intercepts encountered in this area were around 1.0 metre zones in the 11 to 40 gram per tonne Ag range, or roughly 0.4 to 1.3 ounce per tonne. This is consistent with the “poddy” nature of high-grade Batopilas ore.

Pastrana Drilling

Five holes BA06-08 through BA06-012 focused on the Pastrana Vein to evaluate this historic past producing structure beyond its productive zones. Drilling to date has identified the northern extension of Pastrana Vein with 4 intersections over a strike length of 140 metres and a vertical distance of 40 metres. The best intercept was in Hole 10 with 0.73 metres of 47 grams per tonne Ag (1.5 opt).

Other work in 2006/07 at Batopilas included: underground topographic surveys of the old workings; a detailed 590 line kilometre airborne geophysical survey focusing on delimiting structures over the entire 40 square kilometre land package (initiated in late February 2007); a detailed stream sediment and ridge and spur soil sampling program that focused on the signature multi-element suite defined during the drill program; and a detailed geological re-mapping of the entire project area.

Future Plans

This work was successful in identifying a number of important exploration control vectors at Batopilas that included a better understanding of the Lithological controls of the native silver mineralization, the structural history and structural ore host controls, the vein and structural geochemistry as well as the lateral and vertical metal zoning characteristics of the vein mineralization.

The net result of this work coupled with the results of the geochemical soil and silt program helped identify a number of targets that are to be tested in the 2007 program.

These are identified as: the Dolores structure outside of the diorite to the north of Dolores mine; the Roncesvalles mine area to the north and at depth where it crosses Arroyo de las Minas; the Pastrana vein and offsets to the north; and the north side of Cerro de Las Animas including Animas Mine area. Further drilling is warranted where the Don Juan Vein is open in all directions with best drill section being the furthest south-southeast in the direction of significant past producing mines including Arbitrios and Todos Santos.

To December 31, 2006, approximately $2,083,000 has been spent on the Don Fippi Property.

THE GUIGUI PROPERTY

Certain disclosure in this section is based on a November 19, 2002 report entitled “The Geology and Exploration Potential of the Guigui Silver, Lead, Zinc Project, Santa Eulalia District, Chihuahua, Mexico” prepared for the Company by Wendt.

Property Description and Location

The Guigui Property comprises four exploration and three exploitation claims, as defined by the Mexican mining law, covering approximately 4,553 ha. of land between and south of the East and West Camps of Santa Eulalia Mining District in central Chihuahua State of Mexico (the “Guigui Property” or “Guigui”).

It is located 23 kilometres east of Chihuahua City and three kilometres by improved dirt road.  The district occupies the approximate center of the north-northwest elongate, fault-bounded Sierra Santa Eulalia (also called Sierra Santo Domingo) whose peaks rise up to 700 m above the surrounding plains. Water and power are available locally and are near the property boundary.

The Santa Eulalia District is divided into two portions called the West and East Camps, based on a combination of geography, production, and style of mineralization.  The West Camp lies on the western flank of the range and the East Camp lies on the eastern fringe of the range.  The 2.5 km wide intervening zone is known as the Middle Camp.  The Middle Camp has numerous mineralized showings and small mines, but has not been systematically explored.  The Guigui Property covers the entire area south of the East and West Camps and a significant portion of the southeastern Middle Camp.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Mexican Highway 15, connecting Chihuahua City to Mexico City, runs along the west side of the range, within about 4 km of the western side of the Guigui Property.  A two-lane paved road cuts off Highway 15 and leads to the town of Santa Eulalia (also known as Aquiles Serdan).  Good quality paved and hard surfaced roads lead north and east from Santa Eulalia to the Buena Tierra, Potosi, and San Antonio Mines, or south into Guigui, which is crossed by a series of well-maintained ranch roads.

Ownership

Cascabel initially filed for the Guigui claims in 1992 and all such claims were subsequently transferred to Coralillo in 2000.  On November 18, 2002, Coralillo granted to Lagartos an option in respect of the Guigui Property. In 2005 the Company acquired a 100% interest in the Guigui Property subject to royalties payable to Coralillo.

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

●

geophysical surveys to locate the intrusive centre and to determine the thickness of the volcanic cover.  The surveys included gravimetrics, ground magnetics, CSAMT and NSAMT.

●

defining and permitting of drilling targets based on geology, geochemistry and geophysics.  SEMARNAT approved 44 drilling sites, with permission for an initial 12-hole program in 1998.  These permits have been renewed annually and remain in effect.

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

We continue to cut strong indications of silver and base metal mineralization in the same structures and intrusions and within a broad alteration halo, not unlike the upper reaches of the East Camp deposits. This important development leads management of MAG to contend that these intersections demonstrate that mineralization similar to the rich deposits of the San Antonio Mine, just 1200 metres to the north of our drill area and East Camp can be traced to the south and onto MAG’s Guigui Property.

It is important to note that Grupo Mexico, the largest Mexican mining company, restarted mining operations at the San Antonio Mine in mid 2005.

MAG now controls all of the ground to the immediate south and between the East and West Camps of the Santa Eulalia Mining District, making it a significant player in any future developments in this historically silver rich district.

Limited field work was conducted at Guigui in 2006 other than surface mapping in the areas of fluorite-cemented breccia bodies located in the central portion of the Guigui Property. It is believed that these bodies represent the upper vestiges of Carbonate Replacement processes at depth.

To aid in the design of a new drill program, an 800 line kilometre airborne electromagnetic and magnetic survey was flown in late 2006. Preliminary results are very encouraging and are to be integrated in early 2007 with the substantial data base we have accumulated at Guigui. Work will be designed to follow up on this integration leading to a drill plan.

To December 31, 2006, approximately $1,376,000 has been spent on the Guigui Property.

THE SIERRA DE RAMIREZ PROPERTY

The Sierra de Ramirez District lies in eastern Durango State, approximately 80 km west of the famous Providencia-Concepcion del Oro, Zacatecas District.  Sierra de Ramirez is a typical Mexican CRD target that produced an estimated 750,000 - 1,000,000 tons of very high grade (1000-3000 g/T Ag) Ag-Pb-Zn ores from Spanish Colonial times until the mid 1960s.  Until recently the land status was high fractionated.  MAG has acquired over 80% of the district under option from Rio Tinto of Chihuahua, Mexico.  Significant geotechnical work was conducted by a major company in the 1990s, but they abandoned the property during the downturn in the mineral industry and prior to drilling.

The Sierra de Ramirez is a 7 by 15 km E-W oriented anticlinal fold composed of Jurassic Zuloaga Limestone cut by at least 2 rhyolitic plugs. Mineralization consists of Ag-Pb-Zn replacement veins in the western part of the area and mantos hosted in distinct carbonate strata in the central and eastern portions.  Small amounts of skarn are known to exist proximal to the rhyolite areas. Exploration of the district will involve the unraveling of the overall controls and metal zoning to best define the most favorable areas for further exploration.

Initially MAG executed district-scale mapping and sampling in 2004, with a focus on determining the size of the mineralized zone(s) and confirming existing concepts of district metal zoning.  The resulting district-scale metal ratio zoning patterns revealed three principal mineralization centers.  On a positive note, two of them were found to extend well outside the limits of MAG’s original 4,443 hectare land position.  MAG subsequently filed claim to an additional 11,167 hectares of land, including a vacated claim internal to their original holding, bringing our holdings in the district to over 15,500 hectares.

Inclement weather and other priorities resulted in very little field work in 2006.

Sierra de Ramirez is the least developed carbonate replacement property but one with a great deal of potential. In recognition of that, MAG contracted a 1,400 line kilometre airborne magnetic and electromagnetic survey (AEM) that was completed in mid-February 2007.  The preliminary results have provided a number of direct drill targets and will no doubt be a significant enhancement to targets generated by our geochemical and geological work to date. Field programs aimed and defining specific drill targets will be carried out in mid 2007.

In order to make up for lost time due to weather and access delays in the past we were able to renegotiate the terms of our option agreement with Rio Tinto to earn a 100% interest in the property. In effect we were able to roll the agreement back two years and continue with the payment schedule as outlined in the original agreement. This allowed us the time to fly the airborne survey and conduct the appropriate follow up programs.  Drilling could begin by late 2007.

To December 31, 2006, approximately $149,000 has been spent on the Sierra de Ramirez Property.

THE ADARGAS PROPERTY

MAG acquired its option to earn an interest in the Adargas property from Cascabel, who worked the property under contract from 1991 to 1998.  Over $250,000 was spent in surface and underground mapping, geophysics and drilling.  One of two diamond drill holes recorded 0.30 m of Zn-Pb-Ag bearing massive sulfides at the intersection of a strong CSAMT anomaly. This anomaly was also interpreted to be the inferred 200 m down-plunge projection of the principal Adargas Dike-contact chimney orebody.  With the industry downturn in the late 1990’s, interest in the property faded and it was subsequently abandoned. Cascabel reacquired the property in 2002 and MAG has unrestricted use of all existing core and data.

Management is of the view that the targets recently identified at Adargas are deep and high risk in nature.  Promising exploration results on other projects have taken priority over Adargas.  Efforts to joint venture the property have been unsuccessful to date.  Subsequent to year end, on May 17, 2007, the Company terminated its option on the property according to the terms of the Adargas Agreement and all deferred acquisition and exploration costs associated with the property were written off.  To December 31, 2006, the Company had incurred $432,061 in acquisition costs and $314,778 in exploration costs on the Adargas Property.

THE CINCO DE MAYO PROPERTY

Cinco de Mayo is a 2,500 hectare CRD prospect located in north-central Chihuahua, Mexico.  Cinco de Mayo lies directly along the same major deep crustal break that underlies these important CRD/skarn systems and shares many of the key features of the distal parts of Santa Eulalia.

Regional Setting

Cinco de Mayo is one of MAG’s four Carbonate Replacement Deposit Style properties and is located in Northern Chihuahua State, Mexico. Carbonate Replacement Deposits (CRD’s) are the second largest contributor of Mexico’s historic silver production, almost 40% after epithermal veins. The acquisition of this property evolved from a review of data collected during 15 years of systematic exploration and a study of the geologic characteristics of the CRDs prospects in Chihuahua by Dr. Peter Megaw and Cascabel. This compilation revealed key features that set the important CRD systems like Santa Eulalia, Naica, Bismark, and San Pedro Corralitos apart from the numerous small CRD showings and Mississippi Valley Deposits that occur elsewhere in the region.   CRDs form a spectrum ranging from stock contact skarns, through dike and sill contact skarns and massive sulfides, to massive sulfide chimneys and mantos, with large systems ranging from 25 to 100 million tons of high-grade ores. Mexico’s CRDs occur along the intersection of the Laramide-aged Mexican Thrust Belt and the Tertiary volcanic plateau of the Sierra Madre Occidental, a zone where structurally prepared carbonate host rocks were invaded by metals-rich intrusive bodies.

At Cinco de Mayo the regional story is very strong: the project lies on the western bounding fault of the Chihuahua Trough which hosts major CRDs like Santa Eulalia (MAG’s Guigui Property), Naica, San Pedro Corralitos and

Terrazas. This gives rise to a thick carbonate section to host mineralization and a major regional zone of weakness for both ground preparation and intrusive emplacement.

Local Geology

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

Locally, there is abundant evidence that the western bounding fault of the Chihuahua Trough has functioned more recently as a major shear zone, with strands passing along the immediate flanks of the north-northwest-elongate Cinco de Mayo Ridge. At Cinco de Mayo, there are numerous mineralization and alteration occurrences associated with this fault. These include the prospects Abundancia, Celia and Orientales and a host of unnamed occurrences dominated by ferruginous jasperoids with strongly anomalous Pb-Zn-Ag-As (Au) signatures, particularly along the ridge.

Exploration Program

Exploration work in the covered areas is largely “blind” and necessitates using geochemical and geophysical techniques to trace mineralization beneath this thin cover.  The mineralization is known to contain magnetic pyrrhotite, indicating that airborne or ground magnetics may be useful.  NSAMT geophysics may also be useful in delineating deeper structure and various soil-geochemical prospecting tools will be employed to locate mineralization centers.

MAG began preliminary regional geologic mapping and sampling at Cinco de Mayo in mid-2004.  Unfortunately, unusually heavy summer and fall rains deluged the region, washing out dams and cutting road access to the property.

The work program continued in early 2005 with MAG executing an orientation biogeochemical survey that revealed strong linear zinc and copper anomalies along trend from strongly anomalous structures exposed in limited outcrop.  These results were encouraging enough to justify a 30 line-kilometre NSAMT geophysical survey testing historically exploited mineralization, geological features identified in nearby outcrop and through cover utilizing a biogeochemical survey.  Additional biogeochemical sampling, both expanding on the strongest anomalies revealed by the orientation survey and coincident with each NSAMT detector point, accompanied the NSAMT survey.

MAG also claimed approximately 2,500 hectares of open ground to the north of its original land package under option along a major regional fault zone revealed through detailed satellite image analysis.

MAG’s 2006 drill program at Cinco de Mayo once again moved a project from a conceptual model to drilling new lead, zinc and silver mineralization.  The area of the program is a broad valley covered by recent soils (alluvial), so all of the targets drilled were buried (blind) geophysical and geochemical anomalies that were consistent with our exploration model.

MAG conducted 45.1 line Km of NSAMT surveys on lines running northwest parallel to the Cinco de Mayo ridge and northeast across the ridge and parallel to the outcropping jasperoid vein swarms. In general the NSAMT data show a great deal of “texture” that is consistent with the regional understanding and with the details of our exploration model. The data show a profound northwest-southeast linearity and strong “electrical” contrasts along the northeast-southwest lines.

MAG has also completed a major biogeochemical sampling program. Copper and zinc show the best definition, revealing a strong anomaly to the northeast of the manto mineralization located on the nearby ridge and apparent linear patterns in the anomalies that line up with the jasperoid vein swarms. In general, the biogeochemistry shows the strongest and most coherent anomalies at the north and south ends of ridge, especially on its northeast flanks

(where there are also more prospect pits). There are also a series of anomalies on the SW side of the ridge that correspond closely with jasperoid veinlet swarms.

MAG contracted a 450 line kilometre airborne magnetic and electromagnetic survey which was completed in late 2006.  The results are considered very significant and will guide further drilling in 2007 when integrated with previous work and the recent drill information.

In combining the geological, geochemical, biogeochemical, geophysical data and interpretations MAG developed a series of drill targets.

The results from the first 9 holes (3,975 metres) drilled at Cinco de Mayo were very noteworthy.  Six of the nine holes were drilled over a strike length of 2.0 km along a very prominent NW trending fault zone that cuts strongly folded massive limestone and limestone-rich sedimentary rocks.  Structurally controlled replacement style massive to semi-massive sulphide mineralization occurring within broad mineralized and altered zones was intercepted in all six of the holes. Mineralization is open in all directions. At least trace mineralization was encountered in the remaining 3 holes.

The intersections occur within broader zones of dispersed lead, zinc and iron sulphides developed in the surrounding sedimentary rocks.  For example, the intercept in Hole 7 occurs within a 65 metre wide zone of stringer and dispersed lead and zinc sulphides. In addition, Hole 09 intersected over 68 metres of strong hornfels (alteration related to an igneous heat source) with widespread associated dispersed and veinlet zinc and lead sulphide mineralization. Hole 09 lies at the northernmost end of the 2 km long drilling pattern and was drilled on a geophysical anomaly detected in the initial processing of a 450 line kilometre airborne electromagnetic and magnetic survey. This structure can be traced for kilometres in either direction with this detailed magnetic survey. Significantly, intersecting hornfels in the Hole 09 airborne survey anomaly suggests that buried mineralization-related igneous heat sources can be detected geophysically, which will be a valuable ingredient in focusing ongoing exploration programs.

Early systematic regional exploration work and the results of this first phase drill program clearly show that Cinco de Mayo has many geological and mineralogical characteristics in common with the largest CRDs in Mexico.

To December 31, 2006, approximately $1,213,475 has been spent on the Cinco de Mayo Property.

THE  LAGARTOS PROPERTY

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

The results indicate that we are within a high-level portion of a major epithermal system (i.e. Fresnillo) only 30 km along the structural trend from the Fresnillo silver district. Anomalous values of gold (up to 1.3 g/t), silver, mercury, antimony, and arsenic are found throughout the holes and add to the significance that an epithermal system is in place.

Having confirmed that MAG has located a “buried” epithermal system (at Cerro Cacalote) within highly prospective terrain, our next step will be to quickly identify areas and/or vectors to where we can best concentrate our exploration efforts. We will accomplish this through ongoing and planned programs of geochemistry (bio-geochemistry) and geophysics.

At Cerro Cacalote, within the Lagartos NW land package, detailed biogeochemistry sampling carried out in 2005 outlined three distinct silver, lead, zinc and copper biogeochemical anomalies. These are in the order of four to eight kilometres long and are coincident with similar structural vein controls of the adjoining Fresnillo silver mine district. The anomalies fall exactly on the targeted structures identified from the high resolution satellite images and geological mapping.  Given the position and intensity of the multi-element anomalies and their location on trend with the world’s largest silver mine, these areas are immediate drill targets.

MAG also continued to enlarge its land position by claiming strategically located properties in 2005 as they became eligible for acquisition.  To that end, MAG added an additional 12,534 hectares to its Lagartos SE land package east of the El Saucito discovery and west of the Zacatecas District.

Exploration work on the Lagartos Property is still in its early stages.  Zones of advanced argillic alteration and silicified Tertiary volcanic rocks have been identified on the two large Lagartos claim blocks from satellite imagery and have been confirmed through first pass geological, geochemical sampling and drilling.

Work in the Lagartos Northwest area, 35 km to the northwest of Fresnillo, in 2005 and 2006 focused on a zoned alteration centre, very similar to that seen at Juanicipio, surrounded by alluvial cover. Biogeochemical and ground magnetic surveys of the flanking covered areas revealed linear magnetic anomalies parallel to the Fresnillo Silver Trend with overlapping and concentric biogeochemical silver, lead, zinc and copper anomalies. These structures and their associated metal anomalies can be traced for distances approaching eight kilometres. The drill program was designed to test structural intersections and geochemical anomalies in settings similar to those found at Juanicipio and Fresnillo.

A 13 hole drill program, totaling 7,364 metres, was carried out on these combined anomalies in 2006. All of the holes encountered strongly altered volcanic rocks under shallow alluvial cover, and three intersected the “Guerrero Terrane” rocks that host the veins at Fresnillo and Juanicipio. One hole, drilled through alluvial cover 4 kilometres from the nearest outcrop, cut 3.5 metres grading 14 to 49 grams per tonne (0.5 to 1.5 ounces per tonne) silver.

The results indicate that silver mineralization is associated with this alteration centre and that our exploration methods are helping to “see through” alluvial cover. Additional exploration in the northwest is clearly justified.

The Lagartos Southeast or Zacatecas North block covers the broad plain lying between Fresnillo and the historic Zacatecas mining district. In 2006, MAG staked all of the open ground surrounding Zacatecas and purchased numerous claims over past producing veins within the district. This gives MAG the potential projections of the E-W trending district veins as well as the San Gabriel vein field in the northernmost part of the district.

Work at San Gabriel in 2006 (Lagartos SE) identified a number of significant vein structures that appear exposed at a very high level where further work is focused. A 2,200 line kilometre airborne survey is expected to be completed in early 2007 and will contribute to designing a drill program for the North Zacatecas area in mid 2007.

To December 31, 2006, approximately $2,197,360 has been spent on the Lagartos Property.

NONE OF THE EXPLORATION CONCESSIONS IN WHICH THE COMPANY HOLDS AN INTEREST ARE KNOWN TO CONTAIN COMMERCIAL QUANTITIES OF MINERALS OR PRECIOUS GEMS. ALL EXPLORATION PROGRAMS PROPOSED FOR ANY EXPLORATION CONCESSIONS IN WHICH THE COMPANY HAS AN INTEREST ARE EXPLORATORY IN NATURE.

Management reviews the carrying value, for accounting purposes, of mineral rights and deferred exploration costs as described in Item 5 - Operating and Financial Review and Prospects.

ITEM 4A.

UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The Company’s main objective is to acquire mineral properties, finance their exploration and, if warranted, develop and bring them into commercial production either directly or by way of joint venture, option agreements or through a combination of the foregoing.  The Company is aiming to develop its exploration concessions to a stage where they could be exploited at a profit.  At that stage, its operations would to some extent be dependent upon the world market price of any minerals mined.

The Company had total deferred exploration costs and mineral rights of $14,963,069 at December 31, 2006 compared to $10,321,579 at December 31, 2005, $7,310,714 at December 31, 2004, $3,372,220 at December 31, 2003, and $116,552 at December 31, 2002.  During Fiscal 2001 and most of 2002, the Company focused on the identification and completion of a Qualifying Transaction in industries other than mineral exploration and development (See Item 4 - Information on the Company).  In August 2002, the Company entered into an agreement to acquire interests in exploration concessions and an operating subsidiary in Mexico.  During 2003, the Company commenced the exploration of its exploration concessions in Mexico.  This commencement of business in Mexico resulted in the Company incurring the deferred exploration costs described above.  The Company currently has no cash flow from operations and the recoverability of deferred exploration costs and mineral rights is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability to obtain the necessary financing to meet its obligations under various option agreements and the completion of the development of its properties, future profitable production, or alternatively, upon its ability to dispose of its interests on an advantageous basis.  As a result, there is substantial doubt about the ability of the Company to continue as a going concern.

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

The Company has not been required to make any material expenditure for environmental compliance to date.  The operations of the Company may in the future be affected from time to time in varying degrees by changes in the environmental regulations.  Both the likelihood of new regulations and their overall affect upon the Company vary greatly and are not predictable.  See Item 3 - Key Information - Risk Factors.

Operating Results

The discussion and analysis in this section compares the operating results of the year ended December 31, 2006 to the year ended December 31, 2005, and the year ended December 31, 2005 to the year ended December 31, 2004 and should be read in conjunction with the Consolidated Financial Statements and the related Notes thereto provided at Item 17 - Financial Statements.  At the present time, the Company’s expenditures consist of primarily exploration costs, professional fees, listing and sustaining fees, and general and administrative expenditures. The Company presently has no production from its interests in exploration concessions and has no significant revenue items.

Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005

Interest income for the year ended December 31, 2006 amounted to $208,593 as compared to $80,432 in 2005. Cash on hand during 2006 on average was higher than in 2005 and as a result, interest income was also higher in 2006.

During 2006 the Company again focused its exploration efforts in Mexico. The Company conducted exploration programs in seven projects for $4,016,728 in 2006, while $1,429,307 was spent on the same seven projects in 2005. Additional work was also completed and paid for by joint venture partner Peñoles on the Company’s Juanicipio project (see Financial Statement Note 7(a) Mineral Rights and Deferred Exploration Costs). Exploration concession acquisition costs of $646,029 were incurred in 2006 as compared to $1,581,558 in 2005. Of the acquisition costs incurred in 2006, $7,567 was incurred by the issuance of 3,363 Common Shares at the price of $2.25 per Common Share; $141,864 was incurred by the issuance of 61,680 Common Shares at the price of $2.30 per Common Share; and $55,000 was incurred by the issuance of 20,000 Common Shares at the price of $2.75 per Common Share. The balance was paid in cash.

Expenses for the year ended December 31, 2006 totalled $4,075,160 compared to $1,891,270 in 2005.  The single largest variance year on year was a non-cash charge in 2006 of $2,341,159 for Stock Compensation Expense relating to the issuance of 1,670,000 incentive stock options.  In 2005 there was an issuance of 1,240,000 incentive stock options and this expense was $611,353.  Accounting and legal fees in 2006 amounted to $300,978 versus $294,964 in 2005.

Telephone and Office expense increased to $365,880 in 2006 from $252,257 in 2005 as the Company conducted more business in 2006. Management and Consulting fees increased in 2006 to $485,993 versus $415,117 in 2005.  In 2006 the Company’s President was paid $139,500 in compensation (2005 - $149,900).  Arm’s length individuals were also paid for services related to legal contract completions, project management, corporate administration and geological services.

In 2006 Travel expenses totalled $212,168 (2005 - $169,993). Travel expenses related to visiting the Company’s properties and business contacts in Mexico, to the attendance of trade shows, and general broker and financier meetings.  Filing Fees paid to the Exchange and the British Columbia Securities Commission in 2006 were $48,782 (2005 - $42,254) while Shareholder Relations expense was $288,687 (2005 – $109,803).  The Company’s VP Corporate Development handled Shareholder Relations duties “in house” during 2005 and 2006.

Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004

Interest income for the year ended December 31, 2005 amounted to $80,432 as compared to $66,999 in 2004. Cash on hand during 2005 on average was higher than in 2004 and as a result, interest income was also higher in 2005.

During 2005 the Company again focused its exploration efforts in Mexico. The Company conducted exploration programs in seven projects for $1,429,307 in 2005, while $1,976,622 was spent on the same seven projects in 2004. Additional work was also completed and paid for by joint venture partner Peñoles on the Company’s Juanicipio project (see Financial Statement Note 7(a) Mineral Rights and Deferred Exploration Costs). Exploration concession acquisition costs of $1,581,558 were incurred in 2005 as compared to $1,961,872 in 2004. Of the acquisition costs incurred in 2005, $12,713 was incurred by the issuance of 13,382 Common Shares at a price of $0.95 per Common Share, $1,215,000 was incurred by the issuance of 1,500,000 Common Shares at a price of $0.81 per Common Share, $91,397 was incurred by the issuance of 119,660 Common Shares at a price of $0.764 per Common Share and $8,712 was incurred by the issuance of 12,446 Common Shares at a price of $0.70 per Common Share and $9,467 was incurred by Common Shares allotted but not issued in 2004 that were issued in 2005 (9,191 Common Shares at a price of $1.03 per Common Share). The balance was paid in cash.

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

During 2004 the Company continued to focus its acquisition and exploration efforts in Mexico.  The Company conducted exploration programs on seven projects for $1,976,622 in 2004, while $2,019,740 was spent on four properties in 2003.  Exploration concession acquisition costs of $1,961,872 were incurred in 2004 as compared to $1,235,928 in 2003.  Of the acquisition costs incurred in 2004, $880,467 was incurred by the issuance of 628,905 Common Shares at a price of $1.40 per Common Share, $300,000 was incurred by the issuance of 150,000 Common Shares at a price of $2.00 per Common Share, $88,812 was incurred by the issuance of 80,738 Common Shares at a price of $1.10 per Common Share, and $309,473 was incurred by the issuance of 499,150 Common Shares at a price of $0.62 per Common Share, while the balance was paid in cash.

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

Under US GAAP, the Company currently expenses all costs relating to the exploration of mineral properties.  At such time as a final bankable feasibility indicates that a property has a commercially mineable deposit, development costs for that property would be capitalized.  When commercial production commences on any such property, any previously capitalized costs would be charged to operations using a unit-of-production method.  Furthermore, effective in 2004, the costs of acquisition of exploration concession rights are considered to have the characteristics of tangible assets as specified in EITF 04-2: “Whether Mineral Rights are Tangible or Intangible Assets.” As a result, under US GAAP, the Company is capitalizing the cost of the exploration concession rights acquired until there is either evidence that they have become impaired, or commercial production is achieved.

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

Differences between Canadian and United States Generally Accepted Accounting Principles

During the year ended December 31, 2006, net loss under Canadian GAAP was $3,866,567 compared to a net loss of $7,862,028 under US GAAP.  The difference relates principally to the expensing of exploration costs of $3,995,461 under US GAAP which are capitalized as part of deferred exploration costs under Canadian GAAP.

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

During the year ended December 31, 2003, net loss under Canadian GAAP was $837,539 compared to a net loss of $4,058,279 under US GAAP.  The difference relates to the expensing of exploration costs of $2,019,740 under US GAAP which are capitalized as part of resource property interests under Canadian GAAP, the recording of amortization expense of $601,000 related to exploration concession rights acquired from Lagartos and the recording of compensation of $600,000 relating to Common Shares held in escrow for which the conditions of their release have been satisfied during the period.

There were no differences in the Company’s financial statements between Canadian GAAP and US GAAP for the year ended December 31, 2001.

Under Canadian GAAP, exploration costs are capitalized until such time as management determines that the value of the interests in resource properties are impaired or commercial production of the mineral resource properties commences.  Under US GAAP, all costs relating to the exploration of mineral properties are expensed until such time as a final bankable feasibility indicates that a property has a commercially mineable deposit, after which development costs for that property would be capitalized.

Under US GAAP, the satisfaction of conditions for the release of escrow shares is compensatory in nature.  Under Canadian GAAP, the Company’s Common Shares issued with escrow restrictions are recorded at their issue price and are not revalued upon their release from escrow.

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

In May 2005, the FASB issued SFAS Statement No. 154, Accounting Changes and Error Corrections (“SFAS 154”).  SFAS 154 is a replacement of Accounting Principles Board Opinion No. 20 (“APB 20”) and FASB Statement No. 3.  SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error.  SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 and we adopted this standard on January 1, 2006.  We do not expect that the adoption of SFAS 154 will have a material impact on our consolidated results of operations, financial condition and cash flows.

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

In September 2005, the EITF reached a consensus on Issue No. 04-13, Accounting for Purchases and Sales of Inventory with the Same Counterparty (EITF 04-13). The EITF concluded that entities that enter into inventory purchase and sales transactions with the same counterparty, in contemplation of one another, should combine the transactions and treat them as non-monetary exchanges involving inventory. The consensus is effective for new inventory arrangements entered into, or modifications or renewals of existing inventory arrangements occurring, in interim or annual reporting periods beginning after March 15, 2006. The adoption of EITF 04-13 did not have any impact on the Company’s operating results or financial positions.

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

In February 2006, the FASB issued Statement of Financial Accounting Standard No. 155, Accounting for Certain Hybrid Financial Instrument (SFAS 155), an amendment of SFAS 140 and SFAS 133. SFAS 155 permits the Company to elect to measure any hybrid financial instrument at fair value (with changes in fair value recognized in earnings) if the hybrid instrument contains an embedded derivative that would otherwise be required to be bifurcated and accounted for separately under SFAS 133. The election to measure the hybrid instrument at fair value is made on an instrument-by-instrument basis and is irreversible. This Statement will be effective for all instruments acquired, issued, or subject to a remeasurement event occurring after the beginning of the Company’s first fiscal year that begins after September 15, 2006. The Company expects that the adoption of SFAS 155 will have no impact on its operating results or financial position.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48). This interpretation clarifies the recognition threshold and measurement of a tax position taken on a tax return, and requires expanded disclosure with respect to the uncertainty in income taxes. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact that adoption of FIN 48 will have on its financial condition or results of operations.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS 157). This statement defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements.  SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company expects that adoption of SFAS 157 will not have a material effect on its financial condition or results of operation.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statement No. 87, 88, 106 and 132R” (SFAS 158). This Statement requires an employer to recognize in its statement of financial position an asset of a plan’s over funded status or a liability for a plan’s under funded status, measure a plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year (with limited exceptions), and recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. The Company expects that adoption of SFAS 158 will have no impact on its financial condition or results of operations.

In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108 (SAB 108). SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 permits existing public companies to record the cumulative effect of initially applying this approach in the fiscal year ending after November 15, 2006 by recording necessary correcting adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustment recorded to the opening balance of retained earnings.  The Company expects that adoption of SAB 108 will not have a material impact on its financial condition and results of operations.

Liquidity and Capital Resources

Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005

Cash and cash equivalents at December 31, 2006 amounted to $3,506,930 as compared to $7,560,193 at December 31, 2005. Exploration expenditures during the year ended December 31, 2006 on the Company’s projects in Mexico were $3,995,461 (2005 - $1,429,307).  Mineral property acquisition costs totalled $646,029 (2005 - $1,581,558) of which $441,598 (2005 - $253,736) was in cash and $204,431 (2005 - $1,327,822) was by issuance of 85,043 (2005 – 1,654,679) Common Shares.  General and administrative expenses were $4,075,160 (2005 - $1,891,270) including a non-cash charge of $2,341,159 (2005 - $611,353) for stock compensation expenses.  Corporate activity levels in 2006 were greater than in 2005, once again resulting in higher general and administrative costs.  Funds received during the year were primarily from the issue of equity: warrant exercises amounted to $1,275,079 (2005 - $1,046,566), stock option exercises were $366,870 (2005 - $22,750), and the net proceeds from Common Shares issued by way of private placement were $577,433 (2005 - $6,771,672).  The Company’s cash on hand also generated interest income of $208,593 (2005 - $80,432). Accounts payable and accrued liabilities relating to general corporate expenses and exploration expenditures totalled $350,368 at December 31, 2006 (2005 - $393,621).

Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004

Cash and cash equivalents December 31, 2005 amounted to $7,560,193 as compared to $1,866,360 at December 31, 2004. Exploration expenditures during the year ended December 31, 2005 on the Company’s projects in Mexico were $1,429,307 (2004 - $1,976,622). Mineral property acquisition costs were $1,581,558 (2004 - $1,961,872) of which $253,736 (2004 - $373,653) was in cash and $1,327,822 (2004 - $1,578,752) was by issuance of 1,654,679 (2004 – 1,358,793) Common Shares.  General and administrative expenses were $1,891,270 (2004 - $800,896) including a non-cash charge of $611,353 (2004 – Nil) for stock compensation expenses.   General and administrative expenses were higher in 2005 due to increased corporate activity.  Funds received during the year were primarily from the issue of equity: warrant exercises were $1,046,566 (2004 - $480,562), stock option exercises were $22,750 (2004 - $50,800), and the net proceeds from private placements of Common Shares were $6,771,672 (2004 - $Nil). The Company’s cash on hand generated interest income of $80,432 (2004 - $66,999).  Accounts payable and accrued liabilities relating to general corporate expenses and exploration expenditures totalled $393,621 at December 31, 2005 (2004 - $61,837). The Company was actively drilling in Mexico near the end of December 2005, resulting in higher payables at December 31, 2005 versus 2004.

The Company and its subsidiary Lagartos entered into a formal agreement (the “Agreement”) dated October 10, 2005 with effect as of July 1, 2005 with Industrias Peñoles, S.A. de C.V. (“Peñoles”) whereby Peñoles or any of its subsidiaries have acquired an option to earn a 56% interest in the Juanicipio Property in Mexico in consideration for Peñoles: (a) conducting US$5,000,000 (minimum US$750,000) of exploration on the property over four years as follows: (i) US$750,000 in year 1 (completed); (ii) US$1,000,000 in year 2 (committed as of February 2006); (iii) US$1,250,000 in year 3; and (iv) US$2,000,000 in year 4; and (b) Peñoles purchasing US$500,000 of Common Shares of the Company within 30 business days after the signing of the initial letter of intent (the “LOI”) becomes effective at a price calculated based on the average closing price of the Company’s Common Shares for the 10 trading days prior to the purchase (which has been done); and (c) Peñoles purchasing US$500,000 of Common Shares of the Company within 30 business days after the first anniversary of the execution of the LOI, taking into account the average closing price of the Company’s Common Shares for the 10 trading days prior to such purchase (completed February 2006).  This Agreement with Peñoles both provides the Company with additional working capital and funds further exploration and development of the Juanicipio Property.

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

Year Ended December 31, 2004 Compared to the Year Ended December 31, 2003

Cash and cash equivalents at December 31, 2004 amounted to $1,866,360 as compared to $4,795,822 at December 31, 2003.  Exploration expenditures during the year ended December 31, 2004 related to exploration on the Company’s projects in Mexico were $1,976,622 (2003 - $2,019,740).  Mineral property acquisition costs were $1,961,872 (2003 – $1,235,928) of which $373,653 (2003 – $705,928) was in cash and $1,588,219 (2003 – $530,000) was by issuance of 1,358,793 (2003 – 900,000) Common Shares.  General and administrative expenses were $800,896 (2003 – $915,007)   Funds received during the year were primarily from the issue of equity related to warrant exercises for $480,562 (2003 - $3,068,996) and stock option exercises for $50,800 (2003 - $26,000).  The Company’s cash on hand generated interest income of $66,999 (2003 – $77,468).  Accounts payable and accrued liabilities relating to legal fees, finance fees, agency fees and exploration expenditures totalled $61,837 at December 31, 2004 (2003 - $208,018).

During 2003 the Company took steps to acquire 100% of Lexington Capital Group Inc.  Lexington’s sole asset is its indirect interest in the Juanicipio I claim.  In 2003 the Company also acquired 100% of Minera Los Lagartos, S.A. de CV.  The main assets held in Lagartos are its interests in the Juanicipio, Don Fippi and Guigui properties located in Mexico.  As a result of these acquisitions in 2003, the Company effectively acquired 100% of the Juanicipio Property and therefore extinguished all of the originally required option payments and work commitments to occur after such acquisition.  (See Item 4 - Information on the Company –The Juanicipio Property)

Research and Development, Patents and Licenses

This section is not applicable to the Company.

Trend Information

Other than the obligations under the Company’s property option agreements set out in Item 4 - Information on the Company – Business Overview and Item 5 - Operating and Financial Review and Prospects – Tabular Disclosure of Contractual Obligations, there are no identifiable trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Company’s liquidity either increasing or decreasing at present or in the foreseeable future.  The Company will require sufficient capital in the future to meet its acquisition payments and other obligations under property option agreements for those properties it considers worthy to incur continued holding and exploration costs upon.  The need to make such payments is a “Trend” as it is unlikely that all such obligations will be eliminated from the Company’s future business activities.  The Company intends to utilize cash on hand in order to meet its obligations under property option agreements until at least March 31, 2009. It is unlikely that the Company will generate sufficient operating cash flow to meet these ongoing obligations in the foreseeable future. Accordingly, subsequent to March 31, 2009, the Company may need to raise additional capital by issuance of equity.  At this time the Company has no plan or intention to issue any debt in order to raise capital for future requirements.

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

Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

Payments due by period

Contractual Obligations	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Sierra de Ramirez Property(1)	US$1,225,000	US$125,000	US$425,000	US$675,000	Nil
Adargas Property(2)	US$1,517,000	US$417,000	US$1,100,000	Nil	Nil
Cinco de Mayo Property(3)	US$775,000	US$175,000	US$600,000	Nil	Nil
TOTAL	US$3,517,000	US$717,000	US$2,125,000	US$675,000	Nil

(1) Of the final payment in the amount of US$650,000 due December 14, 2010, up to US$500,000 may be paid in Common Shares of the Company.  See Item 4 - Information on the Company - The Sierra de Ramirez Property.

(2) Comprised of US$742,000 in exploration work requirements and US$775,000 in option payments. Half of each of the remaining option payments may be paid in Common Shares at a deemed price per share equal to the average trading price of MAG’s Common Shares for 30 calendar days prior to the date of the payment. See Item 4 - Information on the Company - The Adargas Property.

(3) Comprised of US$775,000 in option payments. Half of each of the remaining option payments may be paid in Common Shares at a deemed price per share equal to the average trading price of MAG’s Common Shares for 30 calendar days prior to the date of the payment.  See Item 4 - Information on the Company - The Cinco de Mayo Property.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table sets forth all of our current directors and executive officers, with each position and office held by them.  Each director’s term of office expires at the next annual general meeting of shareholders of the Company.

All of our directors and senior management own, as a group, 4,820,423 Common Shares or 12.71% of all of the outstanding Common Shares as at May 31, 2007.

Name, Age, Position Held and Place of Residence	Director since	Principal Occupation During the Past Five Years
Daniel T. MacInnis, 55 Director, President & Chief Executive Officer British Columbia, Canada	February 1, 2005

February 2005 to present, President of the Company; October 2003 to February 2005, VP Exploration, Sargold Resources Corp., Sardinia, Italy; from 1999 to October 2003, Mr. MacInnis ran D. MacInnis Exploration and Consulting in Reno, Nevada. Worked within the Noranda / Hemlo / Battle Mountain Gold group from 1974 to 1999

Peter K. Megaw, 54 Director Tucson, Arizona, USA	February 6, 2006

President of IMDEX/Cascabel and co-founder of Minera Cascabel S.A. de C.V. since 1988, a geological consulting company; Co-founder and principal holder of Minera Coralillo S.A. de C.V., the vendor of  the Guigui Property; Co-founder and principal of Minera Bugambilias S.A. de C.V., the vendor of the Don Fippi Property; Consulting geologist for the Company since 2003;  Director of Candente Resources since 2004.

David G.S. Pearce, 52 Director & Audit Committee Member British Columbia, Canada	June 11, 1999

1999 to April 2003, President of the Company; 1992 to present, President of Mega Capital Corp., an investment holding company with real estate and equity holdings in the United States and Canada; 2003 to present, Director and Chief Financial Officer of Max Resource Corp.; June 1995 to present, President of Function Gate Hardware Ltd. and Function Gate Holdings Ltd.; 1992 to present, director of Kruger Capital Corp., a publicly trading company which finances real estate development; 1990 to present, President of Palmer Beach Properties, a private real estate development and investment company with real estate, retail and equity holdings in Canada.

Eric H. Carlson, 48 Director & Audit Committee Member British Columbia, Canada	June 11, 1999	July 1994 to present, President and CEO, Anthem Properties (1993) Ltd. (formerly Anthem Properties Corp.), a property development company; 1992 to present, President of Kruger Capital Corp.
R. Michael Jones, 43 Director & Audit Committee Member British Columbia, Canada	March 31, 2003

President and Director of Platinum Group Metals Ltd. from February 2000 to present, a platinum focused company with a deposit interest in South Africa and exploration properties in Canada; director and advisor to West Timmins Mining Inc. from 2006 to present; Director of Jerico Exploration from June 2004 to present; previously Vice President of Corporate Development for Aber Resources Ltd. from September 1997 to September 1999.

Jonathan Rubenstein, 58 Director British Columbia, Canada	February 26, 2007

Mr. Rubenstein practiced law until 1993 and has been a mining executive since that time; 1983 to present, director of Cumberland Resources, a TSX listed mining company with gold deposit in Nunavut; 2000 to present, a director of  Redcorp Ventures, a TSX listed mining company developing the Tulsequah Chief sulphide deposit in British Columbia; and 2006 to present, director of  Aurelian Resources, a TSX listed mining company with a gold discovery in Ecuador.

Gordon Neal, 52 Vice President, Corporate Development British Columbia, Canada	N/A	December 1, 2003 to present, Vice-President, Corporate Development of the Company; from 2006 to present, a director of Zappa Resources; previously President of Neal MacInerney Investor Relations.
Frank Hallam, 46 Chief Financial Officer British Columbia, Canada	N/A

Chief Financial Officer of the Company since April 30, 2003; 2002 to present, Chief Financial Officer and Director of Platinum Group Metals Ltd., a platinum focused company with a deposit interest in South Africa and exploration properties in Canada; 2005 to present, Director of Jerico Resources Inc.; 1996 to present, CFO Callinan Mines Ltd.; 1994 to 2002, Chief Financial Officer and Director of Tan Range Exploration Corp., a gold exploration company focused on East Africa; 1998 to 2004, Chief Financial Officer and Director of Derek Resources Corporation; previously Chartered Accountant with Coopers and Lybrand (now PricewaterhouseCoopers).

Jody Harris, 38 Corporate Secretary British Columbia, Canada	N/A

Corporate Secretary of the Company since May 8, 2007;  February 2006 to March 2007, Investor Relations Specialist of PAKIT Inc.; March 2004 to October 2005, Administrator/Office Manager of Silverado Gold Mines Ltd.; February 2000 to March 2002, Administrative Assistant of Rapid Transit Project 2000 Ltd.

The business background and principal occupations of our officers, directors, and senior management for the preceding five years are as follows:

Daniel T. MacInnis (Age 55)

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

Peter K. Megaw (Age 54)

Dr. Megaw was added to the board of directors in January 2006. His initial involvement in Mexican geology was through his MS research at the University of Texas at Austin, and later his Ph.D. work at the University of Arizona. The latter was an in-depth exploration-focused geological/geochemical study of the Santa Eulalia Ag-Pb-Zn District, Chihuahua and Carbonate Replacement Deposits (CRDs) in general. Peter has become a well-known individual in the Mexican mining industry. He has given seminars on the legal, logistical, and geological realities of mining exploration in Mexico to over 25 major and junior companies over the last 15 years. Peter’s primary exploration foci are CRDs, Vein Deposits and Porphyry Copper Deposits. He specializes in property evaluation and acquisition for clients through collaboration with his associates in Cascabel.  Dr. Megaw has been president of IMDEX/Cascabel and co-founder of Cascabel since their inception in 1988. Dr. Megaw is also co-founder and principal of Minera Coralillo S.A. de C.V., the vendor of the Guigui Property and Co-founder and principal of Minera Bugambilias S.A. de C.V., the vendor of the Don Fippi Property.  He is also a director of Candente Resources.

Dr. Megaw will devote approximately 10% of his time towards the Company’s affairs. He has not entered into a non-competition or non-disclosure agreement with the Company.

David G.S. Pearce (Age 52)

Since 1982, Mr. Pearce has been President of Mega Capital Corp., an investment holding company with real estate and equity holdings in the United States and Canada. Mr. Pearce co-founded, jointly with Robert C. Thornton, Mega Entertainment Corp., a subsidiary of Mega Capital Corp., which had video retail operations in 29 locations and was sold to Rogers Cable in June 1994. Mr. Pearce has also been President of Palmer Beach Properties Inc. since January 1990, which is an investment company with real estate, retail and equity holdings in Canada. Since June 1995, Mr. Pearce has been President of both Function Gate Hardware Ltd., which owns and operates a home hardware store in Whistler, British Columbia, and Function Gate Holdings Ltd., a real estate development company operating in Whistler, British Columbia. He is also a director of Max Resource Corp.

Mr. Pearce has been a director of Kruger Capital Corp., a public company listed on the Exchange and involved in ownership and financing of commercial real estate since December 1992.

Mr. Pearce devotes approximately 10% of his time towards the Company’s affairs. He has not entered into a non-competition or non-disclosure agreement with the Company.

Eric H. Carlson (Age 48)

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

R. Michael Jones (Age 43)

Mr. Jones graduated from the University of Toronto in 1985 with a Bachelor of Applied Sciences Degree in Geological Engineering. He is a professional engineer licensed in Ontario, Canada. He has worked in the mining industry since 1985 and is currently the President of Platinum Group Metals Ltd., a Director of West Timmins Gold Inc. and a director of Jerico Exploration.  His experience includes exploration and mining development and production in public companies since 1985.

Mr. Jones devotes approximately 20% of his time towards the Company’s affairs. He has not entered into a non-competition or non-disclosure agreement with the Company.

Jonathan Rubenstein (58)

Mr. Rubenstein was appointed to the Board February 26, 2007. In 2001 Mr. Rubenstein was one of the founders of Canico Resources Corp., where he served as a Director and as Vice President & Corporate Secretary as the company acquired, explored and developed its Onça Puma nickel deposit in Brazil. Mr. Rubenstein was instrumental in the negotiations for the 2005 acquisition of Canico by CVRD of Brazil for $941 million. As Vice President, Corporate Affairs for Sutton Resources, he also played a key role in negotiating the $525 million takeover of that company by Barrick Gold Corporation in 1999. He had practiced law until 1993 and has been a mining executive since that time. He is currently a director of Cumberland Resources, Redcorp Ventures and Aurelian Resources.

Gordon K. Neal (Age 52)

Mr. Neal was the founder of Neal McInerney Investor Relations, which grew to be the second largest Investor Relations firm in Canada with international offices serving a Financial Post 500 and Forbes 100 client base. During his time as President of this firm he marketed more than $4 billion of debt and equity to institutional investors in Canada, the United States and Europe. Mr. Neal is currently a director of Zappa Resources and has been a consultant to TVX Gold, Glamis Gold, Santa Elina Gold and Hillsborough Resources.

Frank R. Hallam (Age 46)

Mr. Hallam is a former auditor with Coopers and Lybrand (now PricewaterhouseCoopers). He has extensive experience at the senior management level with several publicly-listed resource companies.  Mr. Hallam is the former President, CEO and director of New Millennium Metals Corp. In addition to serving as Chief Financial Officer and director of the Company, Mr. Hallam serves as the Chief Financial Officer and director of Platinum Group Metals Ltd., is the Chief Financial Officer and a Director of West Timmins Gold Inc., is the Chief Financial Officer of Callinan Mines Ltd. and a director of Jerico Exploration.

Mr. Hallam devotes approximately 20% of his time towards the Company’s affairs. He has not entered into a non-competition or non-disclosure agreement with the Company.

Jody Harris (Age 38)

Ms. Harris was appointed Corporate Secretary on May 8, 2007.  Ms. Harris has extensive background in the mining industry in corporate administrative services.

Compensation

The directors of the Company have not historically received any cash compensation for services rendered in their capacity as directors of the Company though such payments are expected to commence in Fiscal 2007.  Certain information about payments to particular officers and directors is set out in the following table:

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year Ended	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options /SARs (1) Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP (2) Payouts ($)	All Other Compen-sation ($)
Daniel MacInnis(3) Director, President and CEO	2006 2005	$139,500(17) $119,000	Nil $30,000	Nil Nil	290,000(10) 360,000 (4)	Nil Nil	Nil Nil	Nil Nil
Peter Megaw Director	2006 2005 2004 2003 2002	Nil Nil Nil Nil Nil	Nil Nil Nil 50,248(24) Nil	Nil(18) $5,000 Nil Nil Nil	200,000(12) 50,000 (5) Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil
David G.S. Pearce Director; former President and CEO	2006 2005 2004 2003 2002	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	125,000(11) 75,000 (5) Nil 125,000 (7) Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil
Eric H. Carlson Director; former CFO	2006 2005 2004 2003 2002	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	125,000(11) 75,000 (5) Nil 125,000 (7) Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil
R. Michael Jones Director	2006 2005 2004 2003 2002	Nil Nil Nil Nil Nil	Nil $5,000 Nil Nil Nil	$2,580(19) Nil Nil $1,362 Nil	125,000(11) 100,000 (6) Nil 225,000(8) Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil
Jonathan Rubenstein(22) Director	2006	Nil	Nil	Nil	200,000(23)	Nil	Nil	Nil
Gordon Neal(14) VP Corporate Development	2006 2005 2004	Nil Nil Nil	$30,000 $10,000 Nil	$113,520 $85,950 $5,850	205,000(15) 190,000 (16) Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Frank Hallam CFO	2006 2005 2004 2003 2002	Nil Nil Nil $1,600 Nil	Nil $5,000 Nil Nil Nil	Nil Nil Nil Nil Nil	175,000(13) 100,000 (5) Nil 75,000 (9) Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil
Jody Harris(20) Corporate Secretary	2006	Nil	Nil	Nil	50,000(21)	Nil	Nil	Nil

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

(10)

Of these options, 100,000 are exercisable at a price of $3.00 each until February 6, 2011, 90,000 are exercisable at a price of $2.46 each until July 19, 2011 and 100,000 are exercisable at a price of $5.36 until December 14, 2011.

(11)

Each director received 75,000 options exercisable at a price of $3.00 each until February 6, 2011 and 50,000 exercisable at a price of $5.36 each until December 14, 2011.

(12)

Of these options, 150,000 are exercisable at a price of $3.00 each until February 6, 2011 and 50,000 exercisable at a price of $5.36 each until December 14, 2011.

(13)

Of these options, 100,000 are exercisable at a price of $3.00 each until February 6, 2011 and 75,000 exercisable at a price of $5.36 each until December 14, 2011.

(14)

Gordon Neal became the Vice President, Corporate Development of the Company on December 1, 2003.

(15)

Of these options, 75,000 are exercisable at a price of $3.00 each until February 6, 2011, 55,000 are exercisable at a price of $2.46 each until July 19, 2011 and 75,000 are exercisable at a price of $5.36 until December 14, 2011.

(16)

Of these options, 100,000 are exercisable at a price of $1.06 each until January 12, 2010 and 90,000 exercisable at a price of $0.75 each until August 5, 2010.

(17)

Dan MacInnis currently receives $12,844 per month for services rendered in his capacity as the President of the Company.

(18)

Peter Megaw also receives fees from IMDEX, a company controlled by him, for consulting services he provides to MAG. During the year ended December 31, 2006, MAG paid IMDEX $141,154. Dr. Megaw also is a principal of Minera Cascabel, which received fees of $1,049,611 during the year ended December 31, 2006 as property payments from MAG and for consulting services provided to MAG. See Item 7 – Major Shareholders and Related Party Transactions.

(19)

R. Michael Jones, a director of the company, received $2,580 for consulting services during the year ended December 31, 2006.

(20)

Jody Harris was appointed Corporate Secretary of the Company on May 8, 2007.

(21)

These options are exercisable at a price of $9.40 each until March 26, 2012.

(22)

Jonathan Rubenstein joined the Board of Directors effective February 22, 2007.

(23)

These options are exercisable at a price of $8.80 each until February 23, 2012.

(24)

Peter Megaw received a performance bonus of $50,248 in December 2003.

We do not provide pension, retirement or similar benefits for directors, senior management or employees.

Board Practices

The current directors were elected to their positions at the annual meeting of shareholders held on May 8, 2007.  Each of the directors continues to serve until the next meeting of shareholders unless his office is vacated earlier in accordance with the Articles of the Company or the provisions of the Business Corporations Act (British Columbia).  Our directors are appointed annually at the annual general meeting of shareholders.  Our officers are appointed by the board and serve at the board’s pleasure. We have not entered into service contracts with any of our directors other than Daniel MacInnis.

Effective January 25, 2005, the Company entered into an employment agreement (the “Employment Agreement”) with Daniel MacInnis, the President, Chief Executive Officer and a director of the Company, pursuant to which Mr. MacInnis receives stock options and is paid a base salary of $12,844 per month to manage the day-to-day operations of the Company for an indefinite term. The Company may terminate the Employment Agreement on notice without cause upon payment of two months’ salary and provision of benefits for the earlier of two months or until Mr. MacInnis obtains comparable benefits from another source. Mr. MacInnis may terminate the Employment Agreement at any time by providing 90 days’ written notice to the Company.

In May, 2007, the Board of Directors has also appointed a governance and nominating committee composed of Eric Carlson, R. Michael Jones and Jonathan Rubenstein, each of whom are non-executive directors.

In May, 2007, the Company established a Disclosure Committee to oversee the implementation of its Disclosure Policy and to monitor the policy’s effectiveness.  The members of the Disclosure Committee are Daniel MacInnis, Chief Executive Officer, Frank Hallam, Chief Financial Officer, and R. Michael Jones, an independent Director of the Company.

The Audit Committee, comprised of David Pearce, Eric Carlson and R. Michael Jones, meets at least once per quarter. The audit committee also meets periodically with management and the independent auditors to review financial reporting and control matters and to assist the Board in fulfilling its oversight responsibilities. It is responsible for reviewing with the independent auditor all financial statements of the Company to be submitted to an annual general meeting of our shareholders, prior to their consideration by the Board of Directors. The current Charter for the Audit Committee was adopted by the Board on May 8, 2007.   It effectively provides that the Audit Committee will review and oversee the financial reporting and accounting process of the Company, the system of internal control and management of financial risks, the external audit process, and the Company’s process for monitoring compliance with laws and regulations and its own code of business conduct.  In performing its duties, the Audit Committee will maintain effective working relationships with the Board, management, and the external auditors and monitor the independence of those auditors. The Audit Committee will consist of a minimum of three independent directors who are financially literate. The duties of the Audit Committee include reviewing all of the Company’s interim and annual financial statements and related management discussion and analysis and press releases, recommending the external auditor for appointment by the Company’s shareholders, reviewing the external auditor’s audit scope and approach, establishing “whistle blower” procedures and reviewing all related party transactions.

The Board of Directors also appointed a compensation committee composed of Eric Carlson, R. Michael Jones and Jonathan Rubenstein each of whom are non-executive directors whose recommendations are followed with regard to executive compensation.   The Compensation Committee, was established for the purpose of approving or providing the Board with recommendations relating to compensation of executive officers, succession plans for executive officers, human resources policies for executive officers, and administration of the Corporation’s compensation and benefits plans. The Compensation Committee will consist of a minimum of three independent directors who will meet at least once per year. The duties of the Compensation Committee include reviewing and recommending compensation and benefits, including incentive stock options, for all directors and executive officers of the Company and providing the related public disclosure.

Employees

As of December 31, 2006, we had a total of three (3) full-time and one (1) part-time employees/contract employees/consultants located in the Vancouver office. None of the employees are unionized.

Share Ownership

Name and Title	Share Ownership (1)	% Share Ownership
Daniel T. MacInnis Director, President and Chief Executive Officer	720,000	1.89%
Peter K. Megaw Director	968,121	2.55%
David G.S. Pearce Director and Audit Committee Member	775,000	2.04%
Eric H. Carlson Director and Audit Committee Member	1,010,400	2.66%
R. Michael Jones Director and Audit Committee Member	428,602	1.13%
Jonathan Rubenstein Director	200,000	0.53%
Gordon Neal Vice President, Corporate Development	393,300	1.05%
Frank Hallam Chief Financial Officer	275,000	0.73%
Jody Harris Corporate Secretary	50,000	0.13%
All Directors and Senior Management as a group	4,820,423	12.71%

(1)

As of May 31, 2007, direct and indirect Common Share ownership including options described in the table below.

Stock Options

At the Company’s annual general meeting held on May 8, 2007, shareholders adopted the Company’s Stock Option Plan (2007) (the “Stock Option Plan”).  The effective date of the Stock Option Plan is March 30, 2007, being the date the Board approved the Stock Option Plan, and it will terminate March 30, 2017. The following is a summary of the Stock Option Plan.

The maximum number of Common Shares to be reserved for issuance under the Stock Option Plan will not exceed 10% of the number of Common Shares of the Company issued and outstanding on the applicable date of grant, provided that the maximum number of options which may be granted to US persons in accordance with section 422 of the US Internal Revenue Code of 1986, as amended, is limited to 700,000. The Stock Option Plan will be administered by a stock option committee (the “Committee”) of the Company’s Board consisting of not less than two of its members. The Stock Option Plan provides that options may be granted to any employee, officer, director or consultant of the Company or a subsidiary of the Company. The options issued pursuant to the Stock Option Plan will be exercisable at a price not less than the market value of the Company’s Common Shares at the time the option is granted. Options under the Stock Option Plan will be granted for a term not to exceed five years from the date of their grant, provided that if the Company is then a “Tier 1” company listed on the TSX Venture Exchange, the term of the option will be not more than 10 years. Options granted under the Stock Option Plan will be subject to such vesting schedule as the Committee may determine.  In the event that an option is to be terminated prior to expiry of its term due to certain corporate events, all options then outstanding shall become immediately exercisable for 10 days after notice thereof, notwithstanding the original vesting schedule. Options will also be non-assignable and non-transferable, provided that they will be exercisable by an optionee’s legal heirs, personal representatives or guardians for up to six months following the death or termination of an optionee due to disability, or up to six months following the death of an employee if the employee dies within 6 months of termination due to disability.  All such options will continue to vest in accordance with their original vesting schedule.

The following options of the Company are presently outstanding:

Name	Position with the Company	Number of Common Shares under Option	Exercise Price	Expiry Date
Daniel T. MacInnis	Director, President and Chief Executive Officer	100,000 90,000 100,000 110,000 250,000 650,000	$5.36 $2.46 $3.00 $1.00 $1.06	Dec 14/11 July 19/11 Feb 6/11 Dec 1/10 Feb 1/10
Peter Megaw	Director and Consultant	50,000 150,000 50,000 250,000	$5.36 $3.00 $1.06	Dec 14/11 Feb 6/11 Jan 12/10
David G.S. Pearce	Director and Audit Committee Member	50,000 75,000 75,000 50,000 250,000	$5.36 $3.00 $1.06 $0.70	Dec 14/11 Feb 6/11 Jan 12/10 May 12/08
Eric H. Carlson	Director and Audit Committee Member	50,000 75,000 75,000 75,000 50,000 325,000	$5.36 $3.00 $1.06 $0.50 $0.70	Dec 14/11 Feb 6/11 Jan 12/10 April 22/08 May 12/08
R. Michael Jones	Director and Audit Committee	50,000 75,000 100,000 148,500 50,000 423,500	$5.36 $3.00 $1.06 $0.50 $0.70	Dec 14/11 Feb 6/11 Jan 21/10 April 22/08 May 12/08
Jonathan Rubenstein	Director	200,000	$8.80	Feb 23/12
Gordon Neal	Consultant	75,000 55,000 75,000 53,000 100,000 358,000	$5.36 $2.46 $3.00 $0.75 $1.06	Dec 14/11 July 19/11 Feb 6/11 Aug 5/10 Jan 12/10
Frank Hallam	Chief Financial Officer	75,000 100,000 100,000 275,000	$5.36 $3.00 $1.06	Dec 14/11 Feb 6/11 Jan 12/10

Jody Harris	Corporate Secretary	50,000	$9.40	Mar 26/12
Grace To	Consultant	20,000 10,000 75,000 50,000 75,000 230,000	$7.56 $4.04 $1.06 $0.70 $0.50	Jan 23/12 Mar 28/11 Jan 12/10 May 12/08 Apr 22/08
Marshal House	Consultant	15,000 20,000 30,000 20,000 85,000	$5.36 $4.04 $1.06 $0.70	Dec 14/11 Mar 28/11 Jan 12/10 May 12/08
John Foulkes	Consultant	15,000 10,000 15,000 15,000 55,000	$5.36 $4.04 $1.14 $1.06	Dec 14/11 Mar 28/11 Oct 3/10 Jan 12/10
Carrie Cojocari	Consultant	7,500 10,000 15,000 5,000 37,500	$5.36 $4.04 $1.14 $1.06	Dec 14/11 Mar 28/11 Oct 3/10 Jan 12/10
Sarah Burns	Consultant	2,500 10,000 7,500 20,000	$5.36 $4.04 $1.14	Dec 14/11 Mar 28/11 Oct 3/10
Kenneth Kuiper	Consultant	12,500 10,000 22,500	$5.36 $4.04	Dec 14/11 Mar 28/11
Rubilyn Lapiz	Employee	7,500 15,000 22,500	$5.36 $3.56	Dec 14/11 Mar 20/11
Paz Pino	Consultant	5,000 6,500 12,000	$5.36 $4.04	Dec 14/11 Mar 28/11
Darin Wagner	Consultant	20,000 10,000 30,000	$5.36 $4.04	Dec 14/11 Mar 28/11
Carl A Kuehn	Consultant	50,000	$4.04	Mar 28/11
Porfirio Padilla	Consultant	50,000	$4.04	Mar 28/11
Jim McGlasson	Consultant	50,000	$2.00	June 15/11
Gabriel Arredondo	Consultant	25,000	$3.12	Sept 1/11
Clancy Wendt	Consultant	15,000	$7.56	Jan 23/12
Contact Financial	Consultants	50,000	$7.56	Jan 23/12

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth, as at April 30, 2007, certain information with respect to the beneficial ownership of our Common Shares by each shareholder known by us to be the beneficial owner of more than 5% of our outstanding Common Shares including the executive officers and directors. Unless otherwise indicated by footnote, we believe that the beneficial owners of the Common Shares listed below, based on information furnished by such owners, have sole investment and voting power with respect to such Common Shares, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the United States Securities and Exchange Commission and generally includes voting or investment power with respect to securities. The shareholders below have identical voting rights to the other shareholders.

Title of Class	Identity of Holder	Date	Number of Common Shares	Percentage of Beneficially Owned
Common Shares	N/A	N/A	N/A	N/A

United States Shareholders

As of March 26, 2007 we had 51 registered shareholders with addresses in the United States representing 9.74% of the then issued and outstanding Common Shares. In addition, residents of the United States may beneficially own Common Shares registered in the names of non-residents of the United States.

Related Party Transactions

None of our directors or senior officers, and no associates or affiliates of any of them is or has been materially indebted to us or our subsidiaries at any time. None of our experts or counsel was employed on a contingent basis or owns any Common Shares, which is material to such person.

George Young received 250,000 Common Shares of the Company, R. Michael Jones received 50,000 Common Shares of the Company and Platinum Group Metals Ltd. (“PTM”), a company with a common director and common officer at that time (at the time of writing the companies now share two common directors and one common officer), received 200,000 Common Shares as finders fees in connection with the Company’s acquisition of Lagartos, which Common Shares were also held in escrow under an agreement dated April 8, 2003. These Common Shares were released from escrow as to 10% on April 21, 2003 and 15% each six months thereafter so that all such Common Shares were released by April 21, 2006.  The Company priced these Common Shares at $0.50 per share.

For the year ended December 31, 2006, Dan MacInnis, the Company’s president received $139,500 in compensation for management services (2005 - $149,900).

For the year ended December 31, 2006 a company controlled by an officer of the Company, Gordon Neal, Vice President Corporate Development, received $113,520 in compensation for consulting services (2005 - $125,950).

The Company is party to a Field Services Agreement, whereby it has contracted exploration services in Mexico with Cascabel (owned 33.3% by Peter Megaw) and IMDEX Inc. (“Imdex”).  As of January 2006, these companies have a common director with the Company.  During the year ended December 31, 2006 the Company accrued or paid Cascabel and IMDEX consulting, administration and travel fees totalling $141,154 and exploration costs totaling $1,049,611 under the Field Services Agreement.

During the year ended December 31, 2003, the Company entered into an office services agreement with Platinum Group Metals Ltd. (“PTM”), a company with a common director and common officer at that time (at the time of writing the companies now share two common directors and one common officer). During the year ended December 31, 2006 the Company accrued or paid PTM $138,081 under the common service agreement (2005 - $133,329).

During the year ended December 31, 2004, the Company entered into an office lease agreement with Anthem Works Ltd. (“Anthem”), a company with a common director.  During the period ended December 31, 2006 the Company accrued or paid Anthem $62,333 under the office lease agreement (2005 - $62,333).

These transactions were incurred in the normal course of business and are measured at the exchange amount which was the consideration established and agreed to by the noted parties.

R. Michael Jones, a director of the company, received $2,580 for consulting services for the year ended December 31, 2006.  See Item 6 - Directors, Senior Management and Employees.

Interests of Experts and Counsel

Not Applicable.

ITEM 8.

FINANCIAL INFORMATION

Financial Statements

Our audited consolidated financial statements which comprises our consolidated balance sheets as at December 31, 2006 and 2005 and the consolidated statements of operations, of shareholders’ equity and of cash flows for each of the years in the three year period ended December 31, 2006 and the notes to those statements and the report of independent registered chartered accountants thereon, are included under Item 17 of this Form 20-F.

Dividend Policy

The Company has not declared any dividends and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Significant Changes

There have been no significant changes since December 31, 2006.

ITEM 9.

THE OFFER AND LISTING

Markets and Price History

Our Common Shares have been listed and posted for trading on the TSX Venture Exchange (symbol:  MAG) since April 19, 2000.  Since then, the high-low stock range has been between $0.04 and $10.00.  The closing price of our Common Shares on May 31, 2007 was $10.35.

The annual high-low ranges for our Common Shares on the Exchange since 2002 are set out below, as well as the quarterly high-low range for the last two financial years.

Year	High	Low
2006	$6.90	$1.34
2005	$1.53	$0.62
2004	$2.45	$0.54
2003	$2.65	$0.48
2002	$0.17	$0.04
2006	High	Low
1st Quarter	$4.49	$1.34
2nd Quarter	$4.48	$1.59
3rd Quarter	$3.64	$2.11
4th Quarter	$6.90	$2.73
2005	High	Low
1st Quarter	$1.10	$0.88
2nd Quarter	$1.29	$0.73
3rd Quarter	$1.25	$0.62
4th Quarter	$1.53	$0.91

The monthly high-low ranges for our Common Shares on the Exchange since November 2006 is set out below.

Month	High	Low
May	$12.44	$9.00
April	$9.77	$7.77
March	$10.00	$8.35
February	$9.00	$7.80
January	$8.10	$5.51
December	$6.90	$4.29

At March 26, 2007, we had 41,036,394 Common Shares issued and outstanding and held by 136 owners of record.

In January 2007, the Company applied for listing on a US stock exchange.  At the date of this Annual Report, the application is in process.

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

At the Company’s annual meeting of shareholders held on June 15, 2005, the Company obtained the approval of its shareholders to adopt new articles (the “New Articles”) for the Company. The new Articles became effective July 27, 2005. Generally, the New Articles may be amended by a special resolution of the shareholders approved by not less than 66 2/3% of the votes cast and by filing thereafter with the Registrar of Companies for the Province of British Columbia. The New Articles have been added to this Annual Report as Exhibit 1(c).

As at May 31, 2007 our authorized and issued capital is as follows:

Authorized:	Unlimited number of Common Shares without par value Unlimited number of preferred shares without par value
Issued:	41,352,896 Common Shares, of which Nil are held in escrow. No preferred shares are outstanding

Common Shares

All issued and outstanding Common Shares are fully paid and non-assessable.  Each holder of record of Common Shares is entitled to one vote for each Common Share so held on all matters requiring a vote of shareholders, including the election of directors.  The holders of Common Shares will be entitled to dividends on a pro-rata basis, if, as and when declared by the board of directors.  There are no preferences, conversion rights, pre-emptive rights, subscription rights, redemption provisions, sinking fund provisions, liability for future capital calls, or restrictions on transfers attached to the Common Shares and no provisions discriminating against any existing or prospective shareholder as a result of that person owning a substantial number of Common Shares.  In the event of our liquidation, dissolution, or winding up, the holders of Common Shares are entitled to participate in our assets available for distribution after satisfaction of the claims of creditors. Provisions as to the creation, modification, amendment or variation of such rights or such provisions are contained in the Business Corporations Act (British Columbia) and the Notice of Articles and Articles of the Company do not contain any additional provisions which are more stringent than those contained in the Business Corporations Act (British Columbia). Generally, such variations require a resolution of the shareholders approved by not less than 66 2/3% of the votes cast and by filing thereafter with Registrar of Companies in the Province of British Columbia.

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

Questions to be determined at a directors meeting shall be determined by a majority vote.  The Chairman has no additional power for voting, and directors are not required to hold our Common Shares and there is no mandatory retirement age.

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

Shareholders

An annual general meeting shall be held once in every calendar year and within 15 months of the last annual general meeting at such time and place as may be determined by the directors.  A quorum at an annual general meeting and special meeting shall be two shareholders or two proxyholders representing shareholders, or a combination thereof, holding not less than 5% of the issued and outstanding Common Shares entitled to be voted at the meeting. We believe there is no limitation imposed by the laws of British Columbia or by the Notice of Articles or our other constituent documents on the right of a non-resident to hold or vote the Common Shares.

Material Contracts

During the two prior financial years, we have entered into the following material contracts, which may be inspected at the head office of the Company, Suite 328 – 550 Burrard Street, Vancouver, British Columbia, V6C 2B5, during normal business hours:

1.

Don Fippi Agreement dated November 18, 2002 as amended April 20, 2005 among the Company, Lagartos and Bugambilias.  See Item 4 - Information on the Company – Business Overview – The Don Fippi Property.

2.

Guigui Agreement dated November 18, 2002 as amended April 20, 2005 among the Company, Lagartos and Coralillo.  See Item 4 - Information on the Company – Business Overview – The Guigui Property.

3.

Agreement effective July 1, 2005 among the Company and Industrias Peñoles, S.A. de C.V. See Item 4 - Information on the Company – Business Overview – The Juanicipio Property.

4.

Stock Options dated August 5, 2005, with Gordon Neal. See Item 6 - Directors, Senior Management and Employees – Stock Options.

5.

Stock Options dated October 3, 2005, with John Foulkes, Carrie Cojocari, and Sarah Burns. See Item 6 - Directors, Senior Management and Employees – Stock Options.

6.

Service Agreement dated September 14, 2005 with Contact Financial Corporation for Investor Relations Services.  See exhibit 4 (v).

7.

Stock Options dated December 1, 2005 with Dan MacInnis. See Item 6 - Directors, Senior Management and Employees – Stock Options.

8.

Stock Options dated December 12, 2005 with Erin Airton. See Item 6 - Directors, Senior Management and Employees – Stock Options.

9.

Stock Options dated January 10, 2006 with Ken Kuiper. See Item 6 - Directors, Senior Management and Employees – Stock Options.

10.

Stock Options dated February 6, 2006 with Frank Hallam, Eric Carlson, David Pearce, Dan MacInnis, Peter Megaw, Gordon Neal, and R. Michael Jones. See Item 6 - Directors, Senior Management and Employees – Stock Options.

11.

Stock Options dated March 20, 2006 with Rubi Lapiz. See Item 6 - Directors, Senior Management and Employees – Stock Options.

12.

Stock Options dated March 28, 2006 with Grace To, John Foulkes, Marshall House, Carrie Cojocari, Tyler Malden, Sarah Burns, Paz Pino, Erin Airton, Darin Wagner, Tony Kuehn, Porfirio Padilla,  and Ken Kuiper. See Item 6 - Directors, Senior Management and Employees – Stock Options.

13.

Stock Options dated June 15, 2006 with Jim McGlasson. See Item 6 - Directors, Senior Management and Employees – Stock Options.

14.

Stock Options dated July 19, 2006 with Dan MacInnis and Gordon Neal. See Item 6 - Directors, Senior Management and Employees – Stock Options.

15.

Stock Options dated September 1, 2006 with Gabriel Gomes.  See Item 6 - Directors, Senior Management and Employees – Stock Options.

16.

Amended Sierra de Ramirez Agreement on September 4, 2006 among the Company and Minera Rio Tinto, S.A. de C.V.  See Item 4 - Information on the Company – Business Overview – Sierra de Ramirez.

17.

Stock Options dated December 14, 2006 with Frank Hallam, Eric Carlson, David Pearce, Dan MacInnis, Peter Megaw, Gordon Neal, R. Michael Jones, John Foulkes, Marshall House, Carrie Cojocari, Sarah Burns, Paz Pino, Erin Airton, Darin Wagner, Rubilyn Lapiz and Ken Kuiper. See Item 6 - Directors, Senior Management and Employees – Stock Options.

18.

Stock Options dated January 23, 2007 with Grace To, Clancy Wendt and Contact Financial.  See Item 6 - Directors, Senior Management and Employees – Stock Options.

19.

Stock Options dated February 23, 2007 with Jonathan Rubenstein.  See Item 6 - Directors, Senior Management and Employees – Stock Options.

20.

Field Services Agreement dated March 1, 2007 Cascabel (owned 33.3% by Peter Megaw) and IMDEX Inc.  See Item 7 – Major Shareholders and Related Party Transactions and Exhibit 4 (w).

21.

Stock Options dated March 26, 2007 with Jody Harris.  See Item 6 - Directors, Senior Management and Employees – Stock Options.

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

Material Canadian Federal Income Tax Consequences

The following is a summary of the material Canadian federal income tax considerations, as of the date hereof, generally applicable to holders of our Common Shares who deal at arm’s length with us, who at all relevant times for purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”) and any applicable tax treaty or convention, are not resident or deemed to be resident in Canada, and to whom such Common Shares are capital property.  Generally, our Common Shares will be considered to be capital property to a holder thereof provided that the holder does not use such Common Shares in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure in the nature of trade.  All holders of our Common Shares should consult their own tax advisors as to whether, as a matter of fact, they hold our Common Shares as capital property for the purposes of the Canadian Tax Act. This summary does not apply to a non-resident insurer.

This discussion is based on the current provisions of the Canadian Tax Act and the regulations thereunder, the current provisions of the Canada-United States Income Tax Convention (1980) (the “Tax Treaty”) and current published administrative practices of the Canada Revenue Agency.  This discussion takes into account specific proposals to amend the Canadian Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in their present form.  No assurances can be given that the Proposed Amendments will be enacted in the form proposed, if at all.

Except for the foregoing, this discussion does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations described herein.

THIS SUMMARY IS OF A GENERAL NATURE ONLY.  IT IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF THE CANADIAN INCOME TAX CONSEQUENCES AND SHOULD NOT BE INTERPRETED AS LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER OF OUR COMMON SHARES.  EACH HOLDER OF OUR COMMON SHARES IS THEREFORE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THEIR OWN PARTICULAR CIRCUMSTANCES.

A holder of our Common Shares will not be subject to tax under the Canadian Tax Act on the sale or other disposition of the Common Shares, provided the Common Shares are not “taxable Canadian property” to the holder.  Generally, our Common Shares will not be “taxable Canadian property” to a holder at a particular time provided that the Common Shares are listed on a prescribed stock exchange and the holder, together with persons with whom the holder does not deal at arm’s length, has not owned (or had under option) 25% or more of the issued shares of any class or series of our capital stock at any time within sixty months preceding the particular time.

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

Material United States Federal Income Tax Consequences

The following is a general discussion of the material United States Federal income tax law for U.S. holders that hold such Common Shares as a capital asset, as defined under United States Federal income tax law and is limited to discussion of U.S. Holders that own less than 10% of the Common Shares.  This discussion does not address all potentially relevant Federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder.  In addition, this discussion does not cover any state, local or foreign tax consequences.

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

Dividends paid on the Common Shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company.  Because the Company expects that it will be classified as a “passive foreign investment company” as described below, this deduction will not be available to a U.S. Holder which is a corporation.  Since the Company believes it has been a Passive Foreign Investment Company in the preceding fiscal year and expects to be characterized as a Passive Foreign Investment Company in the current fiscal year, the Company will not be treated as a “qualified foreign corporation” for purposes of determining whether dividends paid to noncorporate U.S. Holders will be taxed at a maximum U.S. federal rate of 15%. The dividend rules are complex, and each U.S. Holder should consult with his or her own tax advisors regarding the dividend rules as they apply to each U.S. Holder.

Foreign Tax Credit

A U.S. Holder, who does not fall under any of the provisions contained within the “Other Considerations for U.S. Holders” section, and who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of Common Shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year.  There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source taxable income bears to his or its world-wide taxable income.  In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic (U.S.) sources.  Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income.  Dividends distributed by the Company will generally constitute foreign source “passive income” or, in the case of U.S. Holders, “financial services income” for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of Common Shares of the Company are urged to consult their own tax advisors regarding their individual circumstances.

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

Passive Foreign Investment Company

As a foreign corporation with U.S. shareholders, the corporation could be treated as a passive foreign investment corporation (“PFIC”).  Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes but is not limited to interest, dividends and certain rents and royalties or (ii) at least 50% of its assets held during the year produce or are held for the production of passive income.  The 50% test is based upon the average value of the corporation’s assets (or, the adjusted tax basis of its assets, if the company is not publicly traded and is a controlled foreign corporation or makes an election).  The Company believes that it has been a PFIC for each fiscal year since its incorporation, and expects to be characterized as a PFIC this fiscal year.

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

Dividend and Paying Agents

Not Applicable.

Statement by Experts

Not Applicable.

Documents on Display

Documents concerning the Company which are referred to in this document may be inspected at the offices of MAG Silver Corp., Suite 328, 550 Burrard Street, Vancouver, British Columbia, Canada  V6C 2B5.

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

DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15T.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2006, the Company, under the supervision and with the participation of its management, including the Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of the Company’s disclosure controls and procedures (as defined in U.S. Exchange Act Rule 13a-14(c)). The Company’s management necessarily applied its judgment in assessing such controls and procedures, which by their nature can provide only a reasonable assurance regarding management’s control objectives. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of such date, the Company’s disclosure controls and procedures were effective at the reasonable assurance level for gathering, analyzing and disclosing the information the Company is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms.

In addition, the Company’s Chief Executive Officer and Chief Financial Officer have determined that the disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that are filed under the Exchange Act is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

The Company is currently considered a non-accelerated filer pursuant to Rule 12b-2 of the Exchange Act. Therefore, the Company is not currently required to make statements regarding the effectiveness of internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act. However, the Company and its management, including its Chief Executive Officer and Chief Financial Officer, recognize that the Company will likely be required to comply with disclosure report requirements of Section 404 beginning with the fiscal year ending December 31, 2007.

There were no changes in the Company’s internal control over financial reporting or in other factors that could significantly affect the Company’s internal control over financial reporting during 2006.

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

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

ITEM 16B.

CODE OF ETHICS

The Company has adopted a code of ethics applicable to principal executive officer, principal financial officer, and directors and officers. The code is included as an exhibit to this Annual Report and has been posted on the Company’s website at www.magsilver.com. The Company undertakes to provide a copy of such code to any person without charge on request to the Secretary of the Company at Suite 328, 550 Burrard Street, Vancouver, British Columbia, Canada V6C 2B5 Telephone: (604) 630-1399, Facsimile (604)484-4710 or email info@magsilver.com.

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees for professional services rendered by the independent registered accountants, Deloitte & Touche LLP, for the Company and for the years ending December 31, 2006 and December 31, 2005 totalled $77,200 and $72,000, respectively, as detailed in the following table.  All funds are in Canadian dollars:

	Year ended December 31, 2006	Year ended December 31, 2005
Audit Fees	$75,200	$70,000
Audit Related Fees	$Nil	$Nil
Tax Fees	$2,000	$2,000
All Other Fees	$Nil	$Nil
TOTAL	$77,200	$72,000

The nature of the services provided by Deloitte & Touche LLP under each of the categories indicated in the table is described below.

Audit Fees

Audit fees are those incurred for professional services rendered by Deloitte & Touche LLP for the audit of the Company’s annual financial statements and services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

Audit-related fees are those incurred for assurance and related services reasonably related to the performance of the audit or review of the annual statements that are not reported under “Audit Fees” above.

Tax Fees

Tax fees are those incurred for tax compliance, tax advice and tax planning professional services.  These services consisted of: tax compliance including the review of tax returns, and tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax, payroll tax and value added tax).

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

FINANCIAL STATEMENTS

The following Financial Statements are filed as part of this Annual Report, together with the Reports of the Independent Auditors:

(1)

Report of Independent Registered Chartered Accountants

(2)

Consolidated Balance Sheets as at December 31, 2006 and 2005

(3)

Consolidated Statements of Operations for each of the years in the three year period ended December 31, 2006 and for the cumulative period from April 21, 1999 to December 31, 2006

(4)

Consolidated Statements of Shareholders’ Equity for each of the years in the three year period ended December 31, 2006 and for the cumulative period from April 21, 1999 to December 31, 2006

(5)

Consolidated Statements of Cash Flows for each of the years in the three year period ended December 31, 2006 and for the cumulative period from April 21, 1999 to December 31, 2006

(6)

Notes to the Consolidated Financial Statements

Independent auditors’ report

To the Shareholders of

MAG Silver Corp.

(An exploration stage company)

We have audited the consolidated balance sheets of MAG Silver Corp. (an exploration stage company) as at December 31, 2006 and 2005 and the consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2006 and the cumulative period from April 21, 1999 to December 31, 2006.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2006 and the cumulative period from April 21, 1999 to December 31, 2006 in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.

Independent Registered Chartered Accountants

February 23, 2007

Comments by auditors on Canada - United States of America reporting differences

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements.  Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Shareholders dated February 23, 2007 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the consolidated financial statements.

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s consolidated financial statements, such as the change described in Note 12 (b) to the consolidated financial statements.  Our report to the shareholders, dated February 23, 2007, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the consolidated financial statements.

Independent Registered Chartered Accountants

February 23, 2007

MAG SILVER CORP.
(An exploration stage company)
Consolidated Balance Sheets

	December 31,
	2006	2005
ASSETS

CURRENT
Cash and cash equivalents	$ 3,506,930	$ 7,560,193
Amounts receivable (Note 11)	273,035	105,071
Interest receivable	115,227	26,412
Prepaid expenses	40,965	22,237
TOTAL CURRENT ASSETS	3,936,157	7,713,913
EQUIPMENT AND LEASEHOLDS (Note 3)	31,332	39,914
MINERAL RIGHTS (Note 7)	5,504,137	4,858,108
DEFERRED EXPLORATION COSTS (Note 7)	9,458,932	5,463,471
TOTAL ASSETS	$ 18,930,558	$ 18,075,406

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$ 350,368	$ 393,621
TOTAL LIABILITIES	350,368	393,621

SHAREHOLDERS' EQUITY

Share capital (Note 4)
Authorized - 1,000,000,000 Common Shares,
without par value
Issued and outstanding at December 31, 2006
- 37,928,610 Common Shares (December 31, 2005 -
36,191,648)	23,433,942	20,812,185
Contributed surplus (Note 5)	3,059,194	915,979
Deficit	(7,912,946)	(4,046,379)
TOTAL SHAREHOLDERS' EQUITY	18,580,190	17,681,785
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 18,930,558	$ 18,075,406

CONTINUING OPERATIONS (Note 1)

ON BEHALF OF THE BOARD

“R. Michael Jones”
Director

“ Daniel MacInnis”
Director

MAG SILVER CORP.
(An exploration stage company)
Consolidated Statements of Operations

				Cumulative
				amount from
				April 21,
	Year ended	Year ended	Year ended	1999 to
	December 31,	December 31,	December 31,	December 31,
	2006	2005	2004	2006

EXPENSES
Accounting and audit	$ 211,168	$ 127,959	$ 126,837	$ 657,250
Amortization	16,820	18,357	11,563	48,601
Bank charges and interest	2,214	1,827	3,021	23,347
Filing and transfer agent fees	48,782	42,254	41,163	227,368
Foreign exchange gain (loss)	12,479	(29,506)	48,349	76,809
Legal	89,810	167,005	71,493	521,960
Management and consulting fees	485,993	415,117	173,444	1,258,466
Property investigation expense	-	4,851	-	4,851
Shareholder relations	288,687	109,803	81,277	541,126
Stock compensation expense	2,341,159	611,353	-	3,027,820
Telephone and office	365,880	252,257	190,910	913,482
Travel	212,168	169,993	52,839	565,732
Write-off of advances	-	-	-	252,420
Write-off of computer software	-	-	-	2,673
	4,075,160	1,891,270	800,896	8,121,905
LOSS BEFORE THE FOLLOWING	(4,075,160)	(1,891,270)	(800,896)	(8,121,905)
INTEREST INCOME	208,593	80,432	66,999	457,087
NET LOSS FOR THE PERIOD	$(3,866,567)	$(1,810,838)	$ (733,897)	$(7,664,818)

BASIC AND DILUTED
LOSS PER SHARE	$ (0.10)	$ (0.06)	$ (0.03)

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING	37,055,631	28,353,901	24,578,037

MAG SILVER CORP.
(An exploration stage company)
Consolidated Statements of Shareholders' Equity

							Deficit
							accumulated
	Common Shares		Shares	Special			during the	Total
	without par value		allotted but	warrants		Contributed	exploration	shareholders'
	Shares	Amount	not issued	Number	Amount	Surplus	stage	Equity

Issued for cash	1,500,000	$ 150,000	$ -	-	$ -	$ -	$ -	$ 150,000
Net loss	-	-	-	-	-	-	(4,279)	(4,279)
Balance, October 31, 1999	1,500,000	150,000	-	-	-	-	(4,279)	145,721
Net loss	-	-	-	-	-	-	(3,787)	(3,787)
Balance, December 31, 1999	1,500,000	150,000	-	-	-	-	(8,066)	141,934
Issued for cash	1,500,000	240,222	-	-	-	-	-	240,222
Net loss	-	-	-	-	-	-	(5,641)	(5,641)
Balance, December 31, 2000	3,000,000	390,222	-	-	-	-	(13,707)	376,515
Net loss	-	-	-	-	-	-	(279,639)	(279,639)
Balance, December 31, 2001	3,000,000	390,222	-	-	-	-	(293,346)	96,876
Issued for cash			-	2,400,000	375,000	-	-	375,000
Net loss	-	-	-	-	-	-	(122,631)	(122,631)
Balance, December 31, 2002	3,000,000	390,222	-	2,400,000	375,000	-	(415,977)	349,245
Issued for cash	11,500,000	5,109,766	-	-	-	-	-	5,109,766
Conversion of special warrants	2,400,000	375,000	-	(2,400,000)	(375,000)	-	-	-
Agent's administration
shares	10,000	5,000	-	-	-	-	-	5,000
Finders' fee shares	500,000	250,000	-	-	-	-	-	250,000
Issued to obtain mineral property
option rights	200,000	100,000	-	-	-	-	-	100,000
Issued on acquisition of
Lexington	200,000	180,000	-	-	-	-	-	180,000
Warrants exercised	5,183,995	3,068,996	-	-	-	-	-	3,068,996
Stock options exercised	100,000	26,000	-	-	-	-	-	26,000
Stock options granted to
consultants	-	-	-	-	-	75,308	-	75,308
Net loss	-	-	-	-	-	-	(837,539)	(837,539)
Balance, December 31, 2003	23,093,995	9,504,984	-	-	-	75,308	(1,253,516)	8,326,776
Cumulative effect of change in
accounting policy (Note 2 (j))	-	-	-	-	-	248,128	(248,128)	-
Issued to obtain mineral property
option rights	1,358,793	1,578,752	-	-	-	-	-	1,578,752
Warrants exercised	1,236,750	480,562	-	-	-	-	-	480,562
Stock options exercised	140,000	68,070	-	-	-	(17,270)	-	50,800
Shares allotted to acquire mineral
property option rights	-	-	9,467	-	-	-	-	9,467
Net loss	-	-	-	-	-	-	(733,897)	(733,897)
Balance, December 31, 2004	25,829,538	11,632,368	9,467	-	-	306,166	(2,235,541)	9,712,460
Issued for cash (Note 4 (a))	7,201,176	6,771,672	-	-	-	-	-	6,771,672
Issued to obtain mineral property
option rights	1,654,679	1,337,289	(9,467)	-	-	-	-	1,327,822
Warrants exercised	1,400,755	1,046,566	-	-	-	-	-	1,046,566
Stock options exercised	105,500	24,290	-	-	-	(1,540)	-	22,750
Stock options granted	-	-	-	-	-	611,353	-	611,353
Net loss	-	-	-	-	-	-	(1,810,838)	(1,810,838)
Balance, December 31, 2005	36,191,648	$20,812,185	$ -	-	$ -	$ 915,979	$(4,046,379)	$17,681,785
Issued for cash (Note 4 (a))	245,716	577,433	-	-	-	-	-	577,433
Issued to obtain mineral property
option rights	85,043	204,431	-	-	-	-	-	204,431
Warrants exercised	944,503	1,275,079	-	-	-	-	-	1,275,079
Stock options exercised	461,700	564,814	-	-	-	(197,944)	-	366,870
Stock options granted	-	-	-	-	-	2,341,159	-	2,341,159
Net loss	-	-	-	-	-	-	(3,866,567)	(3,866,567)
Balance, December 31, 2006	37,928,610	$23,433,942	$ -	-	$ -	$3,059,194	$(7,912,946)	$18,580,190

MAG SILVER CORP.
(An exploration stage company)
Consolidated Statements of Cash Flows
				Cumulative
				amount from
				April 21,
	Year ended	Year ended	Year ended	1999 to
	December 31,	December 31,	December 31,	December 31,
	2006	2005	2004	2006
OPERATING ACTIVITIES
Loss for the period	$(3,866,567)	$(1,810,838)	$ (733,897)	$(7,664,818)
Items not involving cash:
Write-off of computer software	-	-	-	2,673
Write-off of advances	-	-	-	252,420
Amortization	16,820	18,357	11,563	48,601
Non-cash compensation expense	2,341,159	611,353	-	3,027,820
Changes in operating assets and liabilities
Accounts receivable	(167,963)	418,077	(261,275)	(273,034)
Interest receivable	(88,815)	(4,218)	41,933	(115,227)
Prepaid expenses	(18,729)	(9,387)	(4,100)	(40,966)
Accounts payable and accrued liabilities	(43,253)	329,412	(146,181)	350,368
	(1,827,348)	(447,244)	(1,091,957)	(4,412,163)
INVESTING ACTIVITIES
Purchase of equipment and leasehold improvements	(8,238)	(16,868)	(18,592)	(82,606)
Advances to Minera Los Lagartos, S.A. de C.V.	-	-	-	(113,139)
Acquisition of Minera Los Lagartos, S.A. de C.V.	-	-	-	(7,500)
Acquisition of Lexington Capital Group Inc.	-	-	-	(350,000)
Mineral rights	(441,598)	(253,736)	(373,653)	(1,349,869)
Deferred exploration costs	(3,995,461)	(1,429,307)	(1,976,622)	(9,492,089)
Other	-	-	-	(252,420)
	(4,445,297)	(1,699,911)	(2,368,867)	(11,647,623)
FINANCING ACTIVITIES
Issue of share capital	2,219,382	7,840,988	531,362	19,191,716
Issue of special warrants	-	-	-	375,000
	2,219,382	7,840,988	531,362	19,566,716
INCREASE (DECREASE) IN CASH	(4,053,263)	5,693,833	(2,929,462)	3,506,930
CASH AND EQUIVALENTS, BEGINNING OF PERIOD	7,560,193	1,866,360	4,795,822	-
CASH AND EQUIVALENTS, END OF
PERIOD (Note 2 (d))	$ 3,506,930	$ 7,560,193	$ 1,866,360	$ 3,506,930

Interest paid	$ -	$ -	$ -	$ 12,500
Non-cash investing and financing activities:
Issue of shares in connection with acquisition
of Minera Los Lagartos, S.A. de C.V.	$ -	$ -	$ -	$ 250,000
Issue of shares in exchange for mineral
property option rights	$ 204,431	$ 1,337,289	$ 1,578,752	$ 3,220,472
Issue of shares in connection with acquisition
of Lexington Capital Group Inc.	$ -	$ -	$ -	$ 180,000

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

(a)

Principles of consolidation

The financial statements of entities which are controlled by the Company through voting equity interests, referred to as subsidiaries, are consolidated.  Entities which are jointly controlled, referred to as joint ventures, are proportionately consolidated.  Variable interest entities (“VIEs”), which include, but are not limited to, special purpose entities, trusts, partnerships, and other legal structures, as defined by the Accounting Standards Board in Accounting Guideline (“AcG”) 15, Consolidation of Variable Interest Entities (“AcG 15”), are entities in which equity investors do not have the characteristics of a “controlling financial interest” or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support.  VIEs are subject to consolidation by the primary beneficiary who will absorb the majority of the entities’ expected losses and/or expected residual returns.  The Company does not believe that it has any VIEs subject to consolidation.  All significant intercompany balances and transactions have been eliminated upon consolidation.  The principal subsidiary at December 31, 2006 is Minera Los Lagartos, S.A. de C.V. which holds several properties in Mexico.

(b)

Measurement uncertainty

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reported period. Significant estimates used in preparation of these financial statements include estimates of

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(b)

Measurement uncertainty (Continued)

the net realizable value of mineral properties and deferred exploration costs, asset retirement obligations, stock based compensation, income tax provisions and contingencies. Actual results may differ from those estimated.

(c)

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

(d)

Financial instruments

The carrying values of cash and cash equivalents, amounts receivable, interest receivable and accounts payable and accrued liabilities reflected in the balance sheet approximate their respective fair values.

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

(e)

Cash and cash equivalents

Cash and cash equivalents consist of cash and short-term money market instruments which are readily convertible into cash and have original maturities of 90 days or less.

Details of cash and cash equivalents are as follows:

	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004

Cash	$ 406,930	$ 6,210,193	$ 66,360
Short-term deposits	3,100,000	1,350,000	1,800,000
	$ 3,506,930	$ 7,560,193	$ 1,866,360

(f)

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

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f)

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

(g)

Equipment and leaseholds

Equipment and leaseholds are recorded at cost and are amortized on the declining balance basis at the following annual rates:

Computer equipment and software

30%

Field equipment

30%

The leasehold improvements are depreciated on a straight-line basis to amortize the costs over the three year term of the related lease.

(h)

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

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j)

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

The total compensation expense recognized in the statement of operations for share purchase options granted during 2006 amount to $2,341,159 (2005 - $611,353). Please refer to Note 4 (b) for a summary of stock options granted in the current year and the related valuation assumptions.

For the year ended December 31, 2004, no stock options were issued, resulting in no stock-based compensation expense.

(k)

Earnings (loss) per common share

Basic earnings (loss) per share calculations are based on the weighted average number of common shares outstanding.

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

Potentially dilutive securities totalling 5,993,287 for the period ended December 31, 2006 (3,352,800 and 2,640,487 shares arising from outstanding and exercisable stock options and share purchase warrants, respectively) and 5,739,490 shares for the year ended December 31, 2005 (2,154,500 and 3,584,990 shares arising from outstanding exercisable stock options and share purchase warrants, respectively) were not included as their effect would be anti-dilutive.

(l)

Comparative figures

Certain of the prior years’ comparative figures have been reclassified to conform with the classifications used in 2006.

3.

FIXED ASSETS AND LEASEHOLDS

		December 31,		December 31,
	2006			2005
		Accumulated	Net book	Net book
	Cost	depreciation	value	value
Computer equipment
and software	$ 30,127	$ 15,750	$ 14,377	$ 12,300
Field equipment	34,806	21,601	13,205	18,864
Leasehold improvements	15,000	11,250	3,750	8,750
	$ 79,933	$ 48,601	$ 31,332	$ 39,914

4.

SHARE CAPITAL

(a)

Issued and outstanding

At December 31, 2006 there were 37,928,610 shares outstanding.

During the year ended December 31, 2006 the Company issued 85,043 common shares in connection with the acquisition of mineral properties at a fair value of $204,431. During the year 944,503 share purchase warrants were exercised for proceeds of $1,275,079 and 461,700 stock options were exercised for cash proceeds of $366,870.

On March 2, 2006 the Company closed a private placement subscribed to by Industrias Peñoles S.A. de C.V. (“Peñoles”) which consisted of 245,716 common shares of MAG Silver Corp. at $2.35. This equates to an investment of $577,433 (US$500,000). See Note 7 (a)(v).

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

On June 29, 2005, the Company issued 750,000 shares with a value of $607,500 to the former option holder of the Don Fippi property to complete the acquisition of the property.  See Note 7 (b).

On June 29, 2005, the Company issued 750,000 shares with a value of $607,500 to the former option holder of the Guigui property to complete the acquisition of the property.  See Note 7 (c).

4.

SHARE CAPITAL (Continued)

 (a)

Issued and outstanding (continued)

On May 2, 2005 the Company closed the private placement subscribed to by Industrias Peñoles S.A. de C.V. (“Peñoles”) which consisted of 621,577 common shares of MAG Silver Corp. at $0.967. This equates to an investment of $601,065 (US$500,000). See Note 7 (a)(v).

(b)

Stock options

The Company has entered into Incentive Stock Option Agreements (“Agreements”) with directors, officers and employees. The maximum number of stock options which may be granted is limited to 10% of the issued and outstanding shares.

The following table summarizes options outstanding and exercisable at December 31, 2006:

	Number outstanding	Weighted average	Weighted
	and exercisable at	remaining	average
Exercise	December 31,	contractual life	exercise
price	2006	(years)	price
$ 0.50	394,500	1.29	$ 0.50
0.70	220,000	1.36	0.70
0.75	53,000	3.60	0.75
1.00	110,000	0.25	1.00
1.02	25,000	3.95	1.02
1.06	878,000	3.05	1.06
1.14	37,500	3.76	1.14
1.55	10,800	4.03	1.55
3.00	650,000	4.10	3.00
3.56	15,000	4.22	3.56
4.04	199,000	4.25	4.04
2.00	50,000	4.46	2.00
2.46	145,000	4.56	2.46
3.12	25,000	4.67	3.12
5.36	540,000	4.95	5.36
	3,352,800	3.35	$ 2.31

At the date the Agreements are entered into, the exercise price of each option is set at the fair value of the common shares at the date of grant.  The following table summarizes the Company’s options:

	Period ended	Weighted	Year ended	Weighted
	December 31,	average	December 31,	average
	2006	exercise price	2005	exercise price
Balance outstanding,
beginning of year	2,154,500	$ 0.84	1,030,000	$ 0.54
Activity during the year
Options granted	1,670,000	3.81	1,240,000	1.03
Options cancelled	(10,000)	4.04	(10,000)	1.06
Options exercised	(461,700)	0.79	(105,500)	0.22
Balance outstanding,
end of year	3,352,800	$ 2.31	2,154,500	$ 0.84

4.

SHARE CAPITAL (Continued)

(b)

Stock options (continued)

During the current year the Company granted 1,670,000 stock options, and later cancelled 10,000 of these, (December 31, 2005 – 1,240,000 and later cancelled 10,000 of these). The Company has recorded $2,341,159 (2005 - $611,353) of compensation expense relating to stock options vested to employees and consultants in the year ended December 31, 2006.

For the year ended December 31, 2006, stock-based compensation expense was determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company’s share price of 86%, an annual risk free interest rate of 4.04% and expected lives of three years.

For the year ended December 31, 2005, stock-based compensation expense was determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company’s share price of 80%, an annual risk free interest rate of 3.5% and expected lives of three years.

 (c)

Share purchase warrants

		Weighted
		average
	Number	exercise
	of warrants	price

Balance at December 31, 2004	2,429,255	0.75
Issued in connection with issuance of common
shares	3,584,990	1.35
Exercised and converted into common shares	(1,400,755)	0.75
Expired	(1,028,500)	0.75
Balance at December 31, 2005	3,584,990	1.35
Exercised and converted into common shares	(944,503)	1.35
Balance at December 31, 2006	2,640,487	$ 1.35

The following table summarizes information about the warrants outstanding at December 31, 2006:

Exercise	Warrants
price	outstanding	Expiry date

$ 1.35	2,640,487	June 21, 2007

(d)

Shares held in escrow

At the end of the year there are no shares held in escrow. All remaining escrow shares have been released during the year ended December 31, 2006. At April 22, 2006, the final 45,000 of the of the originally escrowed common shares issued in connection with the finders fee and 225,000 of the original 1,500,000 common shares issued to directors and officers of the company were released.

5.

CONTRIBUTED SURPLUS

The following table summarizes the Company’s Contributed Surplus:

Contributed
Surplus
Balance at December 31, 2004	$306,166
Stock options granted during the year	611,353
Stock options exercised during the year	(1,540)
Balance at December 31, 2005	915,979
Stock options granted during the year	2,341,159
Stock options exercised during the year	(197,944)
Balance at December 31, 2006	$3,059,194

6.

INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the pre-tax loss due to the following:

	2006	2005	2004

Statutory tax rates	34.12%	34.87%	35.60%

Recovery of income taxes computed at
statutory rates	$ 1,319,273	$ 631,439	$ 261,267
Non-deductible expenses	(804,815)	(215,930)	(4,116)
Lower effective tax rate on loss in
foreign jurisdictions	(7,443)	(6,363)	(1,973)
Future tax benefits not recognized in
the period that the loss arose	(507,015)	(409,146)	(255,178)
	$ -	$ -	$ -

The approximate tax effect of each type of temporary difference that gives rise to the Company’s future income tax assets are as follows:

	2006	2005

Canadian operating loss carryforwards	$ 1,442,594	$ 1,023,908
Mexican operating loss carryforwards	2,632,441	1,669,599
Canadian capital losses carried forward	39,125	41,649
Share issuance costs and other	131,638	192,478
Total future income tax assets	4,245,798	2,927,634
Less valuation allowance	(1,528,129)	(1,130,648)
Net future income tax assets	2,717,669	1,796,986
Future income tax liability
Excess of book value of mineral rights and deferred
exploration costs over tax values	(2,717,669)	(1,796,986)
Net future income tax assets	$ -	$ -

At December 31, 2006, the Company has Canadian non-capital loss carryforwards aggregating $4,654,000, expiring between 2006 and 2026, available to offset future taxable income and capital loss carryforwards of $252,000 which are available only to offset future capital gains for tax purposes and may be carried forward indefinitely.

6.

INCOME TAXES (Continued)

At December 31, 2006, the Company has Mexican tax loss carryforwards aggregating $9,077,382, expiring between 2012 and 2016, available to offset future taxable income.

7.

MINERAL RIGHTS AND DEFERRED EXPLORATION COSTS

	Year ended December 31, 2006
					Sierra de		Cinco de
	Juanicipio	Don Fippi	Guigui	Lagartos	Ramirez	Adargas	Mayo	Sello	Total
Acquisition costs
of mineral rights
Bal., beginning of year	$ 919,458	$ 1,422,672	$ 1,571,172	$ 39,629	$ 329,854	$ 289,387	$ 285,936	$ -	$ 4,858,108
Incurred during year	-	-	-	134,747	197,791	142,674	142,674	28,143	646,029
Balance, end of year	$ 919,458	$ 1,422,672	$ 1,571,172	$ 174,376	$ 527,645	$ 432,061	$ 428,610	$ 28,143	$ 5,504,137

Deferred exploration costs
Camp costs	$ 9,087	$ 110,259	$ 608	$ 62,956	$ 3,117	$ -	$ 53,276	$ -	$ 239,303
Drilling	-	280,584	-	1,103,093	-	-	659,666	-	2,043,343
Geochemical	238	28,674	-	56,070	-	-	57,520	-	142,502
Geological	79,538	326,220	13,110	227,574	29,970	1,455	160,039	-	837,906
Geophysical	-	6,442	81,314	64,480	721	-	89,561	-	242,518
Gov't fees and licenses	9,547	23,950	8,689	263,296	17,273	1,173	34,967	-	358,894
Travel	13,725	34,052	410	6,321	838	986	10,413	-	66,745
Transport and shipping	-	-	-	-	-	-	-	-	-
Site administration	8,089	31,775	6,967	14,380	8,675	3,385	12,245	-	85,516
	120,224	841,956	111,099	1,798,169	60,594	6,999	1,077,687	-	4,016,728
Bal., beginning of year	2,026,094	1,240,889	1,265,194	399,192	88,536	307,779	135,787	-	5,463,471
	$ 2,146,318	$ 2,082,845	$ 1,376,293	$ 2,197,361	$ 149,130	$ 314,778	$ 1,213,474	$ -	$ 9,480,199
Recoveries
Recoveries during year	(21,267)	-	-	-	-	-	-	-	(21,267)
Balance, end of year	$ 2,125,051	$ 2,082,845	$ 1,376,293	$ 2,197,361	$ 149,130	$ 314,778	$ 1,213,474	$ -	$ 9,458,932

	Year ended December 31, 2005
					Sierra de		Cinco de
	Juanicipio	Don Fippi	Guigui	Lagartos	Ramirez	Adargas	Mayo	Total
Acquisition costs
of mineral rights
Balance, beginning of year	$ 912,657	$ 801,068	$ 962,281	$ 39,629	$ 171,175	$ 198,613	$ 191,127	$ 3,276,550
Incurred during year	6,801	621,604	608,891	-	158,679	90,774	94,810	1,581,558
Balance, end of year	$ 919,458	$ 1,422,672	$ 1,571,172	$ 39,629	$ 329,854	$ 289,387	$ 285,937	$ 4,858,108

Deferred exploration costs
Camp costs	$ 10,855	$ 63,793	$ 12,865	$ 16,009	$ 2,630	$ 2,672	$ 9,637	$ 118,461
Drilling	5,521	119,296	243,972	4,056	-	-	-	372,845
Geochemical	650	2,228	3,724	21,728	-	-	10,039	38,369
Geological	43,462	166,045	59,028	66,586	11,820	19,382	72,605	438,928
Maps, fees and licenses	133,397	49,121	46,607	56,725	12,185	1,079	25,072	324,186
Travel	6,217	18,989	5,332	3,108	-	-	1,182	34,829
Transport and shipping	6,701	4,509	779	6,466	-	-	71	18,526
Site administration	43,682	21,834	10,704	3,537	663	1,178	1,566	83,163
	250,486	445,815	383,011	178,215	27,299	24,310	120,172	1,429,307
Balance, beginning of year	1,775,609	795,074	882,183	220,977	61,238	283,468	15,615	4,034,164
Balance, end of year	$ 2,026,095	$ 1,240,889	$ 1,265,194	$ 399,192	$ 88,537	$ 307,778	$ 135,787	$ 5,463,471

(a)

Juanicipio Property

The Company, through its subsidiary, Minera Los Lagartos, S.A. de C.V. (“Lagartos”), holds a 100% interest in an exploration concession on the Juanicipio property, located in the Fresnillo District, Zacatecas, Mexico.

On April 4, 2005 the Company announced the signing of a binding letter of agreement for the establishment of an exploration Joint Venture covering its wholly-owned 7,679 hectare Juanicipio Property in Zacatecas, Mexico with Industrias Peñoles, S.A. de C.V. (“Peñoles”).  A formal agreement was later signed with an anniversary date of July 1, 2005.

7.

MINERAL RIGHTS AND DEFERRED EXPLORATION COSTS (Continued)

(a)

Juanicipio Property

The principal features of the agreement are:

(i)

Peñoles can earn a 56% interest in Juanicipio upon completion of a US$5,000,000 exploration program on or before the end of year 4 of the agreement.  To December 31, 2006 Peñoles has spent approximately US$3,360,000 and completed 18,320 metres of diamond drilling.

(ii)

Peñoles was obligated to incur exploration expenditures of at least US$750,000 in year one, including a minimum of 3,000 metres of diamond drilling and Peñoles completed the obligation.

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

(v)

On signing of the agreement Peñoles subscribed for a required US$500,000 private placement for a total of 621,577 shares of the Company at a price of C$0.967 per share.  Later, on March 2, 2006, Peñoles subscribed for a second required US$500,000 private placement for a total of 245,716 MAG shares, at a price of C$2.35 per share.

(vi)

Peñoles was obligated to incur further exploration expenditures of at least US$1,000,000 in year two and Peñoles has completed the obligation.

 (b)

Don Fippi Property

Under the terms of a 2003 option agreement, the Company had the right to acquire a 100% interest in mining concessions located in the Batopilas, Chihuahua district of Mexico, subject to a royalty of 4.5% of the Net Smelter returns obtained from the property. Under the terms of the agreement the Company was required to incur exploration expenditures of US$4,000,000 to April 2008 (of which approximately US$590,000 was incurred) and make scheduled payments consisting of US$550,000 in cash (of which US$100,000 was paid) and 2,100,000 common shares of the Company (of which 676,178 were issued).

In 2005, the Company negotiated a termination and sale agreement whereby the Company issued the underlying agreement holders a one time final payment of 750,000 common shares in exchange for a 100% interest in the property.  The purchase eliminated all remaining work commitments and the remaining payments of US$450,000 in cash and 673,822 in shares under the terms of the original option agreement. The property will remain subject to royalties and certain other terms of the original option agreement.  To December 31, 2006 the Company has incurred $2,082,845 in exploration costs on the property.

7.

MINERAL RIGHTS AND DEFERRED EXPLORATION COSTS (Continued)

 (c)

Guigui Property

Under the terms of a 2003 option agreement, the Company had the right to acquire a 100% interest in mining concessions located in the Santa Eulalia (Guigui), Chihuahua district of Mexico, subject to a royalty of 2.5% of the Net Smelter returns obtained from the property. Under the terms of the agreement the Company was required to incur exploration expenditures of US$2,500,000 to April 2007 (of which approximately US$660,000 was incurred) and make scheduled payments consisting of US$550,000 in cash (of which US$100,000 was paid) and 2,100,000 common shares of the Company (of which 745,997 were issued).

In 2005, the Company negotiated a termination and sale agreement whereby the Company issued the underlying agreement holders a one time final payment of 750,000 common shares in exchange for a 100% interest in the property.  The purchase eliminated all remaining work commitments and the remaining payments of US$450,000 in cash and 604,003 in shares under the terms of the original option agreement. The property will remain subject to royalties and certain other terms of the original option agreement.  To December 31, 2006 the Company has incurred $1,376,293 in exploration costs on the property.

(d)

Lagartos Property

The Company has acquired an exploration concession on mining claims (Lagartos) on the Fresnillo trend to the northwest and southeast of the Juanicipio property. This exploration concession enables the Company to explore the mining claim covered by the concession to December 2009, subject to the Company paying any applicable annual tax or other regulatory charges.

(e)

Sierra de Ramirez Property

On December 14, 2003 the Company entered into an option agreement to acquire a 100% interest in certain mining concessions located in the Sierra de Ramirez district in Durango, Mexico. Under the terms of the option agreement, the Company was obligated to:

(i)

make scheduled payments totalling US$1,505,000 plus applicable value added tax (of which US$330,000 has been paid or accrued) by December 14, 2008;

(ii)

incur exploration expenditures totalling US$250,000 by July 26, 2009 (of which US$138,700 has been incurred to December 31, 2006); and

(iii)

issue a finder’s fee of 25,000 common shares of the Company in three tranches (of which all are now issued).

7.

MINERAL RIGHTS AND DEFERRED EXPLORATION COSTS (Continued)

(e)

Sierra de Ramirez Property

During the period ended December 31, 2006, the Company and Minera Rio Tinto, S.A. de C.V. amended terms of the above referenced option agreement. Under the amended terms, the Company will issue Minera Rio Tinto, S.A. de C.V. 20,000 common shares of the Company (issued) and make scheduled cash payments totalling US$1,300,000 to December 14, 2010, with a final payment of US$650,000 of which up to US$500,000 may be paid in the common shares of the Company.  Under the amended terms all exploration work commitments were also eliminated.

(f)

Adargas Property

On February 14, 2004 the Company entered into an option agreement to acquire a 100% interest in the Adargas property (the “Adargas Property”), subject to a 2.5% net smelter returns royalty. Under the terms of the agreement, the Company was obligated to:

(i)

make scheduled payments totalling US$1,000,000 plus applicable value added tax (of which US$225,000 has been paid) by July 26, 2009;

(ii)

issue 75,000 common shares of the Company (all have been issued); and

(iii)

incur exploration expenditures totalling US$1,000,000 by July 26, 2009 (of which US$257,900 has been incurred to December 31, 2006).

During the year ended December 31, 2005, the Company and Minera Cascabel, S.A. de C.V. amended terms of the above referenced option agreement. Under the amended terms, half of each of the remaining property payments totalling US$775,000 due on or before July 26, 2009, may be paid in shares at a deemed price per share equal to the average trading price of MAG for 30 calendar days prior to the date of payment. To that end MAG paid cash of US$62,500 and issued 30,840 shares (2005 - US$37,500 and issued 59,830 shares) for the property payment due July 26, 2006.

(g)

Cinco de Mayo Property

On February 26, 2004 the Company has entered into an option agreement acquire a 100% interest in the Cinco de Mayo property (the “Cinco de Mayo Property”), subject to a 2.5% net smelter returns royalty. Under the terms of the agreement, the Company was obligated to:

(i)

make scheduled payments totalling US$1,000,000 plus applicable value added tax (of which US$225,000 has been paid) by July 26, 2009;

(ii)

issue 75,000 common shares of the Company (all have been issued); and

(iii)

incur exploration expenditures totalling US$1,000,000 by July 26, 2009 (of which US$1,058,000 has been incurred to December 31, 2006).

7.

MINERAL RIGHTS AND DEFERRED EXPLORATION COSTS (Continued)

(g)

Cinco de Mayo Property (continued)

During the year ended December 31, 2005, the Company and Minera Cascabel, S.A. de C.V. amended the terms of the above referenced option agreement. Under the amended  terms, half of each of the remaining property payments totalling US$775,000 (US$225,000  paid) due on or before July 26, 2009, may be paid in shares at a deemed price per share equal to the average trading price of MAG for 30 calendar days prior to the date of payment. To that end MAG paid cash of US$62,500 and issued 30,840 shares (2005 - US$37,500 and issued 59,830 shares) for the property payment due July 26, 2006.

8.

SEGMENTED INFORMATION

The Company operates in one segment being the exploration of mineral properties in Mexico. Substantially all of the Company’s long term assets are located in Mexico and the Company’s executive and head office is located in Canada.

9.

RELATED PARTY TRANSACTIONS

For the year ended December 31, 2006 the Company’s president received $139,500 in compensation for management services (2005 - $149,900).

For the year ended December 31, 2006 a company controlled by an officer of the Company received $113,520 in compensation for consulting services (2005 - $125,950).

The Company is party to a Field Services Agreement, whereby it has contracted exploration services in Mexico with MINERA CASCABEL S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“Imdex”).  As of January 2006, these companies have a common director with the Company.  During the year ended December 31, 2006 the Company accrued or paid Cascabel and IMDEX consulting, administration and travel fees totaling $141,154 and exploration costs totaling $1,049,611 under the Field Services Agreement.

During the year ended December 31, 2003, the Company entered into an office services agreement with Platinum Group Metals Ltd. (“PTM”), a company with a common director and common officer at that time (at the time of writing the companies now share two common directors and one common officer). During the year ended December 31, 2006 the Company accrued or paid PTM $138,081 under the common service agreement (2005 - $133,329).

During the year ended December 31, 2004, the Company entered into an office lease agreement with Anthem Works Ltd. (“Anthem”), a company with a common director.  During the period ended December 31, 2006 the Company accrued or paid Anthem $62,333 under the office lease agreement (2005 - $62,333).

These transactions were incurred in the normal course of business and are measured at the exchange amount which was the consideration established and agreed to by the noted parties.

10.

CONTINGENCIES AND COMMITMENTS

The Company’s minimum payments under its office lease agreement which was entered into during the year ended December 31, 2004, is as follows:

2007	46,750
2008	-
$ 46,750

11.

AMOUNTS RECEIVABLE

	Dec. 31, 2006	Dec. 31, 2005

Goods and services tax recoverable	$ 19,949	$ 26,706
Mexican value added tax ("IVA") recoverable	251,919	75,499
Other	1,167	2,866
	$ 273,035	$ 105,071

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY

ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from US GAAP.  The material differences between Canadian and US GAAP affecting the Company’s financial statements are summarized as follows:

Consolidated Balance Sheets

	December 31,
	2006	2005

Total assets under Canadian GAAP	$ 18,930,558	$ 18,075,406
Cumulative amortization of mineral rights (a)	(601,000)	(601,000)
Decrease in mineral properties due to expensing
of exploration costs (a)	(9,458,932)	(5,463,461)
Total assets under US GAAP	$ 8,870,626	$ 12,010,945

Total liabilities under Canadian and US GAAP	$ 350,368	$ 393,621

Shareholders' equity under Canadian GAAP	18,580,190	17,681,785
Cumulative amortization of mineral rights (a)	(601,000)	(601,000)
Cumulative mineral properties adjustment (a)	(9,458,932)	(5,463,471)
Shareholders' equity under US GAAP	8,520,258	11,617,314
Total liabilities and shareholders' equity under
US GAAP	$ 8,870,626	$ 12,010,935

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Consolidated Statement of Operations and Deficit

				Cumulative
				amount from
				April 21,
	Year ended	Year ended	Year ended	1999 to
	December 31,	December 31,	December 31,	December 31,
	2006	2005	2004	2006

Net loss under Canadian GAAP	$(3,866,567)	$(1,810,838)	$ (733,897)	$ (7,664,818)
Deferred exploration costs (a)	(3,995,461)	(1,429,307)	(1,976,622)	(9,458,932)
Amortization of mineral rights (a)	-	-	-	(601,000)
Compensation expense (b)	-	-	-	(600,000)
Stock-based compensation for
employees and directors (b)	-	482,659	-	482,659
Net loss under US GAAP	$(7,862,028)	$(2,757,486)	$(2,710,519)	$(17,842,091)

Basic and diluted loss per share under
US GAAP	$ (0.21)	$ (0.10)	$ (0.11)

Consolidated Statement of Cash Flows

				Cumulative
				amount from
				April 21,
	Year ended	Year ended	Year ended	1999 to
	December 31,	December 31,	December 31,	December 31,
	2006	2005	2004	2006
Operating activities
Operating activities under
Canadian GAAP	$ (1,827,348)	$ (447,244)	$ (1,091,957)	$ (4,412,163)
Write-off of deferred exploration
costs (a)	(3,995,461)	(1,429,307)	(1,976,622)	(9,458,932)
Operating activities under US GAAP	$ (5,822,809)	$ (1,876,551)	$ (3,068,579)	$(13,871,095)

Investing activities
Investing activities under
Canadian GAAP	$ (4,445,297)	$ (1,699,911)	$ (2,368,867)	$(11,647,623)
Reclassification of deferred
exploration costs (a)	3,995,461	1,429,307	1,976,622	9,458,932
Investing activities under US GAAP	$ (449,836)	$ (270,604)	$ (392,245)	$ (2,188,691)

Financing activity
Financing activity under
Canadian and US GAAP	$ 2,219,382	$ 7,840,988	$ 531,362	$ 19,566,716

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

Previously, under US GAAP, the cost of acquisition of mineral property rights were generally classified as intangible assets and were amortized over their useful life, which in the case of a mineral right on a property without proven and probable reserves, was the lesser of the period to expiry of the right and the estimated period required to develop or further explore the mineral assets.  Under Canadian GAAP, costs of acquiring mineral rights are generally considered as tangible property.  As a result, for US GAAP purposes, the Company had previously amortized the cost of the mining rights acquired in prior years on a straight line basis over the period that further exploration was expected to occur on the properties which varied from 15 months to 31 months.  In 2004 the Financial Accounting Standards Board in the U.S. concluded that mineral rights have the characteristics of tangible assets and issued EITF 04-02, Whether Mineral Rights are Tangible or Intangible Assets.  The effect of this new standard is that mineral rights are no longer required to be amortized to the extent they are considered tangible assets until such date as they are commercially exploited.  The Company adopted this standard effective January 1, 2004 on a prospective basis and is therefore no longer amortizing the cost of acquiring mineral property rights.

(b)

Accounting for stock-based compensation

On January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (SFAS 123 (R)), which requires the recognition of compensation expense for all share-based payment awards. SFAS 123 (R) requires the Company to measure the cost of services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The cost of such award will be recognized over the period during which services are provided in exchange for the award, generally the vesting period. The Company adopted SFAS 123 (R) using the modified prospective transition method. Under this method, compensation expense recognition provisions are applicable to new awards and to any awards modified, repurchased or cancelled after the adoption date. Additionally, for any unvested awards outstanding at the adoption date, compensation cost is recognized over the remaining service period. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Prior periods are not restated for comparative purposes.

During the year ended December 31, 2006, the Company recognized $2,341,159 in stock-based compensation expense or $0.01 per share.

The following weighted average assumptions were used in valuing stock options granted during the year:

Dec. 31, 2006
Risk-free interest rate	4.04
Expected life of options	3.00
Annualized volatility	85.92
Dividend rate	0.00%

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(b)

Accounting for stock-based compensation (continued)

Prior to the adoption of SFAS 123 (R), the Company recognized stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 (APB 25) “Accounting for Stock Issued to Employees” and applied the disclosure provisions of SFAS 123, “Accounting for Stock-Based Compensation” as if the Company had applied the fair value method to measuring stock- based compensation expense. If the Company had accounted for stock-based compensation in accordance with the fair value method as prescribed by SFAS 123, net loss per share for the years ended December 31, 2005 and 2004 would have been:

	Year ended	Year ended
	December 31,	December 31,
	2005	2004
Net loss, as originally reported	$(2,757,486)	$(2,710,519)
Adjustments:
Additional stock-based employee compensation expense
under fair value based method for all awards	(482,659)	-
Net loss, adjusted	$(3,240,145)	$(2,710,519)
Basic and diluted net income per share, as reported	$ (0.10)	$ (0.11)
Basic and diluted net loss per share, adjusted	$ (0.11)	$ (0.11)

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

(d)

Recent accounting pronouncements

In March 2004, the Emerging Issues Task Force (“EITF”) issued EITF 04-3, Mining Assets: Impairment and Business Combinations.  EITF 04-3 requires mining companies to consider cash flows related to the economic value of mining assets (including mineral properties and rights) beyond those assets proven and probable reserves, as well as anticipated market price fluctuations, when assigning value in a business combination in accordance with SFAS 141 and when testing the mining assets for impairment in accordance with SFAS 144.  The consensus is effective for fiscal periods beginning after March 31, 2004. The adoption of EITF 04-3 did not have a material impact on the Company’s financial position, results of operations or cash flows.

On March 30, 2005, the FASB ratified the consensus of the Emerging Issues Task Force (“EITF”) of the FASB Issue 04-6 that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of the inventory produced during the period that the stripping costs are incurred.  This consensus is effective for the first reporting period in fiscal years beginning after December 15, 2005, with early adoption permitted.  The consensus can be adopted either prospectively through a cumulative-effect adjustment or retrospectively by restating prior period financial statements.  The Company will apply this consensus on its results of operations, financial position and cash flows if and when commercial production commences.

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(d)

Recent accounting pronouncements (continued)

In September 2005, the EITF reached a consensus on Issue No. 04-13, Accounting for Purchases and Sales of Inventory with the Same Counterparty (EITF 04-13). The EITF concluded that entities that enter into inventory purchase and sales transactions with the same counterparty, in contemplation of one another, should combine the transactions and treat them as non-monetary exchanges involving inventory. The consensus is effective for new inventory arrangements entered into, or modifications or renewals of existing inventory arrangements occurring, in interim or annual reporting periods beginning after March 15, 2006. The adoption of EITF 04-13 did not have any impact on the Company’s operating results or financial positions.

In February 2006, the FASB issued Statement of Financial Accounting Standard No. 155, Accounting for Certain Hybrid Financial Instrument (SFAS 155), an amendment of SFAS 140 and SFAS 133. SFAS 155 permits the Company to elect to measure any hybrid financial instrument at fair value (with changes in fair value recognized in earnings) if the hybrid instrument contains an embedded derivative that would otherwise be required to be bifurcated and accounted for separately under SFAS 133. The election to measure the hybrid instrument at fair value is made on an instrument-by-instrument basis and is irreversible. This Statement will be effective for all instruments acquired, issued, or subject to a remeasurement event occurring after the beginning of the Company’s first fiscal year that begins after September 15, 2006. The Company expects that the adoption of SFAS 155 will have no impact on its operating results or financial position.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48). This interpretation clarifies the recognition threshold and measurement of a tax position taken on a tax return, and requires expanded disclosure with respect to the uncertainty in income taxes. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact that adoption of FIN 48 will have on its financial condition or results of operations.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS 157). This statement defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements.  SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company expects that adoption of SFAS 157 will not have a material effect on its financial condition or results of operation.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statement No. 87, 88, 106 and 132R” (SFAS 158). This Statement requires an employer to recognize in its statement of financial position an asset of a plan’s over funded status or a liability for a plan’s under funded status, measure a plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year (with limited exceptions), and recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. The Company expects that adoption of SFAS 158 will have no impact on its financial condition or results of operations.

In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108 (SAB 108). SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 permits existing public companies to record the cumulative effect of initially applying this approach in the fiscal year ending after November 15, 2006 by recording necessary

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(d)

Recent accounting pronouncements (continued)

correcting adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustment recorded to the opening balance of retained earnings.  The Company expects that adoption of SAB 108 will not have a material impact on its financial condition and results of operations.

13.

SUBSEQUENT EVENTS

Subsequent to December 31, 2006:

(a)

The Company issued 247,500 common shares at $1.35 on the exercise of warrants for proceeds of $334,125; and issued 26,000 common shares at an average price of $0.84 on the exercise of options for proceeds of $21,760;

(b)

On January 23, 2007 the Company granted 85,000 stock options to consultants of the Company at a price of $7.56 per share for a term of five years.

(c)

On February 14, 2007 the Company closed a brokered private placement for 2,550,000 units at $7.25 a unit for gross proceeds of $18,487,500. Each unit is comprised of one common share and one-half of one common share purchase warrant, with each whole warrant exercisable for one common share at a price of $10.00 for a period of 12 months until February 14, 2008. The Company paid 6.0% cash commission to the underwriters on this placement aggregating $1,109,250. Legal costs and syndicate expenses have been estimated at $95,000 as an additional cost to the Company.

(d)

On February 14, 2007 the Company closed a non-brokered private placement for 195,000 units, while a further 15,000 units were closed February 15, 2007 for a total of 210,000 at $7.25 a unit for gross proceeds of $1,522,500. Each unit is comprised of one common share and one-half of one common share purchase warrant, with each whole warrant exercisable for one common share at a price of $10.00 for a period of 12 months until February 14 and 15, 2008. The Company paid a 6.0% finder’s fee on this placement comprised of $91,350 in cash.

ITEM 18.

FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to Item 17 - Financial Statements.

ITEM 19.

EXHIBITS

The following Exhibits are filed with this Annual Report:

Exhibit Reference #	Name
1 (a)	*Memorandum
1 (b)	*Articles
1 (c)	New Articles of the Company effective July 27, 2005
4 (a)	*Sponsorship and Agency Agreement among the Company, Raymond James Ltd. and Pacific International Securities Inc.
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

4 (k)	*Indemnity Agreements dated November 9, 1999 between the Company and each of Dave Pearce, Eric H. Carlson, James Speakman and Robert C. Thornton
4 (l)	*Indemnity Agreements dated April 15, 2003 between the Company and each of George Young and R. Michael Jones
4 (m)	***Sierra de Ramirez Agreement dated December 14, 2003 among the Company, Lagartos and Rio Tinto
4(n)	***Adargas Agreement dated February 26, 2004 among the Company, Lagartos and Cascabel
4(o)	***Cinco de Mayo Agreement dated April 5, 2004 among the Company, Lagartos and Cascabel
4(p)	****Agreement dated March 17, 2005 among the Company, Lagartos and Peñoles
4(q)	***Stock Option Plan
4(r)	Stock Option Plan (2007)
4 (s)	Juanicipio Agreement effective July 1, 2005 between the Company and Peñoles

4 (t)	Employment Agreement between the Company and Daniel MacInnis, signed January 25th, 2005
4 (u)	Employment Agreement between the Company and Gordon Neal, signed October 11th, 2005
4 (v)	Service Agreement dated September 14, 2005 with Contact Financial for Investor Relations Services
4 (w)	Field Services Agreement dated March 1, 2007 Cascabel and IMDEX Inc
8	List of Subsidiaries
11(a)	Code of Business Conduct and Ethics
15(a)

*The Geology and Exploration Potential of the Juanicipio Property, Fresnillo District, Zacatecas, Mexico dated November 19, 2002 prepared for the Company by Clancy J. Wendt, P.G., of Pincock, Allen and Holt, of Lakewood, Colorado

15(b)

*The Geology and Exploration Potential of the Don Fippi Property, Batopilas District, Chihuahua, Mexico dated November 19, 2002 prepared for the Company by Clancy J. Wendt, P.G., of Pincock, Allen and Holt, of Lakewood, Colorado

15(c)

*The Geology and Exploration Potential of the Guigui Silver, Lead, Zinc Project, Santa Eulalia District, Chihuahua, Mexico dated November 19, 2002 prepared for the Company by Clancy J. Wendt, P.G., of Pincock, Allen and Holt, of Lakewood, Colorado

15(d)	Audit Committee Charter
15(e)	Compensation Committee Charter
15(f)	Governance and Nomination Committee Charter
15(g)	Timely Disclosure, Confidentiality and Insider Trading Policy
31.1	Certification of Daniel T. MacInnis, Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Frank Hallam, Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Daniel T. MacInnis, Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Frank Hallam, Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Indicates an exhibit incorporated by reference from the Registration Statement on Form-20F previously submitted by the Company on October 23, 2003.

** Indicates an exhibit incorporated by reference from the Annual Report on Form 20-F previously submitted by the Company on February 12, 2004.

*** Indicates an exhibit incorporated by reference from the Annual Report on Form 20-F previously submitted by the Company on April 29, 2004.

**** Indicates an exhibit incorporated by reference from the Annual Report on Form 20-F previously submitted by the Company on June 29, 2005.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated:

June 15, 2007

MAG Silver Corp.,

a British Columbia Company

“Daniel MacInnis”

Daniel T. MacInnis

President and Director