Form 20-F/A
MAG SILVER CORP
filed 2008-01-14
CIK 1230992

UN1TED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A-1
Amendment No. 1

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended    December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

¨	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report…………………..

For the transition period from ______________ to _______________

Commission file number               0-50437______________________________

                                                                  MAG Silver Corp._____________________________
(Exact name of Registrant as specified in its charter)

                                                                     Not Applicable______________________________
(Translation of Registrant’s name into English)

                                                                    British Columbia_____________________________
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

             Common Shares without Par Value                   The American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                                                    N/A
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                                                       N/A
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
 37,928,610 Common Shares at December 31, 1996

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐Yes ☑ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐Yes ☑ No
Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) ofthe Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☑Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐                                     Accelerated filer ☑                          Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.
  ☑Item l7  ☐Item l8

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).                                           ☐ Yes    ☑ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
                                                                                                             ☐Yes    ☐No

EXPLANATORY NOTE

This Amendment No. 1 is filed for the sole purpose of providing updated versions of certain corporate charters and policies that were previously filed on June 15, 2007 as Exhibits 11(a), 15(d), 15(e), 15(f), and 15(g) under “Item 19. Exhibits” of the Annual Report of MAG Silver Corp. (the “Company”) on Form 20-F for the year ended December 31, 2006.

This 20-F/A-1 consists of a cover page, this explanatory note, the updated versions of the previously filed Exhibits11(a), 15(d), 15(e), 15(f), and 15(g), the signature page, and a new set of certifications required by Exchange Act Rules 13a-14(a) and 13a-14(b) for each principal executive officer and principal financial officer of the Company, with such certifications filed as exhibits to this Amendment No. 1 as required by Exchange Act Rule 12b-15.

Other than as expressly set forth above, this Form 20-F/A-1 does not, and does not purport to, amend, update, or restate the information in any Item of the Form 20-F or reflect any events that have occurred after the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 was filed on June 15, 2007.

Item 19.                       Exhibits.

The following exhibits are filed with this Amendment No. 1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 as originally filed on June 15, 2007:

Exhibit Reference #	Name
11(a)	Code of Business Conduct and Ethics
15(d)	Audit Committee Charter
15(e)	Compensation Committee Charter
15(f)	Governance and Nomination Committee Charter
15(g)	Timely Disclosure, Confidentiality and Insider Trading Policy
31.1	Certification of Daniel T. MacInnis, CEO, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Frank Hallam, CFO, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Daniel T. MacInnis, CEO, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Frank Hallam, CFO, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its annual report on its behalf.

             MAG Silver Corp.
(Registrant)

                 “Daniel MacInnis”
Daniel T. MacInnis

Date:                       11 January 2008