Form 20-F/A
MAG SILVER CORP
filed 2008-01-14
CIK 1230992

UN1TED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A-2
Amendment No. 2

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended    December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

¨	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report…………………..

For the transition period from ______________ to _______________

Commission file number                                     0-50437

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
                                                                                                             ☐Yes    ☐No

EXPLANATORY NOTE

This Amendment No. 2 is filed for the sole purpose of correcting a typographical error:  the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by Amendment No. 1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 is 37,928,610 Common Shares at December 31, 2006.

This 20-F/A-2 consists of a cover page, this explanatory note, the signature page, and a new set of certifications required by Exchange Act Rules 13a-14(a) and 13a-14(b) for each principal executive officer and principal financial officer of the Company, with such certifications filed as exhibits to this Amendment No. 2 as required by Exchange Act Rule 12b-15.

Other than as expressly set forth above, this Form 20-F/A-2 does not, and does not purport to, amend, update, or restate the information in any Item of the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 which was filed on June 15, 2007 or the Form 20-F/A-1 filed on January 11, 2008, or any events which have occurred after the filing of those forms.

Item 19.                       Exhibits

The following exhibits are filed with this Amendment No. 2 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 as originally filed on June 15, 2007:

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

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 2 to its annual report on its behalf.
             MAG Silver Corp.
(Registrant)
                 “Daniel MacInnis”
Daniel T. MacInnis

Date:                       14 January 2008