Form 40-F
MAG SILVER CORP
filed 2008-03-31
CIK 1230992

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 40-F

[Check one]
    ☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THESECURITIES EXCHANGE ACT OF 1934
OR
         ☒   ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THESECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007	Commission File Number 001-33574
MAG SILVER CORP.
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant's name into English (if applicable))
BRITISH COLUMBIA
(Province or other jurisdiction of incorporation or organization)
1040
(Primary Standard Industrial Classification Code Number (if applicable))
Not Applicable
(I.R.S. Employer Identification Number (if applicable))
#328 – 550 BURRARD STREET, VANCOUVER, BC V6C 2B5 Tel: 604-630-1399
(Address and telephone number of Registrant's principal executive offices)
John L. Mericle, Harris, Mericle & Wakayama, 999 Third Avenue, Suite 3210, Seattle, Washington 98104, Tel: 206-621-1818
(Name, address (including zip code) and telephone number (including area code) Of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares, without par value	American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report.   46,954,196 outstanding shares of the Registrant’s common stock as of the fiscal year ended December 31, 2007.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If”Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes ☐	82-____ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F:

A. Annual Information Form

For the Registrant’s Annual Information Form for the fiscal year ended December 31, 2007,  see Exhibit 99.1 of this Annual Report on Form 40-F.

B. Audited Annual Financial Statements and accompanying Management’s Discussion and Analysis

For the Registrant’s Consolidated Audited Annual Financial Statements and accompanying Management’s Discussion and Analysis for fiscal year ended December 31, 2007, including the report of Independent Registered Chartered Accountants with respect thereto, see Exhibit 99.2 of this Annual Report on Form 40-F. The Registrant’s Consolidated Audited Annual Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and reconciled to United States generally accepted accounting principles (“US GAAP”) - see Note 12 of the Notes to Consolidated Financial Statements of the Registrant’s Consolidated Audited Annual Financial Statements, reconciling the material differences between Canadian and US GAAP.

DISCLOSURE CONTROLS AND PROCEDURES

After evaluating the effectiveness of the Registrant’s disclosure controls and procedures as required by paragraph (b) of 17 CFR 240.13a-15 or 240.15d-15, the Chief Executive Officer and Chief Financial Officer of the Registrant have concluded that, as of fiscal year ended December 31, 2007, the Registrant’s disclosure controls and procedures were effective to ensure that material information required to be disclosed by the Registrant in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, and accumulated and communicated to the Registrant’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended.  Our internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States.

Management recognizes that effective internal control over financial reporting may nonetheless not prevent or detect all possible misstatements or frauds. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Management has evaluated the effectiveness of the Registrant's internal control over financial reporting as of fiscal year ended December 31, 2007 based on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on this evaluation, management concluded that, as of fiscal year ended December 31, 2007, the Registrant maintained effective internal control over financial reporting.

Deloitte & Touche LLP, the independent registered public accounting firm that audited the Registrant's Consolidated Audited Annual Financial Statements as of fiscal year ended December 31, 2007, has expressed its opinion on the effectiveness of the Registrant’s internal control over financial reporting as of fiscal year ended December 31, 2007.  A copy of Deloitte & Touche LLP’s attestation report on internal control over financial reporting is included in the Registrant’s Consolidated Audited Annual Financial Statements incorporated by reference herein as Exhibit 99.2 of this Annual Report on 40-F.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

This information is provided in the Registrant's Consolidated Audited Annual Financial Statements incorporated by reference herein as Exhibit 99.2 of this Annual Report on Form 40-F.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the fiscal year ended December 31, 2007, no changes occurred in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

None.

     AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s Board of Directors has determined that it has at least one Audit Committee financial expert serving on its Audit Committee. Derek White has been determined by the Registrant’s Board of Directors to meet the “Audit Committee financial expert” criteria prescribed by the Securities and Exchange Commission and is “independent”, as that term is defined by the AMEX’s listing standards applicable to the Registrant. Mr. White holds an undergraduate degree in Geological Engineering and is a Chartered Accountant.  The SEC has indicated that the designation of Derek White as an Audit Committee financial expert does not make him an “expert” for any purpose, impose any duties, obligations or liability on him that are greater than those imposed on members of the Audit Committee and Board of Directors who do not carry this designation, or affect the duties, obligations or liability of any other member of the Audit Committee.

CODE OF ETHICS FOR CHIEF EXECUTIVE OFFICER, CHIEF FINANCIAL OFFICER, AND OFFICERS AND DIRECTORS

The Registrant has adopted Codes of Ethics for its Chief Executive Officer, Chief Financial Officer, directors and officers. The Registrant has previously filed its Codes of Ethics with the SEC as part of its Annual Report on Form 20-F for fiscal year ended December 31, 2006. Shareholders may obtain a copy upon request, addressed to The Secretary, MAG Silver Corp., #328-550 Burrard Street, Vancouver, BC  V6C 2G5.  The Registrant has also posted its Codes of Ethics on its internet website at www.magsilver.com. All amendments to the Codes of Ethics and all waivers of the Codes of Ethics with respect to any of the persons covered by them will be filed with the SEC and posted on the SEC’s Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system at www.sec.gov.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees for professional services paid to Deloitte & Touche LLP for fiscal years ended December 31, 2007 and December 31, 2006 were as follows (all fees are in Canadian dollars):

	Fiscal Year Ended December 31, 2007	Fiscal Year Ended December 31, 2006
Audit Fees	$118,000	$75,200
Audit Related Fees	$31,000	$Nil
Tax Fees	$Nil	$4,500
All Other Fees	$Nil	$Nil
TOTAL	$149,000	$79,700

The nature of the services provided by Deloitte & Touche LLP under each of the categories indicated in the table is described below.

Audit Fees

Audit fees are those incurred for professional services rendered by Deloitte & Touche LLP for the audit of the Registrant’s annual financial statements and services provided in connection with statutory and regulatory filings or engagements.

Audit Related Fees

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

PRE-APPROVAL POLICIES AND PROCEDURES

It is within the mandate of the Registrant’s Audit Committee to approve all audit and non-audit related fees. The Audit Committee will be informed routinely as to the non-audit services actually provided by the auditor pursuant to this pre-approval process.  The auditors also present the estimate for the annual audit related services to the Audit Committee for approval prior to undertaking the annual audit of the financial statements.

OFF-BALANCE SHEET ARRANGEMENTS

None.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

(Property expenditures in U.S. dollars, as per agreement)

Option Payments and Exploration Expenditures	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Sierra Ramirez Property (1)	$5,822,500	$252,500	$1,525,000	$4,045,000	Nil
Cinco de Mayo Property (2)	$600,000	$250,000	$350,000	Nil	Nil
Sello Property	$1,012,500	$187,500	$825,000	Nil	Nil
Other Properties	$100,000	$100,000	Nil	Nil	Nil
Total (US $)	$7,535,000	$790,000	$2,700,000	$4,045,000	Nil

(1) Of the final payment in the amount of US$650,000 due December 14, 2010, up to US$500,000 may be paid in Common Shares of the Registrant.  The Registrant has optioned other surface rights surrounding its current block in 2007.

 (2) Comprised of US$600,000 in option payments. Half of each of the remaining option payments may be paid in Common Shares at a deemed price per share equal to the average trading price of the Registrant’s Common Shares for 30 calendar days prior to the date of the payment.

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 40-F contains forward-looking statements and information, within the meaning of Section 21E of the Exchange Act, relating to the Registrant that are based on the beliefs and estimates of management as well as assumptions made by and information currently available to the Registrant.

Such forward-looking statements and information include, but are not limited to:

•  The future price of silver;
•  The estimation of mineral reserves and mineral resources;
•  Estimates of the time and amount of future silver production for specific operations;
•  Estimated future exploration expenditures and other expenses for specific operations;
•  Permitting time lines;
•  Requirements for additional capital;
•  Litigation risks;
•  Currency fluctuations; and
•  Environmental risks and reclamation cost.

When used in this document, any statements that express or involve discussions with respect to predictions, beliefs, plans, projections, objectives, assumptions or future events of performance (often but not always using words or phrases such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan”, “strategy”, “goals”, “objectives”, “project”, “potential” or variations thereof or stating that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur, or be achieved, or the negative of any of these terms and similar expressions) as they relate to the Registrant or management, are intended to identify forward-looking statements and information.

Such statements reflect the Registrant’s current views with respect to future events and are subject to certain known and unknown risks, uncertainties and assumptions.

Many factors could cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements and information, including, among others:

•	risks relating to the Registrant’s ability to finance the exploration and development of its mineral properties;

•	permitting risks relating to the Registrant’s exploration and development of its mineral properties and business activities;

•	risks and uncertainties relating to the interpretation of exploration results, geology, grade and continuity of the Registrant’s mineral deposits;

•	commodity price fluctuations (particularly gold and silver commodities);

•	currency fluctuations;

•	risks related to governmental regulations, including environmental regulations;

•	risks related to possible reclamation activities on the Registrant’s properties;

•	the Registrant’s ability to attract and retain qualified management and the Registrant’s dependence upon such management in the development of its mineral properties;

•	increased competition in the exploration industry;

•	the Registrant’s lack of infrastructure; and

•	the Registrant’s history of losses and expectation of future losses.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. This list is not exhaustive of the factors that may affect any of the Registrant’s forward-looking statements and information. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Registrant or other future events or conditions may differ materially from those reflected in the forward-looking statements and information due to a variety of risks, uncertainties and other factors, including without limitation, those referred to in this document under the heading “Risk Factors” and elsewhere. The Registrant's forward-looking statements and information are based on the reasonable beliefs, expectations and opinions of management on the date the statements are made, and the Registrant does not assume any obligation to update forward-looking statements and information if circumstances or management’s beliefs, expectations or opinions should change.

For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements and information.

The staff of the United States Securities and Exchange Commission takes the position that mining companies, in their filings with the SEC, should describe only those mineral deposits that the companies themselves can economically and legally extract or produce.  This Annual Report on Form 40-F contains information regarding adjacent properties on which we have no right to explore or mine, and is considered by management to be of material importance to the Registrant and its land holdings in the area.  Investors are cautioned that mineral deposits on adjacent properties are not necessarily probative of the existence, nature or extent of mineral deposits on our properties.

Please consult the Registrant's public filings at http://www.sedar.com/search/search_form_pc_en.htm and
http://www.sec.gov/edgar/searchedgar/companysearch.html for further, more detailed information concerning these matters.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately designated standing Audit Committee. The members of the Audit Committee are:

Chair:	Derek White
Members:	Eric Carlson
R. Michael Jones

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A. Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B. Consent to Service of Process

The Registrant, by filing this Annual Report on Form 40-F, hereby files a Form F-X (attached hereto as Exhibit 99.3 to this Annual Report on Form 40-F) with the Commission together with this Annual Report on Form 40-F and in connection with the Registrant’s class of common stock in relation to which the obligation to file this Annual Report on Form 40-F arises.

Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the Registrant.

ADDITIONAL INFORMATION

Additional information relating to the Registrant may be found on the System for Electronic Document Analysis and Retrieval (SEDAR) at http://www.sedar.com/search/search_form_pc_en.htm and on the SEC’s Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system at http://www.sec.gov/edgar/searchedgar/companysearch.html.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report on Form 40-F to be signed on its behalf by the undersigned, thereto duly authorized,

Registrant:                      MAG Silver Corp.

By:                           /s/ “Daniel T. MacInnis”
Name:  Daniel T. MacInnis
Title:   President and Chief Executive Officer

EXHIBITS

23.1	Consent of Independent Registered Chartered Accountants, Deloitte & Touche LLP.

23.2	Consent of Clancy Wendt, P.G.

23.3	Consent of Caracle Creek International Consulting Inc.

31.1	Certification by the Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification by the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification by the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1	Registrant’s Annual Information Form for the fiscal year ended December 31, 2007.

99.2	Registrant’s Consolidated Annual Audited Financial Statements and accompanying Management’s Discussion and Analysis for the fiscal year ended December 31, 2007.

99.3	Registrant’s Form F-X