Form 40-F
period 2009-12-31
MAG SILVER CORP
filed 2010-03-29
CIK 1230992

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 40-F

[Check one]

☐

REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE  SECURITIES EXCHANGE ACT OF 1934

OR

[x]

ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009 .	Commission File Number 001-33574 .
MAG SILVER CORP.
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant's name into English (if applicable))
BRITISH COLUMBIA
(Province or other jurisdiction of incorporation or organization)
1040
(Primary Standard Industrial Classification Code Number (if applicable))
Not Applicable
(I.R.S. Employer Identification Number (if applicable))
#770 – 800 WEST PENDER STREET, VANCOUVER, BC V6C 2V6 Tel: 604-630-1399
(Address and telephone number of Registrant's principal executive offices)
John L. Mericle, Harris, Mericle & Wakayama, 901 Fifth Avenue, Suite 4100, Seattle, Washington 98164, Tel: 206-621-1818
(Name, address (including zip code) and telephone number (including area code) Of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares, without par value	NYSE Amex Equities

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

[x] Annual information form	☐ Audited annual financial statements

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report.   49,316,569 outstanding shares of the Registrant’s common stock as of the fiscal year ended December 31, 2009.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If”Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes ☐	82-____ No [x]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes [x]	No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes ☐

No ☐

This Interactive Data File requirement is not applicable to the Registrant. See Instruction B.(15) of SEC Form 40-F.

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F:

A. Annual Information Form

For the Registrant’s Annual Information Form (“AIF”) for the fiscal year ended December 31, 2009,  see Exhibit 99.1 of this Annual Report on Form 40-F.

B. Audited Annual Financial Statements and accompanying Management’s Discussion and Analysis

For the Registrant’s Consolidated Audited Annual Financial Statements and accompanying Management’s Discussion and Analysis for fiscal year ended December 31, 2009, including the report of Independent Registered Chartered Accountants with respect thereto, see Exhibit 99.2 of this Annual Report on Form 40-F. The Registrant’s Consolidated Audited Annual Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and reconciled to United States generally accepted accounting principles (“US GAAP”) - see Note 16 of the Notes to Consolidated Financial Statements of the Registrant’s Consolidated Audited Annual Financial Statements, reconciling the material differences between Canadian and US GAAP.

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 40-F and the documents included as exhibits herein contain forward-looking statements and information, within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Exchange Act, as amended, relating to the Registrant that are based on the beliefs and estimates of management as well as assumptions made by and information currently available to the Registrant.

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

When used in this Annual Report on Form 40-F and the documents included as exhibits herein, any statements that express or involve discussions with respect to predictions, beliefs, plans, projections, objectives, assumptions or future events of performance (often but not always using words or phrases such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan”, “strategy”, “goals”, “objectives”, “project”, “potential” or variations thereof or stating that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur, or be achieved, or the negative of any of these terms and similar expressions) as they relate to the Registrant or management, are intended to identify forward-looking statements and information.

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

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described  in this Annual Report on Form 40-F and the documents included as exhibits herein. This list is not exhaustive of the factors that may affect any of the Registrant’s forward-looking statements and information. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Registrant or other future events or conditions may differ materially from those reflected in the forward-looking statements and information due to a variety of risks, uncertainties and other factors, including without limitation, those referred to in the AIF under the heading “Risk Factors” and elsewhere. The Registrant’s forward-looking statements and information are based on the reasonable beliefs, expectations and opinions of management on the date the statements are made, and the Registrant does not assume any obligation to update forward-looking statements and information if circumstances or management’s beliefs, expectations or opinions should change.

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

The AIF included herein as Exhibit 99.1 to this Annual Report on Form 40-F uses the terms "Inferred Resources" and "Indicated Resources".  The Registrant advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 -- Standard of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission ("SEC") does not recognize these terms.  Investors are cautioned that "inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.  Investors are further cautioned not to assume that any part or all of an indicated mineral resource will be converted into reserves.

Please consult the Registrant's public filings at www.sedar.com and www.sec.gov for further, more detailed information concerning these matters.

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

Management has evaluated the effectiveness of the Registrant's internal control over financial reporting as of the end of the Registrant’s fiscal year ended December 31, 2009 using the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on this evaluation, management concluded that, as of the end of the Registrant’s fiscal year ended December 31, 2009, the Registrant maintained effective internal control over financial reporting.

Deloitte & Touche LLP, the independent registered public accounting firm that audited the Registrant's Consolidated Audited Annual Financial Statements for the Registrant’s fiscal year ended December 31, 2009 included in this Annual Report on Form 40-F, has issued an attestation report on management’s assessment of the Registrant’s internal control over financial reporting.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

A copy of Deloitte & Touche LLP’s attestation report on the Registrant’s internal control over financial reporting is provided in the Registrant's Consolidated Audited Annual Financial Statements, which is attached as Exhibit 99.2 of this Annual Report on Form 40-F.

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

NOTICES PURSUANT TO REGULATION BTR

Not applicable.

     AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s Board of Directors has determined that it has at least one Audit Committee financial expert serving on its Audit Committee. Derek White has been determined by the Registrant’s Board of Directors to meet the “audit committee financial expert” criteria prescribed by the Securities and Exchange Commission and is an “independent director” as that term is defined under the listing standards applicable to the Registrant contained in Section 803A of the NYSE Amex LLC Company Guide. Mr. White holds an undergraduate degree in Geological Engineering and is a Chartered Accountant.  The SEC has indicated that the designation of Derek White as an audit committee financial expert does not make him an “expert” for any purpose, impose any duties, obligations or liability on him that are greater than those imposed on members of the Audit Committee and Board of Directors who do not carry this designation, or affect the duties, obligations or liability of any other member of the Audit Committee.

CODE OF ETHICS FOR CHIEF EXECUTIVE OFFICER, CHIEF FINANCIAL OFFICER,

AND OFFICERS AND DIRECTORS

The Registrant has adopted Codes of Ethics for its Chief Executive Officer, Chief Financial Officer, directors and officers. The Registrant has previously filed the latest version of its Codes of Ethics with the SEC on January 14, 2008 as Exhibit 11.1 to its Annual Report on Form 20-F/A-1 for fiscal year ended December 31, 2006. Shareholders may obtain a copy upon request, addressed to The Secretary, MAG Silver Corp., #770-800 West Pender Street, Vancouver, BC  V6C 2V6.  The Registrant has also posted its Codes of Ethics on its internet website at www.magsilver.com. All amendments to the Codes of Ethics and all waivers of the Codes of Ethics with respect to any of the persons covered by them will be filed on the SEC’s Electronic Data Gathering, Analysis and Retrieval (EDGAR) system at www.sec.gov.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed by the Registrant’s current external auditor, Deloitte & Touche LLP, in each of the last two fiscal years are as follows.

	Year ended December 31, 2009	Year ended December 31, 2008
Audit Fees	$130,500	$119,000
Audit-Related Fees	35,000	31,500
Tax Fees	28,700	19,500
All Other Fees	0	0
Total	$194,200	$170,000

The nature of the services provided by Deloitte & Touche LLP under each of the categories indicated in the table is described below.

Audit Fees

Audit fees are those incurred for professional services rendered by Deloitte & Touche LLP for the audit of the Registrant’s annual financial statements and services provided in connection with statutory and regulatory filings or engagements including Minera Los Lagartos.

Audit-Related Fees

Audit-Related fees are those incurred for professional services rendered by Deloitte & Touche LLP for the quarterly interim reviews of the Registrant’s unaudited consolidated financial statements.

Tax Fees

Tax fees are those incurred for professional services rendered by Deloitte & Touche LLP for tax compliance, tax advice and tax planning.  These services consisted of: tax compliance including the review of tax returns, and tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax, payroll tax and value added tax).

All Other Fees

There are no other fees to report under this category for professional services rendered by Deloitte & Touche LLP for the Registrant.

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

OFF-BALANCE SHEET ARRANGEMENTS

None.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

(Property expenditures in U.S. dollars, as per agreement)

Option Payments and Exploration Expenditures	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Salemex Property	1,960,000	210,000	950,000	800,000	Nil
San Ramone Property Option (Note 1)	3,550,000	50,000	1,500,000	2,000,000	Nil
Office Lease	784,132	150,602	312,418	321,112	Nil

Note 1:  The San Ramone Property option consists of $2,800,000 in exploration commitments and $750,000 in a single property option payment in year 4.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately designated standing Audit Committee. The members of the Audit Committee are:

Chair:	Derek White
Members:	Eric Carlson
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

Dated:  March 25, 2010

EXHIBITS

23.1

Consent of Independent Registered Chartered Accountants, Deloitte & Touche LLP.

23.2

Consents of Dominic Chartier, P.Geo., Glen Coe, P.Geo. and Jean-Francois Couture, Ph.D., P.Geo.

23.3

Consents of Brad Leonard, M.Sc., P.Geo. and Julie Selway, Ph.D., P.Geo.

23.4

Consents of William E. Roscoe, Ph.D. P.Eng. and David Ross, P.Geo.

23.5

Consents of S. Byron V. Stewart, P. Eng., Hassan Ghaffari, P.Eng. and Jean-Francois Couture, Ph.D, P.Geo.

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

99.1

Registrant’s Annual Information Form for the fiscal year ended December 31, 2009.

99.2

Registrant’s Consolidated Annual Audited Financial Statements and accompanying Management’s Discussion and Analysis for the fiscal year ended December 31, 2009.

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the use of our reports dated March 25, 2010 relating to the consolidated financial statements of MAG Silver Corp. and the effectiveness of MAG Silver Corp’s internal control over financial reporting as of December 31, 2009 appearing in this Annual Report on Form 40-F of MAG Silver Corp. for the year ended December 31, 2009.

March 25, 2010

/s/ “Deloitte & Touche LLP”

Vancouver, BC, Canada

     Independent Registered Chartered Accountants

EXHIBIT 23.2

CONSENTS OF DOMINIC CHARTIER, P.Geo., GLEN COLE, P.Geo. and JEAN-FRANCOIS COUTURE, Ph.D., P.Geo.

We refer to the technical report prepared by SRK Consulting (Canada) Inc. entitled “Mineral Resource Estimation Valdecañas Silver-Gold Project Zacatecas State, Mexico” dated July 25, 2008 (the “Technical Report”) that is referenced in the Annual Information Form (“AIF”) of MAG Silver Corp. for the fiscal year ended December 31, 2009, incorporated herein as Exhibit 99.1 to this Annual Report on Form 40-F, to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.  We were jointly responsible for preparing and certifying the Technical Report.

We hereby consent to references to our names and to the use of the Technical Report within the AIF incorporated herein to this Annual Report on Form 40-F.

Sincerely,

/s/

“Dominic Chartier”

Dominic Chartier, P.Geo.

Consulting Geologist

March 22, 2010

/s/

“Glen Cole”

Glen Cole, P.Geo.

Principle Resource Geologist

March 22, 2010

/s/

“Jean-Francois Couture”

Jean-Francois Couture, Ph.D, P.Geo.

Principle Geologist

March 22, 2010

EXHIBIT 23.3

CONSENTS OF BRAD LEONARD, M.Sc., P.Geo. and JULIE SELWAY, Ph.D., P.Geo.

We refer to the technical report prepared by Caracle Creek International Consulting Inc. entitled “Independent Technical Report Cinco de Mayo Property, Chihuahua State, Mexico” dated October 15, 2008 (the “Technical Report”) that is referenced in the Annual Information Form (“AIF”) of MAG Silver Corp. for the fiscal year ended December 31, 2009, incorporated herein as Exhibit 99.1 to this Annual Report on Form 40-F, to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.  We were jointly responsible for preparing, authoring and certifying the Technical Report.

We hereby consent to references to our names and to the use of the Technical Report within the AIF incorporated herein to this Annual Report on Form 40-F.

Sincerely,

/s/

“Brad Leonard”

Brad Leonard, M.Sc., P.Geo.

March 18, 2010

/s/

“Julie Selway”

Julie Selway, Ph.D, P.Geo.

March 18, 2010

EXHIBIT 23.4

CONSENTS OF WILLIAM E. ROSCOE, Ph.D., P.Eng. and DAVID ROSS, P.Geo.

We refer to the technical report prepared by Scott Wilson Roscoe Postle Associates Inc. dated April 8, 2009 (the “Technical Report”) that is referenced in the Registrant’s Annual Information Form (“AIF”) of MAG Silver Corp. for the fiscal year ended December 31, 2009, incorporated herein as Exhibit 99.1 to this Annual Report on Form 40-F, to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.  We were jointly responsible for preparing, authoring and certifying the Technical Report.

We hereby consent to references to our names and to the use of the Technical Report in the AIF incorporated herein to this Annual Report on Form 40-F.

Sincerely,

/s/

“William E. Roscoe”

William E. Roscoe, Ph.D., P.Eng.

March 23, 2010

/s/

“David A. Ross”

David Ross, P.Geo.

March 23, 2010

EXHIBIT 23.5

CONSENTS OF S. BYRON STEWART, P. ENG., HASSAN GHAFFARI, P. ENG.

and JEAN-FRANCOIS COUTURE, PH.D., P.GEO.

We refer to the technical report prepared by Wardrop, a Tetra Tech Company entitled “Valdecañas Project – Scoping Study” dated August 19, 2009 (the “Technical Report”) that is referenced in the Annual Information Form (“AIF”) of MAG Silver Corp. for the fiscal year ended December 31, 2009, incorporated herein as Exhibit 99.1 to this Annual Report on Form 40-F, to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.  We were jointly responsible for preparing, authoring and certifying the Technical Report.

We hereby consent to references to our names and to the use of the Technical Report within the AIF incorporated herein to this Annual Report on Form 40-F.

Sincerely,

/s/

“S. Byron V. Stewart”

S. Byron V. Stewart, P.Eng.

Senior Mining Engineer Consultant

Wardrop Engineering Inc.

March 22, 2010

/s/

“Hassan Ghaffari”

Hassan Ghaffari, P.Eng.

Manager of Metallurgy

Wardrop Engineering Inc.

March 22, 2010

/s/

“Jean-Francois Couture”

Jean-Francois Couture, Ph.D, P.Geo.

Principal Geologist

SRK Consulting (Canada) Inc.

March 22, 2010

EXHIBIT 31.1

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

CEO CERTIFICATION

I, Daniel T. MacInnis, certify that:

1. I have reviewed this annual report on Form 40-F of MAG Silver Corp.;

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

4. The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the issuer and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and

5. The issuer’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditors and the audit committee of the issuer’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

Date: March 25, 2010

/s/ “Daniel T. MacInnis”

Daniel T. MacInnis

Chief Executive Officer

EXHIBIT 31.2

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

CFO CERTIFICATION

I, Frank R. Hallam, certify that:

1. I have reviewed this annual report on Form 40-F of MAG Silver Corp.;

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

4. The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the issuer and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and

5. The issuer’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditors and the audit committee of the issuer’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

Date: March 25, 2010

/s/ “Frank R. Hallam”

Frank R. Hallam

Chief Financial Officer

EXHIBIT 32.1

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

CEO CERTIFICATION

In connection with the annual report of MAG Silver Corp. (the “Registrant”) on Form 40-F for the fiscal year ending December 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Daniel T. MacInnis, Chief Executive Officer of the Registrant, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.  The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

/s/ Daniel T. MacInnis

Name: Daniel T. MacInnis

Title: Chief Executive Officer

March 25, 2010

EXHIBIT 32.2

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

CFO CERTIFICATION

In connection with the annual report of MAG Silver Corp. (the “Registrant”) on Form 40-F for the fiscal year ending December 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Frank R. Hallam, Chief Financial Officer of the Registrant, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.  The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

/s/ Frank R. Hallam

Name: Frank R. Hallam

Title: Chief Financial Officer

March 25, 2010