Form 40-F
period 2010-12-31
MAG SILVER CORP
filed 2011-04-01
CIK 1230992

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 40-F

[Check one]

                                       ☐              REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

                       ☒              ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010 .	Commission File Number 001-33574 .
MAG SILVER CORP.
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant's name into English (if applicable))
BRITISH COLUMBIA
(Province or other jurisdiction of incorporation or organization)
1040
(Primary Standard Industrial Classification Code Number (if applicable))
Not Applicable
(I.R.S. Employer Identification Number (if applicable))
#770 - 800 WEST PENDER STREET, VANCOUVER, BC V6C 2V6 Tel: 604-630-1399
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

55,161,614 outstanding shares of the Registrant’s common stock as of the fiscal year ended December 31, 2010.

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

Yes ☐

No ☐

The Registrant has determined that it is not required to comply with the Interactive Data File requirement as described under General Instruction B, paragraph 15 of SEC Form 40-F.  The Registrant is not a “large accelerated filer” as described under subparagraphs (a)(1) and (a)(2) of General Instruction B, paragraph 15, and is not a filer as described under subparagraph (a)(3) of General Instruction B, paragraph 15.

PRINCIPAL DOCUMENTS

The following documents have been filed with this Annual Report on Form 40-F:

A. Annual Information Form

For the Registrant’s Annual Information Form (“AIF”) for the fiscal year ended December 31, 2010, see Exhibit 99.1 of this Annual Report on Form 40-F.

B. Audited Annual Financial Statements and accompanying Management’s Discussion and Analysis

For the Registrant’s Consolidated Audited Annual Financial Statements and accompanying Management’s Discussion and Analysis for fiscal year ended December 31, 2010, including the report of Independent Registered Chartered Accountants with respect thereto, see Exhibit 99.2 of this Annual Report on Form 40-F. The Registrant’s Consolidated Audited Annual Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and reconciled to United States generally accepted accounting principles (“US GAAP”) - see Note 16 of the Notes to Consolidated Financial Statements of the Registrant’s Consolidated Audited Annual Financial Statements, reconciling the material differences between Canadian and US GAAP.

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 40-F and the principal documents filed as exhibits to this Annual Report on Form 40-F contain forward-looking statements and information, within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Exchange Act, as amended, relating to the Registrant that are based on the beliefs and estimates of management as well as assumptions made by and information currently available to the Registrant.  Such forward-looking statements and information include, but are not limited to:

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

When used in this Annual Report on Form 40-F and the principal documents filed as exhibits to this Annual Report on Form 40-F, any statements that express or involve discussions with respect to predictions, beliefs, plans, projections, objectives, assumptions or future events of performance (often but not always using words or phrases such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan”, “strategy”, “goals”, “objectives”, “project”, “potential” or variations thereof or stating that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur, or be achieved, or the negative of any of these terms and similar expressions) as they relate to the Registrant or management, are intended to identify forward-looking statements and information.

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

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this Annual Report on Form 40-F and the principal documents filed as exhibits to this Annual Report on Form 40-F. This list is not exhaustive of the factors that may affect any of the Registrant’s forward-looking statements and information. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Registrant or other future events or conditions may differ materially from those reflected in the forward-looking statements and information due to a variety of risks, uncertainties and other factors, including without limitation, those referred to in the AIF under the heading “Risk Factors” and elsewhere. The Registrant’s forward-looking statements and information are based on the reasonable beliefs, expectations and opinions of management on the date the statements are made, and the Registrant does not assume any obligation to update forward-looking statements and information if circumstances or management’s beliefs, expectations or opinions should change.

For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements and information.

Adjacent Property Disclosure

The staff of the United States Securities and Exchange Commission takes the position that mining companies, in their filings with the SEC, should describe only those mineral deposits that the companies themselves can economically and legally extract or produce.  The AIF filed as Exhibit 99.1 to this Annual Report on Form 40-F contains information regarding adjacent properties on which we have no right to explore or mine, and is considered by management to be of material importance to the Registrant and its land holdings in the area.  Investors are cautioned that mineral deposits on adjacent properties are not necessarily probative of the existence, nature or extent of mineral deposits on our properties.

Cautionary Note to Investors Concerning Estimates of Inferred and Indicated Resources

The AIF filed as Exhibit 99.1 to this Annual Report on Form 40-F uses the terms "Inferred Resources" and "Indicated Resources".  The Registrant advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 -- Standard of Disclosure for Mineral Projects), the SEC does not recognize these terms.  Investors are cautioned that "inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.  Investors are further cautioned not to assume that any part or all of an indicated mineral resource will be converted into reserves.

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

Management has evaluated the effectiveness of the Registrant's internal control over financial reporting as of the end of the Registrant’s fiscal year ended December 31, 2010 using the framework in “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on this evaluation, management concluded that, as of the end of the Registrant’s fiscal year ended December 31, 2010, the Registrant maintained effective internal control over financial reporting.

Deloitte & Touche LLP, the Independent Registered Chartered Accountants firm that audited the Registrant's Consolidated Audited Annual Financial Statements for the Registrant’s fiscal year ended December 31, 2010 included in this Annual Report on Form 40-F, has issued an attestation report on management’s assessment of the Registrant’s internal control over financial reporting.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

A copy of Deloitte & Touche LLP’s attestation report on the Registrant’s internal control over financial reporting is provided in the Registrant's Consolidated Audited Annual Financial Statements, which is filed as Exhibit 99.2 to this Annual Report on Form 40-F.

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

CODE OF ETHICS FOR CHIEF EXECUTIVE OFFICER, CHIEF FINANCIAL OFFICER,

AND OFFICERS AND DIRECTORS

The Registrant has adopted a Code of Business Conduct and Ethics (the “Code”) for its Chief Executive Officer, Chief Financial Officer, directors and officers. The Registrant previously filed the latest version of the Code with the SEC on January 14, 2008 as Exhibit 11.1 to its Annual Report on Form 20-F/A-1 for fiscal year ended December 31, 2006. Shareholders may obtain a copy upon request, addressed to The Secretary, MAG Silver Corp., #770-800 West Pender Street, Vancouver, British Columbia, V6C 2V6.  The Registrant has also posted the Code on its internet website at www.magsilver.com. All amendments to the Code and all waivers of the Code with respect to any of the persons covered by them will be filed on the SEC’s Electronic Data Gathering, Analysis and Retrieval (EDGAR) system at www.sec.gov.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed by the Registrant’s current external auditor, Deloitte & Touche LLP, in each of the last two fiscal years are as follows.

	Year ended December 31, 2010	Year ended December 31, 2009
Audit Fees	$223,500	$130,500
Audit-Related Fees	11,000	35,000
Tax Fees	190,000	28,700
All Other Fees	0	0
Total	$424,500	$194,200

The nature of the services provided by Deloitte & Touche LLP under each of the categories indicated in the table is described below.

Audit Fees

Audit fees are those incurred for professional services rendered by Deloitte & Touche LLP for the audit of the Registrant’s annual financial statements, for the quarterly interim reviews of the Registrant’s unaudited consolidated financial statements, their involvement in the Registrant’s May 2010 public offering of its common shares in Canada, and services provided in connection with statutory and regulatory filings or engagements including Minera Los Lagartos.

Audit-Related Fees

Audit-Related feesare those incurred in the preparation of an International Financial Reporting Standards (IFRS) report.

Tax Fees

Tax fees are those incurred for professional services rendered by Deloitte & Touche LLP for tax compliance, including the review of tax returns, tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax, payroll tax and value added tax), and tax planning and advisory services relating to a corporate restructuring undertaken by the Registrant during the fiscal year ended December 31, 2010.

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

OFF-BALANCE SHEET ARRANGEMENTS

None.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010

(Property expenditures in U.S. dollars, as per agreement)

Option Payments and Exploration Expenditures - US Dollars	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years

San Ramone Property Option (1)	$3,459,533	$459,533	$2,250,000	$750,000	$ Nil
Mojina Property Option (2)	2,229,270	-	529,270	1,700,000	Nil
Cinco De Mayo (3)	180,000	10,000	40,000	130,000	Nil
Total US Dollar Obligations	$5,868,803	$469,533	$2,819,270	$2,580,000	$ Nil
US dollar obligations converted to Canadian dollars	$5,837,111	$466,998	$2,804,046	$2,566,068	$ Nil
Option Payments and Exploration Expenditures - Canadian Dollars

Mojina Property Option (2)	910,000	-	250,000	660,000	Nil
Esperanza Property (4)	5,140,978	540,978	2,850,000	1,750,000	Nil
Office Lease	633,531	156,209	316,766	160,556	Nil
Total Obligations ($Canadian)	$12,521,621	$1,164,185	$6,220,812	$5,136,624	Nil

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately designated standing Audit Committee. The members of the Audit Committee are:

Chair:	Derek White
Members:	Eric Carlson
Richard Colterjohn

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

Dated:  March 31, 2011

EXHIBITS

23.1

Consent of Independent Registered Chartered Accountants, Deloitte & Touche LLP.

23.2

Consents of David Ross, P.Geo.

23.3

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

99.1

Registrant’s Annual Information Form for the fiscal year ended December 31, 2010.

99.2

Registrant’s Consolidated Annual Audited Financial Statements and accompanying Management’s Discussion and Analysis for the fiscal year ended December 31, 2010.

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the use of our reports dated March 31, 2011 relating to the consolidated financial statements of MAG Silver Corp. (which report expresses an unqualified opinion and includes of emphasis on matter paragraph relating to the effects of a restatement under United States Generally Accepted Accounting Principles as discussed in Note 16) and the effectiveness of MAG Silver Corp.’s internal control over financial reporting as of December 31, 2010 appearing in this Annual Report on Form 40-F of MAG Silver Corp. for the year ended December 31, 2010.

March 31, 2011

/s/ “Deloitte & Touche LLP”

Vancouver, BC, Canada

     Independent Registered Chartered Accountants

EXHIBIT 23.2

CONSENT OF DAVID ROSS, P.Geo.

I refer to the technical reports prepared by Roscoe Postle Associates Inc. (formerly Scott Wilson Roscoe Postle Associates Inc.) dated September 10, 2010 and January 14, 2011 (the “Technical Reports”) that are referenced in the Registrant’s Annual Information Form (“AIF”) of MAG Silver Corp. for the fiscal year ended December 31, 2010, filed as Exhibit 99.1 to this Annual Report on Form 40-F with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.  I was responsible for preparing, authoring and certifying the Technical Reports.

I hereby consent to reference to my name and to the use of the Technical Reports in the AIF filed as Exhibit 99.1 to this Annual Report on Form 40-F.

Sincerely,

/s/

“David A. Ross”

David Ross, P.Geo.

March 31, 2011

EXHIBIT 23.3

CONSENTS OF S. BYRON STEWART, P. ENG., HASSAN GHAFFARI, P. ENG.

and JEAN-FRANCOIS COUTURE, PH.D., P.GEO.

We refer to the technical report prepared by Wardrop, a Tetra Tech Company entitled “Valdecañas Project - Scoping Study” dated August 19, 2009 (the “Technical Report”) that is referenced in the Annual Information Form (“AIF”) of MAG Silver Corp. for the fiscal year ended December 31, 2010, filed as Exhibit 99.1 to this Annual Report on Form 40-F with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.  We were jointly responsible for preparing, authoring and certifying the Technical Report.

We hereby consent to references to our names and to the use of the Technical Report within the AIF filed as Exhibit 99.1 to this Annual Report on Form 40-F.

Sincerely,

/s/

“S. Byron V. Stewart”

S. Byron V. Stewart, P.Eng.

Senior Mining Engineer Consultant

Wardrop Engineering Inc.

March 31, 2011

/s/

“Hassan Ghaffari”

Hassan Ghaffari, P.Eng.

Manager of Metallurgy

Wardrop Engineering Inc.

March 31, 2011

/s/

“Jean-Francois Couture”

Jean-Francois Couture, Ph.D, P.Geo.

Principal Geologist

SRK Consulting (Canada) Inc.

March 31, 2011

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

Date: March 31, 2011

/s/ “Daniel T. MacInnis”

Daniel T. MacInnis

Chief Executive Officer

EXHIBIT 31.2

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

CFO CERTIFICATION

I, Larry Taddei, certify that:

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

Date: March 31, 2011

/s/ “Larry Taddei”

Larry Taddei

Chief Financial Officer

EXHIBIT 32.1

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

CEO CERTIFICATION

In connection with the annual report of MAG Silver Corp. (the “Registrant”) on Form 40-F for the fiscal year ending December 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Daniel T. MacInnis, Chief Executive Officer of the Registrant, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.  The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

/s/ “Daniel T. MacInnis”

Name: Daniel T. MacInnis

Title: Chief Executive Officer

March 31, 2011

EXHIBIT 32.2

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

CFO CERTIFICATION

In connection with the annual report of MAG Silver Corp. (the “Registrant”) on Form 40-F for the fiscal year ending December 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Larry Taddei, Chief Financial Officer of the Registrant, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.  The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

/s/ “Larry Taddei”

Larry Taddei

Chief Financial Officer

March 31, 2011