Form 40-F
period 2011-12-31
MAG SILVER CORP
filed 2012-04-02
CIK 1230992

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 40-F

[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011 .	Commission File Number 001-33574 .
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

None
(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

X Annual information form	X Audited annual financial statements

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report.

55,667,139 outstanding shares of the Registrant’s common stock as of the fiscal year ended December 31, 2011.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes X	No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes ☐	No ☐

As a foreign private issuer that prepares its financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), the Registrant is required to submit to the SEC and post on its corporate website Interactive Data Files (as defined by Item 11 of Regulation S-T) pursuant to Rule 405 of Regulation S-T and General Instruction B, paragraph 15 of Form 40-F.

However, it is the view of the SEC’s Division of Corporation Finance and Office of the Chief Accountant that the Registrant is not required to submit to the SEC and post on its corporate website Interactive Data Files until the SEC specifies on its website an IFRS taxonomy for use by foreign private issuers in preparing their Interactive Data Files.

As of the submission date of this Annual Report on Form 40-F, the SEC has not specified an IFRS taxonomy for the Registrant to use in preparing its Interactive Data Files.

PRINCIPAL DOCUMENTS

The following documents have been filed with this Annual Report on Form 40-F:

A. Annual Information Form

For the Registrant’s Annual Information Form (“AIF”) for the fiscal year ended December 31, 2011, see Exhibit 99.1 of this Annual Report on Form 40-F.

B. Audited Annual Financial Statements and accompanying Management’s Discussion and Analysis

For the Registrant’s Consolidated Audited Annual Financial Statements and accompanying Management’s Discussion and Analysis for fiscal year ended December 31, 2011, including the report of Independent Registered Chartered Accountants with respect thereto, see Exhibit 99.2 of this Annual Report on Form 40-F. The Registrant’s Consolidated Audited Annual Financial Statements have been prepared in accordance with IFRS as issued by the IASB.

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

DISCLOSURE CONTROLS AND PROCEDURES

After evaluating the effectiveness of the Registrant’s disclosure controls and procedures as required by paragraph (b) of Exchange Act Rule 13a-15, the Chief Executive Officer and Chief Financial Officer of the Registrant have concluded that, as of the end of the period covered by this Annual Report on Form 40-F, the Registrant’s disclosure controls and procedures were effective to ensure that material information required to be disclosed by the Registrant in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, and accumulated and communicated to the Registrant’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

Management has evaluated the effectiveness of the Registrant's internal control over financial reporting as of the end of the Registrant’s fiscal year ended December 31, 2011 using the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on this evaluation, management concluded that, as of the end of the Registrant’s fiscal year ended December 31, 2011, the Registrant maintained effective internal control over financial reporting.

Deloitte & Touche LLP, the Independent Registered Chartered Accountants firm that audited the Registrant's Consolidated Audited Annual Financial Statements for the Registrant’s fiscal year ended December 31, 2011 included in this Annual Report on Form 40-F, has issued an attestation report on the Registrant’s internal control over financial reporting.

ATTESTATION REPORT OF THE INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

A copy of Deloitte & Touche LLP’s attestation report on the Registrant’s internal control over financial reporting is provided in the Registrant's Consolidated Audited Annual Financial Statements, which is filed as Exhibit 99.2 to this Annual Report on Form 40-F.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the period covered by this Annual Report on Form 40-F, no changes occurred in the Registrant’s internal control over financial reporting that were identified in connection with the evaluation required by paragraph (d) of Exchange Act Rule 13a-15 that materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

Not applicable.

     AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s Board of Directors has determined that it has at least one audit committee financial expert serving on its Audit Committee. Derek White has been determined by the Registrant’s Board of Directors to meet the “audit committee financial expert” criteria prescribed by the Securities and Exchange Commission and is an “independent director” as that term is defined under the listing standards applicable to the Registrant contained in Section 803A of the NYSE Amex LLC Company Guide. Mr. White holds an undergraduate degree in Geological Engineering and is a Chartered Accountant.  The SEC has indicated that the designation of Derek White as an audit committee financial expert does not make him an “expert” for any purpose, impose any duties, obligations or liability on him that are greater than those imposed on members of the Audit Committee and Board of Directors who do not carry this designation, or affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.

CODE OF ETHICS FOR CHIEF EXECUTIVE OFFICER, CHIEF FINANCIAL OFFICER,

AND OFFICERS AND DIRECTORS

The Registrant has adopted a Code of Business Conduct and Ethics (the “Code”) for its Chief Executive Officer, Chief Financial Officer, directors and officers. The Registrant previously furnished the latest version of the Code with the SEC on February 7, 2012 as Exhibit 99.1 to its Form 6-K. Shareholders may obtain a copy upon request, addressed to The Secretary, MAG Silver Corp., #770-800 West Pender Street, Vancouver, British Columbia, V6C 2V6.  The Registrant has also posted the Code on its internet website at www.magsilver.com. All amendments to the Code and all waivers of the Code with respect to any of the persons covered by them will be furnished on the SEC’s Electronic Data Gathering, Analysis and Retrieval (EDGAR) system at www.sec.gov.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed by the Registrant’s current external auditor, Deloitte & Touche LLP, in each of the last two fiscal years are as follows.

	Year ended December 31, 2011 ($Canadian)	Year ended December 31, 2010 ($Canadian)
Audit Fees	$225,000	$255,675
Audit-Related Fees	35,000	11,000
Tax Fees	155,000	195,255
All Other Fees	0	0
Total	$415,000	$461,930

The nature of the services provided by Deloitte & Touche LLP under each of the categories indicated in the table is described below.

Audit Fees

Audit fees are those incurred for professional services rendered by Deloitte & Touche LLP for the audit of the Registrant’s annual financial statements, for the quarterly interim reviews of the Registrant’s unaudited consolidated financial statements, their involvement in the Registrant’s May 2010 public offering of its common shares in Canada, additional administrative costs, and services provided in connection with statutory and regulatory filings or engagements including for the Company’s wholly owned subsidiaries, Minera Los Lagartos, S.A. de C.V., Minera Pozo Seco S.A. de C.V., and Minera Sierra Vieja S.A. de C.V.

Audit-Related Fees

Audit-Related fees are those incurred in audit and advisory services relating to IFRS transition.

Tax Fees

Tax fees are those incurred for professional services rendered by Deloitte & Touche LLP for:  tax compliance, including the review of tax returns, tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax, payroll tax and value added tax); continued tax planning and advisory services relating to a corporate restructuring undertaken by the Registrant during the fiscal year ended December 31, 2010; and, preparation of a Transfer Pricing report.

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

OFF-BALANCE SHEET ARRANGEMENTS

None.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

(1)

Mojina Property option consists of US$1,729,652 in further exploration commitments and Canadian $890,000 in property option payments.

(2)

Cinco De Mayo property option payments of US$166,000 on auxiliary claims acquired in 2010.

(3)

Esperanza Property option consists of Canadian $4,087,520 in further exploration commitments and Canadian $350,000 in property option payments.

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

Dated:  March 30, 2012

EXHIBITS

23.1

Consent of Independent Registered Chartered Accountants, Deloitte & Touche LLP.

23.2

Consent of David Ross, P.Geo.

23.3

Consent of Henrik Thalenhorst.

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

99.1

Registrant’s Annual Information Form for the fiscal year ended December 31, 2011.

99.2

Registrant’s Consolidated Annual Audited Financial Statements and accompanying Management’s Discussion and Analysis for the fiscal year ended December 31, 2011.

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the use of our reports dated March 30, 2012 relating to the consolidated financial statements of MAG Silver Corp. and the effectiveness of MAG Silver Corp.’s internal control over financial reporting appearing in this Annual Report on Form 40-F of MAG Silver Corp. for the year ended December 31, 2011.

March 30, 2012

/s/ “Deloitte & Touche LLP”

Vancouver, BC, Canada

     Independent Registered Chartered Accountants

EXHIBIT 23.2

CONSENT OF DAVID ROSS, P.Geo.

I refer to the technical reports prepared by Roscoe Postle Associates Inc. (formerly Scott Wilson Roscoe Postle Associates Inc.) dated September 10,  2010 and February 1, 2012 (the “Technical Reports”) that are referenced in the Registrant’s Annual Information Form (“AIF”) of MAG Silver Corp. for the fiscal year ended December 31, 2011, filed as Exhibit 99.1 to this Annual Report on Form 40-F with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.  I was responsible for preparing, authoring and certifying the Technical Reports.

I hereby consent to reference to my name and to the use of the Technical Reports in the AIF filed as Exhibit 99.1 to this Annual Report on Form 40-F.

Sincerely,

/s/

“David A. Ross”

David Ross, P.Geo.

March 30, 2012

EXHIBIT 23.3

CONSENT OF HENRIK THALENHORST

I refer to the technical report prepared by Strathcona Minerals Services Limited dated November 11, 2011 (the “Technical Report”) referenced in the Registrant’s Annual Information Form (“AIF”) of MAG Silver Corp. for the fiscal year ended December 31, 2011, filed as Exhibit 99.1 to this Annual Report on Form 40-F with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.  I was responsible for preparing, authoring and certifying the Technical Report.

I hereby consent to reference to my name and to the use of the Technical Report in the AIF filed as Exhibit 99.1 to this Annual Report on Form 40-F.

Sincerely,

/s/ “Henrik Thalenhorst”

Henrik Thalenhorst

March 29, 2012

EXHIBIT 31.1

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

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

Date: March 30, 2012

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

Date: March 30, 2012

/s/ “Larry Taddei”

Larry Taddei

Chief Financial Officer

EXHIBIT 32.1

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

CERTIFICATION

In connection with the annual report of MAG Silver Corp. (the “Registrant”) on Form 40-F for the fiscal year ending December 31, 2011 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Daniel T. MacInnis, Chief Executive Officer of the Registrant, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.  The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

/s/ “Daniel T. MacInnis”

Name: Daniel T. MacInnis

Title: Chief Executive Officer

March 30, 2012

EXHIBIT 32.2

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

CERTIFICATION

In connection with the annual report of MAG Silver Corp. (the “Registrant”) on Form 40-F for the fiscal year ending December 31, 2011 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Larry Taddei, Chief Financial Officer of the Registrant, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.  The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

/s/ “Larry Taddei”

Larry Taddei

Chief Financial Officer

March 30, 2012