Form 40-F
period 2012-12-31
MAG SILVER CORP
filed 2013-04-01
CIK 1230992

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012 .	Commission File Number 001-33574 .
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
John L. Mericle Harris, Mericle & Wakayama 901 Fifth Avenue, Suite 4100 Seattle, Washington 98164, Tel: 206-621-1818
(Name, address (including zip code) and telephone number (including area code) Of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares, without par value	NYSE MKT

Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☒Annual information form	☒Audited annual consolidated financial statements

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report.

60,023,835 outstanding shares of the Registrant’s common stock as of the fiscal year ended December 31, 2012.

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
As a foreign private issuer that prepares its financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), the Registrant is required to submit to the SEC and post on its corporate website Interactive Data Files (as defined by Item 11 of Regulation S-T) pursuant to Rule 405 of Regulation S-T and General Instruction B, paragraph 15 of Form 40-F.

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

EXPLANATORY COMMENT

MAG Silver Corp. (the “Company” or the “Registrant”) is a British Columbia corporation and a “foreign private issuer” as defined in Rule 3b-4 promulgated under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) by the U.S. Securities and Exchange Commission (the “SEC”).  Under the SEC’s rules, the Company is eligible to prepare and file this annual report on Form 40-F, and to present the disclosures herein primarily in accordance with Canadian disclosure requirements, which differ in certain material respects from those which the SEC requires of United States companies.

For example, the Company has prepared its financial statements, which are included as Exhibit 99.2 to this annual report on Form 40-F, in accordance with IFRS, and such statements are not in many respects directly comparable to financial statements of United States companies.

Similarly, and as discussed in greater detail below in “ESTIMATES OF RESOURCES AND RESERVES,” the resource and reserve estimates included in the accompanying Annual Information Form (including the Schedules thereto), found at Exhibit 99.1 of this Form 40-F Annual Report, and management’s discussion and analysis for the fiscal year ended December 31, 2012 filed as Exhibit 99.2 to this Annual Report on Form 40-F, have been prepared in accordance with the requirements of Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), which differ from the practices used to estimate resources and reserves in reports and other materials filed with the SEC by United States companies.

As a “foreign private issuer” the Company is exempt from certain proxy-related requirements found in Sections 14(a), 14(b), 14(c),  and 14(f) of the Exchange Act, and the insider reporting, “short swing profit” and short sale provisions found in Section 16 thereof are not applicable to the Company’s common shares.

PRINCIPAL DOCUMENTS

The following documents have been filed by the Company with this Annual Report on Form 40-F, and are incorporated herein by reference:

A. Annual Information Form

The Company’s Annual Information Form (“AIF”) for the fiscal year ended December 31, 2012: see Exhibit 99.1 of this Annual Report on Form 40-F.

B. Audited Annual Consolidated Financial Statements and accompanying Management’s Discussion and Analysis

The Company’s Audited Annual Consolidated Financial Statements including the report of Independent Registered Chartered Accountants with respect thereto and accompanying Management’s Discussion and Analysis for fiscal year ended December 31, 2012, - see Exhibit 99.2 of this Annual Report on Form 40-F. The Company’s Audited Annual Consolidated Financial Statements have been prepared in accordance with IFRS.

FORWARD-LOOKING STATEMENTS

Cautionary Statement on Forward-Looking Information

This AIF contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (collectively, “forward-looking statements”) that are based on the beliefs and estimates of management as well as assumptions made by and information currently available to the Company. Such forward-looking statements include, but are not limited to:

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

When used in this document, any statements that express or involve discussions with respect to predictions, beliefs, plans, projections, objectives, assumptions or future events of performance (often but not always using words or phrases such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan”, “strategy”, “goals”, “objectives”, “project”, “potential” or variations thereof or stating that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur, or be achieved, or the negative of any of these terms and similar expressions), as they relate to the Company or management, are intended to identify forward-looking statements.

Forward-looking statements are made based upon certain assumptions and other important factors that could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements expressed or implied by such statements. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others: the Company’s lack of cash flow; the Company’s history of losses and expectation of future losses; the values attributed to the Company’s assets may not be realizable; risks relating to the Company’s ability to arrange additional equity or debt financing; risks relating to the Company’s ability to finance the exploration and development of its mineral properties; risks relating to the availability of suitable infrastructure; risks relating to challenges to the Company’s title to any of its properties; risks relating to the Company’s position as minority shareholder of Minera Juanicipio; risks relating to holding interests through joint ventures; risks relating to the Company having a significant shareholder; risks relating to the Company’s ability to obtain all necessary licenses and permits that may be required to carry out exploration and development of its mineral properties and business activities; risks and uncertainties relating to the interpretation of exploration results, geology, grade and continuity of the Company’s mineral deposits; increased competition in the exploration industry; the Company’s properties are in the exploration stage; risks relating to the Company’s properties being located in Mexico; economic and political instability; the Company is subject to anti-corruption laws; human rights laws may delay the advancement of the Company’s projects; the Company is subject to Mexican Foreign Investment and Income Tax Laws; commodity price fluctuations (particularly gold and silver commodities); currency fluctuations and inflationary pressures; none of the Company’s properties have Mineral Reserves; risks related to governmental regulations, including environmental regulations; insurance coverage may not cover all potential risks; rights to use the surface of the Company’s mineral properties are not guaranteed; the Company may be subject to litigation; the Company’s ability to attract and retain qualified management and the Company’s dependence upon such management in the development of its mineral properties; risks relating to potential conflicts of interest of the Company’s directors and officers; and, risks relating to compliance with the Dodd-Frank Wall Street Reform and Consumer Protection Act. These risks are not an exhaustive list of the factors that may affect any of the Company’s forward-looking statements. Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may vary materially from those described herein.  Although MAG has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Assumptions have been made regarding, among other things, the Company’s ability to carry on exploration activities and meet its obligations under its property agreements, the timing and results of drilling programs, successful project permitting, the Company’s ability to operate in a safe and efficient manner and obtain financing as and when required and on reasonable terms. The Company’s forward-looking statements are based on what management believes to be reasonable beliefs, expectations and opinions on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, except as required by applicable law.

For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements.

Adjacent Property Disclosure

The staff of the United States Securities and Exchange Commission takes the position that mining companies, in their filings with the SEC, should describe only those mineral deposits that the companies themselves can economically and legally extract or produce.  The AIF filed as Exhibit 99.1 to this Annual Report on Form 40-F contains information regarding adjacent properties on which we have no right to explore or mine, and is considered by management to be of material importance to the Company and its land holdings in the area.  Investors are cautioned that mineral deposits on adjacent properties are not necessarily probative of the existence, nature or extent of mineral deposits on our properties.

 ESTIMATES OF RESOURCES AND RESERVES

The Company’s AIF filed as Exhibit 99.1 to this Annual Report on Form 40-F and management’s discussion and analysis for the fiscal year ended December 31, 2012 filed as Exhibit 99.2 to this Annual Report on Form 40-F have been prepared in accordance with the requirements of Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) —  CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended.  NI 43-101 is a rule developed by the Canadian Securities Administrators, which establishes standards for disclosure a Canadian public company makes of scientific and technical information concerning its mineral projects, differs from the requirements of SEC Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”).

For example, the terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM standards.  These definitions differ from the definitions in SEC Industry Guide 7 (“SEC Industry Guide 7”) under the Securities Act.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. It should not be assumed that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.

Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Annual Report and the documents incorporated by reference herein contain descriptions of mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws.

DISCLOSURE CONTROLS AND PROCEDURES

After evaluating the effectiveness of the Company’s disclosure controls and procedures as required by paragraph (b) of Exchange Act Rule 13a-15, the Chief Executive Officer and Chief Financial Officer of the Company have concluded that, as of the end of the period covered by this Annual Report on Form 40-F, the Company’s disclosure controls and procedures were effective to ensure that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, and accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

Management has evaluated the effectiveness of the Company's internal control over financial reporting as of the end of the Company’s fiscal year ended December 31, 2012 using the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on this evaluation, management concluded that, as of December 31, 2012, the Company maintained effective internal control over financial reporting.

ATTESTATION REPORT OF THE INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

Under the “Jumpstart Our Business Startups Act” (“JOBS Act”), enacted by Congress in April 2012, “emerging growth companies” (“EGCs”) are exempt from the requirements of Section 404(b) of the Sarbanes-Oxley Act, which requires that public companies, in connection with the filing of their annual reports under the Securities Exchange Act of 1934, as amended, provide an attestation by their independent auditors regarding management’s assessment of the effectiveness of internal controls over financial reporting. The Company qualifies as an EGC under the JOBS Act, and is therefore now exempt from the requirement of obtaining such an auditor attestation.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the period covered by this Annual Report on Form 40-F, no changes occurred in the Company’s internal control over financial reporting that were identified in connection with the evaluation required by paragraph (d) of Exchange Act Rule 13a-15 that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

Not applicable.

     AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that it has at least one audit committee financial expert serving on its Audit Committee. Derek White has been determined by the Company’s Board of Directors to meet the “audit committee financial expert” criteria prescribed by the Securities and Exchange Commission and is an “independent director” as that term is defined under the listing standards applicable to the Company contained in Section 803A of the NYSE Amex LLC Company Guide. Mr. White holds an undergraduate degree in Geological Engineering and is a Chartered Accountant.  The SEC has indicated that the designation of Derek White as an audit committee financial expert does not make him an “expert” for any purpose, impose any duties, obligations or liability on him that are greater than those imposed on members of the Audit Committee and Board of Directors who do not carry this designation, or affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.

CODE OF ETHICS FOR CHIEF EXECUTIVE OFFICER, CHIEF FINANCIAL OFFICER,
AND OFFICERS AND DIRECTORS

The Company has adopted a Code of Business Conduct and Ethics (the “Code”) for its Chief Executive Officer, Chief Financial Officer, directors and officers. The Company previously furnished the latest version of the Code with the SEC on February 7, 2012 as Exhibit 99.1 to its Form 6-K. Shareholders may obtain a copy upon request, addressed to The Secretary, MAG Silver Corp., #770-800 West Pender Street, Vancouver, British Columbia, V6C 2V6.  The Company has also posted the Code on its internet website at www.magsilver.com. All amendments to the Code and all waivers of the Code with respect to any of the persons covered by them will be furnished on the SEC’s Electronic Data Gathering, Analysis and Retrieval (EDGAR) system at www.sec.gov.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed by the Company’s current external auditor, Deloitte LLP, in each of the last two fiscal years are as follows.
	Year ended December 31, 2012	Year ended December 31, 2011
Audit Fees	$250,465	$260,620
Audit-Related Fees	0	37,100
Tax Fees	$169,205	233,380
All Other Fees	0	0
Total	$419,670	$531,100

The nature of the services provided by Deloitte LLP under each of the categories indicated in the table is described below.

Audit Fees

Audit fees are those incurred for professional services rendered by Deloitte LLP for the audit of the Company’s annual consolidated financial statements, for the quarterly interim reviews of the Company’s unaudited consolidated financial statements, additional administrative costs and services provided in connection with statutory and regulatory filings or engagements, including for the Company’s wholly owned subsidiaries, Minera Los Lagartos, S.A. de C.V., Minera Pozo Seco S.A. de C.V., and Minera Sierra Vieja S.A. de C.V.

Audit-Related Fees

Audit-Related fees in 2011 are those incurred in audit and advisory services relating to IFRS transition.

Tax Fees (tax compliance, tax advice and tax planning)

Tax fees are those incurred for professional services rendered by Deloitte LLP for:  tax compliance, including the review of tax returns, tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax, payroll tax and value added tax); continued tax planning and advisory services on potential restructuring and spin-out projects; and, preparation of a Transfer Pricing report.

All Other Fees

There are no other fees to report under this category for professional services rendered by Deloitte LLP for the Company.

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

OFF-BALANCE SHEET ARRANGEMENTS

None.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012
Presented in US$ (unless noted otherwise)

Option Payments Expenditures	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years

Mojina Property Option (1)	$814,131	$150,765	$663,366	$-	$-
Cinco De Mayo (2)	150,000	20,000	130,000	-	-
Subtotal - Option Payments	$964,131	$170,765	$793,366	$-	$-

Option Payments -Exploration & Evaluation
Mojina Property Option (1)	1,383,380	-	1,383,380	-	-
Subtotal - Exploration & Evaluation	$1,383,380	$-	$1,383,380	$-	$-

Option Payments and Exploration Expenditures – Total	$2,347,511	$170,765	$2,176,746	$-	$-

Office Lease	334,921	167,461	167,461	-	-
Total Obligations	$2,682,432	$338,226	$2,344,207	$-	$-

(1)	Mojina Property option consists of $1,383,380 in further exploration commitments and Canadian $805,000 in property option payments.
(2)           Cinco De Mayo property option payments of US$150,000 on auxiliary claims acquired in 2010.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Company has a separately designated standing Audit Committee. The members of the Audit Committee are:

Chair:	Derek White
Members:	Richard Colterjohn
Peter Barnes

MINE SAFETY DISCLOSURE

Not applicable.

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

Registrant:              MAG Silver Corp.

By:                          /s/ “Daniel T. MacInnis”
Name:  Daniel T. MacInnis
Title:   President and Chief Executive Officer
Dated:  March 27, 2013

EXHIBITS

23.1	Consent of Deloitte LLP, Independent Registered Chartered Accountants

23.2	Consent of David Ross, P.Geo.

23.3	Consent of Henrik Thalenhorst

23.4	Consent of Michael Thomas, MAusIMM(CP)

23.5	Consent of Allen Riles, MAIG

31.1	Certification by the Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification by the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification by the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1	Registrant’s Annual Information Form for the fiscal year ended December 31, 2012.

99.2	Registrant’s Audited Annual Consolidated Financial Statements and accompanying Management’s Discussion and Analysis for the fiscal year ended December 31, 2012.