Form 40-F
period 2013-12-31
MAG SILVER CORP
filed 2014-03-31
CIK 1230992

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013.	Commission File Number 001-33574.
MAG SILVER CORP.
(Exact name of Registrant as specified in its charter)

BRITISH COLUMBIA
(Province or other jurisdiction of incorporation or organization)
1040
(Primary Standard Industrial Classification Code Number (if applicable))
Not Applicable
(I.R.S. Employer Identification Number (if applicable))
Suite 770 – 800 West Pender Street, Vancouver, British Columbia V6C 2V6 Tel: 604-630-1399
(Address and telephone number of Registrant's principal executive offices)
Puglisi & Associates 850 Library Avenue, Suite 204 Newark, DE 19711 Tel: (302) 738-6680
(Name, address (including zip code) and telephone number (including area code) Of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares, without par value	NYSE MKT LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

For annual reports, indicate by check mark the information filed with this Form:

X Annual information form	X Audited annual consolidated financial statements

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report.

60,141,718 outstanding shares of the Registrant’s common stock as of the fiscal year ended December 31, 2013.

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

Similarly, and as discussed in greater detail below in “ESTIMATES OF RESOURCES AND RESERVES,” the resource and reserve estimates included in the accompanying Annual Information Form (including the Schedules thereto), found at Exhibit 99.1 of this Form 40-F Annual Report, and management’s discussion and analysis for the fiscal year ended December 31, 2013 filed as Exhibit 99.2 to this Annual Report on Form 40-F, have been prepared in accordance with the requirements of Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), which differ from the practices used to estimate resources and reserves in reports and other materials filed with the SEC by United States companies.

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

PRINCIPAL DOCUMENTS

The following documents have been filed by the Company with this Annual Report on Form 40-F, and are incorporated herein by reference:

A. Annual Information Form

The Company’s Annual Information Form (“AIF”) for the fiscal year ended December 31, 2013: see Exhibit 99.1 of this Annual Report on Form 40-F.

B. Audited Annual Consolidated Financial Statements and accompanying Management’s Discussion and Analysis

The Company’s Audited Annual Consolidated Financial Statements including the report of Independent Registered Public Accounting Firm with respect thereto and accompanying Management’s Discussion and Analysis for fiscal year ended December 31, 2013, - see Exhibit 99.2 of this Annual Report on Form 40-F. The Company’s Audited Annual Consolidated Financial Statements have been prepared in accordance with IFRS.

CAUTIONARY COMMENT ON FORWARD-LOOKING STATEMENTS AND ADJACENT PROPERTY DISCLOSURES

Forward Looking Statements

This Annual Report on Form 40-F contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (collectively, “forward-looking statements”) that are based on the beliefs and estimates of management on the date as of which the statement are made, as well as assumptions made by and information then available to the Company. The Company’s documents incorporated herein by reference, contain forward-looking statements concerning anticipated developments in the operations of the Company in future periods, planned exploration and development activities, the adequacy of the Company’s financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. Information concerning the interpretation of drill results and mineral resource or reserve estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the AIF.

For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Adjacent Property Disclosure

The staff of the SEC takes the position that mining companies, in their filings with the SEC, should describe only those mineral deposits that the companies themselves can economically and legally extract or produce.  The AIF filed as Exhibit 99.1 to this Annual Report on Form 40-F contains information regarding adjacent properties on which we have no right to explore or mine, and is considered by management to be of material importance to the Company and its land holdings in the area.  Investors are cautioned that mineral deposits on adjacent properties are not necessarily probative of the existence, nature or extent of mineral deposits on our properties.

ESTIMATES OF RESOURCES AND RESERVES

The Company’s AIF filed as Exhibit 99.1 to this Annual Report on Form 40-F and management’s discussion and analysis for the fiscal year ended December 31, 2013 filed as Exhibit 99.2 to this Annual Report on Form 40-F have been prepared in accordance with the requirements of Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) —  CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended.  NI 43-101 is a rule developed by the Canadian Securities Administrators, which establishes standards for disclosure a Canadian public company makes of scientific and technical information concerning its mineral projects, differs from the requirements of SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Act of 1933, as amended (the “Securities Act”).

For example, the terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM standards.  These definitions differ from the definitions in SEC Industry Guide 7.

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

Accordingly, information contained in this Annual Report and the documents incorporated by reference herein contains descriptions of mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws.

DISCLOSURE CONTROLS AND PROCEDURES

After evaluating the effectiveness of the Company’s disclosure controls and procedures as required by paragraph (b) of Exchange Act Rule 13a-15, the Chief Executive Officer and Chief Financial Officer of the Company have concluded that, as of the end of the period covered by this Annual Report on Form 40-F, the Company’s disclosure controls and procedures were effective to ensure that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

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

Management has evaluated the effectiveness of the Company's internal control over financial reporting as of the end of the Company’s fiscal year ended December 31, 2013 using the framework Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on this evaluation, management concluded that, as of December 31, 2013, the Company maintained effective internal control over financial reporting.

ATTESTATION REPORT OF THE INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

Under the Jumpstart Our Business Startups Act (“JOBS Act”), enacted by Congress in April 2012, “emerging growth companies” (“EGCs”) are exempt from the requirements of Section 404(b) of the Sarbanes-Oxley Act, which requires that public companies, in connection with the filing of their annual reports under the Exchange Act provide an attestation by their independent auditors regarding management’s assessment of the effectiveness of internal controls over financial reporting. The Company qualifies as an EGC under the JOBS Act, and is therefore now exempt from the requirement of obtaining such an auditor attestation.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the period covered by this Annual Report on Form 40-F, no changes occurred in the Company’s internal control over financial reporting that were identified in connection with the evaluation required by paragraph (e) of Exchange Act Rule 13a-15 that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

Not applicable.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that each of Derek White, Richard Colterjohn and Peter Barnes is an “audit committee financial expert” as that term is defined in paragraph (8) of General Instruction B of Form 40-F, and each is an “independent director” as that term is defined under the listing standards applicable to the Company contained in Section 803A of the NYSE MKT Company Guide. A description of the relevant experience of each of such director can be found in the AIF.  The SEC has indicated that the designation of a director as an audit committee financial expert does not make that director an “expert” for any purpose, impose any duties, obligations or liability on him or her that are greater than those imposed on members of the Audit Committee and Board of Directors who do not carry this designation, or affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.

CODE OF ETHICS FOR CHIEF EXECUTIVE OFFICER, CHIEF FINANCIAL OFFICER,
AND OFFICERS AND DIRECTORS

The Company has adopted a Code of Business Conduct and Ethics (the “Code”) for its Chief Executive Officer, Chief Financial Officer, directors and officers. The Company previously furnished the latest version of the Code with the SEC on February 7, 2012 as Exhibit 99.1 to its Form 6-K. Shareholders may obtain a copy upon request, addressed to The Secretary, MAG Silver Corp., #770-800 West Pender Street, Vancouver, British Columbia, V6C 2V6.  The Company has also posted the Code on its internet website at www.magsilver.com. There have been no amendments to the Code, and no waivers have been granted from the Code during the fiscal year ended December 31, 2013.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed by the Company’s current external auditor, Deloitte LLP, in each of the last two fiscal years are as follows.
	Year ended December 31, 2013	Year ended December 31, 2012
Audit Fees	$229,700	$250,465
Tax Fees	$141,710	$169,205
All Other Fees	0	0
Total	$371,410	$419,670

The nature of the services provided by Deloitte LLP under each of the categories indicated in the table is described below.

Audit Fees

Audit fees are those incurred for professional services rendered by Deloitte LLP for the audit of the Company’s annual consolidated financial statements, for the quarterly interim reviews of the Company’s unaudited consolidated financial statements, additional services provided in connection with statutory and regulatory filings or engagements, including for the Company’s wholly owned subsidiaries, Minera Los Lagartos, S.A. de C.V., Minera Pozo Seco S.A. de C.V., and Minera Sierra Vieja S.A. de C.V.

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

OFF-BALANCE SHEET ARRANGEMENTS

None.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2013
Presented in US$ (unless noted otherwise)

Option Payments Expenditures	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years

Salamandra (1)	$564,120	$141,030	$423,090	$-	$-
Cinco de Mayo (2)	130,000	20,000	110,000	-	-

Subtotal - Option Payments	$694,120	$161,030	$533,090	$-	$-

Exploration & Evaluation Expenditures
Salamandra (1)	3,027,381	-	1,278,172	1,749,209	-
Juanicipio (3)	-	-	-	-	-
Subtotal - Exploration & Evaluation	$3,027,381	$-	$1,278,172	$1,749,209	$-

Option Payments and Exploration Expenditures – Total	$3,721,501	$161,030	$1,811,262	$1,749,209	$-

Office Lease	120,354	120,354	-	-	-
Total Obligations	$3,841,855	$281,384	$1,811,262	$1,749,209	$-

(1)
Salamandra property option payments of C$600,000 and exploration commitments of $3,027,381 over the next four years in order to exercise an initial 55% interest in the property.  An additional C$20 million of exploration expenditures (or the delivery of a feasibility study) over the following four years is required to exercise an additional 15% option on the property.

(2)	Cinco de Mayo property option payments of $130,000 on two auxiliary claims acquired in 2010.

(3)
The Company makes cash deposits to Minera Juanicipio from time to time as cash called by operator Fresnillo. The scale and scope of the Juanicipio project will require development capital in the years ahead exceeding the Company’s on hand cash resources.  It is unlikely that the Company will generate sufficient operating cash flow to meet these ongoing obligations in the foreseeable future (see ‘Juanicipio Development’ above). Accordingly the Company will need to raise additional capital in the future and is currently evaluating debt, equity, and other financing alternatives.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Company has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are:

Chair:	Derek White
Members:	Richard Colterjohn
Peter Barnes

MINE SAFETY DISCLOSURE

Not applicable.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Company has filed an Appointment of Agent for Service of Process and Undertaking on Form F-X with respect to the class of securities in relation to which the obligation to file this Form 40-F arises.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report on Form 40-F to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant:              MAG SILVER CORP.

By:   /s/ “George Paspalas”
Name:  George Paspalas
Title:   President and Chief Executive Officer
Dated:  March 31, 2014

EXHIBITS

23.1	Consent of Deloitte LLP, Independent Registered Public Accounting Firm

23.2	Consent of David Ross, P.Geo.

23.3	Consent of Michael Thomas, MAusIMM(CP)

23.4	Consent of Henrik Thalenhorst, P.Geo.

23.5	Consent of Alan Riles, MAIG

31.1	Certification by the Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification by the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification by the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1	Registrant’s Annual Information Form for the fiscal year ended December 31, 2013.

99.2	Registrant’s Audited Annual Consolidated Financial Statements and accompanying Management’s Discussion and Analysis for the fiscal year ended December 31, 2013.