Form 40-F
MAG SILVER CORP
filed 2015-03-30
CIK 1230992

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014.	Commission File Number 001-33574.
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

68,860,536 outstanding shares of the Registrant’s common stock as of the fiscal year ended December 31, 2014.

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

Similarly, and as discussed in greater detail below in “ESTIMATES OF RESOURCES AND RESERVES,” the resource and reserve estimates included in the accompanying Annual Information Form (including the Schedules thereto), found at Exhibit 99.1 of this Form 40-F Annual Report, and management’s discussion and analysis for the fiscal year ended December 31, 2014 filed as Exhibit 99.2 to this Annual Report on Form 40-F, have been prepared in accordance with the requirements of Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), which differ from the practices used to estimate resources and reserves in reports and other materials filed with the SEC by United States companies.

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

PRINCIPAL DOCUMENTS

The following documents have been filed by the Company with this Annual Report on Form 40-F, and are incorporated herein by reference:

A. Annual Information Form

The Company’s Annual Information Form (“AIF”) for the fiscal year ended December 31, 2014: see Exhibit 99.1 of this Annual Report on Form 40-F.

B. Audited Annual Consolidated Financial Statements and accompanying Management’s Discussion and Analysis

The Company’s Audited Annual Consolidated Financial Statements including the report of Independent Registered Public Accounting Firm with respect thereto and accompanying Management’s Discussion and Analysis for fiscal year ended December 31, 2014: see Exhibit 99.2 of this Annual Report on Form 40-F. The Company’s Audited Annual Consolidated Financial Statements have been prepared in accordance with IFRS.

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

ESTIMATES OF RESOURCES AND RESERVES

The Company’s AIF filed as Exhibit 99.1 to this Annual Report on Form 40-F and management’s discussion and analysis for the fiscal year ended December 31, 2014 filed as Exhibit 99.2 to this Annual Report on Form 40-F have been prepared in accordance with the requirements of Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) —  CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended.  NI 43-101 is a rule developed by the Canadian Securities Administrators, which establishes standards for disclosure a Canadian public company makes of scientific and technical information concerning its mineral projects, differs from the requirements of SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Act of 1933, as amended (the “Securities Act”).

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

Management has evaluated the effectiveness of the Company's internal control over financial reporting as of the end of the Company’s fiscal year ended December 31, 2014 using the framework Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on this evaluation, management concluded that, as of December 31, 2014, the Company maintained effective internal control over financial reporting.

ATTESTATION REPORT OF THE INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

Under the Jumpstart Our Business Startups Act (“JOBS Act”), enacted by Congress in April 2012, “emerging growth companies” (“EGCs”) are exempt from the requirements of Section 404(b) of the Sarbanes-Oxley Act, which requires that public companies, in connection with the filing of their annual reports under the Exchange Act provide an attestation by their independent auditors regarding management’s assessment of the effectiveness of internal controls over financial reporting. The Company qualifies as an EGC under the JOBS Act, and is therefore exempt from the requirement of obtaining such an auditor attestation.

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

NOTICES PURSUANT TO REGULATION BTR

Not applicable.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that each of Derek White, Richard Colterjohn, Peter Barnes and Jill Leversage is an “audit committee financial expert” as that term is defined in paragraph (8) of General Instruction B of Form 40-F, and each is an “independent director” as that term is defined under the listing standards applicable to the Company contained in Section 803A of the NYSE MKT Company Guide. A description of the relevant experience of each of such director can be found in the AIF.  The SEC has indicated that the designation of a director as an audit committee financial expert does not make that director an “expert” for any purpose, impose any duties, obligations or liability on him or her that are greater than those imposed on members of the Audit Committee and Board of Directors who do not carry this designation, or affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.

CODE OF ETHICS FOR CHIEF EXECUTIVE OFFICER, CHIEF FINANCIAL OFFICER,
AND OFFICERS AND DIRECTORS

The Company has adopted a Code of Business Conduct and Ethics (the “Code”) for its Chief Executive Officer, Chief Financial Officer, directors and officers. The Company previously furnished the latest version of the Code with the SEC on May 21, 2014 as Exhibit 99.1 to its Form 6-K. Shareholders may obtain a copy upon request, addressed to The Secretary, MAG Silver Corp., #770-800 West Pender Street, Vancouver, British Columbia, V6C 2V6.  The Company has also posted the Code on its internet website at www.magsilver.com. Amendments to the Code were approved by the directors on May 13, 2014 and since that time there have been no further amendments to the Code.  No waivers were granted from the Code during the fiscal year ended December 31, 2014.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed by the Company’s current external auditor, Deloitte LLP, in each of the last two fiscal years are as follows.
Presented in Canadian$	Year ended December 31, 2014	Year ended December 31, 2013
Audit Fees	$ 195,000	$ 191,800
Audit-Related Fees	74,880	34,400
Tax Fees	113,555	141,710
All Other Fees	0	0
Total	$ 383,435	$ 367,910

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

Audit-Related Fees

Audit-related fees are those incurred for: i) professional services rendered by Deloitte LLP relating to the short form prospectus and ii) professional fees related to the Mexican statutory audit.

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

OFF-BALANCE SHEET ARRANGEMENTS

None.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014
Presented in US$ (unless noted otherwise)

Option Payments Expenditures	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Salamandra (1)	$ 387,900	$ 172,400	$ 215,500	$ -	$ -
Cinco De Mayo (2)	110,000	110,000	-	-	-
Subtotal - Option Payments	$ 497,900	$ 282,400	$ 215,500	$ -	$ -
Exploration & Evaluation Expenditures
Salamandra (1)	860,803	-	860,803	-	-
Juanicipio (3)	-	-	-	-	-
Subtotal - Exploration & Evaluation	$ 860,803	$ -	$860,803	$ -	$ -
Option Payments and Exploration Expenditures – Total	$ 1,358,703	$ 282,400	$ 1,076,303	$ -	$ -
Office Lease	732,322	141,390	434,554	156,378	-
Total Obligations	$ 2,091,025	$ 423,790	$ 1,510,857	$ 156,378	$ -

(1)
Salamandra property option payments of C$450,000 and exploration expenditure commitments of $860,803 by May 23, 2017 in order to exercise an initial 55% interest in the property.  An additional C$20 million of exploration expenditures (or the delivery of a feasibility study) over the four years following the initial 55% earn in is required to exercise an additional 15% option on the property.

(2)	Cinco de Mayo property option payments of $110,000 on two auxiliary claims acquired in 2010.

(3)
The Company makes cash deposits to Minera Juanicipio as cash called by operator Fresnillo, based on approved joint venture budgets. The scale and scope of the Juanicipio project will require development capital in the years ahead exceeding the Company’s on hand cash resources.  As noted above in this section, it is unlikely that the Company will generate sufficient operating cash flows to meet these ongoing obligations in the foreseeable future.  Accordingly the Company will need to raise additional capital in the future and is currently evaluating debt, equity, and other financing alternatives in order to continue to fund its share of cash calls and avoid dilution of its ownership interest.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Company has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are:

Chair:	Derek White
Members:	Richard Colterjohn
Peter Barnes Jill Leversage

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

Registrant:              MAG SILVER CORP.

By:   /s/ “George Paspalas”
Name:  George Paspalas
Title:   President and Chief Executive Officer
Dated:  March 25, 2015

EXHIBITS

23.1	Consent of Deloitte LLP, Independent Registered Public Accounting Firm

23.2	Consent of David Ross, P.Geo.

23.3	Consent of Jason Cox, P.Eng.

23.4	Consent of Holger Krutzelmann, P.Eng.

31.1	Certification by the Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification by the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification by the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1	Registrant’s Annual Information Form for the fiscal year ended December 31, 2014.

99.2	Registrant’s Audited Annual Consolidated Financial Statements and accompanying Management’s Discussion and Analysis for the fiscal year ended December 31, 2014.