Form 40-F
period 2015-12-31
MAG SILVER CORP
filed 2016-03-30
CIK 1230992

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015.	Commission File Number 001-33574.
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

Indicate the number of outstanding shares of each of the Registrant's classes of capital or common stock as of the close of the period covered by the annual report.

69,407,386 outstanding shares of the Registrant's common stock as of the fiscal year ended December 31, 2015.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interac-tive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preced-ing 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes ☐	No ☐

EXPLANATORY COMMENT

MAG Silver Corp. (the "Company" or the "Registrant") is a British Columbia corporation and a "foreign private issuer" as defined in Rule 3b-4 promulgated under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") by the U.S. Securities and Exchange Commission (the "SEC").  Under the SEC's rules, the Company is eligible to prepare and file this annual report on Form 40-F, and to present the disclosures herein primarily in accordance with Canadian disclosure requirements, which differ in certain material respects from those which the SEC requires of United States companies.

For example, the Company has prepared its financial statements, which are included as Exhibit 99.2 to this annual report on Form 40-F, in accordance with IFRS, and such statements are not in many respects directly comparable to financial statements of United States companies.

Similarly, and as discussed in greater detail below in "ESTIMATES OF RESOURCES AND RESERVES," the resource and reserve estimates included in the accompanying Annual Information Form (including the Schedules thereto), found at Exhibit 99.1 of this Form 40-F Annual Report, and management's discussion and analysis for the fiscal year ended December 31, 2015 filed as Exhibit 99.2 to this Annual Report on Form 40-F, have been prepared in accordance with the requirements of Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101"), which differ from the practices used to estimate resources and reserves in reports and other materials filed with the SEC by United States companies.

As a "foreign private issuer" the Company is exempt from certain proxy-related requirements found in Sections 14(a), 14(b), 14(c),  and 14(f) of the Exchange Act, and the insider reporting, "short swing profit" and short sale provisions found in Section 16 thereof are not applicable to the Company's common shares.

PRINCIPAL DOCUMENTS

The following documents have been filed by the Company with this Annual Report on Form 40-F, and are incorporated herein by reference:

A. Annual Information Form

The Company's Annual Information Form ("AIF") for the fiscal year ended December 31, 2015: see Exhibit 99.1 of this Annual Report on Form 40-F.

B. Audited Annual Consolidated Financial Statements and accompanying Management's Discussion and Analysis

The Company's Audited Annual Consolidated Financial Statements including the report of Independent Registered Public Accounting Firm with respect thereto and accompanying Management's Discussion and Analysis for fiscal year ended December 31, 2015: see Exhibit 99.2 of this Annual Report on Form 40-F. The Company's Audited Annual Consolidated Financial Statements have been prepared in accordance with IFRS.

CAUTIONARY COMMENT ON FORWARD-LOOKING STATEMENTS AND ADJACENT PROPERTY DISCLOSURES

Forward Looking Statements
This Annual Report on Form 40-F contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (collectively, "forward-looking statements") that are based on the beliefs and estimates of management on the date as of which the statement are made, as well as assumptions made by and information then available to the Company. The Company's documents incorporated herein by reference, contain forward-looking statements concerning anticipated developments in the operations of the Company in future periods, planned exploration and development activities, the adequacy of the Company's financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates," "potential," "possible" and similar expressions, or statements that events, conditions or results "will," "may," "could" or "should" occur or be achieved. Information concerning the interpretation of drill results and mineral resource or reserve estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the AIF.

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

ESTIMATES OF RESOURCES AND RESERVES

The Company's AIF filed as Exhibit 99.1 to this Annual Report on Form 40-F and management's discussion and analysis for the fiscal year ended December 31, 2015 filed as Exhibit 99.2 to this Annual Report on Form 40-F have been prepared in accordance with the requirements of Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") —  CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended.  NI 43-101 is a rule developed by the Canadian Securities Administrators, which establishes standards for disclosure a Canadian public company makes of scientific and technical information concerning its mineral projects, differs from the requirements of SEC Industry Guide 7 ("SEC Industry Guide 7") under the United States Securities Act of 1933, as amended (the "Securities Act").

For example, the terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101 and the CIM standards.  These definitions differ from the definitions in SEC Industry Guide 7.

In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. It should not be assumed that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.

Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Annual Report and the documents incorporated by reference herein contains descriptions of mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws.

DISCLOSURE CONTROLS AND PROCEDURES

After evaluating the effectiveness of the Company's disclosure controls and procedures as required by paragraph (b) of Exchange Act Rule 13a-15, the Chief Executive Officer and Chief Financial Officer of the Company have concluded that, as of the end of the period covered by this Annual Report on Form 40-F, the Company's disclosure controls and procedures were effective to ensure that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and accumulated and communicated to the Company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

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

Management has evaluated the effectiveness of the Company's internal control over financial reporting as of the end of the Company's fiscal year ended December 31, 2015 using the framework Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on this evaluation, management concluded that, as of December 31, 2015, the Company maintained effective internal control over financial reporting.

ATTESTATION REPORT OF THE INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

Under the Jumpstart Our Business Startups Act ("JOBS Act"), enacted by Congress in April 2012, "emerging growth companies" ("EGCs") are exempt from the requirements of Section 404(b) of the Sarbanes-Oxley Act, which requires that public companies, in connection with the filing of their annual reports under the Exchange Act provide an attestation by their independent auditors regarding management's assessment of the effectiveness of internal controls over financial reporting. The Company qualifies as an EGC under the JOBS Act, and is therefore exempt from the requirement of obtaining such an auditor attestation.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the period covered by this Annual Report on Form 40-F, no changes occurred in the Company's internal control over financial reporting that were identified in connection with the evaluation required by paragraph (e) of Exchange Act Rule 13a-15 that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

Not applicable.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company's Board of Directors has determined that each of Peter Barnes, Richard Colterjohn and Jill Leversage is an "audit committee financial expert" as that term is defined in paragraph (8) of General Instruction B of Form 40-F, and each is an "independent director" as that term is defined under the listing standards applicable to the Company contained in Section 803A of the NYSE MKT Company Guide. A description of the relevant experience of each of such director can be found in the AIF.  The SEC has indicated that the designation of a director as an audit committee financial expert does not make that director an "expert" for any purpose, impose any duties, obligations or liability on him or her that are greater than those imposed on members of the Audit Committee and Board of Directors who do not carry this designation, or affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.

CODE OF ETHICS FOR CHIEF EXECUTIVE OFFICER, CHIEF FINANCIAL OFFICER,
AND OFFICERS AND DIRECTORS

The Company has adopted a Code of Business Conduct and Ethics (the "Code") for its Chief Executive Officer, Chief Financial Officer, directors and officers. The Company previously furnished the latest version of the Code with the SEC on August 21, 2015 as Exhibit 99.1 to its Form 6-K. Shareholders may obtain a copy upon request, addressed to The Secretary, MAG Silver Corp., #770-800 West Pender Street, Vancouver, British Columbia, V6C 2V6.  The Company has also posted the Code on its internet website at www.magsilver.com. Amendments to the Code were approved by the directors on June 22, 2015 and since that time there have been no further amendments to the Code.  No waivers were granted from the Code during the fiscal year ended December 31, 2015.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed by the Company's current external auditor, Deloitte LLP, in each of the last two fiscal years are as follows.

Presented in Canadian$	Year ended December 31, 2015	Year ended December 31, 2014
Audit Fees	$217,340	$206,600
Audit-Related Fees	90,030	58,490
Tax Fees	59,305	113,555
All Other Fees	0	0
Total	$366,675	$378,645

The nature of the services provided by Deloitte LLP under each of the categories indicated in the table is described below.

Audit Fees

Audit fees are those incurred for professional services rendered by Deloitte LLP for the audit of the Company's annual consolidated financial statements, for the quarterly interim reviews of the Company's unaudited consolidated financial statements, additional services provided in connection with statutory and regulatory filings or engagements, including for the Company's wholly owned subsidiaries, Minera Los Lagartos, S.A. de C.V., Minera Pozo Seco S.A. de C.V., and Minera Sierra Vieja S.A. de C.V.

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

OFF-BALANCE SHEET ARRANGEMENTS

None.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2015
Presented in US$ (unless noted otherwise)

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Property Option Payments, Exploration and Development Expenditures - Total(1)	$-	$-	$-	$-	$-
Office Lease	495,300	111,512	252,717	131,071	-
Total Obligations	$495,300	$111,512	$252,717	$131,071	$-

(1)
Although the Company makes cash deposits to Minera Juanicipio as cash called by operator Fresnillo (based on annual Minera Juanicipio budgets), they are not contractual obligations. The Company intends, however, to continue to fund its share of cash calls and avoid dilution of its ownership interest.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Company has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are:

Chair:	Peter Barnes
Members:	Richard Colterjohn
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

Registrant:              MAG SILVER CORP.

By:   /s/ "George Paspalas"
Name:  George Paspalas
Title:   President and Chief Executive Officer
Dated:  March 28, 2016

EXHIBITS

23.1	Consent of Deloitte LLP, Independent Registered Public Accounting Firm

23.2	Consent of David Ross, P.Geo.

23.3	Consent of Jason Cox, P.Eng.

23.4	Consent of Holger Krutzelmann, P.Eng.

23.5	Consent of Dr. Peter Megaw, Ph.D., C.P.G.

31.1	Certification by the Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification by the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification by the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1	Registrant's Annual Information Form for the fiscal year ended December 31, 2015.

99.2	Registrant's Audited Annual Consolidated Financial Statements and accompanying Management's Discussion and Analysis for the fiscal year ended December 31, 2015.