Form 40-F
period 2016-12-31
MAG SILVER CORP
filed 2017-03-30
CIK 1230992

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016.	Commission File Number 001-33574.
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

80,704,204 outstanding shares of the Registrant's common stock as of the fiscal year ended December 31, 2016.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑	No ☐

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

For example, the Company has prepared its financial statements, which are included as Exhibit 99.2 to this annual report on Form 40-F, in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), and such statements are not in many respects directly comparable to financial statements of United States companies.

Similarly, and as discussed in greater detail below in "ESTIMATES OF RESOURCES AND RESERVES," the resource and reserve estimates included in the accompanying Annual Information Form (including the Schedules thereto), found at Exhibit 99.1 of this Form 40-F Annual Report, and management's discussion and analysis for the fiscal year ended December 31, 2016 filed as Exhibit 99.2 to this Annual Report on Form 40-F, have been prepared in accordance with the requirements of Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101"), which differ from the practices used to estimate resources and reserves in reports and other materials filed with the SEC by United States companies.

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

PRINCIPAL DOCUMENTS

The following documents have been filed by the Company with this Annual Report on Form 40-F, and are incorporated herein by reference:

A. Annual Information Form

The Company's Annual Information Form ("AIF") for the fiscal year ended December 31, 2016: see Exhibit 99.1 of this Annual Report on Form 40-F.

B. Audited Annual Consolidated Financial Statements and accompanying Management's Discussion and Analysis

The Company's Audited Annual Consolidated Financial Statements including the reports of the Independent Registered Public Accounting Firm with respect thereto and accompanying Management's Discussion and Analysis for fiscal year ended December 31, 2016: see Exhibit 99.2 of this Annual Report on Form 40-F. The Company's Audited Annual Consolidated Financial Statements have been prepared in accordance with IFRS.

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

ESTIMATES OF RESOURCES AND RESERVES

The Company's AIF filed as Exhibit 99.1 to this Annual Report on Form 40-F and management's discussion and analysis for the fiscal year ended December 31, 2016 filed as Exhibit 99.2 to this Annual Report on Form 40-F have been prepared in accordance with the requirements of Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") —  CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended.  NI 43-101 is a rule developed by the Canadian Securities Administrators, which establishes standards for disclosure a Canadian public company makes of scientific and technical information concerning its mineral projects, differs from the requirements of SEC Industry Guide 7 ("SEC Industry Guide 7") under the United States Securities Act of 1933, as amended (the "Securities Act").

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

Management has evaluated the effectiveness of the Company's internal control over financial reporting as of the end of the Company's fiscal year ended December 31, 2016 using the framework Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on this evaluation, management concluded that, as of December 31, 2016, the Company maintained effective internal control over financial reporting.

ATTESTATION REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The required disclosure is included under the heading "Report of Independent Registered Public Accounting Firm" in the Registrant's Audited Annual Consolidated Financial Statements for fiscal year ended December 31, 2016, included as Exhibit 99.2 to this Annual Report on Form 40-F.

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

CODE OF ETHICS FOR CHIEF EXECUTIVE OFFICER, CHIEF FINANCIAL OFFICER,
AND OFFICERS AND DIRECTORS

The Company has adopted a Code of Business Conduct and Ethics (the "Code") for its Chief Executive Officer, Chief Financial Officer, directors and officers. The Company previously furnished the latest version of the Code with the SEC on August 21, 2015 as Exhibit 99.1 to its Form 6-K. Individuals may obtain a copy upon request, addressed to The Secretary, MAG Silver Corp., #770-800 West Pender Street, Vancouver, British Columbia, V6C 2V6.  The Company has also posted the Code on its internet website at www.magsilver.com. Amendments to the Code were approved by the directors on June 22, 2015 and since that time there have been no further amendments to the Code.  No waivers were granted from the Code during the fiscal year ended December 31, 2016.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed by the Company's current external auditor, Deloitte LLP, in each of the last two fiscal years are as follows.

Presented in US$	Year ended December 31, 2016	Year ended December 31, 2015
Audit Fees	$ 205,038	$ 169,158
Audit-Related Fees	84,574	30,250
Tax Fees	105,808	69,761
All Other Fees	0	0
Total	$ 395,420	$ 269,169
Note: The Canadian and Euro denominated invoices were converted to US$ at yearly average rates (C$ 2016: 0.7545; 2015: 0.7821)
(€ 2016: 1.10702; 2015: 1.10954) obtained from the Bank of Canada.

 The nature of the services provided by Deloitte LLP under each of the categories indicated in the table is described below.

Audit Fees

Audit fees are those incurred for professional services rendered by Deloitte LLP for the audit of the Company's annual consolidated financial statements and for the quarterly interim reviews of the Company's unaudited consolidated financial statements.

Audit-Related Fees

Audit-related fees are those incurred for: i) professional services rendered by Deloitte LLP relating to the short form prospectus and ii) professional fees related to the Mexican statutory audit of the Company's wholly-owned subsidiaries.
Tax Fees

Tax fees are those incurred for professional services rendered by Deloitte LLP for:  tax compliance, including the review of tax returns, tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax and value added tax); continued tax planning and advisory services on potential restructuring and spin-out projects; and, preparation of a Transfer Pricing report.

All Other Fees

There are no other fees to report under this category for professional services rendered by Deloitte LLP for the Company.

PRE-APPROVAL POLICIES AND PROCEDURES

It is within the mandate of the Company's Audit Committee to pre-approve all audit and non-audit related fees. The Audit Committee is informed routinely as to the non-audit services actually provided by the auditor pursuant to this pre-approval process.  The auditors also present the estimate for the annual audit related services to the Audit Committee for approval prior to undertaking the annual audit of the financial statements.

OFF-BALANCE SHEET ARRANGEMENTS

None.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2016
Presented in US$ (unless noted otherwise)

	Total	Less than 1 year	1-3 Years	3-5 Years
Property Option Payments, Exploration and Development Expenditures – Total (1)	$ -	$ -	$ -	$ -

Office Lease	363,475	129,449	234,026	-
Total Obligations	$ 363,475	$ 129,449	$ 234,026	$ -

(1)
Although the Company makes cash deposits to Minera Juanicipio as cash is called by the operator Fresnillo, plc (based on annual Minera Juanicipio budgets), they are not contractual obligations. The Company intends, however, to continue to fund its share of cash calls and avoid dilution of its ownership interest.

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

Registrant:              MAG SILVER CORP.

By:   /s/ "George Paspalas"
Name:  George Paspalas
Title:   President and Chief Executive Officer
Dated:  March 29, 2017

EXHIBITS

23.1	Consent of Deloitte LLP, Independent Registered Public Accounting Firm

23.2	Consent of David Ross, P.Geo.

23.3	Consent of Jason Cox, P.Eng.

23.4	Consent of Holger Krutzelmann, P.Eng.

23.5	Consent of Dr. Peter Megaw, Ph.D., C.P.G.

31.1	Certification by the Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification by the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification by the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1	Registrant's Annual Information Form for the fiscal year ended December 31, 2016.

99.2	Registrant's Audited Annual Consolidated Financial Statements and accompanying Management's Discussion and Analysis for the fiscal year ended December 31, 2016.