Form 40-F
period 2017-12-31
MAG SILVER CORP
filed 2018-03-27
CIK 1230992

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 40-F

ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017.	Commission File Number 001-33574.

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
Puglisi & Associates 850 Library Avenue, Suite 204 Newark, DE 19711 Tel: (302) 738-6680
(Name, address (including zip code) and telephone number (including area code) Of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares, without par value	NYSE American

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

For annual reports, indicate by check mark the information filed with this Form:

X Annual information form	X Audited annual consolidated financial statements

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report.

85,478,790 outstanding shares of the Registrant’s common stock as of the fiscal year ended December 31, 2017.

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

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

EXPLANATORY COMMENT

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

For example, the Company has prepared its financial statements, which are included as Exhibit 99.2 to this annual report on Form 40-F, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and such statements are not in many respects directly comparable to financial statements of United States companies.

Similarly, and as discussed in greater detail below in “ESTIMATES OF RESOURCES AND RESERVES,” the resource and reserve estimates included in the accompanying Annual Information Form (including the Schedules thereto), found at Exhibit 99.1 of this Form 40-F Annual Report, and management’s discussion and analysis for the fiscal year ended December 31, 2017 filed as Exhibit 99.2 to this Annual Report on Form 40-F, have been prepared in accordance with the requirements of Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), which differ from the practices used to estimate resources and reserves in reports and other materials filed with the SEC by United States companies.

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

PRINCIPAL DOCUMENTS

The following documents have been filed by the Company with this Annual Report on Form 40-F, and are incorporated herein by reference:

A. Annual Information Form

The Company’s Annual Information Form (“AIF”) for the fiscal year ended December 31, 2017: see Exhibit 99.1 of this Annual Report on Form 40-F.

B. Audited Annual Consolidated Financial Statements and accompanying Management’s Discussion and Analysis

The Company’s Audited Annual Consolidated Financial Statements including the reports of the Independent Registered Public Accounting Firm with respect thereto and accompanying Management’s Discussion and Analysis for fiscal year ended December 31, 2017: see Exhibit 99.2 of this Annual Report on Form 40-F. The Company’s Audited Annual Consolidated Financial Statements have been prepared in accordance with IFRS.

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

ESTIMATES OF RESOURCES AND RESERVES

The Company’s AIF filed as Exhibit 99.1 to this Annual Report on Form 40-F and management’s discussion and analysis for the fiscal year ended December 31, 2017 filed as Exhibit 99.2 to this Annual Report on Form 40-F have been prepared in accordance with the requirements of Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) —  CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended.  NI 43-101 is a rule developed by the Canadian Securities Administrators, which establishes standards for disclosure a Canadian public company makes of scientific and technical information concerning its mineral projects, differs from the requirements of SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Act of 1933, as amended (the “Securities Act”).

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

Management has evaluated the effectiveness of the Company's internal control over financial reporting as of the end of the Company’s fiscal year ended December 31, 2017 using the framework Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on this evaluation, management concluded that, as of December 31, 2017, the Company maintained effective internal control over financial reporting.

ATTESTATION REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The required disclosure is included under the heading “Report of Independent Registered Public Accounting Firm” in the Registrant’s Audited Annual Consolidated Financial Statements for fiscal year ended December 31, 2017, included as Exhibit 99.2 to this Annual Report on Form 40-F.

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

NOTICES PURSUANT TO REGULATION BTR

Not applicable.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that each of Peter Barnes, Richard Clark and Jill Leversage is an “audit committee financial expert” as that term is defined in paragraph (8) of General Instruction B of Form 40-F, and each is an “independent director” as that term is defined under the listing standards applicable to the Company contained in Section 803A of the NYSE American Company Guide. A description of the relevant experience of each of such director can be found in the AIF.  The SEC has indicated that the designation of a director as an audit committee financial expert does not make that director an “expert” for any purpose, impose any duties, obligations or liability on him or her that are greater than those imposed on members of the Audit Committee and Board of Directors who do not carry this designation, or affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.

CODE OF ETHICS FOR CHIEF EXECUTIVE OFFICER, CHIEF FINANCIAL OFFICER,

AND OFFICERS AND DIRECTORS

The Company has adopted a Code of Business Conduct and Ethics (the “Code”) for its Chief Executive Officer, Chief Financial Officer, directors and officers. The Company previously furnished the latest version of the Code with the SEC on March 30, 2017 as Exhibit 99.1 to its Form 6-K. Individuals may obtain a copy upon request, addressed to The Secretary, MAG Silver Corp., #770-800 West Pender Street, Vancouver, British Columbia, V6C 2V6.  The Company has also posted the Code on its internet website at www.magsilver.com. Amendments to the Code were approved by the directors on March 27, 2017 and since that time there have been no further amendments to the Code. No waivers were granted from the Code during the fiscal year ended December 31, 2017.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed by the Company’s current external auditor, Deloitte LLP, in each of the last two fiscal years are as follows:

Presented in US$	Year ended December 31, 2017	Year ended December 31, 2016
Audit Fees	$219,500	$271,927
Audit-Related Fees	15,100	103,251
Tax Fees	48,600	112,718
All Other Fees	0	0
Total	$283,200	$487,896

Note: The Canadian and Euro denominated invoices were converted to US$ at yearly average rates (C$ 2017: 0.7705; 2016: 0.7545)

(€ 2017: 1.12812; 2016: 1.10702) obtained from the Bank of Canada.

The nature of the services provided by Deloitte LLP under each of the categories indicated in the table is described below.

Audit Fees

Audit fees are those incurred for professional services rendered by Deloitte LLP for the audit of the Company’s annual consolidated financial statements and for the quarterly interim reviews of the Company’s unaudited consolidated financial statements.

Audit-Related Fees

Audit-related fees are those incurred for: i) professional services rendered by Deloitte LLP relating to the short form prospectus and ii) professional fees related to the Mexican statutory audit of the Company’s wholly-owned subsidiaries.

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

PRE-APPROVAL POLICIES AND PROCEDURES

It is within the mandate of the Company’s Audit Committee to pre-approve all audit and non-audit related fees. The Audit Committee is informed routinely as to the non-audit services actually provided by the auditor pursuant to this pre-approval process.  The auditors also present the estimate for the annual audit related services to the Audit Committee for approval prior to undertaking the annual audit of the financial statements.

OFF-BALANCE SHEET ARRANGEMENTS

None.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2017

Presented in US$ (unless noted otherwise)

	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Property Option Payments, Exploration and Development Expenditures – Total	$1,887	$-	$175	$1,712	$-

Minera Juanicipio (1)	-	-	-	-	$-

Other Office commitments	336	166	170	-	-
Total Obligations	$2,223	$166	$345	$1,712	$-

(1)	Although the Company makes cash deposits to Minera Juanicipio as cash is called by the operator Fresnillo, plc (based on annual Minera Juanicipio budgets), they are not contractual obligations. The Company intends, however, to continue to fund its share of cash calls and avoid dilution of its ownership interest.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Company has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are:

Chair:	Peter Barnes
Members:	Richard Clark
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

Registrant:              MAG SILVER CORP.

By:   /s/ “George Paspalas”

Name:  George Paspalas

Title:   President and Chief Executive Officer

Dated:  March 23, 2018

EXHIBITS

23.1	Consent of Deloitte LLP, Independent Registered Public Accounting Firm

23.2	Consent of Adrienne Ross, Ph.D., P.Geo., P.Geol.

23.3	Consent of Gary Methven, P.Eng.

23.4	Consent of Harald Muller, FAusIMM

23.5	Consent of Carl Kottmeier, P.Eng.

23.6	Consent of Dr. Peter Megaw, Ph.D., C.P.G.

31.1	Certification by the Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification by the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification by the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1	Registrant’s Annual Information Form for the fiscal year ended December 31, 2017.

99.2	Registrant’s Audited Annual Consolidated Financial Statements and accompanying Management’s Discussion and Analysis for the fiscal year ended December 31, 2017.

101.	Interactive Data File