Form 40-F
period 2018-12-31
MAG SILVER CORP
filed 2019-04-01
CIK 1230992

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 40-F

ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018.	Commission File Number 001-33574.

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

85,539,476 outstanding shares of the Registrant’s common stock as of the fiscal year ended December 31, 2018.

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

Yes [X]	No ☐

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

Similarly, and as discussed in greater detail below in “ESTIMATES OF RESOURCES AND RESERVES,” the resource and reserve estimates included in the accompanying Annual Information Form (including the Schedules thereto), found at Exhibit 99.1 of this Form 40-F Annual Report, and management’s discussion and analysis for the fiscal year ended December 31, 2018 filed as Exhibit 99.2 to this Annual Report on Form 40-F, have been prepared in accordance with the requirements of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), which differ from the practices used to estimate resources and reserves in reports and other materials filed with the SEC by United States companies.

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

PRINCIPAL DOCUMENTS

The following documents have been filed by the Company with this Annual Report on Form 40-F, and are incorporated herein by reference:

A. Annual Information Form

The Company’s Annual Information Form (“AIF”) for the fiscal year ended December 31, 2018: see Exhibit 99.1 of this Annual Report on Form 40-F.

B. Audited Annual Consolidated Financial Statements and accompanying Management’s Discussion and Analysis

The Company’s Audited Annual Consolidated Financial Statements including the reports of the Independent Registered Public Accounting Firm with respect thereto and accompanying Management’s Discussion and Analysis for fiscal year ended December 31, 2018: see Exhibit 99.2 of this Annual Report on Form 40-F. The Company’s Audited Annual Consolidated Financial Statements have been prepared in accordance with IFRS.

CAUTIONARY COMMENT ON FORWARD-LOOKING STATEMENTS AND ADJACENT PROPERTY DISCLOSURES

Forward Looking Statements

Certain information contained in this Annual Report on Form 40-F, including any information relating to the Company’s future oriented financial information are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws (collectively “forward-looking statements”).  All statements in this Annual Report on Form 40-F, other than statements of historical facts are forward-looking statements, including statements regarding the anticipated time and capital schedule to production;  expectations on the approval of the development of the project; estimated project economics, including but not limited to, mill recoveries, payable metals produced, production rates, payback time, capital and operating and other costs, Internal Rate of Return (“IRR”), anticipated life of mine, and mine plan; expected upside from additional exploration; expected capital requirements and adequacy of current working capital for the next year; and other future events or developments.   Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions.  These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from results projected in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements including, but not limited to, commodities prices; changes in expected mineral production performance; unexpected increases in capital costs; exploitation and exploration results; continued availability of capital and financing; differing results and recommendations in the feasibility study commissioned by Minera Juanicipio; whether or not there is a production decision by Minera Juanicipio; risks related to holding a minority investment interest in the Juanicipio Property; and general economic, market or business conditions. In addition, forward-looking statements are subject to various risks, including but not limited to operational risk; environmental risk; political risk; currency risk; capital cost inflation risk; that data is incomplete or inaccurate; the limitations and assumptions within drilling, engineering and socio-economic studies relied upon in preparing the 2017 PEA (as defined herein); and market risks. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward-looking statement will come to pass and investors should not place undue reliance upon forward-looking statements. The Company does not undertake to provide updates to any of the forward-looking statements in this Annual Report on Form 40-F, except as required by law.

Assumptions have been made including, but not limited to, the Company’s ability to carry on its various exploration and development activities including project development timelines, the timely receipt of required approvals and permits, the price of the minerals produced, the costs of operating, exploration and development expenditures, the impact on operations of the Mexican Tax Regime, and the Company’s ability to obtain adequate financing.  The Company cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect.  The forward-looking statements in this Annual Report on Form 40-F speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law.  There is no certainty that any forward-looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

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

ESTIMATES OF RESOURCES AND RESERVES

The Company’s AIF filed as Exhibit 99.1 to this Annual Report on Form 40-F and management’s discussion and analysis for the fiscal year ended December 31, 2018 filed as Exhibit 99.2 to this Annual Report on Form 40-F have been prepared in accordance with the requirements of Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) —  CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended.  NI 43-101 is a rule developed by the Canadian Securities Administrators, which establishes standards for disclosure a Canadian public company makes of scientific and technical information concerning its mineral projects, differs from the requirements of SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Act of 1933, as amended (the “Securities Act”).

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

Management has evaluated the effectiveness of the Company's internal control over financial reporting as of the end of the Company’s fiscal year ended December 31, 2018 using the framework Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on this evaluation, management concluded that, as of December 31, 2018, the Company maintained effective internal control over financial reporting.

ATTESTATION REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Registrant’s internal control over financial reporting as of December 31, 2018 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who also audited the Registrant’s Consolidated Financial Statements for the years ended December 31, 2018 and 2017. Deloitte LLP expressed an unqualified opinion on the effectiveness of the Registrant’s internal control over financial reporting. The reports of Deloitte LLP are found under the heading “Report of Independent Registered Public Accounting Firm” in the Registrant’s Audited Annual Consolidated Financial Statements for fiscal year ended December 31, 2018, included as Exhibit 99.2 to this Annual Report on Form 40-F.

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

CODE OF ETHICS FOR CHIEF EXECUTIVE OFFICER, CHIEF FINANCIAL OFFICER,

AND OFFICERS AND DIRECTORS

The Company has adopted a Code of Business Conduct and Ethics (the “Code”) for its Chief Executive Officer, Chief Financial Officer, directors and officers. The Company previously furnished the latest version of the Code with the SEC on March 30, 2017 as Exhibit 99.1 to its Form 6-K. Individuals may obtain a copy upon request, addressed to The Secretary, MAG Silver Corp., #770-800 West Pender Street, Vancouver, British Columbia, V6C 2V6.  The Company has also posted the Code on its internet website at www.magsilver.com. The Code is reviewed annually, most recently on March 25, 2019. No waivers were granted from the Code during the fiscal year ended December 31, 2018.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed by the Company’s current external auditor, Deloitte LLP, in each of the last two fiscal years are as follows:

Presented in Canadian$	Year ended December 31, 2018	Year ended December 31, 2017
Audit Fees	298,000	284,800
Audit-Related Fees	23,043	19,600
Tax Fees	152,517	63,065
All Other Fees	0	0
Total	$473,560	$367,465

The nature of the services provided by Deloitte LLP under each of the categories indicated in the table is described below.

Audit Fees

Audit fees are those incurred for professional services rendered by Deloitte LLP for the audit of the Company’s annual consolidated financial statements, for the quarterly interim reviews of the Company’s unaudited consolidated financial statements, and for professional services in relation to the short form prospectus.

Audit-Related Fees

Audit-related fees are those incurred for professional fees related to the Mexican statutory audits of the Company’s wholly-owned subsidiaries.

Tax Fees

Tax fees are those incurred for professional services rendered by Deloitte LLP for  tax compliance, including the review of tax returns, tax planning and advisory services relating to common forms of domestic and international taxation, continued tax planning and advisory services on potential restructuring and spin-out projects, and services related to the Company’s transfer pricing report.

All Other Fees

There are no other fees to report under this category for professional services rendered by Deloitte LLP for the Company.

PRE-APPROVAL POLICIES AND PROCEDURES

It is within the mandate of the Company’s Audit Committee to pre-approve all audit and non-audit related fees. The Audit Committee is informed routinely as to the non-audit services actually provided by the auditor pursuant to this pre-approval process.  The auditors also present the estimate for the annual audit related services to the Audit Committee for approval prior to undertaking the annual audit of the financial statements. No audit-related services or other services were approved by the Audit Committee pursuant to the de minimis exception provided by Section (c)(7)(i)(C) of Rule 2-01 or Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

None.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2018

Presented in thousands of US$ (unless noted otherwise)

		Less than 1 year	1-3 Years	3-5 Years	More than 5 years
	Total	2019	2020 - 2021	2022-2023	2024 and over
Committed Exploration Expenditures	1,250	1,250	-	-

Minera Juanicipio (1)(2)	-	-	-	-	-

Office and other commitments	353	217	136	-	-
Total Obligations	1,603	1,467	136	-	-

1)  Although the Company makes cash advances to Minera Juanicipio as cash called by the operator Fresnillo (based on approved Minera Juanicipio budgets), they are not contractual obligations. The Company intends, however, to continue to fund its share of cash calls and avoid dilution of its ownership interest in Minera Juanicipio.

2) According to the operator, Fresnillo, contractual commitments for processing equipment of $23.1 million and for development contractors of $69.5 million with respect to the Juanicipio Project have been committed to as at December 31, 2018.

The Company also has optional commitments for property option payments and exploration expenditures as outlined in Exploration and Evaluation Assets, Note 7 of the Company’s consolidated financial statements for the year ended December 31, 2018: see Exhibit 99.2 of this Annual Report on Form 40-F. There is no obligation to make any of those payments or to conduct any work on its optioned properties. As the Company advances them, it evaluates exploration results and determines at its own discretion which option payments to make and which additional exploration work to undertake in order to comply with the funding requirements.

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

Registrant:              MAG SILVER CORP.

By:   /s/ “George Paspalas”

Name:  George Paspalas

Title:   President and Chief Executive Officer

Dated:  March 29, 2019

EXHIBITS

23.1	Consent of Deloitte LLP, Independent Registered Public Accounting Firm

23.2	Consent of Adrienne Ross, Ph.D., P.Geo., P.Geol.

23.3	Consent of Gary Methven, P.Eng.

23.4	Consent of Harald Muller, FAusIMM

23.5	Consent of Carl Kottmeier, P.Eng.

23.6	Consent of Dr. Peter Megaw, Ph.D., C.P.G.

31.1	Certification by the Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification by the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification by the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1	Registrant’s Annual Information Form for the fiscal year ended December 31, 2018.

99.2	Registrant’s Audited Annual Consolidated Financial Statements and accompanying Management’s Discussion and Analysis for the fiscal year ended December 31, 2018.

101	Interactive Data File.