Form 40-F
period 2019-12-31
MAG SILVER CORP
filed 2020-03-30
CIK 1230992

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 40-F

ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019.	Commission File Number 001-33574.

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

Puglisi & Associates 850 Library Avenue, Suite 204 Newark, DE 19711 Tel: (302) 738-6680

(Name, address (including zip code) and telephone number (including area code) Of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, without par value	MAG	NYSE American

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

For annual reports, indicate by check mark the information filed with this Form:

X Annual information form	X Audited annual consolidated financial statements

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report.

86,579,995 outstanding shares of the Registrant’s common stock as of the fiscal year ended December 31, 2019.

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

Similarly, and as discussed in greater detail below in “ESTIMATES OF RESOURCES AND RESERVES,” the resource and reserve estimates included in the accompanying Annual Information Form (including the Schedules thereto), found at Exhibit 99.1 of this Form 40-F Annual Report, and management’s discussion and analysis for the fiscal year ended December 31, 2019 filed as Exhibit 99.2 to this Annual Report on Form 40-F, have been prepared in accordance with the requirements of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), which differ from the practices used to estimate resources and reserves in reports and other materials filed with the SEC by United States companies.

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

PRINCIPAL DOCUMENTS

The following documents have been filed by the Company with this Annual Report on Form 40-F, and are incorporated herein by reference:

A. Annual Information Form

The Company’s Annual Information Form (“AIF”) for the fiscal year ended December 31, 2019: see Exhibit 99.1 of this Annual Report on Form 40-F.

B. Audited Annual Consolidated Financial Statements and accompanying Management’s Discussion and Analysis

The Company’s Audited Annual Consolidated Financial Statements including the reports of the Independent Registered Public Accounting Firm with respect thereto and accompanying Management’s Discussion and Analysis for fiscal year ended December 31, 2019: see Exhibit 99.2 of this Annual Report on Form 40-F. The Company’s Audited Annual Consolidated Financial Statements have been prepared in accordance with IFRS as issued by IASB.

CAUTIONARY COMMENT ON FORWARD-LOOKING STATEMENTS AND ADJACENT PROPERTY DISCLOSURES

Forward Looking Statements

Certain information contained in this Annual Report on Form 40-F, including any information relating to the Company’s future oriented financial information are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws (collectively “forward-looking statements”).  All statements in this Annual Report on Form 40-F, other than statements of historical facts are forward-looking statements. Such forward-looking statements include, but are not limited to, statements regarding the future price of silver, gold, lead, zinc and copper, the estimation of mineral resources, preliminary economic estimates relating to the Minera Juanicipio Project (the “Juanicipio Project”), estimates of the time and amount of future silver, gold, lead, zinc and copper production for specific operations, estimated future exploration and development expenditures and other expenses for specific operations, permitting timelines, the Company’s expectations regarding impairments of mineral properties, the expected timeline to commercial production at the Juanicipio Project, the expected timeline to complete construction at the Juanicipio Project, the expected capital requirements to achieve commercial production at the Juanicipio Project, the Company’s expectations regarding the sufficiency of its capital resources and requirements for additional capital, litigation risks, currency fluctuations, environmental risks and reclamation cost, the Company’s commitment to corporate social responsibility, and changes to governmental laws and regulations.   Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions.  These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from results projected in such forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements including, but not limited to, the potential for no commercially mineable deposits due to the speculative nature of the Company’s business; none of the properties in which the Company has an interest having any mineral reserves; the Company’s material property is in the development stage and many such projects experience cost overruns or delays; estimates of mineral resources being based on interpretation and assumptions which are inherently imprecise; no guarantee of surface rights for the Company’s mineral properties or those it has an interest in; no guarantee of the Company’s ability to obtain all necessary licenses and permits that may be required to carry out exploration and development of its mineral properties or those it has an interest in; risks related to the properties in which the Company has an interest being primarily located in foreign jurisdictions, including Mexico, which may be subject to political instability, governmental relations, adverse government policies and increased police and military enforcement action against criminal activities; the effect of global economic and political instability on the Company’s business; the effect of the coronavirus outbreak as a global pandemic on the Company’s business; risks related to maintaining a positive relationship with the communities in which the Company operates; risks related to the Company’s ability to finance substantial expenditures required for commercial operations on its mineral properties or those it has an interest in; the Company’s history of losses and no revenues from operations; risks related to the Company’s ability to arrange additional financing, and possible loss of the Company’s interests in its properties or those it has an interest in due to a lack of adequate funding; risks related to access and availability of infrastructure, power and water; risks related to ground water levels at the Juanicipio Project; risks related to a lack of access to a skilled workforce; risks related to the Juanicipio Project mine plan and mine design and the development timeline to production; risks related to the Juanicipio Project not achieving the financial results and the development timeline consistent with the 2017 PEA (as defined herein); risks related to the capital requirements for the Juanicipio Project and the timeline to production; risks related to the Company’s decision to participate in the development of the Juanicipio Project; risks related to the mine plan and mine design; risks related to title, challenge to title, or potential title disputes regarding the Company’s mineral properties or those it has an interest in; risks related to the Company being a minority shareholder of Minera Juanicipio; risks related to disputes with joint venture shareholders; risks related to the influence of the Company’s significant shareholders over the direction of the Company’s business; the potential for legal proceedings to be brought against the Company; risks related to environmental regulations; the highly competitive nature of the mineral exploration industry; risks related to equipment shortages, access restrictions and lack of infrastructure on the Company’s mineral properties or those it has an interest in; the Company’s dependence upon key personnel, some of whom may not have entered into written agreements with the Company, and other qualified management; the Company’s dependence on certain related party service providers (Minera Cascabel S.A. de C.V. and IMDEX Inc.) to supervise operations in Mexico; the Company’s dependence on Fresnillo plc (“Fresnillo”) to attract, train and retain qualified personnel; the Company’s dependence on Fresnillo to supervise and operate the Juanicipio Project; risks related to directors being, or becoming, associated with other natural resource companies which may give rise to conflicts of interest; currency fluctuations (particularly the C$/U.S.$ and U.S.$/Mexican Peso exchange rates) and inflationary pressures; risks related to mining operations generally; risks related to fluctuation of mineral prices and marketability; risks related to the adverse application of new or existing laws, including without limitation anti-corruption laws, human rights laws and Mexican foreign investment, income tax laws and Mexican laws; the Company being subject to Canadian disclosure practices concerning its mineral resources which allow for more disclosure than is permitted for domestic U.S. reporting companies; risks related to maintaining adequate internal control over financial reporting; funding and property commitments that may result in dilution to the Company’s shareholders; the volatility of the price of the Company’s Common Shares; the uncertainty of maintaining a liquid trading market for the Company’s Common Shares; the Company being a “passive foreign investment company” which may have adverse U.S. federal income tax consequences for U.S. shareholders; the difficulty of U.S. litigants effecting service of process or enforcing any judgments against the Company, as the Company, its principals and assets are located outside of the United States; all of the Company’s mineral property assets being located outside of Canada; risks related to the decrease of the market price of the Common Shares if the Company’s shareholders sell substantial amounts of Common Shares; risks related to future sales or issuances of equity securities diluting voting power and reducing future earnings per share; risks related to dilution to existing shareholders if new shares are issued; risks related to dilution to existing shareholders if deferred share units, restricted share units or performance share units are converted into Common Shares of the Company; the history of the Company with respect to not paying dividends and anticipation of not paying dividends in the foreseeable future; and the absence of a market through which the Company’s securities, other than Common Shares, may be sold. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward-looking statement will come to pass and investors should not place undue reliance upon forward-looking statements. The Company does not undertake to provide updates to any of the forward-looking statements in this Annual Report on Form 40-F, except as required by law.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. The foregoing list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including without limitation, those referred to in the AIF under the heading “Risk Factors” and documents incorporated by reference herein. The Company’s forward-looking statements are based on the reasonable beliefs, expectations and opinions of management on the date the statements are made and, other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements.

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

ESTIMATES OF RESOURCES AND RESERVES

The Company’s AIF filed as Exhibit 99.1 to this Annual Report on Form 40-F and management’s discussion and analysis for the fiscal year ended December 31, 2019 filed as Exhibit 99.2 to this Annual Report on Form 40-F have been prepared in accordance with the requirements of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) —  CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended.  NI 43-101 is a rule developed by the Canadian Securities Administrators, which establishes standards for disclosure a Canadian public company makes of scientific and technical information concerning its mineral projects, differs from the requirements of SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Act of 1933, as amended (the “Securities Act”).

For example, the terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM standards.  These definitions differ from the definitions in SEC Industry Guide 7.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC under SEC Industry Guide 7. It should not be assumed that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.

Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC, under SEC Industry Guide 7, normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

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

Management has evaluated the effectiveness of the Company's internal control over financial reporting as of the end of the Company’s fiscal year ended December 31, 2019 using the framework Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on this evaluation, management concluded that, as of December 31, 2019, the Company maintained effective internal control over financial reporting.

ATTESTATION REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Company’s internal control over financial reporting as of December 31, 2019 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who also audited the Registrant’s Consolidated Financial Statements for the years ended December 31, 2019 and 2018. Deloitte LLP expressed an unqualified opinion on the effectiveness of the Registrant’s internal control over financial reporting. The reports of Deloitte LLP are found under the heading “Report of Independent Registered Public Accounting Firm” in the Registrant’s Audited Annual Consolidated Financial Statements for fiscal year ended December 31, 2019, included as Exhibit 99.2 to this Annual Report on Form 40-F.”

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

CODE OF ETHICS FOR CHIEF EXECUTIVE OFFICER, CHIEF FINANCIAL OFFICER,

AND OFFICERS AND DIRECTORS

The Company has adopted a Code of Business Conduct and Ethics (the “Code”) for its Chief Executive Officer, Chief Financial Officer, directors and officers. The Company previously furnished the latest version of the Code with the SEC on April 1, 2019 as Exhibit 99.4 to its Form 6-K. Individuals may obtain a copy upon request, addressed to the Chief Financial Officer, MAG Silver Corp., #770-800 West Pender Street, Vancouver, British Columbia, V6C 2V6.  The Company has also posted the Code on its internet website at www.magsilver.com. The Code is reviewed annually, most recently on March 23, 2020. No waivers were granted from the Code during the fiscal year ended December 31, 2019.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed by the Company’s current external auditor, Deloitte LLP, in each of the last two fiscal years are as follows:

Presented in Canadian$	Year ended December 31, 2019	Year ended December 31, 2018
Audit Fees	$270,000	$298,000
Audit-Related Fees	3,636	23,043
Tax Fees	82,501	152,517
All Other Fees	0	0
Total	$356,137	$473,560

The nature of the services provided by Deloitte LLP under each of the categories indicated in the table is described below.

Audit Fees

Audit fees are those incurred for professional services rendered by Deloitte LLP for the audit of the Company’s annual consolidated financial statements, for the quarterly interim reviews of the Company’s unaudited condensed interim consolidated financial statements, and for professional services in relation to the short form prospectus.

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

OFF-BALANCE SHEET ARRANGEMENTS

None.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019

Presented in thousands of US$ (unless noted otherwise)

		Less than 1 year	1-3 Years	3-5 Years	More than 5 years
	Total	2020	2021-2022	2023-2024	2025 and over
Committed Exploration Expenditures	-	-	-	-	-

Minera Juanicipio (1)(2)	-	-	-	-	-

Other commitments	142	69	73	-	-
Total Obligations	$142	$69	$73	-	-

1)  Although the Company makes cash advances to Minera Juanicipio as cash called by the operator Fresnillo (based on approved Minera Juanicipio budgets), they are not contractual obligations. The Company intends, however, to continue to fund its share of cash calls and avoid dilution of its ownership interest in Minera Juanicipio.

2) According to the operator, Fresnillo, contractual commitments for processing equipment of $17.7 million and for development contracts of $102.1 million with respect to the Juanicipio Project have been committed to as at December 31, 2019.

The Company also has optional commitments for property option payments and exploration expenditures as outlined in Exploration and Evaluation Assets, Note 7 of the Company’s consolidated financial statements for the year ended December 31, 2019: see Exhibit 99.2 of this Annual Report on Form 40-F. There is no obligation to make any of those payments or to conduct any work on its optioned properties. As the Company advances them, it evaluates exploration results and determines at its own discretion which option payments to make and which additional exploration work to undertake in order to comply with the funding requirements.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Company has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are:

Chair:	Jill Leversage
Members:	Richard Clark
Peter Barnes

MINE SAFETY DISCLOSURE

Not applicable.

CORPORATE GOVERNANCE PRACTICES

There are certain differences between the corporate governance practices applicable to the Company and those applicable to U.S. companies under the NYSE American Company Guide. Any significant differences will be described on the Company’s website at www.magsilver.com. Information contained in or otherwise accessible through the Company’s website does not form part of this Form 40-F, and is not incorporated into this Form 40-F by reference.

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

Registrant:	MAG SILVER CORP.

By:	/s/ George Paspalas
Name:	George Paspalas
Title:	President and Chief Executive Officer
Dated:	March 30, 2020

EXHIBITS

23.1	Consent of Deloitte LLP, Independent Registered Public Accounting Firm

23.2	Consent of AMC Mining Consultants (Canada) Ltd.

23.3	Consent of Dr. Peter Megaw, Ph.D., C.P.G.

31.1	Certification by the Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification by the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification by the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1	Registrant’s Annual Information Form for the fiscal year ended December 31, 2019.

99.2	Registrant’s Audited Annual Consolidated Financial Statements and accompanying Management’s Discussion and Analysis for the fiscal year ended December 31, 2019.

101	Interactive Data File.