Form 40-F/A
period 2019-12-31
MAG SILVER CORP
filed 2020-04-23
CIK 1230992

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

AMENDMENT NO. 1

TO

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

Yes ☒	No ☐

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

This Amendment No. 1 to the Annual Report on Form 40-F (“Amendment No. 1”) amends the Annual Report on Form 40-F of MAG Silver Corp. (the “Registrant”) for the year ended December 31, 2019, which was originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 30, 2020 (the “Original Annual Report”). This Amendment No. 1 is being filed solely to include the Registrant’s amended Annual Information Form (filed as Exhibit 99.1 to this Amendment No. 1), in accordance with applicable Canadian securities laws.

Except as described above, the Original Annual Report remains unchanged. This Amendment No. 1 does not reflect events occurring after the filing of the Original Annual Report, or modify or update those disclosures. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Annual Report.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No. 1 to the Annual Report on Form 40-F to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant: MAG SILVER CORP.

By:	/s/ George Paspalas
Name: George Paspalas
Title: President and Chief Executive Officer
Dated: April 23, 2020

EXHIBITS

23.1*	Consent of Deloitte LLP, Independent Registered Public Accounting Firm

23.2	Consent of AMC Mining Consultants (Canada) Ltd.

23.3	Consent of Dr. Peter Megaw, Ph.D., C.P.G.

31.1	Certification by the Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification by the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification by the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1	Registrant’s Annual Information Form for the fiscal year ended December 31, 2019.

99.2*	Registrant’s Audited Annual Consolidated Financial Statements and accompanying Management’s Discussion and Analysis for the fiscal year ended December 31, 2019.

101*	Interactive Data File.

________________________

* Previously filed.