Form 40-F/A
period 2020-12-31
MAG SILVER CORP
filed 2021-08-19
CIK 1230992

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

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the Registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

EXPLANATORY COMMENT

This Amendment No. 1 to the Annual Report on Form 40-F (“Amendment No. 1”) amends the Annual Report on Form 40-F of MAG Silver Corp. (the “Registrant”) for the year ended December 31, 2020, which was originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 31, 2021 (the “Original Annual Report”). This Amendment No. 1 is being filed solely to include Deloitte LLP’s amended consent (filed as Exhibit 23.1 to this Amendment No. 1).

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

Registrant:              MAG SILVER CORP.

By: /s/ George Paspalas

Name:  George Paspalas

Title:   President and Chief Executive Officer

Dated:  August 19, 2021

EXHIBITS

23.1	Consent of Deloitte LLP, Independent Registered Public Accounting Firm

23.2*	Consent of AMC Mining Consultants (Canada) Ltd.

23.3*	Consent of Dr. Peter Megaw, Ph.D., C.P.G.

31.1	Certification by the Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification by the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification by the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1*	Registrant’s Annual Information Form for the fiscal year ended December 31, 2020.

99.2*	Registrant’s Audited Annual Consolidated Financial Statements and accompanying Management’s Discussion and Analysis for the fiscal year ended December 31, 2020.

101*	Interactive Data File.

________________________

* Previously filed.