Form 40-F
period 2021-12-31
MAG SILVER CORP
filed 2022-04-01
CIK 1230992

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021.	Commission File Number 001-33574.

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

Puglisi & Associates 850 Library Avenue, Suite 204 Newark, DE 19711 Tel: (302) 738-6680
(Name, address (including zip code) and telephone number (including area code) Of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, without par value	MAG	NYSE American

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual consolidated financial statements

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report.

97,809,441 outstanding shares of the Registrant’s common stock as of the fiscal year ended December 31, 2021.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interac‐tive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preced‐ing 12 months (or for such shorter period that the Registrant was required to submit such files).

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

Similarly, and as discussed in greater detail below in “ESTIMATES OF RESOURCES AND RESERVES,” the resource and reserve estimates included in the accompanying Annual Information Form (including the Schedules thereto), found at Exhibit 99.1 of this Form 40-F Annual Report, and management’s discussion and analysis for the fiscal year ended December 31, 2021 filed as Exhibit 99.2 to this Annual Report on Form 40-F, have been prepared in accordance with the requirements of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), which differ from the practices used to estimate resources and reserves in reports and other materials filed with the SEC by United States companies.

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

PRINCIPAL DOCUMENTS

The following documents have been filed by the Company with this Annual Report on Form 40-F, and are incorporated herein by reference:

A. Annual Information Form

The Company’s Annual Information Form (“AIF”) for the fiscal year ended December 31, 2021: see Exhibit 99.1 of this Annual Report on Form 40-F.

B. Audited Annual Consolidated Financial Statements and accompanying Management’s Discussion and Analysis

The Company’s Audited Annual Consolidated Financial Statements including the reports of the Independent Registered Public Accounting Firm with respect thereto and accompanying Management’s Discussion and Analysis for fiscal year ended December 31, 2021: see Exhibit 99.2 of this Annual Report on Form 40-F. The Company’s Audited Annual Consolidated Financial Statements have been prepared in accordance with IFRS as issued by IASB.

CAUTIONARY COMMENT ON FORWARD-LOOKING STATEMENTS

Forward Looking Statements

Certain information contained in this Annual Report on Form 40-F and the documents incorporated by reference herein, including any information relating to the Company’s future oriented financial information are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws (collectively “forward-looking statements”). All statements in this Annual Report on Form 40-F and the documents incorporated by reference herein, other than statements of historical facts, are forward-looking statements. Such forward-looking statements and information include, but are not limited to, statements regarding: the future price of silver, gold, lead, zinc and copper; the estimation of mineral resources; preliminary economic estimates relating to the Minera Juanicipio Project (the “Juanicipio Project”); estimates of the time and amount of future silver, gold, lead, zinc and copper production for specific operations; estimated future exploration and development expenditures and other expenses for specific operations; permitting timelines; the Company’s expectations regarding impairments of mineral properties; the expected timeline to commercial production at the Juanicipio Project; the expected timeline to complete construction at the Juanicipio Project; the expected timeline for the Comisión Federal de Electricidad to complete the tie-in of the Juanicipio Project to the national power grid and, as a consequence, the expected extended timeline for the processing plant at the Juanicipio Project to commence commissioning; the closing of the Company’s acquisition of Gatling Exploration Inc. (the “Gatling Acquisition”) within the expected timeline, if at all; the expected benefits of the Gatling Acquisition; the Company’s provision of a convertible C$3 million secured bridge loan to Gatling Exploration Inc. in connection with the Gatling Acquisition; the amount of mineralized development material to be processed through the Fresnillo plc (“Fresnillo”) plant; the annual exploration expenditures to be paid by the Company on the Company’s 100% interest in the Deer Trail project; the expected capital requirements to achieve commercial production at the Juanicipio Project; proposed amendments to the Federal Labour Law on labour subcontracting in Mexico; the Company’s expectations regarding the sufficiency of its capital resources and requirements for additional capital; the Company’s expectations regarding the sufficiency of its capital resources and requirements for additional capital; litigation risks; currency fluctuations; environmental risks and reclamation cost; the Company’s commitment to corporate social responsibility; and changes to governmental laws and regulations.

Forward-looking statements are often, but not always, identified by the use of words o such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. Forward-looking statements are necessarily based upon estimates and assumptions, which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company’s control and many of which, regarding future business decisions, are subject to change. Assumptions and other factors underlying the Company’s expectations regarding forward-looking statements or information contained in this prospectus include, among others: the Company’s ability to manage growth effectively; the absence of material adverse changes in the mining industry or the global economy; trends in the mining industry and markets; the Company’s ability to maintain good business relationships; the Company’s ability to manage and integrate acquisitions; the Company’s Mineral Resource estimates, and the assumptions upon which they are based; the Company’s ability to comply with current and future environmental, safety and other regulatory requirements and to obtain and maintain required regulatory approvals; the Company’s expectation that its operations will not be significantly disrupted as a result of political instability, nationalization, terrorism, sabotage, social or political activism, breakdown, natural disasters, governmental or political actions, litigation or arbitration proceedings, equipment or infrastructure failure, labour shortages, transportation disruptions or accidents, or other development or exploration risks; the Company’s expectations regarding the level of disruption to operations at the Juanicipio Project as a result of the novel coronavirus (“COVID-19”) and variants thereof; the Company’s ability to meet the expected timelines to production; the Company’s ability to retain key personnel; the Company’s ability to raise sufficient debt or equity financing to support the Company’s continued growth; the timely receipt of required approvals and permits; that the Company will continue to have sufficient working capital to fund its operations; the global financial markets and general economic conditions will be stable and prosperous in the future; preliminary economic estimates and the assumptions upon which they are based relating to the Juanicipio Project; and the Company’s Mineral Resource estimates and the assumptions upon which they are based.

Many factors could cause actual results to differ materially from those in forward-looking statements, including, but not limited to: the potential for no commercially mineable deposits due to the speculative nature of the Company’s business; none of the properties in which the Company has an interest having any mineral reserves; the Company’s material property is in the development stage and many such projects experience cost overruns or delays; estimates of mineral resources being based on interpretation and assumptions which are inherently imprecise; no guarantee of surface rights for the Company’s mineral properties or those it has an interest in; no guarantee of the Company’s ability to obtain all necessary licenses and permits that may be required to carry out exploration and development of its mineral properties or those it has an interest in; risks related to the properties in which the Company has an interest being primarily located in foreign jurisdictions, including Mexico, which may be subject to political instability, governmental relations, adverse government policies and increased police and military enforcement action against criminal activities; the effect of global economic and political instability on the Company’s business; the effect of the COVID-19 outbreak as a global pandemic on the Company’s business; risks related to maintaining a positive relationship with the communities in which the Company operates; risks related to the Company’s ability to finance substantial expenditures required for commercial operations on its mineral properties or those it has an interest in; the Company’s history of losses and no revenues from operations; risks related to the Company’s ability to arrange additional financing, and possible loss of the Company’s interests in its properties or those it has an interest in due to a lack of adequate funding; risks related to access and availability of infrastructure, power and water; risks related to ground water levels at the Juanicipio Project; risks related to a lack of access to a skilled workforce; risks related to the Juanicipio Project mine plan and mine design and the development timeline to production; risks related to the Juanicipio Project not achieving the financial results and the development timeline consistent with the 2017 PEA (as defined herein); risks related to the capital requirements for the Juanicipio Project and the timeline to production; risks related to the Company’s decision to participate in the development of the Juanicipio Project; risks related to the mine plan and mine design; risks related to title, challenge to title, or potential title disputes regarding the Company’s mineral properties or those it has an interest in; risks related to the Company being a minority shareholder of Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”); risks related to disputes with joint venture shareholders; risks related to the influence of the Company’s significant shareholders over the direction of the Company’s business; the potential for legal proceedings to be brought against the Company; risks related to environmental regulations; physical risks related to extreme climate events and natural disasters such as high temperatures, droughts and extreme rainfall; the highly competitive nature of the mineral exploration industry; risks related to the Company’s ability to manage and integrate acquisitions; risks related to equipment shortages, access restrictions and lack of infrastructure on the Company’s mineral properties or those it has an interest in; the Company’s dependence upon key personnel; the Company’s dependence on certain related party service providers (Minera Cascabel S.A. de C.V. and IMDEX Inc.) to conduct some of its operations in Mexico; the Company’s dependence on Fresnillo to attract, train and retain qualified personnel; the Company’s dependence on Fresnillo to supervise and operate the Juanicipio Project; risks related to directors being, or becoming, associated with other natural resource companies which may give rise to conflicts of interest; currency fluctuations (particularly the C$/U.S.$ and U.S.$/Mexican Peso exchange rates) and inflationary pressures; risks related to mining operations generally; risks related to fluctuation of mineral prices and marketability; risks related to the adverse application of new or existing laws, including without limitation anti-corruption laws, human rights laws and Mexican foreign investment, income tax laws and Mexican laws; the Company being subject to Canadian disclosure practices concerning its mineral resources which allow for more disclosure than is permitted for domestic U.S. reporting companies; risks related to maintaining adequate internal control over financial reporting; funding and property commitments that may result in dilution to the Company’s shareholders; the volatility of the price of the common shares of the Company (the “Common Shares”); the uncertainty of maintaining a liquid trading market for the Common Shares; the difficulty of U.S. litigants effecting service of process or enforcing any judgments against the Company, as the Company, its principals and assets are located outside of the United States; all of the Company’s mineral property assets being located outside of Canada; risks related to the decrease of the market price of the Common Shares if the Company’s shareholders sell substantial amounts of Common Shares; risks related to future sales or issuances of equity securities diluting voting power and reducing future earnings per share; risks related to dilution to existing shareholders if new shares are issued; Fresnillo’s ability to maintain community relations programs; risks related to dilution to existing shareholders if deferred share units, restricted share units or performance share units are converted into Common Shares; the history of the Company with respect to not paying dividends and anticipation of not paying dividends in the foreseeable future; and the absence of a market through which the Company’s securities, other than Common Shares, may be sold. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward-looking statement will come to pass and investors should not place undue reliance upon forward-looking statements. The Company does not undertake to provide updates to any of the forward-looking statements in this Annual Report on Form 40-F, except as required by law.

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

ESTIMATES OF MINERAL RESOURCES

The Company’s AIF filed as Exhibit 99.1 to this Annual Report on Form 40-F and management’s discussion and analysis for the fiscal year ended December 31, 2021 filed as Exhibit 99.2 to this Annual Report on Form 40-F have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is an instrument developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the United States Securities and Exchange Commission (the “SEC”) generally applicable to U.S. companies. Accordingly, information contained in the Company’s AIF for the fiscal year ended December 31, 2021 and Management’s Discussion and Analysis for the fiscal year ended December 31, 2021 are not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

DISCLOSURE CONTROLS AND PROCEDURES

After evaluating the effectiveness of the Company’s disclosure controls and procedures as required by paragraph (b) of Exchange Act Rule 13a-15, the Chief Executive Officer and Chief Financial Officer of the Company have concluded that, as of the end of the period covered by this Annual Report on Form 40-F, the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

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

Management has evaluated the effectiveness of the Company's internal control over financial reporting as of the end of the Company’s fiscal year ended December 31, 2021 using the framework Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on this evaluation, management concluded that, as of December 31, 2021, the Company maintained effective internal control over financial reporting.

ATTESTATION REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Company’s internal control over financial reporting as of December 31, 2021 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who also audited the Registrant’s Consolidated Financial Statements for the years ended December 31, 2021 and 2020. Deloitte LLP expressed an unqualified opinion on the effectiveness of the Registrant’s internal control over financial reporting. The reports of Deloitte LLP are found under the heading “Report of Independent Registered Public Accounting Firm” in the Registrant’s Audited Annual Consolidated Financial Statements for fiscal year ended December 31, 2021, included as Exhibit 99.2 to this Annual Report on Form 40-F.

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

NOTICES PURSUANT TO REGULATION BTR

Not applicable.

AUDIT COMMITTEE FINANCIAL EXPERT

As at December 31, 2021, the Audit Committee was comprised of Dale Peniuk, Peter Barnes and Jill Leversage. The Company’s Board of Directors has determined that each of the members of the Audit Committee is an “audit committee financial expert” as that term is defined in paragraph (8) of General Instruction B of Form 40-F, and each is an “independent director” as that term is defined under the listing standards applicable to the Company contained in Section 803A of the NYSE American Company Guide. A description of the relevant experience of each of such director can be found in the AIF.  The SEC has indicated that the designation of a director as an audit committee financial expert does not make that director an “expert” for any purpose, impose any duties, obligations or liability on him or her that are greater than those imposed on members of the Audit Committee and Board of Directors who do not carry this designation, or affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.

CODE OF ETHICS FOR CHIEF EXECUTIVE OFFICER, CHIEF FINANCIAL OFFICER,
AND OFFICERS AND DIRECTORS

The Company has adopted a Code of Business Conduct and Ethics (the “Code of Conduct”) for its Chief Executive Officer, Chief Financial Officer, directors and officers. The Company furnished the latest version of the Code of Conduct with the SEC on March 28, 2022, as Exhibit 99.1 to its Form 6-K. Individuals may obtain a copy upon request, addressed to the Corporate Secretary, MAG Silver Corp., #770-800 West Pender Street, Vancouver, British Columbia, V6C 2V6.  The Company has also posted the Code of Conduct on its internet website at www.magsilver.com. The Code of Conduct is reviewed annually, most recently on March 25, 2022. No waivers were granted from the Code of Conduct during the fiscal year ended December 31, 2021.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed by the Company’s current external auditor, Deloitte LLP, Vancouver, British Columbia, Canada, Audit Firm ID 1208, in each of the last two fiscal years are as follows:

	Year ended December 31, 2021 Canadian $	Year ended December 31, 2020 Canadian $
Audit Fees	333,882	350,494
Audit-Related Fees	0	0
Tax Fees	100,870	82,462
All Other Fees	0	0
Total	434,752	432,956

The nature of the services provided by Deloitte LLP under each of the categories indicated in the table is described below.

Audit Fees

Audit fees are those incurred for professional services rendered by Deloitte LLP for the audit of the Company’s annual consolidated financial statements, and for the quarterly interim reviews of the Company’s unaudited condensed interim consolidated financial statements.

Audit-Related Fees

There are no audit-related fees to report under this category for professional services rendered by Deloitte LLP for the Company.

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

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements required to be disclosed in this Annual Report on Form 40-F.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Company has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. As at December 31, 2021, the Audit Committee was comprised of the following members:

Chair:	Dale Peniuk
Members:	Peter Barnes
Jill Leversage

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

Registrant:              MAG SILVER CORP.

By:          /s/ George Paspalas
Name:  George Paspalas
Title:   President and Chief Executive Officer
Dated:  March 31, 2022

EXHIBITS

23.1	Consent of Deloitte LLP, Independent Registered Public Accounting Firm

23.2	Consent of AMC Mining Consultants (Canada) Ltd.

23.3	Consent of Dr. Peter Megaw, Ph.D., C.P.G.

31.1	Certification by the Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification by the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification by the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1	Registrant’s Annual Information Form for the fiscal year ended December 31, 2021.

99.2	Registrant’s Audited Annual Consolidated Financial Statements and accompanying Management’s Discussion and Analysis for the fiscal year ended December 31, 2021.

101	Interactive Data File (formatted as Inline XBRL).

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).