Form 40-F
period 2024-12-31
MAG SILVER CORP
filed 2025-03-24
CIK 1230992

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2024.	Commission File Number 001-33574.

MAG SILVER CORP.

(Exact name of Registrant as specified in its charter)

British Columbia

(Province or other jurisdiction of incorporation or organization)

1040

(Primary Standard Industrial Classification Code Number (if applicable))

Not Applicable

(I.R.S. Employer Identification Number (if applicable))

815 Hastings Street West, Suite 801

Vancouver, British Columbia V6C 1B4

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

103,357,295 outstanding shares of the Registrant’s common stock as of the year ended December 31, 2024.

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

For example, the Company has prepared its financial statements, which are included as Exhibit 99.2 to this Annual Report on Form 40-F, in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”), and such statements are not in many respects directly comparable to financial statements of United States companies.

Similarly, and as discussed in greater detail below in “ESTIMATES OF MINERAL RESOURCES AND RESERVES,” the technical disclosure included in the accompanying Annual Information Form (including the Schedules thereto), found at Exhibit 99.1 of this Annual Report on Form 40-F, and Management’s Discussion and Analysis for the year ended December 31, 2024 filed as Exhibit 99.2 to this Annual Report on Form 40-F, have been prepared in accordance with the requirements of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), which differ from the standards and practices used in reports and other materials filed with the SEC by United States companies.

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

PRINCIPAL DOCUMENTS

The following documents have been filed by the Company with this Annual Report on Form 40-F, and are incorporated herein by reference:

A. Annual Information Form

The Company’s Annual Information Form (“AIF”) for the year ended December 31, 2024: see Exhibit 99.1 of this Annual Report on Form 40-F.

B. Audited Annual Consolidated Financial Statements and accompanying Management’s Discussion and Analysis

The Company’s Audited Annual Consolidated Financial Statements including the reports of the Independent Registered Public Accounting Firm with respect thereto and accompanying Management’s Discussion and Analysis for the year ended December 31, 2024: see Exhibit 99.2 of this Annual Report on Form 40-F. The Company’s Audited Annual Consolidated Financial Statements have been prepared in accordance with IFRS Accounting Standards.

CAUTIONARY COMMENT ON FORWARD-LOOKING STATEMENTS

Forward-Looking Statements

Certain information contained in this Annual Report on Form 40-F and the documents incorporated by reference herein, including any information relating to the Company’s future oriented financial information are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995 and constitute forward-looking information within the meaning of applicable Canadian securities laws (collectively “forward-looking statements”). All statements in this Annual Report on Form 40-F and the documents incorporated by reference herein, other than statements of historical facts, are forward-looking statements. Such forward-looking statements include, but are not limited to, statements regarding: the future price of silver, gold, lead, zinc and copper; the estimation of mineral resources and mineral reserves; the Company’s expectations regarding exploration, drilling and sample testing; economic estimates and projected sales relating to the Juanicipio mine (the “Juanicipio Mine” or “Juanicipio”) ; estimates of the time and amount of future silver, gold, lead and zinc production for specific operations; estimated future exploration and development expenditures and other expenses for specific operations; permitting timelines; the Company’s expectations regarding impairments of mineral properties; the Company’s expectations regarding commercial production at Juanicipio, including its ability to maintain the 4,000 tonnes per day milling rate; the Company’s expectations regarding operating and other offsite costs at Juanicipio; the Company’s estimation of tailings production and waste; the Company’s expectations regarding the tailings storage facility at Juanicipio; expectations and costs relating to the operator services agreement between the Company and Fresnillo plc (“Fresnillo”); the anticipated operations of the processing plant at Juanicipio and the related impacts on production for the current financial year; the amount of excess mineralized material to be processed through the Fresnillo plants during Juanicipio operations; expectations regarding the Company’s and Fresnillo’s ability to secure several positive outcomes for Juanicipio, including but not limited to, generating sufficient cash-flow from production to offset Juanicipio cash requirements; the intended use of proceeds from the 2023 Offering and the Flow-Through Private Placement (each as defined in the AIF); the Company’s expected use of the $40 million revolving credit facility with the Bank of Montreal (the “Facility”); statements that address the declaration, timing, amount, and payment of future dividends, including future cashflow-linked dividends and future periodic dividends; statements that address the tax treatment of the dividends for non-resident investors; the annual exploration expenditures to be paid by the Company on its share of exploration at Juanicipio; the annual exploration expenditures to be paid by the Company on the Company’s 100% interest in the Deer Trail project (the “Deer Trail Project”), and the Company’s 100% interest in the Larder project (the “Larder Project”) and other exploration projects; the Company’s expectations of results from the Deer Trail Project drilling program and initiation of the drilling program associated with the Larder Project; the Company’s expectations with respect to its exploration activities; the potential impact of Mexican employment laws on the Company’s operations and exploration expectations; the expected capital, and sustaining capital and working capital requirements at the Juanicipio Mine, including the potential for additional cash calls; amendments to the Mexican federal labour law on labour subcontracting in Mexico and their potential impacts; the Company's expectations regarding maintaining labour forces for the duration of operations; amendments to the Mexican Federal Mining Law on granting of future mining, water and exploration permits and their potential impacts; statements regarding legal challenges to the amendments to the Mexican Federal Mining Law; the Company’s expectations regarding the sufficiency of its capital resources and requirements for additional capital; the Company’s expectations regarding the payment of dividends and use of available funds; the Company’s expectations with respect to Apollo Silver Corp.’s (“Apollo”) timing and ability to meet the conditions to acquire the Cinco de Mayo Project subject to the exploration, earn-in and option agreement; the Company’s planned initiatives with respect to its health and safety, environmental, social responsibility, human rights, diversity and other environmental, social and corporate governance related commitments; the continuation of the Company’s amended and restated shareholder rights plan; the Company’s expectation that shareholders will approve the renewal of the Shareholder Rights Plan at the 2025 annual meeting of shareholders; the Company’s continued engagement of related party service providers (Minera Cascabel S.A. de CV. and IMDEX Inc.; expectations regarding the impact of certain taxes on the viability of Juanicipio; litigation risks; currency and interest rate fluctuations; the potential effect of negative cash flow and expectations regarding revenue; surface rights and title risks; environmental risks and reclamation costs; the Company’s commitment to corporate social responsibility; and changes to governmental laws and regulations; the Company’s ability to meet business objectives and milestones; and statements regarding the adequacy of the Company’s internal controls over financial reporting in preventing and detecting misstatements in the future, or projections relating to any evaluation of the effectiveness of internal controls over financial reporting to future periods.

Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. Forward-looking statements are necessarily based upon estimates and assumptions, which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company’s control and many of which, regarding future business decisions, are subject to change. Assumptions and other factors underlying the Company’s expectations regarding forward-looking statements or information contained in this Annual Report on Form 40-F include, among others: the Company’s ability to manage growth effectively; the absence of material adverse changes in the mining industry or the global economy; trends in the mining industry and markets; the Company’s ability to maintain good business relationships; the Company’s ability to manage and integrate acquisitions; the Company’s mineral resource and mineral reserve estimates and the assumptions upon which they are based; the Company’s ability to comply with current and future environmental, safety and other regulatory requirements and to obtain and maintain required regulatory approvals; the Company’s expectation that its operations will not be significantly disrupted as a result of political instability, pandemics and communicable diseases, cyber security risks and artificial intelligence, nationalization, terrorism, sabotage, social or political activism, breakdown, natural disasters, wildfires, governmental or political actions, litigation or arbitration proceedings, equipment or infrastructure failure, labour shortages, transportation disruptions or accidents, or other development or exploration risks; the Company’s ability to meet project development timelines; the Company and Fresnillo will agree on the manner in which Minera Juanicipio S.A. de CV. (“Minera Juanicipio”) and Equipos Chaparral, S.A. de CV. (together with Minera Juanicipio, the “Juanicipio Entities”) will operate, including agreement on development plans, exploration plans and capital expenditures; the Company’s ability to meet production expectations; the Company’s ability to retain key personnel; the Company’s ability to raise sufficient debt or equity financing to support the Company’s continued growth; Apollo’s ability to meet the conditions to acquire the Cinco de Mayo Project subject to the exploration, earn-in and option agreement; the timely receipt of required approvals and permits; that the Company will continue to have sufficient working capital to fund its operations; that the price of silver, gold, lead, zinc and copper will not decline significantly or for a protracted period of time; the impact on operations of the Mexican tax regime and proposed amendments to applicable Mexican legislation, including the Mexican Federal Mining Law; the global financial markets and general economic conditions (including monetary policies and rates of inflation) will be stable and conducive to business in the future; and preliminary economic estimates and the assumptions upon which they are based relating to Juanicipio.

Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including without limitation, estimates of mineral resources and mineral reserves being based on interpretation and assumptions which are inherently imprecise; no guarantee that licenses and permits required by the Company or the Juanicipio Entities to conduct business will be obtained; surface rights and title risks; most exploration projects do not result in commercially mineable deposits; the properties in which the Company has an interest are located primarily in Mexico; economic and political instability may affect the Company’s business; there are no assurances with respect to the relative strength and stability of future metal markets and the Company’s liquidity and long-term ability to raise the capital required to execute its business plans may be affected by market volatilities; community relations may affect the Company’s business; the Company’s activities may be impacted by the spread of the novel coronavirus outbreak and variants thereof or other virus outbreaks; substantial expenditures are required for commercial operations; liquidity and financing risks; risks related to the Facility; uncertainties and risks relating to the operation of the Juanicipio Mine; the Company’s capital and operating costs, production schedules and economic returns are based on certain assumptions which may prove to be inaccurate; Juanicipio capital requirements contemplated in the technical report for Juanicipio titled “Juanicipio Mineral Resource and Mineral Reserves NI 43-101 Technical Report” with an effective date of March 4, 2024 (the “2024 Technical Report”) are subject to volatility and uncertainty; the actual capital and operating costs and economic returns are uncertain and will differ significantly from those estimated for mineral project production and exploration are uncertain; the Juanicipio Mine plan and design and the financial results may not be consistent with the 2024 Technical Report; labour risks; infrastructure risk; risks related to amendments to the Mexican federal labour law on labour subcontracting; risks related to the Company’s decision to participate in the development, exploration, production and operation of the Juanicipio Mine; the Company may encounter certain transportation and refining risks; the Company being a minority shareholder and non-operator of the Juanicipio Entities; the Company has significant shareholders that may be able to exert influence over the direction of the Company’s business; the Company, its directors, officers and management (with the exception of the Chief Exploration Officer) and all of its material assets are located outside of the United States, which makes it difficult for U.S. litigants to effect service of process, or enforce, any judgments obtained against the Company or its officers or directors; the Company may pay dividends in the immediate future; the Company’s ability to pay future dividends; the Company could in the future be classified as a “passive foreign investment company”, which could have adverse U.S. federal income tax consequences for U.S. holders of Common Shares; the Company in the future could have tariffs or other restrictive trade measures or countermeasures placed upon it affecting trade between Canada, the United States and Mexico; risks related to the highly competitive nature of the mineral exploration industry; environmental regulations are becoming more onerous to comply with; tailings storage facility / permit risks; the Company may experience difficulties managing and integrating acquisitions; the Company or the Juanicipio Entities may be subject to litigation; cyber security risks; risks related to natural disasters; foreign currency fluctuations and inflationary pressures; conflicts of interest may arise among the Company’s directors; the Company may be subject to reputational risk; mining operations generally involve a high degree of risk and potential liability and insurance coverage may not cover all potential risks; metal prices and marketability fluctuate and any decline in metal prices may have a negative effect on the Company; risks related to amendments to the Mexican Federal Mining Law; the environment in which the Company operates may not adhere to international standards with respect to security and human rights; risks related to the Company being subject to anti-corruption laws; the Company may be required by human rights laws to take actions that delay the advancement of its projects; the Company’s activities within Mexico are subject to extensive laws and regulations governed by Mexican regulators; risks related to Mexican foreign investment and income tax laws; the Company may fail to maintain adequate internal control over financial reporting pursuant to the requirements of the Sarbanes-Oxley Act; any enforcement proceedings under Canada’s Extractive Sector Transparency Measures Act against the Company could adversely affect the Company and those other factors referred to in more detail in the AIF under the heading “Risk Factors”. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. The foregoing list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements.

There is no certainty that any forward-looking statement will come to pass and investors should not place undue reliance upon forward-looking statements. The Company’s forward-looking statements are based on the reasonable beliefs, expectations and opinions of management on the date the statements are made and, the Company does not undertake to provide updates to any of the forward-looking statements in this Annual Report on Form 40-F or the documents incorporated by reference herein, except as required by law. For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements and information.

ESTIMATES OF MINERAL RESOURCES AND RESERVES

The technical disclosure contained in the Company’s AIF filed as Exhibit 99.1 to this Annual Report on Form 40-F and Management’s Discussion and Analysis for the year ended December 31, 2024 filed as Exhibit 99.2 to this Annual Report on Form 40-F has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Counsel, as amended (the “CIM Definition Standards”). NI 43-101 is an instrument developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the disclosure requirements of the SEC under subpart 1300 of Regulation S-K (the “SEC Modernization Rules”). The Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and provides disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, information contained in the Company’s AIF for the year ended December 31, 2024 and Management’s Discussion and Analysis for the year ended December 31, 2024 may differ significantly from the information that would be disclosed had the Company prepared its mineral resource and reserve estimates under the standards adopted under the SEC Modernization Rules.

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

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)) is a process designed by, or caused to be designed under the supervision of the President and Chief Executive Officer, and the Chief Financial Officer, and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS Accounting Standards. It includes those policies and procedures that:

i.	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
ii.

provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS Accounting Standards, and that the Company’s receipts and expenditures are made only in accordance with authorizations of the Company’s management and directors; and

iii.

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

Management, under the supervision of the President and Chief Executive Officer, and the Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that, as of December 31, 2024, the Company’s internal control over financial reporting was effective.

The effectiveness of MAG’s internal control over financial reporting, as of December 31, 2024, has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who also audited the Company’s Audited Annual Consolidated Financial Statements as at and for the year ended December 31, 2024, as stated in their reports.

ATTESTATION REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Company’s internal control over financial reporting as of December 31, 2024 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who also audited the Company’s Audited Annual Consolidated Financial Statements for the years ended December 31, 2024 and 2023. Deloitte LLP expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting. The reports of Deloitte LLP are found under the heading “Report of Independent Registered Public Accounting Firm” in the Company’s Audited Annual Consolidated Financial Statements for the year ended December 31, 2024, included as Exhibit 99.2 to this Annual Report on Form 40-F.

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

NOTICES PURSUANT TO REGULATION BTR

Not applicable.

AUDIT COMMITTEE FINANCIAL EXPERT

As at December 31, 2024, the Audit Committee was comprised of Dale Peniuk, Peter Barnes and Jill Leversage. The Company’s Board of Directors has determined that each of the members of the Audit Committee is an “audit committee financial expert” as that term is defined in paragraph (8) of General Instruction B of Form 40-F, and each is an “independent director” as that term is defined under the listing standards applicable to the Company contained in Section 803A of the NYSE American Company Guide. A description of the relevant experience of each of such director can be found in the AIF.  The SEC has indicated that the designation of a director as an audit committee financial expert does not make that director an “expert” for any purpose, impose any duties, obligations or liability on him or her that are greater than those imposed on members of the Audit Committee and Board of Directors who do not carry this designation, or affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.

CODE OF ETHICS FOR CHIEF EXECUTIVE OFFICER, CHIEF FINANCIAL OFFICER,

AND OFFICERS AND DIRECTORS

The Company has adopted a Code of Business Conduct and Ethics (the “Code of Conduct”) for its Chief Executive Officer, Chief Financial Officer, directors and officers. The Company furnished the latest version of the Code of Conduct with the SEC on March 28, 2022, as Exhibit 99.1 to its Form 6-K. Individuals may obtain a copy upon request, addressed to the Corporate Secretary, MAG Silver Corp., #801-815 Hastings Street West, Vancouver, British Columbia, V6C 1B4.  The Company has also posted the Code of Conduct on its internet website at www.magsilver.com. The Code of Conduct is reviewed annually, most recently on March 21, 2025. No waivers were granted from the Code of Conduct during the year ended December 31, 2024.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed by the Company’s current external auditor, Deloitte LLP, Vancouver, Canada, PCAOB ID No. 1208, in each of the last two years are as follows:

	Year ended December 31, 2024 Canadian $	Year ended December 31, 2023 Canadian $
Audit Fees	481,435	451,620
Audit-Related Fees	5,510	4,746
Tax Fees	89,382	122,650
All Other Fees	0	0
Total	576,327	579,016

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

IDENTIFICATION OF THE AUDIT COMMITTEE

The Company has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. As at December 31, 2024, the Audit Committee was comprised of the following members:

Chair:	Dale Peniuk
Members:	Peter Barnes
Jill Leversage

Subsequently, John Armstrong was appointed to the Audit Committee effective February 19, 2025.

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

Registrant:              MAG SILVER CORP.

By:	/s/ George Paspalas
Name:	George Paspalas
Title:	President and Chief Executive Officer
Dated:	March 24, 2025

EXHIBITS

23.1	Consent of Deloitte LLP, Independent Registered Public Accounting Firm

23.2	Consent of Paul Salmenmaki, P.Eng.

23.3	Consent of Robert Chesher, FAusIMM (CPMET)

23.4	Consent of Mo Molavi, P.Eng.

23.5	Consent of AMC Mining Consultants (Canada) Ltd.

23.6	Consent of Robert Craig Stewart, P.Geo.

23.7	Consent of Gilberto Dominguez, P.E.

31.1	Certification by the Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification by the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification by the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

97	Executive Compensation Recovery Policy (incorporated by reference to Exhibit 97 to the Annual Report on Form 40-F of the Company filed with the SEC on March 27, 2024).

99.1	Registrant’s Annual Information Form for the year ended December 31, 2024.

99.2	Registrant’s Audited Annual Consolidated Financial Statements and accompanying Management’s Discussion and Analysis for the year ended December 31, 2024.

99.3	Registrant’s Management’s Discussion and Analysis for the year ended December 31, 2024.

101	Interactive Data File (formatted as Inline XBRL).

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).